SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary

INDEX

Description

Annual Report 2008

Notice of Annual General Meeting 2009

Form of Proxy AGM 2009

Form of Proxy ADR Holders AGM 2009

Form of Proxy Irish Branch Register AGM 2009

There’s more: heritage momentum transparency strength opportunity innovation focus expertise to Prudential

Annual Report 2008

Financial highlights

In 2008 we delivered a very strong performance in the face of extremely challenging economic conditions, demonstrating the soundness and resilience of our strategy.

Our European Embedded Value (EEV) total operating profit was up 17 per cent to £2,961 million, and Group International Financial Reporting Standards (IFRS) statutory operating profit was up by 12 per cent to £1,347 million.

Our Group capital and cash position remains robust with an Insurance Groups Directive (IGD) capital surplus estimated at £1.7 billion.

Our financial strength, prudent management of capital resources, geographic spread, trusted brands and relentless focus on seizing profitable opportunities in the pre- and post-retirement market has once again proved to be a successful formula, even amid the exceptional economic conditions of 2008.

Key performance indicators

Annual premium equivalent new business premiums

↑ 5%

2008	£3,025m
2007	£2,868m

European Embedded Value operating profit from long-term business

↑ 16%

2008	£2,906m
2007	£2,509m

European Embedded Value new business profit

↑ 8%

2008	£1,307m
2007	£1,205m

International Financial Reporting Standards operating profit

↑ 12%

2008	£1,347m
2007	£1,201m

Present value of new business premiums

↑ 6%

2008	£22,529m
2007	£21,308m

Holding company cash flow

↑ 166%

2008	£54m
2007*	£(82)m

External funds under management

↓ 9%

2008	£62bn
2007	£69bn

Comparatives at Actual exchange rates (AER)

* 2007 excludes the sales proceeds from Egg

The directors' report of Prudential plc for the year ended 31 December 2008 is set out on pages 1 to 100 and on pages 360 to 363, and includes the sections of the Annual Report referred to in these pages.

Overview

2 There's more to Prudential
6 Chairman's statement
10 Group Chief Executive's report

Business review

20 Chief Financial Officer's overview
34 Risk and capital management:
- Risk oversight
- Capital management
44 Business unit review:
- Insurance operations: Asia, US, UK
- Asset management: M&G, Asia, US
69 Other corporate information
74 Corporate responsibility review

Governance

80 Board of directors
83 Governance report:
- Corporate governance
- Risk governance
- Corporate responsibility governance
99 Additional disclosures
100 Index to principal Directors' Report disclosures

Directors' remuneration report

102 Directors' remuneration report

Financial statements

Financial statements and European Embedded Value (EEV) basis supplementary information

128 Summary of statutory and supplementary International Financial Reporting Standards (IFRS) basis and EEV basis results
130 Index to Group financial statements
131 Consolidated income statement
132 Consolidated statement of changes in equity
134 Consolidated balance sheet
136 Consolidated cash flow statement
137 Notes on the Group financial statements
306 Balance sheet of the parent company
307 Notes on the parent company financial statements
316 Statement of directors' responsibilities in respect of the Annual Report and the financial statements
317 Independent auditor's report to the members of Prudential plc
318 EEV basis supplementary information
322 Notes on the EEV basis supplementary information
357 Statement of directors' responsibilities in respect of the EEV basis supplementary information
358 Independent auditor's report to Prudential plc on the EEV basis supplementary information

Additional information

360 Risk factors
364 Shareholder information
366 How to contact us

1

There’s more to Prudential The Group is structured around four main business units: Prudential Corporation Asia, Jackson National Prudential plc is an international Life Insurance Company, Prudential UK and M&G. retail financial services group with Our operating model enables each of our significant operations in Asia, the US businesses to stay close to their customers within the framework of a consistent, Group-wide global and the UK. Our strategy is to focus approach to managing risk, capital, cash, reputation on the retirement opportunity in and leadership development and succession.

our chosen markets, enabling us to deliver profitable growth.

At a glance

Asia Prudential Corporation Asia is the leading European-based life insurer in Asia by market coverage and number of top five market positions.

We have life and asset management operations in 13 markets covering China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam and the United Arab Emirates. Having entered Asia in the 1920s, we have built a unique position from which to realise the unrivalled opportunities in the most dynamic and populous economies in the region.

• 11.5m life business customers

• Over 20,000 employees

Our US business Jackson is one of the most respected life insurance United companies in the US, the world’s biggest retirement savings market. Jackson’s success continues to be driven by its industry-leading distribution model, product innovation and speed to market States providing retirement solutions to customers in the mass and mass-affluent segments.

• 2.8m customers

• Over 3,000 employees (including affiliates)

Prudential UK is a leading provider of retirement solutions and life United assurance focusing on products where we can best capitalise on our longevity experience, trusted brand and financial strength. These include products and services such as annuities, pensions, bonds, as well as protection, equity release and health insurance products.

These products are distributed through direct sales, financial advisers Kingdom and partnerships. We remain the largest annuity provider in the UK, with approximately 1.5 million annuities in payment and one of the market leaders in with-profits products, the corporate pensions market and the emerging equity release market.

• Over 7m customers

• Approximately 3,000 employees

and M&G is our UK and European fund management business, responsible United for £141 billion of investments as at 31 December 2008 on behalf of both internal life and pension funds and external clients. We aim to maximise profitable growth by operating in markets where we have a leading position Europe and competitive advantage including retail fund management, institutional fixed income, pooled life and pension funds, and private finance. Through Kingdom M&G we add value to our Group by generating attractive returns on internal funds as well as growing profits from the management of third-party assets.

These external funds now represent £47 billion of M&G’s total funds under management.

• Approximately 500,000 customers through M&G Investments

• Approximately 1,000 employees

2 Prudential plc Annual Report 2008

Overview

Life assurance

% of Group APE new business premiums


UK
31
Asia
45
24
US

% of Group new business profit


UK
21
57
22
Asia
US

Asset management

% of Group external funds under management (FUM)


Asia
25
75
M&G

Performance highlights

% of Group EEV long-term operating profits | **% of Group IFRS operating profits**

- Over 11 million life customers in 12 markets
- One of the largest regional networks of agents, numbering 425,000
- Expanded and extended bank distribution agreement with Standard Chartered Bank
- Brand recognition consistently high – outperforming other financial services companies
- Award-winning customer service in China, India, Indonesia and Korea
- Voted most trusted brand in Malaysia, Singapore and Hong Kong (Reader's Digest Trusted Brands Awards, 2008)
- IRR over 20 per cent in 2008

44% | 21%




- Ranked top insurance company for sales support satisfaction in the Financial Research Corporate Adviser Insight Series on Marketing Effectiveness
- Rated as a 'World Class' service provider for four successive years by Service Quality Management
- Record total APE retail sales of £596 million – highest level in Jackson's history
- IRR of 18 per cent in 2008

20% | 25%




- Retail sales up 10 per cent against an overall Retail market that declined by 10 per cent (Source: ABI)
- Rated first amongst Life and Pension providers for professional authority, trustworthiness and customers' choice for retirement needs among 45+ age group (Source: HPI Brand Tracking Research, 2008)
- IRR of 14 per cent in 2008

36% | 36%




- 35 per cent of retail funds delivered top-quartile investment performance over three years
- Record profits in 2008 of £228 million, up from £203 million in 2007
- Record gross inflows of £16.2 billion, an increase of 10 per cent on the previous year
- Ranked first for net and gross UK retail sales in the fourth quarter of 2008
- Ranked third for net UK retail sales for the whole of 2008
- Named Global Group of the Year by Investment Week and by TrustNet in 2008, as well as winning the Lipper Large Group of the Year 2009

18%



*IFRS operating profits based on longer-term investment returns before restructuring costs and other income and expenditure

3

more:heritage

4 Prudential plc Annual Report 2008

Successive generations have looked to Prudential to safeguard their financial security – from industrial workers and their families in Victorian Britain to over 21 million customers worldwide today. Overview During our 160-year history, we have protected the interests of our policyholders and shareholders through a series of external crises, from the sudden downturn in 1857, through two World Wars, to today’s global financial volatility. Our financial strength, heritage, prudence, and relentless focus on our customers’ long-term needs ensure that people continue to turn to our trusted brands to help them plan for today – and tomorrow.

5

Chairman’s statement

‘We are well positioned to continue to Harvey McGrath Group achieve growth in profitable market Chairman share, even in these very challenging market conditions.’

6 Prudential plc Annual Report 2008

Overview

I am very pleased to welcome you to Prudential's 2008 Annual Report, my first as Chairman, and to report a very strong financial performance in challenging economic conditions.

Despite the unprecedented turmoil in the global financial markets, 2008 was another successful year for Prudential, sustaining our consistently strong financial performance over the past four years. Throughout that time, our business has been differentiated from its competitors by our diversified but selective geographic reach, in particular our involvement in Asia; our focus on the retirement opportunity; our outstanding product expertise; and the strength of the leadership team built under our Group Chief Executive, Mark Tucker. I also want to acknowledge the outstanding contribution made to the Group by my predecessor, Sir David Clementi, over the past six years.

We are well positioned to continue to achieve growth in profitable market share, even in these very challenging market conditions. Our prudent but proactive risk-based approach to capital management has ensured that our position remains robust and resilient.

Given this performance, the Board has been able to recommend a full-year dividend of 18.90 pence per share, an increase of five per cent on 2007.

Looking forward, we fully expect global economic conditions to remain highly challenging for some time. However, we remain very well positioned to outperform over the market cycle and our confidence is strengthened by the continued momentum across our businesses, which confirms that our strategy, operating model and execution are right. Everywhere you look in our Group, there are success stories characterised by growth generated in local markets in the face of tough conditions.

These successes not only benefit our individual businesses, but our Group as a whole.

During the year we continued to bring new blood into our senior management team. In March 2008 we announced the appointment of Tidjane Thiam as our new Chief Financial Officer. Tidjane brought with him a richly-deserved reputation for driving performance and value, and we knew his talents and experience were well-suited to help lead Prudential in the next stage of its development.

Tidjane's capabilities have been further underlined in 2009, with his appointment to succeed Mark Tucker as Group Chief Executive from 1 October 2009.

Mark has decided to leave Prudential after 25 years with the Company and I would like to thank him for his immense contribution to the Group. As Chief Executive of Prudential Corporation Asia from 1994 to 2003 he established Prudential as the leading international life company in the region. Under his leadership as Group Chief Executive since 2005 the business has taken maximum advantage of the opportunities for profitable growth arising from its diversified geographic spread. Tidjane's appointment has the full support of the whole Board, and the availability of such an outstanding internal candidate reflects both the strength in depth of our management team and the effectiveness of our succession planning.

Our strong performance in 2008 was not just about financial returns. Our founding principles of integrity, security and prudence continue to drive our commitment to supporting the financial health of our customers and the well-being of the communities in which we operate. During the year, over 2,200 of our colleagues gave time to projects to improve their local environment through the Chairman's Award scheme. At the end of the year, when employees voted for the project they felt had enjoyed the greatest impact, the winner was the Foundation for Older Persons' Development in Thailand.

Promoting financial capability remained at the heart of our international Corporate Responsibility programme. Highlights included our collaboration with Citizens Advice Bureau in the UK, the 'Investing in our Future' seminars in Asia, and our new online retirement planning tools in the US.

When my appointment as Chairman was announced in August 2008, I said I was excited at the prospect. Since then, my sense of anticipation and enthusiasm has grown even stronger. I am energised by the prospects for Prudential, and am confident that we have the right positioning, skills and capabilities to continue to create sustainable value over the economic and financial cycle. I would like to thank all our people around the world for playing their full part in this continuing success.



Harvey McGrath
Chairman

Full year dividend per share



↑ 5%
2008
18.90p
2007
18.00p

7

more:momentum

8 Prudential plc Annual Report 2008

All our businesses are well positioned to take advantage of the biggest demographic wave in history as people move out of the workforce and into retirement. To harness the power of this wave Overview we have a clear and consistent retirement-led strategy with the right focus on the main growth regions, importantly Asia, and a relentless focus on the most profitable product lines.

This focus, combined with our distribution capability, trusted brands and flexibility to commit capital to the right products and markets will ensure we will continue to deliver profitable growth in the short and long-term.

Group Chief Executive’s report

‘As well as reaffirming our strategy, these Mark Tucker

Group results also reflect the operational expertise Group Chief Executive and excellence that our operating divisions around the world bring to bear, and fully justify our commitment to nurturing the financial strength of the Group through prudent management of capital resources.’

10 Prudential plc Annual Report 2008

Overview

I am pleased to report that Prudential delivered a strong performance in all its businesses in 2008, and maintained a healthy capital position despite the banking liquidity crisis in mid-year and the onset of the most severe worldwide recession in more than a generation.

This achievement once again demonstrated the soundness of the strategy the Group has followed in recent years. Our selective spreading of geographic risk across different continents and types of economy, our focus on the most profitable opportunities in the pre- and post-retirement sector in each of our chosen markets, and our resolute refusal to pursue sales volume targets at the expense of profit have once again proved their worth. We have said in the past that this is a formula for outperformance, and this has held true amid the particularly testing conditions of recent months.

As well as reaffirming our strategy, these results also reflect the operational expertise and excellence that our operating divisions around the world bring to bear, and fully justify our commitment to nurturing the financial strength of the Group through prudent management of capital resources.

Before describing our performance for 2008 in detail, I would like to make a brief comment on my decision to leave Prudential at the end of September 2009 after four and a half years as Group Chief Executive and a total of 25 years with the Group. This was not an easy decision, but I believe the Group's continued progress in 2008 confirms the success of the measures taken over the last four years to strengthen the Group's financial and strategic positioning, and having achieved this the time seems opportune to step aside so that the Board can entrust the next stage of the Group's development to a successor with a full term ahead of him.

I am deeply proud of what the team here has achieved under my leadership, and am also deeply impressed by the quality of my successor, our current Chief Financial Officer, Tidjane Thiam. Going forward, I know Tidjane will do an outstanding job as Group Chief Executive.

Group performance

Turning to our performance during 2008, our Group operating profit before tax from continuing operations, on the European Embedded Value (EEV) basis, rose to £2,961 million, an increase of 17 per cent. This means our EEV operating profit before tax has grown at a compound annual rate of 25 per cent since the end of 2004. The Group's return on embedded value was 15.0 per cent (2007: 15.4 per cent).

On the statutory International Financial Reporting Standards (IFRS) basis, operating profit before tax from continuing operations increased by 12 per cent to £1,347 million. As a result, our IFRS operating profit before tax has now grown at a compound annual rate of 21 per cent since the end of 2004.

Operating profit in the Group's asset management operations increased by £11 million to £345 million in very difficult trading conditions in all markets. Net inflows at M&G were £3.4 billion and our asset management business in Asia recorded net inflows of £0.9 billion.

Equally important, our Group capital position remains robust. Using the regulatory measure of the Insurance Groups Directive (IGD), the Group's capital surplus was estimated at £1.7 billion with a solvency ratio of 162 per cent. Through an innovative transaction we have been allowed by the regulator to include £0.3 billion of the shareholders' economic interest in the future transfers from the UK With-Profits Fund, which in total was worth £1.7 billion at 31 December 2008. Going forward, there is the opportunity to develop similar transactions which may allow us to access more of the residual £1.4 billion if required.

Our IGD position will be further strengthened during 2009 by around £0.8 billion on completion of the transfer of the agency back-book business in Taiwan, a transaction that we announced on 20 February 2009.

In addition to this strong capital position, the total credit reserve for the UK annuity shareholder business is £1.4 billion.

We also retain significant flexibility and capacity for other management actions to improve and protect our position still further, were the need to arise.

Taking all these factors into account alongside our proactive approach to risk management, we are confident that our Group remains resilient to any further deterioration in market conditions across all asset classes.

Our cash flow position has been improving over a number of years, and in 2008 we achieved our target of being operating cash flow positive at the Group level, with a cash surplus of £54 million.

Given this robust financial position, the Board has recommended a final dividend of 12.91 pence per share, bringing the full-year dividend to 18.90 pence per share, an increase of five per cent. The dividend is covered 2.24 times by post-tax IFRS operating profit from continuing operations.

EEV operating profit from continuing operations before tax £m


↑ 17%
2008
£2,961m
2007
£2,530m

IFRS operating profit from continuing operations before tax £m


↑ 12%
2008
£1,347m
2007
£1,201m

11

Group Chief Executive’s report continued

Our strategy The Group’s particularly strong association with the Asian The Group’s overriding objective remains the generation region, which has been our primary focus for investment and of sustainable value for our shareholders, resulting from expansion in recent years, has also been vindicated by recent sound strategic positioning to capture long-term growth events. Of course, Asian markets did feel the impact of the opportunities in the pre- and post-retirement market, global financial turmoil in mid-2008, and the region’s economic combined with a focused approach to delivering the optimal performance has undoubtedly suffered as a consequence of level of capital-efficient profitable growth in the short and the downturn in Western markets for its goods. Nevertheless, medium term. Asia was the only region worldwide to record high single-digit economic growth in 2008. Going forward, we believe that The bedrock of our strategy is to be both highly international Asia’s fundamentals of continued economic growth, increasing and very selective. We look to maintain an internationally mass affluence and shifting demographics will continue to be diverse portfolio of businesses, embracing countries that powerful drivers of profitable growth in the future. In line with are at different stages of economic development but which our stated strategy to review acquisition opportunities, we did all share one key attribute: the opportunity for us to build look at AIA’s assets in Asia. Following careful consideration a market-leading operation with prospects for sustainable against our strict financial criteria and our strategic objectives, long-term profitable growth and a superior rate of return on we decided not to proceed with an offer for any of these assets. capital. In every market we choose to enter, we also benefit from an operating model that enables each of our businesses The US remains the largest retirement market in the world, to stay close to its customers and their needs when formulating validating our strategy to position Jackson to meet the pre- product and distribution strategies, while taking a consistent, and post-retirement needs of the baby-boomer generation. disciplined Group-wide global approach to managing risk, As in the UK, the retirement and near-retirement population capital and cash. will represent the fastest growing segment of the market in the US over the next decade.

Within this proven framework, we maintain a strong and consistent focus on the retirement savings, income and Overall we believe that our strategy, and the consistency with protection sectors. This has many different facets, ranging which we execute it, are the core factors that differentiate us from providing regular savings products that accumulate from our peers. funds for retirement, through healthcare protection at all ages, to helping those entering or already in retirement to Product and distribution strategy organise their finances so as to secure an efficient retirement In all our operations, our aim is to have a suite of products income. As demographic and welfare trends worldwide that delivers good value and meets customers’ needs without continue to reinforce the need for personal savings to provide being unduly capital intensive or leaving the Group overly income in retirement, and as the ‘baby-boomer’ generation exposed to the economic cycle. While we would not claim in the Western world makes the transition from employment to be recession-proof, we have shown that we are recession-into retirement, our strong presence, assets and capabilities resistant. The need to fund retirement savings and provide in the sector will position us to capture a disproportionate for income in retirement is not going to go away – and this share of this growing profit pool over the coming years. makes our revenue streams highly resilient, even though at different points in the cycle customers may prefer to achieve their goals through different products and investment options.

Market dynamics

People are living longer More active retirement

People want to retire at an earlier age Need for more long-term savings Underestimating savings required for retirement Need for income and protection Increased cost of long-term care in retirement Reduction and withdrawal of state pension benefits Protection of purchasing power

12 Prudential plc Annual Report 2008

In Asia, we continued to benefit in 2008 from our focus on regular premium products, as sales of single premium products suffered amid the market dislocation experienced in the second half of the year. In addition, the breadth of our offering enabled us to refocus our energies on higher-margin health and protection products, and also on with-profits for the more cautious investor.

In the US, the prevailing economic uncertainty and equity market volatility had a negative impact on variable annuity sales in 2008. However, fixed annuity product sales increased as customers became more risk averse. Jackson's strength across the annuity product range enabled us to anticipate this change and meet shifting demand. We executed this change while maintaining our disciplined approach to pricing, despite intense price pressures in the variable annuity market. Our successful hedging of variable annuity guarantees meant our equity hedging gains more than offset the drop in equity markets during the year.

During 2008, Prudential's UK Insurance Operations benefited from our strength in the individual annuity market, supported by a significant flow from internal vesting pensions and continuing high conversion rates.

At the same time, with consumers seeking greater security and stability amid unprecedented market volatility, the financial strength of our with-profit funds and our long-term investment performance, proved to be further advantages. We remain a market leader in both individual annuities and with-profits, as well as in the corporate pensions market and the emerging equity release market.

Across our asset management businesses we have broad multi-asset capabilities covering all asset classes. Once again, these enable us to tailor our offerings to changing market conditions and customer preferences. M&G's investment performance and distribution strength were key drivers behind M&G's robust profits, net sales performance and clear relative outperformance.

We are also maintaining our proud track record of innovation in product design. In the UK in 2008 we introduced an income drawdown product and enhanced lifestyle pricing for annuities. And we continued to build on our success in the with-profits sector by extending our multi-asset capabilities across additional product structures. In Asia we continue to build our health and protection product range, and have enjoyed great success in developing Shariah-compliant products in both Indonesia and Malaysia.

Our operating model also enables us to be flexible in distribution, identifying and developing the specific distribution mix that will create the optimal value in each market. In Asia, for example, we are unique in that we have developed both the largest regional network of tied agents and also excellent partnerships with Standard Chartered and many other banks across the region. In the United States, our highly successful distribution model focuses on our industry leading wholesaler teams, who offer genuine added-value to the independent financial advisor channel while also distributing products through Regional Broker Dealers and banks. In the UK, we have a diverse multi-channel approach including direct sales, financial advisers and partnerships.

In asset management, our businesses achieve similar flexibility through a multi-channel, multi-geography distribution approach in both the retail and institutional marketplaces.

A further manifestation of our flexibility is our portfolio of valuable, market-leading brands. Brands create value through their relationship and resonance with customers. Whether you look at Prudential, Jackson, M&G or any of our other brands, each has a clear personality and values that helps us build and sustain customer loyalty and trust. The benefits of this trust were especially apparent in 2008, when the collapse in consumer confidence in the financial services sector saw us benefit from a concerted 'flight to quality'.

Risk and capital management

The events of 2008 have put the balance sheets and capital positions of all insurance companies under close scrutiny. Few anticipated the depth of the banking crisis or the speed of onset of recession in the western economies. But at Prudential we entered 2008 in a generally defensive mode in expectation of a general downturn in the economic outlook – and this certainly stood us in good stead as events unfolded.

Despite the downturn, the capital position of the Group remained strong in 2008, in the face of a testing combination of highly volatile and declining equity markets, falling interest rates, widening spreads on corporate bonds, and rapidly deteriorating credit conditions. Our defensive stance on credit exposure in particular served us well – as did the comprehensive equity hedging strategies that we had put in place in the US to protect against product guarantees.

Projection of population aged 55+ (million)

Asia

Asian households are changing rapidly: they are becoming wealthier, smaller and older, with a growing need for financial solutions.



2025 816m
2020 714m
2015 615m
2010 535m
2005 452m

United States

As 78 million baby-boomers move in to retirement age, their assets will shift from asset accumulation to income distribution.



2025 109m
2020 101m
2015 91m
2010 80m
2005 70m

United Kingdom

The retirement and near-retirement population will represent the fastest-growing segments of the market over the next 10 years.



2025 24m
2020 23m
2015 21m
2010 19m
2005 18m

Overview

13

Group Chief Executive’s report continued

2008 Priorities

Given the crisis in the global banking industry in 2008, it is • Group holding company operating cash worth restating the fundamental differences between life flow positive in 2008 insurers and banks – a distinction that extends to the two Group

• Maintain robust capital position industries’ business models, capital ratios and regulatory • Deliver growing dividend, determined after needs. Insurers do not borrow short and lend long, do not taking into account the Group’s financial give out credit, are structurally long in terms of liquidity, and flexibility and opportunities to invest in are much better able to hold assets to maturity without risk areas of business offering attractive returns of forced selling at depressed prices.

• Targeting 2 times cover over time

Equally important, at Prudential effective capital and risk management are central to our approach to managing the Group. We took to heart the lessons from the last downturn in 2002 and 2003, and responded by improving our skills base, • Expand the agency force and continue reducing concentration levels, and managing our exposures Asia to improve productivity prudently, but proactively. These measures paid off in 2008. • Maximise the potential from non-agency distribution and add new partners

During the year we also took the decision not to proceed with • Further develop direct marketing channels the reattribution of the inherited estate in the UK With-Profits Sub-Fund of Prudential Assurance Company. This decision and up-sell and cross-sell was taken after an exhaustive review of the potential benefits • Increase focus on retirement services and disadvantages of such a move for policyholders and and health products shareholders, the conclusion from which was that it would be in their best long-term interests to maintain the strength and stability inherent in the status quo. This cautious approach on behalf of policyholders and investors was supported at the • Continue to innovate around our key variable annuity product time by most market commentators, and has been amply vindicated by subsequent events. United • Enhance further our already world-class service model

We also remain comfortable with the Group’s liquidity position

States • Expand retail distribution at both holding and subsidiary company level. The holding company has significant internal sources of liquidity. As well as cash and near-cash assets of £1.2 billion – more than sufficient to meet all our requirements for the foreseeable future – the Group also has in place £2.1 billion of undrawn committed banking facilities.

One result of our consistently cautious capital and cash • Build on our strengths in the retirement management strategy is our ability to maintain our conservative market and risk products dividend policy, as reflected in the dividend announced with United • Migrate to factory gate cautiously these results. Going forward, our Board will continue to focus managed asset accumulation products on delivering a growing dividend, the size of which will of

• Deliver on the cost reduction programme course continue to reflect the Board’s view at the time of the including the outsource programme Group’s financial position and needs, including available Kingdom

• Selectively participate in the wholesale opportunities for profitable investment. The Board believes market that, in the medium term, a dividend cover of around two times • Determine whether it is in the is appropriate to maintain a progressive, though conservative, dividend policy. best interests of policyholders and shareholders to pursue a reattribution of the inherited estate

• Maintain superior investment Asset performance for both internal and external funds

• Extend third-party retail and management institutional business

14 Prudential plc Annual Report 2008

2008 Achievements

- Operating cash flow was positive £54 million in 2008
- Through prudent and proactive management the Group's Insurance Groups Directive (IGD) surplus is estimated at £1.7 billion
- The surplus will increase by approximately £0.8 billion on completion of disposal of the Group's agency business in Taiwan
- Full Year dividend increased by five per cent
- Dividend cover of 2.24 times

- Increased average number of agents in the region to 425,000 with the largest increases in Indonesia up 43 per cent to 57,000 and India up 21 per cent to 287,000. Aside from Thailand, all operations grew their agency forces
- Successful bank distribution agreement with Standard Chartered Bank (SCB) was expanded and extended. Prudential now works with SCB in nine markets[1] and is now exploring more opportunities for protection and Takaful products

1 Hong Kong, Singapore, Malaysia, Taiwan, Japan, Korea, Thailand, China, Vietnam

- Continued to develop and launch new retirement orientated products. For example in Korea and Malaysia variable annuity products were launched that provide a guaranteed minimum income on retirement
- Health products have been incorporated into agency incentive programmes, a standalone health care product was launched into the SCB channel with simplified underwriting and eye-catching media campaigns to capture direct business and provide leads for other channels

- We introduced three new guaranteed minimum withdrawal benefits (GMWB) and eight new portfolio investment options
- Implementation of dedicated, premier service teams resulted in overwhelmingly positive feedback from key producers
- Jackson recognised as World Class service provider by the Service Quality Management in its latest benchmarking study of North American contact centres
- Retained and strengthened distribution relationships by providing the resources, guidance and services, advisers need most during difficult times
- Curian Capital, added such a large volume of new selling agreements during 2008 that we needed to expand its wholesaling force, which was already the largest in the managed accounts business

- We maintained our leadership position in the individual annuity market in 2008 with a market share of 24 per cent. During the year, we introduced lifestyle pricing and launched a new enhanced annuity product. We grew our lifetime mortgage market share to 23 per cent and the PruHealth joint venture continues to develop strongly. With-profits bond sales were particularly strong in 2008, reflecting the strength of our with-profits offering and an increasing demand for this type of product as consumers increasingly look to protect themselves from market downturns
- We launched PruFund as a fund link, making it available across a range of tax wrappers including our factory gate products – individual pensions, income drawdown, onshore and offshore bonds. In addition, we launched PruSelect, an extended range of unit-linked funds across the pensions and investments products to complement our in-house multi-asset fund range, and these have helped us grow our market share across all these product sets. We have also gained over 40 new distribution panels with 15 key accounts, enabling us to distribute our factory gate products more widely with intermediaries
- The agreement with Capita to outsource a large proportion of our policy administration began in April 2008 and we are on track to deliver the targeted £195 million of cost savings from the end of 2010
- The transactions completed included the bulk annuity buy-in agreements with Goldman Sachs for the reinsurance of APE £30 million of Rothesay Life's non-profit annuity business and with the Trustee of the Cable & Wireless Superannuation Fund for the reinsurance of APE £106 million of liabilities relating to the scheme's pensioners in payment. Our new business margin on our Wholesale bulk annuity and insurer backbook business was 32 per cent
- After extensive assessment, we concluded that maintaining the current operating model for the With-Profits Sub-Fund was in the best long-term interest of both our current and future policyholders as well as our shareholders. We announced in June 2008 that we would not be proceeding with a reattribution of the inherited estate

- M&G had a very strong year in 2008 posting record gross fund inflows of £16.2 billion, an increase of 10 per cent on 2007
- Net inflows of £3.4 billion compared with net outflows of €334 billion across the European asset management industry and £2.1 billion net outflows from UK asset managers across retail and institutional funds
- Over the three years to December 2008, 35 per cent of M&G's retail funds delivered top-quartile investment performance

15

Group Chief Executive’s report continued

2009 Priorities

• Balancing growth with cash and Investing for the future capital generation Amid all the turmoil in the global markets, it is imperative Group • Effectively manage the Group’s that we continue to invest for the future to ensure we are risk profile positioned to accelerate out of the economic slowdown and maintain our record of outperformance.

• Deliver growing dividend, determined after taking into account the Group’s Key to this will be our ability to prepare for, identify and financial flexibility and opportunities capture emerging growth opportunities. With this in mind, to invest in areas of business offering in 2008 we continued to reinforce the already strong positions attractive returns

• Targeting 2 times cover over time of our businesses in our chosen markets – and these efforts have continued into 2009, with a particular focus on recruiting the best talent.

• Expand the agency force and

Asia continue to improve productivity Improving the efficiency of our operations remains an ongoing objective. As announced in our 2007 full-year results, the first

• Maximise the potential from non-agency distribution and add phase of our UK cost reduction programme delivered savings new partners of £115 million per annum. The agreement with Capita, which commenced in April 2008, will ultimately deliver a further

• Further develop direct marketing channels and up-sell and cross-sell £60 million per annum of savings and will enable our UK business to achieve its total cost savings target of £195 million

• Increase focus on retirement services by the end of 2010. In the US we are already a market leader and health products in terms of operational efficiency and have service levels that are externally acknowledged as world class. We will continue to invest in maintaining and extending this leadership through

• Capital conservation further systems simplification, enabling us to stay ahead of

• Continue to focus on improving the competition.

United efficiency of operation

Outlook

States It is clear that 2009 will be a challenging year. Indeed, there is an increasing likelihood that in some parts of the world recession will continue into 2010. However, the global economy will ultimately rebound – albeit at different times and different speeds in different markets.

Given the uncertainty in the operating environment we have taken a prudent approach to our plans for 2009. This means

• Build on our strengths in the retirement focusing on balancing new business with cash generation, income and savings market United • Strengthen our distribution capabilities and making it our absolute priority to ensure that our balance sheet and capital position remain robust. At the same time,

• Deliver improvement in operational we will continue to position our businesses to take advantage performance and customer service of any improvement in market conditions.

Kingdom whilst preserving our focus on costs It is my firm belief that this cautious but proactive strategy

• Selectively participate in the will allow us both to continue to outperform over the wholesale market

• Make the most of our core capabilities economic cycle. and assets including our longevity experience, multi-asset investment expertise, brand, financial strength and large customer base

Mark Tucker

Group Chief Executive

• Maintain superior investment Asset performance for both internal and external funds

• Extend third-party retail and management institutional business

16 Prudential plc Annual Report 2008

20 Chief Financial Officer’s overview

34 Risk and capital management: review Business • Risk oversight review Business

• Capital management

44 Business unit review:

• Insurance operations: Asia, US, UK

• Asset management: M&G, Asia, US

69 Other corporate information

74 Corporate responsibility review

more:transparency

18 Prudential plc Annual Report 2008

We are committed to transparent and open dialogue that increases clarity and understanding about our business. This is why we continue to place a high priority on our ongoing drive towards greater disclosure to ensure shareholders and policyholders have a complete understanding of our business. review Business

Chief Financial Officer’s overview

‘In 2009, we will focus on balancing new Tidjane Thiam Group business with cash generation and capital Chief Financial Officer preservation. We will continue, in a volatile environment, to manage risk in a prudent but proactive manner.’

20 Prudential plc Annual Report 2008

Business review

Prudential achieved a strong performance in 2008, despite extremely challenging global economic and financial markets. The results, as summarised below, show that we have delivered solid growth in sales and operating profits, maintained a robust capital position, and met the target we set ourselves of generating a positive Group holding company cash flow in 2008.

We have also continued to act on our commitment to increased transparency, by giving additional disclosures on International Financial Reporting Standard (IFRS) basis results and free surplus generation.

We expect markets to remain challenging for some while. However, our long-term growth and profitability potential remains intact and we are well positioned to take advantage of the opportunities existing in the pre and post-retirement market in our chosen geographies. In 2009, we will focus on balancing new business with cash generation and capital preservation. We will continue, in a volatile environment, to manage risk in a prudent but proactive manner.

During 2008, our continued and targeted investment in areas that deliver profitable growth enabled us to improve our operating performance on both an European Embedded Value (EEV) and IFRS basis.

Group operating profit before tax from continuing operations on the EEV basis increased by 17 per cent to £3.0 billion. This was largely driven by a 23 per cent increase in in-force profit from £1.3 billion to £1.6 billion and an eight per cent increase in new business profit from £1.2 billion to £1.3 billion. After tax and minority interest the Group saw a loss for the period of £1.3 billion. This was driven primarily by short-term fluctuations of £5.1 billion. Insurance companies hold a large number of assets over the long term, the value of which will vary over time, therefore negative and positive fluctuations are to be expected.

On the statutory IFRS basis our operating profit increased by 12 per cent to £ 1.3 billion. A particularly significant factor in this increase was a rise of 70 per cent in our Asia IFRS operating profit. After tax and minority interest the Group saw a loss of £396 million largely driven by short-term fluctuations. As with EEV reporting, positive and negative short-term fluctuations are expected in an insurance company.

Performance and key metrics

	AER[4,8]			CER[4,8]	
	2008 £m	2007 £m	Change %	2007 £m	Change %
Annual premium equivalent (APE) sales	3,025	2,868	5	3,003	1
Present value of new business premiums (PVNBP)	22,529	21,308	6	22,348	1
New business profit (NBP)	1,307	1,205	8	1,278	2
NBP margin (% APE)	43%	42%		43%	
NBP margin (% PVNBP)	5.8%	5.7%		5.7%	
Net investment flows	4,266	7,975	(47)	8,474	(50)
External funds under management	62,279	68,669	(9)	74,523	(16)
EEV basis operating profit on long-term business from continuing operations[notes 1,2]	2,906	2,509	16	2,651	10
Total EEV basis operating profit from continuing operations[notes 2,5]	2,961	2,530	17	2,676	11
EEV basis shareholders' funds	14,956	14,600	2	16,447	(9)
Return on Embedded Value[note 6]	15.0%	15.4%			
Total IFRS operating profit from continuing operations[notes 3,5]	1,347	1,201	12	1,262	7
IFRS shareholders' funds	5,058	6,062	(17)	6,765	(25)
Holding company cash flow[note 7]	54	(82)	166	(82)	166
IGD capital surplus (as adjusted*) (£bn)	1.7	1.9	(11)	1.9	(11)

* IGD before allowing for final dividend estimated at £1.7 billion (£1.4 billion at 31 December 2008 and in addition £0.3 billion subsequently allowed by the FSA). 2007 IGD surplus was £1.9 billion.

Notes
1 Long-term business profits after deducting Asia development expenses and before restructuring costs.
2 Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors, actuarial gains and losses on defined benefit schemes and the mark to market value movements on borrowings.
3 Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, and the shareholder's share of actuarial gains and losses on defined benefit schemes.
4 Actual exchange rate (AER) and Constant exchange rate (CER).
5 The comparative results for 2007 have been adjusted for the effects of adoption of the principles of IFRIC 14 as described in notes 20 and 11 of the EEV supplementary information and IFRS financial statements.
6 Return on Embedded value is based on EEV operating profit from continuing operations after tax and minority interests as a percentage of opening embedded value (shareholder's funds on a EEV basis).
7 Prior Year excludes sale proceeds from Egg.
8 The 2007 comparative for new business sales and premiums have been adjusted to reflect the inclusion of sales for the Group's UK health insurance joint venture operation, PruHealth. The presentation of the operating profit for 2007 has been adjusted to allocate £10 million of profit from the result of new to in-force business to prevent distortion to the published new business margin, so as to reflect consistently in the 2008 and 2007 results the 50 per cent economic interest in the Group's China joint venture.

In the Business Review (BR), year-on-year comparisons of financial performance are on a Actual exchange rate (AER) basis, unless otherwise stated.

21

Chief Financial Officer’s overview continued

In the extremely volatile environment we have experienced In addition to this strong capital position, the total credit in 2008, we have maintained a strong focus on risk, capital and reserve for the UK shareholder annuity funds stood at cash management. We achieved our target of being cash flow £1.4 billion at the end of the year. We increased this credit positive in 2008 at the holding company level, with a cash reserve by £0.8 billion in 2008, and it is now equivalent to surplus of £54 million. 80bps per annum over the lifetime of the assets. This reserve would allow us to withstand a recurrence of the average Risk and capital Moody’s default experience during the Great Depression, Our capital position is strong, driven by our conservative risk occurring every year for the remaining life of the book. and capital management. Our Insurance Groups Directive These factors, combined with the Group’s strong underlying (IGD) capital surplus is estimated at £1.7 billion before earnings capacity, our established hedging programmes and allowing for the 2008 final dividend, giving a solvency ratio additional areas of financial flexibility, position the Group to of 162 per cent. This total is composed of our IGD surplus at withstand significant further deteriorations in market

31 December 2008, estimated at £1.4 billion; together with an conditions should they occur. additional £0.3 billion that the FSA has subsequently allowed us to include in our IGD surplus going forward as a result of • An instantaneous further 40 per cent fall in equity markets an innovative structure we have developed. Our IGD capital from 31 December 2008 levels would reduce the IGD surplus on a consistent basis (i.e. before allowing for a surplus by £350 million dividend) was £1.9 billion at the end of 2007 and £1.4 billion • A 150bps reduction in interest rates from 31 December 2008 at the end of the third quarter of 2008. would reduce the IGD surplus by £300 million (the effect would be less following the completion of the sale of our The £0.3 billion of additional IGD capital reflects our ability to Taiwan legacy agency book) realise a portion of the shareholders’ economic interest in the

• Credit defaults of 10 times the expected level would have an future transfers from the UK with-profits fund, which in total impact of £500 million in excess of the annual reserve release. was worth £1.7 billion at 31 December 2008. Going forward, we have an opportunity to develop similar transactions, The global debt markets have experienced unprecedented which may allow us to access more of the residual £1.4 billion conditions in 2008, with illiquidity and credit spreads reaching if required. all-time highs. Our debt portfolio on an IFRS basis was approximately £95 billion at 31 December 2008. Total defaults The reported results for 2008 include the results of the agency experienced for shareholder backed business on the book in distribution business in Taiwan. However, on 20 February 2009 2008 were £174 million (0.4 per cent of the portfolio). we entered into an agreement to transfer the assets and liabilities of this business to China Life Insurance Company Our main area of shareholder credit risk exposure is within (Taiwan) pending regulatory approval. The business to be Jackson. As at 31 December 2008, Jackson’s fixed income transferred includes Prudential’s legacy interest rate products portfolio was approximately £24 billion, of which 93 per cent in Taiwan, and the agreement is significantly value enhancing was investment grade and seven per cent high yield. Total for the Group. On completion the transfer will give rise to defaults and impairment charges were £624 million in 2008, a net increase in the Group’s IGD surplus of approximately of which £78 million was in respect of default experience, £0.8 billion, further strengthening our already robust capital £419 million in respect of impairment charges, and the position. Embedded value will increase by approximately remaining £127 million reflecting losses incurred on the £90 million after restructuring costs. sale of assets.

22 Prudential plc Annual Report 2008

Given the movement in spreads observed in the US, unrealised losses for the year were £3.2 billion. It should be noted that we apply a policy of holding assets to maturity, which in economic terms limits the impact of current price levels.

Our strategy, focused on the pre and post-retirement market in Asia, the US and the UK, our distribution expertise, our product strength, our prudent but proactive risk management are key competitive advantages in a challenging environment. We have defined our plans and growth ambitions so as to be able to generate cash and conserve capital. This will position us well to take advantage of any improvement in market conditions whenever, and wherever they occur.

EEV results

Prudential plc is the holding company of Prudential Group. The principal activity of our subsidiary operations is the provision of financial services to individuals and businesses in Asia, the US and UK. The principal subsidiaries are listed in note I6 on page 301.

In 2008, Prudential Group's total EEV basis operating profit from continuing operations based on longer-term investment returns was £2,961 million, up 17 per cent from 2007.

During the year, the Group generated long-term profits of £2,906 million, comprising new business profits of £1,307 million (2007: £1,205 million), in-force profits of £1,625 million (2007: £1,319 million) and Asia development costs of £26 million (2007: £15 million). New business profit from insurance business, at £1,307 million, was eight per cent higher than in 2007, reflecting a resilient sales performance in Asia and sales in the US and UK broadly in line with the previous year. The average Group new business profit margin was 43 per cent (2007: 42 per cent) on an APE basis and 5.8 per cent (2007: 5.7 per cent) on a PVNBP basis. This rise reflects an increase in the average margin in Asia, partly offset by a slight decline in the average US and UK margin. In-force profit increased by 23 per cent on 2007 to £1,625 million. In aggregate, net assumption changes had an impact of £118 million positive, and experience variances and other items were £271 million positive.

Operating profit from the asset management business rose to £345 million, up three per cent from £334 million in 2007, reflecting a very strong performance from M&G despite the market volatility experienced in the second half of 2008.

Other income and expenditure totalled a net expense of £302 million compared with £297 million in 2007. This result primarily consists of interest payable on core structural borrowings of £172 million (2007: £168 million), Group Head Office costs of £130 million (2007: £129 million) and Asia Regional Head Office costs of £41 million (2007: £38 million), offset by investment return and other income of £47 million (2007: £49 million). Investment return income includes a one-off profit of £47 million crystallised on the sale of a seed capital investment in an Indian mutual fund, partly offset by lower interest income.

Restructuring costs of £32 million (2007: £20 million) comprised £28 million (2007: £19 million) recognised on an IFRS basis, and an additional £4 million (2007: £1 million) recognised on the EEV basis for the shareholders' share of costs incurred by the PAC with-profits fund.

In our calculation of EEV operating profit, we use longer-term investment return assumptions rather than the actual investment returns achieved. Short-term fluctuations in investment returns represent the difference between the actual investment return and the unwind of discount on the value of in-force and expected returns on net worth. Group short-term investment fluctuations were negative £5,127 million in 2008, compared to positive £174 million in 2007.

In our Asian business, short-term investment fluctuations in investment returns were negative £1,063 million, compared to positive £226 million in 2007. This sharp change reflects the lower-than-expected returns achieved in most territories and significantly higher volatility in investment markets. The main negative contributors in absolute amounts were our businesses in Hong Kong, Singapore and Taiwan.

Business review

EEV basis operating profit from continuing operations

	AER			CER	
	2008 £m	2007 £m	Change %	2007 £m	Change %
Insurance business:					
Asia	1,309	1,042	26	1,135	15
US	586	627	(7)	678	(14)
UK	1,037	855	21	855	21
Development expenses	(26)	(15)	(73)	(17)	(53)
Long-term business profit	**2,906**	**2,509**	**16**	**2,651**	**10**
UK general insurance commission	44	4		4	
Asset management business:					
M&G	286	254	13	254	13
Asia asset management	52	72	(28)	78	(33)
Curian	(3)	(5)	40	(5)	44
US broker-dealer and asset management	10	13	(23)	14	(29)
	345	334	3	341	1
Other income and expenditure	(302)	(297)	(2)	(300)	(1)
Total EEV basis operating profit from continuing operations	**2,993**	**2,550**	**17**	**2,696**	**11**
Restructuring costs	(32)	(20)	(60)	(20)	(60)
Total EEV basis operating profit from continuing operations after restructuring costs	**2,961**	**2,530**	**17**	**2,676**	**11**

Notes
See page 21.

23

Chief Financial Officer's overview
continued

In our US business, short-term fluctuations in investment returns were negative £1,344 million, primarily consisting of: a negative £412 million resulting from the difference between the actual investment returns included in operating profit in respect of fixed income securities and the assumed long-term investment return; a negative £733 million resulting from the capitalisation changes in the expectations of future profitability on variable annuity business in force, due to the return on the actual variable investment account ('separate account') being lower than the long-term return reported within operating profit, offset by the impact of the associated hedging position; and a negative £199 million resulting from the difference between the actual investment returns and the longer-term returns included within operating profit relating to equity-type investments and other items.

In our UK business, the short-term fluctuations in investment returns were negative £2,407 million. This figure primarily reflects the difference between the actual investment return of negative 19.7 per cent for the with-profits life fund and the long-term assumed return of positive 6.6 per cent. Short-term fluctuations on the shareholder-backed annuity business of negative £213 million represent negative investment return on surplus assets and default experience. Short-term fluctuations on the unit linked business of negative £111 million represent the capitalised reduction in future fees arising from the fall in market values experienced during the year.

The actuarial loss of £15 million (2007: loss of £5 million) included in total profit reflects the shareholders' share of actuarial gains and losses on the Group's defined benefit pension schemes.

In our Asian business, economic assumption changes were negative £34 million. This mainly comprises a negative charge in Taiwan of £239 million as a result of extending the phased bond yield progression period out by five years from 31 December 2013 to 31 December 2018, offset by the positive changes in other territories, mainly reflecting the reduction in risk discount rates.

In our US business, economic assumption changes were positive £267 million. These primarily reflected a reduction in the risk discount rates following a reduction in the US 10-year Treasury rate, partially offset by a reduction in the separate account return assumption.

In our UK business, economic assumption changes were negative £783 million, primarily reflecting the net effect of changes to the assumed fund earned rate and the risk discount rate due to the reduction in gilt rates. The impact of these effects on with-profits business is negative £466 million. The economic assumption changes relating to the shareholder annuity business is negative £317 million.

The mark-to-market movement on core borrowings was a positive £656 million. This reflected a reduction in fair value of core borrowings, as the decrease in interest rates was more than offset by the widening of the credit spread, thereby increasing overall market yields on comparable debt securities.

The effective tax rate at an operating tax level was 26 per cent (2007: 27 per cent), generally reflecting the expected tax rates. The effective tax rate at a total EEV level was 37 per cent (2007: 25 per cent) on a loss of £2,106 million, primarily reflecting that there is no deferred tax charge associated with the mark to market value movement on core borrowings.

EEV basis profit after tax and minority interests (AER)

	2008 £m	2007 £m	Change %
Total EEV basis operating profit from continuing operations after restructuring costs	2,961	2,530	17
Short-term fluctuations in investment returns:	(5,127)	174	
Asia	(1,063)	226	
US	(1,344)	(9)	
UK	(2,407)	(42)	
Other	(313)	(1)	
Actuarial gains and losses on defined benefit pension schemes:	(15)	(5)	
Effect of change in economic assumptions:	(550)	748	
Asia	(34)	201	
US	267	81	
UK	(783)	466	
Effect of change in time value of cost of options and guarantees:	(31)	0	
Asia	8	9	
US	11	8	
UK	(50)	(17)	
Movement in mark to market value of core borrowings:	656	223	
US	37	9	
Other	619	214	
(Loss) profit from continuing operations before tax	**(2,106)**	**3,670**	**(157)**
Tax	771	(927)	
(Loss) profit from continuing operations after tax before minority interests	**(1,335)**	**2,743**	**(149)**
Discontinued operations (net of tax)	0	241	
Minority interests	(3)	(21)	
(Loss) profit for the period	**(1,338)**	**2,963**	**(145)**

24 **Prudential plc** Annual Report 2008

IFRS results

Group operating profit before tax from continuing operations based on longer-term investment returns on the IFRS basis after restructuring costs was £1,347 million an increase of 12 per cent on 2007.

Our Asian operations IFRS operating profit for long-term business increased from £189 million in 2007 to £321million in 2008. In Indonesia the results increased from £35 million to £55 million whilst in the established operations the growth was more muted, growing from £153 million to £162 million. For our Korean operation the result improved from a loss of £13 million to a profit of £12 million. The driver for the growth was the implementation, for IFRS reporting purposes, of a more appropriate basis of deferring and amortising acquisition costs rather than continue with the local regulatory basis reporting. Our Indian operation posted a loss of £6 million, before development expenses for the agency field force which are now shown separately in the analysis. The result also reflects that as the business matures it is appropriate to now defer and amortise acquisition costs, resulting in a benefit of £19 million. In Taiwan, where the IFRS basis of reporting reflects US GAAP for the insurance assets and liabilities of the business the result increased by £15 million to £60 million. The result for other operations increased from £12 million to £38 million reflecting mainly reserve releases in the Japanese operation.

Our US business's IFRS operating profit of £406 million was down by nine per cent on 2007. This was mainly due to accelerated levels of Variable Annuities DAC amortisation as a result of large negative equity market movements. These impacts were partially offset by positive operating derivative income on variable annuity business, reflecting the increase in market value of the net short derivative positions due to falling equity prices. The decision to acquire additional hedging protection in the derivatives markets in 2007 at favourable prices demonstrated its value amid the falling equity markets experienced in 2008. The US operation's results are based on US GAAP, adjusted where necessary to comply with IFRS, as the Group's basis of presenting operating profit is based on longer-term investment returns. Longer-term returns for the US operation's fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses. Jackson's hedging of its variable annuity guarantees offset the effect of the 38.5 per cent drop experienced in the US equity markets in 2008.

In our UK business, total IFRS operating profit increased by 12 per cent in 2008 to £589 million. The increase of four per cent achieved for the long-term business reflected profits attributable to the with-profits business of £395 million together with 15 per cent growth from the long-term shareholder backed business. IFRS profits from the shareholder annuity business includes the impact of strengthening the allowance for credit defaults partly offset by profits emerging from a rebalancing of the asset portfolio. Non-long-term business IFRS profit reflected profit from General Insurance commission which increased to £44 million, with cash beginning to emerge following the 2002 sale of the business to Churchill.

M&G's operating profit for 2008 was £286 million, an increase of 13 per cent over 2007. This represented a strong financial performance in the light of the prevailing challenging market conditions. Higher profits from the fixed income business and higher performance-related fees were partially offset by the negative impact of market conditions, particularly in the retail business.

The Asian asset management operations reported operating profits of £52 million, down by 28 per cent on 2007, reflecting decreases in funds under management and performance-related fees due to market volatility.

Business review

IFRS basis operating profit on longer-term investment returns from continuing operations

	AER[4]			CER[4]	
	2008 £m	2007 £m	Change %	2007 £m	Change %
Insurance business:					
Asia	321	189	70	212	51
US	406	444	(9)	480	(15)
UK	545	524	4	524	4
Development expenses	(26)	(15)	(73)	(17)	(56)
Long-term business profit	**1,246**	**1,142**	**9**	**1,199**	**4**
UK general insurance commission	44	4		4	
Asset management business:					
M&G	286	254	13	254	13
Asia asset management	52	72	(28)	78	(33)
Curian	(3)	(5)	40	(5)	44
US broker-dealer and asset management	10	13	(23)	14	(29)
	345	334	3	341	1
Other income and expenditure	(260)	(260)	0	(263)	1
Total IFRS basis operating profit based on longer-term investment returns before restructuring costs	**1,375**	**1,220**	**13**	**1,281**	**7**
Restructuring costs	(28)	(19)	47	(19)	47
Total IFRS basis operating profit based on longer-term investment returns before restructuring costs	**1,347**	**1,201**	**12**	**1,262**	**7**

Note
See page 21.

25

Chief Financial Officer's overview
continued

The operating profit from the US broker-dealer and asset management businesses was £10 million, a decrease of 23 per cent on 2007. Curian recorded losses of £3 million in 2008, an improvement on its losses of £5 million in 2007, as the business continued to invest to build scale.

The total loss before tax and minority interests on an IFRS basis was £450 million in 2008, compared with a profit of £1,063 million for 2007. This reduction primarily reflects adverse short-term fluctuations experienced in investment returns.

In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns achieved. The actual movements in asset values beyond the longer-term assumptions appear in the profit and loss account as short-term fluctuations in investment returns, with the exception of Jackson, where unrealised gains or losses on debt securities feature directly as movements in shareholder reserves.

The £1,783 million charge for short-term fluctuations in investment returns mainly comprises £200 million, £1,058 million and £212 million relating to our Asian, US and UK operations respectively.

Our Asian operations' negative short-term fluctuations of £200 million primarily reflected movements in Vietnam, Taiwan and Japan of £81 million, £65 million and £34 million respectively. The result in Vietnam mainly reflected the two-thirds fall in the Vietnam equity market. Taiwan's short-term fluctuations mainly reflected CDO losses of £40 million combined with losses of £103 million resulting from the 39 per cent fall in the country's stock market, offset by gains of £108 million in the bond portfolio. In Japan there were a number of contributory factors, the largest of these being losses of £14 million reflecting the 42 per cent fall in the country's stock market and unrealised losses of £13 million on Leveraged Super Senior notes.

Our US results include a £1,058 million charge (2007: £18 million charge) for short-term fluctuations in investment returns. This comprises £535 million in respect of debt securities, £439 million in respect of freestanding derivatives and embedded derivative liabilities, £69 million for equity type securities and a net £15 million for other items.

The £535 million charge for debt securities reflects the levels of defaults, losses on sale, and writedowns in excess of the allowance for longer-term defaults included in the operating result. The main constituent of the £439 million charge is £369 million for freestanding derivatives held to manage the fixed annuity and other general account business. There is also a charge of £70 million in respect of Guaranteed Minimum Withdrawal Benefit and other embedded derivative liabilities for the difference between the effect of applying year-end AA corporate bond rate and equity volatility curves in the total result rather than longer-term levels, as applied in determining the operating result.

Our UK operations' short-term fluctuations charge of £212 million reflects asset value movements, principally for the shareholder-backed annuity business, of negative £170 million and £42 million for the effect of credit downgrades on the measurement of annuity liabilities.

Other short-term fluctuations charge of £313 million include £190 million for unrealised value movements in Prudential Capital and £71 million on the sale of an investment in an Indian Mutual Fund.

IFRS basis profit after tax

	AER[4]		
	2008 £m	2007 £m	Change %
Operating profit from continuing operations based on longer-term investment returns after restructuring costs	1,347	1,201	12
Short-term fluctuations in investment returns	(1,783)	(137)	
Asia	(200)	(71)	
US	(1,058)	(18)	
UK	(212)	(47)	
Other	(313)	(1)	
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(14)	(1)	
(Loss) profit before tax from continuing operations attributable to shareholders	**(450)**	**1,063**	**(142)**
Tax attributable to shareholders' profits	59	(354)	
(Loss) profit from continuing operations for the financial year after tax	**(391)**	**709**	**(155)**
Discontinued operations (net of tax)	0	241	
Minority interests	(5)	(3)	
(Loss) profit for the year attributable to equity holders of the company	**(396)**	**947**	**(142)**

Note
See page 21.

26 Prudential plc Annual Report 2008

The effective rate of tax on operating profits, based on longer-term investment returns, was 22 per cent (2007: 32 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 13 per cent (2007: 33 per cent). The effective rate of tax on operating profits is lower than 2007 reflecting a combination of the settlement of issues with HM Revenue and Customs at amounts below those previously provided and a reduction in amounts previously provided on outstanding issues with HM Revenue and Customs. The effective rate of tax at total IFRS profits level is lower than expected, substantially due to a restriction on the ability to recognise deferred tax assets on all losses in Asia and the US.

Earnings per share

	2008 p	2007 p
EPS based on Operating Profit from continuing operations after Tax and minority interest		
• EEV	88.6	74.5
• IFRS	42.5	33.3
Basic EPS based on total profit (loss) after minority interest		
• EEV	(54.1)	121.2
• IFRS	(16.0)	38.7

Dividend per share

The directors recommend a final dividend for 2008 of 12.91 pence per share payable on 22 May 2009 to shareholders on the register at the close of business on 14 April 2009. The interim dividend for 2008 was 5.99 pence per share. As a result, the total dividend for the year, including the interim dividend and the recommended final dividend, amounts to 18.90 pence per share compared with 18.00 pence per share for 2007, an increase of five per cent. The total cost of dividends in respect of 2008 was £469 million.

The full year dividend is covered 2.24 times by post-tax IFRS operating profit from continuing operations.

Dividend cover is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend.

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account our Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Shareholders' funds

On the EEV basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 31 December 2008 were £15.0 billion, an increase of £0.4 billion from the 2007 year end level (2007: £14.6 billion). This two per cent increase primarily reflects the following components: a total EEV basis operating profit of £2,961 million; a positive impact of exchange movements of £2,010 million; a tax credit of £771 million; a positive movement on the mark to market of core debt of £656 million; partially offset by a £5,127 million adverse movement in short-term fluctuations in investment returns and dividend payments of £453 million which is itself partially offset by proceeds for new share capital subscribed of £170 million.

The shareholders' funds of £15.0 billion at year end 2008 comprised:

- £5.3 billion for our Asian long-term business operations;
- £4.3 billion for our US long-term business operations;
- £4.9 billion for our UK long-term business operations; and
- £0.5 billion for our other operations.

Analysis of movement in EEV shareholders' funds: 31 December 2007 to 31 December 2008 £m


14,600
2,961
(5,127)
(283)
2,010
771
24
14,956
3,000
6,000
9,000
12,000
15,000
£m
Opening shareholders' funds
Operating profit
Short-term fluctuations
Dividends net of new share capital subscribed
Foreign exchange
Tax
Other
Closing shareholders' funds

Business review

27

Chief Financial Officer's overview
continued

At the year end, the embedded value for the Asian long-term business was £5.3 billion. The established markets of Hong Kong, Singapore and Malaysia contributed £3,982 million to the embedded value generated across the region. Korea (£338 million), Indonesia (£314 million) Vietnam (£269 million) also made substantial contributions. Prudential's other Asian markets, excluding Taiwan, contributed an aggregate £567 million in embedded value. Taiwan had a negative embedded value of £205 million.

The sensitivity of the embedded value of our country operations to interest rate changes varies widely across the region. In aggregate, a one per cent decrease in interest rates, along with all the consequential changes noted above, would result in a negligible change to our Asian business' embedded value.

Statutory IFRS basis shareholders' funds at 31 December 2008 were £5.1 billion, compared with £6.1 billion at 31 December 2007. This result represented a decrease of £1.0 billion, reflecting operating profit of £1,347 million, a foreign exchange credit of £631 million, and a tax credit of £747 million; offset by unfavourable movement in short-term fluctuations in investment returns of negative £1,783 million, a net unrealised value change on Jackson debt securities of negative £1,640 million and the balance of dividend payments of £453 million partially offset by proceeds of new share capital subscribed of £170 million.

The net unrealised value change on Jackson debt securities is explained by net unrealised losses of negative £2,710 million, (being the gross unrealised losses of £3,197 million less unrealised gains of £487 million) reflecting temporary market movements due to the effects of widening global credit spreads offset partially by the effect of reduced risk-free interest rates and a steepening yield curve. These unrealised losses were further offset by associated DAC of £1,070 million.

Holding company cash flow

	2008 £m	2007 £m
Cash remitted by business units:		
Life businesses:		
UK	295	261
US	144	122
Asia	163	148
	602	531
Other:		
Asia	234	38
M&G	167	139
UK	30	3
Total cash remitted to Group	1,033	711
Net interest paid	(128)	(96)
Dividends paid	(453)	(426)
Scrip dividends and share options	167	183
Cash remittances after interest and dividends	619	372
Tax received	130	40
Corporate activities	(177)	(200)
Cash flow before investment in business	572	212
Capital invested by business units:		
Life businesses:		
Asia	(310)	(92)
UK	(126)	(145)
	(436)	(237)
Other:		
Asia	(82)	(57)
Total capital invested in business units	(518)	(294)
Increase (decrease) in operating cash	54	(82)
Egg sale net proceeds	0	527
Total holding company cash flow	54	445
Contributed by Life Business	166	294

Analysis of movement in IFRS shareholders' funds: 31 December 2007 to 31 December 2008 £m


6,062
1,347
(1,783)
(1,640)
(283)
631
747
(23)
5,058
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000 £m
Opening shareholders' funds
Operating profit
Short-term fluctuations
Unrealised value change on Jackson debt securities
Dividends net of new shareholder capital subscribed
Foreign exchange
Tax
Other
Closing shareholders' funds

28 **Prudential plc** Annual Report 2008

Our Group holding company received £1,033 million in cash remittances from the various business units in 2008, up from £711 million in 2007. This figure includes the shareholders' statutory life fund transfer of £279 million from the UK business.

Cash remitted increased in 2008 by £322 million compared to 2007. This was primarily due to the growth in Asia remittances and the increase in UK General Insurance commission. Asia's remittances grew by £211 million, primarily due to a one-off remittance of £115 million related to Singapore. Asia also realised seed capital from E.Sun Bank and ICICI Asset Management totalling approximately £77 million, and recorded additional cash flow releases from Asian operations as their in-force books matured.

Capital invested in business units grew from £294 million in 2007 to £518 million in 2008, due to an increase of £243 million in Asia's requirements. The growth in Asia was primarily due to the injection of £186 million to meet solvency requirements, of which £66 million was in Taiwan and £72 million in Japan. The remainder was predominately due to business-driven cash injections to support new business growth. Capital of £126 million was injected into UK shareholder-backed business, mainly to support new business. Jackson's capital position remained robust in 2008, and no capital injection was required.

Net interest paid in 2008 increased by £32 million to £128 million compared to 2007, as lower interest rates prevailing in 2008 led to a decrease in interest received on central shareholders' funds.

After dividends and net interest paid, there was a net cash inflow of £619 million (2007: £372 million). There was a significant take-up of scrip dividends in 2008 and 2007.

Tax received in 2008, at £130 million, was £90 million higher than the previous year, reflecting the fact that the 2007 figure was exceptionally low as a result of foreign exchange gains reducing the level of taxable losses. During 2008 the Group holding company paid £177 million in respect of corporate activities, including costs related to the process of considering a reattribution of the inherited estate.

In aggregate, there was an operating cash inflow of £54 million in 2008, compared to an outflow of £82 million in 2007.

Depending on the mix of business written and the opportunities available, we continue to expect the UK shareholder-backed business to become cash positive in 2010.

Free surplus generation

Sources and uses of free surplus generation for the Group's life and asset management operations

Free surplus generation for the Group's life business represents the free surplus generated from the in-force operations during the period less the investment in new business.

For asset management operations we have defined free surplus generation to be IFRS profits for the period. Group free surplus also includes the general insurance commission earned during the period and excludes head office, restructuring and net financing costs.

We believe that the underlying free surplus generated from the in-force book is an important measure in understanding the performance of our business. During 2008 we generated £1,680 million of underlying free surplus (2007: £1,388 million).

Free surplus is used by our life companies for investment in new business, and to provide for specific items, such as the provision established in 2008 for additional credit reserves under statutory reporting. In 2008 we invested £825 million of free surplus (2007: £544 million) in new business and established £770 million (2007: nil) for statutory credit reserves on a Pillar 1 statutory basis.

The total movement in free surplus net of tax in the period can be analysed as follows:

	2008 £m	2007 £m
Free surplus at 1 January*	1,915	1,375
Free surplus generation		
Underlying free surplus generated in the period	1,680	1,388
Provisions for additional allowance for credit risk	(770)	0
Market related items	(1,068)	141
Investment in new business	(825)	(544)
Free surplus generated in the period prior to methodology changes	(983)	985
Gross cash remitted by business units	(1,033)	(711)
Capital injected by business units	518	294
Net cash remitted by the business units	(515)	(417)
Other movements	442	(28)
Free surplus at 31 December*	859	1,915

* Includes IFRS net assets excluding goodwill for asset management.

The negative £1,068 million of market-related movements in 2008 includes £268 million of bond losses in the US; £268 million in respect of the drop in interest rates in Taiwan, including the impact of extending out the phased bond yield progression period by five years from 2013 to 2018; and £532 million of other short-term fluctuations in investment returns.

Other movements comprised reallocations of certain statutory reserves and required capital from value in-force to net worth of £187 million in 2008, foreign exchange movements, the mark to market of Jackson's assets backing surplus and required capital, and other capital movements.

Excluding Taiwan, free surplus for the remaining life and asset management operations would have been approximately £1.8 billion at 31 December 2008.

The embedded value for the life operations assumes 45 per cent of the value in-force and required capital at 31 December 2008 will convert to free surplus in the next five years, and 68 per cent within 10 years. The actual free surplus generated from the current in-force policies in any future period will depend on the level of future assumption and experience variances that will actually arise. Over the last four year cumulative period, operating variances (after excluding the statutory credit reserve in 2008 and reallocations between net worth and value in-force of £187 million undertaken in 2008) have been £42 million which represented approximately one per cent of the projected in-force for the life business.

Business review

29

Chief Financial Officer's overview
continued

The table below shows Group free surplus generated for life and asset management operations, as defined above, over the last four years.

Investment of free surplus in new business by life operations

The average free surplus undiscounted payback period[1] for business written in 2008 was:

Asia	4 years
US	5 years
UK	6 years

Overall, our Group wrote £3,025 million of sales on an APE basis during the year. To support these sales, we invested £825 million of capital (2007: £544 million). This amount covers both new business strain, including commissions, of £353 million and the required capital of £472 million. The total capital investment for new business amounted to approximately £27 million per £100 million of APE sales (2007: £19 million). These sales provided a post-tax new business contribution to embedded value of £937 million (2007: £858 million).

In Asia, capital was invested to support sales at an average rate of £18 million per £100 million of APE sales. (2007: £15 million).

In the US, capital was invested to support sales at an average rate of £40 million per £100 million of APE sales (2007: £30 million).

In the UK, capital was invested to support sales at an average rate of £31 million per £100 million of APE sales (2007: £16 million).

Note
1 Cash payback period is defined as the time at which the value of the undiscounted post tax cash flows, net of required capital releases, is sufficient to recoup the initial free surplus invested in new business.

The increase in capital requirements year-on-year was caused predominantly by a change in business mix in our UK annuity business, with bulk annuity business being written by shareholder-backed companies in 2008, rather than by the with-profits fund as in 2007, and with higher reserves being established for credit contingency. Higher capital usage in the US resulted from the change in business mix from variable annuities to other business.

Basis of preparation of results

The European Union (EU) requires that all listed European groups prepare their financial statements in accordance with EU approved IFRS. Since 1 January 2005, Prudential has been reporting its primary results on an IFRS basis.

As a signatory to the European Chief Financial Officers' (CFO) Forum's EEV Principles, Prudential also reports supplementary results on an EEV basis for the Group's long-term business. We combine these results with the IFRS basis results of the non long-term businesses to provide a supplementary operating profit under EEV. References in this report to operating profit relate to profit based on long-term investment returns.

Under both EEV and IFRS, operating profits from continuing operations based on longer-term investment returns exclude short-term fluctuations in investment returns and shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Under EEV, where additional profit and loss effects arise, operating profits based on longer-term investment returns also exclude the mark-to-market value movement on core borrowings, together with the effect of changes both in economic assumptions and also in the time value of the cost of options and guarantees arising from changes in economic factors.

Cumulative free surplus analysis

	2008 £m	2007 £m	2006 £m	2005 £m	2005-2008 (cumulative) £m
Expected in-force cash flows (including expected return on net assets)*	**1,744**	1,299	1,182	992	5,217
Changes in operating assumptions and variances	**(64)**	89	(29)	46	42
	1,680	1,388	1,153	1,038	5,259
Provision for additional allowance on credit risk	**(770)**	0	0	0	(770)
Changes in non-operating assumptions and variances	**(1,068)**	141	56	(189)	(1,060)
Actual in-force cash flow	**(158)**	1,529	1,209	849	3,429
New business	**(825)**	(544)	(554)	(562)	(2,485)
Free surplus generated in the period prior to methodology changes	**(983)**	985	655	287	944
Reallocations between net worth and value in-force	**(187)**	0	0	0	(187)
Free surplus generated in the period	**(1,170)**	985	655	287	757

* Expected in-force cash flow includes asset management IFRS operating profits and GI commission.

30 **Prudential plc** Annual Report 2008

In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

Life insurance products are long-term by their nature, and the profit on them is generated over several years. In Prudential's opinion, accounting under IFRS alone does not fully reflect the inherent value of these future profit streams. Instead, adding embedded value reporting to the IFRS accounting and specific additional disclosures, particularly on capital and cash flow, provides investors with a better sense of underlying profitability of our Group's long-term businesses. Embedded value reporting is a valuable supplement to statutory accounts.

The results for the year ended 31 December 2008 have been prepared using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The results in this preliminary announcement have been prepared in accordance with IFRS applicable at 31 December 2008 and have been taken from the Group's Annual Report and Accounts which will be available on the company's website on 15 April 2009.

The preliminary announcement for the year ended 31 December 2008 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The results on an IFRS basis for the full year 2008 and 2007 have been audited by KPMG Audit Plc. The auditor has reported on the 2008 and 2007 financial statements and the report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The Group's 2007 Report and Accounts have been filed with the Registrar of Companies.

Tidjane Thiam

Tidjane Thiam
Chief Financial Officer

Business review

Value created through investment in new business by life operations

	2008 £m				2007 £m			
	Asia	US	UK	Group	Asia	US	UK	Group
Free surplus invested in new business	(243)	(289)	(293)	(825)	(194)	(200)	(150)	(544)
Increase in required capital	42	265	165	472	21	183	104	308
Net worth invested in new business	(201)	(24)	(128)	(353)	(173)	(17)	(46)	(236)
Value of in-force created by new business	751	214	325	1,290	646	202	246	1,094
Post tax new business profit for the period	550	190	197	937	473	185	200	858
Tax	191	103	76	370	170	100	77	347
Pre tax new business profit for the period	741	293	273	1,307	643	285	277	1,205
New business sales (APE)	1,362	716	947		1,287	671	910	
New business margin % (APE)	54%	41%	29%		50%	42%	30%	
Internal rate of return	>20%	18%	14%		> 20%	18%	18%*	

* In 2007, the UK IRR excluding the Equitable Life deal was 14%.

31

more:strength

32 Prudential plc Annual Report 2008

Our capital position is strong and robust. Our Insurance Groups Directive (IGD) capital surplus is estimated at £1.7 billion before allowing for the 2008 final dividend. Our robust capital position, combined with the proven resilience of our retirement-led strategy, selective geographic presence, product expertise, distribution and trusted brands, means we are well-placed to continue to outperform. reviewBusiness

Risk and capital management

As a provider of financial services, including insurance, we recognise that the managed acceptance of risk lies at the heart of our business. As a result, effective risk management capabilities represent a key source of competitive advantage for our Group.

To maximise this advantage, we have embedded a risk and capital management framework and culture that drives the rigorous risk and capital management and optimisation of risk adjusted returns across the Group.

The Group's risk appetite framework sets out our tolerance to risk exposures as well as our approach to risk management and return optimisation. Under this approach, we monitor our risk profile continuously against agreed limits. Our main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes. More detail on our Group's risk governance system and risk policies is provided on pages 96 and 97 of the Governance Report.

Risk oversight

Group risk appetite

We define and monitor aggregate risk limits for our earnings volatility and our capital requirements:

a *Earnings volatility:* the objectives of the limits are to ensure that (a) the volatility of our earnings is consistent with our stakeholders' expectations, (b) the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks, and (c) earnings (and cash flows) are managed properly across geographies and are consistent with our funding strategies. The two measures we apply to monitor the volatility of our earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit.

b *Capital requirements:* the limits aim to ensure that (a) the Group meets its solvency capital requirements at all times, (b) the Group achieves its desired target rating to meet its business objectives, and (c) supervisory intervention is avoided. The two measures we apply are the EU Insurance Groups Directive (IGD) capital requirements and economic capital requirements.

Our risk appetite framework forms an integral part of our annual business planning cycle. Throughout the year, our Group Risk function monitors the Group's risk profile against the agreed limits. Using submissions from business units, Group Risk calculates our position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

Local limits are agreed with each of our business units to ensure that the aggregate risk exposure remains within the defined Group-level risk appetite. Each business unit determines its own individual risk position by calculating the impacts (on earnings and capital measures) of a shock to its market, credit, insurance and operational risk exposures and agrees them with Group Risk and the Group Asset and Liability Committee (ALCO).

We use a two-tier approach to apply the limits at business unit level. Firstly, we calculate business unit risk limits. These ensure that, provided each business unit keeps within its limits, the Group risk position will remain within the Group limits. Secondly, the impact on the risk position is considered as part of Group Risk's scrutiny of large transactions or departures from plan proposed by individual business units.

In the event that any of the business unit plans imply risk limits will be exceeded, this will necessitate a dialogue between Group Head Office (GHO) and the relevant business unit or units. Exceeding Group limits may be avoided if, for example, limits in other business units are not fully utilised, or if the diversification effect at Group level of a particular risk with other business units means the Group limit is not breached. Ultimately, authorisation to breach limits would require approval from GHO.

Earnings measures (flow)

EEV	IFRS	
Maintain target EEV operating profit	Maintain target IFRS operating profit	Business as usual
No large unexpected falls in EEV operating profit	No large unexpected falls in IFRS operating profit	Earnings stress

Capital measures (stock)

Economic	Regulatory (local/IGD)	
Maintain target level of capitalisation Individual tail events should not significantly reduce financial resources	Planned IGD coverage	Business as usual
Remain above minimum capitalisation	Meet Group solvency requirement and hold sufficient resources to pay dividends and fund new business	Capital stress

34 **Prudential plc** Annual Report 2008

The continuing market dislocation and the increased risk of default has increased emphasis on the management of market and credit risk in the course of 2008. Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite, and in addition to business unit operational limits on credit risk, we set counterparty risk limits at Group level. Limits on our total Group-wide exposures to a single counterparty are specified within different credit rating 'categories'. Group Risk and the Group ALCO monitor our actual exposures against these limits on a monthly basis.

Risk exposures

The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below.

Market risk:

Equity risk

Most of the equity exposure in our UK business arises from the with-profits fund which is partially protected against falls in equity markets through an active hedging policy. The fund also includes a large inherited estate – estimated at £5.4 billion at 31 December 2008. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

In Asia, a high proportion of our in-force book is made up of unit-linked products with limited shareholder exposure to equities. We have minimal direct shareholder exposure to Asian equity markets outside our unit-linked holdings.

In the US, where we are a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in our products. We provide guarantees for minimum death benefit (GMDB) on all policies in this class, minimum withdrawal benefits (GMWB) on 67 per cent of the book, and minimum income benefits (GMIB) on only 11 per cent. To protect the shareholder against the volatility induced by these embedded options, we use both a comprehensive hedging programme and reinsurance.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers select conservative investment options and, importantly, buy fewer guarantee products compared to the industry as a whole. We are able to achieve this because our unique and market leading operational platform allows us to tailor more than 3,000 product combinations, thereby ensuring that our customers are not sold guarantees they do not need. We seek to sell at a price where we can hedge or reinsure our risks. Many of our competitors offer 'bundled' products where the customer pays for guarantees that they do not require. In contrast, our more tailored offering avoids the sale of unnecessary guarantees, enabling us to remain globally price competitive while pricing each of our individual guarantees appropriately. This enables us to be price-competitive while not over-exposing our business to guarantee risk. Also, the conservative nature of our investment options makes hedging a more straightforward process.

It is our philosophy not to compete on price. Our individual guarantees tend to be more expensive than the market average, because we seek to sell at a price where we can hedge or reinsure our risks.

We do not actively market GMIB, and where it is selected we reinsure. We use reinsurance to cover both the in-force book and new business for the life of the policy. If reinsurance were not available, we would not sell GMIB options.

We take a macro approach to hedging that covers market risk in the US business, including all exposure to GMDB and GMWB guarantees. Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed-indexed annuity book, and then use a combination of Over The Counter (OTC) options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital we are putting at risk. The hedging programme covers both the in-force book and new business for the 'greeks' – i.e. changes in equity market levels, the rate of change in market levels and equity market volatility, as well as interest rate movements. In addition we hedge the fees on variable annuity guarantees.

Business review

Risk categorisation

Category	Risk type	Definition
Financial risks	Market risk	The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates
	Credit risk	The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion
	Insurance risk	The inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience
	Liquidity risk	The risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost
Non-financial risks	Operational risk	The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from external events. This includes legal and regulatory compliance risk
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall objectives and strategy
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities

35

Risk and capital management
continued

A combination of Jackson's sales approach, disciplined pricing and dynamic hedging of its variable annuity guarantees meant that Jackson's equity hedging gains offset the effect of the 38.5 per cent drop experienced in US equity markets in 2008 on a statutory capital basis. This outcome compared favourably to the industry as a whole. Indeed, Jackson was one of only a handful of US life insurance companies to achieve this level of success with its variable annuity hedging programme in 2008.

Interest rate risk

Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

Interest rates primarily impact our Asia, US and UK with-profit businesses. In Asia, our exposure will be reduced following our agreement with China Life Insurance Company Ltd (Taiwan) to transfer the agency-based business in Taiwan, which includes Prudential's legacy products which contain interest rate risk. The remaining exposure in Asia arises mainly from guarantees on traditional shareholder-backed life products and asset-liability mismatches, primarily in Japan and Korea. This exposure is within our risk appetite, and we manage it carefully on an ongoing basis. We have a range of risk mitigation options available to us should we wish to reduce this exposure further. However, it is important to note that interest rates in some territories are currently at historically low levels, which has the effect of mechanistically reducing our downside risk.

In the US there is interest rate risk across the portfolio. We manage fixed annuity interest rate exposure through a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly, and through the contractual ability to reset crediting rates annually. The average traditional fixed annuity crediting rate is 91bps above the guaranteed crediting rate. Historically, we have had a significant IGD sensitivity relating to the mark-to-market accounting of interest rate derivatives. During the final quarter of 2008, we worked with the Michigan State regulator to recognise the effectiveness of interest rate hedging, and the statutory valuation now accounts for hedges and the hedged items on a consistent basis.

In the UK the investment policy for the shareholder backed annuity business is to match investment returns with annuity payments. Where these cash flows are not matched exactly there is some exposure to asset and liability mismatches and this exposure can be increased by, for example , the current low interest rate environment. There is an interest rate risk in the UK with-profits fund.

Foreign exchange risk

Prudential operates in the UK, the US, Continental Europe and 13 countries in Asia. Inevitably, the geographical diversity of our businesses means that we are subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in pounds sterling.

We do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a foreign surplus is deemed to be supporting Group capital or shareholders' interests, this exposure is hedged if we deem it economically optimal to do so. Currency borrowings and derivatives are used to manage exposures within the set limits.

Credit risk

The global debt markets experienced unprecedented conditions in 2008, with illiquidity and credit spreads reaching all-time highs. Our debt portfolio on an IFRS basis was estimated at £95 billion at 31 December 2008.

Of this total, £59 billion was in the UK insurance operations, of which £38 billion was within the UK with-profits fund. The fund also includes a large inherited estate – estimated at £5.4 billion. Outside the with-profits fund, £4 billion was held in unit-linked funds where the shareholder risk is limited, and there was £17 billion backing the shareholder annuity business and other non-linked business, of which £13 billion related to corporate bonds and £4 billion was in government securities, or equivalent.

Within the UK shareholder annuity funds, we have built up a significant credit reserve of £1.4 billion to allow for future defaults on a statutory basis. This reserve can withstand the equivalent of the average default experience during the Great Depression occurring every year over the life of the portfolio.

In 2008, we have experienced credit defaults for UK operations of £93 million that relate to shareholder funds (0.5 per cent of the portfolio).

Asia's debt portfolio totalled £11 billion at 31 December 2008. Of this, approximately 64 per cent was invested in Unit-Linked and with-profits funds with minimal shareholder risk. The remaining 36 per cent is shareholder exposure and is invested predominantly (85 per cent) in government bonds. For Asia, the portfolio has performed very well, with 2008 defaults totalling only £20 million.

36 **Prudential plc** Annual Report 2008

The final and most significant area of exposure to credit risk for the shareholder is Jackson in the US. At 31 December 2008 Jackson's fixed income portfolio was estimated at £24 billion, comprised of £16 billion of Corporate Debt, £2 billion of Commercial Mortgage Backed Securities (CMBS), £4 billion of Residential Mortgage Backed Securities (RMBS) and £2 billion of other instruments. We entered the cycle in a defensive position and continue to manage the portfolio rigorously.

The US Corporate Debt portfolio of £16 billion is 92 per cent investment grade. Concentration risk is low, with the top 10 holdings accounting for only five per cent of the portfolio. The high-yield portfolio is also well diversified with an average holding of £8 million. Our single largest sector exposure in the investment grade portfolio is Utilities at 13 per cent. We actively manage the portfolio and will sell exposure as events dictate; for example, we reduced our holding in both Lehman and Washington Mutual early in 2008.

Within the RMBS portfolio of £4 billion, the agency guaranteed portion is 50 per cent. Another 25 per cent of the portfolio relates to investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Our exposure to the 2006/2007 vintages totals £946 million of which £617 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £329 million.

The CMBS £2 billion portfolio is performing strongly, with 85 per cent of the portfolio being AAA and only one per cent below investment grade. We materially reduced our non-AAA purchases after 2004 in response to the significant deterioration in underwriting standards observed in the market and in line with rating agencies' guidelines. The entire portfolio has an average credit enhancement level of 30 per cent. This provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before we are at risk.

In 2008, Jackson's total defaults were £78 million of which £5 million were incurred in the fourth quarter. As part of our active management of the book we incurred net losses of £127 million on the sale of impaired bonds, of which £67 million was incurred in the fourth quarter of 2008.

IFRS write-downs excluding defaults for the year were £419 million, an increase of £228 million in the fourth quarter of 2008.

The impairment process reflects a rigorous review of every single bond and security in our portfolio. We believe that the accounting rules for impairments are necessarily conservative and not always consistent with economic losses. So, while the accounting requires us to book them as losses through our income statement, we would expect only a proportion of these impairments eventually to turn into defaults, and some of the impaired securities to recover in price over time.

In considering potential future losses for Jackson, it is essential to examine the key components of the debt portfolio. As at 31 December 2008, 93 per cent of Jackson's total debt portfolio of £24 billion consisted of investment grade securities and seven per cent were high yield. To put potential future losses in context, global annual default rates over the past 50 years have averaged 0.5 per cent for investment grade and 10 per cent for high yield. Historically, the highest global annual default rates during a recession have averaged 1.6 per cent for investment grade and 15.4 per cent for high yield, although not necessarily in the same year (Source: Moody's Global Corporate Finance – February 2008).

Applying peak global annual default rates and making conservative assumptions for recoveries to our portfolio would generate losses of approximately £350 million for one year that could be absorbed by our current IGD surplus as estimated at 31 December 2008.

Unrealised credit losses

Jackson's gross unrealised losses moved from £439 million at 31 December 2007 to £3,178 million at 31 December 2008. This change was largely due to a market-wide re-pricing of risk and not to specific problems within Jackson's portfolio. The entire market for fixed income securities has been re-priced downwards from historically tight spreads of approximately 100 bps during the first half of 2007 to historically wide spreads of over 640 bps on investment grade paper at the end of 2008. Wider credit and liquidity spreads are causing the average investment grade security to trade around the mid to high 80s as a percentage of nominal value. Unrealised losses on securities priced at less than 80 per cent of face value were £1.9 billion at 31 December 2008. It is our intention to hold these fixed income securities to maturity – an approach, which in economic terms limits the impact of the current market dislocation.

Jackson's unrealised losses rose in the fourth quarter by £1.3 billion as credit spreads moved to all-time highs and bond prices to all-time lows. It is important to bear in mind that in the increase of £1.3 billion in the fourth quarter of 2008, about £446 million is directly due to the depreciation of sterling against the US dollar. We believe that the accounting impact of these unrealised losses significantly overstates the risk of economic losses on our portfolio at current price levels.

Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

Business review

37

Risk and capital management
continued

For example, the assumption that we make about expected levels of mortality is particularly relevant for our UK annuity business, where in exchange for their accumulated pension fund pension annuity policyholders receive a lifetime guaranteed payment. We conduct rigorous research into longevity risk using data from our substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time, at levels based on adjusted data from the Continuous Mortality Investigations (CMI) projections published by the Institute and Faculty of Actuaries.

Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

We remain comfortable with our liquidity position both at holding and subsidiary company level. The holding company has significant internal sources of liquidity which are sufficient to meet all of our requirements for the foreseeable future without having to make use of external funding. In aggregate our Group has £2.1 billion of undrawn committed facilities, of which we have recently renewed £1.4 billion of the undrawn syndicated committed banking facility for a further three years as well as renewing the £500 million securities lending back-up facility.

Non-financial risk

Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. We process a large number of complex transactions across numerous and diverse products, and are subject to a number of different legal and regulatory regimes. We also have a significant number of third-party relationships that are important to the distribution and processing of our products, both as market counterparties and as business partners. More detail on the risk factors that may affect Prudential's operating results and financial condition, and accordingly the trading price of our shares, is provided under Additional Information on pages 360 to 363.

We use quantitative analysis of operational risk exposures material to the Group to inform our decisions on the overall amount of capital held and the adequacy of the corporate insurance programme.

Capital management

Regulatory capital

Group regulatory capital (IGD)

Prudential is subject to the capital adequacy requirements of the Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector.

The IGD capital adequacy requirements involves aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is allowed for under this approach. The IGD test is passed when this aggregate number is positive. A negative result at any point in time is a notifiable breach of UK regulatory requirements.

Our capital position is strong, driven by our prudent but proactive risk management. Our IGD capital surplus is estimated at £1.7 billion before allowing for the 2008 final dividend, giving a solvency ratio of 162 per cent. This is composed of our IGD surplus at 31 December 2008 estimated at £1.4 billion, and in addition £0.3 billion that the FSA has subsequently allowed us to include in our IGD surplus going forward, as a result of an innovative structure we have developed. Our IGD capital surplus on a consistent basis (i.e. before allowing for a dividend) at the end of 2007 and at the end of the third quarter 2008 stood at £1.9 billion and £1.4 billion respectively. The movement from £1.9 billion at 31 December 2007 to the estimated £1.7 billion benefited from the £0.3 billion allowed by the FSA. The remaining decrease of £0.5 billion in 2008 comprises net earnings of £0.8 billion, management actions of £0.6 billion and positive foreign exchange movements of £0.2 billion, offset by the 2007 final dividend of £0.3 billion, market related risk of £0.4 billion, strengthening of UK credit reserves of £0.8 billion and £0.6 billion of credit related impairments and default losses in the US.

The £0.3 billion additional IGD capital reflects our ability to realise a portion of the shareholders' economic interest in the future transfers from the UK with-profits fund, which in total was worth £1.7 billion at 31 December 2008. Going forward, we have the opportunity to develop similar transactions, enabling us to access more of the residual £1.4 billion if we decide to do so.

We have been able to maintain a stable IGD position in challenging markets. The options we have to manage available and required capital can be classified into increasing available capital and reducing required capital.

38 Prudential plc Annual Report 2008

Our ability to access more of the shareholder economic interest in the with-profit fund up to a level of £1.4 billion, and our ability to access to future profits on other in-force business through financial reinsurance are examples of how we have the potential to increase available capital.

We can also manage our required capital through both the level and the mix of new business and by maintaining pricing discipline. We have employed and will continue to employ other risk mitigation strategies such as hedging and reinsurance when necessary.

In addition to this strong capital position, the total credit reserve for the UK shareholder annuity funds was £1.4 billion at the end of the year. We have increased this credit reserve by £0.8 billion in 2008 and it is equivalent to 80bps per annum over the lifetime of the assets. This reserve would allow us to withstand a repeat of the average Moody's default experience during the Great Depression, occurring every year throughout the life of the book.

On 20 February 2009 we announced that we have entered into an agreement to transfer the assets and liabilities of our agency distribution business in Taiwan to China Life Insurance Company Ltd (Taiwan) pending regulatory approval. The business to be transferred includes Prudential's legacy interest rate products in Taiwan, and the agreement is significantly value enhancing for the Group. On completion the transfer will give rise to a net increase in the Group's IGD surplus of approximately £0.8 billion, further strengthening our already robust capital position.

These factors, together with our Group's strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, position us to withstand possible significant further deterioration in market conditions (see also Stress testing).

Solvency II

The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The application of Solvency II to international groups is still unclear and there is a risk of inconsistent application in different EU member states, which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.

Like Basel II in the banking industry, the new approach is expected to be based on the concept of three pillars – minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements. However, the scope is wider than Basel II and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements.

A key aspect of Solvency II is that the focus on risks and capital requirements will be aligned more closely with economic capital methodologies. Solvency II will encourage companies to improve their risk management processes and may allow companies to make use of internal economic capital models if approved by the local Regulator.

Capital allocation

Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

We optimise capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into our decision-making processes for product design and product pricing.

Our capital performance metrics are based on economic capital, which provides a view of our capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

Stress testing

We use regular stress testing and sensitivity analysis to monitor the robustness of the Group's regulatory and economic capital position.

Stress testing has been carried out to assess the resilience of the Group's regulatory capital position (IGD) to withstand significant further deterioration in market conditions. The findings include:

- An instantaneous further 40 per cent fall in equity markets from 31 December 2008 levels would reduce the IGD surplus by £350 million;
- a 150bps reduction (subject to a floor of zero) in interest rates from 31 December 2008 would reduce the IGD surplus by £300 million (the effect would be less following completion of the sale of our Taiwan legacy agency book); and
- credit defaults of 10 times the expected level would have an impact of £500 million in excess of the annual reserve release.

We also test the impact of a range of 'shock' scenarios on the Group's regulatory and economic capital. The scenarios for this testing are selected using both in-house views and external assessments such as the FSA's annual Financial Risk Outlook. The purpose is to assess the resilience of the Group's capital position to a range of key threat scenarios.

Business review

39

Risk and capital management
continued

Capital base

Capital structure

Prudential Group's capital on an EEV basis consists of £14,956 million of shareholders' funds and net core debt at market value after cash and short-term investments of £818 million, and includes £1,250 million of holding company subordinated long-term and perpetual debt.

Subordinated – or 'hybrid' – debt is debt capital which has some equity-like features, and which would rank below other senior debt in the event of a liquidation. These characteristics mean hybrid debt can be treated as capital for FSA regulatory purposes. All of our Group's hybrid debt which qualifies under the FSA's definition is held at Group level. As a result, it is taken as capital into the parent solvency test under the IGD.

Following the implementation of the IGD, raising our long-term debt in hybrid form benefits us from a regulatory capital standpoint. We intend to do this by taking advantage of favourable market conditions as they arise.

The balance sheet includes unallocated surplus for the PAC with-profits fund that has yet to be allocated either to policyholders or shareholders. These assets are not generally available to the Group, other than as they emerge through the statutory transfer of the shareholders' share of the surplus as declared from the fund over time. The EEV shareholders' equity reflects the value of future shareholder cash flows from in-force business. In determining these cash flows, the shareholders' interest is derived by increasing final bonus rates so as to exhaust the surplus over the lifetime of the in-force with-profits business, other than in extreme scenarios where the excess cost of meeting policyholder claims is fully attributed to shareholders.

Shareholders' borrowings and financial flexibility

The core structural borrowings of our shareholder-financed operations at 31 December 2008 totalled £2,958 million on an IFRS basis, compared with £2,492 million at the end of 2007. The increase during the year reflected exchange conversion losses amounting to £468 million predominantly on our long-term borrowings of €500 million, US$1 billion, US$300 million, US$250 million and US$250 million surplus notes .

After adjusting for holding company cash and short-term investments of £1,165 million, our net core structural borrowings at 31 December 2008 were £1,793 million, compared with £1,036 million a year earlier. The increase on the 2007 figure reflected net cash inflows of £54 million, exchange conversion losses of £816 million including the £468 million on long-term borrowings identified above, and £354 million in respect of a US$2 billion net investment hedge of the currency exposure of the net investments in the US operations.

Our core structural borrowings at 31 December 2008 included £1,761 million borrowed at fixed rates of interest, with maturity dates ranging from 2009 to perpetuity. A significant proportion – amounting to £1,232 million – of the core borrowings was denominated in US dollars, in order to provide partial hedging of the currency exposure arising from our Group's investment in Jackson.

We have also put in place an unlimited global commercial paper programme. As at 31 December 2008, commercial paper totalling £278 million, US$916 million, €359 million and CHF10 million has been issued under this programme. We also have a £5,000 million medium-term note (MTN) programme, under which the outstanding subordinated debt at 31 December 2008 was £435 million and €520 million, while the senior debt outstanding was £200 million and US$12 million.

In addition, our holding company has access to £1,600 million of committed revolving credit facilities, provided by 15 major international banks, and renewable between December 2010 and February 2012; and an annually renewable £500 million committed securities lending liquidity facility. Apart from a small drawdown to test the process, these facilities were not drawn on during the year, and there are no amounts outstanding under the committed credit facilities at 31 December 2008. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are all available for general corporate purposes and to support the liquidity needs of our holding company.

Balance sheet structure (EEV basis)

	2008 £m	2007 £m
Long-term business	14,633	13,939
Other business including fund management	1,642	1,677
Other net liabilities	(501)	(143)
	15,774	15,473
Financed by:		
Equity shareholders' funds	14,956	14,600
Perpetual preferred securities	513	679
Subordinated debt	737	817
Senior debt	733	833
Cash and short-term investments	(1,165)	(1,456)
	15,774	15,473

40 **Prudential plc** Annual Report 2008

We manage our Group's core debt within a target level consistent with our current debt ratings. At 31 December 2008, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 10.7 per cent, compared with 6.6 per cent at 31 December 2007.

Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+ (stable outlook), A2 (stable outlook) and AA- (stable outlook) from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1+.

The financial strength of PAC is rated AA+ (negative outlook) by Standard & Poor's, Aa1 (rating under review for possible downgrade) by Moody's and AA+ (stable outlook) by Fitch Ratings.

Jackson's financial strength is rated AA (stable outlook) by Standard & Poor's and A1 (stable outlook) by Moody's.

Risk mitigation and hedging

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions – such as a material derivative transaction – are subject to scrutiny at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to limit insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

During 2008, our risk management and mitigation initiatives resulted in the rebalancing of the Group's USD hedge to reflect our exposure to IGD regulatory surplus held in USD. Since the year-end we have also implemented additional equity hedging in Jackson to reduce the exposure to further falls in the level of the S&P index. A wide range of capital management initiatives and risk mitigation options remain available to the Group to manage the IGD capital position. These include the use of reinsurance and similar structures to crystallise the value of future cash flows, the implementation of further hedging strategies, and taking steps to conserve and/or release capital.

We have contingency plans in place for a range of operational risk scenarios, including incident management and business continuity plans. As a contingency plan for liquidity risk, the Group has arranged access to committed revolving credit facilities and committed securities lending facilities.

Business review

41

more:opportunity

42 Prudential plc Annual Report 2008

The opportunity in Asia continues to be a powerful driver of growth for the Group with a fast-growing middle class, continuing economic growth and increasing demand for retirement savings. Over the past 90 years we have built an unparalleled business in the region. Today our business in Asia has over 11 million customers, an unrivalled regional network of 425,000 agents, and market-leading positions in the most populous and vibrant economies. review Business

Business unit review Insurance operations Asia

‘Prudential is one of Asia’s market Barry Stowe Asia leaders and our strategy is designed to Chief Executive further strengthen this position and drive Prudential Corporation Asia outperformance in terms of delivering sustainable and profitable scale.’

44 Prudential plc Annual Report 2008

Prudential was an early mover in recognising the long-term growth potential in Asia. Leveraging a foothold established in the 1920s, we have created an unparalleled business in the region that holds market-leading positions in the world's most populous and dynamic economies.

As a result Prudential already has over 11 million customers in Asia. Distribution is predominantly through tied agents, and we have built up one of the region's largest agency forces numbering some 425,000 at 31 December 2008. We complement our agency distribution in the region with a number of distribution agreements with leading banks and brokers. Prudential is a pioneer in capital efficient unit linked products in Asia, and is particularly strong in the regular premium savings sector. More recently we have increased our focus on higher-margin protection products, both as riders to savings policies and standalone.

Prudential's operations in Asia are unified under the Prudence face icon, which retains a consistently high recognition rate, outperforming other financial service companies in the region. We operate distinct life insurance businesses in 12 markets. These are all managed by local teams with strategic leadership and technical support provided by the regional team (based in Hong Kong). Every opportunity is taken to leverage synergies and best practices around the region, and from the wider Prudential Group, particularly in areas such as product development, channel distribution and asset liability management. The Asian businesses operate with common principles and within a regionally managed risk framework. We consistently win industry awards for the quality of our operations in Asia, including our customer service.

Underpinning Prudential's success in the region is the breadth and depth of our management teams and staff. These comprise a combination of market-leading international specialists and the very best local talent.

Our current strategy in Asia is to leverage our platform to generate further shareholder value by continuing to increase the scale of our operations. This is reflected in the following strategic commitments: further increasing agency scale and productivity, continuing to build distribution through partnerships, sharpening the focus on health and protection products, developing segmented retirement solutions and strengthening customer relationships.

Although externally the highest profile measure of success is new business volumes and how this translates into market share, Prudential's internal focus is on EEV NBP. Our business in Asia maintains strict financial disciplines to ensure that there is always a strong correlation between business volumes and the value generated, as reflected in the shareholders' embedded value metrics. As the scale of our business in Asia continues to increase, as evidenced by premium revenues of £5.5 billion in 2008, there is a greater focus on demonstrating the emergence of this value in terms of distributable IFRS profits and cash. Given the current economic climate, a thorough review has been undertaken of all the operations' solvency positions from the local regulatory and the IGD perspectives. Optimising capital efficiency from the Group's perspective has always been a priority, but with the worldwide collapse of market valuations and interest rates we paid particular attention to this during 2008.

Business review

Initiatives in 2008

Agency

During the year, Prudential increased its average number of agents in the Asia region by 21 per cent to 425,000, with the largest increases in Indonesia (up 43 per cent to 57,000) and India (up 21 per cent to 287,000). With the exception of Thailand, all of our Asian operations expanded their agency forces during 2008.

The challenging economic environment did suppress industry-wide agency productivity in terms of APE per agent in 2008. Our average productivity was 21 per cent lower than in 2007. The main driver of this decline was lower average case size, which fell by 12 per cent due to the tougher economic climate and higher proportions of (highly profitable) health and protection business. However, the average number of cases per active agent per month was only marginally lower in 2008 than in 2007 – a performance that reflects the resilience of our agency force in a depressed market.

Disposal of PCA Life Taiwan's agency business

When Prudential entered the Taiwanese market in 1999, traditional 'compulsory dividend' life policies were the only type of savings and protection policy permitted by the regulator. These polices are unique to Taiwan and have claims, guaranteed surrender values and local statutory reserves calculated on a prescribed actuarial basis, which includes an underlying interest rate assumption based on two-year interest rates at the time the policy is sold.

Prudential's acquisition of Chinfon Life included a back book with interest rate assumptions at around 6.5 per cent and expected liability duration of 30 to 40 years. Since then interest rates in Taiwan have declined and – despite economists' consistent projections of a rise – rates stood at just 1.4 per cent at 31 December 2008. Provisions required under the local solvency requirements have been offset by profits generated from new business, particularly following the introduction of unit-linked business in 2002. The net cash strain we experienced from this back book was running at the rate of around £50 million per annum.

Asia	AER			CER	
	2008 £m	2007 £m	Change %	2007 £m	Change %
APE sales	1,362	1,287	6	1,369	(1)
NBP	741	643	15	693	7
NBP margin (% APE)	54%	50%		51%	
NBP margin (% PVNBP)	10.1%	9.3%		9.4%	
Total EEV basis operating profit*	1,309	1,042	26	1,135	15
Total IFRS operating profit*	321	189	70	212	51

* Based on longer-term investment returns excluding fund management operations, development and regional head office expenses.

Notes
See page 21.

45

Business unit review
Insurance operations
Asia
continued

However, for us as an EU domiciled group we are subject to the requirements of the IGD in measuring solvency. For IGD purposes the liability on the back book is crystallised at around £800 million, with the potential to increase significantly under the proposed Solvency II valuation rules. In reviewing the allocation of capital across the Group, we saw an opportunity to materially improve our capital position by releasing the economic capital supporting the agency distribution business. Therefore on 20 February 2009, we announced that we had agreed to transfer the assets and liabilities of the agency distribution business in Taiwan, including the capital consuming back book, to China Life Insurance Ltd (Taiwan) subject to regulatory approval. The transfer will include all policies previously issued by agency, the agency contracts and the agency related support operations. Upon completion there will be a one-off negative IFRS impact of approximately £595 million after restructuring costs. Free surplus for Life and asset management business at 31 December 2008 including Taiwan was £859 million and £1.8 billion excluding it.

We will continue to be an active and committed player in the Taiwanese life insurance market through our successful bancassurance, direct marketing and other non-agency distribution channels. Bank and direct sales accounted for 29 per cent of our new business in Taiwan in 2008.

Partnership

Our bank distribution strategy is heavily influenced by our agency competencies, since we do not simply rely on bank counter staff to promote insurance products, but also deploy a highly-trained and specialised sales force sitting in the bank branches. These Financial Service Consultants (FSCs) are managed in a very similar way to the agency force; they are accountable for high standards of quality and productivity and they are rewarded for results. There were 8,900 FSCs at 31 December 2008 up 11 per cent on prior year and during 2008 FSCs generated 81 per cent of the region's bank new business.

During 2008 and in early 2009 we expanded and extended our successful bank distribution agreement with Standard Chartered Bank (SCB). We now work with SCB in nine markets[1] and are currently exploring further opportunities for protection and Takaful products. SCB Taiwan had a particularly impressive fourth quarter, and Prudential's overall new business from SCB in Asia increased by 35 per cent during 2008.

Total new business from the bank channel grew by 27 per cent during 2008 and accounted for 20 per cent of total new business.

Health and protection

Prudential is implementing a structured and disciplined approach to expanding its health and protection business in Asia. A new regional team has been formed with sales management, product development, underwriting, claims, operations and business development expertise. Underwriting processes have been re-engineered to improve customer service; claims turnaround is now more efficient; and quotation systems have been upgraded to alert agents to appropriate health riders as attachment opportunities to augment core products.

With this foundation in place, innovative products, tailored for each market are being rolled out. For example, in the fourth quarter of 2008 our business in Malaysia launched a critical illness plan that pays the full sum assured for up to three claims, with cover until age 85. Over 2,000 polices were sold within the first month.

Critical factors in our success in health and protection, include integrating the product initiatives with the distribution channels, and tailoring sales support activities to the agency, bank and direct channels. For example, health products have been incorporated into agency incentive programmes, and a standalone health care product was launched into the SCB channel with simplified underwriting and compelling media campaigns to capture direct business and provide leads for other channels.

During 2008 new business APE was up 34 per cent, reflecting these products' particular suitability to challenging economic conditions, with their emphasis on protection rather than savings and their lower average premiums. The results from India (up 259 per cent) and Malaysia (up 49 per cent) were particularly encouraging.

Retirement

Like the West, Asia has rapidly ageing populations and a growing need for financial advice and products to help people save for retirement, secure an income during retirement and protect their financial well being throughout life.

Prudential has already taken a lead in raising the awareness of the need for retirement financial planning through the 'What's Your Number?' campaigns, and the retirement planning message continues to be reinforced through fully integrated marketing and promotional materials. For example, our websites in Hong Kong, Taiwan, Malaysia and Korea now include retirement calculators.

Although market conditions have not been conducive to major new initiatives in the retirement space during 2008, Prudential continues to develop and launch new retirement orientated products. For example, in Korea and Malaysia we launched variable annuity products that provide a guaranteed minimum income on retirement.

Financial performance

In 2008, Prudential delivered new business APE of £1,362 million in Asia, representing growth averaging six per cent over 2007. Although some official market statistics are not yet available, Prudential estimates that it is the leading foreign company or joint venture in seven of its 12 life markets. Prudential grew market share in six of our 12 countries during 2008.

Note
1 Hong Kong, Singapore, Malaysia, Taiwan, Japan, Korea, Thailand, China, Vietnam

46 Prudential plc Annual Report 2008

Indonesia was the strongest performer, with new business APE rising by 45 per cent, followed by China and Malaysia, up 31 per cent and 24 per cent respectively. Market conditions were challenging in all markets and especially so in Korea, Taiwan and Singapore where sales fell by 15 per cent, 12 per cent and 11 per cent respectively.

The industry in Korea saw a shift away from variable unit-linked products, and towards risk-based and interest-sensitive products. PCA Life Korea, however, remained diligently focused on value not volume. In Taiwan, Prudential had a very successful retirement campaign launch in May and June 2007 that was not repeated in 2008. However, there was encouraging momentum, particularly in the bank distribution channel in the final quarter with sales up 83 per cent over the third quarter of 2008. In Singapore regular premium sales were resilient and remained at the same level as 2007, but total APE was depressed by lower single premium sales, following changes to the Central Provident Fund rules.

Total new business profits increased by 15 per cent as the average profit margin increased from 50 per cent to 54 per cent. This profit enhancement was mainly due to changes in product mix, country mix and economic assumptions. Of the six markets we disclose separately, five (China, Hong Kong, India, Indonesia and Taiwan) reported increases in new business profit margins compared with 2007.

Total EEV operating profit from long-term business at £1,309 million increased by 26 per cent compared to 2007. In-force embedded value profits in Asia rose to £568 million in 2008, an increase of 42 per cent from 2007. In-force profit in 2008 was driven by the unwind of discount of £434 million, net assumption changes of £135 million, and net experience variances of £(1) million. The net positive assumption changes were driven by persistency assumptions for Singapore, Hong Kong and Malaysia reflecting recent experience of reduced lapse rates. These were offset by changes in Taiwan and Korea mainly relating to premium holidays and expense assumption changes, together with mortality and morbidity assumption changes in Singapore, Taiwan and Hong Kong and a decrease in corporation tax in Indonesia. All operations saw positive experience variances on mortality but these were offset by negative persistency experience in Korea.

The IFRS operating profit for long-term business increased from £189 million in 2007 to £321 million in 2008. In Indonesia the results increased from £35 million to £55 million whilst in the established operations (Singapore, Hong Kong and Malaysia) the growth was more muted, growing from £153 million to £162 million.

In Korea the loss of £13 million in 2007 improved to a profit of £12 million in 2008, principally due to a local regulatory change in accounting basis for acquisition costs.

India posted a loss of £6 million, before charging development expenses related to the investment in the agency force. The result also reflects that as the business matures it is appropriate to now defer and amortise acquisition costs, resulting in a benefit of £19 million.

In Taiwan, where the IFRS basis of reporting reflects US GAAP for the insurance assets and liabilities of the business the result increased by £15 million to £60 million. The result for other operations increased from £12 million to £38 million reflecting mainly reserve releases in the Japanese operation.

Each operation has a target for IRR on new business of at least 10 percentage points above the relevant country risk discount rate, which varies across Asia from three per cent to 17 per cent. Our aggregate IRR in Asia remained in excess of 20 per cent in 2008.



Barry Stowe
Chief Executive
Prudential Corporation Asia

Business review

Outgrowing the region by 2.5 times[1]

Country	Market share	Rank
Indonesia	↑	1st
Singapore	↓	1st
Vietnam	—	1st
Malaysia	↑	n/a
China[2]	↑	2nd
India	↑	2nd
Hong Kong	↑	2nd
Philippines	↑	4th
Taiwan	↓	8th
Thailand	—	10th
Korea	↑	14th

1 Weighted by country mix excluding Japan.
2 Foreign Companies only.

2008 annual premium equivalent
APE £1,362m %


Other*
4
China
3
Hong Kong
15
India
15
Indonesia
13
Japan
3
Korea
17
Malaysia
7
Singapore
8
Taiwan
15

* Vietnam, Thailand and Philippines.

47

more:innovation

48 Prudential plc Annual Report 2008

The US remains the largest retirement market in the world. Innovation in product design and speed to market continue to be key drivers of Jackson’s competitive advantage – demonstrated by its ability to anticipate, and respond quickly, to the increased demand for fixed annuities as customers became more risk averse in response to market turmoil.

Business review

Business unit review Insurance operations United States

US ‘The success in the market place of Clark Manning

Jackson continues to be driven by our President and Chief Executive Officer industry-leading distribution organisation Jackson National Life Insurance Company and product innovation, coupled with our sound evaluation of product economics.’

50 Prudential plc Annual Report 2008

The United States is the world's largest retirement savings market, and is continuing to grow rapidly. As 78 million baby boomers[1] reach retirement age, their retirement assets will shift from asset accumulation to income distribution. There are already $2 trillion of assets generating retirement income in the US – and this amount is forecast to rise to some $7.3 trillion by 2029.[2]

During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5 per cent (compared to a 3.5 per cent increase in 2007); governmental interest rates fell to historic lows; and global markets experienced a significant increase in volatility, particularly during the last four months of the year. In addition, credit markets seized and global credit spreads widened to historic levels. As a result of these conditions, many financial service businesses sought to raise new capital in order to maintain their solvency.

These factors caused uncertainty in the market, as consumers and producers tried to anticipate future equity movements and questioned the financial stability of product providers. At the same time, however, increasing credit spreads and falling equity markets created favourable market conditions for the sale of fixed annuities. These developments provided a competitive advantage to companies able to participate in both the variable and fixed annuity spaces.

Initiatives in 2008

Distribution

The success in the marketplace of Prudential's US business, Jackson, continues to be driven by our industry-leading distribution organisation and product innovation, coupled with our sound evaluation of product economics. Our long-term goals for Jackson include the continued and profitable expansion of our share of the US annuities and retail asset management markets, which we plan to achieve by building on our advantaged position in the advice-based distribution channels. Ongoing profitable growth in Jackson's share of the US annuities market largely depends on the continued enhancement and expansion of our existing product offering, increased penetration of existing distribution channels and entry into new distribution channels, as well as opportunistic inorganic growth.

Notes
1 Source: US Census Bureau
2 Source: Tiburons Strategic Advisers, LLC

Innovation

Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness in the variable annuity market. High-quality and cost-effective technology has allowed Jackson to offer a comprehensive product portfolio that can be customised to meet the needs of individual customers. We offer products on an unbundled basis, enabling customers to select those benefits that meet their unique financial requirements and to pay only for those benefits they truly desire. In our view, leveraging this advantage is a more sustainable long-term strategy than competing on price – Jackson will not sacrifice product economics for a short-term increase in market share.

In 2008, Jackson maintained its track record of continued product innovation by enhancing our variable annuity offering with the addition of three new guaranteed minimum withdrawal benefits (GMWB) and eight new portfolio investment options. We also introduced two fixed annuity products designed specifically for the bank channel, and a fixed index annuity that offers a choice between two market indexes and two contract lengths.

Customer Service

Inevitably, the difficult market conditions in 2008 resulted in higher call volume to our service centres. Despite this increased workload, we once again demonstrated the ability to service investors' and advisers' needs accurately and efficiently, by earning recognition as a World Class service provider in the Service Quality Measurement Group's (SQM) latest benchmarking study of North American service centres. Historically, only five per cent of service centres receive World Class designation, but 2008 marked the fourth year that Jackson has achieved World Class status. We also earned SQM's 'Highest Customer Satisfaction by Industry' award for having the highest rate of customer satisfaction in the financial services industry.

In 2008, the FRC Adviser Insight Series on Marketing Effectiveness found that Jackson was rated as number one in 'Sales Support Satisfaction', and was the only VA provider rated in the top 10 for 'Overall Satisfaction' among advisers.

United States	AER[4] 2008 £m	AER[4] 2007 £m	AER[4] Change %	CER[4] 2007 £m	CER[4] Change %
APE sales	716	671	7	724	(1)
NBP	293	285	3	308	(5)
NBP margin (% APE)	41%	42%		43%	
NBP margin (% PVNBP)	4.1%	4.3%		4.3%	
Total EEV basis operating profit*	586	627	(7)	678	(14)
Total IFRS operating profit*	406	444	(9)	480	(15)

* Based on longer-term investment returns excludes broker-dealer, fund management and Curian.

Note
See page 21.

51

Business unit review
Insurance operations
United States
continued

Financial performance

Jackson delivered record total APE sales of £716 million in 2008, representing a seven per cent increase over 2007, during a year when the industry faced numerous challenges. While admittedly aided by exchange rate movements during the year, APE retail sales in 2008 were £596 million, the highest level in the company's history. This achievement continues to demonstrate the resilience of Jackson's business model and the importance of diversification within our product portfolio.

Variable annuity APE sales of £349 million in 2008 were down 23 per cent from 2007, reflecting continued volatility in US equity markets and intense price competition. Throughout the year, we maintained our disciplined approach to the pricing of our variable annuities. In the first three quarters of 2008, we ranked fourth in variable annuity net flows in the US, and experienced a very low level of outflows as a proportion of inflows compared to the rest of the industry. During the fourth quarter, Jackson's quarterly VA sales declined by six per cent from the third quarter (at CER) due to the severe equity market disruption, compared to an industry decline of 12 per cent.[3]

Fixed annuity APE sales of £172 million were up 202 per cent over 2007, reflecting our ability to meet changing customer demands through the company's diversified product portfolio. We ranked sixth in sales of traditional deferred fixed annuities during the first three quarters of 2008, with a market share of five per cent, up from 10th as at year-end 2007.

Fixed index annuity (FIA) APE sales of £50 million in 2008 were up 11 per cent over 2007. In late 2007, we introduced a new FIA product for the independent broker-dealer channel and, in April 2008, launched a new FIA for the bank channel. Our new FIA products have been very well received by advisers and helped drive the year-on-year increase in FIA sales.

Our retail annuity net flows increased by six per cent, reflecting continued low levels of surrender activity.

Institutional APE sales of £120 million in 2008 were up 28 per cent on 2007, as we continued to participate in this market on an opportunistic basis.

EEV basis new business profits of £293 million were three per cent higher than in 2007, reflecting a seven per cent increase in APE sales, offset to some extent by a shift in the mix of business away from variable annuities. Total new business margin was 41 per cent, slightly below the 42 per cent achieved in 2007.

The variable annuity new business margin increased from 42 per cent in 2007 to 43 per cent in 2008, with the negative impact of reduced 10-year Treasury rates on expected return and the risk discount rate being offset by the effect of a number of positive operating changes.

Note
3 Morningstar, Inc.

Jackson VA new business sales and market share



0
2
4
6
8
10 US$bn
2008 6.5
2007 9.1
2006 7.0
2005 4.7
2004 3.6
2003 3.2
2002 2.0
2001 1.1
2000 2.6
1999 1.9
1998 0.9
0
1
2
3
4
5
%
VA new sales US$bn
VA market share %

Diversification of earnings has improved dramatically since 2004 %



FY08
FY07
FY06
FY05
FY04
0
20
40
60
80
%
Life products
Annuity spread products (FA, FIA and GIC)
Fee based products (VA and Mutual fund)
Corporate and other

52 Prudential plc Annual Report 2008

The fixed index annuity new business margin increased from At 31 December 2008, Jackson had more than £52 billion in US 26 per cent in 2007 to 53 per cent in 2008, primarily as a result GAAP assets, including £15 billion in separate account assets. of an increased spread assumption and changes in economic Through the first eight months of 2008, our separate account assumptions. The spread assumptions increased from 190 assets were an average of £112 million higher than during the basis points for 2007 issues to 220 basis points for 2008 issues, same period of 2007, reflecting continued sales and limited with an associated risk margin of 17 per cent. The FIA margin fund value losses. As a result, our earnings from fee-based increased by nine per cent as a result of the 180 basis points products increased during 2008. reduction in the risk discount rate and the combined impact Jackson recorded impairment write-downs and credit related of declining interest rates and widening spreads in 2008. losses of £624 million in 2008. Gross unrealised losses moved review The fixed annuity new business margin increased from from £439 million at 31 December 2007 to £3,178 million at Business 28 per cent to 37 per cent, primarily as a result of a decrease 31 December 2008. This is discussed in greater detail in the in the risk discount rate, partially offset by our refinement Risk and Capital Management section on page 37. of assumptions about policyholder behaviour.

The new business margin on institutional business declined from 58 per cent in 2007 to 26 per cent in 2008, due to the combined effects of shorter average maturity and a lower discount rate.

Total EEV basis operating profit for the long-term business in 2008 was £586 million, compared to £627 million in 2007. Clark Manning

In-force EEV profits of £293 million were 14 per cent below President and Chief Executive Officer the 2007 profit of £342 million. Experience variances were Jackson National Life Insurance Company £40 million lower in 2008 at AER, due primarily to a smaller spread variance.

IFRS operating profit for the long-term business was £406 million in 2008, down by nine per cent from £444 million in 2007. This decline was primarily due to accelerated DAC amortisation in the declining equity market, which was partially offset by equity hedging gains.

The aggregate IRR in new business at 18 per cent declined slightly due to a shift in product mix with variable annuities accounting for 50 per cent of total sales in 2008 against 70 per cent in 2007.

Organic capital change %

110 100 90 80

70

60

Dec 07 Mar 08 Jun 08 Sep 08 Dec 08

Industry Top 100 Jackson S&P500 Index Level

more:focus

54 Prudential plc Annual Report 2008

Through a disciplined focus on competing selectively in areas of the retirement savings and income markets where it can generate attractive returns, Prudential UK generates significant value for the Group and remains a leader in the individual annuities, corporate pensions and emerging equity release markets.

In addition, Prudential UK’s strong with-profits offering has proved very successful as consumers review look increasingly to protect themselves from market Business downturns by investing their savings in an actively managed, well-run and financially strong fund.

Business review

Business unit review Insurance operations United Kingdom

UK ‘Prudential UK has a unique combination of Nick Prettejohn competitive advantages including its longevity Chief Executive experience, multi-asset investment capabilities, Prudential UK and Europe brand and financial strength. These put us in a strong position to pursue a value driven strategy.’

56 Prudential plc Annual Report 2008

Prudential UK continues to focus on realising value from the opportunities created by rapid growth in the need for retirement solutions. Our UK business targets and competes in selected areas of the UK pre and in-retirement markets, and during 2008 it demonstrated considerable resilience and discipline in a very challenging environment. We remain confident about the long-term growth prospects for the UK retirement market.

In 2008, Prudential UK performed strongly against a challenging background of volatile capital and equity markets, a declining housing market, and widespread economic uncertainty. In this environment and with ABI data showing a market decline in retail sales of 10 per cent during the year, our achievement in growing retail sales by 10 per cent was a particularly strong performance.

The UK is characterised by an ageing population and the concentration of wealth in the mass affluent and high net worth sectors – a combination that positions the retirement and near-retirement segment as the fastest-growing in the marketplace. Low savings rates and high levels of consumer debt, coupled with an increasing shift in responsibility for providing retirement income away from Government and employers towards individuals, have resulted in individuals in the UK being inadequately provided for during increasingly long periods of retirement.

Prudential UK has a unique combination of competitive advantages including its longevity experience, multi-asset investment capabilities, brand and financial strength. These put us in a strong position to pursue a value driven strategy that generates attractive returns across our Retail and Wholesale businesses.

Prudential UK has a significant pipeline of internal vestings annuity business from maturing individual and corporate pension policies, which is expected to remain at least at the current level until 2025. It is the largest annuity provider in the UK market, with approximately 1.5 million annuities in payment. Looking forward, the UK annuities market is expected to grow in the near term, and we expect to maintain a significant share of this market.

Prudential UK's with-profits business performed particularly strongly during 2008. With-profits, when invested in an actively managed, and financially strong fund like Prudential's, continues to be an attractive medium to long-term investment, offering annualised returns which compare favourably with other investment options. Our UK with-profits fund has delivered investment returns of 67.2 per cent over 10 years compared with the FTSE All-share index (total return) of 12.4 per cent over the same period.

In Wholesale, Prudential UK's aim is to participate selectively in bulk and back-book buyouts, where we are able to win business based on our financial strength, superior track record and annuitant mortality risk assessment capabilities. In the UK wholesale bulk and insurer back-book market, we are maintaining a strict focus on value, and will only participate in transactions that meet our return on capital requirements based on our view of future longevity improvements. There continues to be a significant pipeline of potential wholesale deals but competition remains intense with a number of market participants competing for business.

Within corporate pensions, we will continue to look for growth from our existing DC schemes, refresh our contract-based DC proposition, and build our presence through new scheme wins.

Prudential UK remains on track to deliver £195 million of cost savings by the end of 2010. As announced in Prudential's 2007 full-year results, the first phase of our UK cost reduction programme delivered savings of £115 million per annum. The agreement with Capita, under which Prudential UK outsourced a large proportion of its in-force and new business policy administration, commenced in April 2008 and will ultimately deliver £60 million per annum of savings.

Initiatives in 2008

Maintaining leadership position in individual annuities

Prudential UK's strong internal annuity pipeline is supplemented by strategic partnerships with third-parties, where we are the recommended annuity provider for customers vesting their pensions at retirement.

In the key area of with-profits annuities, we can bring our core manufacturing strengths to bear while also capitalising on people's need for protection from inflation through increasingly long periods of retirement. We have been operating in the UK with-profits annuity market since 1991 and are now the market leader with a market share of over 85 per cent.

In the second half of 2008, Prudential UK introduced lifestyle rating using postcodes for pricing non-profit individual annuities. The introduction of lifestyle pricing allows us to price in a manner more reflective of risks associated with the business we are writing.

In the final quarter of 2008, Prudential UK – working in conjunction with Hannover Re – launched an enhanced annuity, for which the longevity risk is shared, and which uses Hannover Re's efficient market underwriting model. The current market for enhanced annuities is estimated to exceed £1 billion.

United Kingdom

	AER			CER	
	2008 £m	2007 £m	Change %	2007 £m	Change %
APE sales	**947**	910	4	910	4
NBP	**273**	277	(1)	277	(1)
NBP margin (% APE)	**29%**	30%		30%	
NBP margin (% PVNBP)	**3.4%**	3.6%		3.6%	
Total EEV basis operating profit*	**1,081**	859	26	859	26
Total IFRS operating profit*	**589**	528	12	528	12

* Based on longer-term investment returns.

Notes
See page 21.

Business review

57

Business unit review
Insurance operations
United Kingdom
continued

Given the UK's compulsory annuitisation age of 75, an increasingly sophisticated consumer population, and the rising incidence of second careers and semi-retirement as a result of increasing longevity, the market has seen good growth in the 'bridge' between pensions and annuities through income drawdown products. We launched our new income drawdown product in late 2007 and achieved sales of £8 million APE in 2008 compared to £3 million in the previous year. This product helps customers manage their pension through the various stages of retirement, and also offers flexibility while providing potential for capital growth.

Building share of the equity release market

Prudential UK entered the equity release market three years ago, and grew its share of this market to 23 per cent by the end of 2008. Investing in property has been an increasingly important component for many people saving for their retirement. With around £700 billion owned by pensioners in property in the UK, pensioners can consider options such as equity release to help deliver an adequate income in retirement. This is likely to become increasingly important as people live longer and the cost of living continues to rise. In an environment of falling house prices and the associated risk of negative equity, we reduced our maximum loan-to-value ratio, which impacted sales in the latter part of 2008. We will continue to maintain a disciplined approach to lending in this market.

Growing the volume of products that use Prudential's multi-asset management expertise

Prudential UK's total retail with-profits business has performed very strongly across a range of products. The strong sales growth for with-profits bonds reflects the strength of our with-profits offering and an increasing demand for this type of product as consumers increasingly look to protect themselves from market downturns, especially in an actively managed, well-run and financially strong fund.

Sales of PruFund, Prudential UK's unitised and smoothed investment plan, were particularly strong during the year. Since October 2008 PruFund has been available across Prudential UK's range of tax wrappers, including individual pensions, income drawdown and onshore and offshore bonds. We also launched the new PruSelect range of unit-linked funds across our UK pensions and investments products, more than doubling the number of funds available.

The sales growth across Prudential UK's with-profits range has been achieved on the back of sustained strong investment performance in its Life Fund over a number of years, reflecting the benefits of its diversified investment policy. We believe this market will continue to see further growth as investors turn to trusted and financially strong brands and products offering an element of capital protection.

Growing other income streams

The PruHealth joint venture uses the Prudential brand and Discovery's expertise to build branded distribution in private healthcare. Since its launch, PruHealth has established itself in the marketplace, and it now has 187,000 lives insured. The focus for PruHealth going into 2009 is to continue to increase sales volumes, grow the in-force book and manage its loss ratio.

PruProtect, which was launched in the third quarter of 2007, follows the success of PruHealth by applying the Vitality points system. PruProtect's product is focused around a core philosophy of helping people become healthier while protecting and improving the quality of their lives.

Strengthening relationships with intermediaries

Prudential UK's intermediaries distribution channel saw significant growth in 2008. The business increased its field sales-force with an additional 10 regional sales units, and the focus is to continue developing deeper and better relationships with key accounts and through partnership arrangements. We have been successful in gaining over 40 new panel positions in 2008, meaning that our products are now more widely available to intermediaries than before. In addition, PruFund is now panelled across almost all the major UK retail banks.

Maintaining strict focus on value in the bulk annuity and back-book markets

Prudential UK maintained its strict focus on value in the bulk annuity and back-book markets in 2008, completing transactions totalling APE £142 million. These included the bulk annuity buy-in agreements with Goldman Sachs for the reinsurance of APE £30 million of Rothesay Life's non-profit annuity business and with the Trustee of the Cable & Wireless Superannuation Fund for the reinsurance of APE £106 million of liabilities relating to the scheme's pensioners in payment.

Prudential UK individual annuity sales %


Intermediated
18
Direct and Partnership
25
57
Internal vesting

Prudential UK retail sales %


Other
13
Offshore products
7
Bonds
14
35
Annuities
31
Corporate pensions

58 Prudential plc Annual Report 2008

Business review

The latter represented the largest ever bulk annuity buy-in deal in the UK and the biggest bulk annuity deal to be announced in 2008, demonstrating our ability to complete complex and innovative transactions.

In the Wholesale market, we are maintaining a strict focus on value and will only participate in transactions that meet our return on capital requirements.

Cost management

Prudential UK has continued to make good progress against its cost reduction plans. As announced in Prudential's 2007 full-year results, the first phase of our UK cost reduction programme delivered savings of £115 million per annum. The agreement with Capita, which commenced in April 2008, will ultimately deliver a further £60 million per annum of savings and will enable our UK business to achieve its total cost savings target of £195 million by the end of 2010.

The Capita contract also provides a significant reduction in long-term expense risk, by providing Prudential UK with certainty on per-policy costs as the number of policies in the mature life and pensions book decreases over the coming years.

Over time, the Capita contract will result in the migration of approximately seven million in-force policies from a number of Prudential legacy IT systems to two Capita proprietary platforms, significantly enhancing operational performance.

Financial performance

In an environment of unprecedented volatility in capital and equity markets, a declining housing market and general economic uncertainty, Prudential UK performed strongly in 2008.

Our total UK APE sales of £947 million represented a rise of four per cent on 2007. Retail sales of £803 million were 10 per cent higher than 2007. Individual annuity and corporate pension sales were substantial and in line with 2007, despite volatile market conditions. Sales growth was driven by strong growth in with-profits bonds supplemented by growth in lifetime mortgages, offshore products and PruHealth.

There was a slight decrease in EEV new business profits to £273 million in 2008 from £277 million in 2007, reflecting a decline in new business margin to 29 per cent from 30 per cent. The lower new business margin largely reflects allowances for higher credit risk on individual annuity business, and a lower level of wholesale bulk annuity and insurer back book sales in 2008. New business profits relating to the Retail business increased slightly to £226 million from £223 million.

Our UK business maintained its strict focus on value in the wholesale bulk annuity and insurer back-book markets in 2008, with new business profits of £46 million in 2008, reflecting a margin of 32 per cent and a 14 per cent IRR.

EEV basis total operating profit based on longer-term investment returns of £1,081 million, before restructuring costs of £14 million, were up 26 per cent on 2007. The 2008 in-force year operating result includes £569 million relating to the unwind of discount to the value of in-force business, the release of £80 million of provisions not now required, and a £118 million benefit from rebalancing assets, including lifetime mortgage assets, that support the shareholder backed annuity portfolio.

In 2002 Prudential UK transferred its general insurance business to Churchill. We receive a commission payment for Prudential-branded general insurance products, and in 2008 this arrangement resulted in a net payment to Prudential of £44 million.

Prudential UK continues to manage actively the retention of the in-force book. During 2008, persistency experience at an aggregate level has been in line with our long-term assumptions.

IFRS total operating profit before restructuring costs increased by 12 per cent to £589 million. This reflected profits attributable to the with-profits business of £395 million and 15 per cent growth from the long-term shareholder backed business. For shareholder-backed annuity business, the operating profit includes a charge of £413 million for strengthening the allowance for credit defaults. Partially offsetting this is £390 million for the impact of rebalancing the credit portfolio, also in the shareholder annuity fund. At the start of 2008 the portfolio was overweight in gilts with an average rating of AA versus a benchmark of A. The rebalancing has led to the fund now having an average rating of A+ thereby remaining ahead of benchmark. IFRS profit for General Insurance commission increased to £44 million as cash now begins to emerge following the 2002 sale of the business to Churchill. We expect General Insurance commission to continue to emerge around this level in the near term.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate pensions business in its life fund, with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business growth in the UK was 14 per cent.



Nick Prettejohn
Chief Executive
Prudential UK and Europe



Total EEV operating profit £m
↑ 26%
2008
£1,081m
2007
£859m



Total IFRS operating profit £m
↑ 12%
2008
£589m
2007
£528m

59

more: expertise

60 Prudential plc Annual Report 2008

M&G remains at the forefront of investment thinking – constantly seeking out new ways of managing its funds and developing its product range to realise the best investment opportunities over the long term.

In the toughest conditions for decades M&G delivered an exceptional performance, with record gross inflows of £16.2 billion, an increase of 10 per cent on the previous year, and 35 per cent of Retail funds delivered top-quartile investment performance over three years.

Business review

Business unit review Asset management M&G

UK ‘M&G is a performance-led asset management Michael McLintock business that is focused on delivering strong Chief Executive and returns for internal and external clients, while M&G continuing to provide capital-efficient profits Europe and strong cash flow to Prudential.’

62 Prudential plc Annual Report 2008

Global

The Prudential Group's asset management operations add value to our various insurance businesses by delivering sustained out-performance for our life and pension funds. They are also important profit generators in their own right, having low capital requirements and generating significant cash flow for the Group.

Our asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance. These advantages enable us to deliver positive net flows and profit growth, as well as strategically diversifying the Group's investment propositions in retail financial services (RFS) markets worldwide. The fact that these markets are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms also plays to our strengths.

Prudential's various asset management businesses operate using different models and under different brands, all tailored to their particular markets and unique strengths. However, they continue to work together by managing money for each other with clear regional specialisation, distributing each others' products, and sharing vital knowledge and expertise in areas such as credit research.

Each business and its performance in 2008 is summarised on the following pages.

M&G

M&G is comprised of the M&G asset management business and Prudential Capital.

M&G's asset management business

M&G is our UK and European fund manager, responsible for £141 billion of investments as at 31 December 2008 on behalf of both internal and external clients.

M&G is an investment-led business which aims to deliver superior investment performance and maximise risk-adjusted returns in a variety of macro-economic environments. Through M&G we seek to add value to our Group by generating attractive returns on internal funds as well as growing profits from the management of third-party assets. Such external funds now represent a third of M&G's total funds under management (FUM).

Our overall strategy at M&G is to focus first and foremost on investment performance, by recruiting, developing and retaining market-leading investment talent, and by providing the environment and infrastructure this talent needs to perform to its full potential.

In the retail market, our strategy is to maximise the value of our centralised investment function through a multi-channel, multi-geography distribution approach. Key themes in recent years have included the growing proportion of business sourced from intermediated channels and the growth of cross-border products. Our diverse product portfolio has proved its worth during the recent turmoil as, for example, bond funds have become more popular than equity based products.

M&G's institutional strategy centres on leveraging capabilities developed primarily for internal funds into higher margin external business opportunities. In recent years this has allowed us to operate at the forefront of a number of specialist fixed income strategies, including leveraged finance and infrastructure investment. The recent chaos in capital markets has resulted in a renewed focus on more traditional credit and equity mandates, again drawing on our core research and investment expertise.

Business review

M&G	AER[4]			CER[4]	
	2008 £m	2007 £m	Change %	2007 £m	Change %
Net investment flows	3,407	4,958	(31)	4,958	(31)
Revenue	455	482	(6)	482	(6)
Other income	25	30	(17)	30	(17)
Staff Costs	(184)	(224)	18	(224)	18
Other Costs	(111)	(113)	2	(113)	2
Underlying profit before Performance-related Fees	185	175	6	175	6
Performance-related fees	43	28	54	28	54
Operating profit from asset management operations	228	203	12	203	12
Operating profit from Prudential Capital	58	51	14	51	14
Total IFRS operating profit	286	254	13	254	13

Note
See page 21.

63

Business unit review
Asset management
M&G
continued

Initiatives in 2008

The global financial crisis has had a negative impact on asset values across classes and geographies. At M&G, this has a direct impact on our FUM as well as important consequences for new business sales and existing client persistency. In this challenging environment investment performance is more critical than ever, further illustrating the value of our core strategy.

In the three years to December 2008, 35 per cent of M&G's retail funds delivered top-quartile investment performance[1].

In Europe, the asset management industry has seen net outflows of €334 billion[2] in 2008, while the IMA reported £2.1 billion of net outflows from UK asset managers across Retail and Institutional funds[3].

Against this background M&G performed extremely well in 2008, with record gross inflows from external customers of £16.2 billion, up from £14.7 billion in 2007. Higher redemption rates resulted in somewhat lower net inflows of £3.4 billion, compared to £4.9 billion in 2007 and £6.1 billion in 2006, which was M&G's record year to date.

Our strategy of maximising diversity across the business proved its worth in 2008, as demonstrated by increased net inflows to retail bond funds of £1.4 billion, up from £0.2 billion in 2007. These helped to offset a decline in equity fund net inflows, which fell to £0.7 billion, down from £1.7 billion in 2007.

M&G's net retail inflows in the UK were up 62 per cent on 2007 at £1.9 billion, while the more challenging European market resulted in net flows of zero, compared to £0.8 billion of inflow in 2007. A significant achievement for our retail distribution team has been the development of the discretionary manager channel (including stockbrokers, family offices and fund of funds managers), with net sales of £0.7 billion in 2008, up from £0.4 billion in 2007.

Among M&G's institutional businesses, a difficult year for our Macro Investment Business (net outflows of £0.9 billion) was more than offset by strong net inflows of £0.3 billion to our infrastructure fund and £0.8 billion to segregated equity funds. Our high quality of client servicing and diverse product offering enabled us to maintain positive inflows of £1.3 billion during a period that saw net institutional outflows for asset managers of £6.3 billion according to the IMA[4].

A key cost management initiative in 2008 was the outsourcing of M&G Retail's direct customer servicing. As well as generating immediate annual savings of around £3 million, this will allow us to move from a fixed to a variable cost base for this channel.

Financial performance

In the face of a very challenging economic environment, M&G recorded record profits in 2008, with an operating result of £228 million, up from £203 million in 2007. This means our profit has grown by 21 per cent compounded annually since 2004. Our underlying profit growth, which excludes volatile

Notes
1 Source: Morningstar
2 Source: EFAMA, all funds excluding UK
3 Source: IMA data includes collective investments
4 Source: IMA data is for UK only and includes collective investments

Funds under management by client (total £141bn) %



Retail
14
Institutional
20
66
Internal

M&G profit split by client type in 2008, excluding PRFs and carried interest (total £185m) %



Internal and Unallocated
30
47
Retail
Institutional
23

64 **Prudential plc** Annual Report 2008

performance related fees (PRFs) and carried interest earned on private equity investments, has grown by 23 per cent compounded annually over the same period to reach £185 million in 2008, up from £175 million in 2007.

In 2008 M&G benefited from – and continued to promote – greater diversity in terms of profit-generating activities and the chart illustrates how our profitability is well spread across internal, retail and institutional markets.

We achieved net investment inflows for the year in both the retail (£2.1 billion, down from £2.7 billion in 2007) and institutional (£1.3 billion, down from £2.2 billion in 2007) markets, while our overall external FUM was negatively impacted by falls in the value of underlying assets.

M&G's total FUM at the end of 2008 was £141 billion, down 15 per cent from the start of the year.

During 2008, M&G continued to focus on effective cost management to limit the impact of falling FUM on bottom-line results. Our overall overhead costs fell 16 per cent in 2008. However it is important to note that this partially reflects a one-off reduction in long-term incentive costs.

Our cost/income ratio was 60 per cent in 2008, down from 66 per cent in 2007, having improved from 75 per cent in 2004.

M&G continues to provide capital efficient profits and cash generation for the Prudential Group, as well as strong investment returns on our long-term business funds. Return on capital of 91 per cent and cash remittances of £106 million in 2008 provided strong support for the Group's corporate objectives.

Prudential Capital

Prudential Capital – rebranded from Prudential Finance in 2007 – manages Prudential's balance sheet for profit by leveraging Prudential's market position. This business has three strategic objectives: to operate a first-class wholesale and capital markets interface; to realise profitable proprietary opportunities within a tightly-controlled risk framework; and to provide professional treasury services to Prudential. Prudential Capital generates revenue by structuring transactions, providing bridging finance, and operating a securities lending and cash management business for our Group and its clients.

The business has continued to grow in terms of investment, infrastructure and personnel in a controlled way, while maintaining the dynamism and flexibility necessary to identify and realise opportunities for profit. Prudential Capital is committed to working more closely with other business units across the Group to exploit opportunities and improve value creation for Prudential as a whole. At Prudential Capital, we are also taking a more holistic view on hedging strategy, liquidity and capital management for the Group.

Prudential Capital has a diversified earnings base derived from bridging, structured finance and wholesale markets. We delivered a good financial result from this business in 2008, driven by increased investment activity and a strong securities lending performance. As a result of increased revenue and maintaining a low cost/income ratio, operating profits increased by 14 per cent to £58 million, resulting in a cash remittance to the holding company of £61 million.



Michael McLintock
Chief Executive
M&G

Business review

Movement in M&G's external FUM in 2008 £bn


£51.2bn
£2.1bn
£1.3bn
£(7.6)bn
£47bn
45
50
55
£bn
Opening external FUM
Retail net sales
Institutional net sales
Market movements
Closing external FUM

Cost/income ratio 2004-2008 %


80
70
60
2004
2005
2006
2007
2008
%

65

Business unit review
Asset management

Asia

In order to capitalise on the exciting and sizeable opportunities in Asia's retail financial services market, Prudential's Asian asset management business maintained its focus in 2008 on building a strong third-party customer retail franchise. Prudential now has retail operations in 10 Asian markets and its growth strategy is targeted at meeting specific market needs. The customer proposition is driven by Prudential's strong investment capabilities that enable it to develop innovative product suites, and distribute them through diverse channels including regional banks, local banks, private banks, and securities houses and an internal sales force. Over the last 10 years, Prudential has become one of the largest and most successful domestic asset management companies in the region.

In addition to retail funds, Prudential's Asian asset management business manages funds for Prudential's Asian and UK Life businesses. It further supports the Asian Life Business with the design of funds for investment linked products. Prudential is also growing its third-party institutional and pension fund management business.

Initiatives in 2008

In Taiwan, PCA Securities Investment Trust successfully introduced the PCA Green Solution Fund, the third-largest IPO launched in the country. On the institutional client front, we secured a domestic equity mandate from Taiwan's New Labour Pension Fund, for £63 million (TWD 3 billion) of assets. Similarly, in China, the Triple Benefit Bond Fund and Blue Chip Equity Fund launched in 2008 by CITIC-Prudential Fund Management Company Limited raised over £253 million despite the bearish market conditions. In Korea, the focus on providing innovative variable annuities, variable unit linked and corporate pension products to third-party insurance institutions succeeded in building a more persistent customer base. The Japanese business is now the largest India funds provider in Japan, following the successful launch of the fourth India-themed fund (India Consumer Fund). Additionally, the Employees Provident Fund Organisation in India approved ICICI-Prudential Fund Management as one of the three private sector asset management companies to manage incremental flows into its fund.

31 December 2008 funds under management by country Mutual funds AUM £15.2bn %


Singapore
Vietnam
China
HK MPF
India (49%)
Korea
Taiwan
UAE
Japan
Malaysia
20
17
5
21
3
15
8
3
7

Prudential continues to explore opportunities in Islamic funds, and in the UAE it signed a Memorandum of Understanding to expand marketing co-operation and distribution of Shariah funds in Malaysia and the Middle East. Prudential's property fund management business PRUPIM, delivered solid performance that included raising £97 million for a new Vietnam Property Fund launched in 2008.

Financial performance

Prudential's Asian asset management business's total FUM as at 31 December 2008 was £36.8 billion. This included £4.9 billion of assets from the Group, £16.7 billion from Prudential Corporation Asia's life funds, and £15.2 billion from third-party customers. Compared to 2007, the overall FUM dropped by 27 per cent at CER, primarily as a result of negative market movements. In comparison, the MSCI Asia ex-Japan Index fell by 52 per cent in 2008.

Despite volatile market conditions, our net inflows remained positive at £0.86 billion, led by the good performance in Taiwan and Japan. Of the £0.86 billion in net inflows, 66 per cent was from Equity/Bond funds and 34 per cent from Money Market Funds.

IFRS profit from fund management was £52 million, a fall of 28 per cent, driven by decreasing funds under management and performance related fees as a result of the current market situation.

The asset management business requires very little capital to support its growth, and in 2008 it remitted a net £36 million to the Group.

Asia	AER[4] 2008 £m	AER[4] 2007 £m	AER[4] Change %	CER[4] 2007 £m	CER[4] Change %
Net investment flows	855	2,961	(71)	3,455	(75)
Total IFRS operating profit*	52	72	(28)	78	(33)

* Based on longer-term investment returns.

Note
See page 21.

66 Prudential plc Annual Report 2008

Business unit review
Asset management
United States

Business review

US asset management

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. We also provide other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. At PPMA, our strategy is focused on managing existing assets effectively, maximising the benefits gleaned from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group. We also pursue third-party mandates on an opportunistic basis.

Financial performance

IFRS operating profit in 2008 was £2 million, down from £4 million in 2007, primarily due to lower investment income and performance-related fees.

Year end 2008 funds under management of £46 billion were as follows:

PPMA Funds under management £bn

	Asia	US	UK	Total
Insurance	0	30	11	41
Unitised	3	0	1	4
Institutional	0	0	0	0
CDOs	0	1	0	1
Total	3	31	12	46

US broker-dealer

National Planning Holdings (NPH) is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

We continue to grow NPH's business through strong recruiting efforts. By utilising our high-quality, state-of-the-art technology, we provide NPH's advisers with the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance

NPH generated record revenues of £328 million during the year, up from £300 million in 2007, on gross 2008 product sales of £8 billion. Our network continues to experience profitable results, with 2008 IFRS operating profit of £8 million, an 11 per cent decrease at AER from £9 million in 2007. We also increased the number of registered advisers in our network to approximately 3,165 at the end of 2008.

PPM America	AER[4] 2008 £m	AER[4] 2007 £m	AER[4] Change %	CER[4] 2007 £m	CER[4] Change %
Total IFRS operating profit[*]	2	4	(50)	4	(54)

Broker-dealer	AER[4] 2008 £m	AER[4] 2007 £m	AER[4] Change %	CER[4] 2007 £m	CER[4] Change %
Revenue	328	300	9	324	1
Costs	(320)	(291)	10	(315)	2
Total IFRS operating profit[*]	8	9	(11)	9	(11)

[*] Based on longer-term investment returns.

Note

See page 21.

67

Business unit review Asset management United States continued

Curian

Curian Capital, Jackson’s registered investment adviser, provides innovative fee-based separately-managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson’s access to advisers while also providing a complement to Jackson’s core annuity product lines.

Financial performance

Curian’s results during 2008 improved, despite the significant impact of falling equity markets on its assets under management. Our effective management of costs and an eight per cent increase in average assets under management contributed to this result. At the end of 2008, we had total assets under management of £1.8 billion, compared to £1.7 billion at the end of 2007 (£2.4 billion at CER). We generated deposits of £591 million in 2008, down 11 per cent on 2007. The decline in both deposits and assets under management at CER were mainly due to difficult conditions in the equity markets, with the S&P 500 index falling 38.5 per cent during 2008.

AER4 CER4

2008 2007 Change 2007 Change Curian £m £m % £m %

Gross investment flows 591 663 (11) 717 (18) Revenue 24 20 20 22 9 Costs (27) (25) 8 (27) (0) Total IFRS operating profit* (3) (5) (35) (5) (40)

*Based on longer-term investment returns.

Note

See page 21.

68 Prudential plc Annual Report 2008

Business review

Other corporate information

Financial instruments

Our Group is exposed to financial risk through our financial assets, financial liabilities, and policyholder liabilities. The key financial risk factors that affect us include market risk, credit risk and liquidity risk. Information on our Group's exposure to financial risk factors, and our financial risk management objectives and policies, is provided both in the Risk and Capital Management section of this Business Review and in Section C of the financial statements on pages 177 to 180.

Further information on the sensitivity of our Group's financial instruments to market risk and our use of derivatives is also provided in notes D1 to D4 and G2 and G3 of the financial statements, which are on pages 181 to 230 and pages 256 to 261 respectively.

Treasury policy

The Group operates a central treasury function, which has overall responsibility for managing our capital funding programme as well as our central cash and liquidity positions.

The aim of our capital funding programme, which includes the £5,000 million MTN programme together with the unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

Prudential UK and Prudential Corporation Asia use derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Jackson uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index policies.

It is Prudential's policy that derivatives are only used to hedge exposures or facilitate efficient portfolio management.

Amounts at risk are covered by cash or by corresponding assets.

Due to the geographical diversity of our businesses, we are subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon conversion of results into pounds sterling. The currency exposure relating to the conversion of reported earnings is not separately managed, as it is not in the economic interests of the Group to do so. The impact of gains or losses on currency conversions is recorded as a component of shareholders' funds within the statement of recognised income and expense. The impact of exchange rate fluctuations in 2008 is discussed elsewhere in this financial review.

Unallocated surplus of with-profits

During 2008, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on a statutory basis, decreased from £14.0 billion at 1 January to £8.4 billion at 31 December.

Inherited estate of Prudential Assurance

The assets of the with-profits sub-fund (WPSF) within the long-term fund of The Prudential Assurance Company Limited (PAC) are comprised of the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the 'inherited estate' and has accumulated over many years from various sources.

The inherited estate, as working capital, enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Our overriding priority is to maintain the long-term financial security of the WPSF and to continue delivering strong performance for the benefit of its policyholders.

Defined benefit pension schemes

The Group operates four defined benefit schemes, three in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS), and a small scheme in Taiwan. The level of surplus or deficit of assets over liabilities for defined benefit schemes is currently measured in three ways: the actuarial valuation, FRS 17 (for parent company and subsidiary accounting in the UK), and IAS 19 for the Group financial statements.

69

Other corporate information
continued

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 and this valuation demonstrated PSPS to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million.

As a result, changes were made to the basis of funding for PSPS with effect from that date. Deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period have been and are being made. Following these changes, total contributions to PSPS for deficit funding and employer's contributions for ongoing service for current employees were expected to be of the order of £70-75 million per annum, subject to a reassessment when the subsequent valuation is completed.

In 2008 our total contributions for the year including expenses and augmentations were £79 million. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for the ongoing service of current employees are apportioned in the ratio relevant to current activity. The PSPS valuation as at 5 April 2008 is currently being finalised.

In 2008, the Group adopted IFRIC 14, 'IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' (IFRIC 14). IFRIC 14 provides guidance on the recognition of IAS 19 surpluses in, and funding obligations for, defined benefit pension schemes. As a result of the adoption of IFRIC 14, in respect of the position at 31 December 2008, the Group has not recognised its interest in the underlying PSPS pension surplus of £615 million net of related tax relief, reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognised as an asset on its balance sheet under the previous policy. In addition, the Group has recognised a provision for deficit funding to 5 April 2010 of £55 million net of related tax relief in respect of PSPS. The underlying assets and liabilities of PSPS are unaffected by the adoption of IFRIC 14.

As at 31 December 2008, after the effect of the adoption of IFRIC 14, the shareholders' share of the pension liability for PSPS' deficit funding obligation and the other schemes' deficits amounted to a £61 million liability net of related tax relief. The total share attributable to the PAC with-profits fund amounted to a liability of £60 million net of related tax relief in respect of the PAC with-profits fund's share of the liability for deficit funding to 5 April 2010 on PSPS and the deficit on the smaller Scottish Amicable scheme.

Products and drivers of insurance operations' profits

Asia

The life insurance products offered by Prudential Corporation Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. To supplement our core life products we also offer health, disablement, critical illness and accident cover.

The primary focus in Asia is regular premium products that provide both savings and protection benefits.

In 2008, the new business profit mix in our Asian insurance business was derived 50 per cent from accident and health products, 40 per cent from unit-linked and 10 per cent from non-linked.

Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Accident and health products provide mortality or morbidity benefits and include health, disablement, critical illness and accident cover. These products are commonly offered as supplements to main life policies, but can also be sold separately.

Policyholder and insurer share the profits from participating policies (typically in a 90:10 ratio) in the same way as with-profits business in the UK. With unit-linked products, shareholders receive the profits arising from managing the policy, its investments and the insurance risk. Policyholders within the underlying unitised fund receive investment gains. The profits from accident and health and non-participating products come from any surplus remaining after paying policy benefits.

Unit-linked products tend to have higher profits on the EEV basis of reporting than traditional non-linked products, as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2008, we were offering unit-linked products in 11 of the 12 countries in Asia in which we operate, with the only exception being Thailand.

In addition to the life products described above, we offer mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, thus enabling customers to participate in debt, equity and money market investments. We are also licensed in the United Arab Emirates. Prudential Corporation Asia earns a fee based on assets under management.

70 Prudential plc Annual Report 2008

United States contract holder may cancel the contract for the surrender Jackson’s product offerings include variable, fixed and fixed value. Fixed index annuities continue to be a profitable index annuities, as well as life insurance, retail mutual funds product, benefiting from favourable spread and the effective and institutional products. management of equity risk. The fixed index book provides natural offsetting equity exposure to the guarantees issued in Annuities conjunction with our variable annuity products, which allows Annuity products are long-term individual retirement for efficient hedging of the net equity exposure. products, which offer tax-deferred accumulation on the Variable annuities are tax-advantaged, deferred annuities funds invested until proceeds are withdrawn from the policy. where the rate of return depends upon the performance of Interest-sensitive fixed annuities are used for asset the underlying portfolio, similar in principle to UK unit-linked accumulation in retirement planning and for providing income products. They are also used for asset accumulation in in retirement and offer flexible payout options. The contract retirement planning and to provide income in retirement. The holder pays us a premium, which is credited to the contract contract holder can allocate the premiums between a variety of holder’s account. Periodically, interest is credited to the variable sub-accounts with a choice of fund managers and/or contract holder’s account and administrative charges are guaranteed fixed-rate options. As with a unit-linked fund, the deducted. We may reset the interest rate on each contract contract holder’s premiums allocated to the variable accounts anniversary, subject to a guaranteed minimum, in line with are held separately from Jackson’s general account assets. state regulations. When the annuity matures, we either pay The value of the portion of the separate account allocated the contract holder the amount in the contract holder account, to variable sub-accounts fluctuates with the underlying or begin making payments to the contract holder in the form investments. Variable annuity policies are subject to early of an immediate annuity product – similar to a UK annuity surrender charges for the first four to seven years of the in payment. contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. We Fixed annuity policies are subject to early surrender charges offer one variable annuity that has no surrender charges and for the first six to nine years of the contract. In addition, the we also offer a choice of guaranteed benefit options within our contract may be subject to a market value adjustment at the variable annuity product portfolio, which customers can elect time of surrender. During the surrender charge period, the and pay for. These options include the guaranteed minimum contract holder may cancel the contract for the surrender death benefit (GMDB), which guarantees that, upon death value. Our profits on fixed annuities come primarily from the of the annuitant, the contract holder or beneficiary receives a spread between the return we earn on investments and the minimum value regardless of past market performance. These interest credited to the contract holder’s account (net of any guaranteed death benefits might be expressed as the return surrender charges or market value adjustment) less expenses. of original premium, the highest past anniversary value of the Our fixed annuities continue to be a profitable book of contract, or as the original premium accumulated at a fixed business, benefiting from favourable spread income in recent rate of interest. In addition, there are three other types of years. However, the continued low interest rate environment guarantee: guaranteed minimum withdrawal benefits could have an impact on the fixed annuity portfolio as lower (GMWB), guaranteed minimum accumulation benefits crediting rates could result in increased surrenders and lower (GMAB) and guaranteed minimum income benefits (GMIB). sales as customers seek alternative investment opportunities.

That said, if the recent equity market volatility has the effect GMWBs provide a guaranteed return of the principal of making customers more risk averse, they may view fixed invested by allowing for periodic withdrawals that are limited annuities as an attractive alternative to variable annuities. to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal Fixed index annuities (formerly referred to as equity-indexed amount that is guaranteed for the contract holder’s life without annuities) are similar to fixed annuities, in that the contract annuitisation. GMABs generally provide a guarantee for a holder pays us a premium that is credited to the contract return of a certain amount of principal after a specified period. holder’s account, and also in that interest is periodically GMIBs provide for a minimum level of benefits upon credited to the contract holder’s account and administrative annuitisation regardless of the value of the investments charges deducted, as appropriate. We guarantee an annual underlying the contract at the time of annuitisation. minimum interest rate, although actual interest credited may The GMIB is reinsured. be higher and is linked to an equity index over its indexed option period. Our profit comes from the investment income we earn and the fees charged on the contract, less the expenses incurred, which include the costs of the guarantees, and the interest credited to the contract. Fixed index annuities are subject to early surrender charges for the first five to twelve years of the contract. During the surrender charge period, the

Business review

Other corporate information
continued

As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business cost effectively to manage our equity exposure. We believe that the internal management of equity risk, coupled with the use of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging programme. While we hedge our risk on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. We continue to believe that, on a long-term economic basis, the equity exposure remains well managed.

Life insurance

Jackson also sells several types of life insurance including term life, universal life and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon the insured's death. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments. Our life insurance book has also delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Institutional products

Our institutional products division markets institutional products such as traditional Guaranteed Investment Contracts (GICs), Funding Agreements and Medium Term Note (MTN) funding agreements. The institutional product offerings also include Jackson's funding agreements issued to the Federal Home Loan Bank. We distribute our institutional products directly to investors, through investment banks, or through funding agreement brokers.

Mutual funds

During 2007, we launched a line of retail mutual funds as a complement to the broad product offering. In January 2008, we added two new portfolios to our existing line-up of mutual funds. The Jackson Funds now offer seven distinct strategies, each designed to address the diversification and asset growth potential of investors as they navigate the retirement planning process.

United Kingdom

In common with other UK long-term insurance companies, Prudential UK's products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending on the structure, the level of shareholders' interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products).

Our primary with-profits sub-fund is part of PAC's long-term fund. The return to shareholders on virtually all our with-profits products is in the form of a statutory transfer to PAC shareholders' funds. This is analogous to a dividend from PAC's long-term fund, and is dependent upon the bonuses credited or declared on policies in that year. In this context, there are two types of bonuses – 'annual' and 'final'. Annual bonuses are declared once a year, and are determined as a prudent proportion of the long-term expected future investment return on the underlying assets. Once credited, annual bonuses are guaranteed in accordance with the terms of the particular product. In contrast, 'final' bonuses are only guaranteed until the next bonus declaration, and are primarily determined on the actual smoothed investment return achieved over the life of the policy. Prudential's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while our shareholders receive 10 per cent as a statutory transfer.

The defined charge participating sub-fund (DCPSF) forms part of the PAC long-term fund. It is comprised of the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France, the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd and includes the portfolio of with-profit annuity policies acquired from Equitable Life in 2007. All profits in this fund accrue to policyholders in the DCPSF.

The profits from almost all of our new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC.

There is a substantial volume of in-force non-participating business in PAC's with-profits sub-fund and that fund's wholly owned subsidiary Prudential Annuities Limited (PAL), which is closed to new business. Profits from this business accrue to the with-profits sub-fund.

72 Prudential plc Annual Report 2008

Description of EEV basis reporting

Prudential's results are prepared on two accounting bases – the supplementary EEV basis, and the IFRS basis for the financial statements. Over the life of any given product, the total profit recognised will be the same under either the IFRS or the EEV basis. However, the two methods recognise the emergence of that profit in different ways, with profits emerging earlier under the EEV basis than under IFRS. This section explains how EEV differs from IFRS and why it is used.

In broad terms, IFRS profits for long-term business reflect the aggregate of statutory transfers from UK-style with-profits funds and profit on a traditional accounting basis for other long-term business. By their nature, the products sold by the life insurance industry are long-term, as insurance companies commit to service these products for many years into the future. The profit on these insurance sales is generated over this long-term period. In our view, the result under IFRS does not properly reflect the inherent value of these future profits, as it focuses instead on the amounts accruing to shareholders in the current year.

In May 2004 the CFO Forum, representing the Chief Financial Officers of 19 European insurers, published the European Embedded Value Principles, which were designed to promote transparent and consistent embedded value reporting. Key features of the principles are:

- Inclusion of an explicit allowance for the impact of options and guarantees. This typically requires stochastic calculations, under which a large number of simulations are performed that provide a representation of the future behaviour of financial markets;
- an active allowance for the combined impact of risk profile and encumbered capital in the selection of discount rates. This ensures that the risks to the emergence of shareholder cash flows are properly accounted for; and
- sufficient disclosure to enable informed investors to understand the key risks within the business and the basis of preparation of the results.

The EEV basis not only provides a good indication of the value being added by management in a given accounting period, but also demonstrates whether shareholder capital is being deployed to best effect. Indeed insurance companies in many countries use comparable bases of accounting for management purposes.

The EEV basis is a value-based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future profits expected to arise from the current book of long-term insurance business plus the net worth of the company. In determining these expected profits, we make full allowance for the risks attached to their emergence and the associated cost of capital, and take into account recent experience in assessing likely future persistency, mortality and expenses.

The change in value is typically analysed into the following components:

- The value added from new business sold during the year;
- the change in value from existing business already in place at the start of the year;
- short-term fluctuations in investment returns;
- change in the time value of cost of options and guarantees and economic assumption changes;
- other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and
- dividends.

The value added from new business – defined as the present value of the future profits arising from new business written in the year – is a key metric that we use in the management of our business. The change in value of business in force at the start of the year demonstrates how the existing book is being managed. Together, these metrics provide our management and shareholders with valuable information about the underlying development of our business and the success or otherwise of management actions.

EEV basis results are prepared by first of all setting 'best estimate' assumptions, by product, for all relevant factors including expenses, surrender levels and mortality. Economic assumptions as to future investment returns and inflation are generally based on market data. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined by adding a risk margin to the appropriate risk free rate of return. The actual outcome may differ from that projected, in which case the effect will be reflected in the experience variances for that year.

The assumptions used for the EEV basis of accounting are set out on pages 326 to 330 in the notes that accompany the supplementary EEV basis information. An indication of the sensitivity of the results to changes in key assumptions is provided on pages 352 to 354.

The publication of the EEV Principles represented a significant step towards the harmonisation of embedded value reporting in Europe. However, even with these principles and the accompanying guidance, a divergence of approaches between companies has emerged in practice. In June 2008, in an effort to improve still further the consistency and transparency of embedded value reporting, the CFO Forum published the Market Consistent Embedded Value (MCEV) Principles. However, the MCEV Principles were designed during a period of relatively stable market conditions and their application could, in the current turbulent markets, lead to misleading results. The CFO Forum is therefore currently conducting a review of the impact of turbulent market conditions on the MCEV Principles, and the results of this review may lead to changes to the published MCEV Principles or the issuance of new guidance.

Business review

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Corporate responsibility review

Corporate Responsibility (CR) is a philosophy that is firmly embedded in Prudential's business, and has become an integral part of how we think and behave.

Our strong commitment to CR reflects our recognition that stakeholders – including customers, employees, shareholders and communities – increasingly favour companies that embrace sound values around trust, ethics and environmental responsibility. Prudential's own stakeholders take the same view. As we strive to meet this need, we are helped by the fact that these values have been fundamental to Prudential throughout the past 160 years, underpinning our long-established brand values of reliability and stability.

At the same time, we recognise that our performance in key areas of CR such as corporate governance, environmental management and employment practices can have a significant and positive impact on the Group's financial performance.

Prudential's main focus in 2008 was to ensure that our CR strategy continued to align with our business objectives and with our stakeholders' concerns and interests.

Stakeholder dialogue

Our stakeholder engagement programme enables our employees and relevant external groups to play a part in shaping Prudential's activities, and ensures that their reasonable expectations are translated into business value. This means listening to and working with our stakeholders on an ongoing basis, and being very clear about our intentions and priorities.

To gain useful feedback from our stakeholders and ensure our brand values are maintained, Prudential conducts surveys periodically on a range of topics including how our company is perceived, what things we are regarded as doing well, and where we could improve.

Customer focus

Prudential has over 11 million customers in Asia, nearly 2.8 million policies and contracts in force across the US through Jackson, over seven million customers in the UK through Prudential UK and around 0.5 million customers through M&G Investments.

Customers are at the heart of our business. Over 160 years on from our foundation, we remain committed to treating all of our customers fairly and believe that honesty, openness and transparency in all our dealings with customers are vital, both before and after they buy from us. We maintain effective relationships through regularly monitoring customers' satisfaction levels and responding accordingly.

We never underestimate how important the customer is to us. We work hard to make sure we understand the individual needs of our customers around all of our markets.

A demonstration of this commitment to customers is Prudential Corporation Asia's continued efforts to improve customer satisfaction. In 2008 we conducted a study on customer behaviour and perceptions of Prudential Corporation Asia across 11 markets, in particular assessing whether existing customers would be inclined to recommend its products and services to others, and areas where service could be improved. The study reaffirmed our focus on extensive agency training, as customers told us they attached a high priority to the provision of informed advice and guidance in assisting them with their financial objectives.

In the UK, the financial services industry is working with the UK regulator, government and consumers to improve the way it treats customers. To support these efforts, Prudential UK has signed up to the Association of British Insurers' Customer Impact Scheme. This scheme is part of the industry's commitment to driving continuous improvement in customers' experiences, and as part of it we will participate in an annual customer survey, to measure changes in our customers' experiences and attitudes.

Jackson's commitment to achieving continuous improvement in the service and experience that we offer customers was recognised in 2008 in a leading annual study of call centres. The Service Quality Management Group (SQMG) gave Jackson the 2008 award for highest customer satisfaction in the financial services industry in North America in its annual survey. SQMG carries out benchmarking surveys covering more than 250 of North America's leading call centres in various industries. Jackson also achieved 'World Class' status in the survey – the fourth year out of five that we have received the highest possible designation. For World Class status to be awarded to a provider, at least 80 per cent of all its customers in the survey have to rate themselves as 'very satisfied' with their experience.

Building financial capability

In 2008, the Group's core financial education programme continued to focus on the need to play our part in enabling consumers to make the right decisions for their individual financial/savings needs. The decisions people face in this area range from debt management to saving for retirement. Informing and empowering consumers to make better decisions on key issues such as these will, we believe, build better and more permanent relationships between consumers and providers, as well as benefiting the wellbeing of both parties in the long term.

74 **Prudential plc** Annual Report 2008

We began developing our financial capability programme in the United Kingdom in 2001 and are continuing to see significant progress, both in the UK and – increasingly – internationally.

In the UK, we work through partnerships with a diverse range of organisations such as Citizens Advice, the Personal Finance Education Group (pfeg), the Specialist Schools and Academies Trust, and the National Institute of Adult Continuing Education. As a result of these collaborative initiatives, thousands of adults and children are now benefiting from learning how to make decisions that will have a profound effect on their financial wellbeing.

We extended our financial literacy programme to Asia in 2004, starting with an innovative programme called 'Investing in Your Future'. This community-based financial training initiative provides vital education to women, who are often responsible for planning their family's financial needs. This was launched in China and rolled out in Vietnam and India. To date, more than 18,000 women have benefited from the programme.

Investing in our communities

In 2008, Prudential invested £5.3 million in a wide range of projects to benefit communities in which we do business, supporting education, welfare and environmental initiatives. This total investment includes a significant contribution made by many of the employees around the Group through volunteering, often linked with professional skills development. It also includes direct donations of £3.5 million to charitable organisations.

We recognise that many employees already make a significant contribution to charities as volunteers in their own free time. The Chairman's Award programme was set up to recognise this considerable involvement in the local community. It also gives all the Group's employees the opportunity to get involved with a local charitable project.

The charities that Prudential supports through The Chairman's Award programme were selected following a Group-wide survey of employees. This identified our employees' preference for projects that address the needs of children and the elderly within their local community. In line with this, we have identified sustainable projects which, where possible, have education at their core. This focus lies at the heart of our CR programme to raise levels of financial capability worldwide. In 2008, over 2,200 employees registered to engage in volunteering, and The Chairman's Award programme supported over 50 projects around the world.

Similarly, Jackson has a strong tradition of giving back to the communities in which it operates. The Jackson National Community Fund was launched in 2007 and makes numerous grants to charities focused on children and the elderly.

In 2008, Jackson donated US$297,000 and more than US$25,000 as in-kind donations to a range of charities focused on the needs of elderly people and children. The volunteering programme for employees – Jackson in Action – saw Jackson employees volunteer more than 3,900 hours, a 62 per cent increase on the previous year. Volunteering activities included teaching financial literacy programmes to high-school children. Jackson also matched employee donations with more than US$400,000 to organisations on the Jackson National Community Fund list for 2008.

Employee practices

At Prudential, we do all we can to create an environment that enables us to attract and retain the right people – those who are committed and able to deliver top performance for our customers and shareholders. To achieve our aim of being a leading international retail financial services company, and to sustain the relative outperformance we achieved in our chosen markets in 2008, we need to have the right talent in the right places at the right time.

With this requirement in mind, our primary objective in Human Resources (HR) is to deliver the leaders and leadership the Prudential Group needs – and will continue to need – now and into the future. Our HR Strategy is to achieve this by focusing on five key challenges:

- Getting the right people into the business;
- building and rewarding performance;
- growing a strong talent pipeline;
- developing credible successors; and
- developing an organisation that works.

We will now look at how we continued to tackle each of these challenges during 2008.

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Corporate responsibility review
continued

Diversity
Our view of diversity complements our equal opportunities policy, which embodies the core principles of treating people fairly and reasonably according to their individual merits and capabilities. We strive to ensure that Prudential employees work in an environment where everyone is respected and treated equally on merit. We therefore fully recognise the value that a diverse workforce brings to our organisation. It is Group policy to give full and fair consideration and encouragement to the employment of applicants with suitable aptitudes and abilities, and to continuing the employment of staff who become disabled, and to providing training and career development opportunities to disabled employees.

Our diversity programme has particular application to international operations in areas where the equal opportunities culture is less well embedded than in the UK. Our Business Units also continued to drive numerous diversity initiatives. For example, ICICI Prudential Life in India built on the successful launch of EGDE, its diversity initiative, with new policies on flexible working including part-time employment and additional maternity leave. In the UK, PRUPIM employees provided mentoring to students as part of the Ethnic Minority Undergraduate Scheme run by the National Mentoring Consortium (NMC). Also, in the US, Jackson participated in the Gateway Leadership Programme through the Money Management Institute.

Building and rewarding performance
As part of our reward practices we believe it is important to enable employees to share in the success of the Group through share ownership. In the UK we operate two all employee share plans; a share investment plan and a 'save as you earn' (SAYE) scheme. Over 55 per cent of eligible employees in the UK participate in the SAYE scheme and nearly 30 per cent in the share investment plan. In Asia we operate two SAYE schemes similar to the UK scheme; one for employees and one for agents. Over 23 per cent of eligible employees and almost 10 per cent of eligible agents participate in these schemes.

In 2008 we continued to refine our reward policies to help us deliver a fair and transparent reward system to all our employees. We believe employees should be rewarded for the contribution they make to our business as a whole and we are committed to rewarding both the 'what' (results) and the 'how' (behaviour and competencies). As part of our reward practices, we regularly review and update our remuneration policies and procedures to ensure they are competitive against the market and support the growth of our businesses. We continued to do this in 2008.

Growing a strong talent pipeline
The talent and knowledge of our people is the key to Prudential's future success – and in 2008 we continued to invest strongly in employee Learning and Development. Initiatives during the year included the launch in November 2008 by Prudential UK and ICICI Prudential Asset Management in India of 'Managing for Success', a comprehensive new programme to raise the confidence and capability of our managers.

Designed and launched in response to the findings of the 2008 employee survey, the programme provides managers with the knowledge, skills and tools they will need to manage their people effectively and help us achieve our strategic ambitions. November 2008 saw the launch of the first part of the programme to coincide with end-of-year reviews. Each element of the programme has diversity built into the content.

Developing credible successors
Identifying and developing Prudential's future leaders is critical to our ability to sustain the success of our business over the long term. In 2008, as in previous years, we undertook a review of talent across the Group, identifying, developing and rewarding people with leadership potential. We also continue the series of Group-wide management development programmes we launched in 2007, assessing senior talent and identifying the development they need to be credible successors to future leadership roles.

A further key part of our efforts to grow our talent pipeline is the Momentum Programme. Launched in 2007, this aims to identify high-potential individuals early in their careers and provide them with opportunities to develop the skills needed to manage an international business. Momentum has a strong diversity focus and is open to people both within and outside Prudential. In 2008 it continued to attract a wide diversity of applicants from across the world.

Developing an effective organisation structure
Having engaged and committed staff is key to the smooth operation and success of our business, and effective communication is invaluable in achieving this goal. Each of our Business Units runs its own intranet site to keep staff up to date, and provides staff with an opportunity to pose questions to the Chief Executive of their business. There are also a number of employee consultation forums, such as the M&G staff Consultative Committee and the UK Insurance Operations' Employee Forum.

76 **Prudential plc** Annual Report 2008

To monitor our people's level of engagement with Prudential as an employer, and identify areas for improvement, we conduct employee surveys in our businesses around the world. These show us how effectively our organisational elements are working, and help us take a 'temperature-check' of our culture to chart our progress towards embedding our four target behaviours – deliver, inspire, challenge and connect.

In 2008, these initiatives included employee satisfaction surveys at seven of Jackson's subsidiaries in the US. The results were used at employee focus groups to gather input on possible improvements, resulting in the development of action plans including employee recognition, increased training opportunities, and career planning. Another example is M&G, which completed an employee survey for the fifth year running in 2008, and found that over 90 per cent of employees were proud to work at M&G.

Reducing our environmental footprint

Protecting the environment is essential to sustaining the quality of life of current and future generations. The challenge is to combine continuing economic growth with long-term sustainable development. Prudential is committed to ensuring that its policies and business actions promote the consideration of the environment.

Under the European Union Energy Performance of Buildings Directive, Energy Performance Certificates (EPCs) will be required for any building that is constructed, sold, or rented. EPCs will rate the energy performance of a building, enabling both property investors and prospective occupiers to consider energy efficiency ratings and levels of carbon emissions. We will be introducing EPCs, initially in the UK, for our commercial investment property portfolio and our occupied property portfolio. We will also implement the directive elsewhere in accordance with national regulations.

Sustainability is critical to our business model and we are in the process of formally integrating it into our investment process. PRUPIM was one of the first property companies to achieve the international environment management standard ISO14001 for its UK portfolio. In 2007, PRUPIM set up an innovative project called the Improver Portfolio to examine ways it can reduce a 'typical' property portfolio's carbon footprint while maintaining or even enhancing investment returns. The Improver Portfolio consists of 25 PRUPIM-managed properties covering all sectors.

In the US, Jackson has carefully monitored and worked to minimise any negative environmental impact since it moved to its current headquarters in 2000, working with state and local authorities on new projects which protect the environment. In 2008, all of Prudential's North America operations – including Jackson, PPM America and PRUPIM's investment properties – formally joined the US Climate Leaders programme, an Environmental Protection Agency (EPA) industry/government partnership that works with companies to develop comprehensive climate change strategies.

In Asia, we are currently in the process of grading our buildings using a clear and transparent environmental classification system. Where opportunities arise, we then intend to improve our overall environmental performance by migrating to properties in the highest category for environmental performance.

Responsible investment (RI)

Prudential is committed to responsible investment (RI), which involves focusing on the way the entities we invest in manage their own CR issues. M&G's approach to RI is described in the booklet 'Issues Arising from Share Ownership', available at www.mandg.co.uk. To date, RI has tended to focus principally on equity markets, but its scope is now expanding to other types of investment, including property. With around £15 billion of funds under management as at 31 December 2008, PRUPIM is one of the UK's largest commercial property investment managers and accounts for over 75 per cent of Prudential's direct environmental impact in the UK. Through its participation in the Institutional Investor's Group on climate change and the property working group of the United Nations Environment Programme Finance Initiative (UNEP FI), PRUPIM is helping to boost awareness of the implications of climate change for property investment, while also providing us with valuable insights into how Prudential can constructively address this important issue.

Supply chain management

Prudential recognises that its own social, environmental and economic impacts go beyond the products and services it supplies to include the performance of its suppliers and contractors.

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Corporate responsibility review
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With this in mind, our policy is to work in partnership with our suppliers who operate with policies and procedures consistent with the standards set out in our Group Code of Business Conduct, and to help them reduce their impact on the environment. Procurement practices in Prudential UK have been successfully accredited with the Chartered Institute of Purchasing and Supply (CIPS) certification, an industry benchmark of recognised good practice.

Payment policy

It is the policy of the Group to agree terms of payment when orders for goods and services are placed and to pay in accordance with those terms. Trade creditor days, based on the ratio of amounts which were owed to trade creditors at the year-end to the aggregate of the amounts invoiced by trade creditors during the year, were 21 days.

Donations

Prudential is committed to supporting the communities where it is an employer. In 2008, our Group spent £5.3 million in support of our various communities. Our direct donations to charitable organisations amounted to £3.5 million, of which approximately £1.9 million came from EU operations.

This is broken down as follows: Education £1,040,000; Social and Welfare £419,000; Environment and Regeneration £88,000; Cultural Activities £83,000 and Staff Volunteering £313,000. The aggregate figure for charitable donations from Prudential's non-EU subsidiaries (Jackson National Life and Prudential Corporation Asia) amounted to £1.6 million.

It is our Group policy not to make donations to political parties nor to incur political expenditure, within the meaning of those expressions as defined in the UK Political Parties, Elections and Referendums Act 2000. In line with this policy, we did not make any such donations or incur any such expenditure in 2008.

2009 developments

In late 2008, we developed a new CR Framework to drive improved sustainability performance across our current activities, provide greater focus to our programmes and enable a more consistent approach to our reporting.

Under this framework, seven CR priorities have been developed as a basis for guiding and planning our activities.

1 Giving consumers in each country where we operate the confidence and tools they need to protect and nurture their financial security through building their financial capability.
2 Giving customers fair, transparent financial products through a variety of trusted distribution channels.
3 Supporting ageing populations and changing demographics by providing products that meet evolving customer needs.
4 Understanding and reducing our direct and indirect environmental footprint.
5 Being an employer of choice.
6 Investing to benefit the communities in which we operate.
7 Being open and transparent about our responsibility priorities, reporting challenges as well as achievements.

The approach we take to delivering against these priorities is closely aligned with our operating model. This means our CR activities are managed by our businesses, locally, since it is they who are closest to their customers and communities and therefore best positioned to deliver the most positive impact possible. Meanwhile, the Group sets the overarching strategy and governance, provides support tools and advice, manages external reporting and benchmarking, and drives Group-wide programmes such as The Chairman's Award.

Importantly, we do not impose a one-size-fits-all approach to CR. Instead, our new framework ensures a common approach across the Group while allowing our businesses the flexibility they need to devise and implement programmes that best meet the needs of their local environment and stakeholder expectations.

In 2009, as part of the process of embedding the new framework, we are developing a new set of key performance indicators and assessment processes for each of our seven CR priorities. We will report against these in the years to come.

Our 2008/2009 responsibility report, 'More Than Words', has been structured to reflect our agreed priorities, highlighting our governance, policies, programmes and activities.

Further information can be accessed at www.prudential.co.uk/prudential-plc/cr/ Hard copies of the report are available from the Group's CR team: Prudential plc, Laurence Pountney Hill, London EC4R 0HH. Tel: +44 (0)20 7548 3706

78 Prudential plc Annual Report 2008

80 Board of directors

83 Governance report:

Corporate governance

Risk governance

Governance Corporate responsibility governance Governance

99 Additional disclosures

100 Index to principal Directors’ Report disclosures

Board of directors

Harvey McGrath Mark Tucker Tidjane Thiam

Chairman Group Chief Executive Chief Financial Officer

Clark Manning Michael McLintock Nick Prettejohn Barry Stowe

Executive director Executive director Executive director Executive director

Sir Winfried Bischoff Keki Dadiseth Michael Garrett Ann Godbehere

Non-executive director Non-executive director Non-executive director Non-executive director

Bridget Macaskill Kathleen O’Donovan James Ross Lord Turnbull

Non-executive director Non-executive director Non-executive director Non-executive director

80 Prudential plc Annual Report 2008

Chairman

Harvey McGrath
Chairman and Chairman of the Nomination Committee

Harvey McGrath has been an independent non-executive director of Prudential since 1 September 2008, and became Chairman and Chairman of the Nomination Committee on 1 January 2009. Harvey has a long and distinguished career in the international financial services industry. He started his career at Chase Manhattan Bank in London and New York. From 1980 to 2007 he worked for Man Group plc starting as Treasurer, then Finance Director, then President of Man Inc. in New York, before being appointed as Chief Executive of Man Group in London in 1990, and then Chairman in 2000. He left Man Group in 2007. Harvey is also Chairman of the London Development Agency, which works for the Mayor of London, coordinating economic development and regeneration across the capital, and Vice Chairman of the London Skills and Employment Board, which is tasked with developing a strategy for adult skills in London. He is the former Chairman of both London First and the East London Business Alliance, and a Member of the International Advisory Board of the School of Oriental and African Studies. Harvey is a trustee of a number of charities including New Philanthropy Capital, a research based charity which gives advice and guidance to donors and charities; the Royal Anniversary Trust which operates the Queen's Anniversary Prizes for Higher and Further Education; ISS, which protects the rights and welfare of children and vulnerable adults across borders; icould, an online careers resource; and the Prince's Teaching Institute, which promotes subject based professional development for teachers.

Executive directors

Mark Tucker ACA
Group Chief Executive (until 30 September 2009)

Mark Tucker was re-appointed as an executive director of Prudential in May 2005, when he also became Group Chief Executive. From May 2004 to March 2005, he was Group Finance Director, HBOS plc and a director of Halifax plc. Previously, Mark was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential's businesses in the UK and US. Mark first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

Tidjane Thiam
Chief Financial Officer (until 30 September 2009)
Group Chief Executive (from 1 October 2009)

Tidjane Thiam has been an executive director of Prudential and Chief Financial Officer since 25 March 2008, and will succeed Mark Tucker as Group Chief Executive with effect from 1 October 2009. He was previously Chief Executive Officer, Europe at Aviva, where he also held successively the positions of Group Strategy and Development Director and Managing Director, Aviva International. Prior to that, Tidjane was a partner with McKinsey & Company in France and one of the leaders of their Financial Institutions practice, focusing on insurance companies and banks. Earlier in his career, he spent a number of years in Africa where he was Chief Executive and then Chairman of the National Bureau for Technical Studies and Development in Cote d'Ivoire and a cabinet member as Minister of Planning and Development. He is a non-executive director of Arkema in France, a member of the Council of the Overseas Development Institute (ODI) in London and a sponsor of Opportunity International, a charity focusing on microfinance in developing countries.

Clark Manning FSA MAAA
Executive director

Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. Clark has more than 25 years' experience in the life insurance industry, and holds both a bachelor's degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Michael McLintock
Executive director

Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in 1999. Michael joined M&G in 1992. He previously also served on the board of Close Brothers Group plc as a non-executive director (2001-2008). Since October 2008 he has been a Trustee of the Grosvenor Estate.

Nick Prettejohn
Executive director

Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK & Europe since January 2006. He is also a board member of the ABI, Chairman of the Financial Services Practitioner Panel (having previously been Deputy Chairman), and a board member of the Royal Opera House. Previously, he was Chief Executive of Lloyd's of London from 1999 until 2005. Nick joined the Corporation of Lloyd's in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganised Lloyd's after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganisation in 1996, he became Managing Director of Lloyd's Business Development Unit and in 1998, he also assumed responsibility for Lloyd's North America business unit. Prior to his appointment to Lloyd's, Nick was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners.

Barry Stowe
Executive director

Barry Stowe has been an executive director of Prudential since November 2006, and Chief Executive, Prudential Corporation Asia since October 2006. Since October 2008 he has also been a director of the Life Insurance Marketing Research Association and the Life Office Management Association. Previously, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992-1995. Prior to Nisus, Barry spent 12 years at Willis Corroon in the US.

Non-executive directors

Sir Winfried Bischoff
Independent non-executive director

Sir Winfried Bischoff has been an independent non-executive director of Prudential since August 2007. Sir Win has been Chairman of Citi Europe and a Member of The Management, Operating and Business Heads Committees of Citigroup Inc. since May 2000. He is also a director of Citigroup Inc., and was Acting Chief Executive Officer from November to December 2007, and Chairman from December 2007 until 23 February 2009. In addition, Sir Win is Chairman of the European Advisory Board of Citigroup Inc., and has been a non-executive director of The McGraw-Hill Companies, New York since October 1999 and of Eli Lilly and Company, Indianapolis since June 2000. Prior to that, Sir Win joined the Company Finance Division of J. Henry Schroder & Co. Limited, London, in 1966 and in 1971, he was appointed as Managing Director of Schroders Asia Limited, Hong Kong. He returned to London in January 1983, and was appointed Chairman of J. Henry Schroder & Co. in October 1983. Sir Win was appointed Group Chief Executive of Schroders plc in December 1984 and as Chairman of Schroders plc in May 1995, until the acquisition of the investment banking business of Schroders by Citigroup Inc. in May 2000. In addition, Sir Win was a non-executive director of Cable and Wireless plc from 1991 and Deputy Chairman from 1995 to 2003. His other non-executive directorships included: IFIL Finanziaria di Partecipazioni SpA, Italy (1999-2004), Siemens Holdings Plc (2001-2003), Land Securities Plc (1999-2008) and Akbank T.A.S. (2007-2008).

Governance

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Board of directors
continued

Keki Dadiseth FCA
Independent non-executive director and member of the Remuneration Committee
Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. He is also a member of the Advisory Board of Marsh & McLennan Companies Inc. and an International Advisor to Goldman Sachs. In addition, Keki is a director of Nicholas Piramal Limited, Siemens Limited, Britannia Industries Limited and The Indian Hotels Company Limited, all quoted on the Bombay Stock Exchange. He is also a director of the Indian School of Business and acts as a trustee of a number of Indian charities. Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V. and a member of Unilever's Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

Michael Garrett
Independent non-executive director and member of the Remuneration Committee
Michael Garrett has been an independent non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990 – 1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister's Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a member of the Finance and Performance Review Committee of The Prince of Wales International Business Leaders Forum (IBLF), as well as a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London.

Ann Godbehere FCGA
Independent non-executive director and member of the Audit Committee
Ann Godbehere has been an independent non-executive director of Prudential since August 2007, and has been a member of the Audit Committee since October 2007. She began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996, Swiss Re acquired Mercantile & General Reinsurance Group, and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997, she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007 Ann was Chief Financial Officer of the Swiss Re Group. Ann is also a non-executive director of Ariel Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriting Limited. In 2008 and until January 2009 Ann was Chief Financial Officer and Executive Director of Northern Rock.

Bridget Macaskill
Independent non-executive director, Chairman of the Remuneration Committee and member of the Nomination Committee
Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. Bridget rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became Chairman of the Remuneration Committee in May 2006. Bridget joined Arnhold and S. Bleichroeder Advisers, LLC, a US based investment management firm, as President and Chief Operating Officer in February 2009. She is also a trustee of the TIAA-CREF funds and was previously a non-executive director of Fannie Mae (2005-2008), Scottish & Newcastle PLC (2004-2008) and J Sainsbury Plc (2002-2006). Prior to that she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer.

Kathleen O'Donovan ACA
Independent non-executive director and Chairman of the Audit Committee
Kathleen O'Donovan has been an independent non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003 and became Chairman of the Audit Committee in May 2006. Kathleen is a non-executive director and Chairman of the Audit Committees of Great Portland Estates PLC and Trinity Mirror plc, and a non-executive director of ARM Holdings plc. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committees of the EMI Group plc and the Court of the Bank of England, and a non-executive director of O_2 plc. Prior to that, Kathleen was Chief Financial Officer of BTR and Invensys, and before that she was a partner at Ernst & Young.

James Ross
Senior Independent non-executive Director and member of the Remuneration and Nomination Committees
James Ross has been an independent non-executive director since May 2004 and the Senior Independent Director since May 2006. He holds non-executive directorships with McGraw Hill in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education and of the Liverpool School of Tropical Medicine. James was previously a non-executive director of Datacard Inc in the United States, and prior to that Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

Lord Turnbull KCB CVO
Independent non-executive director and member of the Audit Committee
Lord Turnbull has been an independent non-executive director of Prudential since May 2006, and a member of the Audit Committee since January 2007. He entered the House of Lords as a Life Peer in 2005. In 2002, he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that, he held a number of positions in the civil service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. Lord Turnbull is Chairman of BH Global Limited and a non-executive director of Frontier Economics Limited and The British Land Company PLC, and was formerly a non-executive director of the Arup Group (2006-2007). He also works part-time as a Senior Adviser to the London partners of Booz and Co (UK).

82 Prudential plc Annual Report 2008

Governance report

The Board is responsible to shareholders for • Group governance framework: Documents the Group’s creating and delivering sustainable shareholder internal control policies and processes in an online manual, value through the management of the Group’s including the Group’s risk framework, code of business business. This report explains Prudential’s conduct and detailed policies on certain operational and approach to governance, including how the financial risks. Business units are also required to follow any Board manages the business for the benefit additional processes necessary to comply with local statutory of shareholders, promoting long-term and regulatory requirements. shareholder interest. • Group risk framework: Provides an overview of the Group-wide philosophy and approach to risk management, As a UK company listed on the Main Market of the London and sets out the key processes for risk management that Stock Exchange, Prudential is subject to the governance rules support the Group’s compliance with internal, statutory set out in the Combined Code. The Board has approved a and regulatory requirements. governance framework which maps out the internal approvals • Corporate responsibility framework: Provides an overview processes and those matters which may be delegated. These of the Group-wide philosophy and approach to corporate principally relate to the operational management of the responsibility; supports the Group’s commercial focus and Group’s businesses and include pre-determined authority the increasing challenges we face including changes in limits delegated by the Board to the Group Chief Executive stakeholder expectations. A key element is the Group Code for further delegation by him in respect of matters which are of Business Conduct which sets out the ethical standards necessary for the effective day-to-day running and the Board requires of itself, employees, agents and others Governance management of the business. The chief executive of each working on behalf of the Group, in their dealings with business unit has authority for the management of that employees, customers, shareholders, suppliers, and business unit and has established a management board competitors, in the wider community and in respect of comprising its most senior executives. the environment.

The Board has overall responsibility for the system of The Business Review provides further detail on Prudential’s internal control and risk management and for reviewing risk appetite and exposures (pages 34 to 41) and corporate its effectiveness. The framework setting out the Group’s responsibility activities (pages 74 to 78). approach to internal control, risk management and corporate responsibility comprises the following:

Governance report Corporate governance

Corporate governance and the role of the board The Board is actively engaged in succession planning for both Combined Code compliance executive and non-executive roles to ensure that composition The corporate governance rules applicable to all UK is periodically renewed, and that the Board retains its companies admitted to the Official List of the UK Listing effectiveness at all times. This is delivered through an Authority are set out in the Combined Code, published by established review process that is applied across all businesses the Financial Reporting Council in June 2003, and revised in and covers both director and senior management succession 2006. The directors believe that good corporate governance and development, and through the work of the Nomination is central to achieving the Group’s objectives and maximising Committee, as described more fully on pages 92 and 93. The shareholder value, and are committed to high standards of Board considers the outcome of the review annually and corporate governance. The Board supports the Combined actions arising from the review are implemented as part of the Code, and confirms that it has complied with all of the management development agenda. We believe that our non-provisions set out in Section 1 throughout the financial executive directors bring a wide range of business, financial year ended 31 December 2008. and international experience to the Board and its committees.

Our executive directors, who head up the main businesses of The principles of the Combined Code have been applied as the Group, each bring an in-depth understanding to the Board set out below and in the Directors’ Remuneration Report. of their particular business, its markets and its challenges, ensuring coverage of the breadth and depth of the Group’s

Board composition, appointments principal activities. and election/re-election

As at 31 December 2008, the Board comprised the Chairman,

Role of the Board six executive directors and nine independent non-executive

The roles of Chairman and Group Chief Executive are separate directors. During the year, Tidjane Thiam was appointed as and clearly defined, and the scope of these roles has been an executive director and Chief Financial Officer, with effect approved by the Board so that no individual has unfettered from 25 March 2008, and Harvey McGrath was appointed powers of decision. The Chairman is responsible for the as an independent non-executive director with effect from leadership and governance of the Board as a whole, and the

1 September 2008. On 15 May 2008 Philip Broadley ceased to

Group Chief Executive for the management of the Group and be a director with effect from the close of the Annual General the implementation of Board strategy and policy on the Board’s Meeting, and on 31 December 2008 Sir David Clementi behalf. In discharging his responsibilities, the Group Chief ceased to be a director and Chairman of the Board. He was Executive is advised and assisted by the Group Executive succeeded as Chairman by Harvey McGrath with effect from Committee, comprising all the business unit heads and a

1 January 2009. The biographies of all current directors are set

Group Head Office team of functional specialists. out on pages 81 and 82.

James Ross is the Company’s Senior Independent Director, to The Board may appoint directors, up to a maximum whom concerns may be conveyed by shareholders if they are total number of 20 as set out in the Company’s Articles of unable to resolve them through the existing mechanisms for Association, and any director appointed by the Board will investor communications, or where such channels are retire at the first Annual General Meeting following his or inappropriate. her appointment and offer himself or herself for election by shareholders. Accordingly, Harvey McGrath will retire and The Board’s terms of reference, which are regularly reviewed, offer himself for election at the Annual General Meeting on set out those matters specifically reserved to it for decision,

14 May 2009. in order to ensure that it exercises control over the Group’s affairs. These include approval of the annual and interim Under the current Articles of Association of the Company, results, strategy and corporate objectives, operating plans, all directors must retire as directors at least every three years, significant transactions and matters affecting the Company’s and accordingly Mark Tucker, Michael McLintock and Nick share capital.

Prettejohn will retire and offer themselves for re-election at the Annual General Meeting on 14 May 2009.

Powers of directors

Non-executive directors are usually appointed for an The management and control of the business and affairs of the initial three-year term, commencing with their election by Company are vested in the Board. The Board may exercise all shareholders at the first Annual General Meeting following powers conferred on it by the Memorandum of Association, their appointment. Each appointment is reviewed towards the the Articles of Association, and the Companies Acts. This end of this period against performance and the requirements includes the powers of the Company to borrow money and to of the Group’s businesses. Non-executive directors are typically mortgage or charge any of its assets (subject to limitations in expected to serve for two three-year terms from their initial the Companies Acts and the Articles) and to give a guarantee, election by shareholders, although the Board may invite them security or indemnity in respect of a debt or other obligation to serve for an additional period. The terms and conditions of the Company. The Board may exercise all powers and do of non-executive directors’ appointments are available for everything within the powers of the Company, other than inspection at the Company’s registered office during normal matters required by the Companies Acts to be dealt with in business hours and at the Annual General Meeting. general meeting.

84 Prudential plc Annual Report 2008

Board and committee meetings and attendance

During 2008, the Board met 8 times and held a separate strategy meeting. A detailed forward agenda has been in operation for a number of years, which is continually updated to reflect not only scheduled regular items of business but also any topical matters that have arisen. Each year, at least one of the Board meetings is held at one of the Group's business operations to facilitate a fuller understanding of the business. In June 2008, a Board meeting was held at Jackson's offices in the US, where the Board met with senior members of the US management team and attended a series of presentations on the US distribution model and the challenges and opportunities facing the US business. In September 2008, the Board met at the UK business' offices in London, meeting senior members of the UK management team and receiving a presentation on the UK business. In November 2008, the Board held its annual strategy meeting in Hong Kong. Whilst they were there, the directors met senior members of the Asian management team, attended part of the Asian Leadership Meeting and received presentations on the Asian business. The Board also visited the Hong Kong offices.

The majority of directors attended all 7 scheduled Board meetings occurring during the period. There was 1 additional Board meeting, and the majority of the directors attended that meeting. Where directors were not able to attend a meeting, their views were canvassed by the Chairman prior to the meeting. The table on page 85 details the number of Board and Committee meetings attended by each director throughout the year. A further 10 ad hoc Board Committee meetings took place during the year, which had been convened to finalise arrangements for matters discussed by the Board, such as final approvals of periodic financial reports or finalising transactions. The Chairman usually meets formally, at least annually, with the non-executive directors without the executive directors being present. During 2008, the Chairman held a number of meetings with non-executives individually or in groups without the executives being present. It was decided in the light of these meetings that no additional formal meeting would be required. The Chairman Designate also had a number of meetings with non-executive directors without the executives being present.

	Full Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings	Nomination Committee Meetings
Number of meetings in year	8	6	8	3
Sir David Clementi [note 1]	8(8)	n/a	n/a	n/a
Sir Winfried Bischoff [note 2]	7(8)	n/a	n/a	n/a
Philip Broadley [note 3]	3(3)	n/a	n/a	n/a
Keki Dadiseth [note 4]	6(8)	n/a	6(8)	n/a
Michael Garrett [note 5]	8(8)	n/a	7(8)	n/a
Ann Godbehere	8(8)	6(6)	n/a	n/a
Bridget Macaskill [note 6]	6(8)	n/a	8(8)	3(3)
Clark Manning	8(8)	n/a	n/a	n/a
Harvey McGrath [note 7]	2(2)	n/a	n/a	n/a
Michael McLintock	8(8)	n/a	n/a	n/a
Kathleen O'Donovan [note 8]	8(8)	6(6)	n/a	3(3)
Nick Prettejohn	8(8)	n/a	n/a	n/a
James Ross	8(8)	n/a	8(8)	3(3)
Barry Stowe [note 9]	7(8)	n/a	n/a	n/a
Tidjane Thiam [note 10]	6(6)	n/a	n/a	n/a
Mark Tucker	8(8)	n/a	n/a	n/a
Lord Turnbull [note 11]	7(8)	6(6)	n/a	n/a

Figures in brackets indicate the maximum number of meetings which the individual could have attended in the period in which they were a Board or Committee member.

During 2008 there were 7 scheduled Board meetings and 1 additional Board meeting. In addition, there was a strategy event attended by all directors.
During 2008 there were 6 scheduled Audit Committee meetings.
During 2008 there were 4 scheduled Remuneration Committee meetings and 4 additional meetings.

Notes

1. Not required to attend Nomination Committee meetings in 2008 as meetings were held to determine his successor.
2. Attended all meetings except one Board meeting due to a commitment agreed prior to appointment to the Board.
3. Ceased to be a director with effect from 15 May 2008.
4. Attended all meetings except two Board meetings and two Remuneration Committee meetings due to prior commitments and the terrorist activities in Mumbai.
5. Attended all meetings except one Remuneration Committee meeting due to a prior commitment.
6. Attended all meetings except one scheduled Board meeting and the unscheduled Board meeting, due to prior commitments.
7. Appointed as a director on 1 September 2008.
8. Temporary member of the Nomination Committee during 2008.
9. Attended all scheduled meetings but was unable to attend the unscheduled Board meeting because of travel commitments.
10. Appointed as a director on 25 March 2008.
11. Attended all meetings except the unscheduled Board meeting due to a prior commitment.

Governance

85

Governance report Corporate governance continued

Board independence Other commitments and conflicts of interest

The Company follows the Combined Code when Other commitments determining the independence of its non-executive directors, The Board was satisfied during 2008 that the Chairman’s and in addition to that guidance Prudential is required to affirm other commitments did not interfere with the day-to-day annually the independence of its Audit Committee members performance of his duties for the Group, and that he had the under Sarbanes-Oxley legislation. Where necessary, the Board commitment and capability to make himself available under ensures that appropriate processes are in place to manage any unforeseen circumstances, should the need arise. The Board possible conflict of interest. remains satisfied in this respect as regards his successor.

The major commitments of the current Chairman, including In line with the principles of the Combined Code, both the changes during the year where applicable are detailed in Chairman in office during the year and his successor from his biography on page 81.

1 January 2009 were independent on appointment. Throughout the year all non-executive directors were considered by the Our directors may, from time to time, hold directorships or Board to be independent in character and judgement, and other significant interests with companies outside of the independent in accordance with the Combined Code. Prudential Group, which may have business relationships with the Group.

Keki Dadiseth and Barry Stowe also serve as non-executive directors of ICICI Prudential Life Insurance Company Limited, Our executive directors may accept external directorships an Indian company which is owned 26% by Prudential, and in and retain any fees earned from those directorships, subject addition Keki serves at Prudential’s request as a non-executive to prior discussion with the Group Chief Executive, and always director of ICICI Prudential Trust Limited, an Indian company provided this does not lead to any conflicts of interest. In line which is owned 49% by Prudential. The Board does not with the Combined Code, executive directors would be consider that these appointments in any way affect Keki’s expected to hold no more than one non-executive directorship status as an independent director of Prudential. of a FTSE 100 company. Some of our executive directors hold directorships of companies in the arts and educational sectors, Sir Winfried Bischoff has been Chairman of Citi Europe and a for which they do not receive any fees. One of our executive Member of The Management, Operating and Business Heads directors, Michael McLintock, served on the board of Close Committees of Citigroup Inc. since May 2000. He is also Brothers Group plc during part of the year and as trustee of the Chairman of the European Advisory Board of Citigroup Inc.

Grosvenor Estate during the latter part of the year. Our Chief He was the acting Chief Executive Officer of Citigroup Inc.

Financial Officer, Tidjane Thiam, serves on the board of from November 2007 to December 2007 when he was

Arkema S.A., a position he held on appointment to Prudential. appointed Chairman of Citigroup Inc. Sir Win relinquished Details of any fees retained are included in the Directors’ his chairmanship of Citigroup Inc. on 23 February 2009, Remuneration Report on page 118, and major commitments but remains a director. Prudential has a number of business of our executive directors are detailed in their biographies relationships with Citi. The Board believes that, in respect on page 81. of the Combined Code, these business relationships are not sufficiently material to compromise his independence Our non-executive directors may serve on a number of other in matters relating to Prudential. boards, provided that they are able to demonstrate satisfactory time commitment to their role at Prudential, and that they Both Sir Winfried Bischoff and James Ross are on the board discuss any new appointment with the Chairman prior to of The McGraw-Hill Companies, however, the Board does accepting. This ensures that they do not compromise their not consider that this relationship in any way affects the independence and that any potential conflicts of interest independence of either Sir Win or James Ross in matters and any possible issues arising out of the time commitments relating to Prudential. required by the new role can be identified and addressed Prudential is one of the UK’s largest institutional investors and appropriately. The major commitments of our non-executive the Board does not believe that this situation compromises the directors are detailed in their biographies set out on independence of those non-executive directors who are also pages 81 and 82. on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

86 Prudential plc Annual Report 2008

Conflicts of interest

A new statutory duty on directors to avoid conflicts of interest Performance evaluation with the Company came into force in October 2008. The Prudential continued its programme of annual evaluations Company’s Articles of Association, adopted in May 2008, allow of the performance of the Board and its committees in respect the directors to authorise conflicts of interest, and the Board of 2008, in line with the requirements of the Combined Code. has adopted a policy and effective procedures for managing The aim was to improve the effectiveness of the Board and and, where appropriate, approving conflicts or potential its committees, and enhance the Group’s performance. conflicts of interest. Under those procedures, directors are In 2008, the evaluation of the Board as a whole was carried required to declare all directorships or other appointments out by an independent consultant, following a briefing by to companies which are not part of the Prudential Group, the Chairman, the Chairman Designate and the Senior and which could result in conflicts or potential conflicts of Independent Director. Each director and the members of interest, as well as other situations which could give rise to the Group Executive Committee completed a questionnaire a potential conflict. and were interviewed by the independent consultant. The questions asked were based on the Combined Code and

Induction, development and performance evaluation on previously identified matters, and sought views on the

Induction effectiveness of the Board as a whole. The review was carried The Company Secretary supports the Chairman in providing out at the end of 2008, during the last month of Sir David tailored induction programmes for new directors and on-going Clementi’s chairmanship of the Board. Ordinarily, the training for all directors. Upon appointment, all directors effectiveness of the Chairman would also be reviewed as embark upon a wide-ranging induction programme covering, part of this process, however, given that a new Chairman amongst other things, the principal bases of accounting for the was appointed with effect from 1 January 2009, it was not Group’s results, the role of the Board and its key committees, considered necessary to carry out a review of the performance and the ambit of the internal audit and risk management of the outgoing Chairman for 2008. functions. In addition, they receive detailed briefings on the Governance Group’s principal businesses, its product range, the markets The independent consultant prepared a report based on in which it operates and the overall competitive environment. the various discussions held and presented and discussed Other areas addressed include legal issues affecting directors the overall results of the evaluation with the Board in March of financial services companies, the Group’s governance 2009. The use of external providers for this purpose is kept arrangements, its investor relations programme, as well under review. as its remuneration policies.

In addition, the performance of the non-executive directors and the Group Chief Executive was evaluated by the Chairman

Ongoing development in individual meetings. The Group Chief Executive individually Throughout their period in office, directors are continually appraised the performance of each of the executive directors. updated on the Group’s businesses and the regulatory and industry-specific environments in which it operates,

Internal and external support as well as on their legal and other duties and obligations as

All directors have direct access to the services of the Company directors where appropriate. These updates can be in the Secretary who advises them on all corporate governance form of written reports to the Board, or presentations by matters, on Board procedures, and on compliance with senior executives or external sources where appropriate. applicable rules and regulations. In order to ensure good Non-executive directors serving on key committees are information flows, full Board and Committee papers are also updated regularly on matters specific to the relevant provided to the directors by the Company Secretary in the committee in order to enhance their knowledge and ordinary course approximately one week before each Board effectiveness throughout their term in office, and receive or Committee meeting. presentations from senior executives on topics of interest to them. The Board has approved a procedure whereby directors have the right to seek independent professional advice at the A programme of on-going professional development Company’s expense where this is appropriate to enable the was undertaken for all directors in 2008, which covered a directors, either individually or as a group, to properly fulfil number of sector-specific and business issues as well as legal, their obligations. accounting and regulatory changes and developments. Each business unit head, accompanied by relevant senior managers, Copies of any instructions and advice given by an independent gave a presentation to the Board during the course of the year professional adviser to a director are supplied by the director to on the challenges and opportunities currently faced by their the Company Secretary who will, where appropriate, circulate business unit. In addition, senior managers within certain to other directors sufficient information to ensure that other head office functions presented to the Board on the key issues members of the Board are kept informed on issues arising currently being handled by the function. During the year, two which affect the Company or any of its subsidiaries.

‘teach-ins’ were held for non-executive directors covering FSA related topics and accounting disclosures. In addition, members of the Audit Committee attended some meetings of the Group Operational Risk Management Committee and the Group Asset and Liability Committee, as well as some meetings of business unit audit committees, to aid their understanding of topical matters of interest to them and how they are handled by the Group.

Governance report Corporate governance continued

Directors’ interests The system is regularly reviewed and complies with the revised Details of each director’s interests in shares of the guidance on the Combined Code issued in October 2005 (the Company are set out in the Directors’ Remuneration Report Turnbull guidance). The Board last reviewed the effectiveness on page 116. of the system of internal control in 2009, covering all material controls, including financial, operational and compliance Directors’ indemnities and protections controls, and risk management systems. The Board confirms The Company has arranged appropriate insurance cover in that there is an ongoing process for identifying, evaluating and respect of legal action against directors and senior managers managing the significant risks faced by the Group, which has of companies within the Prudential Group. In addition, the been in place throughout the period covered by this report Articles of Association of the Company permit the directors and up to 18 March 2009. and officers of the Company to be indemnified in respect of The chief executive and chief financial officer of each business liabilities incurred as a result of their office. Prudential also unit certified compliance with the Group’s governance, provides protections for directors and senior managers of internal control and risk management requirements. The risk companies within the Group against personal financial management function reviewed any matters identified by exposure they may incur in their capacity as such. These business units in their certification, and also assessed the risk include qualifying third-party indemnity provisions (as and control issues that arose and were reported during the defined by the relevant Companies Act) for the benefit of year. This included: routine and exception-based risk directors of Prudential, including, where applicable, in their reporting; matters identified and reported by other Group capacity as directors of other companies within the Group.

Head Office oversight functions and the findings from the These indemnities were in force during 2008 and remain work of the internal audit function, who execute risk-based in force. audit plans throughout the Group. The results were reported to and reviewed by the Group Audit Committee,

Governance, internal control and risk management whose role is described on pages 89 to 91 and by the Board The Board is responsible for establishing a system of internal where appropriate. control, and for reviewing its effectiveness. To achieve this, the Board has established frameworks for internal governance, In line with the Turnbull guidance, the certification provided risk and corporate responsibility. This system is designed to above does not apply to certain material joint ventures where manage rather than eliminate the risk of failure to achieve the Group does not exercise full management control. In these business objectives, and can only provide reasonable and cases, the Group satisfies itself that suitable governance and risk not absolute assurance against material misstatement or loss. management arrangements are in place to protect the Group’s interests. In addition, the relevant Group company which is Further details on the procedures for the management of party to the joint venture must, in respect of any services it risk and the systems of internal control operated by the provides in support of the joint venture, comply with the Group are given in the section on Risk Governance on pages requirements of the Group’s internal governance framework. 96 and 97. The governance framework principally relates to the operational management of the Group’s businesses

Disclosure of information to auditor and includes pre-determined authority limits delegated

The directors who held office at the date of approval of this by the Board in respect of matters which are necessary for Directors’ Report confirm that, so far as they are each aware, the effective day-to-day running and management of the there is no relevant audit information of which the Company’s business. The Group Chief Executive has been delegated auditor is unaware; and each director has taken all the steps management authority by the Board, and in turn grants that he or she ought to have taken as a director to make authority to the executive, including the chief executive himself or herself aware of any relevant audit information officers of each business unit, who report to him for the and to establish that the Company’s auditor is aware of management of that business unit. In addition, each of that information. This confirmation is given and should be those chief executives has established a management interpreted in accordance with the provisions of section 234ZA board comprising the business unit’s most senior executives. of the Companies Act 1985.

88 Prudential plc Annual Report 2008

Board Committees Meetings

The Board has established audit, remuneration and nomination The Committee met six times during the year. By invitation, committees as standing committees of the Board with written the Chairman of the Board, the Chief Financial Officer, the terms of reference, which are kept under regular review. Company Secretary and Group Legal Services Director, the These committees are key elements of the Group’s corporate Group-wide Internal Audit Director, and other senior staff governance framework, and reports on each are included below: from the internal audit, risk, compliance and security functions where appropriate, as well as the lead partner of the external Audit Committee Report auditor attended meetings. Other audit partners also attended This report sets out the responsibilities of the Group Audit some of the meetings to contribute to the discussions relating Committee (the ‘Committee’) and the activities carried out to their area of expertise. by the Committee during the year to meet its objectives.

A detailed forward agenda has been in operation for a number of years which is continually updated to ensure all matters for

Role of the Committee which the Committee is responsible are addressed at the The Committee’s principal responsibilities consist of oversight appropriate time of year. The Committee’s principal business over financial reporting, internal control and risk management, during the year consisted of the following: and monitoring auditor independence. Its duties include gaining assurance on the control over financial processes and • Review of half-year and full-year results, the annual report the integrity of the Group’s financial reports, monitoring the and accounts, and other significant announcements where performance, objectivity and independence of the external appropriate; auditor, and reviewing the work of the internal auditor. • examination of critical accounting policies and key judgmental areas; In performing its duties the Committee has access to • review of changes in and implementation of Group employees and their financial or other relevant expertise Accounting Policies in compliance with International across the Group, and to the services of the Group-wide Accounting Standards and practices;

Internal Audit Director and the Company Secretary. The Governance • approval of external auditor’s management representation Committee may also seek external professional advice at the letter, review of external auditor’s full-year memorandum, Group’s expense. external audit opinion and final management letter; The Committee’s terms of reference, which are set by the • review of US filings and related external audit opinion; Board and kept under regular review, are available on our • monitoring of auditor independence and the external website at http://www.prudential.co.uk/prudential- auditor’s plans and audit strategy, the effectiveness of the plc/aboutpru/corporategovernance/ Alternatively, copies external audit process, the external auditor’s qualifications, may be obtained upon request from the Company Secretary, expertise and resources, and making recommendations for at the Company’s registered office. the re-appointment of the external auditor; • monitoring of the framework and effectiveness of the Membership Group’s systems of internal control, including the Turnbull The Committee is comprised exclusively of independent compliance statement and Sarbanes-Oxley procedures; non-executive directors of the Company, as set out below: • monitoring the effectiveness of both the Group’s risk framework and the management of key financial and Kathleen O’Donovan ACA (Chairman) operational risks; Ann Godbehere FCGA

• review of the internal audit plan and resources, and Lord Turnbull KCB CVO monitoring of the audit framework and internal audit Membership is selected to provide a broad set of financial, effectiveness; commercial and other relevant experience to meet the • monitoring the effectiveness of compliance processes Committee’s objectives. and controls, and performance against the Group Compliance Plan; The Board has designated Kathleen O’Donovan as its audit • review of anti-money laundering procedures, and allegations committee financial expert for Sarbanes-Oxley Act purposes, received via the employee confidential reporting lines; and and has determined that she also has recent and relevant • review of its own effectiveness and its terms of reference. financial experience for the purposes of the Combined Code.

The Board has further determined that Ann Godbehere, In addition, the Committee received in-depth presentations who held senior financial positions in the insurance sector, on a range of topics. brings additional recent and relevant financial experience The Chairman reported to the Board on matters of particular to the Committee. significance after each Committee meeting, and the minutes Full biographical details of the members of the Committee, of Committee meetings were circulated to all Board members. including their relevant experience are set out in their biographies on page 82.

Governance report
Corporate governance
continued

The Committee recognises the need to meet without the presence of executive management. Such sessions were held in March 2008 with the external and internal auditors, and in July 2008 with the external and internal auditors and the head of the security function. At all other times, management and auditors have open access to the Chairman.

Financial reporting
As part of its review of financial statements prior to recommending their publication to the Board, the Committee focused on: critical accounting policies and practices and any changes; decisions requiring a major element of judgement; unusual transactions; clarity of disclosures; significant audit adjustments; the going concern assumption; compliance with accounting standards; and compliance with obligations under the Combined Code and other applicable laws and regulations.

In addition, the Committee is regularly briefed by senior management on developments in international accounting standards.

Confidential reporting
At each meeting, the Committee received and reviewed a report on calls to the confidential reporting line, which is made available to employees to enable them to communicate confidentially on matters of concern, and actions taken in response to these calls. The Committee also considered whether any internal control implications arose from communications received. No internal control implications were raised from calls to the confidential helpline. During the year, the Chairman reviewed the procedures adopted by the Company on the methods of handling calls to the confidential reporting line across the Group with the Group-wide Internal Audit Director and the head of the security function.

Business unit audit committees
Each business unit has its own audit committee whose members and chairmen are independent of the respective business unit. The chairmen of these committees report regularly to the Committee, and their meetings are attended by senior management of the respective business unit, including the business units' heads of finance, risk, compliance and internal audit. Business unit audit committees have adopted standard terms of reference across the Group, with only minor variations to address overseas requirements or particular requirements of the business. The terms of reference of those committees were reviewed during the year, and all include escalation of significant matters to the Committee, approval of the business unit internal audit plans and overseeing the adequacy of internal audit resources. Also included are presentations from external auditors. During the year, the business unit audit committees reviewed and approved their respective internal audit plans, resources and the results of internal audit work, and met privately with both external and internal auditors.

Internal control and risk management
The Committee reviewed the Group's statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks. Throughout the year, the Committee received the minutes of the Disclosure Committee and the Group Operational Risk Committee and noted their activities. Further information on the Disclosure Committee and on risk governance appears on pages 94 to 95 and pages 96 to 97 respectively.

Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group must undertake an annual assessment of the effectiveness of internal control over financial reporting. Further details are provided on page 95.

Internal audit
The Committee regards its relationship with the internal audit function as pivotal to the effectiveness of its own activities. Group-wide Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the Combined Code and the Sarbanes-Oxley Act, and provides independent assurance on the Company's processes of identification and control of risk. The Committee agreed the work programme of the internal audit function to be undertaken during 2008. Each of the Group's business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Committee and by business unit audit committees. Across the Group, total internal audit headcount stands at 120. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Chief Financial Officer.

Formal reports are submitted to Committee meetings, with interim updates where appropriate, and views are also sought at the private meetings between the Committee and the internal auditors, as well as during regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director.

The Committee assesses the effectiveness of the internal audit function by means of regular reviews, some of them carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. External reviews of internal audit arrangements and standards were conducted in 2006 and 2007 to ensure that the activities and resources of internal audit are most effectively organised to support the oversight responsibilities of the Committee. These reviews, performed by Deloitte, confirmed that the internal audit function complies with the Institute of Internal Auditors' international standards for the professional practice of internal auditing and was operating effectively. An internal assessment of the internal audit function was performed by the Group-wide Internal Audit Director in 2008, based on the internal audit function's ongoing self-assessment processes and using a maturity model derived from the review criteria used by Deloitte. The assessment confirmed that the internal audit function conforms to the Institute of Internal Auditors' international standards and continues to operate effectively in all areas of professional practice. The results of the assessment were reported in detail to the Committee in February 2009.

90 **Prudential plc** Annual Report 2008

External audit Re-appointment of auditor

The Committee has a key oversight role in relation to the The Group operates a policy under which at least once every external auditor, KPMG Audit Plc, whose primary relationship five years a formal review is undertaken by the Committee to is with the Committee. The Group’s Auditor Independence assess whether the external audit should be re-tendered. The Policy ensures that the independence and objectivity of the external audit was last put out to competitive tender in 1999 external auditor is not impaired. The policy sets out four key when the present auditor was appointed. In 2005, 2006, 2007 principles which underpin the provision of non-audit services and 2008 the Committee formally considered the need to by the external auditor, namely that the auditor should not: re-tender the external audit service and concluded that, given the significant changes in accounting, audit and regulatory

• Audit its own firm’s work; requirements, the interests of the Company were better served • make management decisions for the Group; by retaining the existing auditor through a period of continuing • have a mutuality of financial interest with the Group; or change. In addition, the Committee concluded that there was • be put in the role of advocate for the Group. nothing in the performance of the auditor requiring a change. All services provided by the auditor in accordance with this In 2007, a new lead audit partner was appointed by KPMG policy are pre-approved by the Committee. The Committee Audit Plc, in line with the Auditing Practices Board Ethical regularly reviews and updates the policy to ensure alignment Statements and the Sarbanes-Oxley Act. with the latest standards and best practice in establishing, Following its review of the external auditor’s effectiveness maintaining and monitoring auditor independence and and independence, the Committee has recommended to the objectivity.

Board that KPMG Audit Plc be re-appointed as auditor of the Company, and a resolution for the re-appointment of KPMG

Audit fees

Audit Plc as auditor of the Company to hold office until the end For the year ended 31 December 2008, the Committee of the 2010 Annual General Meeting will be put to a shareholder approved fees of £9.0 million to its auditor, KPMG Audit Plc, vote at the Annual General Meeting on 14 May 2009. for audit services and other services supplied pursuant to Governance relevant legislation. In addition, the Committee approved fees

Review of Committee effectiveness of £1.8 million to KPMG for services not related to audit work,

During the year, the Committee undertook an in-depth which accounted for 17 per cent of total fees paid to the performance assessment in-house by way of a detailed external auditor in the year. Non-audit services primarily questionnaire, administered by Group Secretariat, addressing related to actuarial services and basic tax compliance work. both compliance with various regulations and codes In accordance with the Group’s Auditor Independence Policy, of conduct, and qualitative aspects of the Committee’s all services were approved prior to work commencing, and performance during the year. The results were discussed each of the non-audit services was confirmed to be permissible at a Committee meeting in January 2009 and reported for the external auditor to undertake, as defined by the to the Board in February 2009. Recommendations to improve Sarbanes-Oxley Act. The Committee reviewed the non-audit processes identified by the review are being implemented, services being provided to the Group by KPMG at regular and the

Committee is satisfied, based on the findings of intervals during 2008. A summary of audit fees is provided this review, that it had been operating as an effective audit in Note I4 of the Group Financial Statements. committee throughout the year, meeting all applicable legal and regulatory requirements. Further reviews of

Auditor performance and independence the effectiveness of the Committee will be undertaken As part of its work during 2008, the Committee assessed the regularly, and will from time to time be conducted by performance of the external auditor, its independence and external consultants. objectivity, and the effectiveness of the audit process. In addition to questioning the external auditor and the Chief Financial Officer, which is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group-wide Internal Audit, supplemented by interviews with senior finance staff and Committee members.

In addition, the Committee received the results of an internal review carried out by the external auditor in respect of its services to the Group. The Committee also reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Governance report
Corporate governance
continued

Remuneration Committee Report

Role of the Committee

The Remuneration Committee (the 'Committee') determines the remuneration packages of the Chairman and executive directors. It also agrees the principles and monitors the level and structure of remuneration for a defined population of senior management as determined by the Board. In framing its remuneration policy, the Committee has given full consideration to the provisions of Schedule A to the Combined Code. The Directors' Remuneration Report prepared by the Board is set out in full on pages 102 to 127. In preparing the report, the Board has followed the provisions of the Combined Code, the Listing Rules of the Financial Services Authority, and the Companies Acts.

Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Committee consults the Chairman and the Group Chief Executive about the Committee's proposals relating to the remuneration of all executive directors. The Committee has access to professional advice inside and outside the Company.

The Committee's terms of reference, which are set by the Board and kept under regular review, are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/ Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

The terms of reference comply with all significant aspects of relevant investor guidelines, and are benchmarked against others in similar industries. The terms require the Committee to ensure that when setting remuneration policy, the Company provides reward for enhancing shareholder value responsibly in relation to executive directors' individual contributions, which we believe is the appropriate policy to support our business.

Membership

The Committee is comprised exclusively of independent non-executive directors of the Company, as set out below:

Bridget Macaskill (Chairman)
Keki Dadiseth *FCA*
Michael Garrett
James Ross

Full biographical details of the members of the Committee, including their relevant experience are set out in their biographies on page 82.

Meetings

The Committee normally has scheduled meetings at least four times a year and a number of additional meetings, as required, to review remuneration policy and the application of that policy. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest. During 2008, a total of eight Committee meetings were held.

Nomination Committee Report

Role of the Committee

The Nomination Committee (the 'Committee'), in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and identifies the roles and capabilities required at any given time, taking into account the Group's business. Candidates are considered on merit against those criteria, and the Committee makes recommendations to the Board regarding suitable candidates for appointments. In appropriate cases, search consultants are used to identify candidates. The Committee also reviews conflicts of interest or potential conflicts of interest raised by directors between Board meetings or for prospective new Board members. In cases where there might be an actual or potential conflict of interest, the Committee has powers to authorise any such actual or potential conflict situation on behalf of the Board, imposing any terms and conditions it deems appropriate, or to make recommendations to the Board as to whether the conflict or potential conflict should be authorised, and on what terms.

The Committee's terms of reference, which are set by the Board and kept under regular review, are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/ Alternatively, copies may be obtained upon request from the Company Secretary, at the Company's registered office.

Membership

The Committee is comprised of independent non-executive directors and the Chairman, as set out below:

Sir David Clementi *FCA MBA*
(Chairman until 31 December 2008)
Harvey McGrath (Chairman from 1 January 2009)
Bridget Macaskill
James Ross

92 **Prudential plc** Annual Report 2008

Meetings

The Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Group Chief Executive is closely involved in the work of the Committee and is invited to attend and contribute to meetings.

During 2008, the Committee, with the approval of the Board, established a sub-committee chaired by the Senior Independent Director and including Bridget Macaskill and Kathleen O'Donovan, to manage the search for a successor to the Chairman. The sub-committee formally met three times during the year and maintained regular contact throughout the process. External advice was also received. The Chairman did not attend any of these meetings. The sub-committee recommended to the Board the appointment of Harvey McGrath as a non-executive director and Chairman Designate. Harvey McGrath was appointed by the Board as a non-executive director on 1 September 2008 and succeeded Sir David Clementi as Chairman of the Board on 1 January 2009. Full biographical details of Harvey are set out on page 81.

The process of evaluating the skills and composition of the Board is ongoing, and is kept under regular review in order to ensure appropriate plans for succession to the Board are in place.

Relations with shareholders

Communication with shareholders

As a major institutional investor, the Company is very aware of the importance of maintaining good relations with its shareholders. We regularly hold discussions with major shareholders and a programme of meetings took place during 2008. A perception survey into the views of the Company's major investors is undertaken on an annual basis by an independent firm, and the results of this survey are presented to the Board. Board members also regularly receive copies of the latest analysts' and brokers' reports on the Company and the sector, to further develop their knowledge and understanding of external views about the Company. The Chairman and the non-executive directors provided feedback to the Board on topics raised with them by major shareholders. Should major shareholders wish to meet newly appointed directors, or any of the directors generally, they are welcome to do so.

The Group maintains a corporate website http://www.prudential.co.uk containing a wide range of information of interest to private and institutional investors, including the Group's financial calendar. The shareholder information section on pages 364 and 365 contains further details which may be of interest to shareholders.

Annual General Meeting

The Annual General Meeting will be held in the Churchill Auditorium at The Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 14 May 2009 at 11.00am. The Company believes the Annual General Meeting is an important forum for both institutional and private shareholders and encourages all its shareholders to vote. Shareholders are given the opportunity during annual general meetings to put questions to the Board on matters relating to the Group's operations and performance.

At its Annual General Meeting in 2008, the Company continued its practice of calling a poll on all resolutions. The voting results, which included all votes cast for and against each resolution at the meeting, and all proxies lodged prior to the meeting, were indicated at the meeting and published on the Company's website as soon as practicable after the meeting. The Company also disclosed the number of votes withheld at the meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution, and ensures all votes cast either at the meeting or through proxies are included in the result.

Company constitution

The Company is governed by the Companies Acts and other applicable legislation, and by its Memorandum and Articles of Association. The Memorandum and Articles of Association are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/memorandum/

Any change to the Memorandum or the Articles must be approved by special resolution of the shareholders in accordance with the provisions of the Companies Acts. Changes to the Articles of Association will be proposed at this year's Annual General Meeting. Details of the proposed changes are set out in the Notice of Annual General Meeting 2009 and Explanation of Business, which is sent to shareholders and is also available on the Company's website at http://www.prudential.co.uk/prudential-plc/investors/agminfo/2009/

Share capital

On 31 December 2008, the Company's issued share capital, which is set out in Note H11, consisted of 2,496,947,688 ordinary shares of 5 pence each, all fully paid up and listed on the Main Market of the London Stock Exchange. The number of accounts on the share register at 31 December 2008 was 75,438 (2007: 75,948). The Company is listed on the New York Stock Exchange in the form of American Depositary Shares, referenced to its ordinary shares, under a depositary agreement with JP Morgan.

Governance

93

Governance report
Corporate governance
continued

Rights and obligations

The rights and obligations attaching to the Company's shares are set out in full in the Company's Articles of Association. There are no voting restrictions on the ordinary shares, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy has one vote regardless of the number of shares held, in accordance with the Companies Acts. Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the registered owner, in accordance with the relevant plan rules. Trustees may vote at their discretion, but do not vote on any unawarded shares held as surplus assets.

As at 18 March 2008, trustees held 0.227 per cent of the issued share capital of the Company under the various plans in operation.

Rights to dividends under the various schemes are set out in Note I2.

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST), and transfer is not restricted except that the directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors make use of that power, they must send the transferee notice of the refusal within two months.

Certain restrictions may be imposed from time to time by laws and regulations (for example, insider trading laws), and pursuant to the Listing Rules of the Financial Services Authority and Prudential's own share dealing rules whereby certain employees of the Company require the approval of the Company to deal in the Company's ordinary shares.

Some of the Company's employee share plans include restrictions on transfer of shares while the shares are subject to the plan. As described in the Directors' Remuneration Report, non-executive directors use a proportion of their fees to purchase shares in the Company which may not normally be transferred during a director's period of office. In addition, all directors hold a number of qualification shares, which they would also be expected to retain during their tenure of office.

Significant shareholdings

As at 18 March 2009, the Company had received notification in accordance with Rule 5.1.2 R of the Disclosure and Transparency Rules of the Financial Services Authority from Legal & General Group Plc and Capital Research and Management Company that they held 4.96 per cent and 5.005 per cent respectively of the Company's issued ordinary share capital at the time of notification.

Powers of directors to issue shares

The directors require authority from shareholders in relation to the issue of shares by the Company. Whenever shares are issued, the Company has to offer the shares to existing shareholders pro rata to their holdings, unless it has been given authority by shareholders to issue shares without offering them first to existing shareholders. The Company seeks authority from its shareholders on an annual basis to issue shares, up to a maximum amount, and to issue up to five per cent of its issued share capital without observing pre-emption rights, in line with relevant regulations and best practice.

Details of shares issued during 2007 and 2008 are given in Note H11. No shares were issued in 2006 disapplying pre-emption rights, and the total number of shares issued disapplying pre-emption rights over the last three years amounted to less than 7.5 per cent.

Powers of directors to buy back shares

The directors also require authority from shareholders in relation to the buying back of shares by the Company. The Company seeks authority by special resolution on an annual basis for the buyback of its own shares in accordance with the relevant provisions of the Companies Acts and other related guidance. The Company has not made use of that authority since it was last granted at its Annual General Meeting in 2008. This existing authority is due to expire at the end of this year's Annual General Meeting. A special resolution to approve the renewal of this authority will be put to shareholders at the Annual General Meeting on 14 May 2009.

US corporate governance and regulations

As a result of the listing of its securities on the New York Stock Exchange, the Company is required to comply with the relevant provisions of the Sarbanes-Oxley Act 2002 as they apply to foreign private issuers, and has adopted procedures to ensure this is the case.

94 Prudential plc Annual Report 2008

In particular in relation to the provisions of Section 302 of that Act, which covers disclosure controls and procedures, a Disclosure Committee has been established reporting to the Group Chief Executive, chaired by the Chief Financial Officer and comprising members of senior management. The objectives of this Committee are to:

• Assist the Group Chief Executive and the Chief Financial Officer in designing, implementing and periodically evaluating the Company’s disclosure controls and procedures; • monitor compliance with the Company’s disclosure controls and procedures; • review and provide advice to the Group Chief Executive and Chief Financial Officer with regard to the scope and content of all public disclosures made by the Company which are of material significance to the market or investors; and • review and consider, and where applicable follow up on, matters raised by other components of the disclosure process. These may include, to the extent they are relevant to the disclosure process, any matters to be raised with the Group Audit Committee, the internal auditors or the external auditor of the Company’s internal controls.

In discharging these objectives, the Committee helps to Governance support the certifications by the Group Chief Executive and the Chief Financial Officer of the effectiveness of disclosure procedures and controls required by Section 302.

The provisions of Section 404 of the Sarbanes-Oxley Act require the Company’s management to report on the effectiveness of internal controls over financial reporting in its annual report on Form 20-F, which is filed with the US Securities and Exchange Commission. To comply with this requirement to report on the effectiveness of internal control, the Group has undertaken a significant project to document and test its internal controls over financial reporting in the format required by that Act. The annual assessment and related report from the external auditor will be included in the Group’s annual report on Form 20-F, which will be published in the coming months.

In addition, the Disclosure Committee has regard to the UK Listing Regime, and evaluates whether or not a particular matter requires disclosure to the market.

Governance report Risk governance

Organisation The committees’ oversight is supported by the Group Chief Prudential’s risk governance framework requires that all of Risk Officer, with functional oversight provided by: the Group’s businesses and functions establish processes for

• Group Security: Develop and deliver appropriate security identifying, evaluating and managing the key risks faced by the measures to protect the Group’s staff, physical assets and Group. The framework is based on the concept of ‘three lines intellectual property. of defence’: risk management; risk oversight; and independent

• Group Compliance: Verify compliance with regulatory assurance. standards and inform the Group’s senior management The diagram below outlines the Group-level framework. and the Board on key regulatory issues affecting the Group.

• Group Risk: Establish and embed a capital management Risk management: As described in the corporate governance and risk oversight framework and culture consistent with report above, primary responsibility for strategy, performance Prudential’s risk appetite that protects and enhances the management and risk control lies with the Board, Group Chief Group’s embedded and franchise value.

Executive and the chief executives of each business unit.

Independent assurance: As described in the corporate Risk oversight: Risk exposures are monitored and reviewed governance report above, the Group Audit Committee, by Group-level risk committees, chaired by the Chief Financial supported by Group-wide Internal Audit, provides Officer, with representation from business unit and Group independent assurance and oversight of the effectiveness of Head Office oversight functions: the Group’s system of internal control and risk management.

• Group Asset Liability Committee: Meets monthly to oversee the Group’s financial risk (market, credit, liquidity and insurance risks) exposures.

• Balance Sheet and Capital Management Committee: Meets monthly to manage the Group’s balance sheets and to oversee the activities of the Prudential Capital business unit.

• Group Operational Risk Committee: Meets quarterly to oversee the Group’s non-financial risk (operational, business environment and strategic risks) exposures.

Risk governance framework

Risk management Risk oversight Independent assurance

Prudential plc Board

Group Asset Liability Group Committee Chief Executive Balance Sheet and

Group Audit Group Executive Capital Management Committee Committee Committee Group Operational Risk Committee

Chief Financial Group Chief Officer Risk Officer

Group risk, compliance and Group-wide security functions Internal Audit

Business unit Business unit risk and Business unit chief executives oversight functions audit committees

Board/Board committees Direct reporting line

Management committees Provides support to committees Personnel Regular dialogue and reporting Functions Regular communication and escalation

96 Prudential plc Annual Report 2008

Principles and objectives Reporting

Risk is defined as the uncertainty that Prudential faces in The Group Executive Committee and the Board are provided successfully implementing its strategies and objectives. with regular updates on the Group’s economic capital position, This includes all internal or external events, acts or omissions overall position against risk limits and RAP. They also receive that have the potential to threaten the success and survival the annual financial condition reports prepared by the Group’s of Prudential. insurance operations.

The control procedures and systems established within the The Group Audit Committee is provided with minutes of the Group are designed to manage, rather than eliminate, the risk Group Operational Risk Committee, and regular updates on of failure to meet business objectives. They can only provide financial and operational risk exposures. reasonable and not absolute assurance against material Group Head Office oversight functions have clear escalation misstatement or loss, and focus on aligning the levels of criteria and processes for the timely reporting of risks and risk-taking with the achievement of business objectives. incidents by business units. As appropriate, these risks and Material risks will only be retained where this is consistent incidents are escalated to the various Group-level risk with Prudential’s risk appetite framework, ie: committees and the Board.

• The retention of the risk contributes to value creation; Internal business unit routine reporting requirements vary • the Group is able to withstand the impact of an adverse according to the nature of the business. Each business unit outcome; and is responsible for ensuring that its risk reporting framework • the Group has the necessary capabilities, expertise, meets both the needs of the business unit (for example processes and controls to manage the risk. reporting to the business unit risk and audit committees) and the minimum standards set by the Group (for example, The Group has five objectives for risk and capital management: to meet Group-level reporting requirements). a Framework: Design, implement and maintain a capital Business units review their risks as part of the annual management and risk oversight framework consistent with Governance preparation of their business plans, and review opportunities the Group’s risk appetite and Risk-Adjusted Profitability and risks against business objectives regularly with Group (RAP) model. executive management. Group Risk reviews, and reports b Monitoring: Establish a ‘no surprises’ risk management to Group executive management, on the impact of large culture by identifying the risk landscape, assessing and transactions or divergences from business plans. monitoring risk exposures and understanding change drivers. c Control: Implement risk mitigation strategies and remedial actions where exposures are deemed inappropriate and manage the response to extreme events. d Communication: Communicate the Group risk, capital and profitability position to internal and external stakeholders and rating agencies. e Culture: Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice risk measurement and management across the Group and industry.

Governance 97

Governance report

Corporate responsibility governance

The Board is committed to achieving the highest standards of Corporate Responsibility (CR) in directing and controlling the business. In terms of the governance of our CR strategy, Nick Prettejohn, Chief Executive Prudential UK and Europe, has Board level responsibility for social, environmental and ethical risk management. The Board discusses Prudential’s performance on these areas at least once a year and also reviews and approves Prudential’s CR report and strategy on an annual basis.

Below Board level, the Responsibility Committee is a specialist Group-wide committee chaired by Stephen

Whitehead, Group Communications Director. This committee is responsible for reviewing Prudential’s business conduct and social and environmental policy, and ensures consistency of approach across the Group’s international businesses. Consideration of environmental, social and community matters is embedded in our Code of Business Conduct and supported by our CR philosophy and programme, which takes into account local cultures and requirements across our businesses.

The Corporate Responsibility team, which is located in Group Head Office, develops Prudential’s CR strategy and works closely with individual business units to provide advice. The team also assists with the development and adaptation of Group-wide initiatives so that they not only fit with our overall Group principles but are also adapted to meet local needs.

98 Prudential plc Annual Report 2008

Governance

Additional disclosures

The following additional disclosures are made in compliance Post-balance sheet events with the Companies Act 2006, the Disclosure and Important events affecting the Company after the end of the Transparency Rules and the Combined Code. financial year are detailed in Note I10.

Financial reporting Significant agreements that take effect, alter or

The directors have a duty to report to shareholders on the terminate upon a change of control of the Company performance and financial position of the Group and are following a takeover bid responsible for preparing the financial statements on pages Under the agreements governing Prudential Corporation 131 to 315 and the supplementary information on pages 318 to Holdings Limited’s life insurance and fund management 356. It is the responsibility of the auditor to form independent joint ventures with China International Trust & Investment opinions, based on its audit of the financial statements and its Corporation (CITIC), if there is a change of control of the review of the EEV basis supplementary information; and to Company, CITIC may terminate the agreements and either report its opinions to the Company’s shareholders and to the (i) purchase the Company’s entire interest in the joint venture Company. Its opinions are given on pages 317 and 358. or require the Company to sell its interest to a third-party designated by CITIC or (ii) require the Company to purchase Company law requires the directors to prepare financial all of CITIC’s interest in the joint venture. The price of such statements for each financial year which give a true and fair purchase or sale is to be the fair value of the shares to be view of the state of affairs of the Company and of the Group. transferred, as determined by the auditor.

The criteria applied in the preparation of the financial Governance statements are set out in the statement of directors’

Essential contracts or arrangements responsibilities on page 316.

There are a number of significant relationships with third-The directors are further required to confirm that the parties, which have value to the business. No single directors’ report includes a fair review of the development relationship, however, is considered to be essential to the and performance of the business, with a description of the Group as a whole. principal risks and uncertainties. Such confirmation is included in the statement of directors’ responsibilities Compensation for loss of office on page 316. None of the terms of employment of the Company’s directors includes provisions for payment of compensation for loss The Business Review includes, on pages 34 to 41, a description of office or employment that occurs because of a takeover. of the Group’s risk and capital management, which includes a Terms applying on a termination of their office are set out in the description of the Group’s liquidity position. These risks are Directors’ Remuneration Report. In the US, senior executives also discussed in Note C to the financial statements. The Group participate on a discretionary basis in a plan which entitles has considerable internal and external financial resources and them to compensation, in the event that their employment the directors believe that the Group is well placed to manage is terminated or adversely affected as a result of a takeover. its business risks successfully despite the current uncertain In addition, one employee in our Asian business participates economic outlook. in a similar plan.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue its operations for the foreseeable future. The directors therefore have continued to use the going concern basis in preparing the financial statements.

Governance

Governance

Index to principal Directors’ Report disclosures

Information required to be disclosed in the Directors’ Report may be found in the following sections:

Information Section in Annual Report Page number(s)

Business review Overview and business review 2-78 Essential contracts or arrangements Additional disclosures 99 Disclosure of information to auditor Corporate governance 88 Directors in office during the year Governance 81-82, 84 Principal activities Business review 23 Dividend recommended for the year Business review 27 Details of qualifying third-party indemnity provisions Corporate governance 88 Political and charitable donations and expenditure Corporate responsibility review 78 Financial instruments – risk management objectives Business review 69 and policies Post-balance sheet events Note I10 of the Notes on the Group financial statements and Additional disclosures 99, 305 Future developments of the business of the Company Business review 18-78 Employment policies and employee involvement Corporate responsibility review 74-78 Creditors – policy on payment and practice Corporate responsibility review 78 Structure of share capital, including restrictions on the Corporate governance 93-94 transfer of securities, voting rights and significant shareholders Rules governing appointments of directors Corporate governance 84 Rules governing changes to the articles of association Corporate governance 93 Powers of directors Corporate governance 84 Significant agreements impacted by a change of control Additional disclosures 99 Agreements for compensation for loss of office or Additional disclosures 99 employment on takeover

In addition, the risk factors set out on pages 360 to 363 are incorporated by reference into this Directors’ Report. On behalf of the Board of directors

Peter Maynard

Company Secretary

18 March 2009

100 Prudential plc Annual Report 2008

Directors’ remuneration report 102

report remuneration Directors’

Directors’ remuneration report

Directors’ remuneration report For year ending 31 December 2008

Dear Shareholders The Remuneration Committee determines remuneration policy and makes decisions on individuals’ remuneration while taking I am pleased to present the 2008 remuneration report for into account: Prudential, setting out our remuneration policy for senior

• The UK’s regulatory framework; executives and the remuneration for our executive directors.

• shareholders’ views;

The primary objectives of our remuneration policy remain • good practice as set out in investor guidelines; unchanged: to attract high calibre executives and to encourage • UK corporate governance standards; them to contribute to the success of Prudential by fulfilling our • remuneration practices and levels of compensation business plans, thereby achieving returns for our shareholders. in local markets; and We reward executives based on the Company’s success and • remuneration arrangements for other employees their individual contributions. By focusing on the delivery of in the Company. both short and long-term business objectives the remuneration Thus the policy aims to comply with good practice in the policy supports the Company’s strategy and goals and is UK, whilst not losing sight of the need to take account of effectively aligned with the interests of shareholders. competitive conditions in the local market in which an As I indicated in last year’s Report, in 2008 the Committee individual works. undertook a full review of the remuneration policy for the The Committee’s remuneration policy applies a set of executive directors. The results of the review clearly indicated Remuneration Principles which support the Committee’s that there are areas of our executive directors’ remuneration strong belief that remuneration must reflect performance which are below market, particularly incentive levels. However which delivers the Group’s strategy and ensures a continuing when considering the findings of the review, we have been alignment with the shareholders. The review conducted in very conscious of the current economic climate, both globally 2008 confirmed the validity of the principles which guide the and in each region in which we do business. Hence the Remuneration Committee in determining its general approach Committee considers that this is not an appropriate time to to remuneration and the awards made to the individual make changes to executive compensation. In reaching this executive directors. decision we have been particularly mindful of the interests and perspectives of shareholders. The Remuneration Principles which the Committee has applied are: In consequence:

• A high proportion of total remuneration will be delivered

• We made no changes for 2009 to the basic salaries of through performance-related reward with high levels of our executive directors or our Group Leadership Team reward only being paid for high levels of achievement; (top 100 employees); • a significant element of performance-related reward will • in deciding 2008 bonus levels, we applied no discretion be provided in the form of shares; when considering the financial results against targets • the total remuneration package for each executive director which had been set at the beginning of the year; and will be set in relation to the relevant employment market; • we have not changed the levels of long-term incentive • the performance of business unit executives will be awards for 2009. measured at both a business unit and Group level; During 2008 we also reviewed our incentive arrangements to • performance measures will include absolute financial ensure that they do not encourage inappropriate behaviour, measures and relative measures as appropriate, to provide especially in terms of short-term risk taking. The annual alignment between achieving results for shareholders and bonus plan measures for 2009 place particular emphasis on the rewards for executives; and generation of cash and preservation of capital, as discussed • reward structures will be designed to deliver fair and on page 105 to reflect the importance of these factors to the equitable remuneration for all employees.

Group. The Committee is satisfied that the structure of the incentive arrangements is appropriate but will continue to keep this under review during the year.

102 Prudential plc Annual Report 2008

The Committee will continue to review these principles regularly.

The members of the Remuneration Committee during 2008, listed below, are all independent non-executive directors:

Bridget Macaskill (Chairman)
Keki Dadiseth
Michael Garrett
James Ross (joined 1 January 2008)

The Committee meets on at least four occasions each year and more often when necessary. In 2008 the Committee met eight times. The Chairman and the Group Chief Executive are invited to attend the meetings and are asked to provide their views as appropriate. The Committee decides the remuneration of the Chairman and the executive directors, including the Group Chief Executive, but in no case is any person present when their own remuneration is discussed. Each year the Committee reviews the remuneration of senior management throughout the Group.

In addition to the review undertaken, during last year the Committee addressed its regular tasks of determining the appropriate level of the executive directors' annual incentive reward for the previous year, deciding incentive award structures for the current year and reviewing salaries for the subsequent year. In addition, the Committee:

- Finalised the proposals on the new long-term incentive plan for Michael McLintock which was approved by shareholders at the Annual General Meeting and implemented during 2008;
- reviewed the comparator group of companies to be used under the 2008 Group Performance Share Plan;
- finalised the terms following the resignation of Philip Broadley;
- finalised the terms for the appointment of Tidjane Thiam;
- finalised the terms for the appointment of Harvey McGrath;
- reviewed the performance measures in the long-term incentive plans; and
- reviewed the remuneration of senior managers throughout the Group.

It has been announced that Tidjane Thiam will succeed Mark Tucker as Group Chief Executive from 1 October 2009. The details of the remuneration terms which the Committee has agreed for Tidjane Thiam and the arrangements for Mark Tucker following his resignation have been included on page 114 in this Report.

The Committee sought the views and assistance of Priscilla Vacassin, Group Human Resources Director, Hilary Oliver, Director of Group Reward and Employee Relations, Philip Broadley, Group Finance Director until May 2008 and Tidjane Thiam, Chief Financial Officer from May 2008. In making its decisions, the Committee also requested consultancy assistance from Deloitte LLP and PricewaterhouseCoopers LLP, reviewed market data from Deloitte LLP, Towers Perrin and McLagan Partners and obtained legal advice, including employment law and advice on the operation of the Company's share plans from Slaughter and May and Linklaters. Some of these companies also provided other services to the Company: Deloitte LLP, PricewaterhouseCoopers LLP and Slaughter and May in relation to advice on taxation and finance matters, Towers Perrin in relation to advisory work on finance matters and Slaughter and May in relation to advice on commercial and corporate law and general legal advice.

I remain fully confident the Committee's approach is fully aligned with the Company's business plans and shareholder interests, and rewards Prudential's executive directors appropriately for their performance.

Bridget Macaskill
Chairman
Remuneration Committee

18 March 2009

Directors' Remuneration Regulations

The 2008 Directors' Remuneration Report has been approved by the Board in accordance with Section 234C of the Companies Act 1985, and in accordance with Section 241A of the Companies Act a resolution will be put to shareholders at the Annual General Meeting inviting them to consider and vote on it. This report complies with the requirements of the Regulations and KPMG Audit Plc has audited the sections contained on pages 117 to 127.

During the year, the Company has complied with Schedule A and Schedule B and the provisions relating to the Principles of Good Governance and Code of Best Practice of the Combined Code then in force regarding directors' remuneration.

Directors' remuneration report

103

Directors’ remuneration report For year ending 31 December 2008 continued

Remuneration Committee terms of reference Remuneration Policy and structure for 2009

The Remuneration Committee’s terms of reference are During 2008 the Committee: available on the Company’s website and a copy may be

• Reviewed the Remuneration Principles which guide obtained from the Company Secretary. its decisions and confirmed they were in line with The Committee’s objectives include: good practice; • confirmed that the remuneration structure for each of the

• Determining the remuneration framework for the executive directors was broadly appropriate with a correct Chairman and the executive directors; balance between • reviewing the design of all long-term incentive arrangements – fixed and variable elements of remuneration applying to the executive directors; – annual and long-term incentives • approving the design and targets for any performance-– reward provided in cash and shares related pay plans for the executive directors and individual – incentives based on Group and business unit performance; payments made under the plans; • reviewed the executive directors’ remuneration against • setting the Chairman’s fees and executive directors’ annual market at a total compensation level and by different remuneration packages; elements; • reviewing the terms of the executive directors’ service • decided that although there were areas of remuneration agreements; below market, no changes to incentive levels would be made • monitoring the remuneration of a defined population of at this time; senior executives; • decided that no salary increases for executive directors • reviewing the design of all share incentive plans operating would be made in 2009; over Prudential plc shares; • considered the design, including the performance measures, • determining the structure and quantum of any severance of our annual incentive arrangements for executive directors; packages for executive directors; and • considered the design, including the performance measures, • approving the annual Directors’ Remuneration Report. of our long-term incentive arrangements for executive directors; and

Remuneration Policy for executive directors

• considered the salary review plans for all other employees and incentive arrangements in the Group.

The Company’s Remuneration Policy applies the

Remuneration Principles as described in the letter from the

Review of market positioning

Chairman of the Remuneration Committee, including the

During 2008, the Committee reviewed its policy on the principle of setting remuneration structures of individual appropriate market position for each executive director and executive directors by reference to their different roles and confirmed the following: the markets in which they operate.

• Setting total compensation against the median of the FTSE 50 In overall terms, the Committee considers the current for the relevant role is appropriate for Mark Tucker, Tidjane remuneration architecture for the executive directors is Thiam, and Nick Prettejohn; appropriate because of its simplicity and transparency and • setting total compensation against the median of the FTSE 50 its alignment with shareholders’ interests. for the relevant role is also appropriate for Barry Stowe, in the Mark Tucker is leaving Prudential on 30 September 2009 absence of reliable market data in Asia; and Tidjane Thiam will become Group Chief Executive from • setting total compensation against the median of the Life

1 October 2009. The remuneration arrangements which will Office Management Association (LOMA) data for US apply to Mark following his resignation and Tidjane on his insurers is appropriate for Clark Manning; and appointment are included on page 114 of this Report. • setting total compensation for Michael McLintock against survey data from McLagan Partners of an appropriate peer group is appropriate, targeting median compensation for median performance and upper quartile for superior performance.

104 Prudential plc Annual Report 2008

Performance measures in 2009 annual bonus plans

The 2009 annual plans for the majority of executive directors include performance measures at a Group and business unit level based on:

IFRS profits
EEV profits
Operating cash flow
Insurance Groups Directive capital surplus position

Michael McLintock's business unit annual plan includes growth in third-party funds, M&G investment performance and M&G IFRS profit.

The proportions of financial and individual performance for each executive director are:

2009 Annual incentives

	Financial measures		Personal performance
	Group	Business unit	
Clark Manning*	25%	65%	10%
Michael McLintock	10%	75%	15%
Nick Prettejohn	20%	60%	20%
Barry Stowe	20%	60%	20%
Tidjane Thiam	80%	–	20%
Mark Tucker	80%	–	20%

* The proportions for Clark Manning's annual bonus include a Jackson senior management bonus pool which is based on Jackson financial performance. The proportions shown in the table incorporate a notional level for this pool, and in a year when Jackson has superior performance the percentage of his reward based on Jackson business would be substantially higher.

The proportions for 2008 bonus plans were as above, but the performance measures did not include Insurance Groups Directive capital surplus.

Performance measures in long-term incentive plans

2009 Group Performance Share Plan (GPSP)

Awards under the 2009 Group Performance Share Plan are based on Prudential's Total Shareholder Return compared with the TSR performance of its competitors. Further details are set out in the section on 'Executive Directors' long-term incentive plans' on page 111.

2008 and 2009 Business Unit Performance Plan (BUPP) awards

The 2007 Directors' Remuneration Report noted that the Company was planning to change its reporting basis to Market Consistent Embedded Value (MCEV) for European insurers. This would have meant that the Committee needed to review the BUPP performance measure which is Shareholder Capital Value on an European Embedded Value (EEV) basis. However in December 2008, the CFO Forum, representing the leading insurance companies in Europe, expressed its concern about the appropriateness of MCEV principles in the current market environment, especially its suitability in periods of economic turmoil, and announced that a further review would take place in 2009.

In view of this decision the Committee confirmed that as in previous years the vesting of the awards under the 2008 and 2009 Business Unit Performance Plan for the Chief Executives of the UK, US and Asia will be based on the growth in Shareholder Capital Value (SCV) on an EEV basis for each relevant business unit. Details of the measures are set out in the section on 'Business Unit Performance Plans (BUPPs) – executive directors with regional responsibility' on page 111. In the event that Prudential changes its supplementary basis of reporting from EEV the Committee will keep the vesting schedules under review to ensure that outcomes are not materially distorted up or down by such a change. The business based long-term incentive plan for Michael McLintock is described in the section 'M&G Executive Long-Term Incentive Plan' on page 112.

The performance measures which will be used in the 2009 long-term incentive plans for the executive directors are as follows:

		Long-term incentive plans 2009 Performance measures	
		Group Performance Share Plan	Business Unit Performance Plan
Clark Manning	President and Chief Executive Officer Jackson	TSR	Jackson SCV growth
Michael McLintock	Chief Executive M&G	TSR	M&G IFRS Profit and Fund performance
Nick Prettejohn	Chief Executive Prudential UK and Europe	TSR	UK SCV growth
Barry Stowe	Chief Executive Prudential Corporation Asia	TSR	Asia SCV growth
Tidjane Thiam	Chief Financial Officer	TSR	n/a

As Mark Tucker is leaving Prudential in 2009 he will not receive a long-term incentive award for 2009.

Directors' remuneration report

105

Directors’ remuneration report For year ending 31 December 2008 continued

Remuneration policy in practice

The table below sets out the purpose and practice for each element of remuneration for 2008 and 2009. Total remuneration for our executive directors is made up of the elements set out below. All elements are reviewed annually.

Element Purpose Measures Practice

Total Compensation Provides Compensation information on reward Total Compensation levels are compared with: appropriate for executive directors in the relevant

• Median of the FTSE 50 for executive directors whose compensation markets provides the background for remuneration is benchmarked against the UK market; structures and compensation decisions by the

• Median of the LOMA data for insurance companies for reward payouts Committee. Consideration is also given the executive director based in the US; and which attract high- to remuneration arrangements and levels

• Median of fund management market data for the Chief calibre executive for the other Prudential employees in the Executive of M&G. directors. relevant market.

Salary Provides part of the Scope of role and market position, as The Remuneration Committee reviews salaries annually. guaranteed element well as individual’s contribution and Any changes in basic salary for the Group Chief Executive of remuneration experience, taking into account total and the executive directors are effective from 1 January. necessary to recruit remuneration, market movement of No increases to basic salaries are proposed for executive and retain the best salaries in comparator organisations and directors or senior executives for 2009. people for our salary increases for employees generally business. in the company. For other employees, basic salary increases around the Group will reflect the local market.

Market position compared with companies of similar size and complexity It is anticipated that the pay review for other employees will to Prudential, for example from the FTSE result in average increases of approximately 2.5% in the UK, 50 for UK-based remuneration, UK-based 3.5% in Asia, and 3% in the US. asset management companies for M&G and US insurers for US-based remuneration.

Annual Bonus Rewards the Group financial measures, Business unit Executive directors have annual incentive plans based on the achievement of financial measures and Individual achievement of annual performance measures taken from the business results contribution. Company’s business plans and individual contributions. and individual Bonuses awarded are not pensionable.

The proportions of the elements in the objectives in a annual incentive plans are set out in the The annual bonus for the Chief Executive of Jackson includes given year. section on ‘Performance measures in a 10% share of a senior management bonus pool determined 2009 annual bonus plans’ on page 105. by the performance of Jackson for the year.

106 Prudential plc Annual Report 2008

Element Purpose Measures Practice

Deferrals from Provides a retention A portion of bonus in the form of an 2009 bonus deferrals annual bonus awards element from award of shares deferred for three years. The current Group Chief Executive leaves Prudential on annual reward 30 September 2009 hence any pro-rated bonus for 2009 will which helps be paid fully in cash. alignment with The new Group Chief Executive will be required to defer 50% of shareholders’ any bonus awarded for this role post the date of appointment. interests.

For the other executive directors, the deferral policy for 2009 bonus awards will be as follows:

• Chief Financial Officer and the Chief Executives of UK and Asia: deferral of 30% of total bonus awarded. This results in an increased deferral at lower levels of bonus;

• Chief Executive of Jackson: 15% of total bonus awarded. This represents a substantial increase in deferral. The deferral of any award made for 2010 onwards will be 30% of total bonus; and

• Chief Executive of M&G: deferral of 50% of any award Directors’ above £500,000. This deferral level is unchanged from 2008. remuneration

2008 bonus deferrals (where different from 2009):

• Group Chief Executive: deferral of bonus above 75% of salary; report

• Chief Financial Officer and the Chief Executives of UK and Asia: deferral of bonus above 50% of salary; and

• Chief Executive of Jackson: deferral of bonus above 100% of salary excluding the payment from a Jackson senior management bonus pool.

Long-Term Incentive Rewards related to Group Performance Share Plan All executive directors are provided with awards under the achieving success For all executive directors: relative share-based Group Performance Share Plan. for shareholders TSR performance against peer group.

The chief executives of the business units also participate over a three year Business plans: in plans designed to measure their business unit’s contribution period.

For business unit executive directors: to the long term success of Prudential. BUPPs: Growth in SCV on an EEV basis.

The Chief Executive of M&G participates in the cash-based M&G Executive LTIP: M&G profit and M&G Executive LTIP. fund performance.

The Chief Executives of UK, Asia and Jackson participate in long-term incentive plans relating to their businesses, the Business Unit Performance Plans. For 2009 onwards, awards will be 100% in shares to provide greater alignment with shareholders (previously, awards were 50% shares/50% cash). Full details of the plans for the executive directors are set out in the section on ‘Executive Directors’ long- term incentive plans’ on page 111.

Senior executives reporting to the executive directors also participate in LTIPs which in most cases are the same or similar, but plans have been tailored to business needs where appropriate.

Directors’ remuneration report For year ending 31 December 2008 continued

Remuneration policy in practice continued

Element Purpose Measures Practice

All-employee Allows for all The structure of plans is determined by Executive directors are eligible to participate in all-employee share plans employees to market practice and local legislation. plans on the same basis as other employees. participate in the Further details are set out in the section on ‘All-employee success of the plans’ on page 112.

Company.

Benefits Provides another Determined by market Executive directors receive certain benefits for example guaranteed element comparison/practice. participation in medical insurance schemes, a maximum six set at an weeks holiday (an increase from five weeks in 2008 to align appropriate level with other senior employees) and in some cases a cash car compared with allowance and the use of a car and driver and security peers. arrangements. No benefits are pensionable. Executive directors are entitled to participate in certain M&G investment products on the same terms as available to other members of staff.

Pension Provides income Determined by market comparison/ It is the Company’s policy to provide efficient pension vehicles to in retirement. practice. No new executive directors allow executive directors to save for their retirement and to make appointed since June 2003 participate in appropriate contributions to their retirement savings plans. The defined benefit pension plans. level of company contribution is related to competitive practice in the executive directors’ employment markets.

The executive directors’ pension arrangements and life assurance provisions are set out in the section on ‘Directors’ pensions and life assurance’ on page 126.

108 Prudential plc Annual Report 2008

2009 Remuneration structure for executive directors

The following table summarises the remuneration structure for each executive director for 2009. Incentive award levels are unchanged from 2008.

Tidjane Thiam's remuneration arrangements after he becomes Group Chief Executive on 1 October 2009 are set out on page 114.

			Long-Term Incentives			
			Annual Incentive Share Plan	Group Performance Share Plan	Business Unit Performance Plan	Total LTIPs
Director	Role	Annual Salary at 1 January 2008 (unchanged for 2009)	Maximum % of salary	Maximum % of salary	Maximum % of salary	Maximum % of salary
Clark Manning[1]	President and Chief Executive Officer Jackson	$1,050,000	c320[1]	230	230	460
Michael McLintock[2]	Chief Executive M&G	£320,000	–[2]	100	–[2]	100[2]
Nick Prettejohn	Chief Executive Prudential UK and Europe	£650,000	110	130	130	260
Barry Stowe	Chief Executive Prudential Corporation Asia	£550,000	110	130	130	260
Tidjane Thiam[3]	Chief Financial Officer	£650,000	110[4]	160[3]	n/a	160
Mark Tucker[5]	Group Chief Executive	£975,000	125[5]	n/a	n/a	n/a[5]

Notes

1 Clark Manning's annual bonus figure includes a notional figure for his 10% share of the Jackson senior management bonus pool based on the performance of Jackson.

2 Michael McLintock's annual bonus is based on M&G's performance both in absolute terms and relative to its peers with bonus amounts determined by an assessment of market competitive rewards for median and superior performance. In line with practice in the asset management sector there is no specified maximum annual bonus award. Total remuneration is subject to an overriding cap such that his total remuneration should not be greater than three per cent of M&G's annual IFRS profits.

3 As part of his appointment terms, Tidjane Thiam was provided with the following:

- to compensate for the loss of 2007 bonus, a cash payment of £325,000 on joining and an award of shares deferred for three years with a value of £325,000;
- a guarantee that his bonus for 2008 would not be less than 100% of his salary. Any amount of the 2008 bonus paid which is greater than 50% of his salary will be awarded in shares which are deferred for three years;
- for 2008, a double award of 320% of his salary under the Group Performance Share Plan (Group PSP); and
- In order to compensate for the loss of outstanding deferred share awards under annual incentive plans and long-term awards with his previous employer:
  - a cash sum on joining in lieu of the 2005 awards which were due to vest in March 2008; and
  - restricted share awards, in lieu of his 2006 and 2007 awards, without performance measures which will vest in March 2009 and 2010, respectively.

All the awards described above were fully disclosed in the 2007 Directors' Remuneration Report.

4 This maximum annual bonus will apply on a pro-rated basis for 2009 (see section on Tidjane Thiam's arrangements on page 114).

5 Mark Tucker's 2009 annual bonus will be pro-rated based on his period of employment during the year. No 2009 long-term incentive award will be made (his 2008 Group Performance Share Plan award was 200% of basic salary).

Directors' remuneration report

109

Directors' remuneration report
For year ending 31 December 2008
continued

2009 Remuneration policy – balance of the elements of remuneration

Proportions of fixed and variable reward

On a policy basis the distribution between fixed and variable and short and long term reward for our executive directors is as follows. (For the Group Chief Executive and Chief Financial Officer the policy level for 2008 long-term incentive award has been included for comparison purposes):


2009 proportions based on remuneration policy
Fixed/variable %
Group Chief Executive
Chief Financial Officer
President and Chief Executive Officer, Jackson National Life
Chief Executive, M&G
Chief Executive, Prudential UK and Europe
Chief Executive, Prudential Corporation Asia
Good
Superior
0
20
40
60
80
100
%
Salary
Bonus
LTIP

The assumptions used are:
Good performance leads to
25% vesting of the Group LTIP and
30% vesting of the regional business unit LTIPs.
Superior performance leads to maximum annual bonus and maximum LTIP vesting.

Proportions of cash and shares

The distribution between cash and shares in reward for our executive directors is set out below. The chart reflects the 2009 changes in the level of deferrals into shares from annual bonuses described in the section on 'Remuneration policy in practice' on page 106.


2009 proportions based on remuneration policy
Cash/shares %
Group Chief Executive
Chief Financial Officer
President and Chief Executive Officer, Jackson National Life
Chief Executive, M&G
Chief Executive, Prudential UK and Europe
Chief Executive, Prudential Corporation Asia
Good
Superior
0
20
40
60
80
100
%
Salary
Bonus

Notes
2009 awards under the Group Performance Share Plan are 100% in shares.
2009 awards under the Business Unit Performance Plan for the Chief Executives of the US, UK and Asia are 100% in shares.
The long-term incentive plan for the Chief Executive of M&G is cash based.

110 Prudential plc Annual Report 2008

Directors' remuneration report

Executive directors' long-term incentive plans

All long-term incentive arrangements relating to executive directors have a performance period of three years. Shares released from all the Company's long-term plans are currently purchased in the open market through a trust for the benefit of qualifying employees.

2009 Group Performance Share Plan (Group PSP) – all executive directors

The Group PSP delivers shares to participants subject to performance over a three-year period. The performance measure which will be used in 2009 is Total Shareholder Return (TSR).

Group Total Shareholder Return

Prudential's Total Shareholder Return performance is measured over the performance period compared with the TSR performance of an index comprised of peer companies. TSR is measured on a local currency basis which is considered to have the benefits of simplicity and directness of comparison.

The vesting schedule is set out in the following table and graph. The unvested portion of any award lapses. The companies in the index for both the 2008 and 2009 awards are: Aegon, Allianz, Aviva, Axa, Friends Provident, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life.

Vesting of awards

For any Group PSP award to vest, the Remuneration Committee must also be satisfied that the quality of the Company's underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust the vesting level accordingly at its discretion.

To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that vest.

Business Unit Performance Plans (BUPPs) – executive directors with regional responsibility

For executive directors with regional responsibilities, the Business Unit Performance Plan delivers shares subject to performance over a three-year performance period.

The performance measure under the BUPPs is Shareholder Capital Value (SCV) which is shareholders' capital and reserves on a European Embedded Value (EEV) basis (using the EEV Principles for reporting adopted by European insurance companies) for each regional business unit. Vesting depends on the increase in SCV over the performance period, and the required growth rates are different for each of Prudential's business regions to reflect the relative maturity of the markets and the different business environments. The vesting schedules which are the same as for previous BUPP awards are set out in the table below. The unvested portion of any award lapses.

Group Performance Share Plan

Prudential's TSR relative to the index at the end of the performance period	Percentage of award which vests
Less than index return	0%
Index return	25%
Index return x 110%	75%
Index return x 120%	100%

Business Unit Performance Plan

	Compound annual growth in Shareholder Capital Value over three years		
Percentage of Award that vests	UK	JNL	Asia
0%	<8%	<8%	<15%
30%	8%	8%	15%
75%	11%	10%	22.5%
100%	14%	12%	30%

TSR vs Index % vesting


100
75
50
25
0
100%
110%
120%

Compound annual growth in shareholder capital value over three years % vesting


100
75
30
0
Threshold
Maximum

111

Directors’ remuneration report For year ending 31 December 2008 continued

The Remuneration Committee must also be satisfied that Investment performance the quality of the underlying financial performance of each • Where investment performance over the three-year business unit justifies the level of award delivered at the end performance period is in the top two quartiles the number of the performance period and may adjust vesting levels of phantom shares vesting will be enhanced. A sliding scale accordingly at its discretion. will apply up to 200% of the annual award, which is awarded when top quartile performance is reached; and To ensure close alignment with our shareholders’ long-term

• Awards will be forfeited if investment performance is in interests, participants receive the value of reinvested dividends the fourth quartile, irrespective of any profit growth. over the performance period for those shares that vest.

The value of the vested shares will be paid in cash after the

M&G Executive Long-Term Incentive Plan – end of the three-year performance period. Michael McLintock

Under the M&G Executive Long-Term Incentive Plan an award All-employee plans of phantom shares is made with a phantom share price at UK-based executive directors are eligible to participate in the vesting which will be determined by the increase or decrease Prudential HM Revenue and Customs (HMRC) approved UK in M&G’s IFRS profits over the three-year performance period, Savings Related Share Option Scheme (SAYE scheme) and the with a notional starting share price of £1.00. Asia-based executive director can participate in the equivalent International SAYE scheme. The schemes allow employees The number of phantom shares in the award depends on the to save towards the exercise of options over Prudential plc performance of M&G in the financial year prior to the award shares, at an option price set at the beginning of the savings being made and an assessment of Michael McLintock’s period at a discount of up to 20 per cent to the market price. contribution. Thus the base value of the award to be made in Savings contracts may be up to £250 per month for three or 2009 relates to the business performance in 2008. As disclosed five years, or additionally in the UK scheme seven years. On in the 2007 Directors’ Remuneration Report, in recognition of maturity at the end of the set term, participants may exercise M&G’s strong performance in 2007, an award of 1,141,176 their options within six months of the end of the savings phantom shares of £1 with an anticipated value of £1,940,000 period and purchase Prudential plc shares. If an option is was made in 2008. Based on 2008 performance, an award of not exercised within six months, participants are entitled to 2,282,353 phantom shares of £1 and an anticipated value of a refund of their cash contributions plus interest if applicable £1,940,000 will be made in 2009.

The number of phantom shares subject to the award will be under the rules. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if adjusted at the end of the three-year performance period to the grant would cause the number of shares which have been take account of the performance of M&G both in terms of issued, or which remain issuable pursuant to options granted levels of profitability and maintaining strong fund investment in the preceding 10 years under the scheme and other share performance as follows: option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Profit growth Company, to exceed 10 per cent of the Company’s ordinary

• Awards will be scaled back based on profit performance share capital at the proposed date of grant. achieved if profits in the third year are less than the average

UK-based executive directors are also eligible to participate of the profits over the prior year and the performance period; in the Company’s HMRC approved Share Incentive Plan

• The scaling back will be on a straight line basis from 0% to which allows all UK-based employees to purchase shares of 100% of the award between zero profit and the achievement Prudential plc (partnership shares) on a monthly basis out of profits equal to the average; of gross salary. For every four partnership shares bought, an

• No award will vest in the event of a loss or zero profit, additional matching share is awarded, which is purchased by irrespective of fund performance; and Prudential on the open market. Dividend shares accumulate

• No adjustment will be made if the profits at the end of the while the employee participates in the plan. Partnership shares third year are at least equal to the average of the profits over may be withdrawn from the scheme at any time. If the the prior year and the performance period. employee withdraws from the plan within five years the matching shares are forfeited and if within three years, dividend shares are also forfeited.

112 Prudential plc Annual Report 2008

Directors' remuneration report

Pensions policy

The Chief Executive of Jackson is eligible to participate in Jackson's Defined Contribution Retirement Plan, a qualified 401(k) retirement plan on the same basis as all other US-based employees. Company matching contributions of 6% of basic salary up to a maximum of $13,800 were made in 2008. He is also eligible to participate in the profit sharing element of the plan that provides eligible participants with an annual profit sharing contribution, depending on the financial results of Jackson for the plan year, with a maximum of four per cent of salary capped at $9,200 in 2008.

The Chief Executive of Asia is eligible to receive a 25 per cent cash salary supplement for pension purposes.

UK executive directors are offered a choice of a combination of HMRC approved pension schemes and/or cash supplementary payments. If an executive director opts to join one of the HMRC approved pension plans, participation is on the same basis as other employees who joined at the same date as the executive director in question. For defined benefit schemes, our policy is to retain a notional scheme earnings cap, set at £112,800 and £117,600 for the 2007/08 and 2008/09 tax years respectively. No employees with employment offers after 30 June 2003 are eligible for membership of any defined benefit schemes.

For UK executive directors hired after 30 June 2003 the Company's policy is to provide a supplement of 25 per cent of salary. This includes, where relevant, any Company contributions to the staff defined contribution pension plan, which UK executive directors may choose to join. This plan has no salary cap.

Service Contracts

Chairman's letter of appointment and benefits

Sir David Clementi was Chairman during 2008. He was paid an annual fee and had a contractual notice period of 12 months by either party. The Chairman participated in a medical insurance scheme, had life assurance cover of four times his annual fees in lieu of death in service benefits and had the use of a car and driver. He was entitled to a supplement to his fees, intended for pension purposes. He was not a member of any Group pension scheme providing retirement benefits. His annualised fee as at 1 January 2008 was £520,000 and his pension allowance was 25 per cent of his fees.

Harvey McGrath joined as a non-executive director on 1 September 2008 and became Chairman from 1 January 2009. He is paid an annual fee and has a contractual notice period of 12 months by either party. He is entitled to participate in a medical insurance scheme and to the use of a car and driver but did not take up either of these benefits in 2008. He is provided with life assurance cover of four times his annual fees in lieu of death in service benefit. He is not a member of any Group pension scheme providing retirement benefits. His annualised fee is £500,000 which is fixed for three years. No pension allowance is paid.

Directors' service contracts and letters of appointment

Executive directors have contracts that terminate on their normal retirement date. The normal retirement date for the executive directors except Clark Manning and Barry Stowe is the date of their 65th birthday. The normal retirement date for Clark Manning and Barry Stowe is the date of their 60th birthday.

The normal notice of termination the Company is required to give executive directors is 12 months. Accordingly, in normal circumstances the director would be entitled to one year's salary and benefits in respect of the notice period on termination. Additionally, outstanding awards under annual and long-term incentive plans will vest depending on the circumstances and according to the rules of the plans. When considering any termination of a service contract, the Remuneration Committee will have regard to the specific circumstances of each case, including a director's obligation to mitigate his loss. Payments additionally would be phased over the notice period.

	Date of contract	Notice Period to the Company	Notice Period from the Company
Clark Manning	7 May 2002	12 months[*]	12 months[*]
Michael McLintock	21 November 2001	6 months	12 months
Nick Prettejohn	26 September 2005	12 months	12 months
Barry Stowe	18 October 2006	12 months	12 months
Tidjane Thiam	20 September 2007	12 months	12 months
Mark Tucker	24 March 2005	12 months	12 months

[*] The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days' notice prior to the end of the relevant term. In the case of the former, Clark Manning would be entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. Payments of Clark Manning's salary during the period following the termination of employment would be reduced by the amount of compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period would also be cancelled to the extent that comparable benefits were available to him from these alternative sources.

113

Directors' remuneration report
For year ending 31 December 2008
continued

Mark Tucker
Following Mark Tucker's resignation no special remuneration arrangements have been put in place.

Mark Tucker will continue to receive his basic salary, pension contribution and other benefits under the terms of his contract until 30 September 2009. His annual bonus for 2008 has been paid fully in cash and he will receive a pro-rated bonus for 2009 (9/12ths) based on his length of service during the year. He will receive no LTIP award in 2009.

After leaving, the deferred share awards in connection with the 2007 and 2008 bonus will be released in accordance with the scheme rules. The 2007 and 2008 LTIP awards under the Group Performance Share Plan (Group PSP) will vest at the end of the relevant three year performance period pro-rated for service, 33/36ths and 21/36ths respectively. Vesting will remain dependent on performance achieved over the performance periods to 31 December 2009 and 31 December 2010. Any shares which vest will be released at the same time as for all other participants in the Group PSP.

Tidjane Thiam
Tidjane Thiam's remuneration arrangements as Group Chief Executive from 1 October 2009 will be as follows:

		Annual Incentive Plan from 1 October 2009	2010 LTIP award
Director	Annual Salary from 1 October 2009	Maximum % of salary	Maximum % of salary
Tidjane Thiam	£875,000	180%	300%

Tidjane Thiam's 2009 annual bonus will be based on the performance measures described in the section on 'Performance measures in 2009 annual bonus plans' on page 105. His current maximum bonus for his role as Chief Financial Officer is 110 per cent. The total bonus for 2009 will be determined by considering the period of time in the two roles performed in 2009, taking into account any handover period required, the performance of Prudential and the maximum award level for each role. There will be a compulsory deferral of 30 per cent of any bonus awarded for his CFO role and 50 per cent of any bonus awarded for his CEO role.

Tidjane Thiam will continue to receive a supplement for pension purposes at 25 per cent of basic salary but will no longer receive a non pensionable car allowance of £10,000. All other benefits will remain unchanged.

The shareholding requirement will be two times salary.

Policy on external appointments

Subject to the Group Chief Executive's approval, executive directors are able to accept external appointments as non-executive directors of other organisations. Any fees paid may be retained by the executive director.

Non-executive directors' letters of appointment

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation with the exception of Harvey McGrath whose notice period is 12 months.

	Date of initial appointment by the Board	Commencement date of current term[*]	Expiry date of current term
Sir Winfried Bischoff	2 August 2007	AGM 2008	AGM 2011
Keki Dadiseth	1 April 2005	AGM 2008	AGM 2011
Michael Garrett	1 September 2004	AGM 2008	AGM 2011
Ann Godbehere	2 August 2007	AGM 2008	AGM 2011
Bridget Macaskill	1 September 2003	AGM 2007	AGM 2010
Harvey McGrath[†]	1 September 2008	AGM 2009	AGM 2012
Kathleen O'Donovan	8 May 2003	AGM 2007	AGM 2010
James Ross	6 May 2004	AGM 2008	AGM 2011
Lord Turnbull	18 May 2006	AGM 2006	AGM 2009

[*] Under the terms of their letters of appointment, the non-executive directors serve for an initial term of three years following their election by shareholders at the Annual General Meeting after their appointment by the Board. Thereafter, the Board may invite the directors to serve for an additional period.
[†] Harvey McGrath became Chairman effective 1 January 2009.

114 Prudential plc Annual Report 2008

Non-executive directors' remuneration

Non-executive directors are not eligible to participate in annual incentive plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities including committee membership as appropriate. The Board reviews the fees annually and the last change was made in 2008.

The annual fees which were paid in 2008 for non-executive directors' board and committee membership are as follows:

	To 1 July 2008 £	From 1 July 2008 £
Basic fee	60,000	66,500
Audit Committee Chairman – additional fee	40,000	50,000
Audit Committee member – additional fee	15,000	20,000
Remuneration Committee Chairman – additional fee	22,500	22,500
Remuneration Committee member – additional fee	10,000	10,000
Senior Independent Director – additional fee	25,000	30,000

Currently the non-executive directors use the net value of £25,000 of their total annual fees to purchase shares in the Company. Shares are purchased each quarter and are held at least until retirement from the Board.

	Annual fee as at 1 January 2008 (or on appointment if later) £	Annual fee as at 1 January 2009 £
Sir Winfried Bischoff	60,000	66,500
Keki Dadiseth	70,000	76,500
Michael Garrett	70,000	76,500
Ann Godbehere	75,000	86,500
Bridget Macaskill	82,500	89,000
Harvey McGrath[*]	500,000	n/a
Kathleen O'Donovan	100,000	116,500
James Ross	95,000	106,500
Lord Turnbull	75,000	86,500

[*] Harvey McGrath was appointed Chairman from 1 January 2009 and will not be reported with the non-executive directors for 2009.

Directors' shareholdings

Shareholding guidelines

As a condition of serving, all executive and non-executive directors are currently required to have beneficial ownership of 2,500 ordinary shares in the Company. This interest in shares must be acquired within two months of appointment to the Board if the director does not have such an interest upon appointment.

Non-executive directors also use a proportion of their fees to purchase additional shares in the Company on a quarterly basis.

Executive directors should have a substantial shareholding which should be built up over a period of five years. Shares earned and deferred under the annual incentive plan are included in calculating the executive director's shareholding.

Until the guideline is met, at least half the shares released from long-term incentive awards after tax should be retained by the executive director.

	Guideline Shareholding policy – after five years	Shareholding at 18 March 2009 as a % of salary[*]
Clark Manning	1 x salary	83
Michael McLintock[†]	2 x salary	597
Nick Prettejohn	1 x salary	74
Barry Stowe[‡]	1 x salary	82
Tidjane Thiam	1 x salary	131
Mark Tucker[†]	2 x salary	172

[*] Based on the share price as at 31 December 2008 (£4.165)
[†] With an interim target of 1 x salary after three years
[‡] Shareholdings for Barry Stowe include American Depositary Receipts (ADRs). One ADR is equivalent to two Prudential plc shares.

Directors' shareholdings

The interests of directors in ordinary shares of the Company are set out below and include shares acquired under the Share Incentive Plan, the deferred annual incentive awards detailed in the table on 'Other Share Awards' on page 124, and interests in shares awarded on appointment.

Directors' remuneration report

115

Directors' remuneration report
For year ending 31 December 2008
continued

The interests of directors in shares of the Company include changes between 31 December 2008 and 18 March 2009. All interests are beneficial.

	1 Jan 2008*	31 Dec 2008	18 Mar 2009
Sir Winfried Bischoff	20,853	23,773	23,773
Sir David Clementi	48,555	53,058	53,058
Keki Dadiseth	21,998	24,004	24,004
Michael Garrett	22,079	26,731	26,731
Ann Godbehere	3,753	7,333	7,333
Bridget Macaskill	16,922	19,842	19,842
Clark Manning	35,546	113,155	113,155
Harvey McGrath	386	292,888	292,888
Michael McLintock	355,732	458,650	458,650
Kathleen O'Donovan	14,346	17,059	17,059
Nick Prettejohn	64,118	114,904	114,904
James Ross	12,452	15,371	15,371
Barry Stowe note 2	66,678	108,433	108,433
Tidjane Thiam	5,000	205,067	205,067
Mark Tucker	316,360	402,215	402,215
Lord Turnbull	6,035	9,038	9,038

* Or date of appointment if later.

Notes

1. The shares in the table include shares purchased under the Prudential Services Limited Share Incentive Plan together with Matching Shares (on a 1:4 basis) and accumulated dividend shares. The total number of shares will only be released if the employee remains in employment for three years.
2. Barry Stowe's interests in shares are made up of 33,339 American Depositary Receipts (representing 66,678 ordinary shares). 8,513.73 of the American Depositary Receipts are held within an investment account which secures premium financing for a life assurance policy.

The Directors' Remuneration Report Regulations 2002 (the Regulations)

The line graph below shows the Total Shareholder Return (TSR) of the Company during the five years from 1 January 2004 to 31 December 2008 against the FTSE 100. This comparison was selected as Prudential is a major company in the FTSE 100.

Prudential TSR v FTSE 100 total returns index %


200
180
160
140
120
100
80
60
2003
2004
2005
2006
2007
2008
Prudential (TSR)
FTSE 100 (TRI)

Total Shareholder Return over the performance period is the growth in value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company's shares on the day on which they were paid.

Note that the chart above compares Prudential's TSR performance against the TSR performance of the FTSE 100 index over five years. The performance measure within the Group Performance Share Plan compares Prudential's TSR performance against a group of insurers over three years.

116 **Prudential plc** Annual Report 2008

Directors' remuneration for 2008

	Salary/Fees	Bonus	Benefits[a]	Cash supplements for pension purposes[b]	Total Emoluments 2008	Total Emoluments 2007 including cash supplements for pension purposes[c]	Value of anticipated releases from LTIPs in respect of performance periods ending 31 December 2008[d]
	£000						
Chairman							
Sir David Clementi [note 1]	538		43	134	715	676	
Executive directors							
Philip Broadley (until 15 May 2008) [note 2]	236	118	22	64	440	1,366	655
Clark Manning [note 3]	567	1,177	24		1,768	2,240	929
Michael McLintock [note 4]	320	1,780	54		2,154	2,148	881
Nick Prettejohn [note 5]	650	650	59	85	1,444	1,334	577
Barry Stowe [notes 6,7]	550	337	182	138	1,207	1,265	–
Tidjane Thiam (from 25 March 2008) [notes 8,9,10]	505	650	59	30	1,244	–	–
Mark Tucker	975	942	66	244	2,227	2,327	1,297
Total executive directors	3,803	5,654	466	561	10,484	10,710	4,339
Non-executive directors							
Sir Winfried Bischoff (from 2 August 2007)	63				63	25	
Keki Dadiseth [note 11]	73				73	81	
Michael Garrett	73				73	66	
Ann Godbehere	81				81	29	
Bridget Macaskill	86				86	79	
Harvey McGrath (from 1 September 2008) [note 12]	167				167	–	
Roberto Mendoza (until 17 May 2007)	–				–	24	
Kathleen O'Donovan	108				108	98	
James Ross	101				101	98	
Lord Turnbull	81				81	73	
Total non-executive directors	833				833	573	
Overall total	5,174	5,654	509	695	12,032	11,959	4,339

[a] Benefits include, where provided, cash allowances for cars, the use of a car and driver, medical insurance, security arrangements, expatriate benefits.
[b] Pension supplements that are paid in cash are included in the table. The policy on pensions is described in the section on 'Pensions policy' on page 113. The pension arrangements for current executive directors are described in the section on 'Directors' pensions and life assurance' on page 126.
[c] 2007 figures include deferred share awards made from 2007 annual incentive plans which are detailed in the section 'Other Share Awards' on page 124.
[d] Value of anticipated LTIP releases is the total of cash paid plus, for shares released, the value of the released shares based on the share price at 31 December 2008. All executive directors participate in long-term incentive plans and the details of share releases from awards with a performance period ending 31 December 2008 are provided in the footnotes to the table on share awards on pages 120 to 123. Executive directors' participation in all-employee plans are detailed on page 126.

Notes

1 David Clementi was Chairman until 31 December 2008 and remained an employee until 31 January 2009.

2 Philip Broadley resigned in 2007. In view of his flexibility in agreeing a leaving date after the 2008 Annual General Meeting and for his agreement to act as a consultant for six months post his date of leaving, he was provided with the following:

- a total payment of £507,105 paid in two tranches in June and December 2008;
- medical insurance and life assurance cover for six months after his leaving date; and
- treatment as a 'good leaver' in respect of his outstanding share awards. The deferred share awards under his 2006 and 2007 annual incentive plans were released on his leaving. His outstanding long-term incentive awards will vest according to the rules of the plans in the same way as other recipients of awards, but pro-rated where appropriate for the time worked during the performance period.

All of these payments after June 2008 were subject to his continuing to be available for consultancy for six months after his leaving date and subject to his compliance with non-solicitation and confidentiality conditions.

Directors' remuneration report

117

Directors’ remuneration report For year ending 31 December 2008 continued

Notes continued

3 Clark Manning’s bonus figure excludes a contribution of US$13,800, from a profit sharing plan, which has been made into a 401K retirement plan. This is included in the table on pension contributions on page 127.

4 It is anticipated that for Michael McLintock a deferred share award from the 2008 annual bonus valued at £640,000 will be made. This is included in the 2008 bonus figure.

5 It is anticipated that for Nick Prettejohn a deferred share award from the 2008 annual bonus valued at £325,000 will be made. This is included in the 2008 bonus figure.

6 It is anticipated that for Barry Stowe a deferred share award from the 2008 annual bonus valued at £62,013 will be made. This is included in the 2008 bonus figure.

7 Barry Stowe’s benefits primarily relate to his expatriate status including costs of £91,829 related to housing, £34,113 for children’s education and £21,165 for home leave.

8 On appointment, Tidjane Thiam was provided with a guarantee that his 2008 bonus would not be less than 100 per cent of salary.

9 It is anticipated that for Tidjane Thiam a deferred share award from the 2008 annual bonus valued at £325,000 will be made. This is included in the 2008 bonus figure.

10 In addition to the 2008 bonus disclosed in the table above, Tidjane Thiam received a payment of £650,631 to compensate for the loss of 2007 bonus and in lieu of 2005 awards which were due to vest in March 2008.

11 Keki Dadiseth was paid allowances totalling £12,063 in 2008 in respect of his accommodation expenses in London whilst on the Company’s business, in lieu of reimbursing hotel costs as is the usual practice for directors who are not resident in the UK.

12 Harvey McGrath joined Prudential on 1 September 2008 and became Chairman on 1 January 2009.

Executive directors’ non-executive director earnings

Executive directors who are released to serve as non-executive directors of other external companies retain the earnings resulting from such duties. In 2008, Tidjane Thiam earned 27,000 euros and Michael McLintock earned £38,333 from external companies. Other directors served as non-executive directors on the boards of companies in the educational and cultural sectors without receiving a fee for those services.

Performance and remuneration for 2008

The following sections provide information on payments, outstanding conditional incentive awards and shares released in 2008 for each executive director.

Summary of remuneration provided for 2008

The values of rewards provided for the executive directors for performance in 2008, using Prudential’s share price at

31 December 2008 (£4.165), are summarised below. The values contain total annual bonus awards for 2008 performance including any deferrals into shares. The long-term plan releases are in respect of awards made in 2006. Tidjane Thiam and Barry Stowe did not have long-term awards for 2006.

Payments and share awards for 2008 Payments and share awards for 2008

Cash/shares % Remuneration elements £000 Mark Tucker Mark Tucker Tidjane Thiam Tidjane Thiam Clark Manning Clark Manning Michael McLintock Michael McLintock Nick Prettejohn Nick Prettejohn Barry Stowe Barry Stowe

0 20 40 60 80 100% 0 1,000 2,000 3,000 £000

Cash Shares Salary 2008 bonus Values of 2006 LTIP release

Michael McLintock’s 2006 LTIP payout will be made in cash. Mark Tucker’s 2008 bonus was paid fully in cash.

118 Prudential plc Annual Report 2008

Annual Incentive Plans – Performance in 2008

The main business measures considered by the Remuneration Committee and incorporated into the 2008 annual incentive plans were IFRS profit, EEV profit and cash flow against each of which Prudential achieved strong results in 2008 despite the turbulence in the financial markets in the year.

For the 2008 annual bonus plans, the proportions of financial and individual performance for the executive directors were the same as for 2009, as set out in the section on 'Performance measures in 2009 annual bonus plans' on page 105.

For all the executive directors, individual strategic goals formed the objectives against which individual performance was assessed. These included each executive director's contribution to the group strategy as a member of the plc Board and the specific goals related to their functional and/or business unit roles.

The bonuses awarded to the executive directors for 2008 reflect Group and, where applicable, their business unit's performance against the targets confirmed by the Remuneration Committee in February 2008. These targets were considered demanding at that time being based on the 2008-10 business plan drawn up prior to the market deterioration which started at the end of 2007. These targets have not been amended. As the economic climate further deteriorated in 2008 the challenges presented particularly to the Asia and Jackson businesses have proved exceedingly demanding. We are fully satisfied that the bonuses awarded properly take account of the absolute performance achieved against the original targets set.

The 2008 financial results under the main business measures incorporated in the annual plans are set out below. The measures for Jackson were different and are identified later in this section:

	Group notes 2,3	UK note 3	Asia note 4	M&G note 5
IFRS profit on continuing operations	£1,347m	£589m	£347m	£286m
EEV profit on long-term business	£2,906m	£1,037m	£1,309m	–
Net cash flow	£54m	(£80)m	£5m	–

A comparison with the 2007 results, using constant exchange rates, is set out in the following table.

	% increase from 2007 result			
	Group	UK	Asia	M&G
IFRS profit on continuing operations	7	12	27	13
EEV profit on long-term business	10	21	15	–
	Change from 2007 result			
Net cash flow	£136m	£62m	(£32)m	–

Notes

1 The 2008 and 2007 profit figures (based on reported actual exchange rates) were audited by KPMG. Net cashflow and the conversions at constant exchange rates are not audited.

2 2008 Group performance against the EEV profit and Cashflow in the executive directors' annual incentive plans was very strong. Group IFRS profit was also at a level against the target set which resulted in a payment being triggered.

3 Under the UK annual plan, performance against all the measures was very strong.
UK Net cash flow excludes the With-profits transfer of £279m.

4 Under the Asia annual plan, performance against IFRS and EEV versus the targets was strong but the Asia cash flow achieved did not result in a payment.

5 Michael McLintock's annual bonus plan performance measures include, as well as IFRS profits, growth in third-party funds under management and comparative fund investment performance. Performance achieved against IFRS profits was good and hence triggered a payment for this measure and fund performance at 68th percentile was very strong.
As for all fund management firms, 2008 saw a fall in the value of funds under management because of the fall in the FTSE. However, M&G significantly increased market share which was a considerable achievement during such a period of economic turmoil.

Clark Manning's annual plan included a cash flow measure which was not met. The Jackson senior management bonus pool in which Clark Manning participates depends on Jackson IFRS and EEV profits. The 2008 pool is some 35 per cent lower than the pool for 2007 reflecting IFRS and EEV results which are approximately 15 per cent lower than in 2007.

Directors' remuneration report

119

Directors' remuneration report
For year ending 31 December 2008
continued

2008 Annual Plan payments based on performance

The payments included in the Remuneration table on page 117 are summarised in the table below:

	% of salary	% of maximum	Maximum as a % of salary
Philip Broadley*	50*	45*	110
Clark Manning†	208	n/a	n/a
Michael McLintock	556	n/a	n/a
Nick Prettejohn	100	91	110
Barry Stowe	61	56	110
Tidjane Thiam‡	100	91	110
Mark Tucker	97	77	125

Notes
* Full year equivalent basis – Philip Broadley's actual bonus and salary were pro-rated for service in 2008.
† Includes $1,448,900 from the Jackson bonus pool.
‡ Guaranteed bonus for 2008.

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

The section below sets out the outstanding share awards under the Restricted Share Plan, the Group Performance Share Plan and the awards under additional long-term plans for the executive directors who run specific businesses.

Plan name	Year of initial award	Conditional share awards outstanding at 1 Jan 2008 (Number of shares)	Conditional awards in 2008 (Number of shares)	Market price at date of original award (pence)	Releases or rights (options) granted upon vesting in 2008 (Number of shares)	Rights exercised in 2008	Conditional share awards outstanding at 31 Dec 2008 (Number of shares)	Date of end of performance period
Philip Broadley								
Restricted Share Plan	2005	182,983		683.00	114,365	114,365	–[1]	31 Dec 07
Group Performance Share Plan	2006	170,127					170,127[2]	31 Dec 08
Group Performance Share Plan	2007	147,559					147,559	31 Dec 09
		500,669			114,365	114,365	317,686	
Clark Manning								
Restricted Share Plan	2005	163,352		683.00	102,095	102,095	–[1]	31 Dec 07
Group Performance Share Plan	2006	241,415					241,415[2]	31 Dec 08
Business Unit Performance Plan (share element)	2006	120,707					120,707[3]	31 Dec 08
Group Performance Share Plan	2007	191,140					191,140	31 Dec 09
Business Unit Performance Plan (share element)	2007	95,570					95,570	31 Dec 09
Group Performance Share Plan	2008		182,262	674.50			182,262	31 Dec 10
Business Unit Performance Plan (share element)	2008		91,131	674.50			91,131	31 Dec 10
		812,184	273,393		102,095	102,095	922,225	

120 Prudential plc Annual Report 2008

Directors' remuneration report

Plan name	Year of initial award	Conditional share awards outstanding at 1 Jan 2008 (Number of shares)	Conditional awards in 2008 (Number of shares)	Market price at date of original award (pence)	Releases or rights (options) granted upon vesting in 2008 (Number of shares)	Rights exercised in 2008	Conditional share awards outstanding at 31 Dec 2008 (Number of shares)	Date of end of performance period
Michael McLintock								
Restricted Share Plan	2005	58,555			36,597	36,597	–[1]	31 Dec 07
Group Performance Share Plan	2006	64,199					64,199[2]	31 Dec 08
Group Performance Share Plan	2007	52,040					52,040	31 Dec 09
Group Performance Share Plan	2008		48,330	674.50			48,330	31 Dec 10
		174,794	48,330		36,597		201,166	
Nick Prettejohn								
Group Performance Share Plan	2006	149,964					149,964[2]	31 Dec 08
Business Unit Performance Plan (share element)	2006	74,982					74,982[3]	31 Dec 08
Group Performance Share Plan	2007	130,071					130,071	31 Dec 09
Business Unit Performance Plan (share element)	2007	65,035					65,035	31 Dec 09
Group Performance Share Plan	2008		127,622	674.50			127,622	31 Dec 10
Business Unit Performance Plan (share element)	2008		63,811	674.50			63,611	31 Dec 10
		420,052	191,433				611,485	
Barry Stowe								
Group Performance Share Plan	2007	105,706					105,706	31 Dec 09
Business Unit Performance Plan (share element)	2007	52,853					52,853	31 Dec 09
Group Performance Share Plan	2008		107,988				107,988	31 Dec 10
Business Unit Performance Plan (share element)	2008		53,994				53,994	31 Dec 10
		156,559	161,982				320,541	
Tidjane Thiam								
Group Performance Share Plan	2008		314,147	674.50			314,147[4]	31 Dec 10
			314,147				314,147	
Mark Tucker								
Restricted Share Plan	2005	356,817		683.00	223,011		223.011[1]	31 Dec 07
Group Performance Share Plan	2006	337,044					337,044[2]	31 Dec 08
Group Performance Share Plan	2007	295,067					295,067	31 Dec 09
Group Performance Share Plan	2008		294,512	674.50			294,512	31 Dec 10
		988,928	294,512		223,011		1,149,634	

121

Directors' remuneration report
For year ending 31 December 2008
continued

Cash rights granted under the Business Unit Performance Plan

Plan name	Year of initial award	Conditional awards outstanding at 1 Jan 2008 £000	Conditional awards in 2008 £000	Payments made in 2008 £000	Conditional awards outstanding at 31 Dec 2008 £000	Date of end of performance period
Clark Manning						
Business Unit Performance Plan (Cash element)	2006	577[3]			577[3]	31 Dec 08
Business Unit Performance Plan (Cash element)	2007	624			624	31 Dec 09
Business Unit Performance Plan(Cash element)	2008		652		652	31 Dec 10
Nick Prettejohn						
Business Unit Performance Plan (Cash element)	2006	374[3]			374[3]	31 Dec 08
Business Unit Performance Plan (Cash element)	2007	400			400	31 Dec 09
Business Unit Performance Plan (Cash element)	2008		423		423	31 Dec 10
Barry Stowe						
Business Unit Performance Plan (Cash element)	2007	325			325	31 Dec 09
Business Unit Performance Plan (Cash element)	2008		358		358	31 Dec 10

Restricted Share Plan awards

For RSP awards in 2005, no rights were granted if the Company's TSR performance as ranked against the comparator group (those companies remaining out of the FTSE 100 at the beginning of the performance period) was at the 50th percentile or below. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

2008 Awards

The awards made under the Group Performance Share Plan and the Business Unit Performance Plan in respect of 2008 have a performance period from 1 January 2008 to 31 December 2010.

In determining the 2008 conditional share awards the shares were valued at the average share price for the 30 days immediately following the announcement of Prudential's 2007 results, and the price used to determine the number of shares was 662.11 pence.

Group Performance Share Plan

Awards under the Group Performance Share Plan are described on page 111.

Business Unit Performance Plan

Awards under the 2008 Business Unit Performance Plan are described in the section on '2008 and 2009 Business Unit Performance Plan (BUPP) awards' on page 105. The performance measures for awards for 2006 and 2007 were the same.

Notes

Performance levels under current awards at 31 December 2008:

Note	Plan	Award year	Performance levels
1	Restricted Share Plan	2005	The ranking of the Company's TSR at the end of the three-year performance period ending on 31 December 2007 was 30th out of the remaining 85 companies in the FTSE 100 (35th percentile) and as a result options over 62.5 per cent of the maximum number of shares in each award was made.
2	Group Performance Share Plan	2006	At 31 December 2008 Prudential's TSR performance was 117 per cent of the TSR performance of the index. As a result, it is anticipated that awards over 92.4 per cent of the maximum number of shares will be earned, resulting in 311,428 shares for Mark Tucker, 157,197 shares for Philip Broadley, 223,067 shares for Clark Manning, 59,319 shares for Michael McLintock, and 138,566 shares for Nick Prettejohn.
3	Business Unit Performance Share Plans	2006	At 31 December 2008 Shareholder Capital Value performance under the 2006 BUPPs was as follows:
4	Tidjane Thiam		For 2008 as part of the terms of appointment, a double award under the Group Performance Share Plan of 320 per cent of salary was made to Tidjane Thiam.

Note 3 (continued):

	% growth SCV	Anticipated payout
Jackson	6.1	nil
UK	1.2	nil

122 **Prudential plc** Annual Report 2008

Rights which were exercised from options granted from 2005 Restricted Share Plan awards during 2008 are set out in the following table:

	Year of option grant	RSP rights outstanding at 1 Jan 2008	Rights granted during 2008 (Number of shares)	Rights exercised during 2008 (Number of shares)	Rights outstanding at 31 Dec 2008 (pence)	Price paid for award	Exercise price (pence)	Market price on date of exercise (pence)	Earliest exercise date	Latest exercise date
Philip Broadley	2008	–	114,365	114,365	–	–	Nil	539.5	17 April 2008	04 April 2015
Clark Manning	2008	–	102,095	102,095	–	–	Nil	647.5	17 April 2008	04 April 2015
Michael McLintock	2008	–	36,597	36,597	–	–	Nil	377.0	17 April 2008	04 April 2015

Business-specific cash-based long-term incentive plans

Details of all outstanding awards under cash-based long-term incentive plans up to and including 2008 are set out in the table below. The performance period for all awards is three years.

	Year of initial award	Face value of conditional awards outstanding at 1 Jan 2008 £000	Conditionally awarded in 2008 £000	Payments made in 2008 £000	Face value of conditional awards outstanding at 31 Dec 2008 £000	Date of end of performance period
Clark Manning						
Business Cash LTIP	2005	1,400		2,385	–	31 Dec 07
Michael McLintock						
Phantom M&G options	2001	368		846	–	31 Dec 03
Phantom M&G options	2002	368		1,306	–	31 Dec 04
Phantom M&G options	2003	368		850	–	31 Dec 05
Phantom M&G options	2004	368		780	–	31 Dec 06
Phantom M&G options	2005	368			368	31 Dec 07
Phantom M&G shares	2005	225		527	–	31 Dec 07
Phantom M&G options	2006	368			368	31 Dec 08
Phantom M&G shares	2006	225			225	31 Dec 08
Phantom M&G shares	2007	1,333			1,333	31 Dec 09
M&G Executive LTIP	2008		1,141		1,141	31 Dec 10
Total cash payments made in 2008				6,694		

Clark Manning

In 2005 Clark Manning participated in a cash-based long-term plan that rewards the growth in appraisal value of Jackson. The award payout equals an initial award value adjusted by the change in the Prudential plc share price over the performance period. In order for any award to be made under the 2005 plan, the growth rate over the performance period must be greater or equal to eight per cent compound growth per annum. At this level of performance, the initial award value is US$864,240. If the on-target performance level of 11.5 per cent per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5 per cent, the payout increases to a maximum of three times the initial award value. For performance between these points, payouts are on a straight line sliding scale.

For the 2005 award the results led to a payment of US$4,416,308. The face values of the awards for Clark Manning have been converted at the average exchange rate for 2008 which was US$1.8518 = £1 (2007: US$2.0015 = £1).

Michael McLintock

Michael McLintock's 2005 and 2006 cash long-term incentive awards were under the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options. For these awards, the phantom share price at the beginning of the performance period was £1. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For each year the face value of the share award was £225,000 and the phantom option award had a face value of £367,800. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period.

For the 2005 award the phantom share price at the end of the performance period was £2.34. This resulted in a payment from the phantom share award of £526,500 and a phantom option award of 367,800 units. Michael McLintock did not exercise any of these options. For the 2006 award, the phantom share price at the end of the performance period was £1.69. This will result in a payment of £380,250 from the share element of the award.

Under the rules of Michael McLintock's 2001 phantom option award, a payment of £845,940 was made at the end of the seven year exercise period.

An award under the share element of the M&G Chief Executive Long-Term Incentive Plan with a face value of £1,333,000 was made in 2007.

Following consultations with shareholders an award with a face value of £1,141,176 was made in 2008 under the M&G Executive Long-Term Incentive Plan, approved by shareholders at the AGM in 2008.

Directors' remuneration report

123

Directors' remuneration report
For year ending 31 December 2008
continued

Other share awards

The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payouts. The values of the deferred share awards are included in the bonus and total figures in the Directors' remuneration table on page 117. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the awards from the 2007 annual incentives, made in 2008, the average share price was 618.50 pence.

	Year of initial grant	Conditional share awards outstanding at 1 Jan 2008 (Number of shares)	Conditionally awarded in 2008 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2008 (Number of shares)	Conditional share awards outstanding at 31 Dec 2008 (Number of shares)	Date of end of restricted period	Shares released in 2008 (Number of shares)	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Philip Broadley											
Deferred 2005 annual incentive award note1	2006	32,743		606	33,349	–[12]	31 Dec 08	33,349	21 Aug 08	715.5	506.5
Deferred 2006 annual incentive award note1	2007	31,868		590	32,452	–[12]	31 Dec 09	32,458	21 Aug 08	723	506.5
Clark Manning											
Deferred 2006 annual incentive award note1	2007	9,324		276		9,600[13]	31 Dec 09				
Deferred 2007 annual incentive award note1	2008		16,514	489		17,003[13]	31 Dec 10				
Michael McLintock											
Deferred 2005 annual incentive award note1	2006	86,874		2,580	89,454	[1]	31 Dec 08	89,454	31 Dec 08	715.5	416.5
Deferred 2006 annual incentive award note1	2007	83,450		2,479		85,929[14]	31 Dec 09				
Deferred 2007 annual incentive award note1	2008		103,811	3,084		106,895	31 Dec 10				
Nick Prettejohn											
Awards under appointment terms note8	2006	5,500			5,500		31 Oct 08	5,500	31 Oct 08	627.5	315
Deferred 2006 annual incentive award note1	2007	12,128		359		12,487	31 Dec 09				
Deferred 2007 annual incentive award note1	2008		49,898	1,482		51,380[15]	31 Dec 10				
Barry Stowe											
Awards under appointment terms note9	2006	7,088			7,088		01 May 08	7,088	01 May 08	702	697
		7,088				7,088	01 May 09				
		28,706				28,706	01 Sept 09				
		7,088				7,088	01 Jan 10				
		2,110				2,110	01 May 10				
Deferred 2007 annual incentive award note1	2008		40,551	1,204		41,755[16]	31 Dec 10				

124 Prudential plc Annual Report 2008

	Year of initial grant	Conditional share awards outstanding at 1 Jan 2008 (Number of shares)	Conditionally awarded in 2008 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2008 (Number of shares)	Conditional share awards outstanding at 31 Dec 2008 (Number of shares)	Date of end of restricted period	Shares released in 2008 (Number of shares)	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Tidjane Thiam											
Awards under appointment terms[note10]	2008		16,336			16,336	31 Mar 09				
			41,148			41,148	31 Mar 09				
			48,362			48,362	31 Mar 10				
			41,135			41,135	31 Mar 10				
			49,131			49,131	31 Mar 11				
Mark Tucker											
Deferred 2005 annual incentive award	2006	38,125		1,132	39,257	[1]	31 Dec 08	39,257	31 Dec 08	715.5	416.5
Deferred 2006 annual incentive award[note1]	2007	74, 088		2,200		76,288[1,7]	31 Dec 09				
Deferred 2007 annual incentive award[note1]	2008		73,576	2,185		75,761[1,7]	31 Dec 10				

Notes

1. Under the annual bonus plans, the element of bonus for performance above specified levels are made in the form of a share award deferred for three years. The value of the 2007 deferred share award is included in the total 2007 figure in the Directors' remuneration table on page 117.
2. Under the terms agreed on his leaving the company, the outstanding deferred awards to Philip Broadley have been released to him.
3. In 2008, a deferred share award from his 2007 annual bonus valued at \$200,000 was made to Clark Manning. This is included in the 2007 total in the Directors' remuneration table on page 117. The exchange rate used was US\$2.0015 = £1.
4. In 2008, a deferred share award from his 2007 annual bonus valued at £640,000 was made to Michael McLintock. This is included in the 2007 total in the Directors' remuneration table on page 117.
5. In 2008, a deferred share award from his 2007 annual bonus valued at £307,625 was made to Nick Prettejohn. This is included in the 2007 total in the Directors' remuneration table on page 117.
6. In 2008, a deferred share award from his 2007 annual bonus valued at £250,000 was made to Barry Stowe. This is included in the 2007 total in the Directors' remuneration table on page 117.
7. In 2008, a deferred share award from his 2007 annual bonus valued at £453,600 was made to Mark Tucker. This is included in the 2007 total in the Directors' remuneration table on page 117.
8. In order to secure the appointment of Nick Prettejohn, he was awarded rights to Prudential plc shares that vest as set out in the table. In normal circumstances, releases are conditional on Nick Prettejohn being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.
9. In order to secure the appointment of Barry Stowe and to compensate him for the loss of substantial amounts of outstanding long-term remuneration, he was awarded rights to Prudential plc American Depositary Receipts, which vest as set out in the table. The figures in the table are the equivalent number of Prudential plc shares (one American Depositary Receipt equals two Prudential plc shares). In normal circumstances, releases are conditional on Barry Stowe being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.
10. In order to secure the appointment of Tidjane Thiam, the following awards were made
    - to compensate for the loss of 2007 bonus an award of 49,131 shares with a value of £325,000 vesting on 31 March 2011; and
    - In order to compensate for the loss of outstanding deferred share awards under annual incentive plans and long-term awards with his previous employer he was granted restricted share awards, in lieu of his 2006 and 2007 awards, without performance measures which will vest in March 2009 and 2010, respectively.

    These awards were valued taking the relative share prices of his previous employer on the day prior to his last working day and the Company on his first working day.

Directors' remuneration report

125

Directors' remuneration report
For year ending 31 December 2008
continued

Outstanding share options

Options outstanding under the Savings-Related Share Option (SAYE) Scheme are set out below. The SAYE is open to all UK and certain overseas employees. Options under this scheme up to HM Revenue and Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

	Year of initial grant	Options outstanding at 1 Jan 2008	Exercised in 2008	Market price on exercise date (pence)	Options forfeit in 2008	Options granted in 2008	Options outstanding at 31 Dec 2008	Market price at 31 Dec 2008 (pence)	Original exercise price (pence)	Exercise price adjusted for 2004 Rights Issue (pence)	Earliest exercise date	Latest exercise date
Michael McLintock	2003	6,153	6,153	517.5			–	416.5	280	266	01 Jun 08	30 Nov 08
Nick Prettejohn	2006	661					661	416.5	565	n/a	01 Jun 09	30 Nov 09
Tijane Thiam	2008					1,705	1,705	416.5	551	n/a	01 Jun 11	30 Nov 11
Mark Tucker	2005	2,297					2,297	416.5	407	n/a	01 Dec 08	31 May 09

Notes
1 Gains of £15,420 were made by directors in 2008 on the exercise of share options. (2007: £11,339).
2 No price was paid for the award of any option.
3 The highest and lowest share prices during 2008 were 726 pence and 245 pence respectively.

Dilution

Prudential currently meets its obligations under its share plans by funding an employee trust which acquires shares on the open market either at the time of grant or by maintaining sufficient shares in the trust to meet the requirements as awards vest. Shares relating to options granted under all-employee share plans are satisfied by new issue shares. The combined dilution from all outstanding options at 31 December 2008 was 0.02 per cent of the total share capital at the time.

Directors' pensions and life assurance

The pensions policy is set out on page 112. Prudential's current practice in respect of pension arrangements for the current executive directors is set out below.

Philip Broadley participated in a non-contributory scheme that provided a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60.

Philip Broadley was entitled to supplements based on the portion of his basic salary not covered for pension benefits under a HMRC approved scheme. He was also provided with life assurance cover of four times salary.

Michael McLintock participates in a contributory scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is four per cent of basic salary. In both cases Final Pensionable Earnings are capped by a notional scheme earnings cap which replicates the HMRC earnings cap in force before A-Day (6 April 2006).

Michael McLintock is entitled to supplements based on the portion of his basic salary not covered for pension benefits under a HMRC approved scheme. He is also provided with life assurance cover of four times salary.

Nick Prettejohn and Tidjane Thiam are entitled to a total salary supplement of 25 per cent of basic salary. They have both opted to become members of the staff defined contribution pension plan, which provides death in service benefits including life assurance of four times salary. The company contributions to the pension plan are included in the supplement.

Mark Tucker is paid a salary supplement of 25 per cent of his salary. He is also provided with life assurance cover of four times salary. He is not a member of a company pension plan.

Clark Manning participates in a US tax-qualified defined contribution plan (a 401K plan). He is also provided with life assurance cover of two times salary.

Barry Stowe is paid a salary supplement of 25 per cent of his salary. He is also provided with life assurance cover of four times salary.

Where supplements for pension purposes are paid in cash, the amounts are included in the Directors' remuneration table on page 117.

126 Prudential plc Annual Report 2008

Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements that are in the form of contributions to pension arrangements paid by the Company are set out in the following table:

	Age at 31 Dec 2008	Years of pensionable service at 31 Dec 2008	Accrued benefit at 31 Dec 2008	Additional pension earned during year ended 31 Dec 2008: Ignoring inflation on pension earned to 31 Dec 2007 (note 1)	Additional pension earned during year ended 31 Dec 2008: Allowing for inflation on pension earned to 31 Dec 2007 (note 2)	Transfer value of accrued benefit at 31 Dec (note 3): 2008 B	Transfer value of accrued benefit at 31 Dec (note 3): 2007 A	Amount of (B-A) less contributions made by directors during 2008	Contributions to pension and life assurance arrangements (note 4)
			£000	£000	£000	£000	£000	£000	£000
Sir David Clementi	59	–							18
Philip Broadley*	47	8	16	2	2	147	135	12	–
Clark Manning	50	–							14
Michael McLintock	47	16	43	4	4	426	435	(22)	94
Nick Prettejohn	48	–							78
Barry Stowe	51	–							4
Tidjane Thiam	46								96
Mark Tucker	51	–							14

* Philip Broadley left on 31 May 2008 and all transfer information provided is for that date.

Notes
1 As required by Stock Exchange Listing rules.
2 As required by the Companies Act remuneration regulations.
3 The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.
4 Supplements in the form of cash are included in the Directors' remuneration table on page 117.

No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

Total contributions to directors' pension arrangements including cash supplements for pension purposes were £1,027,267 (2007: £1,163,687) of which £268,668 (2007: £166,557) related to money purchase schemes.

Signed on behalf of the Board of directors



Bridget Macaskill
Chairman, Remuneration Committee
18 March 2009



Harvey McGrath
Chairman
18 March 2009

Directors' remuneration report

127

Summary of statutory and supplementary IFRS and EEV basis results
Year ended 31 December 2008

The following tables and referenced disclosure notes show the results reported in the statutory financial statements on pages 131 to 315 and supplementary EEV basis results on pages 318 to 356. This page does not form part of the statutory financial statements.

International Financial Reporting Standards (IFRS) basis results

Statutory IFRS basis results

	Primary statement or note reference	Page	2008	2007*
(Loss) profit after tax attributable to equity holders of the Company	IFRS income statement	131	£(396)m	£947m
Basic (loss) earnings per share	IFRS income statement	131	(16.0)p	38.7p
Dividends per share declared and paid in reporting period	IFRS note B3	162	18.29p	17.42p
Shareholders' equity, excluding minority interests	IFRS balance sheet	135	£5,058m	£6,062m

Supplementary IFRS basis information

	Primary statement or note reference	Page	2008	2007*
Operating profit from continuing operations based on longer-term investment returns	IFRS note B1	157	£1,347m	£1,201m
Short-term fluctuations in investment returns	IFRS note B1	157	£(1,783)m	£(137)m
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	IFRS note B1	157	£(14)m	£(1)m
(Loss) profit from continuing operations before tax attributable to shareholders (including actual investment returns)	IFRS income statement IFRS note B1	131, 157	£(450)m	£1,063m
Operating earnings per share from continuing operations after related tax and minority interests	IFRS note B2	161	42.5p	33.3p
Dividends per share in respect of the reporting period (including interim dividend of 5.99p (2007: 5.70p) and final dividend of 12.91p (2007: 12.30p) declared after the end of the reporting period)	IFRS note B3	162	18.90p	18.00p

Supplementary European Embedded Value (EEV) basis results

	Primary statement or note reference	Page	2008	2007*
Operating profit from continuing operations based on longer-term investment returns	EEV income statement	319	£2,961m	£2,530m
Short-term fluctuations in investment returns	EEV income statement	319	£(5,127)m	£174m
Mark to market value movements on core borrowings	EEV income statement	319	£656m	£223m
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	EEV income statement	319	£(15)m	£(5)m
Effect of changes in economic assumptions and time value of cost of options and guarantees	EEV income statement	319	£(581)m	£748m
(Loss) profit before tax from continuing operations		319	£(2,106)m	£3,670m
Operating earnings per share from continuing operations after related tax and minority interests	EEV note 14	343	88.6p	74.5p
Basic (loss) earnings per share	EEV earnings per share	319	(54.1)p	121.2p
Shareholders' equity, excluding minority interests	EEV balance sheet	321	£15.0bn	£14.6bn

*The Company has adopted the principles of IFRIC 14 in accounting for pension schemes in the current year, giving rise to consequential changes to the comparative results for 2007 (see note I1 to the Group financial statements and note 20 to the EEV basis supplementary information).

Notes

IFRS basis results The preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2007 results and financial statements, except for the effect of the adoption of IFRIC 14 for pension schemes.

EEV basis results The EEV basis results are extracted from supplementary information and are not results that form part of the Group's financial statements.

Supplementary information The results shown above distinguish 'operating profits based on longer-term investment returns' from 'profits before tax'. The reconciling items are presented in accordance with the Group's policy as described in the Group's financial statements and supplementary information. Items excluded from operating profit based on longer-term investment returns represent primarily the effects of altered investment market conditions (short-term fluctuations) and actuarial and other gains and losses on defined benefit pension schemes. For EEV, the operating profit based on longer-term investment returns figure also excludes the mark to market value movements on core borrowings, the effect of changes in economic assumptions and the time value of the cost of options and guarantees.

128 Prudential plc Annual Report 2008

Financial statements and European Embedded Value (EEV) basis supplementary information

130 Index to Group financial statements

Financial statements 131 Consolidated income statement Financial statements 132 Consolidated statement of changes in equity 134 Consolidated balance sheet 136 Consolidated cash flow statement 137 Notes on the Group financial statements 306 Balance sheet of the parent company 307 Notes on the parent company financial statements 316 Statement of directors’ responsibilities in respect of the Annual Report and the financial statements 317 Independent auditor’s report to the members of Prudential plc 318 EEV basis supplementary information 322 Notes on the EEV basis supplementary information 357 Statement of directors’ responsibilities in respect of the EEV basis supplementary information 358 Independent auditor’s report to Prudential plc on the EEV basis supplementary information

Index to Group financial statements

Primary statements

131 Consolidated income statement
132 Consolidated statement of changes in equity
134 Consolidated balance sheet
136 Consolidated cash flow statement

Notes on the Group financial statements

Section A: Background and accounting policies
137 A1: Nature of operations
137 A2: Basis of preparation
137 A3: Critical accounting policies, estimates and judgements
144 A4: Significant accounting policies
154 A5: New accounting pronouncements

Section B: Summary of results
157 B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders
161 B2: Earnings per share
162 B3: Dividends
163 B4: Exchange translation
163 B5: New business
166 B6: Group balance sheet

Section C: Group risk management
177 C: Group risk management

Section D: Life assurance businesses
181 D1: Group overview
189 D2: UK insurance operations
205 D3: US insurance operations
222 D4: Asian insurance operations
231 D5: Capital position statement for life assurance businesses

Section E: Asset management (including US broker dealer) and other operations
240 E1: Income statement for asset management operations
241 E2: Balance sheet for asset management operations
243 E3: Regulatory capital positions
243 E4: Sensitivity of profit and equity to market and other financial risk
243 E5: Other operations

Section F: Income statement notes
244 F1: Segmental information
245 F2: Revenue
246 F3: Acquisition costs and other operating expenditure
246 F4: Finance costs: Interest on core structural borrowings of shareholder-financed operations
246 F5: Tax

Section G: Financial assets and liabilities
252 G1: Financial instruments – designation and fair values
256 G2: Market risk
259 G3: Derivatives and hedging
261 G4: Derecognition and collateral
262 G5: Impairment of financial assets

Section H: Other information on balance sheet items
263 H1: Intangible assets attributable to shareholders
266 H2: Intangible assets attributable to with-profits funds
267 H3: Reinsurers' share of insurance contract liabilities
268 H4: Tax assets and liabilities
269 H5: Accrued investment income and other debtors
270 H6: Property, plant and equipment
271 H7: Investment properties
273 H8: Investments in associates and joint ventures
275 H9: Assets held for sale
275 H10: Cash and cash equivalents
275 H11: Shareholders' equity: Share capital, share premium and reserves
277 H12: Insurance contract liabilities and unallocated surplus of with-profits funds
278 H13: Borrowings
280 H14: Provisions and contingencies
284 H15: Other liabilities

Section I: Other notes
285 I1: Staff and pension plans
297 I2: Share-based payments
300 I3: Key management remuneration
301 I4: Fees payable to auditor
301 I5: Related party transactions
301 I6: Subsidiary undertakings
303 I7: Commitments
304 I8: Cash flows
304 I9: Discontinued banking operations
305 I10: Post balance sheet events

Parent company

306 Balance sheet of the parent company
307 Notes on the parent company financial statements

316 Statement of directors' responsibilities in respect of the Annual Report and the financial statements
317 Independent auditor's report to the members of Prudential plc

European Embedded Value (EEV) basis supplementary information

318 Operating profit from continuing operations based on longer-term investment returns
319 Summarised consolidated income statement – EEV basis
319 Earnings per share – EEV basis
319 Dividends per share
320 Movement in shareholders' equity (excluding minority interests) – EEV basis
321 Summarised consolidated balance sheet – EEV basis
322 Notes on the EEV basis supplementary information
357 Statement of directors' responsibilities in respect of the European Embedded Value (EEV) basis supplementary information
358 Independent auditor's report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

130 **Prudential plc** Annual Report 2008

Consolidated income statement
Year ended 31 December 2008

	Note	2008 £m	2007* £m
Gross premiums earned		18,993	18,359
Outward reinsurance premiums		(204)	(171)
Earned premiums, net of reinsurance	F2	18,789	18,188
Investment return	F2	(30,202)	12,225
Other income	F2	1,146	2,457
Total revenue, net of reinsurance	F1,F2	(10,267)	32,870
Benefits and claims		4,620	(26,224)
Outward reinsurers' share of benefits and claims		389	(20)
Movement in unallocated surplus of with-profits funds	H12	5,815	(541)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance		10,824	(26,785)
Acquisition costs and other operating expenditure	F3	(2,459)	(4,859)
Finance costs: interest on core structural borrowings of shareholder-financed operations	F4	(172)	(168)
Total charges, net of reinsurance	F1	8,193	(31,812)
(Loss) profit before tax *(being tax attributable to shareholders' and policyholders' returns)*†		(2,074)	1,058
Tax credit attributable to policyholders' returns		1,624	5
(Loss) profit before tax attributable to shareholders	B1	(450)	1,063
Tax credit (charge)	F5	1,683	(349)
Less: tax credit attributable to policyholders' returns		(1,624)	(5)
Tax credit (charge) attributable to shareholders' profits	F5	59	(354)
(Loss) profit from continuing operations after tax		(391)	709
Discontinued operations (net of tax)	I9	–	241
(Loss) profit for the year		(391)	950
Attributable to:			
Equity holders of the Company		(396)	947
Minority interests		5	3
(Loss) profit for the year		(391)	950
Earnings per share (in pence)			
Basic (based on 2,472m and 2,445m shares respectively):			
Based on (loss) profit from continuing operations attributable to the equity holders of the Company		(16.0)p	28.8p
Based on profit from discontinued operations attributable to the equity holders of the Company		–	9.9p
		(16.0)p	38.7p
Diluted (based on 2,473m and 2,448m shares respectively):			
Based on (loss) profit from continuing operations attributable to the equity holders of the Company		(16.0)p	28.8p
Based on profit from discontinued operations attributable to the equity holders of the Company		–	9.8p
		(16.0)p	38.6p

* The Company has adopted the principles of IFRIC 14 in accounting for pension schemes. The adoption gives rise to consequential changes to the comparative results for 2007. Note I11 explains the effect of the change.
† This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

Financial statements
Primary statements

131

Consolidated statement of changes in equity

Year ended 31 December 2008

	Note	2008 £m Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
Reserves									
Loss for the year				(396)			(396)	5	(391)
Items recognised directly in equity:									
Exchange movements	B4				631		631		631
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:	D3(a)								
Unrealised holding losses arising during the year						(3,197)	(3,197)		(3,197)
Less net losses included in the income statement on disposal and impairment						487	487		487
						(2,710)	(2,710)		(2,710)
Related change in amortisation of deferred income and acquisition costs	H1					1,070	1,070		1,070
Related tax					119	569	688		688
Total items of income and expense recognised directly in equity					750	(1,071)	(321)		(321)
Total income and expense for the year				(396)	750	(1,071)	(717)	5	(712)
Dividends	B3			(453)			(453)	(2)	(455)
Reserve movements in respect of share-based payments				18			18		18
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and of other consolidated investment funds								(50)	(50)
Share capital and share premium									
New share capital subscribed	H11	2	168				170		170
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	H11		(156)	156					
Treasury shares									
Movement in own shares in respect of share-based payment plans				3			3		3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS				(25)			(25)		(25)
Net increase (decrease) in equity		2	12	(697)	750	(1,071)	(1,004)	(47)	(1,051)
At beginning of year:									
As previously reported		123	1,828	4,440	(112)	(78)	6,201	102	6,303
Effect of adoption of principles of IFRIC 14 for accounting for pension schemes	I1			(139)			(139)		(139)
After adoption of IFRIC 14		123	1,828	4,301	(112)	(78)	6,062	102	6,164
At end of year	H11	125	1,840	3,604	638	(1,149)	5,058	55	5,113

132 Prudential plc Annual Report 2008

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
		2007 £m								
Reserves										
Profit for the year				947				947	3	950
Items recognised directly in equity:										
Exchange movements	B4				11			11		11
Movement on cash flow hedges							(3)	(3)		(3)
Unrealised valuation movements on securities classified as available-for-sale of discontinued banking operations						(2)		(2)		(2)
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:	D3(a)									
Unrealised holding losses arising during the year						(231)		(231)		(231)
Less net gains included in the income statement on disposal and impairment						(13)		(13)		(13)
						(244)		(244)		(244)
Related change in amortisation of deferred income and acquisition costs	H1					88		88		88
Related tax					2	53	1	56		56
Total items of income and expense recognised directly in equity					13	(105)	(2)	(94)		(94)
Total income and expense for the year				947	13	(105)	(2)	853	3	856
Dividends	B3			(426)				(426)	(5)	(431)
Reserve movements in respect of share-based payments				18				18		18
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and of other consolidated investment funds									(28)	(28)
Share capital and share premium										
New share capital subscribed	H11	1	181					182		182
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	H11		(175)	175						
Treasury shares										
Movement in own shares in respect of share-based payment plans				7				7		7
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS				4				4		4
Net increase (decrease) in equity		1	6	725	13	(105)	(2)	638	(30)	608
At beginning of year:										
As previously reported		122	1,822	3,640	(125)	27	2	5,488	132	5,620
Effect of adoption of principles of IFRIC 14 for accounting for pension schemes	I1			(64)				(64)		(64)
After adoption of IFRIC 14		122	1,822	3,576	(125)	27	2	5,424	132	5,556
At end of year	H11	123	1,828	4,301	(112)	(78)	0	6,062	102	6,164

Financial statements
Primary statements

133

Consolidated balance sheet

31 December 2008

Assets

Note 2008 £m 2007* £m

Intangible assets attributable to shareholders:

Goodwill H1(a) 1,341 1,341 Deferred acquisition costs and other intangible assets H1(b) 5,349 2,836 Total 6,690 4,177 Intangible assets attributable to with-profits funds: In respect of acquired subsidiaries for venture fund and other investment purposes H2(a) 174 192 Deferred acquisition costs and other intangible assets H2(b) 126 19 Total 300 211 Total 6,990 4,388 Other non-investment and non-cash assets: Property, plant and equipment H6 635 1,012 Reinsurers’ share of insurance contract liabilities H3 1,240 783 Deferred tax assets H4 2,886 951 Current tax recoverable H4 657 285 Accrued investment income G1,H5 2,513 2,023 Other debtors G1,H5 1,232 909 Total 9,163 5,963 Investments of long-term business and other operations: Investment properties H7 11,992 13,688 Investments accounted for using the equity method H8 10 12 Financial investments: G1 Loans 10,491 7,924 Equity securities and portfolio holdings in unit trusts 62,122 86,157 Debt securities 95,224 83,984 Other investments 6,301 4,396 Deposits 7,294 7,889 Total 193,434 204,050 Held for sale assets H9 – 30 Cash and cash equivalents G1,H10 5,955 4,951

Total assets B6 215,542 219,382

134 Prudential plc Annual Report 2008

Equity and liabilities

	Note	2008 £m	2007* £m
Equity			
Shareholders' equity	H11	5,058	6,062
Minority interests		55	102
Total equity		5,113	6,164
Liabilities			
Policyholder liabilities and unallocated surplus of with-profits funds:			
Insurance contract liabilities	H12	136,030	132,776
Investment contract liabilities with discretionary participation features	G1	23,446	29,550
Investment contract liabilities without discretionary participation features	G1	14,501	14,032
Unallocated surplus of with-profits funds	H12	8,414	13,959
Total		182,391	190,317
Core structural borrowings of shareholder-financed operations:			
Subordinated debt	H13	1,987	1,570
Other	H13	971	922
Total	G1,H13	2,958	2,492
Other borrowings:			
Operational borrowings attributable to shareholder-financed operations	G1,H13	1,977	3,081
Borrowings attributable to with-profits funds	G1,H13	1,308	987
Other non-insurance liabilities:			
Obligations under funding, securities lending and sale and repurchase agreements	G1	5,572	4,081
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	G1	3,843	3,556
Current tax liabilities	H4	842	1,237
Deferred tax liabilities	H4	3,229	3,402
Accruals and deferred income		630	599
Other creditors	G1	1,496	1,020
Provisions	H14	461	575
Derivative liabilities	G1,G3	4,832	1,080
Other liabilities	G1,H15	890	791
Total		21,795	16,341
Total liabilities	B6	210,429	213,218
Total equity and liabilities		215,542	219,382

* The Company has adopted the principles of IFRIC 14 for pension schemes, giving rise to consequential changes to the comparative results and balances of 2007. Note I1 explains the effect of the change.

The consolidated financial statements on pages 131 to 305 were approved by the Board of directors on 18 March 2009.

Harvey McGrath
Chairman

Mark Tucker
Group Chief Executive

Tidjane Thiam
Chief Financial Officer

Financial statements
Primary statements

135

Consolidated cash flow statement Year ended 31 December 2008

Note 2008 £m 2007* £m

Cash flows from operating activities

(Loss) profit before tax from continuing operations (being tax attributable to shareholders’ and policyholders’ returns)† (2,074) 1,058 Profit before tax from discontinued operations I9 – 222 Total (loss) profit before tax (2,074) 1,280 Changes in operating assets and liabilities: Investments 33,255 (11,730) Other non-investment and non-cash assets (1,659) (466) Policyholder liabilities (including unallocated surplus) (26,987) 11,845 Other liabilities (including operational borrowings) (631) 902 Interest income and expense and dividend income included in profit before tax (4,989) (8,201) Other non-cash items (74) (141) Operating cash items: Interest receipts 2,937 5,541 Dividend receipts 2,019 2,732 Tax paid (653) (624) Net cash flows from operating activities 1,144 1,138

Cash flows from investing activities

Purchases of property, plant and equipment H6 (240) (231) Proceeds from disposal of property, plant and equipment 11 61 Acquisition of subsidiaries, net of cash balances I6(iv) – (77) Disposal of Egg, net of cash balances I9 – (538) Disposal of other subsidiaries, net of cash balances I6(iv) – 157 Deconsolidation of investment subsidiaries I6(iv) – (91) Net cash flows from investing activities (229) (719)

Cash flows from financing activities

Structural borrowings of the Group: I8 Shareholder-financed operations:

Redemption – (150) Interest paid (167) (171) With-profits operations: Interest paid (9) (9) Equity capital: Issues of ordinary share capital H11 12 6 Dividends paid B3 (297) (255) Net cash flows from financing activities (461) (579) Net increase (decrease) in cash and cash equivalents 454 (160) Cash and cash equivalents at beginning of year 4,951 5,071 Effect of exchange rate changes on cash and cash equivalents 550 40

Cash and cash equivalents at end of year H10 5,955 4,951

*The Company has adopted the principles of IFRIC 14 for pension schemes, giving rise to consequential changes to the 2007 comparative results. Note I1 explains the effect of the change.

†This measure is the formal (loss) profit before tax measure under IFRS but it is not the result attributable to shareholders.

136 Prudential plc Annual Report 2008

Notes on the Group financial statements A: Background and accounting policies

A1: Nature of operations

Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL) and M&G Investment Management Limited.

In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company (Jackson). The Group also has operations in Hong Kong, Malaysia, Singapore, Taiwan and other Asian countries. On 20 February 2009, the Company announced that it had entered into agreement, subject to regulatory approval to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan. See note I10 for further details.

Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment services.

Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK and Asia. The principal products written by Jackson are interest-sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, fixed index deferred annuities and term life insurance.

Prudential plc is a public limited company incorporated and registered in England and Wales. The registered office is:

Laurence Pountney Hill London EC4R 0HH

Registered number: 1397169

A2: Basis of preparation

The consolidated financial statements consolidate the Group and the Group’s interest in associates and jointly-controlled entities. The parent company financial statements present information about the Company as a separate entity and not about the Group.

The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The Company has elected to prepare its parent company financial statements in accordance with UK Generally Accepted Accounting Practice (GAAP). These are presented on pages 306 to 315.

As part of its response to the global financial crisis, in 2008, the International Accounting Standards Board (IASB) has issued amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement’ and IFRS 7, ‘Financial Instruments: Disclosures’. Financial ‘Reclassification of Financial Assets: Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 statements Financial Instruments: Disclosures’ was issued in October 2008 permitting the reclassification of non-derivative financial assets into the ‘loans and receivables’ category under which assets are carried at amortised cost if specific conditions are met.

The Group has not made any such reclassification of financial assets as permitted by the amendments.

The Group has applied all IFRS standards and interpretations adopted by the EU and effective at 31 December 2008. In addition, the Group has early adopted IFRIC 14 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction’. Further details on the impact of the adoption of this interpretation are provided in notes A5 and I1.

A3: Critical accounting policies, estimates and judgements

a Critical accounting policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS adopted for use in the EU. Were the Group to apply IFRS as published by the IASB, as opposed to EU-adopted IFRS, no additional adjustments would be required.

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

A

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

Notes on the Group financial statements A: Background and accounting policies continued

A3: Critical accounting policies, estimates and judgements continued

The critical accounting policies in respect of the items discussed below are critical for the Group’s results insofar as they relate to the Group’s shareholder-financed business. In particular this applies for Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group’s with-profits business. Accordingly, explanation is provided in this note and cross-referenced notes as to why the distinction between with-profits business and shareholder-backed business is relevant.

The items discussed below and in cross-referenced notes explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet date so as to provide analysis that recognises the different accounting effects on profit and loss or equity. In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group’s businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group’s with-profits funds.

Insurance contract accounting

With the exception of certain contracts described in note D1, the Group’s life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in November 2003 has been applied.

In 2005 the Group chose to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, ‘Life Assurance’. Under this standard, the main accounting changes that were required for UK with-profits funds were:

• Derecognition of deferred acquisition costs and related deferred tax; and • replacement of MSB liabilities with adjusted realistic basis liabilities.

The results shown for 2008 and 2007 reflect this basis.

Unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds that have yet to be appropriated between policyholders and shareholders. The Group has opted to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders’ participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus.

For Jackson, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For participating business the liabilities include provisions for the policyholders’ interest in realised investment gains and other surpluses that, where appropriate, and in particular for Vietnam, have yet to be declared as bonuses.

The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, for the 2008 and 2007 results, options and guarantees are valued on a market consistent basis. The basis is described in note D2(g)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement. Except in respect of variable annuity business, the value movements on derivatives held by Jackson are separately identified within the short-term fluctuations in investment returns identified as part of the Group’s supplementary analysis of results described below and in note B1. Derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns.

For derivative instruments of Jackson, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

• IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

138 Prudential plc Annual Report 2008

• the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;

• the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson’s derivative book; • the complexity of asset and liability matching of US life insurers such as those with Jackson’s product range; and finally • whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

In this regard, the issues surrounding IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson’s derivatives are reflected within it.

Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within shareholders’ equity. Impairments are recorded in the income statement.

Presentation of results before tax

The total tax charge for the Group reflects tax that in addition to relating to shareholders’ profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

Supplementary analysis of results and earnings attributable to shareholders

The Group uses operating profit based on longer-term investment returns as a supplemental measure of its results. The basis of calculation is disclosed in note A4(d).

For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables, all financial investments and investment property are designated as fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds are accounted for as liabilities and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and the Group provides additional Financial analysis of results to provide information on results before and after short-term fluctuations in investment returns. statements b Critical accounting estimates and judgements

Investments

Determining the fair value of financial investments when the markets are not active

The Group holds certain financial investments for which the markets are not active. These include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. When the markets are not active, there is generally no or limited observable market data for the financial investments. The determination of whether an active market exists for a financial investment requires management’s judgement.

If the market for a financial investment of the Group is not active, the fair value is determined in full or in part by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third-parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources, when available but overall, the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

A

Notes on the Group financial statements A: Background and accounting policies continued

A3: Critical accounting policies, estimates and judgements continued

The fair values of financial investments, net of derivative liabilities, valued using a valuation technique either internally by the Group or by independent third-parties at 31 December 2008 was £40,252 million (2007: £33,822 million). Of these amounts, financial investments net of derivative liabilities with a fair value of £24,833 million (2007: £19,748 million) were held by the US operations. Financial investments valued using valuation techniques held by UK operations were £15,399 million (2007: £14,139 million) and of this amount £14,695 million (2007: £13,580 million) related to securities held by with-profits operations and £704 million (2007: £559 million) related to securities held by the UK shareholder-backed business. Debt securities of US insurance operations valued internally using valuation techniques in 2008 include certain asset-backed securities which had previously been valued using prices provided by a pricing service or brokers in the context of active markets. The current market dislocations have caused a reassessment of the valuation process for these asset-backed securities. In particular, beginning the end of the third quarter of 2008, the external prices obtained for certain asset-backed securities were deemed to be inappropriate in the current market conditions. For the valuations at 31 December 2008, the US operations have therefore utilised internal valuation models, provided by PPM America, to derive fair values for all non-agency residential mortgage-backed securities and asset-backed securities and certain commercial mortgage-backed securities. The techniques used by PPM America include cash flow models based on spreads and, when available, market indices. Additional details are explained in note G1.

Determining impairments relating to financial assets

Available-for-sale securities

Financial investments carried on an available-for-sale basis are represented by Jackson’s debt securities portfolio. The consideration of evidence of impairment requires management’s judgement. In making this determination the factors considered include, for example, whether the decline is substantial, the ability and intent to retain the investment long enough to allow for an estimated full recovery in value, the duration and extent to which the amortised cost exceeds fair value, the financial condition and prospects of the issuer, or any other objectively observable conditions that indicate that the investment may be impaired.

For Jackson’s residential mortgage-backed securities, the model used to analyse cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effect. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered a principal payment shortfall. If a shortfall applies an impairment charge is generally recorded.

Unrealised losses that are considered to be primarily the result of market conditions, such as interest rates movements, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. The Group’s review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. The preceding note in this section provides explanation on how fair value is determined when the markets for the financial investments are not active. Further, additional details on the impairments of the available-for-sale securities of Jackson are described in notes D3 and G5.

Assets held at amortised cost

Financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred.

The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the asset as a result of changed circumstances.

Changes in the estimates of credit risk in any reporting period could result in a change in the allowance for losses on the loans and advances.

140 Prudential plc Annual Report 2008

Insurance contracts

Product classification

IFRS 4 requires contracts written by insurers to be classified as either ‘insurance contracts’ or ‘investment contracts’ depending on the level of insurance risk transferred. Insurance risk is risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

a that are likely to be a significant portion of the total contract benefits; b whose amount or timing is contractually at the discretion of the insurer; and c that are contractually based on asset or fund performance, as discussed in IFRS 4.

Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by the Group.

For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions i Contracts of with-profits funds

The Group’s insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority’s (FSA) realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

The basis of determining liabilities for the Group’s with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus, which is accounted for as a liability rather than shareholders’ equity.

A detailed explanation of the basis of liability measurement is contained in note D2(g)(ii).

The Group’s other with-profits contracts are written in with-profits funds that operate in some of the Group’s Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on Financial assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to statements which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders’ equity. The Company’s obligations and more detail on such circumstances are described in note H14.

ii Other contracts

Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4. From the perspective of shareholder results the key sensitivities relate to assumptions for allowance for credit risk for UK annuity business and assumed future investment returns for the Taiwan life operation.

A

Notes on the Group financial statements A: Background and accounting policies continued

A3: Critical accounting policies, estimates and judgements continued

Jackson

Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson’s contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 ‘Accounting and Reporting for Insurance Enterprises’ and SFAS 97 ‘Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments’ apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contract contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson’s fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for 2008 and 2007 was 8.4 per cent per annum (net of fund management fees) determined using a mean reversion methodology. This rate reflects a long-term assumption applied from year to year that is appropriate in the context of ‘grandfathered’ US GAAP under IFRS 4 for accounting for Jackson’s insurance assets and liabilities. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(i).

These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Asian operations

The insurance products written in the Group’s Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions.

The principal non-participating business in the Group’s Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around 1.4 per cent. The current low bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in-force negative spread in Taiwan is around £50 million a year.

The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned on, the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked-in at the point of policy inception, and a deferred acquisition cost asset is held in the balance sheet.

The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed

142 Prudential plc Annual Report 2008

to be earned in the trending period. In determining the long-term estimate, external advice of expert macroeconomic consultants has been obtained. At 31 December 2008 it has been assumed that the longer-term bond rate of 5.5 per cent will be attained by

31 December 2018 (2007: 5.5 per cent by 31 December 2013).

The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period and the level of the projected long-term rate.

Details of this sensitivity are shown in note D4(j)(iii).

Deferred acquisition costs

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime as described in note A4, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed operations is for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of the Jackson companies, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality studies.

For variable annuity business, the key assumption is the expected long-term level of equity market returns as described above. The level of acquisition costs carried in the balance sheet is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(i) and H1.

Asian operations

The key shareholder-backed Asian operation is the Taiwan life business.

In 2008, a number of changes have been made to the basis of estimating the level of deferred acquisition costs, as described in note D4(i)(b).

The carrying value of the deferred acquisition costs of the Taiwan operation are potentially sensitive to changes in current Financial assumed future interest rates as described above. statements

Pensions

The Group applies the requirements of IAS 19, ‘Employee benefits’, to its defined benefit pension schemes. Due to the inclusion of actuarial gains and losses in the income statement rather than being recognised directly in equity, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions.

The economic participation in the surplus or deficits attaching to the main Prudential Staff Pension Scheme (PSPS) and the smaller Scottish Amicable Pensions Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

In the case of PSPS, movements in the apportionment of the surplus or deficit for PSPS between the WPSF and shareholders’ funds in 2008 reflect the 70/30 ratio applied to the base deficit position as at 31 December 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS the ratio is estimated to be 50/50 between the WPSF and shareholders’ funds.

On 1 January 2008, the Group adopted IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’. IFRIC 14 provides guidance on the recognition of IAS 19 surpluses in, and funding obligations for, defined benefit pension schemes. As a result of the adoption of this interpretation, in respect of the position at

31 December 2008, the Group has not recognised the underlying PSPS pension surplus of £728 million (£615 million net of deferred tax), reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognised as an asset on its balance sheet under the previous policy. In addition, the Group has recognised a liability for deficit funding to 5 April 2010 of £65 million (£55 million net of deferred tax) in respect of PSPS. Of A these, the amounts attributable to shareholders are £223 million (£160 million net of deferred tax) for the surplus not recognised as an asset and £20 million (£15 million net of deferred tax) for the additional liability for deficit funding. In total the impact on shareholders’ equity at 31 December 2008 is a reduction of £175 million.

Notes on the Group financial statements A: Background and accounting policies continued

A3: Critical accounting policies, estimates and judgements continued

Deferred tax

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4.

Goodwill

Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows. Further information is disclosed in note H1.

A4: Significant accounting policies

a Financial instruments (other than long-term business contracts classified as financial instruments under IFRS 4)

Investment classification

Upon initial recognition, financial investments are measured at fair value. Subsequently, the Group is permitted under IAS 39, subject to specific criteria, to designate its investments as either financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held-to-maturity or loans and receivables. The Group holds financial investments on the following bases:

i Financial assets and liabilities at fair value through profit and loss – this comprises assets and liabilities designated by management as fair value through profit and loss on inception. These investments are measured at fair value with all changes thereon being recognised in investment income.

ii Financial investments on an available-for-sale basis – this comprises assets that are designated by management and/or do not fall into any of the other categories. These investments are carried at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in equity. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from equity to the income statement as realised gains or losses.

iii Loans and receivables – this comprises investments that have fixed or determinable payments and are not designated as fair value through profit and loss or available-for-sale. These investments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are carried at amortised cost using the effective interest method.

The Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group’s financial assets except all loans and receivables and debt securities held by Jackson. Debt securities held by Jackson are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group’s risk management and investment strategies.

The Group uses the trade date method to account for regular purchases and sales of financial assets.

Use of fair values

The Group uses current bid prices to value its quoted investments. Actively traded investments without quoted prices are valued using external broker bid prices. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique. Additional details are provided in note G1.

Impairments

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets not held at fair value through profit and loss is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a loss event) and that a loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of financial assets is impaired includes observable data that comes to the attention of the Group. For assets designated as available-for-sale, the impairment is measured as the difference between the amortised cost of the asset and its fair value which is removed from the available-for-sale reserve within equity and recognised in the income statement.

For loans and receivables carried at amortised cost, the impairment amount is the difference between amortised cost and the present value of the expected cash flows discounted at the original effective interest rate.

144 Prudential plc Annual Report 2008

If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full).

Derivatives and hedge accounting

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets.

The Group may designate certain derivatives as hedges. This includes fair value hedges, cash flow hedges and hedges of net investments in foreign operations. If the criteria for hedge accounting are met then the following accounting treatments are applied from the date at which the designation is made and the accompanying requisite documentation is in place:

i Hedges of net investments in foreign operations – the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges are recognised in equity. The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument recognised directly in equity is recognised in the income statement on disposal of the foreign operation.

ii Fair value hedges – movements in the fair value of the hedged item attributable to the hedged risk are recognised in the income statement.

iii Cash flow hedges – the effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognised in equity. Movements in fair value relating to the ineffective portion are booked in the income statement.

Amounts recognised directly in equity are recorded in the income statement in the periods in which the hedged item affects profit or loss.

All derivatives that do not meet the relevant hedging criteria are carried at fair value with movements in fair value being recorded in the income statement.

The primary areas of the Group’s continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.

For the Group’s continuing operations, hedge accounting under IAS 39 is not usually applied. The exceptions, where hedge accounting has been applied in 2008 and 2007, are summarised in note G3.

For UK with-profits funds the derivative programme is undertaken as part of the efficient management of the portfolio as a whole. As noted in section D2 value movements on the with-profits funds investments are reflected in changes in asset-share liabilities to policyholders or the liability for unallocated surplus. Shareholders’ profit or equity is not affected directly by value movements on the derivatives held. Financial For UK annuity business the derivatives are held as part of the overall matching of asset returns and duration to match, as statements far as practical, with liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held. Except for the extent of minor mismatching, value movements on derivatives held for this purpose do not affect shareholders’ profit or equity.

For Jackson an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. The Group has chosen generally not to seek to construct the Jackson derivative programme so as to facilitate hedge accounting where theoretically possible, under IAS 39. Further details on this aspect of the Group’s financial reporting are described in note A3.

Embedded derivatives

Embedded derivatives are held by various Group companies including Jackson. They are embedded within other non-derivative host financial instruments to create hybrid instruments. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

In Jackson, for 2008 and subsequently, the embedded derivative liabilities for Guaranteed Minimum Withdrawal Benefit (GMWB), Guaranteed Minimum Income Benefit (GMIB) reinsurance, and Fixed Index Annuity business are valued by reference to AA corporate bond rates. Previously, the liabilities had been measured by reference to swap rates. The reason for the change is the anomalous swap curves applying in the current dislocated credit markets. Further details are provided in note D3 (g).

Securities lending including repurchase agreements

The Group is party to various securities lending agreements under which securities are loaned to third-parties on a short-term A basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group’s policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

Notes on the Group financial statements A: Background and accounting policies continued

A4: Significant accounting policies continued

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated balance sheet. To further minimise credit risk, the financial condition of counterparties is monitored on a regular basis.

Derecognition of financial assets and liabilities

The Group’s policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred. The Group also derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire. Where the Group neither transfers nor retains substantially all the risks and rewards of ownership, the Group will derecognise the financial asset where it is deemed that the Group has not retained control of the financial asset.

Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised providing all of the following conditions are met:

• The Group has no obligation to pay amounts to the eventual recipients unless it collects the equivalent amounts from the original asset; • the Group is prohibited by the terms of the transfer contract from selling or pledging the original asset; and • the Group has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Borrowings

Although initially recognised at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity.

Financial liabilities designated at fair value through profit and loss

Consistent with the Group’s risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

b Long-term business contracts

Income statement treatment

Premiums and claims

Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognised when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude any taxes or duties assessed based on premiums.

Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognised as revenue when related services are provided.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid and death claims are recorded when notified.

For investment contracts which do not contain discretionary participating features, the accounting reflects the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the balance sheet.

Acquisition costs

Costs of acquiring new insurance business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC), which are included as an asset in the balance sheet. The DAC asset in respect of insurance contracts is amortised against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortised DAC asset is assessed at the time of policy issue and reviewed if profit margins have declined.

Under IFRS, investment contracts (excluding those with discretionary participation features) are required to be accounted for as financial liabilities in accordance with IAS 39 and, where relevant, the provisions of IAS 18 in respect of the attaching

146 Prudential plc Annual Report 2008

investment management features of the contracts. The Group’s investment contracts primarily comprise certain unit-linked savings contracts in the UK and Asia and contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains).

Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision.

UK regulated with-profits funds

Prudential’s long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group’s Asian operations subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group’s long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders’ profits with respect to bonuses declared on with-profits business correspond to the shareholders’ share of the cost of bonuses as declared by the board of directors. The shareholders’ share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

Annual bonuses are declared and credited each year to with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and for death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

The policyholders’ liabilities of the regulated with-profits funds are accounted for under FRS 27. FRS 27 is underpinned by the FSA’s Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

• A with-profits benefits reserve (WPBR); plus • future policy related liabilities (FPRL); plus • the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings.

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group but are also market consistent.

The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR) and investment policies the Group employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that the Group retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with management’s policy for with-profits funds and the disclosures made in the publicly available Principles and Practices of Financial Management.

Under FRS 27 for the UK with-profits funds:

• No deferred acquisition costs and related deferred tax are recognised; and • adjusted realistic basis liabilities instead of MSB liabilities are recognised.

Adjusted realistic basis liabilities represent the Peak 2 basis realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns, but after excluding the element for the shareholders’ share of the future bonuses. This latter item is recognised as a liability for the purposes of regulatory returns but, for accounting purposes under FRS 27, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration.

Financial statements A

Notes on the Group financial statements A: Background and accounting policies continued

A4: Significant accounting policies continued

Unallocated surplus

The unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

Other insurance contracts (i.e. contracts which contain significant insurance risk as defined under IFRS 4)

For these contracts UK GAAP has been applied, which reflects the MSB. Under this basis the following approach applies:

Other UK insurance contracts

Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefit provisions were based on published mortality tables adjusted to reflect actual experience.

Overseas subsidiaries

The assets and liabilities of insurance contracts of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group’s accounting policies.

Jackson

The future policyholder benefit provisions for Jackson’s conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations. For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated balance sheet is the policyholder account balance.

For the business of Jackson, the determination of the expected emergence of margins, against which the amortisation profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2008 and 2007, was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealised gains and losses are recognised directly in equity. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of DAC and deferred income, these adjustments are recognised directly in equity to be consistent with the treatment of the gains or losses on the securities.

Asian operations

Except for the operations in Taiwan, Vietnam and Japan, the future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the PAC, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations.

For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For these three operations the business written is primarily non-participating and linked business. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these three operations include provisions for the policyholders’ interest in realised investment gains and other surpluses that have yet to be declared as bonuses.

Although the basis of valuation of Prudential’s overseas operations is in accordance with the requirements of the Companies Act 1985 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK MSB for UK operations with the same features.

148 Prudential plc Annual Report 2008

Liability adequacy

The Group performs liability adequacy testing on its insurance provisions to ensure that the carrying amounts of provisions (less related DAC and present value of in-force business – see policy on business acquisitions and disposals) is sufficient to cover current estimates of future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Any deficiency is immediately charged to the income statement.

Reinsurance

In the normal course of business, the Group seeks to reduce loss exposure by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recognised in the consolidated balance sheet representing premiums due to or payments due from reinsurers and the share of benefits and claims recoverable from reinsurers. The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.

Gains arising on the purchase of reinsurance contracts by Jackson are deferred and amortised over the contract duration. Any loss is recognised in the income statement immediately.

Investment contracts (contracts which do not contain significant insurance risk as defined under IFRS 4)

For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18.

For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability. On contract inception, the liability is measured at fair value less incremental, directly attributable acquisition costs. Remeasurement at future reporting dates is on an amortised cost basis utilising an effective interest rate methodology whereby the interest rate utilised discounts to the net carrying amount of the financial liability.

Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss. Fair value is based upon the fair value of the underlying assets of the fund. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

c Other assets, liabilities, income and expenditure

Basis of consolidation

The Group consolidates those entities it is deemed to control. The degree of control is determined by the ability of the Group to govern the financial and operating policies of an entity in order to obtain benefits. Consideration is given to other factors such as potential voting rights.

The Group has consolidated some special purpose entities (SPEs), such as funds holding collateralised debt obligations (CDOs), where equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These SPEs are consolidated because the Group is deemed to control them under IFRS.

The Group holds investments in internally and externally managed open-ended investment companies (OEICs) and unit trusts. The Group’s percentage ownership levels in these entities can fluctuate from day to day according to changes in the Group’s and third-party participation in the funds. In instances where the Group’s ownership of internally managed funds declines marginally below 50 per cent and, based on historical analysis and future expectations the decline in ownership is expected to be temporary, the funds continue to be consolidated as subsidiaries under IAS 27.

Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity’s voting rights, but does not control the entity, then this is considered to be an investment in an associate. With the exception of those referred to below, the Group’s investments in associates are recorded at the Group’s share of the associates’ net assets. The carrying value of investments in associates is adjusted each year for the Group’s share of the entities’ profit or loss. This does not apply to investments in associates held by the Group’s insurance or investment funds including the venture capital business or mutual funds and unit trusts, which are carried at fair value through profit and loss.

The Group’s investments in joint ventures are recognised using proportional consolidation whereby the Group’s share of an entity’s individual balances are combined line-by-line with similar items into the Group financial statements.

Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss.

The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to 31 December 2008 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to 31 December. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All inter-company transactions are eliminated on consolidation. Results of asset management activities include those for managing internal funds.

Financial statements A

Notes on the Group financial statements A: Background and accounting policies continued

A4: Significant accounting policies continued

Investment properties

Investments in leasehold and freehold properties not for occupation by the Group are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group’s qualified surveyors or professional external valuers using the Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific property. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets.

Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Where a lease has a contingent rent element, the rent is calculated in accordance with individual lease terms and charged as an expense as incurred.

Pension schemes

The Group operates a number of pension schemes around the world. The largest of these schemes is the PSPS, a defined benefit scheme. The Group also operates defined contribution schemes. Defined contribution schemes are schemes where the Company pays contributions into a fund and the Company has no legal or constructive obligation to pay further contributions should the assets of that fund be insufficient to pay the employee benefits relating to employee service in both current and prior periods. Defined benefit schemes are post-employment benefit plans that are not defined contribution schemes.

For the Group’s defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group’s balance sheet. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognised if the nature of the arrangements under the Trust deed, and funding arrangements between the Trustee and the Company support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognised.

The Group utilises the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

The plan assets of the Group’s pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognised in the consolidated balance sheet.

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of discount on liabilities at the start of the period, less the expected investment return on scheme assets at the start of the period, is charged to the income statement. Actuarial gains and losses as a result of changes in assumptions or experience variances are also charged or credited to the income statement.

Contributions to the Group’s defined contribution schemes are expensed when due. Once paid, the Group has no further payment obligations. Any prepayments are reflected as an asset on the balance sheet.

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees.

The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions. The Group revises its estimate of the number of options likely to be exercised at each balance sheet date and adjusts the charge to the income statement accordingly. Where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions, additional modelling is performed to estimate the fair value of the awards. No subsequent adjustment is then made to the fair value charge for awards that do not vest on account of these performance conditions not being met.

The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. None of the trusts that hold shares for employee incentive and savings plans continue to hold these shares once they are issued to employees. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders’ equity.

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Tax

The Group’s UK subsidiaries each file separate tax returns. Jackson and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred taxes are provided under the liability method for all relevant temporary differences, being the difference between the carrying amount of an asset or liability in the balance sheet and its value for tax purposes. IAS 12, ‘Income Taxes’ does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. The tax effects of losses available for carry forward are recognised as an asset. Deferred tax assets are only recognised when it is probable that future taxable profits will be available against which these losses can be utilised. Deferred tax related to charges or credits taken directly to equity is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

The tax charge for long-term business includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders’ profits or losses attributable to that business. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate with the remaining portion taxed at rates applicable to the policyholders.

Basis of presentation of tax charges

Tax charges in the income statement reflect the aggregate of the shareholder tax on the long-term business result and on the Group’s other results.

Under UK Listing Authority rules, profit before tax is required to be presented. This requirement, coupled with the fact that IFRS does not contemplate tax charges which are attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies, necessitates the reporting of total tax charges within the presented results. The result before all taxes (i.e. ‘profit before tax’ as shown in the income statement) represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. Separately within the income statement, ‘profit before tax attributable to shareholders’ is shown after deduction of taxes attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Tax charges on this measure of profit reflect the tax charges attributable to shareholders. In determining the tax charges attributable to shareholders, the Group has applied a methodology consistent with that previously applied under UK GAAP reflecting the broad principles underlying the tax legislation of life assurance companies.

Property, plant and equipment

All property, plant and equipment such as owner occupied property, computer equipment and furniture and fixtures, are carried at depreciated cost. Costs including expenditure directly attributable to the acquisition of the assets are capitalised. Depreciation is calculated and charged on a straight-line basis over an asset’s estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. If the carrying amount of an asset is greater than its recoverable amount then its carrying value is written down to that recoverable amount.

Leasehold improvements to owner occupied property are depreciated over the life of the lease. Assets held under finance leases are capitalised at their fair value.

Business acquisitions and disposals

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the costs of acquisition over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Should the fair value of the identifiable assets and liabilities of the entity exceed the cost of acquisition then this amount is recognised immediately in the income statement. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Revenues and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds, net of selling costs, less the net assets of the entity at the date of disposal.

For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset for the present value of in-force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortised over the anticipated lives of the related contracts in the portfolio. An intangible asset may also be recognised in respect of acquired investment management contracts representing the fair value of contractual rights acquired under these contracts.

Financial statements A

Notes on the Group financial statements A: Background and accounting policies continued

A4: Significant accounting policies continued

The Company uses the economic entity method to purchase minority interests. Under the economic entity method any difference between consideration and the share of net assets acquired is recorded directly in equity.

Goodwill

Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group balance sheet as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. These cash generating units reflect the smallest group of assets that includes the goodwill and generates cash flows that are largely independent of the cash inflows from other groups of assets. If the carrying amount of the cash generating unit exceeds its recoverable amount then the goodwill is considered impaired. Impairment losses are recognised immediately in the income statement and may not be reversed in future periods.

Acquired intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are valued at acquisition and carried at cost less amortisation and any accumulated impairment losses. Amortisation calculated is charged on a straight-line basis over the estimated useful life of the assets. The residual values and useful lives are reviewed at each balance sheet date.

Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition.

Rights of offset

Assets and liabilities in the consolidated financial statements are only reported on a net basis when there is a legally enforceable right to offset and there is an intention to settle on a net basis.

Segments

In accordance with IAS 14, ‘Segment Reporting’ the Group reports its results and certain other financial information by primary and secondary segments. The Group’s primary segments are its business segments, namely, insurance operations and asset management. The Group’s secondary segments are its geographical segments, namely, UK, US and Asia.

Shareholders’ dividends

Dividends to shareholders are recognised as a liability in the period in which they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained earnings.

Share capital

Where there is no obligation to transfer assets, shares are classified as equity. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

Foreign exchange

The Group’s consolidated financial statements are presented in pounds sterling, the Group’s presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, i.e. the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component of equity.

Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements taken directly to shareholders’ equity. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement. Foreign currency transactions are translated at the spot rate prevailing at the time.

d Presentation of supplementary analysis of profit before tax attributable to shareholders

The Group provides supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of the total profit.

152 Prudential plc Annual Report 2008

Operating profit based on longer-term investment returns

The Group continues to use operating profit based on longer-term investment returns as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis the following key elements are applied to the results of the Group’s shareholder-financed operations.

i Debt and equity securities

Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve (RMR) based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-backed operation for which the risk margin reserve charge is most significant is Jackson National Life. The RMR charge for Jackson is based on long-term average default and recovery data as published by Moody’s. Note B1 provides further detail.

Longer-term equity returns comprise aggregate long-term income and capital returns.

ii Derivative value movements

Value movements for Jackson’s equity-based derivatives and variable annuity product embedded derivatives are included in operating profits based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements.

Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked directly to shareholders’ equity rather than income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

• Unit-linked and US variable annuity business.

For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly, all asset value movements are recorded in the operating results based on longer-term investment returns.

• Assets covering non-participating business liabilities that are interest rate sensitive.

For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for asset defaults which, if they occur, are recorded as a component of short-term fluctuations in investment returns.

iii Liabilities to policyholders and embedded derivatives for product guarantees

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities are broadly equivalent in the income statement, and operating profit based on longer-term investment returns is not distorted. In these circumstances there is no need for the movement in the liability to be bifurcated between the element that relates to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment returns and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

a Asia

Vietnamese participating business

For the participating business in Vietnam the liabilities include policyholders’ interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholder interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business operating profit

Financial statements A

Notes on the Group financial statements A: Background and accounting policies continued

A4: Significant accounting policies continued

based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders’ interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

Non-participating business

Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates in the balance sheet.

Guaranteed Minimum Death Benefit (GMDB) product features

For unhedged GMDB liabilities accounted for under IFRS using ‘grandfathered’ US GAAP, such as in the Japanese business, the change in carrying value is determined under SOP 03-01, which partially reflects changes in market conditions. Under the company’s supplementary basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

b US operations – embedded derivatives for variable annuity guarantee features

Under IFRS, the Guaranteed Minimum Withdrawal Benefit (GMWB) and Guaranteed Minimum Income Benefit (GMIB) reinsurance are required to be fair valued as embedded derivatives. The movements in carrying values are affected by changes in the level of observed implied equity volatility and changes to the discount rate applied from period to period. For these embedded derivatives, as described in note D3(i), the discount rate applied reflects AA corporate bond curve rates. For the purposes of determining operating profit based on longer-term investment returns the charge for these features is determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves.

c UK shareholder-backed annuity business

With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

The exception is for the impact on credit risk provisioning of actual downgrades during the year. As this feature arises due to short-term market conditions the effect on the altered valuation rate of interest is included in the category of short-term fluctuations in investment returns as shown in note B1.

The effects of other changes to credit risk provisioning including the introduction of the short-term allowance for credit risk described in note D2(g) and D2(i) are included in the operating result, as in the net effect of changes to the valuation rate of interest applied to portfolio rebalancing to align more closely with management benchmark.

iv Fund management and other non-insurance businesses

For these businesses, where the business model is more conventional than for life assurance, it is inappropriate to include returns in the operating result on the basis described above. Instead it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying substance of the arrangements.

A5: New accounting pronouncements

The following standards, interpretations and amendments have either been effective and adopted in 2008 or have been issued but are not yet effective in 2008, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have an impact upon the Group’s financial statements have been discussed.

Accounting pronouncements adopted in 2008

IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’

IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset and clarifies the impact of minimum funding requirements on such assets. It also addresses when a minimum funding requirement might give rise to a liability. IFRIC 14 was adopted by the EU in December 2008 and is effective for accounting periods beginning after 31 December 2008.

154 Prudential plc Annual Report 2008

The Group early adopted IFRIC 14 for its accounting period ended 31 December 2008. As a result of the adoption of this interpretation, in respect of the position at 31 December 2008, the Group has not recognised the underlying PSPS pension surplus, reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognised as an asset on its balance sheet under the previous policy. In addition, the Group has recognised a liability for deficit funding to 5 April 2010 in respect of PSPS.

Further details on the impact of adoption are provided in note I1. The 2007 comparatives have been adjusted accordingly for the adoption of IFRIC 14.

Reclassification of Financial Assets: Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement’ and IFRS 7, ‘Financial Instruments: Disclosures’

In October 2008, the IASB issued these amendments to IAS 39 and IFRS 7. The amendments to IAS 39 permit the reclassification of certain ‘held for trading’ (at fair value through profit and loss but not those voluntarily designated as at fair value through profit and loss under the fair value option) and ‘available-for-sale’ financial assets into the ‘loans and receivables’ category carried at amortised cost if specific conditions are met as follows:

• ‘Held for trading’ financial assets are permitted to be reclassified into the ‘loans and receivables’ category in only rare circumstances or where the ‘held for trading’ financial assets would have met the definition of ‘loans and receivables’ if they had not been required to be classified as ‘held for trading’ at initial recognition and the entity has the intent and ability to hold it for the foreseeable future or until maturity;

• ‘Available-for-sale’ financial assets are permitted to be reclassified into the ‘loans and receivables’ category if they would have met the definition of ‘loans and receivables’ if they had not been designated as ‘available-for-sale’ and the entity has the intent and ability to hold the asset for the foreseeable future or until maturity; and

• ‘Fair value through profit and loss’ financial assets are permitted to be reclassified into the ‘available-for-sale’ category.

The amendments to IFRS 7 result in additional disclosures in accordance with the amendments to IAS 39.

The amendments to IAS 39 and IFRS 7 are effective 1 July 2008 applied on a prospective basis from the date of reclassification. Any reclassification made on or after 1 November 2008 takes effect from the date of the reclassification. Any reclassification made before 1 November 2008 can take effect from 1 July 2008 or a subsequent date.

The adoption of these amendments did not have an impact on the financial statements of the Group as the Group has not reclassified any non-derivative financial assets as permitted by the amendments.

Accounting pronouncements not yet effective

IFRS 8, ‘Operating Segments’

IFRS 8 requires entities to adopt the ‘management approach’ to reporting the financial performance of its operating segments similar to the requirements under the US standard SFAS 131, ‘Disclosures about Segments of an Enterprise and Related Information’. The amount of each operating segment item to be reported is the measure reported to the chief operating decision maker, which in some instances will be non-GAAP. IFRS 8 will require the Group to provide an explanation of the basis on which the segment information is prepared and a reconciliation to the amount recognised in the Group’s consolidated financial statements. This standard is effective for accounting periods beginning on or after 1 January 2009. The Group is currently assessing the impact of these amendments on its financial statements.

Amendments to IAS 1,’Presentation of Financial Statements: A Revised Presentation’

The revised version of IAS 1 is aimed at improving users’ ability to analyse and compare the information given in the financial statements.

The changes require information in financial statements to be aggregated on the basis of shared characteristics and introduce a statement of comprehensive income. The revisions also include changes to the titles of some of the financial statements to reflect their functions more clearly: for example the balance sheet is renamed a statement of financial position, though the new titles are not mandatory. This revised standard is effective for IASB compliant financial statements for accounting periods beginning on or after 1 January 2009. The Group is currently assessing the impact of these amendments on its financial statements.

Amendment to IFRS 2, ‘Share-based Payment: Vesting Conditions and Cancellations’

The amendment to IFRS 2 clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This amendment is effective for accounting periods beginning on or after 1 January 2009. The Group is currently assessing the impact of this amendment but it is not expected to have a material impact on the financial statements of the Group.

Financial statements A

Notes on the Group financial statements A: Background and accounting policies continued

A5: New accounting pronouncements continued

Revised IFRS 3, ‘Business Combinations’ and Amendments to IAS 27, ‘Consolidated and Separate Financial Statements’

The revised IFRS 3 and amended IAS 27 are the outcomes of the second phase of the IASB’s and the US Financial Accounting Standards Board’s (FASB) joint business combination project. The more significant changes from the revised IFRS 3 include:

• The immediate expensing of acquisition-related costs rather than inclusion in goodwill; and

• recognition and measurement at fair value of contingent consideration at acquisition date with subsequent changes to income.

The amendments to IAS 27 reflect changes to the accounting for non-controlling (minority) interests.

The revised IFRS 3 and amended IAS 27 are effective for business combinations occurring in the accounting period beginning on or after 1 July 2009.

Amendments to IAS 32, ‘Financial instruments: Presentation’ and IAS 1, ‘Presentation of financial statements’ –Puttable Financial Instruments and Obligations Arising on Liquidation

The amendments to IAS 32 and IAS 1 requires entities to classify puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. The amendments may have the effect of altering the accounting for external fund holder investments in consolidated funds from minority interests to liabilities. These amendments also have consequential amendments to IFRS 7 and IAS 39.

These amendments are effective for IASB compliant financial statements for accounting periods beginning on or after

1 January 2009. The Group is currently assessing the impact of these amendments on its financial statements.

Amendment to IAS 39, ‘Financial instruments: Recognition and Measurement’ – Eligible Hedged Items

This amendment to IAS 39 clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations. This amendment is effective for IASB compliant financial statements for accounting periods beginning on or after 1 July 2009. The Group is currently assessing the impact of this amendment but it is not expected to have a material impact on the financial statements of the Group.

Improvements to IFRSs

In May 2008, the IASB published amendments to a number of standards as part if its annual improvements projects.

These amendments are effective for accounting periods beginning on or after 1 January 2009. The Group is currently assessing the impact of these improvements to its financial statements.

IFRIC 16, ‘Hedges of a net investment in a foreign operation’

This interpretation clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the Group. This interpretation is effective for IASB compliant financial statements for accounting periods beginning on or after 1 October 2008.

The Group is currently assessing the impact of this interpretation but it is not expected to have a material impact on the financial statements of the Group.

Improving Disclosures about Financial Instruments (Amendments to IFRS 7)

On 5 March 2009, the IASB issued amendments to IFRS 7 which require enhanced disclosures about fair value measurements and liquidity risk. The amendments include the introduction of a three-level hierarchy for fair value measurement disclosures and require additional disclosures about the relative reliability of fair value measurements.

These amendments are effective for accounting periods beginning on or after 1 January 2009. However, an entity will not be required to provide comparative disclosures in the first year of application. The Group is currently assessing the impact of these amendments on the financial statements of the Group.

Apart from IFRS 8, the Amendments to IAS 1 and the Amendment to IFRS 2, all of the other aforementioned pronouncements have not been adopted for use in the EU at 31 December 2008.

Subsequent to the 31 December 2008, the improvements to IFRSs and the amendments to IAS 32 and IAS 1 have also been adopted for use in the EU.

156 Prudential plc Annual Report 2008

B: Summary of results

B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders

This information is provided as supplementary information under the Group's accounting policies. It is not required by IFRS standards.

	2008 £m	2007 £m
Asian operations		
Insurance operations[note ii]	321	189
Asset management	52	72
Development expenses	(26)	(15)
Total	347	246
US operations		
Jackson[notes ii,iii]	406	444
Broker dealer and asset management (including Curian losses of £3m (2007: £5m))	7	8
Total	413	452
UK operations		
UK insurance operations:[note ii]		
Long-term business	545	524
General insurance commission	44	4
	589	528
M&G	286	254
Total	875	782
Other income and expenditure		
Investment return and other income	89	86
Interest payable on core structural borrowings	(172)	(168)
Corporate expenditure:		
Group Head Office	(130)	(129)
Asia Regional Head Office	(41)	(38)
Charge for share-based payments for Prudential schemes[note vi]	(6)	(11)
Total	(260)	(260)
Restructuring costs[note vii]	(28)	(19)
Operating profit from continuing operations based on longer-term investment returns[note i]	1,347	1,201
Short-term fluctuations in investment returns on shareholder-backed business[note iv]	(1,783)	(137)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes[note v]	(14)	(1)
(Loss) profit from continuing operations before tax attributable to shareholders	**(450)**	**1,063**

Notes

i Operating profit based on longer-term investment returns
Operating profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder-financed business and movements in policyholders' liabilities are based on expected long-term rates of return as discussed in note A4. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and long-term investment returns are Jackson and certain businesses of the Group's Asian operations. The amounts included in operating results for long-term capital returns for debt securities comprise two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related gains and losses for operating results based on longer-term results to the date when sold bonds would otherwise have matured.

ii Effect of changes to assumptions, estimates and bases of determining life assurance liabilities
The results of the Group's long-term business operations are affected by changes of assumptions and bases of preparation. These are described in notes D2(i), D3(i) and D4(i).

Financial statements
A/B

157

Notes on the Group financial statements
B: Summary of results
continued

B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders continued

Notes continued

iii Jackson operating results based on longer-term investment returns.
IFRS basis operating profits for US operations include the following amounts (net of related change in amortisation of deferred acquisition costs, where applicable) so as to derive longer-term investment returns.

	2008 £m	2007 £m
Debt securities:		
Amortisation of interest related realised gains and losses	24	31
Risk margin reserve charge for longer-term credit related losses	(41)	(37)
Equity type investments:		
Longer-term returns	62	47

The risk margin reserve (RMR) charge for longer-term credit related losses for 2008 is based on an average annual RMR of 23 basis points (2007: 22 basis points) on average book values for the year as shown below.

	2008				2007			
Moody's rating category	Average book value (US $m)	RMR (bps)	Annual expected losses US $m	Annual expected losses £m	Average book value (US $m)	RMR (bps)	Annual expected losses US $m	Annual expected losses £m
A3 or higher	21,098	0.03	(6)	(3)	20,231	0.03	(6)	(3)
Baa1, 2, 3	20,145	0.23	(46)	(25)	20,306	0.22	(46)	(23)
Ba1, 2, 3	1,635	1.11	(18)	(10)	1,687	1.13	(19)	(9)
B1, 2, 3	514	2.80	(14)	(8)	530	2.88	(15)	(7)
Below B3	373	3.98	(15)	(8)	240	4.00	(10)	(5)
Total	43,765	0.23	(99)	(54)	42,994	0.22	(96)	(47)
Related change to amortisation of deferred acquisition costs			23	13			20	10
Risk margin reserve charge for longer-term credit related losses			(76)	(41)			(76)	(37)

The longer-term rates of return for equity-type interests ranged from 6.3 per cent to 8.4 per cent for 2008 and 8.1 per cent to 10.1 per cent for 2007 depending on the type of investments. These rates are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points. Market value movements on equity-based derivatives and embedded derivatives are also recorded within operating profits based on longer-term investment returns so as to be consistent with the market related effects on fees and reserve movements for equity-based products. Market value movements on other derivatives are excluded from operating profit, and are included in short-term fluctuations in investment returns.

iv Short-term fluctuations in investment returns on shareholder-backed business.

	2008 £m	2007 £m
Insurance operations:		
Asia	(200)	(71)
US	(1,058)	(18)
UK	(212)	(47)
Other operations	(313)	(1)
	(1,783)	(137)

General
The short-term fluctuations in investment returns for 2008 primarily reflect temporary market value movements on the portfolio of investments held by the Group's shareholder-backed operations. Default losses were incurred during 2008 in respect of Lehman Brothers and Washington Mutual, with total losses (including losses on sale) for these in respect of the Group's shareholder-backed business operations being £110 million and £91 million respectively of which the majority was incurred in Jackson. Excluding Lehman Brothers and Washington Mutual there was only one other default in 2008 which resulted in a loss of £5 million. There were no default losses in 2007.

Asian insurance operations
The fluctuations for Asian operations in 2008 primarily relates to £(81) million for Vietnam, reflecting a significant fall in the Vietnamese bond and equity markets, and £(65) million for Taiwan, which reflects the decrease in Taiwanese equity markets and a £(40) million reduction in the value of an investment in a CDO fund. For 2007, the £(71) million of short-term fluctuations primarily reflect value movements in Taiwan on the value of debt securities arising from increases in interest rates and a £(30) million reduction of the investment in a CDO fund, partially offset by strong equity market movements in Vietnam.

158 Prudential plc Annual Report 2008

US insurance operations

The short-term fluctuations in investment returns for US insurance operations for the year comprise of the following items:

	2008 £m	2007 £m
Short-term fluctuations related to debt securities		
Charges in the year[i]		
Defaults	(78)	0
Losses on sale of impaired and deteriorating bonds	(130)	(51)
Bond writedowns	(419)	(35)
Recoveries/reversals	3	8
	(624)	(78)
Less: risk margin charge included in operating profit based on longer-term investment returns	54	48
	(570)	(30)
Interest related gains (losses)		
Arising in the year	(25)	31
Less: amortisation gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(28)	(37)
	(53)	(6)
Related change to amortisation of deferred acquisition costs	88	9
Total short-term fluctuations related to debt securities	(535)	(27)
Derivatives (other than equity related): market value movements (net of related change to amortisation of deferred acquisition costs)[ii]	(369)	(19)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)	(69)	42
Other items (net of related change to amortisation of deferred acquisition costs)[iii]	(85)	(14)
Total	(1,058)	(18)

[i] The charges on debt securities incurred in 2008 of £624 million comprise the following:

	Defaults £m	Bond write downs £m	Losses on sale of impaired and deteriorating bonds £m	Recoveries/ reversals £m	Total £m
Residential mortgage-backed securities					
Prime	–	25	–	–	25
Alt-A	–	138	–	–	138
Sub-prime	–	4	–	–	4
Total residential mortgage-backed securities	–	167	–	–	167
Public fixed income	78	233	130	–	441
Other	–	19	–	(3)	16
Total	**78**	**419**	**130**	**(3)**	**624**

Further details on the impairment losses for Jackson are described in note D3(a).

[ii] The £369 million value movement is for freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied, value movements on derivatives are recognised in the income statement. Except in respect of variable annuity business, the value movements on derivatives held by Jackson are separately identified within short-term fluctuations in investment returns.

Derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effect to which the variable annuity derivative programme relates.

For the derivatives programme attaching to the fixed annuity and other general account business the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

[iii] The £85 million charge for 2008 for other items shown above comprises £70 million for the difference between the charge for embedded derivatives included in the operating result and the charge to the total result, and £15 million of other items. For embedded derivatives the operating result reflects the application of 10-year average AA corporate bond rate curves and a static historical equity volatility assumption.

The total result reflects the application of year end AA corporate bond rate curves and current equity volatility levels. Additional details are explained in note D3(i).

In addition, for US insurance operations, included within the statement of changes in equity, is a net reduction (translated at the 2008 year-end exchange rate of 1.44) in the value of debt securities classified as available-for-sale of £2,710 million (2007: £244 million). This reduction reflects the effect of widened credit spreads and global credit concerns partially offset by the effect of reductions in US interest rates and a steepening yield curve. These temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note D3.

Financial statements B

159

Notes on the Group financial statements
B: Summary of results
continued

B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders continued

Notes continued

UK insurance operations
The short-term fluctuations charge for UK insurance operations of £212 million for 2008 reflects £170 million for asset value movements, principally for shareholder-backed annuity business, and £42 million for the effect of credit downgrades on the calculation of liabilities for shareholder-backed annuity business in PRIL and the PAC non-profit sub-fund, as discussed in note D2(g)(iii). The short-term fluctuation charge for 2007 arose mostly in PRIL. The fluctuation principally reflected the impact of widened credit spreads on the corporate bond securities backing the shareholders' equity of the business.

Other
The charge of £313 million for short-term fluctuations of other operations in 2008 arises from:

	2008 £m
Sale of investment in India Mutual fund in May 2008 giving rise to a transfer to operating profit of £47 million for the crystallised gain, and value reduction in the period, prior to sale, of £24 million	(71)
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	(38)
Unrealised value movements on Prudential Capital's bond portfolio	(190)
Unrealised value movements on centrally held investments	(14)
	(313)

v Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	2008 £m	2007 £m
Actuarial gains and losses		
Actual less expected return on scheme assets	(97)	4
Experience gains (losses) on scheme liabilities	18	(4)
Gains (losses) on changes of assumptions for scheme liabilities	71	(7)
	(8)	(7)
Less: amount attributable to the PAC with-profits sub-fund	(2)	6
	(10)	(1)
Other gains and losses		
Movement in the provision for deficit funding of PSPS	(13)	–
Less: amount attributable to the PAC with-profits sub-fund	9	–
	(4)	–
Total	(14)	(1)

The 2008 and 2007 actuarial gains and losses shown in the table above related to the Scottish Amicable, M&G and the small Taiwan defined benefit pension schemes. The amounts did not include actuarial gains and losses for the Prudential Staff Pension Scheme (PSPS). Following the Group's adoption of IFRIC 14 for pension schemes in 2008, PSPS pension surplus was not recognised in the Group's financial statements with the 2007 comparatives adjusted accordingly. In addition, as a result of the adoption of IFRIC 14, the Group has recognised a liability for deficit funding to 5 April 2010 in respect of PSPS. The change in the period in relation to this liability is recognised above as other gains and losses on defined benefit pension schemes.

The gains of £71 million on change of assumptions comprises the effect of an increase in the risk discount rate combined with the effect of decreases in inflation rates.

Further details on the Group's defined benefit pension schemes and the effect of the accounting policy change are shown in note I1.

vi Share-based payments
The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

vii Restructuring costs are allocated as follows:

	2008 £m	2007 £m
UK insurance operations	10	7
Unallocated corporate	18	12
	28	19

160 Prudential plc Annual Report 2008

B2: Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of dilutive potential ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

	2008					
	Before tax note B1 £m	**Tax** note F5 £m	**Minority interests** £m	**Net of tax and minority interests** £m	**Basic earnings per share** Pence	**Diluted earnings per share** Pence
Based on operating profit based on longer-term investment returns	1,347	(292)	(4)	1,051	42.5p	42.5p
Short-term fluctuations in investment returns on shareholder-backed business	(1,783)	348	(1)	(1,436)	(58.1)p	(58.1)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(14)	3	–	(11)	(0.4)p	(0.4)p
Based on loss for the year from continuing operations	(450)	59	(5)	(396)	(16.0)p	(16.0)p

There were no earnings from discontinued operations in 2008

	2007					
	Before tax note B1 £m	**Tax** note F5 £m	**Minority interests** £m	**Net of tax and minority interests** £m	**Basic earnings per share** Pence	**Diluted earnings per share** Pence
Based on operating profit based on longer-term investment returns	1,201	(381)	(4)	816	33.3p	33.3p
Short-term fluctuations in investment returns on shareholder-backed business	(137)	26	1	(110)	(4.5)p	(4.5)p
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	(1)	1	–	0	0.0p	0.0p
Based on profit for the year from continuing operations	1,063	(354)	(3)	706	28.8p	28.8p
Adjustment for post-tax results of discontinued operations*	222	19	–	241	9.9p	9.8p
Based on profit for the year	1,285	(335)	(3)	947	38.7p	38.6p

* Discontinued operations in 2007 related entirely to UK Banking operations following the sale on 1 May 2007 of Egg Banking plc to Citi. Note I9 provides details of the sale of Egg.

Financial statements
B

161

Notes on the Group financial statements B: Summary of results continued

B2: Earnings per share continued

Number of shares

A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

2008 m 2007 m

Weighted average shares for calculation of basic earnings per share 2,472 2,445 Shares under option at end of year 7 9 Number of shares that would have been issued at fair value on assumed option exercise (6) (6) Weighted average shares for calculation of diluted earnings per share 2,473 2,448

B3: Dividends

2008 £m 2007 £m

Dividends declared and paid in reporting period Parent company:

Interim dividend (2008: 5.99p, 2007: 5.70p per share) 149 140 Final dividend for prior period (2008: 12.30p, 2007: 11.72p per share) 304 286 Subsidiary company payments to minority interests 2 5 Total 455 431

As a result of shares issued in lieu of dividends of £157 million (2007: £176 million), dividends paid in cash, as set out in the consolidated cash flow statement, were £297 million (2007: £255 million).

2008 £m 2007 £m

Parent company dividends relating to reporting period:

Interim dividend (2008: 5.99p, 2007: 5.70p per share) 149 140 Final dividend (2008: 12.91p, 2007: 12.30p per share) 322 304 Total 471 444

A final dividend of 12.91 pence per share was proposed by the directors on 18 March 2009. Subject to shareholders’ approval, the dividend will be paid on 22 May 2009 to shareholders on the register at the close of business on 14 April 2009. The dividend will absorb an estimated £322 million of shareholders’ funds. A scrip dividend alternative will be offered to shareholders.

162 Prudential plc Annual Report 2008

B4: Exchange translation

Exchange movement recorded directly in equity

	2008 £m	2007 £m
Asian operations	456	16
US operations	821	(43)
Unallocated to a segment (central funds)	(646)	38
	631	11

The movements for Asian and US operations reflect the application of year end exchange rates to the assets and liabilities and average exchange rates to the income statement on translation of these operations into the presentation currency of the Group. The movement unallocated to a segment mainly reflects the translation of currency borrowings and forward contracts which have been designated as a net investment hedge against the currency risk of the net investment in Jackson.

The exchange rates applied were:

Local currency: £	Closing rate at 31 Dec 2008	Average for 2008	Closing rate at 31 Dec 2007	Average for 2007	Opening rate at 1 Jan 2007
Hong Kong	11.14	14.42	15.52	15.62	15.22
Japan	130.33	192.09	222.38	235.64	233.20
Malaysia	5.02	6.15	6.58	6.88	6.90
Singapore	2.07	2.61	2.87	3.02	3.00
Taiwan	47.28	58.24	64.56	65.75	63.77
US	1.44	1.85	1.99	2.00	1.96

B5: New business

Insurance products and investment products (note i)

	Insurance products gross premiums		Investment products gross inflows note ii		Total	
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Asian operations	2,673	2,901	46,957	38,954	49,630	41,855
US operations	6,941	6,534	36	60	6,977	6,594
UK operations	7,183	6,879	16,154	14,745	23,337	21,624
Group total	16,797	16,314	63,147	53,759	79,944	70,073

Financial statements
B

163

Notes on the Group financial statements
B: Summary of results
continued

B5: New business continued

Insurance products – new business premiums and contributions (note i)

	Single		Regular		Annual premium and contribution equivalents	
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Asian operations						
China note iv	63	45	32	24	38	29
Hong Kong	507	501	154	117	205	167
India (Group's 26% interest)	60	26	202	177	208	180
Indonesia	94	118	167	109	176	121
Japan	115	122	30	22	42	34
Korea	78	179	211	241	219	259
Malaysia	28	41	99	78	102	82
Singapore	341	593	78	67	112	126
Taiwan	153	132	189	218	204	231
Other note vii	18	36	54	55	56	58
Total Asian operations	1,457	1,793	1,216	1,108	1,362	1,287
US operations						
Fixed annuities	1,724	573	–	–	172	57
Fixed index annuities	501	446	–	–	50	45
Variable annuities	3,491	4,554	–	–	349	455
Life	7	7	24	19	25	20
Guaranteed investment contracts	857	408	–	–	86	41
GIC – Medium Term Notes	337	527	–	–	34	53
Total US operations	6,917	6,515	24	19	716	671
UK operations						
Product summary						
Internal vesting annuities	1,600	1,399	–	–	160	140
Direct and partnership annuities	703	842	–	–	70	84
Intermediated annuities note v	497	555	–	–	50	56
Total individual annuities	2,800	2,796	–	–	280	280
Income drawdown note v	75	34	–	–	8	3
Equity release	242	156	–	–	24	16
Individual pensions	115	38	3	1	14	5
Corporate pensions	221	283	88	84	110	112
Unit-linked bonds	109	243	–	–	11	24
With-profits bonds	869	297	–	–	87	30
Protection	–	–	6	5	6	5
Offshore products	551	434	4	4	59	47
PruHealth note vi	–	–	16	13	16	13
Total retail retirement	4,982	4,281	117	107	615	535
Corporate pensions	227	198	116	115	139	135
Other products	132	190	21	25	34	44
DWP rebates	153	143	–	–	15	14
Total mature life and pensions	512	531	137	140	188	193
Total retail	5,494	4,812	254	247	803	728
Wholesale annuities note iii	1,417	1,799	–	–	142	180
Credit life	18	21	–	–	2	2
Total UK operations	6,929	6,632	254	247	947	910
Channel summary						
Direct and partnership	2,352	2,385	215	212	450	451
Intermediated	2,990	2,284	39	35	338	263
Wholesale note iii	1,434	1,820	–	–	144	182
Sub-total	6,776	6,489	254	247	932	896
DWP rebates	153	143	–	–	15	14
Total UK operations	6,929	6,632	254	247	947	910
Group total	15,303	14,940	1,494	1,374	3,025	2,868

164 Prudential plc Annual Report 2008

Investment products – funds under management (note ii)

	2008 £m				
	1 Jan 2008	Market gross inflows	Redemptions	Market and other movements	31 Dec 2008
Asian operations	17,393	46,957	(46,102)	(3,016)	**15,232**
US operations	55	36	(32)	(9)	**50**
UK operations	51,221	16,154	(12,747)	(7,631)	**46,997**
Group total	68,669	63,147	(58,881)	(10,656)	**62,279**

	2007 £m				
	1 Jan 2007	Market gross inflows	Redemptions	Market and other movements	31 Dec 2007
Asian operations	12,253	38,954	(35,993)	2,179	17,393
US operations	–	60	(4)	(1)	55
UK operations	44,946	14,745	(9,787)	1,317	51,221
Group total	57,199	53,759	(45,784)	3,495	68,669

Notes

i The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

ii Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

iii The tables for 2007 above include the transfer of 62,000 with-profits annuity policies from Equitable Life on 31 December 2007 with assets of approximately £1.7 billion. The transfer represented APE of £174 million.

iv Subsequent to 29 September 2007 following expiry of the previous management agreement CITIC–Prudential Life Insurance Company Ltd (CITIC-Prudential), the Group's life operation in China, has been accounted for as a 50 per cent joint venture. Prior to this date CITIC–Prudential was consolidated as a subsidiary undertaking. All premiums for CITIC–Prudential are shown at 50 per cent on a like for like basis, reflecting the constant economic interest before and after the management changes in line with the original agreement with CITIC.

v Income drawdown has been reallocated from the intermediated annuities product line. The APE sales are £8 million for 2008 and £3 million for 2007.

vi Sales for PruHealth are included in UK sales. Comparative figures have been restated accordingly. The APE sales are £16 million for 2008 and £13 million for 2007.

vii Other operations include Thailand, the Philippines and Vietnam.

Financial statements B

165

Notes on the Group financial statements B: Summary of results continued

B6: Group balance sheet

The Group’s primary reporting segments are insurance operations, asset management and, prior to disposal, banking. The Group’s secondary reporting segments are geographical, namely the UK, the US and Asia. Details of disclosures in accordance with the requirements of IAS 14 for segment assets and liabilities are shown below.

Details of the primary reporting segments are as follows:

Insurance operations

This segment comprises long-term products that contain both significant and insignificant elements of insurance risk. The products are managed together and not classified in this way other than for accounting purposes. This segment also includes activity of the PAC with-profits funds’ venture investments and other investment subsidiaries held for the purpose of supporting the Group’s insurance operations.

Asset management

The asset management segment is comprised of both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an adviser, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the asset management industry differs from that of the other business segments.

2008 £m Unallocated

Insurance Asset to a Intra-group operations management segment eliminations Total

Consolidated total assets 210,694 6,306 4,150 (5,608) 215,542 Consolidated total liabilities (205,120) (4,663) (6,254) 5,608 (210,429)

Segment assets by geographical segment

UK 140,110 US 54,431 Asia 26,609

Intra-group eliminations (5,608) Total assets per balance sheet 215,542

2007 £m Unallocated

Insurance Asset to a Intra-group operations management segment eliminations Total

Consolidated total assets 213,105 7,011 4,765 (5,499) 219,382 Consolidated total liabilities (207,632) (5,282) (5,803) 5,499 (213,218)

Segment assets by geographical segment

UK 161,334 US 42,758 Asia 20,789 Intra-group eliminations (5,499)

Total assets per balance sheet 219,382

To explain more comprehensively the assets, liabilities and capital of the Group’s businesses it is appropriate to provide an analysis of the Group’s balance sheet by a mixture of primary and secondary segments.

166 Prudential plc Annual Report 2008

This analysis is shown below for the Group balance sheet by business segment at 31 December 2008.

By business segment	2008 £m							
	Insurance operations							
	UK D2	US D3	Asia D4	Total insurance operations	Asset management E2	Unallocated to a segment (central operations)	Intra-group eliminations	Group total
Assets								
Intangible assets attributable to shareholders:								
Goodwill	–	–	111	111	1,230	–	–	1,341
Deferred acquisition costs and other intangible assets	134	3,962	1,247	5,343	6	–	–	5,349
Total[H1]	134	3,962	1,358	5,454	1,236	–	–	6,690
Intangible assets attributable to with-profits funds:								
In respect of acquired subsidiaries for venture fund and other investment purposes	174	–	–	174	–	–	–	174
Deferred acquisition costs and other intangible assets	13	–	113	126	–	–	–	126
Total[H2]	187	–	113	300	–	–	–	300
Total	321	3,962	1,471	5,754	1,236	–	–	6,990
Deferred tax assets[H4]	513	1,969	101	2,583	160	143	–	2,886
Other non-investment and non-cash assets[H3,H6]	4,962	1,819	1,416	8,197	135	3,553	(5,608)	6,277
Investment of long-term business and other operations:								
Investment properties	11,959	13	20	11,992	–	–	–	11,992
Investments accounted for using the equity method	–	–	–	–	–	10	–	10
Loans	1,902	5,121	1,705	8,728	1,763	–	–	10,491
Equity securities and portfolio holdings in unit trusts	38,880	15,142	8,077	62,099	23	–	–	62,122
Debt securities	58,871	24,249	11,113	94,233	991	–	–	95,224
Other investments	4,160	1,256	144	5,560	462	279	–	6,301
Deposits	6,090	390	750	7,230	64	–	–	7,294
Total investments[note a, G1,H7,H8]	121,862	46,171	21,809	189,842	3,303	289	–	193,434
Held for sale assets[H9]	–	–	–	–	–	–	–	–
Cash and cash equivalents[H10]	2,571	246	1,501	4,318	1,472	165	–	5,955
Total assets	130,229	54,167	26,298	210,694	6,306	4,150	(5,608)	215,542

Financial statements B

167

Notes on the Group financial statements
B: Summary of results
continued

B6: Group balance sheet continued

By business segment	2008 £m Insurance operations UK D2	US D3	Asia D4	Total insurance operations	Asset management E2	Unallocated to a segment (central operations)	Intra-group eliminations	Group total
Equity and liabilities								
Equity								
Shareholders' equity[H11]	1,655	1,698	2,167	5,520	1,642	(2,104)	–	5,058
Minority interests	47	–	7	54	1	–	–	55
Total equity	1,702	1,698	2,174	5,574	1,643	(2,104)	–	5,113
Liabilities								
Policyholder liabilities and unallocated surplus of with-profits funds:								
Insurance contract liabilities[H12]	72,756	42,476	20,798	136,030	–	–	–	136,030
Investment contract liabilities with discretionary participation features[G1]	23,367	–	79	23,446	–	–	–	23,446
Investment contract liabilities without discretionary participation features[G1]	11,584	2,885	32	14,501	–	–	–	14,501
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)[D2 and H12]	8,254	–	160	8,414	–	–	–	8,414
Total policyholder liabilities and unallocated surplus of with-profits funds[note b]	115,961	45,361	21,069	182,391	–	–	–	182,391
Core structural borrowings of shareholder-financed operations:[H13]								
Subordinated debt	–	–	–	–	–	1,987	–	1,987
Other	–	173	–	173	–	798	–	971
Total	–	173	–	173	–	2,785	–	2,958
Operational borrowings attributable to shareholder-financed operations[G1,H13]	54	511	130	695	4	1,278	–	1,977
Borrowings attributable to with-profits funds[G1,H13]	1,308	–	–	1,308	–	–	–	1,308
Other non-insurance liabilities:[G1,H4,H9,H14,H15]								
Obligations under funding, securities lending and sale and repurchase agreements	2,251	3,321	–	5,572	–	–	–	5,572
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,536	88	1,154	2,778	1,065	–	–	3,843
Current tax liabilities	127	–	76	203	40	599	–	842
Deferred tax liabilities	1,421	1,337	441	3,199	11	19	–	3,229
Accruals and deferred income	265	–	130	395	205	30	–	630
Other creditors	1,619	529	796	2,944	2,898	1,262	(5,608)	1,496
Provisions	267	23	37	327	97	37	–	461
Derivative liabilities	3,401	863	32	4,296	292	244	–	4,832
Other liabilities	317	263	259	839	51	–	–	890
Total	11,204	6,424	2,925	20,553	4,659	2,191	(5,608)	21,795
Total liabilities	128,527	52,469	24,124	205,120	4,663	6,254	(5,608)	210,429
Total equity and liabilities	130,229	54,167	26,298	210,694	6,306	4,150	(5,608)	215,542

168 Prudential plc Annual Report 2008

This analysis is shown below for the Group balance sheet by business segment at 31 December 2007.

By business segment	Insurance operations UK [D2]	Insurance operations US [D3]	Insurance operations Asia [D4]	Total insurance operations	Asset management [E2]	Unallocated to a segment (central operations)	Intragroup eliminations	Group total
	2007 £m							
Assets								
Intangible assets attributable to shareholders:								
Goodwill	–	–	111	111	1,230	–	–	1,341
Deferred acquisition costs and other intangible assets	157	1,928	745	2,830	6	–	–	2,836
Total[H1]	157	1,928	856	2,941	1,236	–	–	4,177
Intangible assets attributable to PAC with-profits fund:								
In respect of acquired subsidiaries for venture fund and other investment purposes	192	–	–	192	–	–	–	192
Deferred acquisition costs	19	–	–	19	–	–	–	19
Total[H2]	211	–	–	211	–			211
Total	368	1,928	856	3,152	1,236	–	–	4,388
Deferred tax assets[H4]	105	657	73	835	95	21	–	951
Other non-investment and non-cash assets[H3,H6]	4,110	994	689	5,793	426	4,292	(5,499)	5,012
Investment of long-term business and other operations:								
Investment properties	13,666	8	14	13,688	–	–		13,688
Investments accounted for using the equity method	–	–	–	–	–	12	–	12
Loans	1,245	3,258	1,087	5,590	2,334	–	–	7,924
Equity securities and portfolio holdings in unit trusts	60,829	15,507	9,804	86,140	17	–	–	86,157
Debt securities	57,180	19,002	6,920	83,102	882	–	–	83,984
Other investments	3,391	762	42	4,195	155	46	–	4,396
Deposits	7,228	258	377	7,863	26	–	–	7,889
Total investments[note a, G1,H7,H8]	143,539	38,795	18,244	200,578	3,414	58	–	204,050
Held for sale assets[H9]	30	–	–	30	–	–	–	30
Cash and cash equivalents[H10]	1,869	169	679	2,717	1,840	394	–	4,951
Total assets	150,021	42,543	20,541	213,105	7,011	4,765	(5,499)	219,382

Financial statements
B

169

Notes on the Group financial statements
B: Summary of results
continued

B6: Group balance sheet continued

	2007 £m							
	Insurance operations							
By business segment	UK D2	US D3	Asia D4	Total insurance operations	Asset management E2	Unallocated to a segment (central operations)	Intra-group eliminations	Group total
Equity and liabilities								
Equity								
Shareholders' equity[H11]	1,364	2,690	1,369	5,423	1,677	(1,038)	–	6,062
Minority interests	42	1	7	50	52	–	–	102
Total equity	1,406	2,691	1,376	5,473	1,729	(1,038)	–	6,164
Liabilities								
Policyholder liabilities and unallocated surplus of with-profits funds:								
Insurance contract liabilities[H12]	82,938	32,926	16,912	132,776	–	–	–	132,776
Investment contract liabilities with discretionary participation features[G1]	29,466	–	84	29,550	–	–	–	29,550
Investment contract liabilities without discretionary participation features[G1]	12,073	1,922	37	14,032	–	–	–	14,032
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)[D2e,H12]	13,813	–	146	13,959	–	–	–	13,959
Total policyholder liabilities and unallocated surplus of with-profits funds[note b]	138,290	34,848	17,179	190,317	–	–	–	190,317
Core structural borrowings of shareholder-financed operations:[H13]								
Subordinated debt	–	–	–	–	–	1,570	–	1,570
Other	–	125	–	125	–	797	–	922
Total	–	125	–	125	–	2,367	–	2,492
Operational borrowings attributable to shareholder-financed operations[G1,H13]	12	591	–	603	1	2,477	–	3,081
Borrowings attributable to with-profits funds[G1,H13]	987	–	–	987	–	–	–	987
Other non-insurance liabilities:[G1,H4,H9,H14,H15]								
Obligations under funding, securities lending and sale and repurchase agreements	1,360	2,721	–	4,081	–	–	–	4,081
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,751	65	506	2,322	1,234	–	–	3,556
Current tax liabilities	507	–	24	531	36	670	–	1,237
Deferred tax liabilities	2,383	639	362	3,384	11	7	–	3,402
Accruals and deferred income	289	–	111	400	199	–	–	599
Other creditors	1,913	333	627	2,873	3,440	206	(5,499)	1,020
Provisions	326	19	33	378	166	31	–	575
Derivative liabilities	699	158	2	859	176	45	–	1,080
Other liabilities	98	353	321	772	19	–	–	791
Total	9,326	4,288	1,986	15,600	5,281	959	(5,499)	16,341
Total liabilities	148,615	39,852	19,165	207,632	5,282	5,803	(5,499)	213,218
Total equity and liabilities	150,021	42,543	20,541	213,105	7,011	4,765	(5,499)	219,382

170 **Prudential plc** Annual Report 2008

This analysis is shown below for the Group balance sheet by business type at 31 December 2008.

By business type	2008 £m							2007 £m
		Shareholder-backed						
	Participating funds	Unit-linked and variable annuity	Non-linked business [D4]	Asset management operations [E2]	Unallocated to a segment (central operations)	Intra-group eliminations	Group total	Group total
Assets								
Intangible assets attributable to shareholders:								
Goodwill	–	–	111	1,230	–	–	1,341	1,341
Deferred acquisition costs and other intangible assets	–	–	5,343	6	–	–	5,349	2,836
Total [H1]	–	–	5,454	1,236	–	–	6,690	4,177
Intangible assets attributable to with-profits funds:								
In respect of acquired subsidiaries for venture fund and other investment purposes	174	–	–	–	–	–	174	192
Deferred acquisition costs and other intangible assets	126	–	–	–	–	–	126	19
Total [H2]	300	–	–	–	–	–	300	211
Total	300	–	5,454	1,236	–	–	6,990	4,388
Deferred tax assets [H4]	279	–	2,304	160	143	–	2,886	951
Other non-investment and non-cash assets [H3-H6]	3,095	579	4,523	135	3,553	(5,608)	6,277	5,012
Investment of long-term business and other operations:								
Investment properties	9,911	710	1,371	–	–	–	11,992	13,688
Investments accounted for using the equity method	–	–	–	–	10	–	10	12
Loans	2,154	113	6,461	1,763	–	–	10,491	7,924
Equity securities and portfolio holdings in unit trusts	31,821	29,211	1,067	23	–	–	62,122	86,157
Debt securities	42,965	6,298	44,970	991	–	–	95,224	83,984
Other investments	3,768	204	1,588	462	279	–	6,301	4,396
Deposits	4,828	903	1,499	64	–	–	7,294	7,889
Total investments [note a, G1,H7,H8]	95,447	37,439	56,956	3,303	289	–	193,434	204,050
Held for sale assets [H9]	–	–	–	–	–	–	–	30
Cash and cash equivalents [H10]	1,733	1,148	1,437	1,472	165	–	5,955	4,951
Total assets	100,854	39,166	70,674	6,306	4,150	(5,608)	215,542	219,382

Financial statements
B

171

Notes on the Group financial statements
B: Summary of results
continued

B6: Group balance sheet continued

By business type	2008 £m							2007 £m
		Shareholder-backed						
	Participating funds	Unit-linked and variable annuity	Non-linked business D4	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group eliminations	Group total	Group total
Equity and liabilities								
Equity								
Shareholders' equity[H11]	–	–	5,520	1,642	(2,104)	–	5,058	6,062
Minority interests	47	–	7	1	–	–	55	102
Total equity	47	–	5,527	1,643	(2,104)	–	5,113	6,164
Liabilities								
Policyholder liabilities and unallocated surplus of with-profits funds:								
Insurance contract liabilities[H12]	58,310	27,799	49,921	–	–	–	136,030	132,776
Investment contract liabilities with discretionary participation features[G1]	23,446	–	–	–	–	–	23,446	29,550
Investment contract liabilities without discretionary participation features[G1]	32	10,277	4,192	–	–	–	14,501	14,032
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)[D2 and H12]	8,414	–	–	–	–	–	8,414	13,959
Total policyholder liabilities and unallocated surplus of with-profits funds[note b]	90,202	38,076	54,113	–	–	–	182,391	190,317
Core structural borrowings of shareholder-financed operations:[H13]								
Subordinated debt	–	–	–	–	1,987	–	1,987	1,570
Other	–	–	173	–	798	–	971	922
Total	–	–	173	–	2,785	–	2,958	2,492
Operational borrowings attributable to shareholder-financed operations[G1,H13]	–	–	695	4	1,278	–	1,977	3,081
Borrowings attributable to with-profits funds[G1,H13]	1,308	–	–	–	–	–	1,308	987
Other non-insurance liabilities:								
Obligations under funding, securities lending and sale and repurchase agreements	1,570	–	4,002	–	–	–	5,572	4,081
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,775	877	126	1,065	–	–	3,843	3,556
Current tax liabilities	61	–	142	40	599	–	842	1,237
Deferred tax liabilities	1,225	–	1,974	11	19	–	3,229	3,402
Accruals and deferred income	202	–	193	205	30	–	630	599
Other creditors	1,151	–	1,793	2,898	1,262	(5,608)	1,496	1,020
Provisions	76	–	251	97	37	–	461	575
Derivative liabilities	3,027	–	1,269	292	244	–	4,832	1,080
Other liabilities	210	213	416	51	–	–	890	791
Total	9,297	1,090	10,166	4,659	2,191	(5,608)	21,795	16,341
Total liabilities	100,807	39,166	65,147	4,663	6,254	(5,608)	210,429	213,218
Total equity and liabilities	100,854	39,166	70,674	6,306	4,150	(5,608)	215,542	219,382

172 **Prudential plc** Annual Report 2008

a Investments

Reconciliation of movement in investments

A reconciliation of the Group's directly held investments from the beginning of the year to the end of the year is as follows:

	Insurance operations			Total insurance operations	Asset management	Unallocated to a segment	Group total
	UK £m	US £m	Asia £m	£m	£m	£m	£m
At 1 January 2007							
Total investments (including derivative assets)	138,537	36,129	13,725	188,391	2,963	240	191,594
Less: investments held by consolidated investment funds	(1,179)	–	(547)	(1,726)	–	–	(1,726)
Less: derivative liabilities	(268)	(92)	(4)	(364)	(142)	(4)	(510)
Directly held investments, net of derivative liabilities*	137,090	36,037	13,174	186,301	2,821	236	189,358
Net cash inflow from operating activities	3,128	2,612	2,731	8,471	317	(210)	8,578
Realised gains (losses) in the year	4,660	(47)	1,484	6,097	8	(16)	6,089
Unrealised gains (losses) in the year	(2,789)	636	(128)	(2,281)	(22)	3	(2,300)
Foreign exchange translation differences	99	(601)	298	(204)	104	–	(100)
Movement in the year of directly held investments, net of derivative liabilities	5,098	2,600	4,385	12,083	407	(223)	12,267
At 31 December 2007/1 January 2008							
Total investments (including derivative assets)	143,539	38,795	18,244	200,578	3,414	58	204,050
Less: investments held by consolidated investment funds	(662)	–	(683)	(1,345)	–	–	(1,345)
Less: derivative liabilities[G3]	(689)	(158)	(2)	(849)	(186)	(45)	(1,080)
Directly held investments, net of derivative liabilities	142,188	38,637	17,559	198,384	3,228	13	201,625
Net cash inflow from operating activities	887	2,862	2,596	6,345	(615)	85	5,815
Realised gains (losses) in the year	73	(385)	(273)	(585)	9	(36)	(612)
Unrealised gains (losses) in the year	(26,932)	(8,825)	(4,199)	(39,956)	(156)	(19)	(40,131)
Foreign exchange translation differences	1,636	13,019	4,993	19,648	545	2	20,195
Movement in the year of directly held investments, net of derivative liabilities	(24,336)	6,671	3,117	(14,548)	(217)	32	(14,733)
At 31 December 2008							
Total investments (including derivative assets)	121,862	46,171	21,809	189,842	3,303	289	193,434
Less: investments held by consolidated investment funds	(609)	–	(1,101)	(1,710)	–	–	(1,710)
Less: derivative liabilities[G3]	(3,401)	(863)	(32)	(4,296)	(292)	(244)	(4,832)
Directly held investments, net of derivative liabilities	117,852	45,308	20,676	183,836	3,011	45	186,892

* The above reconciliation analyses the movement of directly held investments net of derivative liabilities. The deduction of derivative liabilities reflects the fact that these are considered an integral part of the Group's investment portfolio and the exclusion from investments is merely a matter of required balance sheet presentation. The analysis excludes investments held in the balance sheet as a result the consolidation of Open-Ended Investment Companies (OEICS) and unit trusts, as the Group's exposure is merely to its share of the value of the fund as a whole rather than to the underlying investments and other assets and liabilities.

Financial statements B

173

Notes on the Group financial statements
B: Summary of results
continued

B6: Group balance sheet continued

i Information on the credit risks of debt securities

	2008						2007
	Insurance operations						
	UK £m	US £m	Asia £m	Total insurance operations £m	Asset management £m	Group total £m	Group total £m
S&P – AAA	18,981	5,321	2,632	26,934	342	27,276	28,014
S&P – AA+ to AA-	6,012	853	3,746	10,611	274	10,885	9,673
S&P – A+ to A-	15,929	5,244	808	21,981	319	22,300	17,087
S&P – BBB+ to BBB-	7,413	7,077	902	15,392	–	15,392	11,017
S&P – Other	1,033	1,321	253	2,607	–	2,607	2,204
	49,368	19,816	8,341	77,525	935	78,460	67,995
Moody's – Aaa	681	458	494	1,633	24	1,657	1,817
Moody's – Aa1 to Aa3	833	100	108	1,041	15	1,056	750
Moody's – A1 to A3	678	111	398	1,187	–	1,187	1,019
Moody's – Baa1 to Baa3	454	100	60	614	–	614	588
Moody's – Other	162	95	50	307	–	307	546
	2,808	864	1,110	4,782	39	4,821	4,720
Fitch	560	464	41	1,065	–	1,065	1,062
Other	6,135	3,105	1,621	10,861	17	10,878	10,207
Total debt securities	58,871	24,249	11,113	94,233	991	95,224	83,984

In the table above, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative. Notes D2(d), D3(d), D4(d) and E2 provide further details on the credit risks of debt securities by segment.

ii Group exposure to holdings in asset-backed securities and monoline insurers a Asset-backed securities

The Group's exposure to holdings in asset-backed securities which comprise residential mortgage-backed securities (RMBS), CDO funds and other asset-backed securities (ABS), at 31 December 2008 is as follows:

	2008 £m
Shareholder-backed operations:	
UK insurance operations[note i]	1,075
US insurance operations[note ii]	7,464
Asian insurance operations[note iii]	15
Other operations[note iv]	407
	8,961
With-profits operations:	
UK insurance operations[note i]	4,977
Asian insurance operations[note iii]	328
	5,305
Total	14,266

i UK insurance operations

The UK insurance operations' exposure to asset-backed securities at 31 December 2008 is analysed as follows:

	2008 £m
Shareholder-backed business (70% AAA, 19% AA)	1,075
With-profits operations (74% AAA, 10% AA)	4,977
	6,052

The UK insurance operations' exposure to asset-backed securities is mainly made up of exposure to AAA rated securities as shown in the table above.

174 Prudential plc Annual Report 2008

All of the £1,075 million exposure of the shareholder-backed business relates to the UK market and primarily relate to investments held by PRIL. £2,721 million of the £4,977 million exposure of the with-profits operations relates to exposure to the UK market while the remaining £2,256 million relates to exposure to the US market.

ii US insurance operations

US insurance operations’ exposure to asset-backed securities at 31 December 2008 comprises:

2008 £m

RMBS:

Sub-prime (91% AAA, 3% AA) 291 Alt-A (60% AAA, 15% AA) 646 Prime (87% AAA, 5% AA) 3,572 CMBS (85% AAA, 9% AA) 1,869 CDO funds (34% AAA, 14% AA)* , including £6 million exposure to sub-prime 320 ABS (31% AAA, 16% AA), including £51 million exposure to sub-prime 766 Total 7,464

*Including the Group’s economic interest in Piedmont and other consolidated CDO funds. Further details on Jackson’s RMBS sub-prime and Alt-A securities are given in note D3(d).

iii Asian insurance operations

The Asian insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. The £328 million asset-backed securities exposure of the Asian with-profits operations comprises:

2008 £m

RMBS – all without sub-prime exposure 46 CMBS 88 CDO funds and ABS 194 Total 328

The £328 million includes £259 million held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and included an amount not owned by the Group with a corresponding liability of £32 million on the balance sheet for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £328 million, 70% are investment graded by Standard & Poor’s.

iv Other operations

Other operations’ exposure to asset-backed securities at 31 December 2008 is held by Prudential Capital and comprises:

2008 £m

RMBS: Prime (75% AAA, 10% AA) 106 CMBS (68% AAA, 20% AA) 230 CDO funds – all without sub-prime exposure (AAA) 38 ABS (92% AAA) 33 Total 407

b Direct holdings in monoline insurers

The Group has no significant exposure to direct holdings in monoline insurers at 31 December 2008.

Financial statements B

Notes on the Group financial statements
B: Summary of results
continued

B6: Group balance sheet continued

b Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group from the beginning of the year to the end of the year is as follows:

	Insurance operations			Total insurance operations
	UK £m	US £m	Asia £m	£m
At 1 January 2007	133,904	31,746	12,889	178,539
Premiums	8,853	6,352	3,958	19,163
Surrenders	(4,528)	(3,476)	(1,032)	(9,036)
Maturities/Deaths	(6,787)	(490)	(395)	(7,672)
Shareholders' transfers post tax	(279)	–	(21)	(300)
Investment-related items and other movements	7,194	1,225	1,458	9,877
Foreign exchange translation differences	(67)	(509)	322	(254)
At 31 December 2007/1 January 2008	138,290	34,848	17,179	190,317
Premiums	9,372	6,728	4,162	20,262
Surrenders	(4,281)	(3,852)	(1,191)	(9,324)
Maturities/Deaths	(8,324)	(564)	(354)	(9,242)
Shareholders' transfers post tax	(284)	–	(23)	(307)
Investment-related items and other movements	(16,331)	(4,552)	(4,293)	(25,176)
Foreign exchange translation differences	(2,481)	12,753	5,589	15,861
At 31 December 2008	115,961	45,361	21,069	182,391

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

176 Prudential plc Annual Report 2008

C: Group risk management

a Overview

As a provider of financial services, including insurance, the Group’s business is the managed acceptance of risk. The control procedures and systems established within the Group are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives.

The Group’s internal control processes are detailed in the Group Governance Manual. This is supported by the Group risk framework, which provides an overview of the Group-wide philosophy and approach to risk management. Where appropriate, more detailed policies and procedures have been developed at Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security. Additional guidelines are provided for some aspects of actuarial and finance activity.

Prudential’s risk governance framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of ‘three lines of defence’: Risk management, risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the chief executives of each business unit. Risk oversight is provided by Group-level risk committees, chaired by the Chief Financial Officer with representation from business units and Group Head Office functions. The committees’ oversight is supported by the Group Chief Risk Officer. Independent assurance on the Group’s and business unit internal control and risk management systems is provided by Group-wide Internal Audit reporting to the Group and business unit audit committees.

The Group’s risk reporting framework forms an important part of the Group’s business planning process. Business units review their risks as part of the annual preparation of their business plans and review opportunities and risks against business objectives regularly with Group executive management.

Additional information on the Group’s risk framework is included in the risk and capital management section of the Group’s business review.

The management of the risk attached to the Group’s financial instruments and insurance liabilities, together with the inter-relationship with the management of capital may be summarised in the following sections.

b Group risk appetite

The Group risk appetite framework sets out the Group’s tolerance to risk management and return optimisation. The Group defines and monitors aggregate risk limits for its earnings volatility and its capital requirements.

i Earnings volatility:

The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations, (b) the Group has adequate earnings (and cash flows) to service debt and expected dividends and (c) that earnings (and cash flows) are managed properly across geographies and are consistent with the Group’s funding strategies. The two measures used currently are European Embedded Value (EEV) operating profit based on longer-term investment returns and International Financial Reporting Standards (IFRS) operating profit based on longer-term investment returns.

ii Capital requirements:

The objectives of the limits are to ensure that (a) the Group meets the economic capital requirements at all times, (b) the Group achieves its desired target rating to meet its business objectives and (c) supervisory intervention is avoided. The two measures used are EU Insurance Groups Directive (IGD) capital requirements and economic capital requirements.

Business units must establish suitable market, credit, underwriting and liquidity limits that maintain financial risk exposures within the defined Group risk appetite.

The Group’s risk appetite framework forms an integral part of its annual business planning cycle. Throughout the year, the Group risk function monitors the Group’s risk profile against the agreed limits. Using submissions from business units, Group risk function calculates the Group position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

The current market dislocation and increased risk of default led the Group to place an increased emphasis on the management of market and credit risk in the course of 2008. Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite in addition to business unit operational limits on credit risk, the Group sets counterparty risk limits at Group level. Limits on the total Group-wide exposures to a single counterparty are specified within different credit rating ‘categories’. Actual exposures are monitored against these limits on a monthly basis.

Financial statements B/C

Notes on the Group financial statements C: Group risk management continued

c Risk mitigation and hedging

The Group manages its actual risk profile against our tolerance of risk. To do this, the Group maintains risk registers that include details of the identified risks and of the controls and mitigating actions employed in managing them. Any mitigation strategies involving large transactions, such as a material derivative transaction, are subject to scrutiny at Group level before implementation.

The Group uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to limit insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

i Use of derivatives

In the UK and Asia, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under annuity policies, and for certain equity-based product management activities.

Further details of the Group’s use of derivatives are explained in note G3.

ii Asset/liability management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities of each business unit. Stochastic asset/liability modelling is carried out locally by business units to perform dynamic solvency testing and assess capital requirements. Reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, the UK and Asian regulators.

A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behaviour, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25 years, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund’s policy on management actions, including bonus and investment policy, are then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits and the capital position from changing interest rates. In the UK, the cash flow analysis is used in Prudential’s annuity business while, in the US, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investment Contracts (GICs). Perfect matching is not possible, for example because of the nature of the liabilities (which might include guaranteed surrender values) and options for prepayment contained in the assets or the unavailability of assets with a sufficiently long duration.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time, while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

All of Prudential’s investments are held either for risk management or investment purposes. This is because almost all of the investments support policyholder or customer liabilities of one form or another. Any assets that Prudential holds centrally that are not supporting customer liabilities are predominantly invested in short-term fixed income and fixed maturity securities.

The Group has contingency plans in place for a range of operational risk scenarios, including incident management and business continuity plans. As a contingency plan for liquidity risk, the Group has arranged access to committed revolving credit facilities and committed securities lending facilities.

d Risk exposures

The Group publishes separately within ‘Additional Information’ of its Group Annual Report a section on key risk factors, which discusses inherent risks in the business and trading environment.

i Market risks

Market risk is the risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.

Equity and interest rate risk

Prudential faces equity risk and interest rate risk because most of its assets are investments that are either equity type investments and subject to equity price risk, or bonds, mortgages or cash deposits, the values of which are subject to interest rate risk. The amount of risk borne by Prudential’s shareholders depends on the extent to which its customers share the investment risk through the structure of Prudential’s products.

178 Prudential plc Annual Report 2008

The split of Prudential’s investments between equity investments and interest-sensitive instruments depends principally on the type of liabilities supported by those investments and the amount of capital Prudential has available. The nature of some liabilities allows Prudential to invest a substantial portion of its investment funds in equity and property investments that Prudential believes produce greater returns over the long term. On the other hand Prudential has some liabilities that contain guaranteed returns and allow instant access (for example, interest-sensitive fixed annuities and immediate annuities), which generally will be supported by fixed income investments.

Foreign exchange risk

Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 53 per cent of Prudential’s operating profit from continuing operations based on longer-term investment returns, as described in note B1, for the year ended 31 December 2008, came from Prudential’s US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

Approximately 83 per cent of the Group’s IFRS basis shareholders’ equity at 31 December 2008 arose in Prudential’s US and Asian operations (2007: approximately 70 per cent). To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally. The Group has also entered into a US$2 billion net investment hedge which was reduced to US$600 million in December 2008 (see note G3). Net of the currency position arising from these instruments some 49 per cent of the Group’s shareholders’ funds are represented by net assets in currencies other than sterling.

Additional details on the market risks’ exposures of the UK, US and Asian insurance operations are provided in notes D2, D3 and D4, respectively.

ii Credit risk

Credit risk is the risk of loss to the Group if another party fails to perform its obligations, or fails to perform them in a timely manner. Credit risk is the Group’s most significant financial risk.

Some of Prudential’s businesses, in particular Jackson, the PAC with-profits fund and Prudential’s UK pension annuity business hold large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder business exposed to credit risks is Jackson. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

Further analysis of the credit quality for the Group is shown in note B6. Additional details on the credit quality of the debt security portfolios of UK, US and Asian insurance operations are shown in notes D2, D3 and D4, respectively.

iii Liquidity risk

Liquidity risk is the risk that Prudential, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure the resources only at excessive cost.The parent company has significant internal resources of liquidity which are sufficient to meet all of its foreseeable future without having to utilise external funding. The Group maintains committed borrowing and securities lending facilities. In aggregate the Group has £2.1 billion of undrawn committed facilities of which it has recently renewed its £1.4 billion of the undrawn syndicated committed banking facility for a further three years as well as renewing the £500 million securities lending back-up facility.

iv Insurance risk

Insurance risk is the inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations. In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, voluntary discontinuance rates, investment performance, unit cost of administration and new business acquisition expenses.

For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business where, in exchange for their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, for as long as they live. Prudential conducts rigorous research into longevity risk using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) projections as published by the Institute and Faculty of Actuaries.

Financial statements C

Notes on the Group financial statements C: Group risk management continued

d Risk exposures continued

Prudential’s voluntary discontinuance (persistency) assumptions reflect recent past experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship, which is either assumed or historically observed, between persistency and investment returns and the resulting additional risk is allowed for.

v Non-financial risks – operational, business environment and strategic risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people, systems or from external events. Business environment risk may arise from exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall objectives and strategy. Strategic risk may arise from ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

Prudential processes a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Prudential has a significant number of third-party relationships that are important to the distribution and processing of its products, as market counterparties and as business partners.

Quantitative analysis of operational risk exposures material to the Group is used to inform decisions on the overall amount of capital held and the adequacy of the corporate insurance programme.

e Regulatory capital requirements

Regulatory capital requirements apply at an individual company level for the Group’s life assurance and asset management business. These are described in sections D5 and E3 respectively.

In addition, the Group as a whole is subject to the capital adequacy requirements of the Insurance Groups Directive (IGD) as implemented by the FSA. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector. Under this test the surplus capital held in each of the regulated subsidiaries is aggregated with the free assets of non-regulated subsidiaries. From this total Group borrowings are deducted, other than subordinated debt issues which qualify as capital. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive: a negative result at any point in time is a notifiable breach of UK regulatory requirements.

Due to the geographically diverse nature of Prudential’s operations, the application of these requirements to Prudential is complex. In particular, for many of the Group’s Asian operations the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 capital can be in the form of hybrid debt and is called ‘Innovative Tier 1’. At 31 December 2008 the Group held £1,059 million (31 December 2007: £763 million) of Innovative Tier 1 capital in the form of perpetual securities, £nil (£nil) of Upper Tier 2 and £1,101 million (£932 million) of Lower Tier 2 capital. The increase in these amounts reflects exchange rate movements in 2008. Further details on these amounts and other Group borrowings are shown in note H13.

At 31 December 2007, Prudential met the requirements of the IGD. In addition, during 2008, Prudential met the ‘hard test’ of the FSA under the IGD. The IGD position as at 31 December 2008 will be submitted to the FSA by 30 April 2009 and at the time of preparation of these financial statements the surplus capital under the test was estimated to be around £1.7 billion before allowing for the 2008 final dividend giving a solvency ratio of 160 per cent. This is composed of the Group’s IGD surplus at

31 December 2008 which is estimated at £1.4 billion and of an additional £0.3 billion which the FSA has allowed the Group to include in the Group’s IGD surplus going forward as a result of an innovative structure the Group has developed. The £0.3 billion additional capital reflects the Group’s ability to realise a portion of the shareholders’ economic interest in the future transfers from the PAC with-profits fund. The intended sale of the Taiwan agency business announced on 20 February 2009, as discussed in note I10, will when completed increase the IGD surplus capital by approximately £0.8 billion, further strengthening IGD surplus capital to £2.5 billion.

Prudential’s approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency and wider strategic objectives.

Prudential optimises capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into our decision-making processes for product launches, product design and product pricing.

Prudential’s capital performance metrics are based on economic capital, which provides a realistic and consistent view of our capital requirements across the Group, allowing for diversification benefits. Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

Prudential’s detailed understanding of risk adjusted performance allows to manage proactively its allocation of capital to write new business to maximise risk adjusted value creation.

180 Prudential plc Annual Report 2008

D: Life assurance businesses

D1: Group overview

a Products and classification for IFRS reporting

The measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS. Under IFRS 4, contracts are initially classified as being either ‘insurance’ contracts, if the level of insurance risk in the contracts is significant, or investment contracts, if the risk is insignificant.

Insurance contracts

Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to adopt this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the measurement principles for with-profits contracts of UK regulated entities and disclosures of the UK Standard FRS 27 from 1 January 2005. An explanation of the provisions under FRS 27 is provided in note D2.

Under the previously applied GAAP, UK GAAP, the assets and liabilities of contracts are reported in accordance with the MSB of reporting as set out in the ABI SORP.

The insurance contracts of the Group’s shareholder-backed business fall broadly into the following categories:

• UK insurance operations

– bulk and individual annuity business, written primarily by Prudential Retirement Income Limited and other categories of non-participating UK business;

• Jackson

– fixed and variable annuity business and life insurance; and

• Prudential Corporation Asia

– non-participating term, whole life, and unit-linked policies, together with accident and health policies.

Investment contracts

Investment contracts are further delineated under IFRS 4 between those with and without discretionary participation features. For those contracts with discretionary participation features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has adopted this approach, again subject to the FRS 27 improvement.

For investment contracts that do not contain discretionary participation features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied.

Contracts of the Group, which are classified as investment contracts that do not contain discretionary participation features, can be summarised as:

• UK

– certain unit-linked savings and similar contracts;

• Jackson

– GICs and funding agreements

– minor amounts of ‘annuity certain’ contracts; and

• Prudential Corporation Asia

– minor amounts for a number of small categories of business.

The accounting for the contracts of UK insurance operations and Jackson’s GICs and funding agreements are considered in turn below:

i Certain UK unit-linked savings and similar contracts

Deferred acquisition costs

Acquisition costs are deferred to the extent that it is appropriate to recognise an asset that represents the entity’s contractual right to benefit from providing investment management services and are amortised as the entity recognises the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortised to the income statement in line with service provision.

Deferred income reserves

These are required to be established under IAS 18 with amortisation over the expected life of the contract. The majority of the relevant UK contracts are single premium with the initial deferred income reflecting the ‘front-end load’ i.e. the difference between the premium paid and the amount credited to the unit fund. Deferred income is amortised to the income statement in line with service provision. The amortisation profile is either on a straight-line basis or, if more appropriate, a further deferral of income recognition is applied.

Financial statements C/D

Notes on the Group financial statements D: Life assurance businesses continued

D1: Group overview continued

Sterling reserves

Prudent provisions established for possible future expenses not covered by future margins at a policy level reflecting the regulatory approach in the UK are not permitted for those contracts with insignificant insurance risk that are classified as investment contracts.

ii Jackson – GICs and funding arrangements

Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. Funding agreements are of a similar nature but the interest rate may be floating, based on a rate linked to an external index. The US GAAP accounting requirements for such contracts are very similar to those under IFRS on the amortised cost model for liability measurement.

b Concentration of risk i Business accepted

The Group’s exposure to life assurance risks is well-diversified. This is achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types.

As part of the risk management framework, the Group regularly monitors concentration of risk using a variety of risk monitoring tools. Scenario testing and sensitivity analysis for the Group capital and profitability metrics involving IGD, Group economic capital, EEV and IFRS help identify concentrations of risks by risk types, products and business units, as well as the benefits of diversification of risks.

Credit risk remains one of the largest risk exposures. This reflects the relative size of exposure in Jackson and the UK shareholder annuities business. An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group’s US business is sensitive to increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas for certain products in the US benefits from falling interest rates. The economic capital framework also takes into account situations where factors are correlated, for example the extent of correlation between UK and US economies.

The Group manages concentration of credit risks by setting limits on the maximum exposure to each counterparty based on their credit ratings. Business units are also required to disclose to the Group risk function all material risks, along with information on their severity and likelihood, and mitigating actions taken or planned.

ii Ceded business

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. There are no significant concentrations of reinsurance risk. At 31 December 2008, 98 per cent (2007: 98 per cent) of the reinsurance recoverable insurance assets were ceded by the Group’s UK and US operations, of which 91 per cent (2007: 88 per cent) of the balance were from reinsurers with Standard & Poor’s rating AA- and above. As a result of downgrading subsequent to the year end based on the ratings at the time of signing these consolidated financial statements, 93 per cent of the reinsurance recoverable insurance assets ceded by the Group UK and US operations were rated A and above with 39 per cent were rated AA- and above.

c Guarantees

Notes D2(e), D3(e), D4(e) and D4(j) provide details of guarantee features of the Group’s life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2008 as described in section D2(g)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(e). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in section D3(e). Jackson’s derivative programme seeks to manage the exposures as described in section D3(f). The most significant exposure for the Group arises on Taiwan whole of life policies as described in section D4(j)(iii).

182 Prudential plc Annual Report 2008

d Amount, timing and uncertainty of future cash flows from insurance contracts

The factors that affect the amount, timing and uncertainty of future cash flows from insurance contracts depend upon the businesses concerned as described in subsequent sections. In general terms, the Group is managed by reference to a combination of measures. These measures include IFRS basis earnings, net shareholder cash flow to or from business units from or to central funds, and movements in the present value of future expected distributable earnings of in-force long-term insurance business. The latter item when added to the net assets is commonly referred to as Embedded Value.

The Group prepares and publishes supplementary information in accordance with the European Embedded Value (EEV) principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the addition of Additional Guidance on EEV Disclosures published in October 2005. Key elements of the EEV principles are the approach applied to allowing for risk and the use of best estimate assumptions to project future cash flows arising from the contracts.

The business covered by the EEV basis results includes both investment contracts as well as insurance contracts (as defined under IFRS 4). Investment contracts form a relatively small part of the Group’s long-term business as demonstrated by the carrying value of policyholder liabilities shown in the Group balance sheet.

The projected cash flows are those expected to arise under the contracts such as those arising from premiums, claims and expenses after appropriate allowance for future lapse behaviour and mortality and morbidity experience. The cash flows also include the expected future cash flows on assets covering liabilities and encumbered capital.

Encumbered capital is based on the Group’s internal target for economic capital subject to it meeting at least the local statutory minimum requirements. Economic capital is assessed using internal models but does not take credit for the significant diversification benefits that exist within the Group.

The valuation of the future cash flows also takes account of the ‘time value’ of option and guarantee features of the Group’s long-term business contracts. The time value reflects the variability of economic outcomes in the future. Where appropriate, a full stochastic valuation is undertaken to determine the value of the in-force business. Common principles are adopted across the Group for the stochastic asset model classes, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes. In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions are modelled. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits sub-fund, the actions are consistent with those set out in the Principles and Practices of Financial Management.

The present value of the future distributable earnings is calculated using a risk discount rate which reflects both the time value of money and the risks associated with the cash flows that are not otherwise allowed for. The risk allowance covers market and non-market risks.

Under Capital Asset Pricing Methodology (CAPM), the discount rate is determined as the aggregate of the risk-free rate and the risk margin for market risk. The latter is calculated as the ‘beta’ multiplied by the equity risk premium. Under CAPM, the beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return, it is possible to derive a product specific beta.

Product specific discount rates are used in order to reflect the risk profile of each major territory and product group. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used. A constant margin of 50 basis points (2007: 50 basis points) has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business. For the UK shareholder-backed annuity business an additional margin of 100 basis points was used (2007: 100 basis points).

Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Financial statements D

Notes on the Group financial statements D: Life assurance businesses continued

D1: Group overview continued

e Sensitivity of IFRS basis profit or loss and equity to market and other risks i Overview of risks by business unit

The financial assets and liabilities attaching to the Group’s life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and equity.

Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

• Currency risk: due to changes in foreign exchange rates; • interest rate risk: due to changes in market interest rates; and

• other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or currency risk).

Policyholder liabilities relating to the Group’s life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.

In addition, the profitability of the Group’s life assurance businesses and, as described in Section E, Asset management business, is indirectly affected by the performance of the assets covering policyholder liabilities and related capital.

Three key points are to be noted, namely:

• The Group’s with-profit and unit-linked funds absorb most market risk attaching to the fund’s investments. Except for second order effects, for example on asset management fees and shareholders’ share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds; • the Group’s shareholder results are most sensitive to market risks for assets of shareholder-backed business; and • the main exposures of the Group’s IFRS basis results to market risk for life assurance operations on investments of shareholder-backed business are for debt securities.

The most significant items for which the IFRS basis profit or loss and equity for the Group’s life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

184 Prudential plc Annual Report 2008

Type of business	Market and credit risk: Investments/derivatives	Market and credit risk: Liabilities/unallocated	Other exposure	Insurance and lapse risk
UK insurance operations (see also section D2(j))				
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G	
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk
Shareholder-backed annuity business	Asset/liability mismatch risk Credit risk Interest rate risk for assets in excess of liabilities i.e. representing shareholder capital			Mortality experience and assumptions for longevity
US insurance operations (see also section D3(j))				
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme			
Fixed indexed annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features		
Fixed indexed annuity, Fixed annuity and GIC business	Credit risk Interest rate risk These risks are reflected in volatile profit or loss and shareholders' equity for derivative value movements and impairment losses, and, in addition, for shareholders' equity for value movements on fixed income securities classified as 'available for sale' under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk but the effects of extreme events are mitigated by the use of swaption contracts
Asian insurance operations (see also section D4(j))				
				Mortality and morbidity risk
All business	Currency risk			Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	
Non-participating business (in particular Taiwan)	Interest rate and price risk	Long-term interest rates		

Financial statements
D

185

Notes on the Group financial statements D: Life assurance businesses continued

D1: Group overview continued

ii IFRS shareholder results – Exposures for market and other risk

Key Group exposures

The IFRS operating profit based on longer-term investment returns for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for shareholder-backed annuity business. In addition, at the total IFRS profit level the result is sensitive to temporary value movements on assets backing IFRS equity.

For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products and equity-based exposure (excluding movement in market implied volatility and based on average Corporate AA interest rates) not mitigated by the equity and interest derivative programmes. Jackson’s total profit and equity are exposed to similar market movements (including the effects of movements in market implied volatility and actual Corporate AA interest rates). In each case, IFRS profit or loss and equity movements arise from the accounting rather than economic effect of market value movements on assets and derivatives attaching to fixed annuity, term and institutional business.

Jackson’s derivative programme is used to substantially mitigate equity market risk attaching to its equity-based products and interest rate risk associated with its spread-based products. Movements in interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets of fixed annuity and other general account business. Combined with the use of US GAAP measurement for the asset and liabilities for the insurance contracts, which is largely insensitive to current period market movements, the Jackson total profit (i.e. including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson IFRS equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in equity (i.e. outside the income statement).

For Asian operations, other than possibly for the impact of any alteration to assumed long-term interest rates in Taiwan, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risk.

At the total IFRS profit level the Asian result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

M&G profits are affected primarily by movements in the growth in funds under management and of the effect any impairment on the loan book and fair value movements on debt securities held by Prudential Capital.

Market and credit risk

UK insurance operations

With-profits business

• With-profits business

Shareholder results of UK with-profits business are sensitive to market risk only through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of the PAC with-profits fund are subject to market risk. However, changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. As unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit or equity.

The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business. This currently corresponds to one-ninth of the cost of bonuses declared.

Investment performance is a key driver of bonuses, and hence the shareholders’ share of cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration the sensitivity to investment performance in a single year is low. However, over multiple periods it is important.

• Prudential Annuities Limited (PAL)

PAL’s business is not with-profit, it writes annuity business. However, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL’s assets and liabilities are reflected in the liability for unallocated surplus which as described above, changes to which do not affect shareholder results.

• Scottish Amicable Insurance Fund (SAIF)

SAIF is a ring-fenced fund in which, apart from asset management fees, shareholders have no interest. Accordingly, the Group’s IFRS profit and equity are insensitive to the direct effects of market risk attaching to SAIF’s assets and liabilities.

186 Prudential plc Annual Report 2008

Shareholder-backed business

The factors that may significantly affect the IFRS results of UK shareholder-backed business are the mortality experience and assumptions and credit risk attaching to the annuity business of Prudential Retirement Income Limited and the PAC non-profit sub-fund.

• Prudential Retirement Income Limited (PRIL)

The assets covering PRIL’s liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Except mainly to the extent of any minor asset/liability duration mismatch and exposure to credit risk, the sensitivity of the Group’s results to market risk for movements in the carrying value of PRIL’s liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for PRIL arises from interest rate risk on the debt securities which substantially represent IFRS equity. This equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

The principal items affecting the IFRS results for PRIL are mortality experience and assumptions and credit risk.

• PAC non-profit sub-fund

The PAC non-profit sub-fund principally comprises annuity business previously written by Scottish Amicable Life, credit life, unit-linked and other non-participating business.

The financial assets covering the liabilities for those types of business are subject to market risk. However, for the annuity business the same considerations as described above for PRIL apply, whilst the liabilities of the unit-linked business change in line with the matching linked assets. Other liabilities of the PAC non-profit sub-fund are broadly insensitive to market risk.

• Other shareholder-backed unit-linked business

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The principal factor affecting the IFRS results is investment performance through asset management fees.

Jackson

The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

Invested assets covering liabilities for these types of business and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders’ equity. Other invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

By contrast, the IFRS insurance liabilities for these types of business of Jackson, by the application of grandfathered GAAP under IFRS 4, are measured on US GAAP bases which with the exception of certain items covered by the equity hedging programme, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

These differences in carrying value of debt securities, other invested assets, derivatives and insurance liabilities give rise to potentially significant volatility in the IFRS income statement and shareholders’ equity. As with other shareholder-backed business the profit or loss for Jackson is presented in the Group’s supplementary basis of reporting as described in note B1, by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified.

Excluding these short-term effects, the factors that most significantly affect the Jackson IFRS operating result based on long-term investment returns are:

• Variable annuity business – net effect of market risk arising from the incidence and valuation guarantee features and variability of asset management fees offset by derivative hedging performance. The net effect of market risk in Jackson’s guarantees and derivatives included in operating result excludes the impact of changes in market implied volatility. Further movements in reserves for guarantees reflected in operating result are also based on a long-term average Corporate AA credit curve instead of the actual Corporate AA credit curve at the valuation date; • fixed annuity business – the spread differential between the earned rate and the rate credited to policyholders; and • fixed index annuity business – the spread differential between the earned rate and the rate credited to policyholders and incidence of equity index participation features, net of the related hedging performance.

In addition, the total profit for Jackson is affected by the level of impairment losses on the debt securities portfolios, short-term value movements on derivatives held to manage the fixed annuity and other general account business, other temporary value movements on portfolio investments, and those arising on revaluing the embedded derivative components of variable annuity liabilities for the effects of short-term movements in AA corporate bond rate curves and equity volatility levels.

Financial statements D

Notes on the Group financial statements D: Life assurance businesses continued

D1: Group overview continued

Asian operations

For Asian with-profits business the same features apply as described above for UK with-profits business. Similarly, as for other parts of the Group, for unit-linked business the main factor affecting IFRS basis results is investment performance through asset management fees.

The sensitivity of the IFRS basis results of the Group’s Asian operations to market risk is primarily restricted to the non-participating business.

This sensitivity is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions. As for UK shareholder-backed operations and Jackson, the IFRS profit is distinguished in the Group’s supplementary analysis so as to distinguish operating profits based on longer-term investment return and short-term fluctuations in investment returns.

In addition to these features the overriding factor that affects IFRS basis results for Asian non-participating business is the return on the assets covering the Taiwan whole of life policies. This factor directly affects the actual return in any given reporting period. In addition though, the measurement of the liabilities to policyholders and the carrying value of deferred acquisition costs for this business is dependant upon an assessment of longer-term interest rates. This key feature is described in more detail in notes D4(g) and (j)(iii).

Insurance and lapse risk

The features described above cover the main sensitivities of IFRS profit and loss and equity for market, insurance and credit risk. Lapse and longevity risk may also be a key determination of IFRS basis results with variable impacts.

In the UK, adverse persistency experience can affect the level of profitability from with-profits and unit-linked business. For with-profits business in any given year, the amount represented by the shareholders’ share of cost of bonus may be only marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

By contrast, Group IFRS operating profit is particularly sensitive to longevity shocks that result in changes of assumption for the UK shareholder-backed annuity business.

Jackson is sensitive to lapse risk. However, Jackson uses swaption derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

iii Impact of diversification on risk exposure

The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. The Group tests the sensitivities of results to different correlation factors such as:

Correlation across geographic regions

• Financial risk factors

• Non-financial risk factors.

Correlation across risk factors

• Longevity risk

• Expenses

• Persistency

• Other risks.

The effect of Group diversification is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

f Duration of liabilities

Under the terms of the Group’s contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death, other insurable events or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these factors on contract duration. Details are shown in sections D2(k), D3(k) and D4(k).

In the years 2004 to 2008, claims paid on the Group’s life assurance contracts including those classified as investment contracts under IFRS 4 ranged from £13 billion to £19 billion. Indicatively, it is to be expected that, of the Group’s policyholder liabilities (excluding unallocated surplus) at 31 December 2008 of £174 billion, the amounts likely to be paid in 2009 will be of a similar magnitude.

188 Prudential plc Annual Report 2008

D2: UK insurance operations

a Summary balance sheet

In order to explain the different types of UK business and fund structure, the balance sheet of the UK insurance operations may be analysed by the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund, unit-linked, annuity (principally PRIL) and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

		PAC with-profits sub-fund note i			Other funds and subsidiaries			UK insurance operations	
	Scottish Amicable Insurance Fund note ii £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited note iii £m	Total note iv £m	Unit-linked assets and liabilities £m	Annuity and other long-term business £m	Total £m	2008 Total £m	2007 Total £m
Assets									
Intangible assets attributable to shareholders:									
Deferred acquisition costs and other intangible assets						134	134	134	157
						134	134	134	157
Intangible assets attributable to PAC with-profits fund:									
In respect of acquired subsidiaries for venture fund and other investment purposes	–	174	–	174	–	–	–	174	192
Deferred acquisition costs	3	10	–	10	–	–	–	13	19
	3	184	–	184	–	–	–	187	211
Total	3	184	–	184	–	134	134	321	368
Deferred tax assets	7	174	98	272	–	234	234	513	105
Other non-investment and non-cash assets	244	2,246	380	2,626	443	1,649	2,092	4,962	4,110
Investments of long-term business and other operations:									
Investment properties	882	8,365	664	9,029	710	1,338	2,048	11,959	13,666
Financial investments:									
Loans note v	194	1,000	151	1,151	–	557	557	1,902	1,245
Equity securities and portfolio holdings in unit trusts	3,718	25,056	247	25,303	9,827	32	9,859	38,880	60,829
Debt securities note vi	4,218	21,658	11,888	33,546	4,409	16,698	21,107	58,871	57,180
Other investments note vii	777	2,761	219	2,980	136	267	403	4,160	3,391
Deposits	649	3,974	160	4,134	489	818	1,307	6,090	7,228
Total investments	10,438	62,814	13,329	76,143	15,571	19,710	35,281	121,862	143,539
Held for sale assets	–	–	–	–	–	–	–	–	30
Cash and cash equivalents	196	707	184	891	979	505	1,484	2,571	1,869
Total assets	10,888	66,125	13,991	80,116	16,993	22,232	39,225	130,229	150,021

Financial statements D

189

Notes on the Group financial statements
D: Life assurance businesses
continued

D2: UK insurance operations continued

		PAC with-profits sub-fund note i			Other funds and subsidiaries			UK insurance operations	
	Scottish Amicable Insurance Fund note ii £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited note iii £m	Total note iv £m	Unit-linked assets and liabilities £m	Annuity and other long-term business £m	Total £m	2008 Total £m	2007 Total £m
Equity and liabilities									
Equity									
Shareholders' equity	–	–	–	–	–	1,655	1,655	**1,655**	1,364
Minority interests	16	31	–	31	–	–	–	**47**	42
Total equity	16	31	–	31	–	1,655	1,655	**1,702**	1,406
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Insurance contract liabilities	9,524	29,486	11,477	40,963	6,041	16,228	22,269	**72,756**	82,938
Investment contract liabilities with discretionary participation features	494	22,873	–	22,873	–	–	–	**23,367**	29,466
Investment contract liabilities without discretionary participation features	–	–	–	–	10,277	1,307	11,584	**11,584**	12,073
Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds)	–	6,705	1,549	8,254	–	–	–	**8,254**	13,813
Total	10,018	59,064	13,026	72,090	16,318	17,535	33,853	**115,961**	138,290
Operational borrowings attributable to shareholder-financed operations	–	–	–	–	–	54	54	**54**	12
Borrowings attributable to with-profits funds	112	1,196	–	1,196	–	–	–	**1,308**	987
Other non-insurance liabilities:									
Obligations under funding, securities lending and sale and repurchase agreements	260	997	313	1,310	–	681	681	**2,251**	1,360
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	–	924	19	943	555	38	593	**1,536**	1,751
Current tax liabilities	3	35	19	54	–	70	70	**127**	507
Deferred tax liabilities	28	663	295	958	–	435	435	**1,421**	2,383
Accruals and deferred income	17	185	–	185	–	63	63	**265**	289
Other creditors	20	567	8	575	–	1,024	1,024	**1,619**	1,913
Provisions	–	67	–	67	–	200	200	**267**	326
Derivative liabilities	414	2,303	280	2,583	–	404	404	**3,401**	699
Other liabilities	–	93	31	124	120	73	193	**317**	98
Total	742	5,834	965	6,799	675	2,988	3,663	**11,204**	9,326
Total liabilities	10,872	66,094	13,991	80,085	16,993	20,577	37,570	**128,527**	148,615
Total equity and liabilities	**10,888**	**66,125**	**13,991**	**80,116**	**16,993**	**22,232**	**39,225**	**130,229**	**150,021**

190 **Prudential plc** Annual Report 2008

Notes

i For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund.

ii SAIF is a separate sub-fund within the PAC long-term business fund.

iii Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

iv Excluding policyholder liabilities of the Hong Kong branch of PAC.

v The loans of the Group's UK insurance operations of £1,902 million (2007: £1,245 million) comprise mortgage loans of £701 million (2007: £449 million), policy loans of £29 million (2007: £35 million) and other loans of £1,172 million (2007: £761 million). The mortgage loans are collateralised by properties. Other loans are all commercial loans and comprise mainly syndicated loans held by the PAC with-profits fund.

vi Included in debt securities above are £13,026 million (2007: £11,149 million) of securities which are not quoted on active markets and for which fair value is determined using internal valuation techniques, or is provided by brokers or pricing services, where the specific securities have been valued using valuation techniques by these third-party providers. Of this amount, £12,341 million (2007: £10,640 million) related to securities held by with-profit operations and £685 million (2007: £509 million) related to securities held by the UK shareholder-backed business. See note G1 for additional details.

vii Other investments comprise:

	2008 £m	2007 £m
Derivative assets note G3	1,326	571
Partnerships in investment pools and other	2,834	2,820
	4,160	3,391

Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.

Financial statements D

191

Notes on the Group financial statements
D: Life assurance businesses
continued

D2: UK insurance operations continued

b Reconciliation of movement in investments

A reconciliation of the total investments of UK insurance operations from the beginning of the year to the end of the year is as follows:

		PAC with-profits sub-fund			Other funds and subsidiaries		
	Scottish Amicable Insurance Fund £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited £m	Total £m	Unit-linked assets and liabilities £m	Annuity and other long-term business £m	UK insurance operations Total £m
At 1 January 2007							
Total investments	14,201	74,463	15,305	89,768	17,237	17,331	138,537
Less: Investments held by consolidated investment funds	–	–	–	–	–	(1,179)	(1,179)
Less: Derivative liabilities	(36)	(169)	(44)	(213)	–	(19)	(268)
Directly held investments, net of derivative liabilities	14,165	74,294	15,261	89,555	17,237	16,133	137,090
Net cash inflow from operating activities	(829)	1,100	(216)	884	595	2,478	3,128
Realised gains (losses) in the year	637	3,364	73	3,437	693	(107)	4,660
Unrealised gains (losses) in the year	(420)	(847)	(650)	(1,497)	(478)	(394)	(2,789)
Foreign exchange translation differences	–	99	–	99	–	–	99
Movement in the year of directly held investments, net of derivative liabilities	(612)	3,716	(793)	2,923	810	1,977	5,098
At 31 December 2007/1 January 2008							
Total investments	13,665	78,487	14,515	93,002	18,047	18,825	143,539
Less: Investments held by consolidated investment funds	–	–	–	–	–	(662)	(662)
Less: Derivative liabilities note G3	(112)	(477)	(47)	(524)	–	(53)	(689)
Directly held investments, net of derivative liabilities	13,553	78,010	14,468	92,478	18,047	18,110	142,188
Net cash inflow from operating activities	(1,245)	(1,396)	(211)	(1,607)	811	2,928	887
Realised gains (losses) in the year	276	84	25	109	(156)	(156)	73
Unrealised gains (losses) in the year	(2,560)	(17,991)	(1,236)	(19,227)	(3,568)	(1,577)	(26,932)
Foreign exchange translation differences	–	1,631	3	1,634	(1)	3	1,636
Movement in the year of directly held investments, net of derivative liabilities	(3,529)	(17,672)	(1,419)	(19,091)	(2,914)	1,198	(24,336)
At 31 December 2008							
Total investments	10,438	62,814	13,329	76,143	15,571	19,710	121,862
Less: Investments held by consolidated investment funds	–	(145)	–	(145)	(424)	(40)	(609)
Less: Derivative liabilities note G3	(414)	(2,331)	(280)	(2,611)	(14)	(362)	(3,401)
Directly held investments, net of derivative liabilities	10,024	60,338	13,049	73,387	15,133	19,308	117,852

192 Prudential plc Annual Report 2008

c Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Other funds and subsidiaries		
	SAIF and PAC with-profits sub-fund £m	Unit-linked liabilities £m	Annuity and other long-term business £m	UK insurance operations Total £m
At 1 January 2007	101,616	18,187	14,101	133,904
Premiums	4,459	2,115	2,279	8,853
Surrenders	(2,879)	(1,636)	(13)	(4,528)
Maturities/Deaths	(4,987)	(790)	(1,010)	(6,787)
Shareholders transfers post tax	(279)	–	–	(279)
Switches	(352)	352	–	–
Assumption changes (shareholder-backed business) note D2(i)	–	–	(34)	(34)
Investment-related items and other movements	6,256	749	223	7,228
Foreign exchange translation differences	(62)	–	(5)	(67)
At 31 December 2007/1 January 2008	103,772	18,977	15,541	138,290
Premiums	3,157	2,435	3,780	9,372
Surrenders	(2,336)	(1,838)	(107)	(4,281)
Maturities/Deaths	(6,309)	(666)	(1,349)	(8,324)
Shareholders transfers post tax	(284)	–	–	(284)
Switches	(360)	360	–	–
Assumption changes (shareholder-backed business) note D2(i)	–	–	447	447
Investment-related items and other movements	(13,049)	(2,952)	(777)	(16,778)
Foreign exchange translation differences	(2,483)	2	–	(2,481)
At 31 December 2008	82,108	16,318	17,535	115,961

Financial statements
D

193

Notes on the Group financial statements
D: Life assurance businesses
continued

D2: UK insurance operations continued

d Information on credit risk of debt securities

The following table summarises by rating the securities held by UK insurance operations as at 31 December 2008 and 2007:

		PAC with-profits sub-fund			Other funds and subsidiaries		UK insurance operations	
	Scottish Amicable Insurance Fund £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited £m	Total £m	Unit-linked assets and liabilities £m	Annuity and other long-term business £m	2008 Total £m	2007 Total £m
S&P – AAA	1,139	5,765	3,176	8,941	2,866	6,035	**18,981**	21,556
S&P – AA+ to AA-	318	1,817	1,389	3,206	423	2,065	**6,012**	6,173
S&P – A+ to A-	1,058	5,804	3,295	9,099	815	4,957	**15,929**	12,557
S&P – BBB+ to BBB-	789	3,875	919	4,794	210	1,620	**7,413**	5,409
S&P – Other	152	794	16	810	71	–	**1,033**	942
	3,456	18,055	8,795	26,850	4,385	14,677	**49,368**	46,637
Moody's – Aaa	111	344	89	433	9	128	**681**	1,021
Moody's – Aa1 to Aa3	66	353	255	608	–	159	**833**	587
Moody's – A1 to A3	43	222	232	454	–	181	**678**	944
Moody's – Baa1 to Baa3	35	146	138	284	–	135	**454**	490
Moody's – Other	4	136	12	148	–	10	**162**	410
	259	1,201	726	1,927	9	613	**2,808**	3,452
Fitch	34	181	188	369	–	157	**560**	682
Other	469	2,221	2,179	4,400	15	1,251	**6,135**	6,409
Total debt securities	4,218	21,658	11,888	33,546	4,409	16,698	**58,871**	57,180

In the table above S&P ratings have been used where available. For securities where S&P ratings are not available those produced by Moody's and then Fitch have been used as an alternative.

Where no external ratings are available internal ratings produced by the Group's asset management operations, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the total debt securities held at 31 December 2008 which are not externally rated, £2,325 million (2007: £2,972 million) were internally rated AAA to A-, £3,149 million (2007: £2,844 million) were internally rated BBB+ to B- and £661 million (2007: £593 million) were unrated. The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them.

As detailed in note D2(j) below, the primary sensitivity of IFRS basis profit or loss and shareholders' equity relates to non-linked shareholder-backed business which covers other funds and subsidiaries in the table above.

e Products and guarantees

Prudential's long-term products in the UK consist of life insurance, pension products and pension annuities.

These products are written primarily in:

- One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund, SAIF, and the non-profit sub-fund;
- Prudential Annuities Limited, which is owned by the PAC with-profits sub-fund;
- Prudential Retirement Income Limited, a shareholder-owned subsidiary; or
- Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

i With-profits products and PAC with-profits sub-fund

Within the balance sheet of UK insurance operations at 31 December 2008, as shown in note D2(a), there are policyholder liabilities and unallocated surplus of £72.1 billion (2007: £90.5 billion) that relate to the WPSF. These amounts include the liabilities and capital of Prudential Annuities Limited, a wholly owned subsidiary of the fund. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

194 Prudential plc Annual Report 2008

With-profits products provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘annual’ and ‘final’. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

When determining policy payouts, including final bonuses, Prudential considers policyholders’ reasonable expectations, the need to smooth claim values and payments from year to year and competitive considerations, together with ‘asset shares’ for specimen policies. Asset shares broadly reflect the value of premiums paid plus the investment return on the assets notionally attributed to the policy, less the other items to be charged such as expenses and the cost of the life insurance cover.

For many years, UK with-profits product providers, such as Prudential, have been required by law and regulation to consider the reasonable expectations of policyholders in setting bonus levels. This concept is established by statute but is not defined. However, it is defined within the regulatory framework, which also more recently contains an explicit requirement to treat customers fairly.

The WPSF held a provision of £42 million at 31 December 2008 (2007: £45 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.

Beyond the generic guarantees described above, there are very few explicit options or guarantees such as minimum investment returns, surrender values or annuities at retirement and any granted have generally been at very low levels.

ii Annuity business

Prudential’s conventional annuities include level, fixed increase and retail price index (RPI) annuities. They are mainly written within the subsidiaries PAL, PRIL, Prudential Pensions Limited and the PAC with-profits sub-fund, but there are some annuity liabilities in the non-profit sub-fund and SAIF.

Prudential’s fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.

Prudential’s with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF’s equity shares, property and other investment categories over time. Policyholders select an ‘anticipated bonus’ from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the anticipated bonus rate selected by the policyholder when the product is purchased and the bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

On 31 December 2007, Prudential completed the transfer of 62,000 with-profits annuity policies from Equitable Life, with assets of approximately £1.7 billion. The policies transferred form part of the Defined Charge Participating Sub-Fund of Prudential’s with-profit fund. Profits to shareholders will emerge on a ‘charges less expenses’ basis and policyholders will be entitled to 100 per cent of the investment earnings.

At 31 December 2008, £29.4 billion (2007: £29.5 billion) of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

iii SAIF

SAIF is a ring-fenced sub-fund of the PAC long-term fund formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business.

The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits i.e. in excess of those based on asset share.

Provision is made for the risks attaching to some SAIF unitised with-profits policies that have MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at four per cent per annum.

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £391 million was held in SAIF at 31 December 2008 (2007: £563 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group’s shareholders’ equity.

Financial statements D

Notes on the Group financial statements D: Life assurance businesses continued

D2: UK insurance operations continued

iv Unit-linked (non-annuity) and other non-profit business

Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as credit life and protection contracts. These contracts do not contain significant financial guarantees.

There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.

f Exposure to market risk i Non-linked life and pension business

For with-profits business, the absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that the majority of the investments backing the with-profits business are in equities and real estate with the balance in debt securities, deposits and loans.

The investments supporting the protection business are small in value and tend to be fixed maturities reflecting the guaranteed nature of the liabilities.

ii Pension annuity business

Prudential’s UK annuity business mainly employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant or surviving partner is alive. Retail price index-linked assets are used to back pension annuities where the payments are linked to the RPI.

iii Unit-linked business

Except through the second order effect on asset management fees, the unit-linked business of the UK insurance operations is not exposed to market risk. The lack of exposure arises from the contract nature whereby policyholder benefits reflect asset value movements of the unit-linked funds.

g Process for setting assumptions and determining contract liabilities i Overview

The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including, in particular, mortality, expenses, tax, economic assumptions and where applicable, persistency.

For with-profits business written in the WPSF or SAIF, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry experience generally.

Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between yields on nominal gilts and index-linked gilts.

The actual renewal expenses charged to SAIF continued to be based on the tariff arrangement specified in the Scottish Amicable Life Assurance Society Scheme up to 31 December 2007, when the tariff arrangement terminated. This provided an additional margin in SAIF as the unit costs derived from actual expenses (and used to derive the recommended assumptions) were generally significantly greater than the tariff costs. From 1 January 2008 the full expenses incurred are being charged to SAIF.

The assumptions for asset management expenses are based on the charges specified in agreements with the Group’s asset management operations, plus a margin for adverse deviation for non-profit business.

Tax assumptions are set equal to current rates of taxation.

For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the PAL and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. For property it is the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

196 Prudential plc Annual Report 2008

ii WPSF and SAIF

The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for under FRS 27.

The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the FSA’s rules for the determination of reserves on the FSA’s ‘realistic’ Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

The FSA’s Peak 2 calculation under the realistic regime requires the value of liabilities to be calculated as:

• The with-profits benefits reserve (WPBR); plus • future policy related liabilities (FPRL); plus • the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type. Income comprises credits for premiums, investment returns (including unrealised gains), and miscellaneous profits. Outgo comprises charges for tax (including an allowance for tax on unrealised gains), guarantees and smoothing, mortality and morbidity, shareholders’ profit transfers, miscellaneous losses, and expenses and commission (net of any tax relief).

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount must be determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group and aim to be market consistent.

The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR), and investment policy employed and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that is retained in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with the Group’s management policy for with-profits funds and the Group’s disclosures in the publicly available Principles and Practices of Financial Management.

The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis.

iii Annuity business

Credit risk provisions

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. The valuation rate that is applied includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk allowance.

Financial statements D

Notes on the Group financial statements
D: Life assurance businesses
continued

D2: UK insurance operations continued

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL on the IFRS basis at 31 December 2008 based on the asset mix at that date are as follows:

	2008		
	Pillar I Regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates[note i]	323	–	323
Credit risk allowance			
Long-term expected defaults[note ii]	15	–	15
Long-term credit risk premium[note iii]	11	–	11
Short-term allowance for credit risk[note iv]	54	(25)	29
Total credit risk allowance	80	(25)	55
Liquidity premium	243	25	268

By comparison, for 2007, the weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business on the IFRS basis at 31 December 2007 based on the asset mix of the portfolio at that date were as follows:

	2007		
	Pillar I Regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates[note i]	76	–	76
Credit risk allowance			
Long-term expected defaults[note ii]	13	–	13
Long-term credit risk premium[note iii]	10	(3)	7
Short-term allowance for credit risk[note iv]	10	(10)	–
Total credit risk allowance	33	(13)	20
Liquidity premium	43	13	56

Notes

i Bond spread over swap rates reflect market observed data to credit spreads.

ii Long-term expected defaults; this is derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody's, Standard and Poors and Fitch.

iii Long-term credit risk premium; this provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio.

iv During the second half of 2007, corporate bond spreads widened significantly and the methodology was reviewed to ensure that it still made appropriate allowance for credit risk. As a result of this review a short-term allowance for credit risk was established to allow for the concern that credit ratings applied by rating agencies to individual bonds might be over optimistic.

The short-term allowance for credit risk assumed in the Pillar I solvency valuation has been determined as 25 per cent of the increase in corporate bond spreads (as estimated from the movements in published corporate bond indices) since 31 December 2006.

The approach for IFRS, however, aims to establish liabilities that are closer to 'best estimate'. The very prudent Pillar I regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. In previous years long-term IFRS default assumptions were set mid-way between the EEV and Pillar I assumptions. At 31 December 2008, in light of the increase uncertainty surrounding future credit default experience, the IFRS long-term assumptions have been strengthened to bring them into line with the long-term Pillar I default assumptions. In addition a short-term allowance for credit risk has been established but at a lower level than allowed for in the Pillar I regulatory basis.

198 Prudential plc Annual Report 2008

Mortality

The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the standard table used are selected according to the source of business. The range of percentages used is set out in the following tables:

	PAL		PRIL	
2008	Males	Females	Males	Females
In payment	102% – 126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84% – 117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	97% – 102% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	88% – 98% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		PRIL	
2007	Males	Females	Males	Females
In payment	106% – 126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84% – 117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	99% – 114% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	85% – 103% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		PRIL	
2006	Males	Females	Males	Females
In payment	106% – 126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 1.25%	84% – 117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	99% – 114% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 1.25%	85% – 103% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

iv Unit-linked (non-annuity) and other non-profit business

The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts the attaching liability reflects the unit value obligation and provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges.

For those contracts where the level of insurance risk is insignificant the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18.

Financial statements
D

199

Notes on the Group financial statements
D: Life assurance businesses
continued

D2: UK insurance operations continued

h Reinsurance

The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2008, reinsurance premiums for externally ceded business were £61 million (2007: £59 million) and reinsurance recoverable insurance assets were £416 million (2007: £335 million) in aggregate. The gains and losses recognised in profit and loss for these contracts were immaterial.

i Effect of changes in assumptions used to measure insurance assets and liabilities

2008

Mortality

Recent mortality experience has been in line with expectations and no change is therefore required to the overall strength of mortality assumptions at 31 December 2008. However, current mortality assumptions have been rebalanced across different categories of business so that they are more closely aligned to the actual experience of each product category. The overall effect of rebalancing the assumptions between different product groups is financially neutral.

Credit risk

In total, for 2008, the effect of changes to the allowance for credit risk and the effect of portfolio rebalancing gives rise to a charge of £23 million. For shareholder-backed annuity and lifetime mortgage business, the operating profit based on longer-term investment returns includes a charge of £413 million for the additional credit risk allowance in line with the assumptions shown above in D2(g), for the annuity portfolio as a whole. Partially offsetting this is a credit of £390 million for the effect of £2.8 billion of portfolio rebalancing to more closely align with management benchmark. The credit reflects the additional yield expected after allowing for additional credit risk arising from the rebalancing.

Aggregate effect of assumptions changes

For UK insurance operations, the effects of assumptions changes were as follows:

	2008 £m	
	With-profits sub-fund	Shareholder-backed business
Effect of (strengthening) weakening of mortality assumptions	(60)	(4)
Modelling of management actions[note a]	421	–
(Strengthening) weakening of other assumptions	75	–
	436	(4)
Release of other margins:		
Projected benefit related	10	10
Investment related:		
Additional credit default margins	(369)	[note b] (413)
Deflation risk margins	(30)	(32)
Expense related	36	(8)
Net credit to unallocated surplus	83	
Net charge to shareholder result		(447)

Notes

a The £421 million credit for modelling of management actions relates primarily to enhancements for actions in the event of solvency distress scenarios.
b Net of additional credit risk allowance attaching to effect of portfolio balancing described above.
c In 2008, no changes to mortality assumptions were made or necessary.

200 Prudential plc Annual Report 2008

2007

The 2007 results for shareholder-backed annuity business were determined after making changes to mortality assumptions with a resulting charge of £276 million and releasing excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks of £310 million as shown in the table below.

For UK insurance operations, the 2007 results were determined after making changes to mortality assumptions for the annuity business and other assumptions for the WPSF and releasing excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks, as shown below.

	2007 £m	
	With-profits sub-fund	Shareholder-backed business
Effect of strengthening of mortality assumptions note a	(435)	(276)
Modelling of management actions note b	(167)	–
Strengthening of other assumptions note c	(62)	–
	(664)	(276)
Release of other margins:		
Projected benefit related note d	13	104
Investment related: note e		
Default margins	199	48
Asset management fees	60	–
	259	48
Expense related note c,f	–	68
Other notes c,g	–	90
Net charge to unallocated surplus	272	310
Net credit to shareholder result	(392)	34

Notes

a The mortality assumptions have been strengthened by increasing the minimum level of future improvement rate.

b Given the continuing strong financial position of the fund, the assumed management actions relating to with-profits business have been revised in order to better reflect the benefits to policyholders that can be supported by the fund.

c The effects of the strengthening of other assumptions for the WPSF of £62 million is net of a release of PAL's expense reserve of £11 million and other additional margins in PAL's liabilities of £40 million.

d The release of projected benefit related margins primarily relates to modelling improvements that have been made during 2007.

e The release of investment-related margins includes £48 million in respect of default margins for shareholder-backed business and £199 million for PAL. The resulting assumptions for expected defaults, after allowing for the release of margins, remain appropriate given economic conditions at 31 December 2007. In addition, for PAL, there is a release of £60 million in respect of asset management fees.

f A release of expense reserves has been made following recent expense reductions.

g This amount reflects the release of other additional margins in the liabilities that are no longer appropriate in light of the explicit strengthening of the mortality assumptions.

j Sensitivity of IFRS basis profit or loss and equity to market and other risks

The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business. Further details are described below.

i With-profits business

SAIF

Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business

For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholders' profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The main factors that influence the determination of bonus rates are the return on the investments of the fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. Mortality and other insurance risk are relatively minor factors.

Unallocated surplus represents the excess of assets over policyholder liabilities of the fund. As unallocated surplus of the WPSF is recorded as a liability, movements in its value do not affect shareholders' profits or equity.

The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus. The effects for 2008 and 2007 are demonstrated in note D5.

Financial statements D

201

Notes on the Group financial statements D: Life assurance businesses continued

D2: UK insurance operations continued

ii Shareholder-backed annuity business

Profits from shareholder-backed annuity business are most sensitive to:

• The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest; • actual versus expected default rates on assets held; • the difference between long-term rates of return on corporate bonds and risk-free rates; • the variance between actual and expected mortality experience; • the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and • changes in renewal expense levels.

A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £35 million (2007: £35 million). A decrease in credit default assumptions of five basis points would increase gross profits by

£71 million (2007: £72 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £15 million (2007: £13 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

iii Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company’s stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and mortality experience. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

iv Shareholder exposure to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting described in note D2(e) and (g), the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity business, liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same as detailed in note D2(g)(iii), with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate risk.

202 Prudential plc Annual Report 2008

In light of the recent market conditions, the Group has extended the range of the movements in interest rates that are reasonably possible to occur at 31 December 2008 in its interest rate sensitivity analysis. Consequently, in addition to the movement in interest rates of one per cent as applied at 31 December 2007, for 2008, the Group has also estimated the sensitivity to movement in interest rates of two per cent. The estimated sensitivity of the UK non-linked shareholder-backed business (principally pension annuities business) to a movement in interest rates of one per cent as at 31 December 2008 and 2007 and of a movement in interest rates of two per cent as at 31 December 2008 are as follows.

	2008 £m				2007 £m	
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 1%	An increase of 1%
Carrying value of debt securities and derivatives	4,362	1,983	(1,676)	(3,108)	1,930	(1,634)
Policyholder liabilities	(3,974)	(1,798)	1,503	2,773	(1,777)	1,467
Related deferred tax effects	(109)	(52)	48	94	(43)	47
Net sensitivity of profit after tax and shareholders' equity	279	133	(125)	(241)	110	(120)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Similar to the sensitivity analysis to interest rate movement above, the Group has also extended the range of reasonably possible movements in the value of equity securities and investment property at 31 December 2008. In addition to the movement of 10 per cent as applied at 31 December 2007, for 2008, the Group has also estimated the sensitivity to movements of 20 and 40 per cent. Excluding any second order effects on the measurement of the liabilities for future cash flow to the policyholder, a 10 per cent fall in their value at 31 December 2008 and 2007 and a 20 and 40 per cent fall in their value at 31 December 2008 would have given rise to the following effects on pre-tax profit, profit after tax, and shareholders' equity.

	2008 £m			2007 £m
	A decrease of 40%	A decrease of 20%	A decrease of 10%	A decrease of 10%
Pre-tax profit	(508)	(254)	(127)	(86)
Related deferred tax effects	142	71	35	24
Net sensitivity of profit after tax and shareholders' equity	(366)	(183)	(92)	(62)

A 10, 20 or 40 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's supplementary analysis of profits, be included within the short-term fluctuations in investment returns.

Financial statements
D

203

Notes on the Group financial statements
D: Life assurance businesses
continued

D2: UK insurance operations continued

k Duration of liabilities

With the exception of most unitised with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profit contract liabilities as noted in note D2(g) above include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

The tables below show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables below also show the maturity profile of the cash flows used for 2008 and 2007 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

	2008 £m								
	With-profits business			Annuity business (Insurance contracts)			Other		
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total
Policyholder liabilities	39,010	23,367	62,377	11,477	12,513	23,990	9,756	11,584	21,340
	2008 %								
Expected maturity:									
0 to 5 years	47	26	38	30	29	29	31	32	32
5 to 10 years	26	23	25	24	23	23	23	22	23
10 to 15 years	13	19	15	18	17	18	18	18	18
15 to 20 years	7	15	10	12	13	13	12	12	12
20 to 25 years	4	11	7	8	8	8	8	7	7
Over 25 years	3	6	5	8	10	9	8	9	8

	2007 £m								
	With-profits business			Annuity business (Insurance contracts)			Other		
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total
Policyholder liabilities	47,915	29,480	77,395	12,564	13,402	25,966	9,057	12,059	21,116
	2007 %								
Expected maturity:									
0 to 5 years	47	25	38	32	31	32	32	31	31
5 to 10 years	27	23	26	24	23	24	23	22	23
10 to 15 years	13	19	16	18	17	17	18	20	19
15 to 20 years	7	15	10	12	12	12	12	13	12
20 to 25 years	4	11	6	7	8	7	8	6	7
Over 25 years	2	7	4	7	9	8	7	8	8

Notes

i The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts.

ii Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

iii Investment contracts under Other comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

iv For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bond, an assumption is made as to likely duration based on prior experience.

v The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flow for investment contracts are shown in note G2.

204 Prudential plc Annual Report 2008

D3: US insurance operations

a Summary results and balance sheet

i Results and movements on shareholders' equity

	2008 £m	2007 £m
Operating profit based on longer-term investment returns	406	444
Short-term fluctuations in investment returns	(1,058)	(18)
(Loss) profit before shareholder tax	(652)	426
Tax	72	(126)
(Loss) profit for the year	(580)	300

	2008 £m	2007 £m
(Loss) profit for the year	(580)	300
Items recognised directly in equity:		
Exchange movements	785	(42)
Unrealised valuation movements on securities classified as available-for-sale:		
Unrealised holding losses arising during the year	(3,197)	(231)
Less losses included in the income statement	487	(13)
	(2,710)	(244)
Related change in amortisation of deferred income and acquisition costs	1,070	88
Related tax	569	54
Total items of income and expense recognised directly in equity	(286)	(144)
Total income and expense for the year	(866)	156
Transfers to Central companies	(126)	(122)
Net (decrease) increase in equity	(992)	34
Shareholders' equity at beginning of year	2,690	2,656
Shareholders' equity at end of year	**1,698**	**2,690**

Included within the movements in shareholders' equity is a net reduction in value of Jackson's debt securities classified as 'available-for-sale' under IAS 39 of £2,710 million (2007: £244 million). This reduction reflects the effects of widening of global credit spreads partially offset by the effect of reduced risk-free interest rates and a steepening yield curve. These temporary market movements do not reflect defaults or impairments.

With the exception of debt securities for US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For debt securities classified as 'available–for-sale', unless impaired, fair value movements are recorded as a movement in shareholder reserves direct to equity. Realised gains and losses, including impairments, are recorded in the income statement. In 2008, Jackson recorded £497 million (2007: £35 million) of impairment losses arising from:

	2008 £m	2007 £m
Residential mortgage-backed securities	167	–
Public fixed income	311	21
Other	19	14
	497	35

Financial statements
D

205

Notes on the Group financial statements
D: Life assurance businesses
continued

D3: US insurance operations continued

Further details on the impairment losses recognised in the year are shown in note B1. Jackson's portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investment in structured securities where market prices are depressed are subject to a rigorous review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments. Impairment charges are generally recorded on structured securities when the Company forecasts a contractual payment shortfall. The impairment loss reflects the difference between the fair value and book value.

A portion of the impairment losses arising in 2008 arose on residential mortgage-backed securities (RMBS). The impairment testing for RMBS was determined using a cash flow modelling approach designed to estimate future principal losses on underlying collateral mortgage loans supporting the investments in the structures. Principal loss estimates were based on the current delinquency/foreclosure statistics for the underlying pools. In aggregate, the more severe the current delinquency/foreclosure statistics for an underlying pool, the higher the principal losses projected. Projected underlying losses for each collateral pool are then run through a model of the bond structure to calculate the expected future cash flows of the bond. This cash flow simulation will indicate the extent of estimated future principal losses on securitisation tranches held by Jackson. In 2008, the collateral performance of these RMBS has deteriorated coupled with the deterioration of the market price of these securities.

Note D3(d) below shows fair value of certain structured debt securities of Jackson when the markets are not active due to market illiquidity.

In general, the debt securities of the Group's US insurance operations are purchased with the intention and the ability to hold them for the longer term. In 2008, there was a movement in the balance sheet value for debt securities classified as available-for-sale from a net unrealised loss of £136 million to a net unrealised loss of £2,897 million (2007: net unrealised gain of £110 million to a net unrealised loss of £136 million). During 2008, as a result of these factors, the gross unrealised gain in the balance sheet decreased from £303 million at 31 December 2007 to £281 million at 31 December 2008 while the gross unrealised loss increased from £439 million at 31 December 2007 to £3,178 million at 31 December 2008. Details of the securities in an unrealised loss position are shown in D3(d) below.

These features are included in the table shown below of the movements in the values of available-for-sale securities:

	2008 £m	Changes in unrealised appreciation[ii] £m	Foreign exchange translation £m	2007 £m
Assets fair valued at below book value				
Book value	20,600			10,730
Unrealised loss	(3,178)	(2,572)	(167)	(439)
Fair value (as included in balance sheet)	17,422			10,291
Assets fair valued at or above book value				
Book value	6,296			8,041
Unrealised gain	281	(138)	116	303
Fair value (as included in balance sheet)	6,577			8,344
Total				
Book value	26,896			18,771
Net unrealised (loss) gain	(2,897)	(2,710)	(51)	(136)
Fair value (as included in balance sheet)[i]	23,999			18,635
Reflected as part of movement in shareholders' equity				
Movement in unrealised appreciation	(2,710)			(244)
Exchange movements	(51)			(2)
	(2,761)			(246)

[i] Debt securities for US operations as included in the balance sheet of £24,249 million (2007: £19,002 million) comprise £23,999 million (2007: £18,635 million) in respect of securities classified as 'available-for-sale' and £250 million (2007: £367 million) for securities of consolidated investment funds classified as 'fair value through profit and loss'.
[ii] Translated at the closing rate of US$1.44: £1

Included within the movement in unrealised losses for the debt securities of Jackson of £2,572 million (2007: £183 million) as shown above was a value reduction of £134 million (2007: £55 million) relating to the sub-prime and Alt-A securities as referred to in section B6.

206 Prudential plc Annual Report 2008

ii Balance sheet

	Variable annuity separate account assets and liabilities note i £m	Fixed annuity, GIC and other business note i £m	US insurance operations 2008 Total £m	2007 Total £m
Assets				
Intangible assets attributable to shareholders:				
Deferred acquisition costs and other intangible assets	–	3,962	**3,962**	1,928
Total	–	3,962	**3,962**	1,928
Deferred tax assets	–	1,969	**1,969**	657
Other non-investment and non-cash assets	–	1,819	**1,819**	994
Investments of long-term business and other operations:				
Investment properties	–	13	**13**	8
Financial investments:				
Loans note ii	–	5,121	**5,121**	3,258
Equity securities and portfolio holdings in unit trusts	14,538	604	**15,142**	15,507
Debt securities D3d	–	24,249	**24,249**	19,002
Other investments note iii	–	1,256	**1,256**	762
Deposits	–	390	**390**	258
Total investments	14,538	31,633	**46,171**	38,795
Cash and cash equivalents	–	246	**246**	169
Total assets	**14,538**	**39,629**	**54,167**	**42,543**
Equity and liabilities				
Equity				
Shareholders' equity	–	1,698	**1,698**	2,690
Minority interests	–	–	**–**	1
Total equity	–	1,698	**1,698**	2,691
Liabilities				
Policyholder liabilities: note iv				
Insurance contract liabilities	14,538	27,938	**42,476**	32,926
Investment contract liabilities without discretionary participation features (GIC and annuity certain)	–	2,885	**2,885**	1,922
Total	14,538	30,823	**45,361**	34,848
Core structural borrowings of shareholder-financed operations	–	173	**173**	125
Operational borrowings attributable to shareholder-financed operations	–	511	**511**	591
Other non-insurance liabilities:				
Obligations under funding, securities lending and sale and repurchase agreements	–	3,321	**3,321**	2,721
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	–	88	**88**	65
Deferred tax liabilities	–	1,337	**1,337**	639
Other creditors	–	529	**529**	333
Provisions	–	23	**23**	19
Derivative liabilities	–	863	**863**	158
Other liabilities	–	263	**263**	353
Total	–	6,424	**6,424**	4,288
Total liabilities	14,538	37,931	**52,469**	39,852
Total equity and liabilities	**14,538**	**39,629**	**54,167**	**42,543**

Notes

i Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

ii Loans

The loans of Jackson of £5,121 million (2007: £3,258 million) comprise mortgage loans of £4,534 million (2007: £2,841 million) and policy loans of £587 million (2007: £417 million). All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel.

Jackson's mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans.

The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortised cost, less any impairment.

Financial statements D

207

Notes on the Group financial statements
D: Life assurance businesses
continued

D3: US insurance operations continued

Notes continued

iii Other investments comprise:

	2008 £m	2007 £m
Derivative assets note G3	675	390
Partnerships in investment pools and other	581	372
	1,256	762

Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interest in the PPM America Private Equity Fund and diversified investments in 157 (2007: 164) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

iv Summary policyholder liabilities (net of reinsurance) and reserves at 31 December 2008
The policyholder liabilities, net of reinsurers' share of £800 million (2007: £436 million), reflect balances in respect of the following:

	2008 £m	2007 £m
Policy reserves and liabilities on non-linked business:		
Reserves for future policyholder benefits and claims payable	2,518	916
Deposits on investment contracts (as defined under US GAAP)	24,962	16,784
Guaranteed investment contracts	2,543	1,685
Unit-linked (variable annuity) business	14,538	15,027
	44,561	34,412

In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totalled £3,233 million (2007: £2,607 million) and are included in 'other non-insurance liabilities' in the balance sheet above.

b Reconciliation of movement in investments

A reconciliation of the total investments of US insurance operations from the beginning of the year to the end of the year is as follows:

	Variable annuity separate account assets and liabilities £m	Fixed annuity, GIC and other business £m	US insurance operations Total £m
At 1 January 2007			
Total investments	11,367	24,762	36,129
Less: Derivative liabilities	–	(92)	(92)
Directly held investments, net of derivative liabilities	11,367	24,670	36,037
Net cash inflow (outflow) from operating activities	3,227	(615)	2,612
Realised gains (losses) in the year	–	(47)	(47)
Unrealised gains (losses) in the year	620	16	636
Foreign exchange translation differences	(187)	(414)	(601)
Movement in the year of directly held investments, net of derivative liabilities	3,660	(1,060)	2,600
At 31 December 2007/1 January 2008			
Total investments	15,027	23,768	38,795
Less: Derivative liabilities note G3	–	(158)	(158)
Directly held investments, net of derivative liabilities	15,027	23,610	38,637
Net cash inflow from operating activities	1,363	1,499	2,862
Realised gains (losses) in the year	–	(385)	(385)
Unrealised gains (losses) in the year	(5,924)	(2,901)	(8,825)
Foreign exchange translation differences	4,072	8,947	13,019
Movement in the year of directly held investments, net of derivative liabilities	(489)	7,160	6,671
At 31 December 2008			
Total investments	14,538	31,633	46,171
Less: Derivative liabilities note G3	–	(863)	(863)
Directly held investments, net of derivative liabilities	14,538	30,770	45,308

208 Prudential plc Annual Report 2008

c Reconciliation of movement in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	US insurance operations Total £m
At 1 January 2007	11,367	20,379	31,746
Premiums	3,970	2,382	6,352
Surrenders	(960)	(2,516)	(3,476)
Maturities/Deaths	(92)	(398)	(490)
Investment-related items and other movements	914	311	1,225
Foreign exchange translation differences	(172)	(337)	(509)
At 31 December 2007/1 January 2008	15,027	19,821	34,848
Premiums	2,637	4,091	6,728
Surrenders	(1,053)	(2,799)	(3,852)
Maturities/Deaths	(161)	(403)	(564)
Investment-related items and other movements	(6,288)	1,736	(4,552)
Foreign exchange translation differences	4,376	8,377	12,753
At 31 December 2008	14,538	30,823	45,361

The positive investment-related and other movement during 2008 within fixed annuity, GIC and other business principally represents interest credited to the policyholder account and increases in reserves for variable annuity guarantees. Variable annuity separate account liabilities are mainly impacted by market movements.

d Information on credit risks of debt securities

Summary	2008 £m Carrying value	2007 £m Carrying value
Corporate security and commercial loans:		
Publicly traded and SEC Rule 144A traded	13,198	10,345
Non-SEC Rule 144A traded	3,273	2,613
	16,471	12,958
Residential mortgage-backed securities	4,509	3,177
Commercial mortgage-backed securities	1,869	1,532
Other debt securities	1,400	1,335
Total debt securities	24,249	19,002

i Credit quality

For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognised statistical ratings organisations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, Jackson's investment adviser, PPM America, provides the designation for the purposes of disclosure below.

Financial statements
D

209

Notes on the Group financial statements
D: Life assurance businesses
continued

D3: US insurance operations continued

The following table shows the quality of publicly traded and SEC Rule 144A traded debt securities held by the US operations as at 31 December 2008 and 2007 by NAIC classifications:

	2008 Carrying value £m	2008 Carrying value % of total	2007 Carrying value £m	2007 Carrying value % of total
NAIC designation:				
1	5,380	41	4,338	42
2	6,849	52	5,194	50
3	690	5	542	5
4	200	1	231	2
5	75	1	40	1
6	4	–	–	–
	13,198	100	10,345	100

The following table shows the quality of the non-SEC Rule 144A traded private placement portfolio by NAIC classifications:

	2008 Carrying value £m	2008 Carrying value % of total	2007 Carrying value £m	2007 Carrying value % of total
NAIC designation:				
1	1,268	39	1,011	39
2	1,655	50	1,351	52
3	285	9	206	8
4	54	2	45	1
5	11	0	–	–
	3,273	100	2,613	100

The following table shows the quality of residential and commercial mortgage-backed securities:

	2008 Carrying value £m (unless otherwise stated)	2007 Carrying value £m (unless otherwise stated)
Residential mortgage-backed securities (included within debt securities)		
Total residential mortgage-backed securities	4,509	3,177
Residential mortgage-backed securities rated AAA or equivalent by a nationally recognised statistical ratings organisation (including Standard & Poor's, Moody's and Fitch):		
Amount	3,754	2,724
Percentage of total	83.3%	85.7%
Residential mortgage-backed securities rated NAIC 1:		
Amount	4,241	3,170
Percentage of total	94.1%	99.8%
Commercial mortgage-backed securities (included within debt securities)		
Total commercial mortgage-backed securities	1,869	1,532
Commercial mortgage-backed securities rated AAA or equivalent by a nationally recognised statistical ratings organisation (including Standard & Poor's, Moody's and Fitch):		
Amount	1,586	1,264
Percentage of total	84.9%	82.5%
Commercial mortgage-backed securities rated NAIC 1:		
Amount	1,815	1,462
Percentage of total	97.1%	95.4%

210 Prudential plc Annual Report 2008

Included within other debt securities of £1,400 million (2007: £1,335 million) in the summary shown above are £893 million (2007: £706 million) of asset-backed securities held directly by Jackson, of which £663 million (2007: £579 million) were NAIC designation 1 and £159 million (2007: £127 million) NAIC designation 2. In addition, other debt securities includes £257 million (2007: £316 million) in respect of securities held by the Piedmont trust entity and £250 million (2007: £313 million) from the consolidation of investment funds managed by PPM America.

In addition to the ratings disclosed above, the following table summarises by rating the debt securities held by US insurance operations as at 31 December 2008 using Standard and Poor's (S&P), Moody's and Fitch ratings:

	2008 £m Carrying value	2007 £m Carrying value
S&P – AAA	5,321	3,896
S&P – AA+ to AA-	853	1,187
S&P – A+ to A-	5,244	3,657
S&P – BBB+ to BBB-	7,077	5,415
S&P – Other	1,321	1,113
	19,816	15,268
Moody's – Aaa	458	549
Moody's – Aa1 to Aa3	100	118
Moody's – A1 to A3	111	47
Moody's – Baa1 to Baa3	100	79
Moody's – Other	95	78
	864	871
Fitch	464	380
Other	3,105	2,483
Total debt securities	24,249	19,002

In the table above, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

The amounts within Other which are not rated by S&P, Moody's or Fitch have the following NAIC classifications:

	2008 £m	2007 £m
NAIC 1	1,334	1,079
NAIC 2	1,650	1,311
NAIC 3-6	121	93
	3,105	2,483

ii Determining the fair value of debt securities when the markets are not active

Under IAS 39, unless categorised as 'held to maturity' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities are in inactive markets, IAS 39 requires that valuation techniques be applied. Included in debt securities are debt securities with a fair value of £24,246 million (2007: £18,996 million) which are not quoted on active markets and for which fair value is determined using internal valuation techniques, or is provided by brokers or pricing services, where the specific securities have been valued using valuation techniques by these third-party providers. Jackson selects the source of pricing and/or the valuation technique with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. Jackson performs quantitative and qualitative analysis of prices received from third-parties e.g. independent brokers or pricing services to consider whether these prices represent fair value, particularly when the markets are not active for the securities concerned.

Debt securities of US insurance operations valued using internally derived valuation techniques in 2008 include certain asset-backed securities which had previously been valued using prices provided by a pricing service or brokers in the context of active markets. The use of such pricing sources has historically generated reliable fair values for these assets. The current market dislocations have caused a reassessment of the valuation process for these asset-backed securities. In particular, beginning at the end of the third quarter of 2008, the external prices obtained for certain asset-backed securities were deemed to be inappropriate in the current market conditions.

Financial statements
D

211

Notes on the Group financial statements
D: Life assurance businesses
continued

D3: US insurance operations continued

For the valuations at 31 December 2008, Jackson has therefore utilised internal valuation models, provided by PPM America, to derive fair values of all non agency residential mortgage-backed securities and asset-backed securities and certain commercial mortgage-backed securities. The use of internal valuation models has resulted in a fair value of these securities that was higher than those provided from pricing services and brokers of £760 million on a total amortised cost of £3.5 billion.

See note G1 for further details on the fair value measurement using valuation techniques when the markets are not active.

iii Sub-prime, Alt-A and CDO funds exposures

Included within the debt securities of Jackson at 31 December 2008 are exposures to sub-prime and Alt-A mortgages and CDO funds as follows:

	2008 £m	2007 £m
	Carrying value	Carrying value
Sub-prime mortgages (91% S&P rated AAA, 3% AA (2007: 100% S&P rated AAA))	291	237
Alt-A mortgages (60% AAA, 15% AA (2007: 77% AAA, 17% AA))	646	660
	937	897
CDO funds*	320	260
	1,257	1,157

*Including Group's economic interest in Piedmont and other consolidated CDO portfolios.

Jackson defines its exposure to sub-prime mortgages as investments in residential mortgage-backed securities in which the underlying borrowers have a US Fair Isaac Credit Organisation (FICO) credit score of 659 or lower. With an average FICO score of 610-620, Jackson's sub-prime collateral could be categorised as 'near prime' with a score close to a prime score of 660.

iv Debt securities classified as available-for-sale in an unrealised loss position

Debt securities above are shown net of cumulative impairment losses on retained securities of £846 million (2007: £246 million).

The unrealised losses in the US insurance operations balance sheet on unimpaired securities are £(3,178) million (2007: £(439) million). This reflects assets with fair market value and book value of £17,422 million (2007: £10,291 million) and £20,600 million (2007: £10,730 million) respectively.

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value and by maturity of security at 31 December 2008:

	2008 £m		2007 £m	
Fair value of securities as a percentage of book value	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	8,757	(431)	9,370	(274)
Between 80% and 90%	4,581	(809)	784	(122)
Below 80%	4,084	(1,938)	137	(43)
	17,422	(3,178)	10,291	(439)

	2008 £m	2007 £m
By maturity of security	Unrealised loss	Unrealised loss
Less than 1 year	(21)	(1)
1 to 5 years	(537)	(54)
5 to 10 years	(1,236)	(164)
More than 10 years	(395)	(60)
Mortgage-backed securities	(989)	(160)
Total	(3,178)	(439)

As shown in the table above, £1,938 million of the £3,178 million of gross unrealised losses at 31 December 2008 related to securities whose fair value were below 80 per cent of the book value. The analysis of the £1,938 million, by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, are as follows:

212 Prudential plc Annual Report 2008

Category analysis	2008 £m Fair value	2008 £m Unrealised loss	2007 £m Fair value	2007 £m Unrealised loss
Residential mortgage-backed securities				
Prime	287	(115)	2	(1)
Alt-A	144	(127)	27	(10)
Sub-prime	48	(39)	–	–
	479	(281)	29	(11)
Commercial mortgage-backed securities	198	(86)	4	(1)
Other asset-backed securities	811	(375)	4	(1)
Total structured securities	1,488	(742)	37	(13)
Corporates	2,596	(1,196)	100	(30)
Total	4,084	(1,938)	137	(43)

Age analysis	2008 £m Fair value	2008 £m Unrealised loss	2007 £m Fair value	2007 £m Unrealised loss
Less than 3 months	3,118	(1,364)	137	(43)
3 months to 6 months	696	(403)	–	–
More than 6 months	270	(171)	–	–
	4,084	(1,938)	137	(43)

The following table shows the aged analysis for all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

Aged analysis of unrealised losses for the periods indicated	2008 £m Non-investment grade	2008 £m Investment grade	2008 £m Total	2007 £m Non-investment grade	2007 £m Investment grade	2007 £m Total
Less than 6 months	(108)	(362)	(470)	(9)	(58)	(67)
6 months to 1 year	(125)	(1,164)	(1,289)	(21)	(115)	(136)
1 year to 2 years	(154)	(622)	(776)	(2)	(21)	(23)
2 years to 3 years	(15)	(91)	(106)	(34)	(140)	(174)
3 years to 4 years	(56)	(418)	(474)	(1)	(8)	(9)
4 years to 5 years	(5)	(31)	(36)	–	(27)	(27)
5 years to 6 years	–	(27)	(27)	–	–	–
6 years to 7 years	–	–	–	(1)	(2)	(3)
	(463)	(2,715)	(3,178)	(68)	(371)	(439)

Included within the table above are amounts relating to sub-prime and Alt-A securities of:

Fair value of securities as a percentage of book value	2008 £m Fair value	2008 £m Unrealised loss	2007 £m Fair value	2007 £m Unrealised loss
Between 90% and 100%	479	(27)	572	(24)
Between 80% and 90%	120	(19)	132	(22)
Below 80%	192	(166)	28	(10)
	791	(212)	732	(56)

Sub-prime and Alt-A securities with unrealised losses of £91 million (2007: £37 million) in the balance sheet at 31 December 2008 have been in an unrealised loss position for less than one year with the remaining securities with unrealised losses of £121 million (2007: £19 million) being in an unrealised loss position for more than one year.

Financial statements D

213

Notes on the Group financial statements

D: Life assurance businesses continued

D3: US insurance operations continued

e Products and guarantees

Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

i Fixed annuities

Interest-sensitive annuities

At 31 December 2008, interest-sensitive fixed annuities accounted for 29 per cent (2007: 25 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The policyholder of an interest-sensitive fixed annuity pays Jackson a premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and in some cases administrative charges are deducted from the policyholder’s account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder’s account at that date.

The policy provides that at Jackson’s discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2007: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 83 per cent (2007: 80 per cent) of the fund at three per cent or less. The average guarantee rate is 3.1 per cent (2007: 3.1 per cent).

Approximately 34 per cent (2007: 30 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2008 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

Fixed indexed annuities accounted for eight per cent (2007: seven per cent) of Jackson’s policy and contract liabilities at

31 December 2008. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at three per cent.

Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

Immediate annuities

At 31 December 2008, immediate annuities accounted for two per cent (2007: two per cent) of Jackson’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson’s primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

ii Variable annuities

At 31 December 2008, VAs accounted for 39 per cent (2007: 45 per cent) of Jackson’s policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2008, approximately 18 per cent (2007: approximately nine per cent) of VA funds were in fixed accounts.

Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)) and guaranteed minimum accumulation benefit (GMAB). Jackson hedges these risks using equity options and futures contracts as described in note D3(f).

The GMIB is reinsured.

214 Prudential plc Annual Report 2008

iii Life insurance

Jackson’s life insurance products accounted for 10 per cent (2007: nine per cent) of Jackson’s policy and contract liabilities at

31 December 2008. The products offered include variable universal life insurance, term life insurance and interest-sensitive life insurance.

iv Institutional products

Jackson’s institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2008, institutional products accounted for 12 per cent of policy and contract liabilities (2007: 12 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days’ notice account for one per cent (2007: less than one per cent) of total policyholder reserves.

Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC Rule 144A). Through the funding agreements, Jackson agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

f Exposure to market risk and risk management

Jackson’s main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 90 per cent (2007: 90 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and 10 per cent (2007: 10 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Prudential is exposed primarily to the following risks in the US arising from fluctuations in interest rates:

• The risk of loss related to meeting guaranteed rates of accumulation following a sharp and sustained fall in interest rates; • the risk of loss related to policyholder withdrawals following a sharp and sustained increase in interest rates; and • the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Prudential is also exposed to the following risks in the US arising from equity market movements: statements Financial

• The risk of loss related to the incidence of benefits related to guarantees issued in conjunction with its VA contracts; • the risk of loss related to meeting contractual accumulation requirements in FIA contracts; and • the risk that the hedge programme is not effective in mitigation of periodic accounting risk.

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed indexed annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

Value movements on the derivatives are reported within the income statement. Under the Group’s accounting policies supplementary analysis of the profit before taxes attributable to shareholders is provided as shown in note B1. In preparing this analysis, value movements on Jackson’s derivative contracts, other than for certain equity-based product management activities, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns. Value movements on derivative instruments used for certain equity-based product management activities, based on a static long-term volatility assumption and, for embedded liabilities, average Corporate AA interest rates, are included within operating results based on longer-term investment returns, as the value movements broadly offset the economic impact

D of changed levels of benefit payments and reserves as equity markets fluctuate. Any differences in value movements on these derivatives between the static long-term volatility assumption and implied volatility or average Corporate AA interest rates and ending Corporate AA interest rates is reflected as a component of short-term fluctuations. The types of derivatives used by Jackson and their purpose are as follows:

Notes on the Group financial statements D: Life assurance businesses continued

D3: US insurance operations continued

• Interest rate swaps generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes; • put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates; • equity index futures contracts and equity index call and put options are used to hedge Jackson’s obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain VA guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes; • total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes; • cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations; • spread cap options are used as a macro-economic hedge against declining interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10-year constant maturity swap rates in excess of a specified spread; and • credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty in the event of their default in exchange for periodic payments made by Jackson for the life of the agreement.

Note D3(j) parts (iii) and (iv) show the sensitivities of Jackson’s results through its exposure to equity risk and interest rate risk.

g Process for setting assumptions and determining contract liabilities

Under the MSB of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the previously applied UK GAAP basis. Accordingly, and consistent with the basis explained in note A4, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP.

Under US GAAP, investment contracts (as defined for US GAAP purposes) are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for:

• Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (i.e. deferred income); • any amounts previously assessed against policyholders that are refundable on termination of the contract; and • any probable future loss on the contract (i.e. premium deficiency).

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for:

• Amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances; • amounts expected to be assessed for contract administration less costs incurred for contract administration;

• amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances; • amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and • other expected assessments and credits.

VA contracts written by Jackson may, as described above, provide for GMDB, GMIB, GMWB and GMAB features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2008, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2007: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortising the capitalised acquisition costs.

The direct GMIB liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments.

216 Prudential plc Annual Report 2008

The assumptions used for calculating the direct GMIB liability at 31 December 2008 and 2007 are consistent with those used for calculating the GMDB liability.

Jackson regularly evaluates estimates used and adjusts the additional GMDB and GMIB liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39 and is, therefore, recognised at fair value with the change in fair value included as a component of short-term derivative fluctuations.

Most GMWB features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value, with the change in fair value included in operating profit based on longer-term investment returns. Certain GMWB features guarantee payments over a lifetime and, therefore, include mortality risk. Provisions for these GMWB amounts are valued consistent with the GMDB valuation method discussed above.

For periods prior to 2008, the fair values of Jackson’s GMWB reserves and GMIB reinsurance were calculated based on actuarial and capital market assumptions related to projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behaviour such as lapses, fund selection, resets and withdrawal utilisation. Because of the dynamic and complex nature of these cash flows, best estimate assumptions and a stochastic process involving the generation of thousands of scenarios that assume risk neutral returns consistent with swap rates and incorporating implied volatility data and evaluations of historical volatilities for various indices were used. Estimating these cash flows involved numerous estimates and subjective judgements including those regarding expected market rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates, utilisation of the benefit by policyholders under varying conditions and policyholder lapsation.

At each valuation date, Jackson assumed expected returns based on risk-adjusted spot rates as represented by the LIBOR forward curve as of that date and market volatility as determined with reference to implied volatility and evaluations of historical volatilities for various indices. The risk-adjusted spot rates as represented by the LIBOR spot curve as of the valuation date were used to determine the present value of expected future cash flows produced in the stochastic process. As GMWB obligations are relatively new in the marketplace, actual policyholder behaviour experience is limited. As a result, estimates of future policyholder behaviour are subjective and based on internal and external data. As markets change, mature and evolve and actual policyholder behaviour emerges, management continually evaluates the appropriateness of its assumptions for this component of the fair value model.

Effective 1 January 2008, Jackson re-evaluated certain assumptions used in the calculation of the reserves related to GMWB and GMIB reinsurance. As a result, Jackson now bases its volatility assumptions solely on implied market volatility with no reference to historical volatility levels and explicitly incorporates Jackson’s own credit risk in place of the risk-adjusted rates referenced above. Volatility assumptions are now based on a weighting of available market data on implied volatility for durations up to 12 years, at which point the projected volatility is held constant. Non-performance risk is incorporated into the calculation through the use of interest rates sourced from a AA corporate credit curve. Other risk margins, particularly for market illiquidity and policyholder behaviour are also incorporated into the model through the use of explicitly conservative assumptions. On a Financial periodic basis, Jackson rationalises the resulting fair values based on comparisons to other models and market movements. statements With the exception of the GMDB, GMIB, GMWB and GMAB features of VA contracts, the financial guarantee features of Jackson’s contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP standards SFAS 60, ‘Accounting and Reporting by Insurance Enterprises’ using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by IFRS 4. In practice, there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts.

Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements recorded in other non-insurance liabilities.

h Reinsurance

The principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2008, the premiums for such ceded business amounted to £68 million (2007: £60 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £10 million and £49 million, respectively, during 2008 (2007: £10 million and £47 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2008 or 2007. The reinsurance asset for business ceded outside the Group was £800 million (2007: £436 million). D

Notes on the Group financial statements D: Life assurance businesses continued

D3: US insurance operations continued

i Assumptions used to measure insurance assets and liabilities

2008 a Measurement basis for embedded derivatives of variable annuity business

There were no changes of assumptions that had a material effect on the Jackson results. However, there has been a significant change of estimation technique for two aspects of the basis of measuring ‘embedded derivatives’ for Guaranteed Minimum Withdrawal Benefit (GMWB) features of Jackson’s variable annuity products and the reinsurance of the Guaranteed Minimum Income Benefit (GMIB). The two aspects are for the application of:

i Implied current equity volatility levels rather than historic long-term average levels, which had been applied previously, and

ii The reference basis for determining the discount rate to apply to future cash flows in the projection of the effect of the guarantees.

The change is to apply AA corporate bond rates based off appropriate Merrill Lynch indices, rather than LIBOR based swap rates that, in 2008, had become both anomalously low and distorted by comparison to US Treasury bond curve rates. In broad terms, corporate AA rates were approximately 400 basis points higher than the LIBOR based swap rates at the end of 2008. Similarly, at the beginning of 2008 corporate AA rates were approximately 100 basis points higher than the LIBOR based swap rate.

The effect of the change in respect of equity volatility is to increase the total loss for 2008 for Jackson by £126 million. The effect of the change for the reference basis for discounting is to reduce the total loss by £173 million.

b Deferred acquisition costs

Income statement – amortisation for variable annuity business

Under IFRS 4, the Group applies US GAAP to the insurance assets and liabilities of Jackson. Under the US GAAP standard FAS 97, acquisition costs for Jackson’s fixed and variable annuity business are deferred and then amortised in line with the expected emergence of margins. The amortisation profile is dependant on assumptions which, for variable annuity business, the key assumption is the expected level of equity market returns. For 2008 and recent previous years a rate of 8.4 per cent has been applied using, as is industry practice, a mean reversion methodology.

The mean reversion methodology is applied with the objective of adjusting the amortisation of deferred acquisition costs that would otherwise be highly volatile for the fact that the expected level of future gross profits fluctuates for altered variable annuity asset values arising from changes in equity market levels at the end of each reporting period.

The mean reversion methodology achieves this objective by dynamic adjustment to the level of expectations of short-term future investment returns. Under the methodology the projected returns for the next five years are, for the purposes of determining the amortisation profile, set so that normally combined with the actual returns for the current and preceding two years the average rate of return is 8.4 per cent. The mean reversion methodology does, however, include a cap of 15 per cent per annum on the project return for each of the next five years. For 2008 this capping effect applied to restrict the projected returns below the rate of approximately 20 per cent per annum level that would have otherwise applied. Projected returns after the next five years are set at 8.4 per cent.

In 2008, US equity market indices fell by some 38.5 per cent. If there had been no mean reversion methodology in place there would have been an increased amortisation charge of approximately £250 million.

However, as noted above, the mean reversion methodology allows for a substantial, but not complete, recovery of the lost fund value. As a result, DAC amortisation, reflected in the 2008 results after incorporating the mean reversion has instead increased by some £140 million, of which £40 million arises due to the capping feature.

Statement of changes in equity – ‘shadow DAC adjustments’

Consequent upon the negative unrealised valuation movement in 2008 of £(2,710) million (2007: £(244) million) there is a credit of £1,070 million (2007: £88 million) for altered ‘shadow’ amortisation booked within the statement of changes in equity. These adjustments reflect the changes to the pattern of reported gross profits that would have happened if the assets had been sold, crystallising the loss, and the proceeds reinvested at correspondingly higher current yields. In the event of further unrealised losses, this dynamic would be constrained under two circumstances. Firstly, the DAC asset would not be written up any further beyond the original deferral plus a provision for interest accrual on the asset. Secondly, and more generally, the write up of DAC would be constrained if not supported by expectations of future profitability.

2007

The operating profit based on longer-term investment returns of £444 million for US insurance operations for 2007 has been determined after taking account of several changes of assumptions during the year. Generally, assumptions were modified in 2007 to conform to more recent experience. These changes included revisions to the assumptions regarding mortality rates, resulting in an increase in operating profits of £14 million, and utilisation of free partial withdrawal options, resulting in a decrease to operating profits of £4 million. In addition, several smaller changes relating to lapse rates and other assumptions resulted in a decrease of £2 million in operating profits. Combined with other minor modifications, the resulting net impact of all changes during the year was an increase in pre-tax profits of £8 million.

218 Prudential plc Annual Report 2008

j Sensitivity of IFRS basis profit and equity to market and other risks

i Currency fluctuations

Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2008, the rates were US$1.85 (2007: US$2.00) and US$1.44 (2007: US$1.99) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates	
	2008 £m	2007 £m	2008 £m	2007 £m
(Loss) profit before tax attributable to shareholders*	**59**	(39)	**(72)**	48
(Loss) profit for the year	**51**	(29)	**(62)**	35
Shareholders' equity attributable to US insurance operations	**(158)**	(242)	**193**	296

*Sensitivity on (loss) profit before tax i.e. aggregate of the operating profit based on longer-term investment returns and short-term fluctuations, as discussed in note B1.

The opposite effect of a 10 per cent increase and decrease of exchange rates on (loss) profit for 2008 compared to 2007 is due to a loss before and after tax for 2008 compared to a profit before and after tax for 2007.

ii Other sensitivities

The principal determinants of variations in operating profit based on longer-term returns are:

- Growth in the size of assets under management covering the liabilities for the contracts in force;
- incidence of guarantees and the effectiveness of the related hedge programme; and
- spread returns for the difference between investment returns and rates credited to policyholders.

For the purpose of determining longer-term returns, adjustment is necessary for the normalisation of investment returns to remove the effects of short-term volatility in investment returns.

- Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations.

A detailed analysis of actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2008 and 2007 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims. The mean reversion methodology dampens the impact of equity market movements during a particular year, but does not fully eliminate the effects of movements in the equity markets.

In addition, the mean reversion methodology includes both a cap and a floor that determine the maximum impact that the methodology may have. Due to the significant market movements during 2008, Jackson exceeded the cap on future equity market returns, resulting in a higher level of DAC amortisation than would have been recognised had the cap not been met.

- Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Financial statements
D

219

Notes on the Group financial statements
D: Life assurance businesses
continued

D3: US insurance operations continued

iii Exposure to equity risk

As noted in note D3(f), Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is managed using a comprehensive equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase, Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of the market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly (see note D3(g) for further details on the valuation of the guarantees) and fees are recognised prospectively.

At 31 December 2008 based on the hedges in place at that time, it is estimated that an immediate decrease in the equity markets of 10 per cent would result in an accounting charge, net of related DAC amortisation, before tax of up to £20 million, excluding the impact on future separate account fees. After related deferred tax there would have been an estimated reduction in shareholders' equity at 31 December 2008 of up to £15 million. An immediate decrease in the equity markets of 20 and 40 per cent would result in an accounting charge, net of related DAC amortisation, before tax of up to £40 million and £90 million respectively, excluding the impact on future separate account fees. After related deferred tax there would have been an estimated reduction in shareholders' equity at 31 December 2008 of up to £30 million and £60 million respectively. Since the year-end we have implemented additional equity hedging to reduce the exposure to further falls in the level of the S&P index.

An immediate increase in the equity markets of the percentages above would result in an approximately equal and opposite estimated effect on profit and shareholders' equity. At 31 December 2007, it was estimated that an immediate decrease in the equity markets at 10 per cent would result in an accounting benefit, net of related DAC amortisation, before tax of up to £30 million, excluding the impact on future separate account fees. After related deferred tax, it was estimated that there would have been an increase in shareholders' equity of up to £20 million. The difference in the effects of a decrease in the equity markets at 31 December 2008 and 2007 was due to an increased number of GMDB and GMWB guarantees being 'in the money'. As a result of this changed position, the adverse effects from a decreasing equity market at 31 December 2008 more than offsets the benefits from the hedging instruments.

The actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

In addition, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

Jackson has extended the range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives at 31 December 2008. Consequently, in addition to the movement of 10 per cent as applied at 31 December 2007, for 2008, Jackson has also estimated the sensitivity to movements of 20 and 40 per cent. A 10 per cent fall in their value at 31 December 2008 and 2007 and a 20 and 40 per cent fall in their value at 31 December 2008 would have given rise to the following effects on pre-tax profit, net of related changes in amortisation of DAC, profit after tax and shareholders' equity.

	2008 £m			2007 £m
	A decrease of 40%	A decrease of 20%	A decrease of 10%	A decrease of 10%
Pre-tax profit, net of related changes in amortisation of DAC	(255)	(141)	(98)	(76)
Related deferred tax effects	89	49	34	26
Net sensitivity of profit after tax and shareholders' equity	(166)	(92)	(64)	(50)

iv Exposure to interest rate risk

Notwithstanding the market risk exposure described in note D3(f), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in notes D3(e) and D3(g). The GMWB features attaching to variable annuity business represents embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

220 Prudential plc Annual Report 2008

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within the statement of changes in equity. Similar to the sensitivity analysis to equity prices movement above, Jackson has extended the range of the movements in interest rates that are reasonably possible to occur at 31 December 2008 in its sensitivity analysis. In addition to the movement in interest rates of one per cent as applied at 31 December 2007, for 2008, Jackson has also estimated the sensitivity to movement in interest rates of two per cent. The estimated sensitivity of these items and policyholder liabilities to a one per cent decrease and increase in interest rates at 31 December 2008 and 2007 and to a two per cent decrease and increase in interest rates at 31 December 2008 is as follows:

	2008 £m				2007 £m	
	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase	A 1% decrease	A 1% increase
Profit and loss						
Direct effect						
Derivatives value change	(575)	(268)	283	639	(116)	163
Policyholder liabilities	(517)	(218)	182	350	(38)	29
Related effect on amortisation of DAC	498	215	(193)	(395)	52	(58)
Pre-tax profit effect						
Operating profit based on longer-term investment returns	(128)	(59)	64	146	(15)	11
Short-term fluctuations in investment returns	(466)	(212)	208	448	(87)	123
	(594)	(271)	272	594	(102)	134
Related effect on charge for deferred tax	206	94	(95)	(207)	36	(47)
Net profit effect	(388)	(177)	177	387	(66)	87
Statement of changes in equity						
Direct effect on carrying value of debt securities	2,476	1,238	(1,238)	(2,476)	848	(848)
Related effect on amortisation of DAC	(619)	(310)	310	619	(212)	212
Related effect on movement in deferred tax	(650)	(325)	325	650	(223)	223
Net effect	1,207	603	(603)	(1,207)	413	(413)
Total net effect on IFRS equity	819	426	(426)	(820)	347	(326)

k Duration of liabilities

The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows used for that purpose for 2008 and 2007 is as follows:

	2008 £m		2007 £m	
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity
Policyholder liabilities	30,823	14,538	19,821	15,027
	%	%	%	%
Expected maturity:				
0 to 5 years	49	46	51	48
5 to 10 years	26	28	26	30
10 to 15 years	11	14	11	13
15 to 20 years	6	7	5	6
20 to 25 years	3	3	3	2
Over 25 years	5	2	4	1

The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flows for investment contracts are shown in note G2.

Financial statements D

221

Notes on the Group financial statements
D: Life assurance businesses
continued

D4: Asian insurance operations

a Summary balance sheet

	With-profits business note i £m	Unit-linked assets and liabilities £m	Other £m	Asian insurance operations 2008 Total £m	Asian insurance operations 2007 Total £m
Assets					
Intangible assets attributable to shareholders:					
Goodwill	–	–	111	**111**	111
Deferred acquisition costs and other intangible assets	–	–	1,247	**1,247**	745
Total	–	–	1,358	**1,358**	856
Intangible assets attributable to with-profit funds:					
Deferred acquisition costs and other intangible assets	113	–	–	**113**	–
Deferred tax assets	–	–	101	**101**	73
Other non-investment and non-cash assets	225	136	1,055	**1,416**	689
Investments of long-term business and other operations:					
Investment properties	–	–	20	**20**	14
Financial investments:					
Loans note ii	809	113	783	**1,705**	1,087
Equity securities and portfolio holdings in unit trusts	2,800	4,846	431	**8,077**	9,804
Debt securities note d	5,201	1,889	4,023	**11,113**	6,920
Other investments	11	68	65	**144**	42
Deposits	45	414	291	**750**	377
Total investments	8,866	7,330	5,613	**21,809**	18,244
Cash and cash equivalents	646	169	686	**1,501**	679
Total assets	**9,850**	**7,635**	**8,813**	**26,298**	**20,541**

222 Prudential plc Annual Report 2008

	With-profits business note i £m	Unit-linked assets and liabilities £m	Other £m	Asian insurance operations 2008 Total £m	Asian insurance operations 2007 Total £m
Equity and liabilities					
Equity					
Shareholders' equity	–	–	2,167	**2,167**	1,369
Minority interests	–	–	7	**7**	7
Total equity	–	–	2,174	**2,174**	1,376
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds:					
Insurance contract liabilities	7,823	7,220	5,755	**20,798**	16,912
Investment contract liabilities with discretionary participation features	79	–	–	**79**	84
Investment contract liabilities without discretionary participation features	32	–	–	**32**	37
Unallocated surplus of with-profits funds	160	–	–	**160**	146
Total	8,094	7,220	5,755	**21,069**	17,179
Other non-insurance liabilities:					
Operational borrowings attributable to shareholders-financed operations	–	–	130	**130**	–
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	832	322	–	**1,154**	506
Current tax liabilities	4	–	72	**76**	24
Deferred tax liabilities	239	–	202	**441**	362
Accruals and deferred income	–	–	130	**130**	111
Other creditors	556	–	240	**796**	627
Provisions	9	–	28	**37**	33
Derivative liabilities	30	–	2	**32**	2
Other liabilities	86	93	80	**259**	321
Total	1,756	415	754	**2,925**	1,986
Total liabilities	9,850	7,635	6,639	**24,124**	19,165
Total equity and liabilities	**9,850**	**7,635**	**8,813**	**26,298**	**20,541**

Notes

i The balance sheet for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'other business'.

ii The loans of the Group's Asian insurance operations of £1,705 million (2007: £1,087 million) comprise mortgage loans of £238 million (2007: £132 million), policy loans of £675 million (2007: £430 million) and other loans of £792 million (2007: £525 million). The mortgage and policy loans are secured by properties and life insurance policies respectively. The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

Financial statements D

223

Notes on the Group financial statements
D: Life assurance businesses
continued

D4: Asian insurance operations continued

Summary policyholder liabilities (net of reinsurance) and unallocated surplus

The policyholder liabilities (net of reinsurance of £24 million (2007: £12 million)) and unallocated surplus shown in the table above reflect the following balances:

	2008 £m	2007 £m
With-profits business	7,934	6,397
Unallocated surplus of Asian with-profits operations	160	146
Unit-linked business	7,220	6,971
Other business	5,731	3,653
	21,045	17,167

At 31 December 2008, the policyholder liabilities (net of reinsurance) and unallocated surplus for Asian operations of £21.0 billion (2007: £17.2 billion) comprised the following:

	2008 £m	2007 £m
Singapore	5,426	5,462
Hong Kong	5,100	3,901
Taiwan	4,024	2,781
Malaysia	1,587	1,201
Japan	1,100	695
Other countries	3,808	3,127
Total Asian operations	21,045	17,167

b Reconciliation of movement in investments

A reconciliation of the total investments of Asian insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked assets and liabilities £m	Other £m	Asian insurance operations Total £m
At 1 January 2007				
Total investments	5,945	4,066	3,714	13,725
Less: Investments held by consolidated investment funds	(242)	0	(305)	(547)
Less: Derivative liabilities	0	0	(4)	(4)
Directly held investments, net of derivative liabilities	5,703	4,066	3,405	13,174
Net cash inflow from operating activities	858	1,965	(92)	2,731
Realised gains (losses) in the year	783	327	374	1,484
Unrealised gains (losses) in the year	(255)	286	(159)	(128)
Foreign exchange translation differences	111	146	41	298
Movement in the year of directly held investments, net of derivative liabilities	1,497	2,724	164	4,385
At 31 December 2007/1 January 2008				
Total investments	7,418	6,790	4,036	18,244
Less: Investments held by consolidated investment funds	(218)	0	(465)	(683)
Less: Derivative liabilities note G3	0	0	(2)	(2)
Directly held investments, net of derivative liabilities	7,200	6,790	3,569	17,559
Net cash inflow from operating activities	342	1,786	468	2,596
Realised gains (losses) in the year	(236)	(99)	62	(273)
Unrealised gains (losses) in the year	(1,362)	(2,685)	(152)	(4,199)
Foreign exchange translation differences	2,217	1,385	1,391	4,993
Movement in the year of directly held investments, net of derivative liabilities	961	387	1,769	3,117
At 31 December 2008				
Total investments	8,866	7,330	5,613	21,809
Less: Investments held by consolidated investment funds	(705)	(153)	(243)	(1,101)
Less: Derivative liabilities note G3	–	–	(32)	(32)
Directly held investments, net of derivative liabilities	8,161	7,177	5,338	20,676

224 Prudential plc Annual Report 2008

c Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asian insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked assets and liabilities £m	Other £m	Asian insurance operations Total £m
At 1 January 2007	5,500	4,134	3,255	12,889
Premiums	860	2,457	641	3,958
Surrenders	(146)	(689)	(197)	(1,032)
Maturities/Deaths	(183)	(52)	(160)	(395)
Shareholders transfer post tax	(21)	–	–	(21)
Investment-related items and other movements	441	914	103	1,458
Foreign exchange translation differences	96	207	19	322
At 31 December 2007/1 January 2008	6,547	6,971	3,661	17,179
Premiums	1,038	2,261	863	4,162
Surrenders	(354)	(614)	(223)	(1,191)
Maturities/Deaths	(181)	(14)	(159)	(354)
Shareholders' transfers post tax	(23)	–	–	(23)
Investment-related items and other movements	(1,320)	(3,158)	185	(4,293)
Foreign exchange translation differences	2,387	1,774	1,428	5,589
At 31 December 2008	8,094	7,220	5,755	21,069

The positive investment related items and other movements seen within Other during 2008 are principally driven from unwinding the discounted liabilities using the valuation interest rate. Variable annuity separate account liabilities are mainly impacted by market movements.

d Information on credit risks of debt securities

The following table summarises the credit quality of the debt securities of the Asian insurance operations as at 31 December 2008 by rating agency rating:

	2008 £m				2007 £m
	With-profits business	Unit-linked business	Other business	Total	Total
S&P – AAA	2,085	341	206	2,632	2,284
S&P – AA+ to AA-	997	303	2,446	3,746	1,994
S&P – A+ to A-	640	96	72	808	675
S&P – BBB+ to BBB-	198	184	520	902	193
S&P – Other	77	63	113	253	149
	3,997	987	3,357	8,341	5,295
Moody's – Aaa	382	54	58	494	201
Moody's – Aa1 to Aa3	77	20	11	108	45
Moody's – A1 to A3	80	287	31	398	28
Moody's – Baa1 to Baa3	50	6	4	60	19
Moody's – Other	8	39	3	50	58
	597	406	107	1,110	351
Fitch	7	30	4	41	1
Other	600	466	555	1,621	1,273
Total debt securities	5,201	1,889	4,023	11,113	6,920

The increase in holdings of debt securities for Asian operations was principally due to exchange rate movements, a rise in the number of unit trusts and similar funds requiring consolidation, and portfolio change for equities to bonds.

Financial statements
D

225

Notes on the Group financial statements D: Life assurance businesses continued

D4: Asian insurance operations continued

Of the £555 million (2007: £598 million) debt securities for other business which are not rated in the table above, £231 million (2007: £317 million) are in respect of government bonds, £221 million (2007: £83 million) corporate bonds rated as investment grade by local external ratings agencies, and nil (2007: £71 million) structured deposits issued by banks which are themselves rated but where the specific deposits have not been.

e Products and guarantees

The life insurance products offered by the Group’s Asian operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asian operations also offer health, disability, critical illness and accident coverage to supplement its core life products.

The terms and conditions of the contracts written by the Asian operations and, in particular, the products’ options and guarantees, vary from territory to territory depending upon local market circumstances.

In general terms, the Asian participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asian operations’ non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Accident and Health (A&H) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life policies but can be sold separately.

Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(e) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Investment-linked products have the lowest level of guarantee if indeed they have any.

Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value and interest rate guarantees, policy renewability, and convertibility options.

The risks on death coverage through premium rate guarantees are low due to appropriate product pricing.

Cash value and interest rate guarantees are of three types:

• Maturity values

Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products.

• Surrender values

Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested. Market value adjustments and surrender penalties are used where the law permits such adjustments in cash values.

• Interest rate guarantees

It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates.

The most significant book of non-participating business in the Asian operations is Taiwan’s whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception which are set by reference to minimum terms established by local regulation also at the time of inception. These rates do not vary subsequently with market conditions.

Under these contracts, the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis. The main variable that determines the amounts payable under the contracts is the duration of the contracts, which is determined by death or surrender. The sensitivity of the IFRS result for these contracts is shown in note (j) below.

Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The Korean business has non-linked liabilities and linked liabilities at 31 December 2008 of £312 million and £742 million respectively (2007: £261 million and £728 million respectively). The business is much less sensitive to returns than Taiwan with a higher proportion of linked and health business.

226 Prudential plc Annual Report 2008

The other area of note in respect of guarantees is the Japanese business where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

The method for determining liabilities of insurance contracts for UK GAAP, and hence IFRS, purposes for some Asian operations is based on US GAAP principles and this method applies to contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are sufficient.

On the US GAAP basis the calculations are deterministic, that is to say based on a single set of projections, and expected long-term rates of return are applied.

f Exposure to market risk

The Asian operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. With the principal exception of Taiwan’s whole of life policy book, as described in note (j) below, the exposure to market risk of the Group arising from its Asian operations is at modest levels. This arises from the fact that the Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

g Process for setting assumptions and determining liabilities

The future policyholder benefit provisions for Asian businesses in the Group’s IFRS accounts and previously under the MSB, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asian operations, this basis is applied in Taiwan, Japan and Vietnam. The future policyholder benefit provisions for non-linked business are determined under FAS 60 using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

For the traditional business in Taiwan, the economic scenarios used to calculate the IFRS results reflect the assumption of a phased progression of bond yields from current rates to long-term expected rates. The projections assume that the current bond yields of around 1.4 per cent (2007: 2.5 per cent) trend towards 5.5 per cent (2007: 5.5 per cent) at 31 December 2018 (2007: 2013).

h Reinsurance

The Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. Financial During 2008, reinsurance premiums for externally ceded business were £76 million (2007: £52 million) and the reinsurance statements assets were £24 million (2007: £12 million) in aggregate.

i Effect of changes in bases and assumptions used to measure insurance assets and liabilities a Changes in key assumptions

For 2008, the result for Asian operations was reduced by the effect of a number of individually small assumptions changes of, in aggregate, £21 million. There were no changes of assumptions that had a material impact on the 2007 results for Asian operations.

For the Taiwanese life operation the profits attaching to legacy interest rate guaranteed products are particularly affected by the rates of return earned, and estimated to be earned on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis previously applied under UK GAAP. Under this basis, the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inceptions, and a deferred acquisition cost is held in the balance sheet.

The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvestment income. The assumed earned rates are used to discount the future cash flows. For 2008 the projection assumes that the current bond yields at 31 December 2008 of 1.4 per cent trend towards 5.5 per cent at 31 December 2018. This compares to the 2007 results for which the projections assume the current bond yields of around 2.5 per cent trend towards 5.5 per cent at 31 December 2013. Under the liability adequacy testing applied for IFRS the change of progression period had no effect on the carrying value of the deferred acquisition costs or liability to policyholders.

The liability adequacy test is more sensitive to changes in the expected long-term rate, further delays in the assumed progression period, or a combination thereof. However, as explained in note I10, on 20 February 2009 the Company announced the intended sale of the legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan.

D

Notes on the Group financial statements
D: Life assurance businesses
continued

D4: Asian insurance operations continued

b Deferral and amortisation of acquisition costs

Under IFRS, the basis of accounting for insurance assets and liabilities reflects 'grandfathered' GAAP under the Modified Statutory Basis. In general, this requires the deferral and amortisation of acquisition costs in line with the emergence of margins. In 2008, the basis of deferral and amortisation has been adjusted for a number of territories to better reflect the MSB requirement as follows:

For the India life operation, reflecting the initial development stage of the business, acquisition costs had previously not been deferred. In 2008, £19 million of deferred acquisition costs, net of amortisation in the year, has been established.

For the Korea life business, the deferral of acquisition costs had previously followed the local regulatory basis as being an appropriate proxy for the MSB basis. The regulatory basis is subject to constraints in respect of assumptions for expense loadings, the amortisation period, and the DAC balance not being higher than the cash surrender value. This basis is no longer appropriate and on adjusting the basis £9 million of DAC has been established that reflects a revised estimate of the 1 January 2008 balance and a charge of £26 million for current year acquisition costs (net of amortisation) for applying the more appropriate basis.

For Singapore, refinements have been made with a £21 million benefit (of which £7 million relates to the 1 January 2008 position) where the local risk based capital approach does not provide an appropriate basis of implicit allowance for acquisition costs for certain products.

In Hong Kong, adjustments have been made with a net overall effect of £10 million.

j Sensitivity of IFRS basis profit and equity to market and other risks

Currency translation

Consistent with the Group's accounting policies, the profits of the Asian operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2008, the rates for the most significant operations are given in note B4.

A 10 per cent increase or decrease in these rates and those of other Asian operations would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates	
	2008 £m	2007 £m	2008 £m	2007 £m
Profit before tax attributable to shareholders*	(14)	(16)	18	20
Profit for the year	(6)	(10)	8	13
Shareholders' equity, excluding goodwill, attributable to Asian operations	(202)	(124)	246	151

*Sensitivity on profit before tax i.e. aggregate of the operating profit based on longer-term investment returns, short-term fluctuations in investment returns, and actuarial gains and losses on defined benefit pension schemes, as discussed in note B1.

Other risks

i With-profits business

Similar principles to those explained for UK with-profits business apply to profit emergence for the Asian with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

ii Unit-linked business

As for the UK insurance operations, the profits and shareholders' equity related to the Asian operations is primarily driven by charges related to invested funds. For the Asian operations, substantially all of the contracts are classified as insurance contracts under IFRS 4, i.e. containing significant insurance risk. The sensitivity of profits and equity to changes in insurance risk is minor and, to interest rate risk, not material.

iii Other business

Taiwan whole of life business – interest rate risk on deferred acquisition costs and policyholders' liabilities

The principal other business of Asian operations which is most sensitive to interest rates is the traditional whole of life business written in Taiwan.

The in-force business of the Taiwan life operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around 1.4 per cent. The current low level of bond rates in Taiwan gives rise to a negative spread for the majority of these policies. The current cash cost of funding in-force negative spread in Taiwan is around £50 million a year.

228 Prudential plc Annual Report 2008

The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis, the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions and rates assumed to be earned in the trending period. For 2008 and 2007, it has been projected that rates of return for Taiwanese bond yields will trend from the current levels of some 1.4 per cent (2.5 per cent) to 5.5 per cent by 31 December 2018 (2007: 5.5 per cent by 2013).

The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests and currently assumed future rates of return, if interest rates were to remain at current levels in 2009 and 2010 and the target date for attainment of the long-term bond yield deferred to 31 December 2020, the premium reserve, net of deferred acquisition costs, would be sufficient. If interest rates were to remain at current levels beyond the end of 2009 with the date of the attainment of the long-term rate further delayed, the margin within the net GAAP reserve will reduce further.

However, the need to write off deferred acquisition costs or increase the liabilities, and by how much, would be affected by the impact of new business written between 31 December 2008 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

The adequacy of the liability is also sensitive to the level of the projected long-term rate on bonds. The current long-term assumption of 5.5 per cent has been determined on a best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected.

At 31 December 2008, if the assumed long-term bond yield applied had been reduced by both 0.5 and 1.0 per cent from 5.5 per cent to 4.5 per cent and continued to apply the same progression period to 31 December 2018, by assuming bond yields increase from current levels in equal annual instalments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been sufficient. An additional 0.5 per cent reduction in the assumed long-term rate from 4.5 per cent to 4.0 per cent would lead to a charge of some £150 million.

The adequacy of the Taiwan insurance contract liabilities is also sensitive to movements in short-term movements in market interest rates. This is because a reduction in the current interest rates would alter the progression rate to the long-term rate and the assumed timing of attainment of the rate may be insufficient and they would have been deferred. Based on the in-force business at 31 December 2008, a delay of one to two years in the attainment of the long-term rate of 5.5 per cent would not give rise to an additional charge. Based on the in-force business at 31 December 2008, a delay of three to four years in the attainment of the long-term rate of 5.5 per cent would not give rise to a significant charge. A delay of five years would give rise to a charge of some £60 million. Financial For the Korean and Japanese life business exposures described in note (e) above, the results are comparatively unaffected by statements changes of assumption.

Interest rate risk for other business excluding Taiwan

In addition to the sensitivity of the Taiwan results to the impact of current period and longer-term interest rates on liability adequacy tests, as described above, the other business and solvency capital of Asian operations are also sensitive to the vagaries of routine movements in interest rates.

Asian operations offer a range of insurance and investment products, predominantly with-profits and non-participating term, whole life endowment and unit linked.

Excluding with-profit and unit-linked business along with Taiwan, which is detailed above, 71 per cent (2007: 72 per cent) of the bond portfolio for other business of Asian operations at 31 December 2008 was held in Japan, Singapore and Vietnam with corporate bond rates varying from territory to territory and ranging from 1.17 per cent to 10.18 per cent at 31 December 2008 (1.5 per cent to 9.1 per cent at 31 December 2007)

for these three countries. An analysis of movements in bond rates during previous periods and its impact on IFRS basis profit or loss and shareholders’ equity has been undertaken, with reasonably possible movements for these countries being considered to be 0.5 per cent for Japan, 1.0 per cent for Singapore and 1.5 per cent for Vietnam.

D

Notes on the Group financial statements
D: Life assurance businesses
continued

D4: Asian insurance operations continued

Based on these movements, plus indicative changes for bonds held in other Asian operations within the region, the impact on IFRS basis profit or loss and shareholders' equity from a reasonably possible change in interest rates for Asian operations excluding Taiwan at 31 December 2008 has been assessed, with rate movements ranging from 0.5 per cent to 1.5 per cent (2007: 0.25 per cent to 1.0 per cent) dependent on country. Looking at the region in aggregate and noting that interest rates are unlikely to move consistently by the same degree from period to period, the range of movements considered to be reasonably possible would result in a change in IFRS profit or loss of plus or minus £56 million (2007: £30 million). These amounts, if they arose, would be recorded within the category short-term fluctuations in investment returns in the Group's supplementary analysis of profit before tax. After adjusting for deferred tax the reasonably possible effect on shareholders' equity is plus or minus £45 million (2007: £22 million).

Equity price risk

The principal holders of equity securities are the Taiwan, Singapore and Vietnam businesses. For the Taiwan and Singapore operations market changes have a direct effect on profit and loss with no matching effect on the carrying value of policyholder liabilities. This is also true for the Vietnam business. However, to the extent that equity investment appreciation is realised through sales of securities then policyholders' liabilities are adjusted to the extent that policyholders' participate.

In light of the recent market conditions, the Group has extended the range of reasonably possible movements in the value of equity prices at 31 December 2008. Consequently, in addition to the movement of 10 per cent as applied at 31 December 2007, for 2008, the Group has also estimated the sensitivity to movements of 20 and 40 per cent. The estimated sensitivity to a 10 per cent change in equity prices for shareholder-backed Asian other business, which would be reflected in the short-term fluctuation component of the Group's supplementary analysis of profit before tax, at 31 December 2008 and 2007 and to a 20 and 40 per cent change in equity prices at 31 December 2008 would be as follows:

	2008 £m			2007 £m
	A decrease of 40%	A decrease of 20%	A decrease of 10%	A decrease of 10%
Pre-tax	(176)	(88)	(44)	(73)
Related deferred tax (where applicable)	5	3	1	5
Net effect on profit and equity	(171)	(85)	(43)	(68)

A 10, 20 or 40 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The low tax rate effect relates to the availability of losses in some of the territories.

k Duration of liabilities

The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows, taking account of expected future premiums and investment returns, is as follows:

	2008 £m	2007 £m
Policyholder liabilities	20,909	17,033
	%	%
Expected maturity:		
0 to 5 years	23	22
5 to 10 years	21	22
10 to 15 years	15	16
15 to 20 years	13	13
20 to 25 years	10	9
Over 25 years	18	18

230 Prudential plc Annual Report 2008

D5: Capital position statement for life assurance businesses a Summary statement

The Group's estimated capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. Available capital for each fund or group of companies is determined by reference to local regulation at 31 December 2008 and 2007.

31 December 2008	SAIF	WPSF [note i]	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds [note ii]	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	2008 £m									
Group shareholders' equity										
Held outside long-term funds:										
Net assets				735	1,698	2,056	4,489	147	(1,839)	2,797
Goodwill	–	–	–	–	–	111	111	1,153	77	1,341
Total				735	1,698	2,167	4,600	1,300	(1,762)	4,138
Held in long-term funds [note iii]				920	–	–	920	–		920
Total Group shareholders' equity	–	–	–	1,655	1,698	2,167	5,520	1,300	(1,762)	5,058
Adjustments to regulatory basis										
Unallocated surplus of with-profits funds [note v]		8,254	8,254	–	–	160	8,414			
Shareholders' share of realistic liabilities		(2,028)	(2,028)		–	–	(2,028)			
Deferred acquisition costs of non-participating business not recognised for regulatory reporting purposes	(3)	(10)	(13)	(128)	(3,962)	(876)	(4,979)			
Jackson surplus notes [note iv]	–	–	–	–	173	–	173			
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jackson [note ix]					4,819		4,819			
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposes [note vii]		(147)	(147)	–	–		(147)			
Valuation difference on PAL between IFRS basis and regulatory basis		(1,350)	(1,350)	–	–		(1,350)			
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) [note v]	3	643	646	(474)	30	(41)	161			
Total adjustments	–	5,362	5,362	(602)	1,060	(757)	5,063			
Total available capital resources of life assurance businesses on local regulatory bases	–	5,362	5,362	1,053	2,758	1,410	10,583			

Financial statements
D

231

Notes on the Group financial statements
D: Life assurance businesses
continued

D5: Capital position statement for life assurance businesses continued

31 December 2008	2008 £m SAIF	WPSF note i	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note ii	Jackson	Asian life assurance subsidiaries	Total life assurance operations
Policyholder liabilities							
With-profits liabilities of UK regulated with-profits funds:							
Insurance contracts	9,260	26,466	35,726	–		4,416	40,142
Investment contracts (with discretionary participating features)	494	22,873	23,367	–		79	23,446
Total	9,754	49,339	59,093	–		4,495	63,588
Other liabilities:							
Insurance contracts:							
With-profits liabilities of non-UK regulated funds						3,407	3,407
Unit-linked, including variable annuity	–	1,872	1,872	6,041	14,538	7,220	29,671
Other life assurance business	264	12,625	12,889	16,228	27,938	5,755	62,810
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) note vi	–	–	–	11,584	2,885	32	14,501
Total	264	14,497	14,761	33,853	45,361	16,414	110,389
Total policyholder liabilities shown in the consolidated balance sheet	10,018	63,836	73,854	33,853	45,361	20,909	173,977

232 Prudential plc Annual Report 2008

31 December 2007	2007 £m SAIF	WPSF note i	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note ii	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
Group shareholders' equity										
Held outside long-term funds:										
Net assets	–	–	–	550	2,690	1,258	4,498	271	(862)	3,907
Goodwill	–	–	–	–	–	111	111	1,153	77	1,341
Total	–	–	–	550	2,690	1,369	4,609	1,424	(785)	5,248
Held in long-term funds note iii	–	–	–	814	–	–	814	–	–	814
Total Group shareholders' equity	–	–	–	1,364	2,690	1,369	5,423	1,424	(785)	6,062
Adjustments to regulatory basis										
Unallocated surplus of with-profits funds note v	–	13,813	13,813	–	–	146	13,959			
Shareholders' share of realistic liabilities	–	(4,178)	(4,178)	–	–	–	(4,178)			
Deferred acquisition costs of non-participating business and goodwill not recognised for regulatory reporting purposes	(4)	(15)	(19)	(143)	(1,928)	(790)	(2,880)			
Jackson surplus notes note iv	–	–	–	–	125	–	125			
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposes note vii	–	(138)	(138)	–	–	–	(138)			
Valuation difference on PAL between IFRS basis and regulatory basis	–	(1,117)	(1,117)	–	–	–	(1,117)			
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) note v	4	355	359	(239)	1,364	149	1,633			
Total adjustments	–	8,720	8,720	(382)	(439)	(495)	7,404			
Total available capital resources of life assurance businesses on local regulatory bases	–	8,720	8,720	982	2,251	874	12,827			

Financial statements

D

233

Notes on the Group financial statements
D: Life assurance businesses
continued

D5: Capital position statement for life assurance businesses continued

31 December 2007	SAIF	WPSF note i	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note ii	Jackson	Asian life assurance subsidiaries	Total life assurance operations
	2007 £m						
Policyholder liabilities							
With-profits liabilities of UK regulated with-profits funds:							
Insurance contracts	12,672	34,029	46,701	–	–	3,307	50,008
Investment contracts (with discretionary participating features)	693	28,773	29,466	–	–	84	29,550
Total	13,365	62,802	76,167	–	–	3,391	79,558
Other liabilities:							
Insurance contracts:							
With-profits liabilities of non-UK regulated funds						2,973	2,973
Unit-linked, including variable annuity		2,029	2,029	8,338	15,027	6,971	32,365
Other life assurance business	255	11,494	11,749	14,121	17,899	3,661	47,430
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) note vi		14	14	12,059	1,922	37	14,032
Total	255	13,537	13,792	34,518	34,848	13,642	96,800
Total policyholder liabilities shown in the consolidated balance sheet	13,620	76,339	89,959	34,518	34,848	17,033	176,358

Notes

i WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asian life assurance subsidiaries.

ii Excluding PAC shareholders' equity that are included in 'parent company and shareholders' equity of other subsidiaries and funds'.

iii The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained with segregated assets and liabilities.

iv For regulatory purposes the Jackson surplus notes are accounted for as capital.

v Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to the differences between IFRS and regulatory basis as shown in the table above and other methodology differences.

vi Insurance business accounted for as financial instruments under IAS 39.

vii In determining the IAS 19 adjustment for the purposes of this table the deficit in the Group's main pension scheme used for the calculation includes amounts for investments in Prudential insurance policies (see note I1).

viii Asia 2007 comparative adjustments reflect adjustments for intra-group balances that are recognised on a local regulatory basis.

ix The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also for the valuation difference on annuity reserves.

234 Prudential plc Annual Report 2008

b Basis of preparation, capital requirements and management

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group’s major operations are shown below.

i UK insurance operations

The FSA rules which govern the Prudential regulation of insurance form part of the Prudential Sourcebook for Insurers, the General Prudential Sourcebook and Interim Prudential Sourcebook for Insurers. Overall, the net requirements of the General Prudential Sourcebook are intended to align the capital adequacy requirements for insurance business more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets. An insurer must hold capital resources equal at least to the Minimum Capital Requirement (MCR).

The Prudential Sourcebook for Insurers also contains rules on Individual Capital Assessments. Under these rules and the rules of the General Prudential Sourcebook all insurers must assess for themselves the amount of capital needed to back their business. If the FSA views the results of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be superimposed as a requirement.

PAC WPSF and SAIF

Under FSA rules, insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of the MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profit insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU Standards.

Determination of the ECR involves the comparison of two separate measurements of the firm’s resources requirement, which the FSA refers to as the ‘twin peaks’ approach.

The two separate peaks are:

i The requirement comprised by the mathematical reserves plus the ‘Long-Term Insurance Capital Requirement’ (LTICR), together known as the ‘regulatory peak’; and

ii a calculation of the ‘realistic’ present value of the insurer’s expected future contractual liabilities together with projected ‘fair’ discretionary bonuses to policyholders, plus a risk capital margin, together known as the ‘realistic peak’.

Available capital of the WPSF and SAIF of £5.4 billion (2007: £8.7 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £2.1 billion at 31 December 2008 (2007: £2.0 billion). Financial The FSA’s basis of setting the RCM is to target a level broadly equivalent to a Standard & Poor’s credit rating of BBB and to statements judge this by ensuring there are sufficient assets to absorb a 1 in 200 year event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies.

As noted in section D2(g)(ii), PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values. To illustrate the flexibility of management actions, rates of regular bonus are determined for each type of policy primarily by targeting them at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by date of payment of the premiums or date of issue of the policy, if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

When target bonus levels change, the PAC board has regard to the overall financial strength of the long-term fund when determining the length of time over which it will seek to achieve the amended product target bonus level.

In normal investment conditions, PAC expects changes to regular bonus rates to be gradual over time and changes are not expected to exceed one per cent per annum over any year. However, discretion is retained as to whether or not a regular bonus is declared each year, and there is no limit on the amount by which regular bonus rates can be changed.

D

Notes on the Group financial statements D: Life assurance businesses continued

D5: Capital position statement for life assurance businesses continued

As regards smoothing of maturity and death benefits, in normal circumstances PAC does not expect most pay-out values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance pay-out values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values (either sudden or over a period of years) and in such situations the PAC board may decide to vary the standard bonus smoothing limits to protect the overall interests of policyholders.

For surrender benefits, any substantial fall in the market value of the assets of the with-profits sub-fund would lead to immediate changes in the application of MVRs for accumulating with-profits policies, firstly to increase the size of MVRs already being applied and, secondly, to extend the range of policies for which an MVR is applied.

Other UK life assurance subsidiaries and funds

The available capital of £1,053 million (2007: £982 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £884 million (2007: £841 million).

The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains.

ii Jackson

The regulatory framework for Jackson is governed by the requirements of the US NAIC approved risk-based capital standards. Under these requirements life insurance companies report on a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk.

The available capital of Jackson shown above of £2,758 million (2007: £2,251 million) reflects US regulatory basis assets less liabilities including asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them rateably in the future.

Jackson’s risk-based capital ratio is significantly in excess of regulatory requirements. Effective for 2008 reporting, the local regulator granted Jackson three permitted practices, which expire 1 October 2009, unless extended by the local regulator. One permitted practice allows Jackson to carry interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson must also demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The local regulator also granted a permitted practice to allow Jackson to recognise book to tax differences that will reverse within the next three years (instead of one year as required by the NAIC) in determining the admissible tax asset (subject to a limitation of 15 per cent of capital and surplus versus the 10 per cent limitation imposed by the NAIC guidance). Finally, the local regulator granted a permitted practice to allow Jackson to use an average interest rate in calculating certain regulatory requirements. The permitted practice requires that Jackson maintain certain minimum capital levels excluding the effect of the permitted practices. The total effect of these permitted practices was to increase statutory surplus by £588 million and reduce authorised control level required capital by £57 million at 31 December 2008.

iii Asian operations

The available capital shown above of £1,410 million (2007: £874 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £407 million (2007: £265 million). These amounts have been determined applying the local regulations in each of the operations.

The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the other material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Singapore

In Singapore a risk-based regulatory framework applies rather than one based on a net premium approach.

For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that include prescribed provisions for adverse deviations (PADs).

For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

236 Prudential plc Annual Report 2008

Taiwan

Basic policy reserves are determined using a net premium method. Both mortality and interest rates are specified. For more recent issues, the valuation rate of interest has been linked to the prevailing market rate on 10-year government bonds.

Solvency capital is determined using a risk-based capital approach. In 2008, due to the financial crisis, the local regulator provided relief to ease certain of the requirements in determining the risk-based capital surplus. This relief applies to 2008 and 2009.

Japan

Mathematical reserves for traditional business are determined on a net premium basis using prescribed mortality and interest rates. Interest rates reflect the original pricing assumptions.

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

With regard to solvency, the adjusted solvency capital assets of the Company must exceed 200 per cent of the risk related capital requirement value at risk. It is thus a risk-based capital approach.

Malaysia

Mathematical reserves for traditional business are determined on a modified net premium basis using prescribed mortality and interest rates (no higher than four per cent).

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

The capital requirement is determined as four per cent of reserves plus a specified percentage of sums at risk. There is an overriding minimum capital requirement of 100 million Malaysian Ringgit.

Malaysia is adopting a risk-based capital framework from 2009, which has not been reflected in the tables presented.

Vietnam

Mathematical reserves are calculated using a modified net premium approach, using a stable set of assumptions agreed with the regulator.

The capital requirement is determined as four per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years. An additional capital requirement of Vietnamese Dong 200 billion is also required for companies transacting unit-linked business.

Korea

Policy reserves for traditional business are determined on net premium reserve basis using pricing mortality and prescribed standard interest rates. Financial For linked business, the value of units is held together with the non-unit reserves calculated in accordance with regulatory statements standard actuarial methodology.

The capital requirement in Korea is determined as four per cent of the policy reserves and expected claims after reinsurance. Insurance companies in Korea are expected to maintain a level of free surplus in excess of the capital requirements with the usual level of solvency margin being around 200 per cent of the required capital.

iv Group capital requirements

In addition to the requirements at individual company level, FSA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group’s estimated IGD position at 31 December 2008 is provided in the business review section of the Group’s 2008 Annual Report and in section C.

D

Notes on the Group financial statements
D: Life assurance businesses
continued

D5: Capital position statement for life assurance businesses continued

c Movements in total available capital

Total available capital for the Group's life assurance operations has changed during 2008 as follows:

	2008 £m				
	WPSF note i	Other UK life assurance subsidiaries and funds note iii	Jackson note ii	Asian life assurance subsidiaries note iv	Group total
Available capital at 31 December 2007	8,720	982	2,251	874	12,827
Changes in assumptions	(149)	(624)	–	(7)	(780)
Changes in management policy	–	372	–	60	432
Changes in regulatory requirements	–	–	(57)	134	77
New business and other factors	(3,209)	323	564	349	(1,973)
Available capital at 31 December 2008	5,362	1,053	2,758	1,410	10,583

Detail on the movement for 2007 is as follows:

	2007 £m				
	WPSF note i	Other UK life assurance subsidiaries and funds note iii	Jackson note ii	Asian life assurance subsidiaries note iv	Group total
Available capital at 31 December 2006	8,688	903	2,083	745	12,419
Changes in assumptions	(335)	(33)	–	4	(364)
Changes in management policy	–	–	–	12	12
Changes in regulatory requirements	–	–	(7)	–	(7)
New business and other factors	367	112	175	113	767
Available capital at 31 December 2007	8,720	982	2,251	874	12,827

Notes

i WPSF
The decrease in 2008 reflects primarily the negative investment returns earned on the opening available capital and £149 million negative effect of changes in assumptions on a regulatory basis compares to the £83 million effect of change in assumptions on an IFRS basis as shown in note D2(i).
The increase in 2007 reflects investment return earned on the opening available capital partially offset by the £335 million effect of assumption changes and a £214 million impact from a change in the risk-free yield curve which affects the outlook for future investment returns.
The £335 million effect of assumption changes on a regulatory basis compares to the £392 million effect of change in assumptions on an IFRS basis as shown in note D2(i).

ii Jackson
The increase of £507 million reflects an underlying decrease of £358 million (applying the 2008 year end exchange rate of 1.44) and £865 million of exchange translation gain.
The increase of £168 million in 2007 reflects an underlying increase of £203 million (applying the 2007 year end exchange rate of 1.99) and £35 million of exchange translation loss.

iii Other UK life assurance subsidiaries and funds
The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

iv Asian life assurance subsidiaries
Asia's 2006 and 2007 comparative adjustments reflect the intra-group balances that are recognised on a local regulatory basis.

238 Prudential plc Annual Report 2008

d Transferability of available capital

For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the ‘established surplus’ – the excess of assets over liabilities in the long-term fund determined through a formal valuation – may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders’ one-ninth share of the cost of declared policyholders’ bonuses.

Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund’s assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of 10 per cent of Jackson’s statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval.

For Asian subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The Singapore and Malaysian businesses may, in general, remit dividends to the UK, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities. The economic capital model described in section D1 (concentration of risks) takes into account restrictions on mobility of capital across the Group with capital transfers to and from business units triggered at a solvency level consistent with these targets. The model takes into account restrictions on the availability to the Group of the estate of the various with-profits funds throughout the Group.

e Sensitivity of liabilities and total capital to changed market conditions and capital management policies

Prudential manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the business concerned.

Stochastic modelling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements under different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic Financial solvency testing is carried out, including under certain scenarios mandated by the UK, the US and Asian regulators. statements A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour under a large number of alternative economic scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. The fund’s policy on management actions, including bonus and investment policy, continue to be set in order that they are consistent with the available capital and the targeted risk of default.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by Jackson for its interest-sensitive and fixed indexed annuities and stable value products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

f Intra-group arrangements in respect of SAIF

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency.

D

Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC long-term fund or the Group’s shareholders’ funds, under their obligation to maintain the capital position of long-term funds generally, having to contribute to SAIF is remote.

Notes on the Group financial statements
E: Asset management (including US broker-dealer) and other operations

The Group's asset management operations are based in the UK, Asia and the US where they operate different models and under different brands tailored to their markets.

Asset management in the UK is undertaken through M&G which is made up of three distinct businesses, being Retail, Wholesale and Finance, and whose operations include retail asset management, institutional fixed income, pooled life and pension funds, property and private finance.

Asset management in Asia serves both the life companies in Asia by managing the life funds and funds underlying the investment linked products and third-party customers through mutual fund business. Asia offers mutual fund investment products in a number of countries within the region, allowing customers to participate in debt, equity and money market investments.

Asset management in the US is undertaken through PPM America which manages assets for the Group's US, UK and Asian affiliates plus also provides investment services to other affiliated and unaffiliated institutional clients including CDOs, private investment funds, institutional accounts and mutual funds. In addition, broker-dealer activities are undertaken in the US where trades in securities are carried out for both third-party customers and for its own account.

Other operations covers unallocated corporate activities and includes the head office functions.

E1: Income statement for asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	Asset management operations				
	2008 £m				2007 £m
	M&G	US	Asia	Total	Total
Revenue*	53	409	202	**664**	1,397
Charges	28	(402)	(150)	**(524)**	(1,053)
Profit before tax	81	7	52	**140**	344
Profit before tax for asset management operations comprise:					
Operating profit based on longer-term investment returns†	286	7	52	**345**	334
Short-term fluctuations in investment returns‡	(195)	–	–	**(195)**	5
Shareholders' share of actuarial gains and losses on defined benefit schemes	(10)	–	–	**(10)**	5
Profit before tax	81	7	52	**140**	344

* Included within revenue for M&G are realised and unrealised net losses of £673 million in respect of consolidated investment funds and Prudential Capital. The investment funds are managed on behalf of third-parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The investment losses in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges and consequently there is no impact on the profit before tax. Excluding the anomaly in respect of the consolidated investment funds the revenue for M&G would be £494 million and the charges, £413 million.

† Operating profit based on longer-term investment returns includes a £28 million charge for an impairment loss on a holding in Lehman Brothers.

‡ Short-term fluctuations for M&G are primarily in respect of unrealised value movements, on Prudential Capital's bond portfolio.

240 Prudential plc Annual Report 2008

E2: Balance sheet for asset management operations

Assets, liabilities and shareholders' funds included in the Group consolidated balance sheet in respect of asset management operations are as follows:

	Asset management operations				
	2008 £m				2007 £m
	M&G	US	Asia	Total	Total
Assets					
Intangible assets:					
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs	6	–	–	6	6
Total	1,159	16	61	1,236	1,236
Other non-investment and non-cash assets	27	169	99	295	521
Financial investments:					
Loans[note i]	1,763	–	–	1,763	2,334
Equity securities and portfolio holdings in unit trusts	11	–	12	23	17
Debt securities[note ii]	975	–	16	991	882
Other investments[note v]	432	24	6	462	155
Deposits	35	16	13	64	26
Total investments	3,216	40	47	3,303	3,414
Cash and cash equivalents[note v]	1,329	39	104	1,472	1,840
Total assets	5,731	264	311	6,306	7,011
Equity and liabilities					
Equity					
Shareholders' equity[note iii]	1,300	114	228	1,642	1,677
Minority interests	1	–	–	1	52
Total equity	1,301	114	228	1,643	1,729
Liabilities					
Intra Group debt represented by operational borrowings at Group level[note iv]	1,278	–	–	1,278	2,477
Net asset value attributable to external holders of consolidated funds[note v]	1,065	–	–	1,065	1,234
Other liabilities	2,087	150	83	2,320	1,571
Total liabilities	4,430	150	83	4,663	5,282
Total equity and liabilities	5,731	264	311	6,306	7,011

Notes

i Loans
The M&G loans of £1,763 million relates to bridging loan finance managed by Prudential Capital. The bridging loan finance assets generally have no external credit ratings available, with internal ratings prepared by the Group's asset management operations as part of the risk management process rating £1,100 million BBB+ to BBB- and £663 million BB+ to BB-.

ii Debt securities
Of the debt securities of £975 million for M&G at 31 December 2008, £959 million were rated AAA to A– by Standard and Poor's or Aaa rated by Moody's.

iii M&G shareholder funds include those in respect of Prudential Capital, with the net reduction in the year primarily due to unrealised value movements of £190 million, on Prudential Capital's bond portfolio.

iv Intra Group debt represented by operational borrowings at Group level
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise £1,269 million of commercial paper and £9 million of medium-term notes.

v Consolidated investment funds
The M&G balance sheet shown above includes Prudential Capital together with investment funds which are managed on behalf of third-parties. In respect of the consolidated investment funds, the balance sheet includes cash and cash equivalents of £835 million, £345 million of other investments, £(115) million of other net assets and liabilities and the net asset value attributable to external unit holders of £1,065 million in respect of these funds, which are non-recourse to M&G and the Group.

Financial statements
E

241

Notes on the Group financial statements

E: Asset management (including US broker-dealer) and other operations continued

E2: Balance sheet for asset management operations continued

Reconciliation of movement in investments

A reconciliation of the total investments of asset management operations from the beginning of the year to the end of the year is as follows:

Asset management operations M&G US Asia Total

£m £m £m £m

At 1 January 2007

Total investments 2,903 35 25 2,963 Less: Derivative liabilities (142) – – (142) Directly held investments, net of derivative liabilities 2,761 35 25 2,821

Net cash inflow from operating activities 296 – 21 317 Realised gains in the year 8 – – 8 Unrealised (losses) in the year (22) – – (22) Foreign exchange translation differences 105 (1) – 104 Movement in the year of directly held investments, net of derivative liabilities 387 (1) 21 407

At 31 December 2007/1 January 2008

Total investments 3,334 34 46 3,414 Less: Derivative liabilities (186) – – (186) Directly held investments, net of derivative liabilities 3,148 34 46 3,228

Net cash outflow from operating activities (601) – (14) (615) Realised gains in the year 9 – – 9 Unrealised (losses) in the year (148) (7) (1) (156) Foreign exchange translation differences 516 13 16 545 Movement in the year of directly held investments, net of derivative liabilities (224) 6 1 (217)

At 31 December 2008

Total investments 3,216 40 47 3,303 Less: Derivative liabilities (292) – – (292) Directly held investments, net of derivative liabilities 2,924 40 47 3,011

242 Prudential plc Annual Report 2008

E3: Regulatory capital positions

Asset management operations in the UK, Hong Kong, Singapore, Vietnam and China are subject to regulatory requirements based on fixed operating expenses and other operating considerations. The movement in the year of the surplus regulatory capital position of these operations, combined with the movement in the IFRS basis shareholders' funds for other asset management operations, is as follows:

	Asset management operations				
	2008 £m				2007 £m
	M&G	US	Asia	Total	Total
Capital surplus position					
Beginning of year	99	81	92	**272**	243
Exchange movement	(3)	39	31	**67**	(1)
Movement in capital requirement	(28)	–	25	**(3)**	(9)
Gains during the year	89	1	46	**136**	189
Distributions made	–	(8)	(34)	**(42)**	(150)
End of year	157	113	160	**430**	272

The movement in the year reflects changes in regulatory requirements whilst gains are driven by profits generated during the year. Distributions consist of dividends paid up to the parent company.

The M&G figures include those for Prudential Capital.

E4: Sensitivity of profit and equity to market and other financial risk

i Currency translation

Consistent with the Group's accounting policies, the profits of the Asia and PPM America asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2008, the rates for the most significant operations are given in note B4.

A 10 per cent increase in these rates and those of other Asian operations would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asia and PPM America asset management operations, by £5 million (2007: £7 million) and £26 million (2007: £18 million) respectively.

ii Other sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio (as described in note E2) of M&G's Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2008 by asset management operations were £991 million (2007: £882 million), the majority of which are held by the Prudential Capital operation of M&G. Debt securities held by M&G are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholder's equity. Asset management operations do not hold significant investments in property or equities.

E5: Other operations

Other operations consist of unallocated corporate activities relating to Group Head Office and the Asia regional head office, with net income and expenditure for the year of negative £260 million (2007: negative £260 million) as detailed in note B1. An analysis of the assets and liabilities of other operations is shown in note B6.

Financial statements
E

243

Notes on the Group financial statements
F: Income statement notes

F1: Segmental information

The Group's primary and secondary segments are described in detail in note B6.

Primary segment information

The segment results for the years ended 31 December 2008 and 2007 are as follows:

	2008 £m	2007 £m
Revenue		
Insurance operations	(10,798)	31,555
Asset management	664	1,397
Unallocated corporate	157	186
Intra group revenue eliminated on consolidation	(290)	(268)
Total revenue, net of reinsurance, per income statement [note i]	(10,267)	32,870
Analysed as:		
Investment returns [note iii]	(30,202)	12,225
Other items	19,935	20,645
	(10,267)	32,870
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)		
Insurance operations, including post-tax transfers from (to) unallocated surplus of with-profits funds	8,980	(30,533)
Asset management	(524)	(1,053)
Unallocated corporate	(553)	(494)
Intra group charges eliminated on consolidation	290	268
Total charges, net of reinsurance, per income statement [note i]	8,193	(31,812)
Segment results – revenue less charges (continuing operations)		
Insurance operations	(1,818)	1,022
Asset management	140	344
Unallocated corporate	(396)	(308)
(Loss) profit before tax *(being tax attributable to shareholders' and policyholders' returns)* [note ii]	(2,074)	1,058
Tax attributable to policyholders' returns	1,624	5
(Loss) profit before tax attributable to shareholders [B1]	(450)	1,063
Tax attributable to shareholders' (loss) profit	59	(354)
(Loss) profit from continuing operations after tax	(391)	709
Segment results – discontinued operations		
Banking [I3]	–	241
(Loss) profit for the year	(391)	950

Notes
i Total revenue for 2008 is negative £10,267 million whilst charges are a credit of £8,193 million. These abnormal effects arise from the basis of preparation whereby revenue includes investment appreciation, which is negative in 2008, and charges reflect the allocation, where appropriate, of investment return to policyholder benefits.
ii The measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.
iii Investment return principally comprises
– Interest and dividends;
– Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and
– Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

In its capacity as fund manager to fellow Prudential plc subsidiaries, M&G earns fees for asset management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

Total charges include a credit of £25,419 million (2007: charge of £11,295 million) for non-cash expenses other than depreciation and amortisation mainly due to the impact of negative market returns experienced during the year on benefit claims and movement in unallocated surplus of with-profits funds.

244 Prudential plc Annual Report 2008

Secondary segment information

Although the Company is UK registered, the Group manages its business on a global basis. The operations are based in three main geographical areas: UK, US and Asia.

	2008 £m	2007 £m
Revenue		
UK	(12,213)	17,890
US	915	8,271
Asia	1,321	6,977
Intra group revenue	(290)	(268)
Total revenue per income statement	(10,267)	32,870

F2: Revenue

	2008 £m	2007 £m
Long-term business premiums		
Insurance contract premiums	17,573	17,308
Investment contracts with discretionary participation feature premiums	964	874
Inwards reinsurance premiums	454	177
Less: reinsurance premiums ceded	(202)	(171)
Earned premiums, net of reinsurance	18,789	18,188
Realised and unrealised gains and losses on securities at fair value through profit and loss	(34,157)	2,634
Realised and unrealised gains and losses on derivatives at fair value through profit and loss	(5,261)	270
Realised gains and losses on available-for-sale securities, previously recognised directly in equity	(487)	13
Realised gains and losses on loans	210	47
Interest[note i]	6,739	5,857
Dividends	2,023	2,730
Other investment income	731	674
Investment income	(30,202)	12,225
Fee income from investment contract business and asset management[note ii]	1,109	1,039
Income from venture investments of the PAC with-profits funds[note iii]	37	1,418
Other income	1,146	2,457
Total revenue	(10,267)	32,870

Notes

i Interest income includes £11 million (2007: £2 million) accrued in respect of impaired securities.

ii Fee income includes £7 million (2007: £31 million) relating to financial instruments that are not held at fair value through profit and loss. These fees primarily related to prepayment fees, late fees and syndication fees.

iii In November 2007 the Group sold PPM Capital and as a result the Group no longer controls venture fund investments managed by the sold entity and consequently has ceased to consolidate these operations from that date.

Financial statements F2

245

Notes on the Group financial statements
F: Income statement notes
continued

F3: Acquisition costs and other operating expenditure

	2008 £m	2007 £m
Acquisition costs[notes i,ii]	1,185	1,030
Staff and pension costs[iii]	913	1,402
Administrative and operating costs[note iv]	361	2,427
Total acquisition costs and other operating expenditure[notes iii,iv]	2,459	4,859

Notes

i Acquisition costs in 2008 comprise amounts related to insurance contracts of £1,048 million (2007: £939 million), and investment contracts and asset management contracts of £137 million (2007: £91 million). These costs include amortisation of £520 million (2007: £410 million) and £15 million (2007: £3 million) respectively.

ii Acquisition costs also include fee expenses relating to financial liabilities held at amortised costs of £nil (2007: £1 million).

iii The total depreciation and amortisation expense is £618 million (2007: £523 million). Of this amount, £535 million (2007: £413 million) relates to amortisation of deferred acquisition costs of insurance contracts and asset management contracts, which is primarily borne by the long-term business segment. Of the remainder of the depreciation and amortisation charge of £83 million (2007: £110 million), £57 million (2007: £98 million) relates to long-term business, £10 million (2007: £8 million) to asset management and £16 million (2007: £4 million) to other operations.

iv In November 2007, the Group sold PPM Capital and as a result, the Group no longer controls venture fund investments managed by the sold entity and consequently has ceased to consolidate these operations from that date with this resulting in a reduction of associated operating expenditure.

F4: Finance costs: Interest on core structural borrowings of shareholder-financed operations

Finance costs consist of £161 million (2007: £158 million) interest on core debt of central companies and £11 million (2007: £10 million) on US operations' surplus notes.

F5: Tax

a Total tax credit (charge) by nature of expense

An analysis of the total tax benefit (expense) of continuing operations recognised in the income statement by nature of benefit (expense) is as follows:

	2008 £m	2007 £m
Current tax benefit (expense):		
Corporation tax	(225)	(806)
Adjustments in respect of prior years	359	185
Total current tax	134	(621)
Deferred tax arising from:		
Origination and reversal of temporary differences	1,629	222
(Expense) benefit in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	(77)	50
Write down or reversal of a previous write down of a deferred tax asset	(3)	–
Total deferred tax credit	1,549	272
Total tax credit (charge)	1,683	(349)

The total tax benefit (expense) arises as follows:

	2008 £m	2007 £m
Current tax benefit (expense):		
UK	280	(377)
Foreign	(146)	(244)
	134	(621)
Deferred tax credit:		
UK	1,478	349
Foreign	71	(77)
	1,549	272
Total	1,683	(349)

246 Prudential plc Annual Report 2008

The total tax credit of £1,683 million for 2008 (2007: charge of £349 million) comprises a credit of £1,758 million (2007: charge of £28 million) for UK tax and a charge of £75 million (2007: £321 million) for overseas tax. This tax credit comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax credit attributable to shareholders of £59 million for 2008 (2007: charge of £354 million) comprises a credit of £95 million (2007: charge of £148 million) for UK tax and a charge of £36 million (2007: £206 million) for overseas tax.

The prior year adjustments primarily relate to the settlement of issues with HM Revenue Customs (HMRC) at an amount below previously provided, the reduction in amounts previously provided on outstanding issues with HMRC and the routine revision of tax returns.

The total deferred tax credit (charge) arises as follows:

2008 £m 2007 £m

Unrealised gains and losses on investments 1,521 225

Short-term timing differences(29)(10)

Capital allowances 2 4

Balances relating to investment and insurance contracts(239) 41

Unused tax losses 294 12

Deferred tax credit (charge) 1,549 272

In April 2008 the standard corporation tax rate for the UK changed from 30% to 28%. Deferred tax at the end of 2007 for UK operations had been provided at the new rate of 28 per cent on the basis that materially all of the temporary differences are expected to reverse once the new rate took effect. The effect on the deferred tax assets and liabilities at 31 December 2007 was £20 million.

In 2008, a deferred tax credit of £637 million (2007: £54 million) has been taken directly to reserves. Other movements in deferred tax totalling a £21 million credit is mainly comprised of foreign exchange movements. When these amounts are taken with the deferred tax credit shown above the result is a decrease of £2.2 billion (or £2.1 billion taking into account the restated 2007 comparative deferred tax as a result of the interpretation of IFRIC 14) in the Group’s net deferred tax liability (2007 decrease of £419 million).

The tax credit related to discontinued banking operations in 2007 which was all attributable to shareholders, amounted to £19 million.

b Reconciliation of effective tax rate

The total tax expense is attributable to shareholders and policyholders as summarised in the income statement.

i Summary of pre-tax (loss) profit and tax credit (charge)

The income statement includes the following items:

2008 £m 2007 £m

(Loss) profit before tax(2,074) 1,058

Tax attributable to policyholders’ returns 1,624 5

(Loss) profit before tax attributable to shareholders(450) 1,063

Tax attributable to shareholders’ (losses) profits:

Tax credit (charge) 1,683(349)

Less: tax attributable to policyholders’ returns(1,624)(5)

Tax attributable to shareholders’ (losses) profits 59(354)

(Loss) profit from continuing operations after tax(391) 709

Notes on the Group financial statements
F: Income statement notes
continued

F5: Tax continued

ii Overview

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2008 £m			2007 £m		
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total
(Loss) profit before tax	(450)	(1,624)	(2,074)	1,063	(5)	1,058
Taxation charge:						
Expected tax rate	41%	100%	87%	31%	100%	30%
Expected tax charge	187	1,624	1,811	(327)	5	(322)
Variance from expected tax charge	(128)	–	(128)	(27)	–	(27)
Actual tax credit (charge)	59	1,624	1,683	(354)	5	(349)
Average effective tax rate	13%	100%	81%	33%	100%	33%

*For the column entitled 'Attributable to policyholders', the profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

Due to the requirements of the financial reporting standards IAS 1 and IAS 12, the profit before tax and tax charge reflect the aggregate of amounts that are attributable to shareholders and policyholders.

Profit before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

The total tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders' profits. This feature arises from the basis of taxation applied to life and pension business, principally in the UK, but with similar bases applying in certain Asian operations, and is explained in note (iii) below.

Furthermore, the basis of preparation of Prudential's financial statements incorporates the additional feature that, as permitted under IFRS 4, the residual equity of the Group's with-profits funds, i.e. unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. This gives rise to anomalous effective tax rates for profits attributable to policyholders (as described in note (iv) below).

In meeting the reconciliation requirements set out in paragraph 81l of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained below in notes (iv) and (v) respectively. Due to the nature of the basis of taxation of UK life and pension business (as described in note (iii) below), and the significance of the results of the business to the Group, it is inappropriate to seek to explain the effective tax rate on profit before tax by traditional approach that would apply for other industries.

The shareholder elements are the components of the profit and tax charge that are of most direct relevance to investors, and it is this aspect that the IAS 12 requirement is seeking to explain for companies that do not need to account for both with-profits and unit-linked funds, where tax is borne by the Company on the policyholders' behalf and which is not contemplated by IFRS requirement.

iii Basis of taxation for UK life and pension business

Different rules apply under UK tax law for taxing pension business and life insurance business and there are detailed rules for apportioning the investment return and profits of the fund between the types of business.

The investment return referable to pension business, and some other less significant classes of business, is exempt from taxation, but tax is charged on the profit that shareholders derive from writing such business at the corporate rate of tax. The rules for taxing life insurance business are more complex. Initially, the UK regime seeks to tax the regulatory basis investment return less management expenses (I-E) on this business as it arises. However, in determining the actual tax charge, a calculation of the shareholder profits for taxation purposes from writing life insurance business also has to be made and compared with the I-E profit.

If the shareholder profit is higher than the I-E amount, extra income is attributable to the I-E calculation until the I-E profit equals the shareholder profit. If on the other hand, the I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax, with the remainder of the I-E profit being taxed at the lower policyholder rate of tax.

The purpose of this approach is to ensure that the Company is always as a minimum taxed on the profit, as defined for taxation purposes by reference to the Company's regulatory returns (rather than IFRS basis results), that it has earned. The shareholders' portion of the long-term business is taxed at the shareholders' rate, with the remaining portion taxed at rates applicable to the policyholders.

It is to be noted that the calculations described are determined using data from the regulatory basis returns rather than the IFRS basis results. The differences between the regulatory and accounting bases are very significant and extremely complex rendering any explanation in general purpose financial statements to be of little if any use to users.

248 Prudential plc Annual Report 2008

iv Profits attributable to policyholders and related tax

As noted above, it is necessary under IFRS requirements to include the total tax charge of the Company (both policyholder and shareholder elements) in the tax charge disclosed in the income statement.

For with-profits business, total pre-tax profits reflect the aggregate of profits attributable to policyholders and shareholders. However, amounts attributable to the equity of with-profits funds are carried in the liability for unallocated surplus. Also, as described in note (iii), UK with-profits business is taxed on a basis that affects policyholders’ unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement, so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. The statutory transfer represents 10 per cent of the actuarially determined surplus for the year that is attributable to shareholders.

For SAIF similar transfers are made. However, in the case of SAIF, a net nil balance is derived, reflecting the lack of shareholder interest in the financial performance of the fund (other than through asset management arrangements).

The accounting anomaly that arises under IFRS is that due to the fact that the net of tax profit attributable to with-profits policyholders is zero, the Company’s presentation of pre-tax profit attributable to policyholders reflects an amount that is the mirror image of the tax charge attributable to policyholders.

For unit-linked business, pre-tax profits also reflect the aggregate of profits attributable to policyholders and shareholders. The pre-tax profits attributable to policyholders represent fees earned that are used to pay tax borne by the Company on policyholders’ behalf. The net of tax profit attributable to policyholders for unit-linked business is thus zero.

The combined effect of these features is such that providing a reconciliation of the tax charge attributable to policyholders to an expected charge based on the standard corporate rate of tax on IFRS basis profits attributable to policyholders is not relevant.

In summary, for accounting purposes, in all cases and for all reporting periods, the apparent effective rate for profit attributable to policyholders and unallocated surplus is 100 per cent. However, it is to be noted that the 100 per cent rate does not reflect a rate paid on the profits attributable to policyholders. It instead reflects the basis of accounting for unallocated surplus coupled with the distinction made for performance reporting between sources of profit attributable to shareholders, policyholders and unallocated surplus and IFRS requirements in respect of reporting of all pre-tax profits and all tax charges irrespective of policyholder or shareholder economic interest.

Notes on the Group financial statements
F: Income statement notes
continued

F5: Tax continued

v Reconciliation of tax charge on profits attributable to shareholders

	2008 £m				
	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Profit before tax attributable to shareholders:					
Operating profit based on longer-term investment returns[note iii]	295	406	535	111	1,347
Short-term fluctuations in investment returns	(200)	(1,058)	(212)	(313)	(1,783)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	(3)	–	–	(11)	(14)
Total	92	(652)	323	(213)	(450)
Expected tax rate:[note i]					
Operating profit based on longer-term investment returns[note iii]	24%	35%	28%	23%	29%
Short-term fluctuations in investment returns	27%	35%	28%	28%	32%
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	25%	–	–	28%	27%
Expected tax credit (charge) based on expected tax rates:					
Operating profit based on longer-term investment returns[note iii]	(70)	(142)	(150)	(26)	(388)
Short-term fluctuations in investment returns	54	370	59	88	571
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	1	–	–	3	4
Total	(15)	228	(91)	65	187
Variance from expected tax charge:[note ii]					
Operating profit based on longer-term investment returns[note iii]	(35)	17	57	57	96
Short-term fluctuations in investment returns	(23)	(173)	(8)	(19)	(223)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	–	–	–	(1)	(1)
Total	(58)	(156)	49	37	(128)
Actual tax credit (charge):					
Operating profit based on longer-term investment returns[note iii]	(105)	(125)	(93)	31	(292)
Short-term fluctuations in investment returns	31	197	51	69	348
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	1	–	–	2	3
Total	(73)	72	(42)	102	59
Actual tax rate: Operating profit based on longer-term investment returns	36%	31%	17%	(28%)	22%
Total	79%	11%	13%	48%	13%

Notes

i Expected tax rates for profit attributable to shareholders:
The expected tax rate for Other operations is lower than 2007. The tax rate of 23% reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rate will fluctuate from year to year dependent on the mix of profits between jurisdictions.

ii For 2008, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:

a For Asian long-term operations, tax losses in several jurisdictions which are not expected to be available for relief against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief;

b For Jackson, the inability to fully recognise deferred tax assets on losses being carried forward which has partially been offset by the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;

c For UK insurance operations, prior year adjustments arising from the routine revisions of tax returns, the settlement of outstanding issues with HMRC at an amount below that previously provided and the different tax bases of UK life business; and

d For Other operations, the settlement of issues with HMRC at amounts below those previously provided and a reduction in amounts previously provided on outstanding issues with HMRC which has been partially offset by the inability to recognise a deferred tax asset on various tax losses.

iii Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

250 Prudential plc Annual Report 2008

	2007 £m				
	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Profit before tax attributable to shareholders:					
Operating profit based on longer-term investment returns[note iii]	174	444	521	62	1,201
Short-term fluctuations in investment returns	(71)	(18)	(47)	(1)	(137)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	(1)	(1)
Total	103	426	474	60	1,063
Expected tax rate:[note i]					
Operating profit based on longer-term investment returns[note iii]	21%	35%	30%	28%	30%
Short-term fluctuations in investment returns	25%	35%	30%	28%	28%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	20%	35%	30%	28%	28%
Total	18%	35%	30%	28%	31%
Expected tax credit (charge) based on expected tax rates:					
Operating profit based on longer-term investment returns[note iii]	(37)	(155)	(156)	(17)	(365)
Short-term fluctuations in investment returns	18	6	14	–	38
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	–	–
Total	(19)	(149)	(142)	(17)	(327)
Variance from expected tax charge:[note ii]					
Operating profit based on longer-term investment returns[note iii]	(12)	22	(25)	(1)	(16)
Short-term fluctuations in investment returns	(17)	1	(2)	6	(12)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	1	1
Total	(29)	23	(27)	6	(27)
Actual tax charge:					
Operating profit based on longer-term investment returns[note iii]	(49)	(133)	(181)	(18)	(381)
Short-term fluctuations in investment returns	1	7	12	6	26
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	1	1
Total	(48)	(126)	(169)	(11)	(354)
Actual tax rate: Operating profit based on longer-term investment returns	28%	30%	35%	29%	32%
Total	47%	30%	36%	18%	33%

Notes

i Expected tax rates for profit attributable to shareholders:
Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rates weighted by reference to the source of profits of the operations contributing to the aggregate business result.
Expected rates for 2007 for Asia are lower than 2006 due to an increased proportion of profits in low tax jurisdictions. The expected rate for other operations is lower than 2006. The tax rate of 28 per cent reflects the mix of business between UK and overseas operations which are taxed at a variety of rates. The rates will fluctuate year on year dependent on the mix of profits between jurisdictions.

ii Variances from expected tax charge for results attributable to shareholders:
For 2007, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:
a For UK insurance operations, disallowed expenses and prior year adjustments arising from routine revisions of tax returns;
b For Jackson, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;
c For Asian long-term operations, tax losses in several jurisdictions which are not expected to be available for relief against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief; and
d For other operations, the availability of capital losses brought forward on which no deferred tax had previously been recognised, which have been used against capital gains in the period.

iii Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

Financial statements
F

251

Notes on the Group financial statements
G: Financial assets and liabilities

G1: Financial instruments – designation and fair values

The Group designates all financial assets as either fair value through profit and loss, available-for-sale, or as loans and receivables. Financial liabilities are designated as either fair value through profit and loss or amortised cost, or as investment contracts with discretionary participating features accounted for under IFRS 4 as described in note A4.

	2008 £m				
	Fair value through profit and loss	Available-for-sale	Loans and receivables	Total carrying value	Fair value
Financial assets					
Cash and cash equivalents	–	–	5,955	5,955	5,955
Deposits	–	–	7,294	7,294	7,294
Equity securities and portfolio holdings in unit trusts	62,122	–	–	62,122	62,122
Debt securities[note i]	71,225	23,999	–	95,224	95,224
Loans[note ii]	–	–	10,491	10,491	10,043
Other investments[note iii]	6,301	–	–	6,301	6,301
Accrued investment income	–	–	2,513	2,513	2,513
Other debtors	–	–	1,232	1,232	1,232
	139,648	23,999	27,485	191,132	

	2008 £m				
	Fair value through profit and loss	Amortised cost	IFRS 4 basis value	Total carrying value	Fair value
Financial liabilities					
Core structural borrowings of shareholder-financed operations[notes i,H13]	–	2,958	–	2,958	2,137
Operational borrowings attributable to shareholder-financed operations[H13]	–	1,977	–	1,977	1,977
Borrowings attributable to with-profits funds[H13]	158	1,150	–	1,308	1,320
Obligations under funding, securities lending and sale and repurchase agreements	–	5,572	–	5,572	5,676
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,843	–	–	3,843	3,843
Investment contracts with discretionary participating features[note iv]	–	–	23,446	23,446	–
Investment contracts without discretionary participating features	11,616	2,885	–	14,501	14,568
Other creditors	–	1,496	–	1,496	1,496
Derivative liabilities	4,832	–	–	4,832	4,832
Other liabilities	–	890	–	890	890
	20,449	16,928	23,446	60,823	

252 **Prudential plc** Annual Report 2008

	2007 £m				
	Fair value through profit and loss	Available-for-sale	Loans and receivables	Total carrying value	Fair value
Financial assets					
Cash and cash equivalents	–	–	4,951	4,951	4,951
Deposits	–	–	7,889	7,889	7,889
Equity securities and portfolio holdings in unit trusts	86,157	–	–	86,157	86,157
Debt securities[note i]	65,349	18,635	–	83,984	83,984
Loans[note ii]	–	–	7,924	7,924	8,105
Other investments[note iii]	4,396	–	–	4,396	4,396
Accrued investment income	–	–	2,023	2,023	2,023
Other debtors	–	–	909	909	909
	155,902	18,635	23,696	198,233	

	2007 £m				
	Fair value through profit and loss	Amortised cost	IFRS 4 basis value	Total carrying value	Fair value
Financial liabilities					
Core structural borrowings of shareholder-financed operations[notes i,H13]	–	2,492	–	2,492	2,476
Operational borrowings attributable to shareholder-financed operations[H13]	–	3,081	–	3,081	3,081
Borrowings attributable to with-profits funds[H13]	204	783	–	987	1,006
Obligations under funding, securities lending and sale and repurchase agreements	–	4,081	–	4,081	4,100
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,556	–	–	3,556	3,556
Investment contracts with discretionary participating features[note iv]	–	–	29,550	29,550	–
Investment contracts without discretionary participating features	12,110	1,922	–	14,032	14,034
Other creditors	–	1,020	–	1,020	1,020
Derivative liabilities	1,080	–	–	1,080	1,080
Other liabilities	1	790	–	791	791
	16,951	14,169	29,550	60,670	

Notes

i As at 31 December 2008, £620 million (2007: £722 million) of convertible bonds were included in debt securities and £363 million (2007: £278 million) were included in borrowings.

ii Loans and receivables are reported net of allowance for loan losses of £27 million (2007: £13 million).

iii See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

iv It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

v For financial liabilities designated as fair value through profit and loss there was no impact on profit from movements in credit risk during 2008 and 2007.

Determination of fair value

The fair values of the financial assets and liabilities as shown on the table above have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS and which are in an active market are determined by the use of current market bid prices for quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services. If the market for a financial investment of the Group is not active, the fair values of the financial instruments are established by using valuation techniques. These include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these

Financial statements
G

253

Notes on the Group financial statements
G: Financial assets and liabilities
continued

G1: Financial instruments – designation and fair values continued

instruments. The source of pricing for the financial investments valued using valuation techniques could be from using quotations from independent third-parties, such as brokers and pricing services or by using valuation techniques modelled internally by the Group. Priority is given to publicly available prices from independent sources, when available but overall, the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realised in immediate settlement of the financial instrument. Illiquid market conditions have resulted in inactive markets for certain of the Group's financial instruments. As a result, there is generally no or limited observable market information for these instruments. Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgements regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors. These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ significantly from the values that would have been used had the ready market existed, and the differences could be material.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

The fair value of borrowings is based on quoted market prices, where available.

Section A4 provides details of the determination of fair value for investment contracts without fixed and guaranteed terms (notably UK unit-linked policies). For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Use of valuation techniques

The carrying value of financial investments (including derivative liabilities) on the balance sheet of the Group which are not quoted on active markets and for which fair value is determined using internal valuation techniques, or is provided by brokers or pricing services, where the specific securities have been valued using valuation techniques by these third-party providers are as follows:

	2008 £m				
		Shareholder-backed business			
	UK with-profits fund*	UK insurance operations	US insurance operations	Other operations	Total
Debt securities	12,341	685	24,246	47	37,319
Equity securities	661	–	235	–	896
Other investments (including derivative assets)	2,189	257	1,215	324	3,985
	15,191	942	25,696	371	42,200
Derivative liabilities	(496)	(238)	(863)	(351)	(1,948)
Net of derivative liabilities	14,695	704	24,833	20	40,252

	2007 £m				
		Shareholder-backed business			
	UK with-profits fund*	UK insurance operations	US insurance operations	Other operations	Total
Debt securities	10,640	509	18,996	–	30,145
Equity securities	683	–	166	–	849
Other investments (including derivative assets)	2,425	103	744	73	3,345
	13,748	612	19,906	73	34,339
Derivative liabilities	(168)	(53)	(158)	(138)	(517)
Net of derivative liabilities	13,580	559	19,748	(65)	33,822

* Including SAIF

254 Prudential plc Annual Report 2008

The majority of the financial investments valued using valuation techniques were debt securities.

The debt securities shown above include private debt securities such as private placements, project finance, asset securitisations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. The majority of the debt securities above are valued using matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities. Under matrix pricing, the debt securities are priced by taking the credit spreads on comparable quoted public debt securities and applied to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Debt securities valued using valuation techniques held for UK insurance operations were £13,026 million (2007:

£11,149 million) and of this amount £12,341 million (2007: £10,640 million) related to securities held by with-profits operations and £685 million (2007: £509 million) related to securities held by the UK shareholder-backed business.

Of the debt securities valued using valuation techniques held by the UK with-profits fund of £12,341 million at 31 December 2008 (2007: £10,640 million), £8,647 million (2007: £7,638 million) have been priced by independent third-parties and £3,694 million (2007: £3,002 million) determined using internal valuation techniques.

The debt securities held by the UK with-profits fund at 31 December 2008 of £12,341 million include US securities managed by PPM America with a value of £8,773 million. This amount comprises £8,738 million in respect of securities for which the fair value has been measured using valuation techniques for which all inputs significant to the measurement are based on observable market data. This categorisation corresponds to ‘Level 2’ assets under amendments to IFRS 7. £35 million is in respect of securities for which the fair value has been measured using valuation techniques that include any input significant to the measurement that is not based on observable market data i.e. ‘Level 3’ securities.

For the UK operations, in accordance with the Group’s Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group’s Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading in these assets.

Of the debt securities valued using valuation techniques of £37,319 million (2007: £30,145 million) at 31 December 2008, debt securities with a fair value of £24,246 million (2007: £18,996 million) were held by the US insurance operations.

The £24,246 million value at 31 December 2008 comprises ‘Level 2’ and ‘Level 3’ securities with values of £20,564 million and £3,681 million, respectively. Typical inputs used in pricing these debt securities include, but are not limited to, reported trades, benchmark yields, credit spreads, liquidity premiums, and/or estimated cash flows based on default and prepayment assumptions.

The majority of the debt securities of the US insurance operations are priced by independent pricing services and included as ‘Level 2’ securities. As a result of typical trading volumes and the lack of quoted market prices for most debt securities, independent pricing services will normally derive the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable information. If there are no reported trades, the independent pricing services and brokers may use matrix or pricing model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at relevant market rates.

Debt securities of US insurance operations valued using internally derived valuation techniques in 2008 include certain asset-backed securities which had previously been valued using prices provided by a pricing service or brokers in the context of active markets. The current market dislocations have caused a reassessment of the valuation process for these asset-backed securities. In particular, beginning at the end of the third-quarter of 2008, the external prices obtained for certain asset-backed securities were deemed to be inappropriate in the current market conditions. For the valuations at 31 December 2008, the US operations have therefore utilised internal valuation models, provided by PPM America, to derive fair values for all non-agency residential mortgage-backed securities and asset-backed securities and certain commercial mortgage-backed securities. Details of these asset-backed securities are provided in notes B6 and D3. The techniques used by PPM America include cash flow models based on spreads and, when available, market indices. The models used begin with current spread levels of similarly-rated securities to determine the market discount rate for the security. Additional risk premiums for illiquidity and non-performance are incorporated, if warranted, and included in the discount rate. Cash flows, as estimated by PPM America using issuer-specific default statistics and prepayment assumptions, are discounted to determine an estimated fair value. The use of internal valuation models has resulted in a fair value of these securities that was higher than those provided from pricing services and brokers of £760 million on a total amortised cost of £3.5 billion.

The equity securities and other investments which included property and other partnerships in investment pools, venture investments and derivative assets and derivative liabilities as shown on the table above are valued using valuation techniques which apply less readily observable market factors and more non-observable factors than the matrix pricing technique as used for the majority of the debt securities.

The total amount of the change in fair value estimation using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognised in the income statement in 2008 was a gain of £355 million (2007: gain of £288 million) for the with-profits fund investments. The gain in 2008 reflects an underlying loss which is more than offset by the exchange gains of the foreign currency denominated investments of the with-profits fund. Changes in values of assets of the with-profits funds are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in values of securities held by with-profits funds have no direct effect on the profit or loss attributable to shareholders or shareholders’ equity.

Notes on the Group financial statements
G: Financial assets and liabilities
continued

G1: Financial instruments – designation and fair values continued

The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates, recognised in the income statement in 2008 and which was attributable to shareholders, was a loss of £685 million (2007: gain of £116 million).

The 2007 comparatives shown above differ from the previously published information for the inclusion of the financial investments for which prices have been provided by independent third-parties, such as pricing services and brokers, and for which the prices have been derived using valuation techniques by these providers. The previously published 2007 information included only the financial investments valued internally using valuation techniques.

Interest income and expense

The interest income on financial assets not at fair value through profit and loss for the year ended 31 December 2008 from continuing operations was £2,532 million (2007: £2,016 million).

The interest expense on financial liabilities not at fair value through profit and loss for the year ended 31 December 2008 from continuing operations was £645 million (2007: £699 million).

G2: Market risk

Interest rate risk

The following table shows an analysis of the classes of financial assets and liabilities and their direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities is analysed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

	2008 £m			
	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
Financial assets				
Cash and cash equivalents	–	–	5,955	5,955
Deposits	1,126	6,084	84	7,294
Debt securities	89,353	5,532	339	95,224
Loans	6,979	3,485	27	10,491
Other investments (including derivatives)	1,539	686	4,076	6,301
	98,997	15,787	10,481	125,265
Financial liabilities				
Core structural borrowings of shareholder-financed operations	2,958	–	–	2,958
Operational borrowings attributable to shareholder-financed operations	1,520	454	3	1,977
Borrowings attributable to with-profits funds	729	482	97	1,308
Obligations under funding, securities lending and sale and repurchase agreements	889	4,683	–	5,572
Investment contracts without discretionary participation features	2,885	–	11,616	14,501
Derivative liabilities	1,185	785	2,862	4,832
Other liabilities	218	105	567	890
	10,384	6,509	15,145	32,038

256 Prudential plc Annual Report 2008

	2007 £m			
	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
Financial assets				
Cash and cash equivalents	–	–	4,951	4,951
Deposits	678	7,211	–	7,889
Debt securities	76,481	7,503	–	83,984
Loans	4,319	3,605	–	7,924
Other investments (including derivatives)	664	285	3,447	4,396
	82,142	18,604	8,398	109,144
Financial liabilities				
Core structural borrowings of shareholder-financed operations	2,492	–	–	2,492
Operational borrowings attributable to shareholder-financed operations	2,743	331	7	3,081
Borrowings attributable to with-profits funds	451	441	95	987
Obligations under funding, securities lending and sale and repurchase agreements	594	3,487	–	4,081
Investment contracts without discretionary participation features	1,922	–	12,110	14,032
Derivative liabilities	244	145	691	1,080
Other liabilities	178	98	515	791
	8,624	4,502	13,418	26,544

Liquidity analysis

	2008 £m							
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total carrying value
Financial liabilities								
Core structural borrowings of shareholder-financed operations[H13]	249	–	–	801	–	849	1,059	2,958
Operational borrowings attributable to shareholder-financed operations[H13]	1,584	339	–	–	–	54	–	1,977
Borrowings attributable to with-profits funds[H13]	272	580	278	–	–	78	100	1,308
Obligations under funding, securities lending and sale and repurchase agreements	5,572	–	–	–	–	–	–	5,572
Derivative liabilities	3,066	448	266	408	156	488	–	4,832
Other liabilities	646	11	5	–	–	–	228	890
	11,389	1,378	549	1,209	156	1,469	1,387	17,537

	2007 £m							
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total carrying value
Financial liabilities								
Core structural borrowings of shareholder-financed operations[H13]	–	248	–	366	315	801	762	2,492
Operational borrowings attributable to shareholder-financed operations[H13]	2,618	51	355	–	–	57	–	3,081
Borrowings attributable to with-profits funds[H13]	103	232	265	–	–	83	304	987
Obligations under funding, securities lending and sale and repurchase agreements	4,081	–	–	–	–	–	–	4,081
Derivative liabilities	684	174	10	33	6	173	–	1,080
Other liabilities (including derivatives)	630	7	2	–	–	–	152	791
	8,116	712	632	399	321	1,114	1,218	12,512

Financial statements
G

257

Notes on the Group financial statements
G: Financial assets and liabilities
continued

G2: Market risk continued

The table below shows the maturity profile for investment contracts on an undiscounted basis to the nearest billion. This maturity profile has been based on the cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

	2008 £bn						
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undiscounted value
Life assurance investment contracts	3	18	12	12	9	13	67

	2007 £bn						
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undiscounted value
Life assurance investment contracts	3	12	16	16	15	25	87

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £8 billion (2007: £8 billion) which has no stated maturity.

This table has been prepared on an undiscounted basis and accordingly the amounts shown for life assurance investment contracts differ from those disclosed on the balance sheet. Durations of long-term business contracts, covering insurance and investment contracts, on a discounted basis are included in section D.

Credit risk

Of the total loans and receivables held £21 million (2007: £5 million) are past their due date but have not been impaired. Of the total past due but not impaired, £21 million (2007: £5 million) are less than one year past their due date. The Group expects full recovery of these loans and receivables. Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £1 million (2007: £nil).

There was no collateral held against loans that are past due and impaired or that are past due but not impaired at 31 December 2008 (2007: £nil).

In addition, during the year the Group took possession of £66 million (2007: £7 million) of other collateral held as security, which mainly consists of assets that could be readily convertible into cash.

Currency risk

As at 31 December 2008, the Group held 20 per cent (2007: 19 per cent) and 13 per cent (2007: 13 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

The financial assets, of which 77 per cent (2007: 86 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

The financial liabilities, of which 38 per cent (2007: 19 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 below).

The amount of exchange gains recognised in the income statement in 2008, except for those arising on financial instruments measured at fair value through profit and loss, is £638 million (2007: £102 million). This constitutes £32 million (2007: £109 million) gains on Medium Term Notes (MTN) liabilities and £606 million of net gains (2007: £7 million net losses), mainly arising on investments of the PAC with-profits fund. The gains on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

258 Prudential plc Annual Report 2008

G3: Derivatives and hedging

Derivatives

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The total fair value balances of derivative assets and liabilities as at 31 December 2008 were as follows:

	2008 £m					
	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	1,326	675	15	74	280	2,370
Derivative liabilities	(3,401)	(863)	(32)	(292)	(244)	(4,832)
	(2,075)	(188)	(17)	(218)	36	(2,462)

	2007 £m					
	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	571	390	15	118	3	1,097
Derivative liabilities	(689)	(158)	(2)	(186)	(45)	(1,080)
	(118)	232	13	(68)	(42)	17

The above derivative assets are included in 'other investments' in the primary statements.

The notional amount of the derivatives, distinguishing between UK insurance and US operations, was as follows:

	2008 £m			
	UK insurance operations Notional amount on which future payments are based		US insurance operations Notional amount on which future payments are based	
As at 31 December 2008	Asset	Liability	Asset	Liability
Cross-currency swaps*	838	1,014	448	218
Equity index call options	17	32	–	–
Swaptions	980	980	28,863	–
Futures	3,286	4,055	–	460
Forwards*	14,315	16,489	–	–
Inflation swaps	2,559	2,482	–	–
Credit default swaps	123	14	–	–
Single stock options	1	1	–	–
Credit derivatives	–	–	31	177
Put options	–	–	6,573	–
Equity options	2	4	3,785	5
Total return swaps	479	514	–	313
Interest rate swaps*	5,074	5,245	1,704	4,514

* In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £1,503 million (2007: £730 million) and £605 million (2007: £1,401 million) respectively, forward currency contracts assets and liabilities with notional amounts of £1,419 million (2007: £983 million) and £2,310 million (2007: £773 million) respectively, interest rate swaps assets and liabilities of £1,407 million (2007: £2,799 million) and of £2,316 million (2007: £1,563 million), respectively, and cliquet options assets of £1,525 million (2007: £nil).

Financial statements G

259

Notes on the Group financial statements
G: Financial assets and liabilities
continued

G3: Derivatives and hedging continued

	2007 £m			
	UK insurance operations Notional amount on which future payments are based		US insurance operations Notional amount on which future payments are based	
As at 31 December 2007	Asset	Liability	Asset	Liability
Cross-currency swaps*	658	648	602	–
Equity index call options	–	23	–	–
Swaptions	1,125	–	25,620	1,005
Futures	1,905	2,176	–	371
Forwards*	17,243	17,635	–	–
Inflation swaps	1,758	1,319	–	–
Credit default swaps	4,181	59	–	–
Single stock options	–	–	–	–
Credit derivatives	–	–	3	20
Put options	–	–	3,642	–
Equity options	–	–	5,545	11
Total return swaps	956	955	226	–
Interest rate swaps*	4,335	4,663	1,708	3,587

*In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £1,503 million (2007: £730 million) and £605 million (2007: £1,401 million) respectively, forward currency contracts assets and liabilities with notional amounts of £1,419 million (2007: £983 million) and £2,310 million (2007: £773 million) respectively, interest rate swaps assets and liabilities of £1,407 million (2007: £2,799 million) and of £2,316 million (2007: £1,563 million), respectively, and cliquet options assets of £1,525 million (2007: £nil).

These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. See also note D3 for use of derivatives by the Group's US operations.

The Group uses various interest rate derivative instruments such as interest rate swaps to reduce exposure to interest rate volatility.

The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. See also note G2 above. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investment portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

Some of the Group's products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39.

260 Prudential plc Annual Report 2008

Fair value hedges

The Group uses interest rate derivatives to hedge the interest exposures on its US$1 billion, 6.5 per cent perpetual subordinated capital securities and US$300 million, 6.5 per cent perpetual subordinated capital securities. Where the hedge relationship is de-designated and re-designated, the fair value adjustment to the hedged item up to the point of de-designation continues to be reported as part of the basis of the hedged item and is amortised to the income statement based on a recalculated effective interest rate over the residual period to the first break clause date of the perpetual subordinated capital securities.

In addition, Jackson had a common stock equity collar hedge entered into in March 2005. This was to protect Jackson’s unrealised gain of US$5.9 million on an equity investment. The hedge expired in March 2008.

The fair value of the derivatives designated as fair value hedges above at 31 December 2008, were an asset of £17 million and liabilities of £nil (2007: asset of £5 million and liabilities of £25 million). Movements in the fair value of the hedging instruments of a net loss of £4 million (2007: net gain of £6 million) and the hedged items of a net gain of £7 million (2007: net loss of £4 million) are recorded in the income statement in respect of the fair value hedges above.

Cash flow hedges

Following the sale of Egg in 2007, the Group has no cash flow hedges in place.

Net investment hedges

The Group has entered into a series of one to three-month period forward currency transactions which together form a

US$2 billion net investment hedge of the currency exposure of the net investments in the US operations. The forward currency contracts were renewed throughout 2008 and 2007. The forward currency contracts in place at 31 December 2008 expire in January 2009. In December 2008, the Group de-designated the US$2 billion forward currency contract and re-designated only US$600 million of the forward currency contract as a partial net investment hedge of the currency exposure of the net investments in the US operations. The change reflected consideration of the direct US dollar exposure for accounting purposes, and the indirect offsetting exposure within the Group’s IGD solvency reporting. The fair value of the forward currency contracts at 31 December 2008 was a liability of £56 million (2007: a liability of £44 million), of which £17 million (2007: a liability of £44 million) was designated as a net investment hedge of the currency exposure of the net investments in the US operations.

In addition, the Group has designated perpetual subordinated capital securities totalling US$1.55 billion as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £1,059 million (2007: £763 million) as at 31 December 2008. The foreign exchange loss of £299 million (2007: gain of £13 million) on translation of the borrowings to pounds sterling at the balance sheet date is recognised in the translation reserve in shareholders’ equity.

The net investment hedges were 100 per cent effective.

G4: Derecognition and collateral

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third-parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group’s consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At 31 December 2008, the Group had lent £12,617 million (2007: £17,172 million) (of which £9,701 million (2007: £11,461 million) was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £13,497 million (2007: £18,125 million) (of which £9,924 million (2007: £12,105 million) was held by the PAC with-profits fund).

At 31 December 2008, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £588 million (2007: £1,361 million), together with accrued interest.

Collateral and pledges under derivative transactions

At 31 December 2008, the Group had pledged £1,154 million (2007: £260 million) for liabilities and held collateral of £829 million (2007: £292 million) in respect of over-the-counter derivative transactions.

Notes on the Group financial statements G: Financial assets and liabilities continued

G5: Impairment of financial assets

In accordance with the Group’s accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers’ share of insurance contract liabilities.

During the year ended 31 December 2008, impairment losses of £525 million (2007: £184 million) were recognised for available-for-sale securities and loans and receivables. These were £497 million (2007: £35 million) in respect of available-for-sale securities held by Jackson and £28 million (2007: £149 million) in respect of loans and receivables. The 2008 impairment charge for loans and receivables of £28 million relates primarily to loans held by the UK with-profits fund. The 2007 impairment charge of £149 million related to loans and advances to customers in the discontinued banking operations during the period of ownership.

Impairment losses recognised on available-for-sale securities amounted to £497 million (2007: £35 million). Of this amount, 8 per cent (2007: 14 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities the top five individual corporate issuers made up 27 per cent (2007: 57 per cent), reflecting a deteriorating business outlook of the companies concerned.

The impairment losses have been recorded in ‘investment income’ in the income statement.

In 2008, the Group realised gross losses on sales of available-for-sale securities of £184 million (2007: £86 million) with 55 per cent (2007: 46 per cent) of these losses related to the disposal of fixed maturity securities of six (2007: six) individual issuers, which were disposed of to rebalance the portfolio in the US operations in response to the unstable mortgage lending The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described in note A3. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

For 2008 the amounts of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £3,178 million (2007: £439 million). Notes B1 and D3 provide further details on the impairment charges and unrealised losses of Jackson’s available-for-sale securities.

262 Prudential plc Annual Report 2008

H: Other information on balance sheet items

H1: Intangible assets attributable to shareholders

a Goodwill

	2008 £m	2007 £m
Cost		
At 1 January and 31 December	**1,461**	1,461
Aggregate impairment		
At 1 January and 31 December	**(120)**	(120)
Net book amount at 31 December	**1,341**	1,341

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash generating units (CGUs) for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. An allocation to CGUs of the Group's goodwill attributable to shareholders is shown below:

	2008 £m	2007 £m
M&G	**1,153**	1,153
Other	**188**	188
	1,341	1,341

'Other' represents goodwill amounts allocated across CGUs in Asia and US operations. These goodwill amounts are not individually material.

Assessment of whether goodwill may be impaired

With the exception of M&G, the goodwill attributable to shareholders in the balance sheet mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS balance sheet may be impaired.

Goodwill is tested for impairment by comparing the CGUs carrying amount, excluding any goodwill, with its recoverable amount.

M&G

The recoverable amount for the M&G CGU has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the component businesses of M&G (based upon management projections).

The discounted cash flow valuation has been based on a five-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

i The set of economic, market and business assumptions used to derive the five-year plan. The direct and secondary effects of recent developments, e.g. the fall in global equity markets, are considered in arriving at the expectations for the financial projections for the plan.

ii The assumed growth rate on forecast cash flows beyond the terminal year of the budget. A growth rate of 2.5 per cent has been used to extrapolate beyond the plan period.

iii The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent has been applied to post-tax cash flows. This represents an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of five per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

iv That asset management contracts continue on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the carrying amount of M&G to exceed its recoverable amount.

Financial statements
G/H

263

Notes on the Group financial statements H: Other information on balance sheet items continued

H1: Intangible assets attributable to shareholders continued

Japanese life company

The aggregate goodwill impairment of £120 million at 31 December 2008 and 2007 relates to the goodwill held in relation to the Japanese life operation which was impaired in 2005.

b Deferred acquisition costs and other intangible assets

Deferred acquisition costs and other intangible assets in the Group consolidated balance sheet attributable to shareholders consist of:

2008 £m 2007 £m

Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4 5,097 2,644

Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4 108 113

5,205 2,757

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 64 59

Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4 1 4

Distribution rights 79 16 144 79

Total of deferred acquisition costs and other intangible assets 5,349 2,836

Arising in:

UK insurance operations 134 157

US insurance operations 3,962 1,928

Asian insurance operations 1,247 745

Asset management operations 6 6 5,349 2,836

The movement in the year comprises:

2008 £m 2007 £m

Balance at 1 January 2,836 2,497

Additions 959 717

Amortisation to income statement (551) (424)

Exchange differences 1,035 (42)

Change in shadow DAC (note D3 (i)) 1,070 88

Balance at 31 December 5,349 2,836

Deferred acquisition costs related to insurance contracts attributable to shareholders

The movement in deferred acquisition costs relating to insurance contracts attributable to shareholders is as follows:

2008 £m 2007 £m

Deferred acquisition costs at 1 January 2,644 2,315

Additions 887 694

Amortisation (520) (410)

Exchange differences 1,016 (44)

Change in shadow DAC 1,070 89

Deferred acquisition costs at 31 December 5,097 2,644

264 Prudential plc Annual Report 2008

Deferred acquisition costs related to investment management contracts attributable to shareholders

Incremental costs associated with the origination of investment management contracts written by the Group’s insurance and asset management businesses are capitalised and amortised as the related revenue is recognised. Deferred acquisition costs related to investment management contracts are all internally generated.

Amortisation of this intangible asset is included in the ‘acquisition costs and other operating expenditure’ line in the income statement.

2008 £m 2007 £m

At 1 January

Gross amount 136 130

Accumulated amortisation (23) (20)

Net book amount 113 110

Additions (through internal development) 12 7

Amortisation (17) (3)

Other charges – (1)

At 31 December 108 113

Comprising:

Gross amount 148 136

Accumulated amortisation (40) (23)

Net book amount 108 113

Present value of acquired in-force business of long-term business contracts attributable to shareholders

Prior to the adoption of IFRS 4, the present value of acquired in-force business (PVAIF) was accounted for under UK GAAP. On 1 January 2005, following the adoption of IFRS 4, PVAIF relating to investment contracts without discretionary participation features, which was previously included within long-term business, is removed and replaced by an asset representing the present value of the future profits of the asset management component of these contracts, where applicable. These contracts are accounted for under the provisions of IAS 18. The remainder of the PVAIF balance relates to insurance contracts and is accounted for under UK GAAP as permitted by IFRS 4.

The present value of future profits of acquired asset management contracts relates to unit-linked contracts acquired as part of the M&G acquisition in 1999.

Amortisation is charged to the ‘acquisition costs and other operating expenditure’ line in the income statement over the period of provision of asset management services as those profits emerge.

2008 £m 2007 £m

Insurance    Investment    Insurance    Investment

contracts    management    contracts    management

At 1 January

Cost 161 12 220 12

Accumulated amortisation (102) (8) (154) (6)

Net book amount 59 4 66 6

Exchange differences 14 – 2 –

Amortisation charge (9) (3) (9) (2)

At 31 December 64 1 59 4

Comprising:

Cost 184 12 161 12

Accumulated amortisation (120) (11) (102) (8)

Net book amount 64 1 59 4

Notes on the Group financial statements
H: Other information on balance sheet items
continued

H1: Intangible assets attributable to shareholders continued

Distribution rights attributable to the Asian insurance operations

Distribution rights relate to facilitation fees paid in respect of the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

	2008 £m	2007 £m
At 1 January		
Gross amount	16	–
Accumulated amortisation	0	–
	16	–
Additions	62	16
Amortisation charge	(4)	–
Exchange differences	5	–
At 31 December	79	16
Comprising:		
Gross amount	84	16
Accumulated amortisation	(5)	–
	79	16

H2: Intangible assets attributable to with-profits funds

a Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2008 £m
Goodwill	
Carrying value at 1 January 2008	192
Amortisation charge	–
Impairment	(18)
At 31 December 2008	174

All the goodwill relates to the UK and the insurance operations segments.

Following the sale by the Group of PPM Capital in November 2007, the only venture fund investment consolidated by the Group relates to an investment by PAC with-profits fund managed by M&G. The goodwill shown in the table above relates to this venture fund investment. Goodwill is tested for impairment for this investment by comparing the investment's carrying value with its recoverable amount. The recoverable amount of the investment was determined by calculating its fair value less costs to sell. At 31 December 2008, following the impairment testing carried out, £18 million of the goodwill was deemed to be impaired and written off accordingly.

The impairment charge of £18 million is recorded under 'acquisition costs and other operating expenditure' but is also taken account of in determining the charge/credit in the income statement for the transfer to the liability for unallocated surplus of with-profits funds.

b Deferred acquisition costs and other intangible assets

Other intangible assets in the Group consolidated balance sheet attributable to with-profit funds consist of:

	2008 £m	2007 £m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profit fund	13	19
Distribution rights attributable to with-profit funds of the Asian insurance operations	113	–
	126	19

266 Prudential plc Annual Report 2008

Deferred acquisition costs related to insurance contracts attributable to the PAC with-profit fund

The movement in deferred acquisition costs relating to insurance contracts attributable to the PAC with-profit fund is as follows:

2008 £m 2007 £m

At 1 January 19 31

Additions – 1

Amortisation charge (6) (13)

At 31 December 13 19

The above costs relate to non-participating business written by the PAC with-profits sub-fund. No deferred acquisition costs are established for the participating business.

Distribution rights attributable to with-profit funds of the Asian insurance operations

Distribution rights relate to facilitation fees paid in relation to the banc assurance partnership arrangements in Asia for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

2008 £m

Gross amount –

Accumulated amortisation – –

Additions 115

Amortisation charge (2)

Exchange differences –

At 31 December 113

Comprising:

Gross amount 115

Accumulated amortisation (2)

113

H3: Reinsurers’ share of insurance contract liabilities

2008 £m 2007 £m

Insurance contract liabilities 1,176 724

Claims outstanding 64 59

1,240 783

The movement on reinsurers’ share of insurance contract liabilities is as follows:

2008 £m 2007 £m

At 1 January 724 878

Movement in the year 243 (147)

Foreign exchange translation differences 209 (7)

At 31 December 1,176 724

Notes on the Group financial statements H: Other information on balance sheet items continued

H4: Tax assets and liabilities

Assets

Of the £657 million (2007: £285 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Deferred tax asset

2008 £m 2007 £m

Unrealised losses on investments 1,267 129

Balances relating to investment and insurance contracts 12 2

Short-term timing differences 1,282 770

Capital allowances 16 20

Unused deferred tax losses 309 30

Total 2,886 951

The deferred tax asset at 31 December 2008 and 2007 arises in the following parts of the Group.

2008 £m 2007 £m

UK insurance operations:

SAIF 7 1

PAC with-profits fund (including PAL) 272 93

Other 234 11

US insurance operations 1,969 657

Asian insurance operations 101 73

Other operations 303 116

2,886 951

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The significant increases in 2008 reflect the incidence of unrealised losses on the fixed income securities of US insurance operations, for which there is the intent and ability to hold for the longer term. In addition, deferred tax balances to UK shareholder-backed insurance business has increased reflecting losses carried forward on the tax basis which reflects the regulatory basis.

The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2008 results and balance sheet position at 31 December 2008, the possible tax benefit of approximately £211 million (2007: £280 million), which may arise from capital losses valued at approximately £1 billion (2007: £1.4 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £678 million (2007: £112 million), which may arise from tax losses and other potential temporary differences totalling £2.2 billion (2007: £350 million) is sufficiently uncertain that it has not been recognised. Forecasts as to when the tax losses and other temporary differences are likely to be utilised indicate that they may not be utilised in the short term.

268 Prudential plc Annual Report 2008

Liabilities

Of the £842 million (2007: £1,237 million) current tax liability, it is not practicable to estimate how much is expected to be settled in one year or less due to the uncertainty over when outstanding issues will be agreed with HM Revenue & Customs.

Deferred tax liability

2008 £m 2007 £m

Unrealised gains on investments 765 2,098

Balances relating to investment and insurance contracts 968 599

Short-term timing differences 1,490 693

Capital allowances 6 12

3,229 3,402

Unprovided deferred income tax liabilities on temporary differences associated with investments in subsidiaries, associates and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

Discounting

Deferred tax asset and liability balances have not been discounted.

H5: Accrued investment income and other debtors

2008 £m 2007 £m

Accrued investment income

Interest receivable 1,775 1,434

Other 738 589

Total 2,513 2,023

Other debtors

Premiums receivable:

From policyholders 194 154

From intermediaries 17 13

From reinsurers 253 104

Other 768 638

Total 1,232 909

Total accrued investment income and other debtors 3,745 2,932

Of the £3,745 million (2007: £2,932 million) of accrued investment income and other debtors, £114 million (2007: £64 million)

is expected to be settled after one year or more.

Notes on the Group financial statements
H: Other information on balance sheet items
continued

H6: Property, plant and equipment

Property, plant and equipment comprise Group occupied properties, development property and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group occupied property £m	Development property £m	Tangible assets £m	Continuing operations £m	Discontinued operations £m	Total £m
At 1 January 2007						
Cost	225	479	917	1,621	226	1,847
Accumulated depreciation	(33)	–	(518)	(551)	(163)	(714)
Net book amount	192	479	399	1,070	63	1,133
Year ended 31 December 2007						
Opening net book amount	192	479	399	1,070	63	1,133
Exchange differences	2	–	1	3	–	3
Depreciation charge	(48)	–	(50)	(98)	(9)	(107)
Additions	71	48	109	228	3	231
Arising on acquisition of subsidiaries	5	–	33	38	–	38
Disposal of subsidiaries	–	–	–	–	(57)	(57)
Deconsolidated venture fund investments[I6]	(69)	–	(261)	(330)	–	(330)
Disposals	(2)	–	(25)	(27)	–	(27)
Reclassification from held for investment	–	120	–	120	–	120
Reclassification from held for sale	–	8	–	8	–	8
Closing net book amount	151	655	206	1,012	–	1,012
At 1 January 2008						
Cost	172	655	612	1,439	–	1,439
Accumulated depreciation	(21)	–	(406)	(427)	–	(427)
Net book amount	151	655	206	1,012	–	1,012
Year ended 31 December 2008						
Opening net book amount	**151**	**655**	**206**	**1,012**		**1,012**
Exchange differences	**45**	**–**	**40**	**85**		**85**
Depreciation charge	**(3)**	**–**	**(67)**	**(70)**		**(70)**
Additions	**3**	**152**	**85**	**240**		**240**
Disposals	**(1)**	**–**	**(23)**	**(24)**		**(24)**
Reclassification from (to) held for investment	**68**	**(676)**	**–**	**(608)**		**(608)**
Closing net book amount	**263**	**131**	**241**	**635**		**635**
At 31 December 2008						
Cost	**292**	**131**	**717**	**1,140**		**1,140**
Accumulated depreciation	**(29)**	**–**	**(476)**	**(505)**		**(505)**
Net book amount	**263**	**131**	**241**	**635**		**635**

All additions arising on acquisition of subsidiaries in 2007 related to acquisitions of venture investment subsidiaries of the PAC with-profits fund.

270 **Prudential plc** Annual Report 2008

Capital expenditure: property, plant and equipment by primary segment

2008 £m 2007 £m

Insurance operations 212 206

Asset management 13 11

Unallocated corporate 16 11

Continuing operations 241 228

Discontinued banking operations – 3

Total 241 231

Capital expenditure: property, plant and equipment by secondary segment

2008 £m 2007 £m

UK 173 145

US 20 33

Asia 48 50

Continuing operations 241 228

Discontinued banking operations – 3

Total 241 231

H7: Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

2008 £m 2007 £m

At 1 January 13,688 14,491

Additions:

Resulting from acquisitions 1,414 1,707

Resulting from expenditure capitalised 218 128

Resulting from acquisitions through business combinations 463 –

Disposals (1,010) (1,378)

Net loss from fair value adjustments (3,784) (1,128)

Net foreign exchange differences 395 14

Transfers to held for sale assets –(25)

Transfers from (to) development properties 676(121)

Transfers to owner occupied properties (68) –

At 31 December 11,992 13,688

The income statement includes the following items in respect of investment properties:

2008 £m 2007 £m

Rental income from investment properties 726 670

Direct operating expenses (including repairs and maintenance expenses)

arising from investment properties:

That generated rental income during the year 109 117

That did not generate rental income during the year 1 –

Total direct operating expenses 110 117

Notes on the Group financial statements H: Other information on balance sheet items continued

H7: Investment properties continued

Investment properties of £3,559 million (2007: £3,665 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the balance sheet date, and their present value is shown below:

2008 £m 2007 £m

Future minimum lease payments at 31 December 963 979

Future finance charges on finance leases (863)(877)

Present value of minimum lease payments 100 102

Future minimum lease payments are due as follows:

Less than 1 year 5 5

1 to 5 years 22 22

Over 5 years 936 952

Total 963 979

The present values of these minimum lease payments are:

Less than 1 year 5 5

1 to 5 years 22 22

Over 5 years 73 75

Total 100 102

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. Contingent rent recognised as an expense in 2008 amounted to £nil (2007: £14 million). Contingent rents recognised as income in the year amounted to £nil (2007: £26 million).

The Group’s policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

2008 £m 2007 £m

Less than 1 year 742 679

1 to 5 years 2,599 2,464

Over 5 years 9,106 8,266

Total 12,447 11,409

The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings at 31 December 2008 are £3,730 million (2007: £2,746 million).

272 Prudential plc Annual Report 2008

H8: Investments in associates and joint ventures

Investments in associates

The Group had four associates at 31 December 2008 (2007: four) that are accounted for using the equity method. The Group’s associates are a 30 per cent interest in The Nam Khang, a Vietnamese property developer, a 30 per cent interest in Apollo Education and Training Organisation Vietnam, a 25 per cent interest in OYO Developments Limited, and a 26.8 per cent interest in IFonline Group Limited (IFonline).

The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

Associates accounted for using the equity method

Equity accounting is applied to IFonline based on its reporting period of the year to 30 November and is adjusted for material changes up to 31 December. Accordingly, the information is deemed to cover the same period as that of the Group.

A summary of the movements in investments in associates accounted for using the equity method in 2008 and 2007 is set out below:

Total

Share of Share of Share of carrying

capital reserves net assets Goodwill value

£m £m £m £m £m

Balance at 1 January 2007 4(5)(1) 7 6

Acquisitions 5 – 5 1 6

Share of profit for the year after tax – – – – –

Balance at 31 December 2007 9(5) 4 8 12

Impairment of goodwill – – –(6)(6)

Exchange translation and other movements 3 1 4 – 4

Share of loss for the year after tax – – – – –

Balance at 31 December 2008 12(4) 8 2 10

There have been no changes recognised directly in the equity of associates that would also be recognised directly in equity by the Group.

The Group’s share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at 31 December 2008 and 2007 is as follows:

2008 £m 2007 £m

Financial position

Total assets (excluding goodwill) 12 7

Total liabilities (4) (3)

Net assets 8 4

Results of operations

Revenue 3 5

Profit in the year – –

Associates carried at fair value through profit and loss

The Group’s associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralised debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at

31 December 2008 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £4 billion (2007: £2 billion) at

31 December 2008.

The aggregate assets of these associates are approximately £8 billion (2007: £9 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £2 billion (2007: £2 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.8 billion (2007: £0.5 billion) and net loss in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.3 billion (2007: profit of £0.2 billion).

Notes on the Group financial statements H: Other information on balance sheet items continued

H8: Investments in associates and joint ventures continued

Investments in joint ventures

Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group’s significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Notes on the Group financial statements
H: Other information on balance sheet items
continued

H8: Investments in associates and joint ventures continued

Investments in joint ventures

Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India
BOCI – Prudential Asset Management Limited	36	Pensions	China
PruHealth	50	Private medical insurance	UK
CITIC – Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC Prudential Fund Management Company Limited	49	Asset management	China
Prudential ICICI Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia

In August 2007, the Group increased its stake in CITIC Prudential Fund Management Company Limited from 33 per cent to 49 per cent.

On 29 September 2007, following expiry of the previous management agreement, a revised arrangement was put in place in respect of CITIC – Prudential Life Insurance Company Limited following which the Group's investment has been accounted for as a joint venture. Prior to the change in management agreement CITIC – Prudential Life Insurance Company Limited was accounted for as a subsidiary undertaking. Whilst the management agreement has been revised there has been no change in the Group's level of holding.

The investments noted in the table above have the same accounting year end as the Group, except for ICICI Prudential Life Insurance Company Limited and Prudential ICICI Asset Management Company Limited. Although these investments have reporting periods ending 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information is deemed to cover the same period as that of the Group.

The summarised financial data for the Group's share of investments in joint ventures is as follows:

	2008 £m	2007 £m
Financial position		
Current assets	250	1,277
Non-current assets	1,212	173
Total assets	1,462	1,450
Current liabilities	(159)	(115)
Non-current liabilities	(1,063)	(1,121)
Total liabilities	(1,222)	(1,236)
Net equity	240	214
Results of operations		
Revenues	656	500
Expenses	(649)	(546)
Net profit (loss)	7	(46)

There are several minor service agreements in place between the joint ventures and the Group. During 2008, the aggregate amount of the transactions was £15.9 million (2007: £5.4 million) and the balance outstanding as at 31 December 2008 was £22.5 million (2007: £4.7 million).

The joint ventures have no significant contingent liabilities to which the Group is exposed nor does the Group have any significant contingent liabilities in relation to its interest in the joint ventures.

274 Prudential plc Annual Report 2008

H9: Assets held for sale

Assets held for sale in 2007 of £30 million comprised investment property of the PAC with-profits fund.

Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end. There were no assets held for sale at 31 December 2008.

Gains on disposal of held for sale assets are recorded in ‘investment income’ within the income statement.

H10: Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

2008 £m 2007 £m

Cash 5,362 4,528

Cash equivalents 593 423

Total cash and cash equivalents 5,955 4,951

Cash and cash equivalents held centrally are considered to be available for general use by the Group. These funds amount to £165 million and £394 million at 31 December 2008 and 2007, respectively. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

H11: Shareholders’ equity: Share capital, share premium and reserves

2008 £m 2007 £m

Share capital and share premium

Share capital 125 123

Share premium 1,840 1,828

Reserves

Retained earnings 3,604 4,301

Translation reserve 638 (112)

Available-for-sale reserve (1,149) (78)

Total shareholders’ equity 5,058 6,062

The authorised share capital of the Company is £220 million (2007: £220 million) (divided into 4,000,000,000 (2007: 4,000,000,000) ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and Euros 20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares have been issued. A summary of the ordinary shares in issue is set out below:

Financial statements H

Notes on the Group financial statements
H: Other information on balance sheet items
continued

H11: Shareholders' equity: share capital, share premium and reserves continued

Share capital and share premium

	2007		
	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:			
At the beginning of the year	2,444,312,425	122	1,822
Shares issued under share option schemes	803,818	–	6
Shares issued in lieu of cash dividends	24,900,997	1	175
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	–	–	(175)
At end of the year	2,470,017,240	123	1,828

	2008		
Issued shares of 5p each fully paid:			
At the beginning of the year	**2,470,017,240**	**123**	**1,828**
Shares issued under share option schemes	**2,307,469**	**–**	**12**
Shares issued in lieu of cash dividends	**24,622,979**	**2**	**156**
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	**–**	**–**	**(156)**
At end of the year	**2,496,947,688**	**125**	**1,840**

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2008, there were options outstanding under Save As You Earn schemes to subscribe for 6,825,343 (2007: 9,017,442) shares at prices ranging from 266 pence to 617 pence (2007: 266 pence to 695 pence) and exercisable by the year 2015 (2014). In addition, there are 967,652 (2007: 2,037,220) conditional options outstanding under the RSP and 4,906,234 (2007: 3,485,617) under the GPSP exercisable at nil cost within a 10-year period.

The cost of own shares of £75 million as at 31 December 2008 (2007: £60 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2008, 6.4 million (2007: 6.6 million) Prudential plc shares with a market value of £27 million (2007: £47 million) were held in such trusts. Of this total, 6.0 million (2007: 5.1 million) shares were held in trusts under employee incentive plans. In 2008, the Company purchased 5.4 million (2007: 1.2 million) shares in respect of employee incentive plans at a cost of £27 million (2007: £9 million). The maximum number of shares held in the year was 6.6 million which was at the beginning of the year.

Of the total shares held in trust, 0.4 million (2007: 1.5 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Certain of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2008 was 9.2 million (2007: 4.1 million) and the cost of acquiring these shares of £47 million (2007: £22 million) is included in the cost of own shares. The market value of these shares as at 31 December 2008 was £37 million (2007: £29 million).

Reserves

The translation reserve represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at 1 January 2004, the date of transition to IFRS.

The available-for-sale reserve represents gains or losses arising from changes in the fair value of available-for-sale securities of Jackson, net of the related change in amortisation of deferred income and acquisition costs and of the related tax.

276 **Prudential plc** Annual Report 2008

H12: Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

Insurance Unallocated

contract surplus of with-profits

liabilities funds

£m £m

At 1 January 2007 123,339 13,425

Income and expense included in the income statement 9,604 541

Foreign exchange translation differences (167) (7)

At 31 December 2007 132,776 13,959

At 1 January 2008 132,776 13,959

Income and expense included in the income statement (12,760) (5,815)

Foreign exchange translation differences 16,014 270

At 31 December 2008 136,030 8,414

Note B6 provides further analysis of the movement in the year of the Group’s policyholder liabilities and unallocated surplus of the with-profits funds.

Financial statements H

Notes on the Group financial statements
H: Other information on balance sheet items
continued

H13: Borrowings

Core structural borrowings of shareholder-financed operations

	Innovative Tier 1[*]	Lower Tier 2[*]	Senior[‡]	2008 £m Total	2007 £m Total
Parent company					
Subordinated debt:					
€500m 5.75% Subordinated Notes 2021[note i]		482		**482**	365
€20m Medium-Term Subordinated Notes 2023[note ii]		19		**19**	15
£435m 6.125% Subordinated Notes 2031		427		**427**	427
US$1,000m 6.5% Perpetual Subordinated Capital Securities[note iii]	696			**696**	485
US$250m 6.75% Perpetual Subordinated Capital Securities[note iv]	173			**173**	124
US$300m 6.5% Perpetual Subordinated Capital Securities[notes iv,v]	190			**190**	154
	1,059	928	–	**1,987**	1,570
Senior debt:[‡]					
£249m 5.5% Bonds 2009			249	**249**	248
£300m 6.875% Bonds 2023			300	**300**	300
£250m 5.875% Bonds 2029			249	**249**	249
	–	–	798	**798**	797
Total parent company[†]	**1,059**	**928**	**798**	**2,785**	**2,367**
Jackson					
US$250m 8.15% Surplus Notes 2027[note vi]		173		**173**	125
Total[note vii]	1,059	1,101	798	**2,958**	2,492

[*] These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA Handbook.
[†] Including central finance subsidiaries.
[‡] The senior debt ranks above subordinated debt in the event of liquidation.

Notes

i The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

ii The €20 million Medium-Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

iii Interest on the US$1,000 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.80 per cent. In January 2009, this swap was cancelled.

iv The US$250 million 6.75 per cent borrowings and the US$300 million 6.5 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after 23 March 2010 and 23 March 2011 respectively, into one or more series of Prudential preference shares.

v Interest on the US$300 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.0225 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

vi The Surplus Notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

vii Maturity analysis
The following table sets out the maturity analysis of the Group's core structural borrowings:

	2008 £m	2007 £m
Less than 1 year	249	–
1 to 2 years	–	248
2 to 3 years	–	–
3 to 4 years	–	–
4 to 5 years	–	–
Over 5 years	2,709	2,244
Total	2,958	2,492

278 **Prudential plc** Annual Report 2008

Operational borrowings attributable to shareholder-financed operations

	2008 £m	2007 £m
Borrowings in respect of short-term fixed income securities programmes		
Commercial paper	1,269	2,422
Medium-Term Notes 2008	–	48
Medium-Term Notes 2010	9	7
	1,278	2,477
Non-recourse borrowings of US operationsnote i		
Jacksonnote ii	104	126
Investment subsidiaries	23	9
Piedmont and CDO fundsnote iii	384	456
	511	591
Other borrowings		
Bank loans and overdraftsnote iv	185	6
Obligations under finance leases	3	7
	188	13
Totalnote vi	1,977	3,081

Notes

i In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

ii This represents senior debt issued through the Federal Home Loan Bank of Indianapolis and is secured on collateral posted with FHLB by Jackson. The interest rate on this debt is variable based on a market rate and was 0.47 per cent at 31 December 2008.

iii Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

iv Bank loans and overdrafts include a short-term loan of £130 million in Asian operations (2007: £nil).

v In addition to the operational borrowings shown in the table above, in October 2008 Prudential plc issued £200 million Floating Rate Notes 2009, which were wholly subscribed to by a Group subsidiary. These borrowings have been eliminated on consolidation.

vi Maturity analysis
The following table sets out the maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2008 £m	2007 £m
Less than 1 year	1,584	2,618
1 to 2 years	9	–
2 to 3 years	38	7
3 to 4 years	52	44
4 to 5 years	240	54
Over 5 years	54	358
Total	1,977	3,081

Borrowings attributable to with-profits funds

	2008 £m	2007 £m
Non-recourse borrowings of consolidated investment fundsnote i	1,161	789
£100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plcnote ii	100	100
Other borrowings (predominantly obligations under finance leases)	47	98
Totalnote iii	1,308	987

Notes

i In all instances the holders of the debt instruments issued by these funds do not have recourse beyond the assets of those funds.

ii The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

Financial statements

279

Notes on the Group financial statements
H: Other information on balance sheet items
continued

H13: Borrowings continued

iii Maturity analysis
The following table sets out the maturity analysis of the Group's borrowings attributable to with-profits funds:

	2008 £m	2007 £m
Less than 1 year	272	103
1 to 2 years	12	16
2 to 3 years	150	62
3 to 4 years	418	–
4 to 5 years	–	154
Over 5 years	456	652
Total	1,308	987

H14: Provisions and contingencies

Provisions

	2008 £m	2007 £m
Provision in respect of defined benefit pension schemes:[i]		
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:		
Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	67	98
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	82	85
	149	183
Add back: Investments in Prudential insurance policies	157	172
Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group balance sheet	306	355
Other provisions (see below)	155	220
Total provisions	461	575

Analysis of other provisions:

	2008 £m	2007 £m
At 1 January	220	238
Charged to income statement:		
Additional provisions	48	116
Unused amounts released	(24)	(23)
Used during the year	(101)	(112)
Exchange differences	12	1
At 31 December	155	220
Comprising:		
Legal provisions	23	19
Restructuring provisions	21	35
Other provisions	111	166
Total	155	220

Of the other provisions balance of £155 million (2007: £220 million), £90 million (2007: £77 million) is expected to be settled within one year. Employer contributions expected to be paid into defined benefit pension schemes within one year are shown in note I1.

Legal provisions

The legal provisions of £23 million (2007: £19 million) relate predominantly to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2008, £2 million was paid.

280 Prudential plc Annual Report 2008

Restructuring provisions

Restructuring provisions of £21 million (2007: £35 million) relate to restructuring activities of UK insurance operations.

In 2004 and 2005, UK insurance operations implemented restructurings relating to document management review, streamlining operations, and the relocation of activities to an offshore base in India. In December 2005, the Group announced an initiative for UK insurance operations to work more closely with M&G and in the process facilitate the realisation of substantial annualised pre-tax cost savings and opportunities for revenue synergies.

On 28 November 2007 UK insurance operations announced it had entered into a partnership agreement with Capita Group Plc (Capita) to outsource a large proportion of its in-force and new business policy administration. Under the terms of the proposed agreement, Capita will provide customer servicing, policy administration, new business processing, claims activity and related IT support.

At 1 January 2007, a provision of £72 million was brought forward, and during 2007 an additional £21 million was provided, £14 million of unused provision was released, and £44 million was paid.

During 2008, an additional provision of £4 million was provided, £7 million of unused provision was released, and £11 million was paid.

Other provisions

Other provisions of £111 million (2007: £166 million) include provisions of £95 million (2007: £155 million) relating to staff benefit schemes. During 2008, another £37 million was provided (including exchange movements of £6 million), £15 million of unused provision was released and £82 million was paid. In 2007, a provision of £134 million was brought forward, an additional £78 million was provided, £3 million of unused provision was released and £54 million was paid. Other provisions also include £16 million (2007: £11 million) relating to various onerous contracts where, in 2008, an additional £10 million was provided and £5 million was used. In 2007, £18 million was brought forward, £2 million was provided and £1 million was released and £8 million was paid.

Contingencies and related obligations

Litigation

In addition to the legal proceedings relating to Jackson mentioned above, the Group is involved in other litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

Pension mis-selling review

In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favour of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the FSA), subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by 30 June 2002.

The table below summarises the change in the pension mis-selling provision for the years ended 31 December 2008 and 2007. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2008 £m	2007 £m
Balance at beginning of year	**448**	401
Changes to actuarial assumptions and method of calculation	**(75)**	71
Discount unwind	**20**	22
Redress to policyholders	**(46)**	(41)
Payment of administrative costs	**(2)**	(5)
Balance at end of year	**345**	448

Financial statements

281

Notes on the Group financial statements H: Other information on balance sheet items continued

H14: Provisions and contingencies continued

The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4.

The pension mis-selling provision at 31 December 2008 set out above of £345 million is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 4.0 per cent. The undiscounted amounts at

31 December 2008 expected to be paid in each of the years ending 31 December are as follows:

2008 £m

Year ended 31 December

2009 17

2010 8

2011 9

2012 13

2013 12

Thereafter 572

Total undiscounted amount 631

Aggregate discount(286)

Discounted pension mis-selling provision at 31 December 2008 345

The liability accounting for the contracts which are the subject of the mis-selling provision is reflected in two elements, namely the core policyholder liability determined on the basis applied for other contract liabilities and the mis-selling provision. The overall liability for these contracts remains appropriate in the context of the accounting for policyholder liabilities that determines the calculation of both elements. However, the constituent elements are reallocated and remeasured for the changes arising from the application of the realistic Peak 2 basis of liabilities for the core policyholder liability, as reflected in the IFRS policy improvement to apply the UK GAAP standard FRS 27 as described in section A4.

The FSA periodically updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group’s pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

The costs associated with the pension mis-selling review have been met from the inherited estate (see below). Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

This review was completed on 30 June 2002. The assurance will continue to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, RPI or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies and this is expected to continue for the foreseeable future. Hence removal of the assurance for new business has had no impact on policyholder returns.

In February 2009, the FSA issued a revised consultation paper 09/09 proposing that future payments of compensation and redress for events occurring after 31 July 2009 may only be paid from assets attributable to shareholders.

282 Prudential plc Annual Report 2008

Mortgage endowment products review

In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a programme whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) which were transferred into SAIF. At 31 December 2008, provisions of £5 million (2007: £5 million) in SAL and £40 million (2007: £43 million) in SAIF were held to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

In addition, in the year ended 31 December 2008 Prudential Assurance’s main with-profits fund paid compensation of £1 million (2007: £5 million) in respect of mortgage endowment products mis-selling claims and at 31 December 2008 held a provision of £54 million (2007: £55 million) in respect of further compensation. The movement in this provision has no impact on the Group’s profit before tax.

In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.

Guaranteed annuities

Prudential Assurance used to sell guaranteed annuity products in the UK and at 31 December 2008 held a provision of £42 million (2007: £45 million) within the main with-profits fund to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2008 a provision of £391 million (2007: £563 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, the movement in this provision has no impact on shareholders.

Other matters

Inherited estate of the PAC long-term fund

The assets of the with-profits sub-fund (WPSF) within the long-term fund of The Prudential Assurance Company Limited (PAC) comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate, as working capital, enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Prudential announced in March 2006 that it had begun a process to determine whether it could achieve greater clarity as to the status of the inherited estate through reattribution. In June 2008 Prudential announced that it did not believe that it was in the interests of current or future policyholders or shareholders to continue the reattribution process. This announcement reflects Prudential’s overriding priority which is to maintain the long-term financial security of the WPSF and to continue delivering strong performance for the benefit of its policyholders.

Support for long-term business funds by shareholders’ funds

As a proprietary insurance company, Prudential Assurance is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (‘the excess assets’) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

In 1997, the business of SALAS, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, SAIF, was established within Prudential Assurance’s long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF

Notes on the Group financial statements
H: Other information on balance sheet items
continued

H14: Provisions and contingencies continued

policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF unallocated surplus. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

Guarantees and commitments

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson to be £18 million at 31 December 2008 (2007: £9 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

At 31 December 2008, Jackson has unfunded commitments of £400 million (2007: £181 million) related to its investments in limited partnerships and of £24 million (2007: £104 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

Jackson owns debt instruments issued by two separate securitisation trusts managed by PPM America which are consolidated into the Group accounts, SERVES 2001-6 (SERVES 2) and SERVES 2004-1 (SERVES 3). Jackson has a £50 million debt interest in SERVES 2 and a £33 million debt interest in SERVES 3. The creditors of the entities have no recourse to the general credit of Jackson. During 2008, Jackson entered into 'Option Put and Forbearance Agreements' with the counterparty to these two entities in exchange for the counterparty forbearing its right to initiate forced liquidations of the entities under certain market value triggers. The support provided by the agreements could potentially expose Jackson to maximum losses of £118 million and £103 million for SERVES 2 and SERVES 3, respectively, if circumstances allowed the forbearance period to cease. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

The Group has provided other guarantees and commitments to third-parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

H15: Other liabilities

	2008 £m	2007 £m
Creditors arising from direct insurance and reinsurance operations	552	538
Interest payable	139	76
Other items	199	177
Total	890	791

284 Prudential plc Annual Report 2008

I: Other notes

I1: Staff and pension plans

a Staff and employment costs

The average number of staff employed by the Group during the year were:

	2008	2007
Business operations:		
UK operations	6,231	7,732
US operations	3,298	3,123
Asian operations	20,154	16,807
Venture fund investment subsidiaries of the PAC with-profits fund (see below)	–	21,184
Continuing operations	29,683	48,846
Discontinued banking operations	–	770
Total	29,683	49,616

The costs of employment for continuing operations were:

	2008 £m	2007 £m
Business operations:		
Wages and salaries	791	819
Social security costs	54	62
Other pension costs (see below)	78	96
Pension actuarial and other (gains) losses charged to income statement	(10)	2
	68	98
Venture fund investment subsidiaries of the PAC with-profits fund (see below)	–	423
Total for continuing operations	913	1,402
Discontinued banking operations	–	21
Total	913	1,423

Other pension costs comprises £47 million (2007: £68 million) relating to defined benefit schemes and £31 million (2007: £28 million) relating to defined contribution schemes of continuing operations. Of the defined contribution scheme costs, £21 million (2007: £19 million) related to overseas defined contribution schemes. The £47 million (2007: £68 million) comprises a charge of £29 million (2007: £41 million) relating to PSPS and a charge of £18 million (2007: £27 million) for other schemes.

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS as described in note (b)(i)1 below, the £29 million (2007: £41 million) for PSPS represents the cash cost of contributions for ongoing service of active members and the unwind of discount on the opening provision for deficit funding for PSPS. The charge of £18 million (2007: £27 million) for other schemes comprises a £7 million (2007: £17 million) charge on an economic basis, reflecting the total assets of the schemes, and a further £11 million (2007: £10 million) charge to adjust for amounts invested in Prudential insurance policies to arrive at the IAS 19 basis charge.

The gains of £10 million (2007: loss of £2 million) for actuarial and other gains comprises a loss of £21 million (2007: loss of £7 million) for actuarial and other losses on an economic basis and £31 million actuarial gains (2007: gain of £5 million) to adjust for amounts invested in Prudential insurance policies. The derivation of these amounts is shown in note (b)(i)7 below.

Of the £423 million costs of employment for venture fund investment subsidiaries in 2007, £349 million related to wages and salaries, £70 million related to social security costs and £4 million related to pension costs. Following the change of control arrangements put in place at the same time as the sale by the Group of PPM Capital in November 2007, the Group no longer controls those venture fund investment subsidiaries managed by the sold entity and consequently ceased to consolidate these operations subsequent to this, with the average number of staff employed and costs of employment for 2007 detailed above reflecting the period prior to disposal.

Of the £21 million costs of employment for discontinued banking operations in 2007, £18 million related to wages and salaries, £2 million related to social security costs and £1 million related to pension costs.

b Pension plans

i Defined benefit plans

1 Summary and the effects of the adoption of IFRIC 14

The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). 87 per cent (2007: 87 per cent) of the underlying scheme liabilities of the Group defined benefit schemes are accounted for within PSPS.

Financial statements
I1/I

285

Notes on the Group financial statements I: Other notes continued

I1: Staff and pension plans continued

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at

5 April 2005. This valuation demonstrated the scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million.

As a result, changes were made to the basis of funding for the scheme with effect from that date. Based on that valuation, deficit funding amounts designed to eliminate the actuarial deficit over a 10 year period have been and are being made. Total contributions to the Scheme for deficit funding and employer’s contributions for ongoing service for current employees are expected to be of the order of £70-75 million per annum subject to a reassessment when the subsequent valuation is completed. In 2008, total contributions for the year including expenses and augmentations were £79 million (2007: £82 million). Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity. The PSPS valuation as at 5 April 2008 is currently being finalised.

The deficit of the Scottish Amicable Pension Scheme of £44 million (2007: £54 million) has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholders fund.

The adoption of IFRIC 14

As mentioned in notes A2 and A5, the Group has adopted IFRIC 14 for pension schemes in 2008. The adoption of IFRIC 14, which gives guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset thereby providing reliable and more relevant information. The recognition of an asset is restricted to those that are demonstrably recoverable, either by refund or reduction in future contributions. It also addresses when a minimum funding requirement might give rise to a liability. The assessment of recoverability and any additional liability is made by reference to the terms of the Trust Deed of pension schemes and, unless substantively enacted or contractually agreed, with no account taken of potential changes to current funding arrangements.

This adoption of the principles of IFRIC 14 has had an effect on the Group’s interest in the financial position of the Group’s main UK defined benefit pension scheme, PSPS. The change relates solely to the accounting measurement of the Group’s interest in the financial position of PSPS. Adoption of the principles of IFRIC 14 does not affect the Group’s interest in the Group’s other defined benefit pension schemes.

Under the terms of the Trust Deed, the Group has no unconditional right of refund to any surplus in PSPS. Also, the Group has no ability under the guidance in IFRIC 14 to anticipate a reduction in the level of future contributions for ongoing services from those currently being paid. In addition, the Group currently has a committed five-year deficit funding arrangement in place as agreed with the Trustees of the PSPS following the last triennial valuation of PSPS as at 5 April 2005.

The asset and liabilities of PSPS are unaffected by the impact of the adoption of IFRIC 14. PSPS is managed on an economic basis for the longer-term benefit of its current and deferred pensioners and active members. The surplus in PSPS is available to absorb future adverse asset value movements and, if required, strengthening in mortality assumptions. The fluctuating nature of the surplus is demonstrated by the increase in the underlying gross surplus from £528m at 31 December 2007 to £728m at

31 December 2008.

The summary effect of the adoption of IFRIC 14

In respect of the position at 31 December 2008, the Group has not recognised the underlying PSPS pension surplus of £728 million (£615 million net of deferred tax), reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognised as an asset on its balance sheet under the previous policy. In addition, the Group has recognised a liability for deficit funding to 5 April 2010 of £65 million (£55 million net of deferred tax) in respect of PSPS. Of these, the amounts attributable to shareholders are £223 million (£160 million net of deferred tax) for the surplus not recognised as an asset and £20 million (£15 million net of deferred tax) for the additional liability for deficit funding. In total the impact on shareholders’ equity at 31 December 2008 is a reduction of £175 million as shown below.

The 2007 comparative figures in these consolidated financial statements have been adjusted accordingly for the adoption of IFRIC 14.

286 Prudential plc Annual Report 2008

The effect of the change on the consolidated income statement, earnings per share and consolidated balance sheet are as follows:

Consolidated income statement	2008 Adjustments incorporated in the results	2007 Adjustments made to the previously published results
	Increase (decrease) in profit (£m)	
Investment return	47	4
Benefit and claims and movement in unallocated surplus of with-profits funds	66	205
Other operating expenditure	(173)	(336)
Profit (loss) before tax *(being tax attributable to shareholders' and the policyholders' returns)*	(60)	(127)
Tax attributable to policyholders' returns	11	24
Profits (loss) before tax attributable to shareholders	(49)	(103)
Tax attributable to shareholders' (loss) profit	13	28
Profit (loss) from continuing operations after tax/profit (loss) for the year	(36)	(75)

Earnings per share	Increase (decrease) in earnings per share (in pence)	
Basic and diluted based on profit (loss) from continuing operations attributable to equity holders of the company	(1.5)p	(3.1)p

Consolidated balance sheet	Increase (decrease) in shareholders' equity (£m)	
Deferred tax assets	10	26
Other debtors	(625)	(388)
Policyholders' liability – contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	(103)	(140)
Unallocated surplus of with-profits funds	495	392
Deferred tax liabilities	113	73
Provisions	(65)	(102)
Shareholders' equity	(175)	(139)

Effect on the Group's supplementary analysis of profit and movements in shareholders' equity

	2008 £m			2007 £m		
	Previous basis	Effect of adoption of IFRIC 14	Revised basis	As previously published	Effect of adoption of IFRIC 14	After change
Operating profit based on longer-term investment returns	1,371	(24)	1,347	1,213	(12)	1,201
Short-term fluctuations in investment returns on shareholder-backed business	(1,783)	–	(1,783)	(137)	–	(137)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	11	(25)	(14)	90	(91)	(1)
(Loss) profit before tax	(401)	(49)	(450)	1,166	(103)	1,063
Tax	46	13	59	(382)	28	(354)
(Loss) profit after tax	(355)	(36)	(391)	784	(75)	709
Profits from discontinued operations	–	–	–	241	–	241
Less minority interests	(5)	–	(5)	(3)	–	(3)
(Loss) profit for the year	(360)	(36)	(396)	1,022	(75)	947
Other movements in reserves	(608)	–	(608)	(309)	–	(309)
Shareholders' equity at the beginning of the year	6,201	(139)	6,062	5,488	(64)	5,424
Shareholders' equity at the end of the year	5,233	(175)	5,058	6,201	(139)	6,062

Financial statements

287

Notes on the Group financial statements
I: Other notes
continued

I1: Staff and pension plans continued

As at 31 December 2008, after the effect of the adoption of IFRIC 14, the shareholders' share of the pension liability for PSPS deficit funding obligation and the deficits of the defined benefit pension schemes amounted to a £61 million liability net of related tax relief (2007: £63 million). These amounts are determined after including amounts invested by the M&G scheme in Prudential policies as explained later in this note.

On the economic basis (including investments of the M&G scheme in Prudential policies as assets) for 2008, a £26 million (2007: £35 million) pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result but included in total profits is a pre-tax shareholder loss of £14 million (2007: £1 million).

In addition, also on the economic basis, the PAC with-profits sub-fund was charged £10 million (2007: charge of £23 million) for its share of the pension charge of PSPS and Scottish Amicable and charged with £7 million (2007: £6 million) for its share of net actuarial and other losses on the scheme assets and liabilities. As shareholder profits for the PAC with-profits sub-fund reflects the surplus for distribution, these amounts are effectively absorbed by an increased charge in the income statement for the transfer to the liability for unallocated surplus.

At 31 December 2008, after the effect of the adoption of IFRIC 14, the total share of the liability for deficit funding on PSPS and the deficit on the smaller Scottish Amicable Scheme attributable to the PAC with-profits fund amounted to a liability of £60 million (2007: £88 million) net of related tax relief.

2 Corporate governance

The rules of the Group's largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee's objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, regard is had to the nature and duration of the scheme's liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme's Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

The Trustee reviews strategy, the asset mix benchmark and the Investment Managers' objectives every three years, to coincide with the Actuarial Valuation, or earlier if the Scheme Actuary recommends. Interim reviews are conducted annually based on changing economic circumstances and financial market levels.

The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant asset management agreements, the Investment Managers are authorised to invest in any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee.

The Trustee consults the Principal Employer, the Prudential Assurance Company, on these investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

The investment policies and strategies for the other two UK defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme, which are both final salary schemes, follow similar principles, but have different target allocations reflecting the particular requirements of the schemes.

3 Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2008 %	2007 %
Discount rate*	6.1	5.9
Rate of increase in salaries	5.0	5.3
Rate of inflation	3.0	3.3
Rate of increase of pensions in payment for inflation:		
Guaranteed (maximum 5%)	3.0	3.3
Guaranteed (maximum 2.5%)†	2.5	2.5
Discretionary†	2.5	2.5
Expected returns on plan assets	6.2	5.9

* The discount rate of 6.1% has been determined by reference to an 'AA' corporate bond index adjusted to allow for the difference in duration between the index and the pension liabilities.

† The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes are 3.0 per cent in 2008 (2007: 3.3 per cent).

288 Prudential plc Annual Report 2008

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly in line with that adopted for the 92 series of mortality tables prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries. In 2007, the mortality assumptions were strengthened by including a floor to the medium cohort improvements.

The tables used for PSPS at 31 December 2008 were:

Male: 100 per cent PMA92 with CMIR17 improvements to the valuation date and medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and
Female: 100 per cent PFA92 with CMIR17 improvements to the valuation date and 75 per cent medium cohort improvements subject to a floor of one per cent up to the age of 90 and decreasing linearly to zero by age of 120.

The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2008 years		2007 years	
	Male	Female	Male	Female
Retiring today	26.4	28.4	26.2	28.3
Retiring in 15 years' time	28.9	29.8	28.7	29.3

The mean term of the current PSPS liabilities is around 18 years.

Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and Hazell Carr for the Scottish Amicable scheme, the most recent full valuations have been updated to 31 December 2008, applying the principles prescribed by IAS 19.

4 Summary financial position

The Group liability in respect of defined benefit pension schemes is as follows:

	2008 £m	2007 £m
Economic position:		
Deficit, gross of deferred tax, based on scheme assets held,		
including investments in Prudential insurance policies:		
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(67)	(98)
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	(82)	(85)
Economic deficit – as explained in note 5 below	(149)	(183)
Add back: investments in Prudential insurance policies (offset on consolidation in the Group financial statements against insurance liabilities)	(157)	(172)
Deficit included in balance sheet under IAS 19 – as explained in note 7 below	(306)	(355)

The following disclosures explain the economic position and IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation.

5 Group economic financial position

The economic financial position of the defined benefit pension schemes reflects the total assets of the schemes including investments in Prudential policies. This is to be contrasted with the IAS 19 basis assets of the M&G schemes, as consolidated into the Group balance sheet, which exclude investments in Prudential insurance policies which on the financial statement presentation are offset against policyholder liabilities.

The M&G pension scheme has invested £157 million at 31 December 2008 (2007: £172 million) in Prudential insurance policies. As required by IFRS, this amount of scheme asset is eliminated against the policyholder liability and hence, for the purposes of preparing the consolidated balance sheet, the IAS 19 basis net pension liability is £157 million (2007: £172 million) lower than the 'economic basis' deficit of £149 million (2007: 'economic basis' deficit of £183 million). Additionally, the PSPS scheme has invested £103 million at 31 December 2008 (2007: £140 million) in Prudential insurance policies. However, these assets are not recognised due to the effects of the change in accounting policy for the adoption of IFRIC 14 as described in note 1 above.

Financial statements

289

Notes on the Group financial statements
I: Other notes
continued

I1: Staff and pension plans continued

On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying balance sheets of the schemes at 31 December were:

	2008 £m				2007 £m			
	PSPS	Other schemes note iii	Total	%	PSPS	Other schemes note iii	Total	%
Equities	823	213	1,036	19	1,278	265	1,543	28
Bonds	2,430	277	2,707	51	1,134	249	1,383	25
Properties	283	18	301	6	545	54	599	11
Cash-like investments note i	1,267	6	1,273	24	1,932	5	1,937	36
Total value of assets	4,803	514	5,317	100	4,889	573	5,462	100
Present value of benefit obligations	(4,075)	(598)	(4,673)		(4,361)	(654)	(5,015)	
	728	(84)	644		528	(81)	447	
Effect of the adoption of IFRIC 14 for pension schemes:								
Derecognition of PSPS surplus	(728)	–	(728)		(528)	–	(528)	
Set up obligation for deficit funding for PSPS until 5 April 2010	(65)	–	(65)		(102)	–	(102)	
Pre-tax deficit note ii	(65)	(84)	(149)		(102)	(81)	(183)	

Notes

i The PSPS has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to cash-like investments with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at 31 December 2008, the nominal value of the interest and inflation-linked swaps amounted to £1.2 billion (2007: £1.2 billion) and £0.3 billion (2007: £0.7 billion) respectively.

ii The resulting scheme deficit arising from the excess of liabilities over assets at 31 December 2008 of £149 million comprised a deficit of £67 million (2007: deficit of £98 million) attributable to the PAC with-profits fund and deficit of £82 million (2007: deficit of £85 million) attributable to shareholder operations.

iii In addition to PSPS, there are two smaller schemes in the UK, the Scottish Amicable Pension Scheme, and the M&G Pension Scheme, with a combined deficit at 31 December 2008 of £67 million (2007: £71 million), gross of tax. There is also a small scheme in Taiwan, which at 31 December 2008 had a deficit of £17 million (2007: £10 million), gross of tax.

The movements in the deficit on the 'economic basis' between scheme assets and liabilities were:

	2008 %	2007 %
Current service cost	(19)	(19)
Curtailment credit	14	–
Other finance income	(2)	2
Cash costs and unwind of discount on opening provision for deficit funding for PSPS	(29)	(41)
Contributions	95	101
Actuarial and other gains and losses	(21)	(7)
Exchange translation difference	(4)	–
Net increase in deficit	34	36

290 Prudential plc Annual Report 2008

Estimated pension scheme deficit attributable to shareholder operations – economic basis

Movements on the pension scheme deficit (determined on the 'economic basis'), to the extent attributable to shareholder operations are as follows:

	2008 £m					
	At beginning of year	Charge to operating results (based on longer-term investment returns) note i	Actuarial and other gains (losses) attributable to shareholders note ii	Contributions paid by shareholder operations	Exchange translation difference	At end of year
Gross of tax deficit	(85)	(26)	(14)	47	(4)	(82)
Related deferred tax	22	7	5	(13)	–	21
Net of tax deficit	(63)	(19)	(9)	34	(4)	(61)

	2007 £m				
	At beginning of year	Charge to operating results (based on longer-term investment returns) note i	Actuarial and other gains (losses) attributable to shareholders note ii	Contributions paid by shareholder operations	At end of year
Gross of tax deficit	(99)	(35)	(1)	50	(85)
Related deferred tax	27	8	1	(14)	22
Net of tax deficit	(72)	(27)	–	36	(63)

Notes

i Charge to operating results (based on longer-term investment returns)

This comprises:

	2008 £m	2007 £m
Current service cost	(19)	(19)
Curtailment credit	14	–
Finance income (expense):		
Interest on pension scheme liabilities	(39)	(31)
Expected return on pension scheme assets	37	33
	(2)	2
Total credit net of finance income	(7)	(17)
Cash cost and unwind of discount on opening provision for deficit funding for PSPS*	(29)	(41)
Less: amount attributable to PAC with-profits fund	10	23
Charge to operating results, based on longer-term investment returns, attributable to shareholders	(26)	(35)

* Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the effect of the accounting policy change on the operating results, based on longer-term investment returns, is to replace the usual IAS 19 pension charges and credits with the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

Financial statements

291

Notes on the Group financial statements
I: Other notes
continued

I1: Staff and pension plans continued

Notes continued

ii Actuarial and other gains and losses
This comprises:

	2008 £m	2007 £m
Actuarial gains and losses:		
Actual less expected return on pension scheme assets	(97)	4
Experience gains (losses) on scheme liabilities	18	(4)
Changes in assumptions underlying the present value of scheme liabilities[a]	71	(7)
Total actuarial losses	(8)	(7)
Less: amount attributable to PAC with-profits fund	(2)	6
	(10)	(1)
Other gains and losses:		
Change in the provision for deficit funding for PSPS[b]	(13)	–
Less: amount attributable to PAC with-profits fund	9	–
	(4)	–
Actuarial gains and losses attributable to shareholders, excluded from operating results based on longer-term investment returns, but included in profit before tax attributable to shareholders[b]	(14)	(1)

a The gains of £71 million relating to changes in assumptions comprise the gains due to the effect of an increase in the risk discount rate combined with the effect of decreases in inflation rates.
b The amounts of actuarial gains and losses shown in the table above relate to Scottish Amicable, M&G and a small Taiwan defined benefit pension scheme. Consistent with the derecognition of the underlying IAS 19 surplus of PSPS, the amounts do not include actuarial gains and losses for PSPS. In addition, as a result of the adoption of IFRIC 14, the Group has recognised a provision for deficit funding to 5 April 2010 in respect of PSPS. The change in the period in relation to this provision is recognised above as other gains and losses on defined benefit pension schemes.

Since shareholder profits in respect of the PAC with-profits fund are a function of the actuarially determined surplus for distribution, the overall income statement result is not directly affected by the level of pension cost or other expenses attributable to the fund.

Estimated pension scheme deficit attributable to PAC with-profits fund – economic basis
Movements on the pension scheme deficit determined on the 'economic basis' are as follows:

	2008 £m				
	At beginning of year	Pension charge (credit) note i above	Actuarial and other gains (losses) note ii above	Contributions paid by PAC with-profits fund	At end of year
Gross of tax deficit	(98)	(10)	(7)	48	(67)
Related deferred tax	10	1	1	(5)	7
Net of tax deficit	(88)	(9)	(6)	43	(60)

	2007 £m				
	At beginning of year	Pension charge (credit) note i above	Actuarial and other gains (losses) note ii above	Contributions paid by PAC with-profits fund	At end of year
Gross of tax deficit	(120)	(23)	(6)	51	(98)
Related deferred tax	12	2	1	(5)	10
Net of tax deficit	(108)	(21)	(5)	46	(88)

The pension charges and credits which comprise service costs less net finance income for the Scottish Amicable Scheme and the cash costs and unwind of discount on pension provision for deficit funding for PSPS, and actuarial and other gains and losses are included within the income statement but also taken account of in determining the charge in the income statement for the transfer to the liability for unallocated surplus of with-profits funds.

292 Prudential plc Annual Report 2008

6 Movement in IAS 19 basis financial position

The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes over the period were as follows:

	2008 £m					
	PSPS	Other schemes				Total
	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations
Fair value of plan assets, beginning of year		401	172	573		573
Present value of benefit obligation, beginning of year					(654)	(654)
Provision for deficit funding for PSPS	(102)					(102)
	(102)	401	172	573	(654)	(183)
Service cost – current charge only					(19)	(19)
Curtailment credit					14	14
Interest cost					(39)	(39)
Expected return on plan assets		26	11	37		37
Employee contributions			1	1	(1)	–
Employer contributions	79	7	9	16		95
Actuarial gains (losses)		(67)	(31)	(98)	90	(8)
Benefit payments		(10)	(5)	(15)	15	–
Cash costs and unwind of discount on the opening provision for deficit funding for PSPS	(29)					(29)
Movement in the provision for deficit funding for PSPS	(13)					(13)
Exchange translation difference					(4)	(4)
Fair value of plan assets, end of year		357	157	514		514
Present value of benefit obligation, end of year					(598)	(598)
Provision for deficit funding of PSPS	(65)					(65)
Economic basis deficit						(149)

Financial statements

293

Notes on the Group financial statements
I: Other notes
continued

I1: Staff and pension plans continued

	2007 £m					
	PSPS	Other schemes				Total
	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Investments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations
Fair value of plan assets, beginning of year		366	161	527		527
Present value of benefit obligation, beginning of year					(603)	(603)
Provision for deficit funding for PSPS	(143)					(143)
	(143)	366	161	527	(603)	(219)
Service cost – current charge only					(19)	(19)
Interest cost					(31)	(31)
Expected return on plan assets		23	10	33		33
Employee contributions			1	1	(1)	–
Employer contributions	82	10	9	19		101
Actuarial gains (losses)		9	(5)	4	(11)	(7)
Benefit payments		(7)	(4)	(11)	11	–
Cash costs and unwind of discount on the opening liability for deficit funding for PSPS	(41)					(41)
Fair value of plan assets, end of year		401	172	573		573
Present value of benefit obligation, end of year					(654)	(654)
Provision for deficit funding for PSPS	(102)					(102)
Economic basis deficit						(183)

7 IAS 19 basis financial position as consolidated

The IAS 19 basis pensions deficit can be summarised as follows:

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of plan assets, end of year	5,057	5,150	4,988	4,622	4,092
Present value of funded benefit obligation	(4,493)	(4,826)	(5,023)	(5,228)	(4,777)
Funded status	564	324	(35)	(606)	(685)
Present value of unfunded obligations (M&G scheme)*	(180)	(189)	(187)	(190)	(140)
	384	135	(222)	(796)	(825)
Effect of the change in accounting policy for pension schemes:					
Derecognition of PSPS' surplus	(728)	(528)	(141)	–	–
Set up obligation for deficit funding for PSPS until 5 April 2010	(65)	(102)	(143)	–	–
Adjustment in respect of investment of PSPS in Prudential policies	103	140	126	–	–
Deficit recognised in the balance sheet	(306)	(355)	(380)	(796)	(825)

* The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see above for more details.

294 Prudential plc Annual Report 2008

2008 £m 2007 £m

Components of net periodic pension cost

Current service cost(45)(58)

Curtailment credit 44 –

Interest cost(289)(265)

Expected return on assets – economic basis 336 309

Less: expected return on investments of scheme assets in Prudential insurance policies(22)(20)

Expected return on assets – IAS 19 basis† 314 289

24(34)

Effect of the adoption of IFRIC 14(71)(34)

Pension cost (as referred to in noteI1a)(47)(68)

Actuarial gains and losses – economic basis 60 295

Less: actuarial losses on investments of scheme assets in Prudential insurance policies 79 1

139 296

Effect of the adoption of IFRIC 14(129)(298)

Actuarial gains and losses – IAS 19 basis* (as referred to in noteI1a) 10(2)

Net periodic pension cost (included within acquisition and other operating expenditure in the income statement)(37)(70)

*Consistent with the derecognition of the Company’s interest in the underlying IAS 19 surplus of PSPS, the effect on the net periodic pension cost for PSPS was to replace the usual IAS 19 pension charges and credits with the cash cost of contribution for ongoing services of active members and also not to report the actuarial gains and losses.

†In determining the expected return on scheme assets for 2008, the 5.9 per cent rate shown below has been applied to the opening assets.

The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

2008 2007 2006 2005 2004

£m% £m% £m% £m% £m%

Scheme assets (IAS 19 basis

before effect of adoption

of IFRIC 14)

Equity 875 17 1,332 26 1,432 29 2,376 51 2,516 61

Bonds 2,619 52 1,299 25 2,185 44 1,593 35 993 24

Properties 290 6 583 11 621 12 575 12 520 13

Cash-like investments 1,273 25 1,936 38 750 15 78 2 63 2

Total 5,057 100 5,150 100 4,988 100 4,622 100 4,092 100

Prospectively for 2009% 2008% 2007%

Long-term expected rate of return

Equity 6.8 7.5 7.5

Bonds 4.8 5.4 4.8

Properties 6.05 6.75 6.8

Cash 2.0 5.5 5.0

Weighted average long-term expected rate of return 4.5 6.1 5.9

The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the balance sheet date.

The actual return on scheme assets was a loss £20 million (2007: gain of £282 million) on an IAS 19 basis.

Financial staements 1

Notes on the Group financial statements
I: Other notes
continued

I1: Staff and pension plans continued

None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of scheme assets, end of year (IAS 19 basis)	5,057	5,150	4,988	4,622	4,092
Present value of the benefit obligation, end of year	(4,673)	(5,015)	(5,210)	(5,418)	(4,917)
Underlying scheme assets in surplus (deficit) of benefit obligation, before the effect of the adoption of IFRIC 14	384	135	(222)	(796)	(825)
Experience adjustments on scheme	145	(14)	18	1	(17)
Percentage of scheme liabilities at 31 December	3.10%	0.28%	(0.35)%	(0.02)%	0.35%
Experience adjustments on scheme assets (IAS 19 basis)	(277)	(7)	140	527	112
Percentage of scheme assets at 31 December	(5.48)%	(0.14)%	2.81%	11.42%	2.74%

The experience adjustments on scheme liabilities in 2008 of a gain of £145 million relate mainly to the 'true up' reflecting improvements in data consequent upon the ongoing triennial valuation of PSPS.

Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2009 amounts to £98 million (2008: £90 million), subject to a reassessment when the valuation at 5 April 2008 is completed.

8 Sensitivity of the financial position of the PSPS, Scottish Amicable and M&G pension schemes to key variables

The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at 31 December 2008 of £4,075 million, £398 million and £180 million respectively (2007: £4,361 million, £454 million and £189 million) to changes in discount rates and inflation rates.

2008

Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis	
Discount rate	Decrease by 0.2% from 6.1% to 5.9%	Increase in scheme liabilities by:	
		PSPS	3.3%
		Scottish Amicable	4.9%
		M&G	4.5%
Discount rate	Increase by 0.2% from 6.1% to 6.3%	Decrease in scheme liabilities by:	
		PSPS	3.1%
		Scottish Amicable	4.6%
		M&G	4.2%
Rate of inflation	Decrease by 0.2% from 3.0% to 2.8% with consequent reduction in salary increases	Decrease in scheme liabilities by:	
		PSPS	0.8%
		Scottish Amicable	4.5%
		M&G	3.8%

2007

Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis	
Discount rate	Decrease by 0.2% from 5.9% to 5.7%	Increase in scheme liabilities by:	
		PSPS	3.5%
		Scottish Amicable	5.3%
		M&G	4.8%
Discount rate	Increase by 0.2% from 5.9% to 6.1%	Decrease in scheme liabilities by:	
		PSPS	3.4%
		Scottish Amicable	5.1%
		M&G	4.5%
Rate of inflation	Decrease by 0.2% from 3.3% to 3.1% with consequent reduction in salary increases	Decrease in scheme liabilities by:	
		PSPS	1.3%
		Scottish Amicable	5.0%
		M&G	4.4%

296 Prudential plc Annual Report 2008

9 Transfer value of PSPS scheme

At 31 December 2008, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a ‘buyout’ basis including an allowance for expenses. The ‘buyout’ basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

ii Other pension plans

The Group operates various defined contribution pension schemes including schemes in Jackson and Asia. As noted earlier, the cost of the Group’s contributions for continuing operations to these schemes in 2008 was £31 million (2007: £28 million).

I2: Share-based payments

The Group maintains 10 main share award and share option plans relating to Prudential plc shares, which are described below. The Group Performance Share Plan (GPSP) is the incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance measure for the awards is that Prudential’s Total Shareholder Return (TSR) outperforms an index comprising of peer companies. Vesting of the awards between each performance point is on a straight line sliding scale basis. Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest. Shares are currently purchased in the open market by a trust for the benefit of qualifying employees.

The RSP was, until March 2006, the Group’s long-term incentive plan for executive directors and other senior executives designed to provide rewards linked to shareholder return. Each year participants were granted a conditional option to receive a number of shares. There was a deferment period of three years at the end of which the award vested to an extent that depended on the performance of the Group’s shares including notional reinvested dividends and on the Group’s underlying financial performance. After vesting, the option may be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees. The RSP replaced the Executive Share Option Scheme in 1995 and all options under this plan had been exercised at 31 December 2005.

No rights were granted in the RSP if the Company’s TSR performance as ranked against the comparator group is below 50th percentile. For performance at 50th percentile, an option of 25 per cent of the maximum award is made. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant of option made is calculated on a straight line sliding scale.

The BUPP is an incentive plan created to provide a common framework under which awards would be made to senior employees and in the UK, Jackson and Asia include the Chief Executive Officers. Awards under this plan in 2007 and 2008 were based on growth in Shareholder Capital Value on the European Embedded Value (EEV) basis with performance measured over three years. Upon vesting, half of the vested award is released as shares and the other half released in cash. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards are relevant to each region and vesting of the awards between each performance point is on a straight line sliding scale basis.

UK-based executive directors are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK Savings Related Share Option Scheme (SAYE scheme) and the Asia-based executive directors can participate in the equivalent International SAYE scheme. The schemes allow employees to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price. Savings contracts may be up to £250 per month for three or five years, or additionally in the UK scheme seven years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s ordinary share capital at the proposed date of grant.

UK-based executive directors are also eligible to participate in the Company’s HMRC approved Share Incentive Plan which allows all UK-based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, purchased on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, the matching shares are forfeit and if within three years, dividend shares are forfeit.

Notes on the Group financial statements
I: Other notes
continued

I2: Share-based payments continued

Jackson operates a performance-related share award which, subject to the prior approval of the Jackson Remuneration Committee, may grant share awards to eligible Jackson employees in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts which are tradable on the New York Stock Exchange.

The new Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP) is an incentive plan for senior employees and Chief Executive Officers replacing the Asia Business Unit Performance Plan (BUPP). Awards under the new PCA LTIP will vest after three years subject to the employee being in employment at the time of vesting without any performance conditions. Awards will be discretionary and on a year by year basis determined by Prudential's full year financial results and the employee's contribution to the business. All awards will be in Prudential shares except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.

Certain senior executives have annual incentive plans with awards paid in cash up to the target level of their plan. The portion of any award for above target performance is made in the form of awards of shares deferred for three years, with the release of shares subject to close periods. The shares are held in the employee share trust and shares equivalent to dividends otherwise payable will accumulate for the benefit of award holders during the deferral period up to the release date.

In addition, there are other share awards which included the 1,000 Day Long Term Incentive Plan (LTIP) and other arrangements.

The 1,000 Day LTIP plan was a UK insurance operations performance-based plan in which the UK Remuneration Committee could, at any time up to 5 October 2005, select employees at its absolute discretion, for participation in the plan. The performance period was 1,000 days and, based on the final performance level being at, or above, the threshold level, the committee shall grant participants 10 per cent of the allocated award in 2005, 20 per cent in 2006 and the remaining 70 per cent in 2007. There are no beneficial interests, or any rights to dividends until such time as the awards are released, at nil cost, to participants. There are no outstanding shares awarded through this scheme.

The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

Movements in share options outstanding under the Group's share-based compensation plans relating to Prudential plc shares during 2008 and 2007 were as follows:

	2008		2007	
Options outstanding (including conditional options)	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £
Beginning of year:	14.5	2.57	16.5	2.47
Granted	6.9	3.28	4.0	2.69
Exercised	(3.5)	2.73	(1.9)	3.42
Forfeited	(1.5)	0.69	(1.4)	1.37
Expired	(3.7)	4.94	(2.7)	2.13
End of year	12.7	2.44	14.5	2.57
Options immediately exercisable, end of year	0.6	2.29	0.2	3.35

The weighted average share price of Prudential plc for the year ended 31 December 2008 was £5.46 compared to £7.15 for the year ended 31 December 2007.

Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at 31 December 2008 and 2007 were as follows:

	2008	2007
Awards outstanding	Number of awards millions	Number of awards millions
Beginning of year:	8.0	6.6
Granted	3.5	3.8
Exercised	(1.7)	(1.3)
Forfeited	(0.9)	(1.1)
Expired	(0.3)	–
End of year	8.6	8.0

298 Prudential plc Annual Report 2008

The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at 31 December 2008.

	Outstanding			Exercisable	
Range of exercise prices	Number outstanding millions	Weighted average remaining contractual life years	Weighted average exercise prices £	Number exercisable millions	Weighted average exercise prices £
Between £0 and £1	5.9	8.3	–	0.3	–
Between £1 and £2	–	–	–	–	–
Between £2 and £3	0.3	1.7	2.66	0.0	2.66
Between £3 and £4	0.5	1.4	3.56	0.0	3.65
Between £4 and £5	4.6	3.3	4.45	0.3	4.07
Between £5 and £6	1.4	2.8	5.59	–	–
Between £6 and £7	0.0	0.4	6.17	0.0	6.17
Between £7 and £8	–	–	–	–	–
	12.7	5.5	2.44	0.6	2.29

The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at 31 December 2007.

	Outstanding			Exercisable	
Range of exercise prices	Number outstanding millions	Weighted average remaining contractual life years	Weighted average exercise prices £	Number exercisable millions	Weighted average exercise prices £
Between £0 and £1	5.5	8.6	–	–	–
Between £1 and £2	–	–	–	–	–
Between £2 and £3	2.7	1.3	2.66	–	–
Between £3 and £4	1.2	1.7	3.62	0.2	3.37
Between £4 and £5	2.9	2.7	4.62	–	–
Between £5 and £6	2.2	3.5	5.62	–	–
Between £6 and £7	–	0.9	6.55	–	6.95
Between £7 and £8	–	–	–	–	–
	14.5	4.7	2.57	0.2	3.35

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

	2008 £			2007 £		
	Weighted average fair value			Weighted average fair value		
	GPSP	Other options	Awards	RSP and GPSP	Other options	Awards
	4.16	2.14	5.69	4.78	2.55	7.33

The fair value amounts relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2008		2007	
	GPSP	Other options	RSP and GPSP	Other options
Dividend yield (%)	3.60	3.60	2.32	2.32
Expected volatility (%)	30.87	34.67	28.90	27.17
Risk-free interest rate (%)	4.23	4.46	5.46	5.25
Expected option life (years)	3.00	3.74	3.00	3.48
Weighted average exercise price (£)	–	4.74	–	5.62
Weighted average share price (£)	6.63	6.16	7.52	7.47

Financial statements

299

Notes on the Group financial statements
I: Other notes
continued

I2: Share-based payments continued

Under IFRS, compensation costs for all share-based compensation plans are determined using the Black-Scholes model and the Monte Carlo model. Share options and awards are valued using the share price at the date of grant. The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the GPSP, for which the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

The expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three, five and seven year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 11 companies is required. For grants in 2008, an average index volatility and correlation of 26 per cent and 82 per cent respectively, were used.

When options are granted or awards made to employees, an estimate is made of what percentage is more than likely to vest, be forfeited, lapse or cancelled based on historical information. Based on these estimates, compensation expense to be accrued at that date is calculated and amortised over the vesting period. For early exercises of options or release of awards due to redundancy, death or resignation, the compensation expense is immediately recognised and for forfeitures due to employees leaving the Group, any previously recognised expense is reversed. However, if an employee loses their award because of the Group's failure to meet the performance criteria, previously recognised expense is not reversed.

During the year, the Group granted share options to certain non-employee independent financial advisors. Those options were measured using the Black-Scholes option pricing model with assumptions consistent with those of other share options. These transactions were measured using an option model because the Group does not receive a separate and measurable benefit from those non-employees in exchange for the options granted. As such, the fair value of the options themselves is more readily determinable than the services received in return.

c Total share-based payment expense

Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:

	2008 £m	2007 £m
Share-based compensation expense	23	28
Amount accounted for as equity-settled	27	19
Carrying value at 31 December of liabilities arising from share-based payment transactions	12	18
Intrinsic value of above liabilities for which rights had vested at 31 December	4	4

I3: Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration amounts to £18,122,000 (2007: £15,670,000). This comprises salaries and short-term benefits of £10,425,000 (2007: £9,496,000), post-employment benefits of £1,003,000 (2007: £967,000), leaving benefits of £507,000 (2007: £nil) and share-based payments of £6,187,000 (2007: £5,207,000).

Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

The share-based payments charge is the sum of £4,624,000 (2007: £3,456,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I2) and £1,563,000 (2007: £1,751,000) of deferred share awards.

Total key management remuneration includes total directors' emoluments of £12,683,000 (2006: £11,959,000) as shown in the directors' remuneration table and related footnotes in the directors' remuneration report, and additional amounts in respect of pensions and share-based payments. Further information on directors' remuneration is given in the directors' remuneration report.

300 Prudential plc Annual Report 2008

I4: Fees payable to auditor

	2008 £m	2007 £m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.6	1.8
Fees payable to the Company's auditor and its associates for other services:		
Audit of subsidiaries and associates pursuant to legislation	5.0	4.4
Other services supplied pursuant to legislation	2.4	2.9
Other services relating to taxation	0.6	0.4
Valuation and actuarial services	0.7	0.7
Services relating to corporate finance transactions	–	0.2
All other services	0.5	1.0
Total	10.8	11.4

In addition, there were fees incurred of £0.2 million (2007: £0.2 million) for the audit of pension schemes.

The Audit Committee regularly monitors the non-audit services provided to the Group by its auditor and has developed a formal Auditor Independence Policy which sets out the types of services that the auditor may provide, consistent with the guidance in Sir Robert Smith's report 'Audit Committees – Combined Code Guidance' and with the provisions of the US Sarbanes-Oxley Act.

The Audit Committee annually reviews the auditor's objectivity and independence. More information on these issues is given in the corporate governance report within this Annual Report.

I5: Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's balance sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

Apart from the transactions with directors referred to below, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in the directors' remuneration report. Key management remuneration is disclosed in note I3.

In 2007, prior to disposal, three directors had credit cards with the discontinued banking operations. In 2008 and 2007, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

I6: Subsidiary undertakings

i Principal subsidiaries

The principal subsidiary undertakings of the Company at 31 December 2008, all wholly owned except PCA Life Assurance Company Limited, were:

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PCA Life Assurance Company Limited* (99% owned)	Insurance	Taiwan

* Owned by a subsidiary undertaking of the Company.

Financial statements

301

Notes on the Group financial statements I: Other notes continued

I6: Subsidiary undertakings continued

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

On 20 February 2009, the Company announced that it had entered into an agreement to transfer the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan. The business being transferred represents 94 per cent of its in-force liabilities in Taiwan. Further details are set out in note I10.

ii Dividend restrictions and minimum capital requirements

Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealised gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson’s statutory net gain from operations or 10 per cent of Jackson’s statutory surplus for the prior year. In 2009, the maximum amount of dividends that can be paid by Jackson without prior regulatory approval is US$290 million (£202 million) (in 2008: US$490 million (£246 million)). The Group’s Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

PAC and Jackson are the two principal insurance subsidiaries of the Group, which together comprise approximately 77 per cent (2007: 78 per cent) of total Group assets. At 31 December 2008, the PAC long-term fund’s excess of available capital resources over its regulatory requirement (as per line 42 of Form 2 of the PAC FSA regulatory returns) was estimated to be £4.7 billion (2007: £10.5 billion) and the statutory capital and surplus of Jackson was US$3 billion (£2 billion) (2007: US$4.0 billion (£2.0 billion)). The Group capital position statement for life assurance businesses is set out in note D5.

iii Acquisition and disposal of subsidiaries

2007

On 1 May 2007, the Company completed the sale of Egg Banking plc to Citi. Additional details regarding the disposal are set out in note I9.

On 9 November 2007, the Company completed the sale of PPM Capital, its direct private equity business.

2008

There were no acquisitions or disposals of subsidiaries during the year. Subsequent to the year end, on 20 February 2009, the Company announced that it had entered into an agreement to transfer the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan, subject to regulatory approval. Additional details regarding this transfer are set out in note I10.

iv PAC with-profits fund acquisitions and disposals

The PAC with-profits fund acquired a number of venture capital holdings through PPM Capital and M&G. Prior to November 2007, the Group was deemed to have a controlling interest in these venture capital holdings, in aggregate with, if applicable, other holdings held by, for example, the Prudential Staff Pension Scheme. In November 2007, the Group disposed of PPM Capital following which the Group no longer had a controlling interest in venture fund investment subsidiaries that it managed and consequently ceased to consolidate these investments from that date. The Group continues to consolidate, where applicable, the venture capital holdings managed by M&G.

302 Prudential plc Annual Report 2008

2007

The acquisitions made in 2007 were as follows:

• 71 per cent of the voting equity interest of Orizon AG, an employment hiring agency, which was managed by PPM Capital; and

• 78 per cent of the voting equity interest of Red Funnel, a ferry company, which was managed by M&G.

These acquisitions are considered individually immaterial and therefore all information relating to the acquisitions has been presented in aggregate in this note.

The results of the acquisitions have been included in the consolidated financial statements of the Group and contributed a loss of £8.3 million to earnings within the income statement.

The table below identifies the net assets of these acquisitions and minor business purchases by existing venture holdings and reconciles the net assets to the consideration paid:

2007 £m

Fair value on

acquisition

Cash and cash equivalents 20

Other current assets 26

Property, plant and equipment 38

Intangible assets other than goodwill 1

Other non-current assets 3

Less liabilities, including current liabilities and borrowings(304)

Net assets acquired(216)

Goodwill 313

Cash consideration 97

Aggregate goodwill of £313 million was recognised for the excess of the cost over the Group’s interest in the net fair value of the entities’ assets, liabilities, and contingent liabilities acquired.

Following the disposal of PPM Capital, SUSPA, TJ Hughes, Sterigenics, Muller & Weygandt, TMF Group, JOST, Histoire D’or, Azzuri Communications, Paramount plc and Orizon AG ceased to be consolidated as subsidiary undertakings and goodwill and other intangible assets, net of amortisation, relating to these investments were derecognised accordingly.

2008

There were no new acquisitions or disposals of venture capital investments in 2008. However, during the year, the holding in the voting equity interest of Red Funnel increased from 78 per cent to 90 per cent.

I7: Commitments

i Operating leases

The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2008 £m 2007 £m

Future minimum lease payments for non-cancellable operating leases fall due during the following periods:

Not later than 1 year 86 38

Later than 1 year and not later than 5 years 199 126

Later than 5 years 140 111

The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended 31 December 2008 was £0.2 million (2007: £0.4 million).

Minimum lease rental payments for the year ended 31 December 2008 of £84 million (2007: £50 million) are included in the consolidated income statement.

ii Capital commitments

The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. At 31 December 2008, the aggregate amount of contractual obligations to purchase and develop investment properties amounted to £1 million (2007: £64 million).

Notes on the Group financial statements I: Other notes continued

I8: Cash flows

Structural borrowings of shareholder-financed operations comprise core debt of the parent company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries and consolidated investment funds of shareholder-financed operations and other borrowings. Cash flows in respect of these borrowings are included within cash flows from operating activities.

Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of SAIF. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds are also included within cash flows from operating activities.

Cash flows relating to discontinued operations in 2007, as detailed in note I9, are inflows of £157 million for the period of ownership in 2007. All of these related to cash flows from operating activities.

I9: Discontinued banking operations

Discontinued banking operations in 2007 related entirely to UK banking operations following the sale on 1 May 2007 of Egg Banking plc to Citi. Consideration paid to the Company was, net of expenses, £527 million cash. Cash and cash equivalents disposed of in 2007 were £1,065 million. Accordingly, the cash outflow for the Group in 2007 arising from the disposal of Egg, as shown in the consolidated cash flow statement, was £538 million.

The profit included in the 2007 income statement in respect of discontinued banking operations for the period of ownership was as follows:

2007 £m

Interest income 261

Interest expense(148)

Net interest income 113

Fee and commission income 41

Fee and commission expense(8)

Operating income 146

General administrative expenses(56)

Impairment losses on loans and cash advances to customers(149)

Other operating expenses(9)

Operating loss based on longer-term investment returns(68)

Profit on sale of Egg Banking plc 290

Profit before tax 222

Tax on operating loss based on longer-term investment returns 19

Tax on profit on sale of Egg Banking plc 0

Tax attributable to shareholders’ profits 19

Profit for the year 241

The interest income on financial assets not at fair value through profit and loss for the period of ownership in 2007 was £241 million. The interest expense on financial liabilities not at fair value through profit and loss for the period of ownership in 2007 was £148 million.

Fee and commission income in 2007 includes £27 million relating to financial instruments held at amortised cost. These fees primarily related to balance transfer fees and late payment fees. Fee and commission expense in 2007 includes fee expenses relating to financial liabilities held at amortised cost of £4 million which related to treasury fees.

Of the loss for the period of ownership in 2007, no loss was attributable to minority interests in Egg.

304 Prudential plc Annual Report 2008

I10: Post balance sheet events

i Intended sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

On 20 February 2009, the Company announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan (‘China Life’) for the nominal sum of NT$1, subject to regulatory approval.

In addition, the Company will invest £45 million to purchase a 9.95 per cent stake in China Life through a share placement. The business to be transferred represents 94 per cent of Prudential’s in-force liabilities in Taiwan and includes its legacy interest rate guaranteed products with IFRS basis gross assets at 31 December 2008 of £4.5 billion. After taking account of IFRS shareholders’ funds of the business at 31 December 2008 and restructuring and other costs, the Group’s IFRS shareholders’ funds are expected to decrease by approximately £595 million. In addition, on completion there will be a net increase in the Company’s Insurance Groups Directive surplus of approximately £800 million.

The movement in shareholders’ IFRS equity of the total Taiwan life business for 2008 comprised:

£m

Operating profit based on longer-term investment returns 60

Short-term fluctuations in investment returns(65)

Shareholders share of actuarial and other gains and losses on defined benefit pension schemes(3)

Loss before tax(8)

Total tax(8)

Loss for the financial year(16)

Minority interests –

Investments by Parent Company* 93

Exchange and other reserve movements 111

Net movement 188

Equity brought forward at 1 January 2008 289

Equity carried forward at 31 December 2008 477

*Comprising £66 million for solvency capital and £27 million for business development.

The carrying value of the IFRS equity reflects the application of ‘grandfathered’ US GAAP under IFRS. This does not, and is not designed to include the cost of holding economic capital, to support the legacy interest rate guaranteed products as recognised under the Company’s supplementary reporting basis under European Embedded Value principles.

ii Insurance Groups Directive – Group solvency position

The IGD group solvency position as at 31 December 2008 will be submitted to the FSA by 30 April 2009. At the time of preparation of these financial statements the surplus capital, under the IGD test of capital adequacy, was estimated to be around £1.7 billion before allowing for the 2008 final dividend, giving a solvency ratio of 160 per cent. This is composed of the Group’s IGD surplus at 31 December 2008 which is estimated at £1.4 billion and of an additional £0.3 billion which the FSA has, after the year end, allowed the Group to include in the Group’s IGD surplus going forward as a result of an innovative structure the Group has developed. The £0.3 billion additional capital reflects the ability to realise a portion of the shareholders’ economic interest in the future transfers from the PAC with-profits fund.

Balance sheet of the parent company
31 December 2008

	Note	2008 £m	2007* £m
Fixed assets			
Investments:			
Shares in subsidiary undertakings	4	7,193	7,170
Loans to subsidiary undertakings	4	3,212	2,809
		10,405	9,979
Current assets			
Debtors:			
Derivative assets	7	267	10
Amounts owed by subsidiary undertakings		1,986	3,291
Deferred tax		111	–
Other debtors		11	25
Cash at bank and in hand		102	178
		2,477	3,504
Less liabilities: amounts falling due within one year			
Debenture loans	6	(249)	–
Commercial paper	6	(1,269)	(2,422)
Other borrowings	6	(200)	(48)
Derivative liabilities	7	(235)	(144)
Amounts owed to subsidiary undertakings		(3,341)	(2,455)
Tax payable		(311)	(332)
Sundry creditors		(19)	(6)
Accruals and deferred income		(44)	(44)
		(5,668)	(5,451)
Net current liabilities		(3,191)	(1,947)
Total assets less current liabilities		7,214	8,032
Less liabilities: amounts falling due after more than one year			
Subordinated liabilities	6	(1,983)	(1,566)
Debenture loans	6	(549)	(797)
Other borrowings	6	(9)	(7)
Amounts owed to subsidiary undertakings		(1,464)	(2,643)
		(4,005)	(5,013)
Total net assets (excluding pension)		3,209	3,019
Pension asset (net of related deferred tax)	8	36	117
Total net assets (including pension)		3,245	3,136
Capital and reserves			
Share capital	9	125	123
Share premium	9	1,840	1,828
Profit and loss account	10	1,280	1,185
Shareholders' funds	10	3,245	3,136

* The Company has adopted the principles of UITF 44 in accounting for share-based payments, with consequential changes to the 2007 comparative figures. Note 2 explains the effect of the change.

The financial statements of the parent company on pages 306 to 315 were approved by the Board of directors on 18 March 2009.

Harvey McGrath
Chairman

Mark Tucker
Group Chief Executive

Tidjane Thiam
Chief Financial Officer

306 **Prudential plc** Annual Report 2008

Notes on the parent company financial statements

1 Nature of operations

Prudential plc (the Company) is a parent holding company. The Company together with its subsidiaries (collectively, the Group) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited and M&G Investment Management Limited. In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company. In Asia, the Group’s main operations are in Hong Kong, Malaysia, Singapore and Taiwan. On 20 February 2009, the Company announced that it had entered into an agreement subject to regulatory approval to transfer the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan. Further details are set out in note I10 ‘Post Balance Sheet Events’ of the Group financial statements.

The Company is responsible for the financing of each of its subsidiaries.

2 Basis of preparation

The financial statements of the Company, which comprise the balance sheet and related notes, are prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985, which apply to companies generally. The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

The financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP).

The Company has not prepared a cash flow statement on the basis that its cash flow is included within the cash flow statement in the consolidated financial statements. The Company is also exempt under the terms of FRS 8 from disclosing related party transactions with entities that are part of the Group or investees of the Group. In addition, the Company has taken advantage of the exemption within FRS 29, ‘Financial Instruments: Disclosures’, from the requirements of this standard on the basis that the Company’s results are included in the publicly available consolidated financial statements of the Group that include disclosures that comply with IFRS 7, ‘Financial Instruments: Disclosures’, which is equivalent to FRS 29.

UITF 44, ‘Group and Treasury Share Transactions’ which is an interpretation of FRS 20, ‘Share-based Payment’ became effective in 2008. Where a parent company grants the options or awards of its equity instruments to employees of its subsidiary, and such share-based compensation is accounted for as equity-settled in the consolidated financial statements, UITF 44 requires the subsidiary to record a compensation expense with a corresponding increase in equity as a capital contribution equal to the value of the share-based payment in accordance with FRS 20. Consequently, in the financial statements of the parent company, an increase in the investment in the subsidiary is recorded for the value of the share options and awards granted to the employees of the subsidiary. As a result of the adoption of UITF 44, the Company has recognised an addition to investment in subsidiary undertakings of the aggregate amount of the contributions for equity instruments it granted, primarily under the Save As You Earn (SAYE) plan, subsequent to 7 November 2002. As at 31 December 2008, the addition to investment in subsidiary undertakings of the Company was £28 million with a corresponding credit to equity for the same amount. The 2007 comparatives have also been adjusted accordingly for the adoption of UITF 44 with an addition to investment in subsidiary undertakings of £19 million and a corresponding credit to equity. There is no impact on the profit or loss of the Company.

In October 2008, the Accounting Standards Board (ASB) approved the ‘Amendments to FRS 26 (IAS 39) and FRS 29 (IFRS 7): Reclassification of Financial Assets’ that permit the reclassification of certain ‘held for trading’ and ‘available-for-sale’ financial assets into the ‘loans and receivables’ category carried at amortised cost if specific conditions are met and additional disclosures are made regarding any assets so reclassified. The adoption of these amendments to FRS 26 and FRS 29 did not have an impact on the balance sheet or profit and loss account of the Company as the Company has not made any such reclassification of financial assets as permitted by the amendments.

3 Significant accounting policies

Shares in subsidiary undertakings

Shares in subsidiary undertakings are shown at the lower of cost and estimated realisable value.

Loans to subsidiary undertakings

Loans to subsidiary undertakings are shown at cost, less provisions.

Derivatives

Derivative financial instruments are used to reduce or manage interest rate and currency exposures. The Company’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

Under FRS 26, hedge accounting is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. For derivative financial instruments designated as fair value hedges, the movements in the fair value are recorded in the profit and loss account with the accompanying change in fair value of the hedged item attributable to the hedged risk.

Notes on the parent company financial statements continued

3 Significant accounting policies continued

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity.

Dividends

Dividends are recognised in the period in which they are declared. Dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event.

Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained profit.

Share premium

The difference between the proceeds received on issue of shares and the nominal value of the shares issued is credited to the share premium account.

Foreign currency translation

Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Other assets and liabilities denominated in foreign currencies are also converted at year end exchange rates with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

Tax

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19. The Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The Group’s UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group’s largest pension scheme, the Prudential Staff Pension Scheme (PSPS) and applied the requirements of FRS 17 (as amended in December 2006) to its interest in the PSPS surplus or deficit. Further details are disclosed in note 8.

A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The Company’s share of pension surplus is recognised to the extent that the Company was able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.

The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, gains and losses on settlements and curtailments, less the expected investment return on the scheme assets at the start of the period, is recognised in the profit and loss account. To the extent that part or all of the Company’s interest in the pension surplus is not recognised as an asset, the unrecognised surplus is initially applied to extinguish any past service costs, losses on settlements or curtailments that would otherwise be included in the profit and loss account. Next, the expected investment return on the scheme’s assets is restricted so that it does not exceed the total of the current service cost, interest cost and any increase in the recoverable surplus. Any further adjustment for the unrecognised surplus is treated as an actuarial gain or loss.

Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets and experience variances are recorded in the statement of total recognised gains and losses. Actuarial gains and losses also include adjustment for unrecognised pension surplus as described above.

308 Prudential plc Annual Report 2008

Share-based payments

The Group offers share award and option plans for certain key employees and a SAYE plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans.

Following the adoption of UITF 44, where the Company, as the parent company, grants the options or awards of its equity instruments to employees of its subsidiary, and such share-based payment is accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in the subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

4 Investments of the Company

2008 £m

Shares in Loans to

subsidiary subsidiary

undertakings undertakings

At beginning of year 7,170 2,809

Additional investment in subsidiary undertakings 35 –

Writedown of investment in subsidiary undertaking(12) –

Net advance of loans – 403

At end of year 7,193 3,212

The investments of the Company in shares in subsidiary undertakings at the beginning of the year increased by £19 million from the previously published £7,151 million to £7,170 million following the adoption of UITF 44. This reflects the value of the share-based payments granted by the Company to employees of its subsidiary undertakings up to 31 December 2007. The additional investment in subsidiary undertakings during 2008 of £35 million as shown in the table above includes £9 million in respect of the further amount of share-based payments recognised in 2008.

5 Subsidiary undertakings

The principal subsidiary undertakings of the Company at 31 December 2008, all wholly-owned except PCA Life Assurance Company Limited, were:

Main activity Country of incorporation

The Prudential Assurance Company Limited Insurance England and Wales

Prudential Annuities Limited* Insurance England and Wales

Prudential Retirement Income Limited (PRIL)* Insurance Scotland

M&G Investment Management Limited* Asset management England and Wales

Jackson National Life Insurance Company* Insurance US

Prudential Assurance Company Singapore (Pte) Limited* Insurance Singapore

PCA Life Assurance Company Limited* (99% owned) Insurance Taiwan

*Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

On 20 February 2009, the Company announced that it had entered into an agreement to transfer the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan. The business being transferred represents 94 per cent of the in-force liabilities in Taiwan. Further details are set out in note I10 ‘Post Balance Sheet Events’ of the Group financial statements.

Notes on the parent company financial statements
continued

6 Borrowings

	Core structural borrowings		Other borrowings		Total	
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Core structural borrowings:						
£249m 5.5% Bonds 2009	249	248	–	–	249	248
€500m 5.75% Subordinated Notes 2021[note i]	482	365	–	–	482	365
£300m 6.875% Bonds 2023	300	300	–	–	300	300
€20m Medium-Term Subordinated Notes 2023[note ii]	19	15	–	–	19	15
£250m 5.875% Bonds 2029	249	249	–	–	249	249
£435m 6.125% Subordinated Notes 2031	427	427	–	–	427	427
US$1,000m 6.5% Perpetual Subordinated Capital Securities[note iii]	696	485	–	–	696	485
US$250m 6.75% Perpetual Subordinated Capital Securities[note iv]	173	124	–	–	173	124
US$300m 6.5% Perpetual Subordinated Capital Securities[notes iv,v,vi]	186	150	–	–	186	150
Total core structural borrowings	2,781	2,363	–	–	2,781	2,363
Other borrowings:						
Commercial paper[note vii]	–	–	1,269	2,422	1,269	2,422
Medium-Term Notes 2008[note vii]	–	–	–	48	–	48
Floating Rate Notes 2009[note viii]	–	–	200	–	200	–
Medium-Term Notes 2010[note vii]	–	–	9	7	9	7
Total borrowings	2,781	2,363	1,478	2,477	4,259	4,840
Borrowings are repayable as follows:						
Within 1 year or on demand	249	–	1,469	2,470	1,718	2,470
Between 1 and 5 years	–	248	9	7	9	255
After 5 years	2,532	2,115	–	–	2,532	2,115
	2,781	2,363	1,478	2,477	4,259	4,840
Recorded in the balance sheet as:						
Subordinated liabilities[note ix]	1,983	1,566				
Debenture loans	798	797				
	2,781	2,363				

Notes

i The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

ii The €20 million Medium-Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

iii Interest on the US$1,000 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.80 per cent. In January 2009, this swap was cancelled.

iv The US$250 million 6.75 per cent borrowings and the US$300 million 6.5 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after 23 March 2010 and 23 March 2011 respectively, into one or more series of Prudential preference shares.

v Interest on the US$300 million 6.5 per cent borrowings was swapped into floating rate payments at three month US$Libor plus 0.0225 per cent. In January 2008, this was swapped back into fixed rate payments at 6.5 per cent.

vi Hedge accounting is applied at both the Group consolidated level and Company level. Due to different dates for commencement of this accounting treatment, the hedge values differ between these two levels.

vii These borrowings support a short-term fixed income securities programme.

viii In October 2008, the Company issued £200 million Floating Rate Notes, maturing in April 2009. These were wholly subscribed to by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements.

ix The interests of the holders of the Subordinated Notes and the Subordinated Capital Securities are subordinate to the entitlements of other creditors of the Company.

310 Prudential plc Annual Report 2008

7 Derivative financial instruments

	2008 £m		2007 £m	
	Fair value assets	Fair value liabilities	Fair value assets	Fair value liabilities
Derivative financial instruments held to manage interest rate and currency profile:				
Interest rate swaps	19	17	8	17
Cross-currency swaps	182	–	2	1
Inflation-linked swap	–	162	–	82
Forward foreign currency contracts	66	56	–	44
Total	267	235	10	144

The change in fair value of the derivative financial instruments of the Company was a loss before tax of £343 million (2007: gain before tax of £13 million).

The Company has a US$1,000 million and a US$300 million fair value hedge in place which hedges the interest exposures on the US$1,000 million 6.5 per cent perpetual subordinated capital securities and the US$300 million 6.5 per cent perpetual subordinated capital securities, respectively. Subsequent to the year end, in January 2009, the interest rate swap to hedge the interest exposure on the US$1,000 million 6.5 per cent perpetual subordinated capital securities was cancelled. The derivative financial instruments were valued internally using standard market practices. In accordance with the Company's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

8 Pension scheme financial position

The majority of UK Prudential staff are members of the Group's pension schemes. The largest scheme is the Prudential Staff Pension Scheme (PSPS) which is primarily a closed defined benefit scheme. At 31 December 2008, on the FRS 17, 'Retirement Benefits' basis of valuation, the underlying pension liabilities of PSPS accounted for 87 per cent (2007: 87 per cent) of the liabilities of the Group's defined benefit schemes.

For the purpose of preparing consolidated financial statements, the Group applies IFRS basis accounting including IAS 19, 'Employee Benefits'. However, the individual accounts of the Company continue to follow UK GAAP. In 2006, the Company early adopted the amendment to FRS 17 issued in December 2006 which aligned the FRS 17 disclosures with IAS 19. In 2008, the Group adopted IFRIC 14, an interpretation guidance to IAS 19 with the effect of derecognising the Group's interest in PSPS surplus and recognising an additional liability for the deficit funding for PSPS to 5 April 2010 in the Group financial statements. Further details are described in note I1 'Staff and pension plans' of the notes on the financial statements of the Group.

At 31 December 2005, the allocation of surpluses and deficits attaching to PSPS between the Company and the unallocated surplus of the Prudential Assurance Company's (PAC) with-profits funds was apportioned in the ratio 30/70 between the Company and the PAC with-profits fund following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 and for the purpose of determining the allocation of the movements in that position up to 31 December 2008. The FRS 17 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity.

Defined benefit schemes are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 using the projected unit method. This valuation demonstrated the scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million. As a result, changes to the basis of funding for the scheme from 2006 onwards were made. Deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period have been and are being made. Based on this valuation, total contributions to the scheme for deficit funding and employer contributions for ongoing service for current employees are expected to be of the order of £70 to £75 million per annum subject to a reassessment when the subsequent valuation is completed. In 2008, total contributions for the year, including expenses and augmentations, were £79 million (2007: £82 million). The PSPS valuation as at 5 April 2008 is currently being finalised.

Financial statements
Parent company

311

Notes on the parent company financial statements
continued

8 Pension scheme financial position continued

Using external actuarial advice provided by the professionally qualified actuaries, Watson Wyatt Partners, for the valuation of PSPS, the most recent full valuations have been updated to 31 December 2008 applying the principles prescribed by FRS 17.

The key assumptions adopted were:

	2008 %	2007 %
Rate of inflation	3.0	3.3
Rate of increase in salaries	5.0	5.3
Rate of increase in pension payments for inflation:		
Guaranteed (maximum 5%)	3.0	3.3
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Rate used to discount scheme liabilities	6.1	5.9

Long-term expected rate of return

	Prospectively for 2009 %	2008 %	2007 %
Equities	6.8	7.5	7.5
Bonds	4.8	5.5	4.9
Properties	6.05	6.75	6.8
Other assets	2.0	5.5	5.0
Weighted average long-term expected rate of return	4.5	6.2	5.9

The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets.

Further details on the PSPS scheme, including mortality assumptions, are shown in note I1 'Staff and pension plans' of the notes on the financial statements of the Group.

The assets and liabilities of PSPS were:

	31 Dec 2008		31 Dec 2007		31 Dec 2006	
	Value £m	%	Value £m	%	Value £m	%
Equities	823	17.1	1,278	26.1	1,346	28.3
Bonds	2,430	50.6	1,134	23.2	2,077	43.8
Properties	283	5.9	545	11.2	580	12.2
Cash-like investments	1,267	26.4	1,932	39.5	745	15.7
Total value of assets	4,803	100.0	4,889	100.0	4,748	100.0
Present value of scheme liabilities	4,075		4,361		4,607	
Underlying surplus in the scheme	728		528		141	
Surplus in the scheme recognised by the Company	50		163		48	
After deducting deferred tax, the amounts reflected in the balance sheet of the Company are	36		117		34	

The surplus in the scheme recognised in the balance sheet of the Company represents the element of the amount which is recoverable through reduced future contribution and is net of the apportionment to the PAC with-profits fund.

312 Prudential plc Annual Report 2008

Underlying scheme assets and liabilities of PSPS

The change in the present value of the underlying scheme liabilities and the change in the fair value of the underlying assets of PSPS are as follows:

	2008 £m	2007 £m
Present value of scheme liabilities, beginning of year	4,361	4,607
Service costs	26	39
Interest costs	250	234
Curtailment credit	(30)	–
Employee contributions	1	2
Actuarial losses	(327)	(314)
Benefit payments	(206)	(207)
Present value of scheme liabilities, end of year	4,075	4,361

	2008 £m	2007 £m
Fair value of scheme assets, beginning of year	4,889	4,748
Expected return on scheme assets	299	276
Employee contributions	1	2
Employer contributions*	79	82
Actuarial losses	(259)	(12)
Benefit payments	(206)	(207)
Fair value of scheme assets, end of year	4,803	4,889

* The contributions include deficit funding and ongoing service contributions.

Pension credit (charge) and actuarial gains (losses) of PSPS

The pension charge recognised in the Company's profit and loss account is as follows:

	2008 £m	2007 £m
Pension credit (charge)		
Operating charge:		
Service costs	(26)	(39)
Finance income (expense):		
Interest on scheme liabilities	(250)	(234)
Expected return on scheme assets	299	276
	49	42
Curtailment credit	30	–
Total pension credit	53	3
Pension charge attributable to the Company	(4)	(12)

The pension charge attributable to the Company is net of the apportionment to the PAC with-profits funds and corresponds to the surplus recognised on the balance sheet of the Company. In 2008, an amount of £9 million was applied to extinguish the curtailment credit attributable to the Company from the unrecognised portion of the pension surplus at 31 December 2008.

Financial statements
Parent company

313

Notes on the parent company financial statements
continued

8 Pension scheme financial position continued

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Actuarial gains (losses):					
Actual less expected return on scheme assets (5% (2007: 0%) (2006: 3%) (2005: 11%) (2004: 3%) of assets)	(259)	(12)	141	500	104
Experience gains (losses) on scheme liabilities (3% (2007: 0%) (2006: 0%) (2005: 0%) (2004: 1%) of liabilities)	127	(10)	17	–	(25)
Changes in assumptions underlying the present value of scheme liabilities	200	324	232	(405)	(128)
Total actuarial gains (2% (2007: 7%) (2006: 8%) (2005: 2%) (2004: (1)%) of the present value of the scheme liabilities)	68	302	390	95	(49)
Actuarial (losses) gains attributable to the Company	(143)	91	118	(30)	(10)

The total actual return on scheme assets for PSPS was a loss of £40 million (2007: a gain of £264 million).

The experience gains on scheme liabilities in 2008 of a gain of £127 million relate mainly to the 'true-up' reflecting improvements in data consequent upon the ongoing triennial valuation of PSPS.

The actuarial gains (losses) attributable to the Company are net of the apportionment to the PAC with-profits funds and correspond to the surplus (deficit) recognised on the balance sheet of the Company. In 2008, the actuarial losses attributable to the Company included an amount of £164 million for the unrecognised portion of surplus which has not been deducted from the pension credit (charge).

The actuarial losses before tax of £143 million (2007: gains of £91 million) attributable to the Company net of related tax are recorded in the statement of total recognised gains and losses. Cumulative actuarial gains as at 31 December 2008 amount to £91 million (2007: £234 million).

The 2005 actuarial losses attributable to the Company reflected the changed estimate of allocation in the deficit of PSPS from a ratio of 20/80 between the Company and the PAC with-profits fund prior to 2005 to a ratio of 30/70 from 2005 onwards.

Total employer contributions expected to be paid into the PSPS defined benefit scheme for the year ending 31 December 2009 amount to £78 million, subject to a reassessment when the valuation as at 5 April 2008 is completed.

9 Share capital and share premium

The authorised share capital of the Company at both 31 December 2008 and 31 December 2007 was £220 million (divided into 4,000,000,000 ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and €20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares has been issued. A summary of the ordinary shares in issue is set out below:

	2008		
Issued shares of 5 pence each fully paid	Number of shares	Share capital £m	Share premium £m
At beginning of year	2,470,017,240	123	1,828
Shares issued under share option schemes	2,307,469	–	12
Shares issued in lieu of cash dividends	24,622,979	2	156
Transfer to retained profit in respect of shares issued in lieu of cash dividends	–	–	(156)
At end of year	2,496,947,688	125	1,840

At 31 December 2008, there were options subsisting under share option schemes to subscribe for 6,825,343 (2007: 9,017,442) shares at prices ranging from 266 pence to 617 pence (2007: 266 pence to 695 pence) and exercisable by the year 2015 (2007: 2014). In addition, there were 967,652 (2007: 2,037,220) conditional options outstanding under the Restricted Share Plan exercisable at nil cost within a 10-year period. No further options will be issued under the Restricted Share Plan which has been replaced by the Group Performance Share Plan. There were 4,906,234 (2007: 3,485,617) conditional options outstanding under the Group Performance Share Plan exercisable at nil cost within a 10-year period. Further information on the Group's employee share options is given in note I2 'Share-based payments' of the notes on the financial statements of the Group.

314 Prudential plc Annual Report 2008

10 Profit of the Company and reconciliation of movement in shareholders' funds

The profit after tax of the Company for the year was £486 million (2007: loss of £17 million). After dividends of £453 million (2007: £426 million), actuarial gains (losses) net of tax in respect of the pension scheme of £(103) million (2007: gain of £66 million), share based payment reserve movement of £9 million (2007: £5 million) and a transfer from the share premium account of £156 million (2007: £175 million) in respect of shares issued in lieu of cash dividends, retained profit at 31 December 2008 amounted to £1,280 million (2007: £1,185 million).

A reconciliation of the movement in shareholders' funds of the Company for the years ended 31 December 2008 and 2007 is given below:

	2008 £m	2007 £m
Profit (loss) for the year	486	(17)
Dividends	(453)	(426)
	33	(443)
Actuarial (losses) gains recognised in respect of the pension scheme net of related tax note 8	(103)	66
New share capital subscribed note 9	170	182
Reserve movements in respect of share-based payments note 4	9	5
Net movement in shareholders' funds	109	(190)
Shareholders' funds at beginning of year, as previously published	3,117	3,312
Effect of the adoption of UITF 44 on share-based payments note 4	19	14
Shareholders' funds at beginning of year, after change of accounting policies	3,136	3,326
Shareholders' funds at end of year	3,245	3,136

Further information on the adoption of UITF 44 is provided in note 2.

11 Other information

a Information on directors' remuneration is given in the directors' remuneration report section of this Annual Report and note I3 'Key management remuneration' of the notes on the financial statements of the Group.

b Information on transactions of the directors with the Group is given in note I5 'Related party transactions' of the notes on the financial statements of the Group.

c The Company employs no staff.

d Fees payable to the Company's auditor for the audit of the Company's annual accounts were £0.1 million (2007: £0.1 million). In addition, the Company paid fees for other services of £0.2 million (2007: £0.2 million).

e In certain instances the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

12 Post balance sheet events

On 20 February 2009, the Company announced that it had entered into an agreement to transfer the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan. The business being transferred represents 94 per cent of the in-force liabilities in Taiwan. Further details are set out in note I10 of the Group financial statements.

A final dividend of 12.91 pence per share was proposed by the directors on 18 March 2009. Subject to shareholders' approval, the dividend will be paid on 22 May 2009 to shareholders on the register at the close of business on 14 April 2009. The dividend will absorb an estimated £322 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

Financial statements
Parent company

315

Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The Group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the Group and parent company financial statements, the directors are required to:

• Select suitable accounting policies and then apply them consistently; • make judgements and estimates that are reasonable and prudent; • for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU; • for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and • prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a directors’ report, directors’ remuneration report and corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors of Prudential plc, whose names and positions are set out on pages 80 to 82 confirm that to the best of their knowledge:

• The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and • the directors’ report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

316 Prudential plc Annual Report 2008

Independent auditor’s report to the members of Prudential plc

We have audited the Group and parent company financial statements (the financial statements) of Prudential plc for the year ended 31 December 2008 which comprise the consolidated Group income statement, the consolidated Group and parent company balance sheets, the consolidated Group cash flow statement, the consolidated Group statement of change in shareholders’ equity and the related notes on pages 131 to 315. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors’ remuneration report on pages 102 to 127 that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors’ responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and for preparing the parent company financial statements and the directors’ remuneration report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities on page 316. Our responsibility is to audit the financial statements and the part of the directors’ remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the International Auditing Standards Regulation (IAS Regulation). We also report to you whether in our opinion the information given in the directors’ report is consistent with the financial statements. In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s and Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report to be audited are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report to be audited.

Opinion

In our opinion:

• The Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2008 and of its loss for the year then ended; • the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; • the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company’s affairs as at 31 December 2008; • the parent company financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and • the information given in the directors’ report is consistent with the financial statements.

KPMG Audit Plc

Chartered Accountants Registered Auditor London

18 March 2009

European Embedded Value (EEV) basis supplementary information

Year ended 31 December 2008

Operating profit from continuing operations based on longer-term investment returns*

Results analysis by business area

	Note	2008 £m	2007 £m
Asian operations			
New business	5(b)	741	643
Business in force	6	568	399
Long-term business		1,309	1,042
Asset management		52	72
Development expenses		(26)	(15)
Total		1,335	1,099
US operations			
New business	5(b)	293	285
Business in force	6	293	342
Long-term business		586	627
Broker-dealer and asset management		10	13
Curian		(3)	(5)
Total		593	635
UK operations			
New business	5(b)	273	277
Business in force	6	764	578
Long-term business		1,037	855
General insurance commission		44	4
Total UK insurance operations		1,081	859
M&G		286	254
Total		1,367	1,113
Other income and expenditure			
Investment return and other income	7	47	49
Interest payable on core structural borrowings		(172)	(168)
Corporate expenditure:			
Group Head Office (GHO)		(130)	(129)
Asia Regional Head Office		(41)	(38)
Charge for share-based payments for Prudential schemes		(6)	(11)
Total		(302)	(297)
Restructuring costs†	8	(32)	(20)
Operating profit from continuing operations based on longer-term investment returns		2,961	2,530
Analysed as profits (losses) from:			
New business	5(b)	1,307	1,205
Business in force	6	1,625	1,319
Long-term business		2,932	2,524
Asset management		345	334
Other results		(316)	(328)
Total		2,961	2,530

*EEV basis operating profit from continuing operations based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. The amounts for these items are included in total EEV profit attributable to shareholders. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this supplementary information.

†Restructuring costs comprise the charge of £28 million recognised on an IFRS basis and an additional £4 million recognised on the EEV basis for the shareholders' share of costs incurred by the PAC with-profits fund.

The results for continuing operations shown above exclude those in respect of discontinued banking operations, which were sold on 1 May 2007. In addition, there have been some minor adjustments to 2007 comparatives, as detailed in notes 4f, 5 and 20.

318 Prudential plc Annual Report 2008

Summarised consolidated income statement – EEV basis

Year ended 31 December 2008

	Note	2008 £m	2007 £m
Operating profit from continuing operations based on longer-term investment returns			
Asian operations		1,335	1,099
US operations		593	635
UK operations:			
UK insurance operations		1,081	859
M&G		286	254
		1,367	1,113
Other income and expenditure		(302)	(297)
Restructuring costs	8	(32)	(20)
Operating profit from continuing operations based on longer-term investment returns		2,961	2,530
Short-term fluctuations in investment returns	9	(5,127)	174
Mark to market value movements on core borrowings	10	656	223
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	11	(15)	(5)
Effect of changes in economic assumptions and time value of cost of options and guarantees	12	(581)	748
(Loss) profit from continuing operations before tax (including actual investment returns)		(2,106)	3,670
Tax attributable to shareholders' (loss) profit	13	771	(927)
(Loss) profit from continuing operations for the financial year after tax before minority interests		(1,335)	2,743
Discontinued operations (net of tax)		–	241
(Loss) profit for the year		(1,335)	2,984
Attributable to:			
Equity holders of the Company		(1,338)	2,963
Minority interests		3	21
(Loss) profit for the year		(1,335)	2,984

Earnings per share (in pence) – EEV basis

Year ended 31 December 2008

	Note	2008	2007
Continuing operations			
From operating profit based on longer-term investment returns, after related tax and minority interests of £2,191m (2007: £1,821m)	14	88.6p	74.5p
Based on (loss) profit from continuing operations after tax and minority interests of £(1,338)m (2007: £2,722m)	14	(54.1)p	111.3p
Discontinued operations			
Based on profit from discontinued operations after tax and minority interests		–	9.9p
Total – based on (loss) profit for the year after tax and minority interests of £(1,338)m (2007: £2,963m)		(54.1)p	121.2p
Average number of shares (millions)		2,472	2,445

Dividends per share (in pence)

Year ended 31 December 2008

	2008	2007
Dividends relating to the reporting period:		
Interim dividend (2008 and 2007)	5.99p	5.70p
Final dividend (2008 and 2007)	12.91p	12.30p
Total	18.90p	18.00p
Dividends declared and paid in the reporting period:		
Current year interim dividend	5.99p	5.70p
Final dividend for prior year	12.30p	11.72p
Total	18.29p	17.42p

Financial statements
EEV

319

European Embedded Value (EEV) basis supplementary information
Year ended 31 December 2008
continued

Movement in shareholders' equity (excluding minority interests) – EEV basis

Year ended 31 December 2008

	Note	2008 £m	2007 £m
(Loss) profit for the year attributable to equity shareholders		(1,338)	2,963
Items taken directly to equity:			
Exchange movements	4(h)	2,010	64
Unrealised valuation movements on securities classified as available-for-sale of discontinued banking operations		–	(2)
Movement on cash flow hedges		–	(3)
Related tax		119	3
Dividends		(453)	(426)
New share capital subscribed		170	182
Reserve movements in respect of share-based payments		18	18
Treasury shares:			
Movement in own shares in respect of share-based payment plans		3	7
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS		(25)	4
Mark to market value movements on Jackson assets backing surplus and required capital		(148)	(13)
Net increase in shareholders' equity	16	356	2,797
Shareholders' equity at beginning of year (excluding minority interests)			
As previously reported		14,779	11,883
Effect of adoption of principles of IFRIC 14 for accounting for pension schemes	20	(179)	(80)
After adoption of IFRIC 14		14,600	11,803
Shareholders' equity at end of year (excluding minority interests)	15,16	14,956	14,600
Comprising:			
Asian operations:			
Net assets		5,431	3,837
Acquired goodwill		172	172
		5,603	4,009
US operations		4,453	3,686
UK operations:			
Insurance business		4,919	6,497
M&G:			
Net assets		147	271
Acquired goodwill		1,153	1,153
		6,219	7,921
Other operations:			
Holding company net borrowings at market value	15	(818)	(873)
Other net liabilities		(501)	(143)
Shareholders' equity at end of year (excluding minority interests)	15,16	14,956	14,600
Representing:			
Long-term business operations		14,522	13,828
Other operations		434	772
		14,956	14,600
Net asset value per share			
Based on EEV basis shareholders' equity of £14,956m (2007: £14,600m) (in pence)		599p	591p
Number of issued shares at year end (millions)		2,497	2,470
Return on embedded value*		15.0%	15.4%

* Return on embedded value is based on EEV operating profit from continuing operations after tax and minority interests as a percentage of opening EEV basis shareholders' equity.

320 Prudential plc Annual Report 2008

Summarised consolidated balance sheet – EEV basis

31 December 2008

Note 2008 £m 2007 £m

Total assets less liabilities, excluding insurance funds 186,209 195,596

Less insurance funds:*

Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds (181,151) (189,534)

Less shareholders’ accrued interest in the long-term business 9,898 8,538

(171,253) (180,996)

Total net assets 16 14,956 14,600

Share capital 125 123

Share premium 1,840 1,828

IFRS basis shareholders’ reserves 3,093 4,111

Total IFRS basis shareholders’ equity 5,058 6,062

Additional EEV basis retained profit 9,898 8,538

Shareholders’ equity (excluding minority interests) 16 14,956 14,600

The supplementary information on pages 318 to 356 was approved by the Board of directors on 18 March 2009.

Harvey McGrath Mark Tucker Tidjane Thiam

Chairman Group Chief Executive Chief Financial Officer

Financial statements EEV

Notes on the EEV basis supplementary information

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group’s covered business are then combined with the IFRS basis results of the Group’s other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

With two principal exceptions, covered business comprises the Group’s long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group’s defined benefit pension schemes. A very small amount of UK group pensions business is also not modelled for EEV reporting purposes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

As regards the Group’s defined benefit pension schemes, the liabilities attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension Scheme are excluded from the EEV value of UK operations and included in the total for Other operations. The amounts are partially attributable to the PAC with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the amounts recognised as attributable to shareholders under IFRS basis, a 10 per cent share of the amount attributable to the PAC with-profits fund is recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

2 Methodology

a Embedded value

Overview

The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises:

• present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital; • locked-in (encumbered) capital; and • shareholders’ net worth in excess of encumbered capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 6) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 4.

Valuation of new business

The contribution from new business represents profits determined by applying non-economic assumptions as at the end of the year.

In determining the new business contribution for UK immediate annuity and lifetime mortgage business, which is interest rate sensitive, it is appropriate to use point of sale economic assumptions, consistent with how the business is priced. For other business within the Group end of period economic assumptions are used.

Valuation movements on investments

With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders’ funds as they arise.

The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

322 Prudential plc Annual Report 2008

However, in determining the movements on the additional shareholders’ interest, the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held with the intent and ability to be retained for the longer term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity.

Value of in-force business

The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

Cost of capital

A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where capital is held within a with-profits long-term fund, the value placed on surplus assets in this fund is already discounted to reflect their release over time and no further adjustment is necessary in respect of encumbered capital. However, where business is funded directly by shareholders, the capital requires adjustment to reflect the cost of that capital to shareholders.

Financial options and guarantees

Nature of options and guarantees in Prudential’s long-term business

Asian operations

Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. The most significant book of non-participating business in the Group’s Asian operations is Taiwan’s whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception by reference to minimum returns established by local regulation. These rates do not vary subsequently with market conditions. Under these contracts the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis. On 20 February 2009, the Company announced that it had agreed to transfer the agency business of the Taiwan Life business to China Life, as detailed in note 21.

US operations (Jackson)

The principal options and guarantees in Jackson are associated with the fixed annuity and Variable Annuity (VA) lines of business. Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5 per cent to 5.5 per cent (2007: 1.5 per cent to 5.5 per cent), depending on the particular product, jurisdiction where issued, and date of issue. At 31 December 2008, 83 per cent (2007: 80 per cent) of the fund relates to policies with guarantees of three per cent or less. The average guarantee rate is 3.0 per cent (2007: 3.1 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB) and guaranteed minimum accumulation benefit (GMAB)). Jackson hedges these risks using equity options and futures contracts.

Financial statements EEV

Notes on the EEV basis supplementary information continued

2 Methodology continued

These guarantees generally protect the policyholder’s value in the event of poor equity market performance.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations

The only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund and SAIF. With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund held a provision on the Pillar I Peak 2 basis of £42 million (2007: £45 million) at 31 December 2008 to honour guarantees on a small amount of guaranteed annuity option products.

Beyond the generic features and the provisions held in respect of guaranteed annuities described above, there are very few explicit options or guarantees of the with-profits fund such as minimum investment returns, surrender values, or annuity values at retirement and any granted have generally been at very low levels.

The Group’s main exposure to guaranteed annuity options in the UK is through SAIF and a provision on the Pillar I Peak 2 basis of £391 million (2007: £563 million) was held in SAIF at 31 December 2008 to honour the guarantees.

Time value

The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations such as equity volatility and credit losses reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 3.

b Level of encumbered capital

In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the encumbered capital requirements. For shareholder-backed business the following capital requirements apply:

• Asian operations: the economic capital requirement is substantially higher than local statutory requirements in total. Economic capital requirements vary by territory, but in aggregate, the encumbered capital is broadly equivalent to the amount required under the Insurance Groups Directive (IGD);

• US operations: the level of encumbered capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL), which is sufficient to meet the economic capital requirement; and

• UK insurance operations: the economic capital requirements for annuity business are fully met by Pillar I requirements being four per cent of mathematical reserves, which are also sufficient to meet Pillar II requirements. For unit-linked and other shareholder-backed business the encumbered capital held reflects the statutory minimum Pillar I requirement, as required by the UK regulatory authorities.

c Risk discount rates

Overview

Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect a market beta but instead reflects the expected volatility associated with the cash flows in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

324 Prudential plc Annual Report 2008

As Prudential’s UK shareholder-backed annuity business is predominantly backed by fixed interest securities, the beta methodology described above is not appropriate. We have therefore used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected cash flows.

In the annuity MCEV calculations, the future cash flows were discounted using the gilt yield curve plus 252 basis points (2007: 84 basis points) for fixed annuities and 120 basis points (2007: 24 basis points) for inflation-linked annuities. The 252 basis points and 120 basis points for 2008 were based on our assessment of the liquidity premium available in the yield on the assets backing the annuity liabilities.

Allowance for risk

The risk allowance in the risk discount rate is determined as follows:

Market risk

Under the Capital Asset Pricing Methodology (CAPM) the discount rate is determined as: Discount rate = risk-free rate + (beta x equity risk premium) Under CAPM, the beta of a portfolio or product measures its relative market risk.

The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.

Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

CAPM does not include any allowance for non-market risks since these are assumed to be fully diversifiable. For EEV purposes, however, a risk margin is added for non-diversifiable non-market risks and to cover Group level risks.

Diversifiable non-market risks

No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable.

Non-diversifiable, non-market risks

Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used.

Except for UK shareholder-backed annuity business, a constant margin of 50 basis points (2007: 50 basis points) has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business. For UK shareholder-backed annuity business, a margin of 100 basis points was used (2007: 100 basis points).

d Management actions

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, the following areas:

• investment allocation decisions;

• levels of reversionary bonuses and credited rates; and • total claim values.

Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

e With-profits business and the treatment of the estate

For the PAC with-profits fund, the shareholders’ interest in the estate is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders.

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Notes on the EEV basis supplementary information continued

2 Methodology continued

f Pension costs

The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme (PSPS). The other two, much smaller, schemes are the Scottish Amicable and M&G schemes. There is also a small scheme in Taiwan.

Under IFRS the surpluses or deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19 that effectively apply the principles of IFRIC 14, which was adopted in 2008 providing guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset.

For PSPS the surplus or deficit at the reporting date is allocated between the PAC with-profits fund and shareholder-backed operations by reference to the activities of the members of the scheme during their period of service. At 31 December 2005, the deficit of PSPS was apportioned in the ratio 70/30 between the with-profits fund and shareholder-backed operations following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at

1 January 2006 for the purposes of determining the allocation of the movement in that position up to 31 December 2008.

Under the EEV basis the IAS 19 basis surpluses (to the extent not restricted under IFRIC 14) or deficits are initially allocated in the same manner. The shareholders’ 10 per cent interest in the PAC with-profits fund estate is determined after inclusion of the portion of the IAS 19 basis surpluses or deficits attributable to the fund. Adjustments under EEV in respect of accounting for surpluses or deficits on defined benefit schemes are reflected as part of ‘Other operations’, as shown in note 15.

Separately, the projected cash flows of in-force covered business include contributions to the defined benefit schemes for future service based on the contribution basis applying to the schemes at the time of the preparation of the results.

g Debt capital

Core structural debt liabilities are carried at market value.

3 Assumptions

a Best estimate assumptions

Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

b Principal economic assumptions

Deterministic assumptions

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. For the Group’s Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong. Except in respect of the projected returns of holdings of Asian debt and equity securities for those countries where long-term fixed interest markets are less established, the ‘active’ basis of assumption setting has been applied in preparing the results of all the Group’s US and UK long-term business operations.

For countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group’s Asian operations. Similarly, the projected returns on holdings of Asian securities in these territories by other Group businesses are set on the same basis.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, also based on the long-term view of Prudential’s economists, to the risk-free rate. In Asia, equity risk premiums range from 3.0 per cent to 7.0 per cent (2007: 3.0 per cent to 6.0 per cent). In the US and the UK, the equity risk premium is 4.0 per cent above risk-free rates for both 2008 and 2007.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

326 Prudential plc Annual Report 2008

The tables below summarise the principal financial assumptions:

Asian operations	31 Dec 2008 % China	31 Dec 2008 % Hong Kong notes iii,iv,v	31 Dec 2008 % India	31 Dec 2008 % Indonesia	31 Dec 2008 % Japan	31 Dec 2008 % Korea	31 Dec 2007 % China	31 Dec 2007 % Hong Kong notes iii,iv,v	31 Dec 2007 % India	31 Dec 2007 % Indonesia	31 Dec 2007 % Japan	31 Dec 2007 % Korea
Risk discount rate:												
New business	11.75	3.8	14.25	15.25	4.8	8.2	11.75	5.7	15.75	16.75	5.1	9.7
In force	11.75	3.9	14.25	15.25	4.8	8.2	11.75	6.0	15.75	16.75	5.1	9.7
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.7	2.75	4.0	2.25	5.0	6.0	0.0	2.75
Government bond yield	8.25	2.3	9.25	10.25	1.6	4.3	8.25	4.1	9.25	10.25	2.0	5.8

Asian operations	31 Dec 2008 % Malaysia notes iv,v	31 Dec 2008 % Philippines	31 Dec 2008 % Singapore notes iv,v	31 Dec 2008 % Taiwan notes ii,v	31 Dec 2008 % Thailand	31 Dec 2008 % Vietnam	31 Dec 2007 % Malaysia notes iv,v	31 Dec 2007 % Philippines	31 Dec 2007 % Singapore notes iv,v	31 Dec 2007 % Taiwan notes ii,v	31 Dec 2007 % Thailand	31 Dec 2007 % Vietnam
Risk discount rate:												
New business	9.1	15.75	6.15	9.1	13.0	16.75	9.3	15.75	6.4	9.1	13.0	16.75
In force	9.0	15.75	6.85	9.7	13.0	16.75	9.1	15.75	6.8	9.8	13.0	16.75
Expected long-term rate of inflation	2.75	5.0	1.75	2.25	3.0	6.0	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	6.5	9.25	4.25	5.5	6.75	10.25	6.5	9.25	4.25	5.5	6.75	10.25

	31 Dec 2008 % Asia total	31 Dec 2007 % Asia total
Weighted risk discount rate: note i		
New business	8.8	9.5
In force	7.8	8.7

Notes

i The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

ii For traditional business in Taiwan, the economic scenarios used to calculate the 2008 and 2007 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates.

For 2008 the projections assume that in the average scenario, the current bond yields at 31 December 2008 of 1.4 per cent trend towards 5.5 per cent at 31 December 2018. This compares to the 2007 results for which the projections assume that in the average scenario, the current bond yields at 31 December 2007 of around 2.5 per cent trend towards 5.5 per cent at 31 December 2013.

The expected long-term rate is a function of expectation of inflation and real rates of interest, on which the Company has taken external expert advice. It is considered that the outlook for long-term interest rates in Asia will be strongly influenced by the trend in the projection of comparable US long-term real interest rates. Consequently, assessment of the expected rates for Taiwan has taken into account the structural factors of government borrowing, savings rates, short-term interest rates, government intervention and non-market influences that could affect Taiwanese real interest rates over the projection period. Together with a central inflation projection for Taiwan, the Company considers that the long-term rate of 5.5 per cent is appropriate in the longer-term.

In projecting forward the Fund Earned Rate, allowance is made for the mix of assets in the fund, future investment strategy, and further market value depreciation of bonds held as a result of assumed future yield increases. These factors, together with the assumption of the phased progression in bond yields, give rise to an average assumed Fund Earned Rate that changes from 6.6 per cent for 2008 to 6.7 per cent for 2019. The assumed Fund Earned Rate falls to 3.35 per cent in 2009 and subsequently to 1.2 per cent in 2010, then increases to 5.15 per cent by 2018. Thereafter, the assumed Fund Earned Rate fluctuates around a target of 6.7 per cent. This projection compares with that applied for the 2007 results of a grading from an assumed rate of 0.5 per cent for 2007 to 6.4 per cent for 2014.

Consistent with the EEV methodology applied, a constant discount rate has been applied to the projected cash flows.

On 20 February 2009, the Company announced that it had agreed to transfer the agency business of the Taiwan Life business to China Life. Further details are given in note 21.

iii The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.

iv The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	31 Dec 2008 %	31 Dec 2007 %
Hong Kong	6.2	8.1
Malaysia	12.5	12.5
Singapore	10.2	9.3

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

v For 2008 and 2007, cash rates rather than government bond yields were used in setting the risk discount rates for Malaysia, Singapore, Taiwan and for Hong Kong dollar denominated business.

Financial statements
EEV

327

Notes on the EEV basis supplementary information
continued

3 Assumptions continued

US operations (Jackson)[note ii]	31 Dec 2008 %	31 Dec 2007 %
Risk discount rate:[note i]		
New business	4.6	7.0
In force	3.9	6.0
Expected long-term spread between earned rate and rate credited to policyholders for single premium deferred annuity business	1.75	1.75
US 10-year treasury bond rate at end of period	2.3	4.1
Pre-tax expected long-term nominal rate of return for US equities	6.3	8.1
Expected long-term rate of inflation	1.5	2.4

Notes

i The risk discount rates at 31 December 2008 for new business and business in-force for US operations reflect weighted rates based on underlying rates of 6.2 per cent for variable annuity (VA) business and 3.0 per cent for other business. The decrease in the weighted discount rates reflects the decrease in the US 10-year treasury bond rate of 180 bps and a change in the product mix with the 2008 results seeing an increase in the proportion of new and in-force business arising from other than VA business.

ii Credit risk treatment
The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. The expected spread incorporates a Risk Margin Reserve (RMR) allowance of 25 basis points for longer-term defaults as described in note 4b.

In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

The results for Jackson reflect the application of the low discount rates shown above. In the event that US 10-year treasury rates increase, the altered embedded value results would reflect a lower contribution from fixed annuity business and a partially offsetting increase for variable annuity business as the projected earned rate, as well as the discount rate, would increase for this type of business.

The book value yields, net of RMR allowance, are in excess of the risk discount rate. To correct for the anomalous effect that would otherwise occur no credit has been taken for the cost of capital benefit that this feature would give rise to for fixed annuity business.

UK insurance operations[note iv]	31 Dec 2008 %	31 Dec 2007 %
Shareholder-backed annuity business:		
Risk discount rate:[note i]		
New business	9.6	7.8
In force	12.0	7.8
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:[note iii]		
Fixed annuities	6.4 to 6.7	5.4 to 5.6
Inflation-linked annuities	5.7 to 5.8	5.0 to 5.2
Other business:		
Risk discount rate:[notes ii, iv]		
New business	6.7	7.0
In force	6.75	7.9
Pre-tax expected long-term nominal rates of investment return:		
UK equities	7.7	8.55
Overseas equities	6.3 to 10.25	8.1 to 10.2
Property	6.0	6.8
Gilts	3.7	4.55
Corporate bonds – with-profits funds[note v]	5.2	6.0
– other business	5.2	6.25
Expected long-term rate of inflation	3.0	3.2
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:		
Pension business (where no tax applies)	6.6	7.85
Life business	5.8	6.9

Notes

i The new business risk discount rate for shareholder-backed annuity business for 2008 reflects the assets allocated to back new business with an allowance for credit risk based on point of sale market conditions, consistent with how the business was priced. The allowance for credit risk for new business at point of sale is determined using the same methodology for in-force business described in note (iv) below.

ii The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

328 Prudential plc Annual Report 2008

iii The pre-tax rates of return for shareholder-backed annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults. iv Credit spread treatment For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities. Given the current exceptional fixed interest market conditions, and the Company’s expectation that the widening of credit spreads observed in 2008 will not be maintained, the Company considers that it is most appropriate to assume an unchanged level of credit spreads, an unchanged level of longer-term default allowance and an unchanged risk discount rate methodology relative to those used at 31 December 2007.

For UK annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a ‘market consistent embedded value’ including liquidity premium. The liquidity premium is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. For Prudential Retirement Income Limited (PRIL), which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk at 31 December 2008 is made up of: a 16 bps for fixed annuities and 13 bps for inflation-linked annuities in respect of long-term expected defaults; this is derived by applying Moody’s data from 1970 onwards uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating, to the asset portfolios. b 11 bps for fixed annuities and 9 bps for inflation-linked annuities in respect of long-term credit risk premium for the potential volatility in default levels; this is derived by applying the 95th worst percentile from Moody’s data from 1970 onwards, to the asset portfolios. c 56 bps for fixed annuities and 48 bps for inflation-linked annuities in respect of additional short-term credit risk, reflecting the extreme market conditions at 31 December 2008; this is derived as 25 per cent of the increase in credit spreads over swaps that has occurred since

31 December 2006 based on a set of externally published indices weighted to reflect the asset mix.

On a weighted basis for fixed annuities and inflation-linked annuities the allowance is 15 bps for long-term expected defaults, 11 bps for long-term credit risk premium, and 54 bps for short-term credit risk.

Pillar I reserves are calculated using a similar allowance for credit risk. For EEV reporting the allowance for short-term credit risk is assumed to be released gradually over the five year period following the valuation date.

The Pillar I allowance of 80 bps per annum is financially equivalent to 185 bps for the years 2009 to 2011 and 45 bps thereafter for the life of the book. The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

The risk discount rate for new business profits reflects the assets allocated to back new business and an allowance for credit risk based on point of sale market conditions, consistent with how the business was priced. The allowance for credit risk at the point of sale is determined using the same methodology for in-force business. In both cases, the allowance for credit risk included in setting the discount rate reflects the three constituent elements of long-term expected defaults, long-term credit risk premiums, and additional short-term credit risk. v The assumed long-term rate for corporate bonds for 2007 for with-profits business was determined after taking account of the purchase of credit default swaps.

Stochastic assumptions

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

Asian operations

The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.

The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Malaysia, Singapore and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns for 2008 ranges from 18 per cent to 30 per cent (2007: 18 per cent to 25 per cent), and the volatility of government bond yields ranges from 1.4 per cent to 2.4 per cent (2007: 1.3 per cent to 2.5 per cent).

US operations (Jackson)

• Interest rates are projected using a log-normal generator calibrated to actual market data;

• Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

• Variable annuity equity and bond returns have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns for both 2008 and 2007 ranges from 18.6 per cent to 28.1 per cent, depending on risk class, and the standard deviation of bond returns ranges from 1.5 per cent to 1.6 per cent (2007: 1.4 per cent to 1.7 per cent).

Financial statements EEV

Notes on the EEV basis supplementary information continued

3 Assumptions continued

UK insurance operations

• Interest rates are projected using a two-factor model calibrated to actual market data;

• The risk premium on equity assets is assumed to follow a log-normal distribution;

• The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

• Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied to both 2008 and 2007 are as follows:

Equities:

UK 18.0

Overseas 16.0

Property 15.0

c Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations.

d Expense assumptions

Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately.

Corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits fund, Asia development and Regional Head Office expenses are charged to EEV basis results as incurred. No adjustment is made to the embedded value of covered business.

e Inter-company arrangements

The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to PRIL. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

f Taxation and other legislation

Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.

g Asset management and service companies

The value of future profits or losses from asset management and service companies that support the Group’s covered businesses are included in the profits for new business and the in-force value of the Group’s long-term business.

4 Accounting presentation

a Analysis of profit before tax

To the extent applicable, presentation of the EEV profit for the year is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results of the Group’s continuing operations including longer-term investment returns. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non operating results comprise short-term fluctuations in investment returns, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees.

330 Prudential plc Annual Report 2008

b Operating profit

Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purpose of calculating the longer-term investment return to be included in the operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

For the purposes of determining the long-term returns for debt securities of shareholder-backed operations, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit reflects the expected longer-term rate of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may from time to time take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the risk adjusted yield on the assets used to determine the valuation interest rate for calculating the carrying value of policyholder liabilities. Operating profit includes the effect of rebalancing the portfolio calibrated to investment conditions at

31 December 2006 i.e. prior to the exceptional spread widening in 2007 and 2008. Non-operating profit incorporates the effect of rebalancing calibrated by reference to changes to credit spreads since 31 December 2006.

c Pension costs

Profit before tax

Movements on the shareholders’ share of surplus (to the extent not restricted by IFRIC 14) and deficits of the Group’s defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 2d and 2e, the shareholders’ share incorporates 10 per cent of the proportion of the surpluses or deficits attributable to the PAC with-profits fund. The surplus or deficit is determined by applying the requirements of IAS 19.

Actuarial gains and losses

Actuarial gains and losses comprise:

• The difference between actual and expected return on the scheme assets; • experience gains and losses on scheme liabilities;

• the impact of altered economic and other assumptions on the discounted value of scheme liabilities; and • the movement in estimates of deficit funding requirements.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results.

d Effect of changes in economic assumptions and time value of cost of options and guarantees

Movements in the value of in-force business caused by changes in economic assumptions and the time value of cost of options and guarantees resulting from changes in economic factors are recorded in non-operating results.

e Results for asset management operations

The results of the Group’s asset management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders’ other income is adjusted to deduct the expected margin for the year on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.

f Capital held centrally for Asian operations

Previously, for the purpose of presentation of the Group’s operating results, the return on capital held centrally to back the economic capital requirements for the Taiwan life business has been allocated to the operating result for Asian operations with a consequent reduction in Group shareholders’ other income for EEV basis reporting. In the 2008 results this approach has no longer been applied. The presentation of the 2007 comparative results has been adjusted accordingly, as explained in note 6(ii)(b).

g Taxation

The EEV profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rate of tax. In general, the effective rate corresponds to the corporation tax rate on shareholder profits of the business concerned.

Financial statements EEV

Notes on the EEV basis supplementary information continued

h Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

The principal exchange rates applied are:

Closing rate at

Average

Closing rate at

Average

Opening rate

Local currency: £

31 Dec 2008

for 2008

31 Dec 2007

for 2007

at 1 Jan 2007

Hong Kong 11.14 14.42 15.52 15.62 15.22

Japan 130.33 192.09 222.38 235.64 233.20

Malaysia 5.02 6.15 6.58 6.88 6.90

Singapore 2.07 2.61 2.87 3.02 3.00

Taiwan 47.28 58.24 64.56 65.75 63.77

US 1.44 1.85 1.99 2.00 1.96

The exchange movements in 2008 and 2007 recorded within the movements in shareholders’ equity (and for 2008, in note 16) for long-term business and other operations comprise amounts in respect of:

2008 £m 2007 £m

Long-term business operations:

Asian operations 1,170 80

US operations 1,264 (53)

2,434 27

Other operations (primarily reflecting US$ denominated holding company borrowings and hedge positions) (424) 37

Total 2,010 64

32 Prudential plc Annual Report 2008

5 Premiums, operating profit and margins from new business

a Premiums and contributions [note i]

	Single 2008 £m	Single 2007 £m	Regular 2008 £m	Regular 2007 £m	Annual premium and contribution equivalents (APE) 2008 £m	APE 2007 £m	Present value of new business premiums (PVNBP) 2008 £m	PVNBP 2007 £m
Asian operations								
China [note ii]	63	45	32	24	38	29	230	167
Hong Kong	507	501	154	117	205	167	1,612	1,196
India (Group's 26% interest)	60	26	202	177	208	180	747	728
Indonesia	94	118	167	109	176	121	649	494
Japan	115	122	30	22	42	34	217	214
Korea	78	179	211	241	219	259	1,097	1,267
Malaysia	28	41	99	78	102	82	570	472
Singapore	341	593	78	67	112	126	961	1,047
Taiwan	153	132	189	218	204	231	1,037	1,121
Other	18	36	54	55	56	58	188	200
Total Asian operations	1,457	1,793	1,216	1,108	1,362	1,287	7,308	6,906
US operations								
Fixed annuities	1,724	573	–	–	172	57	1,724	573
Fixed index annuities	501	446	–	–	50	45	501	446
Variable annuities	3,491	4,554	–	–	349	455	3,491	4,554
Life	7	7	24	19	25	20	230	158
Guaranteed Investment Contracts	857	408	–	–	86	41	857	408
GIC – Medium Term Notes	337	527	–	–	34	53	337	527
Total US operations	6,917	6,515	24	19	716	671	7,140	6,666
UK insurance operations								
Product summary								
Internal vesting annuities	1,600	1,399	–	–	160	140	1,600	1,399
Direct and partnership annuities	703	842	–	–	70	84	703	842
Intermediated annuities	497	555	–	–	50	56	497	555
Total individual annuities	2,800	2,796	–	–	280	280	2,800	2,796
Income drawdown	75	34	–	–	8	3	75	34
Equity release	242	156	–	–	24	16	242	156
Individual pensions	115	38	3	1	14	5	124	42
Corporate pensions	221	283	88	84	110	112	645	737
Unit-linked bonds	109	243	–	–	11	24	109	243
With-profit bonds	869	297	–	–	87	30	869	297
Protection	–	–	6	5	6	5	38	26
Offshore products	551	434	4	4	59	47	573	455
PruHealth [note iii]	–	–	16	13	16	13	146	107
Total retail retirement	4,982	4,281	117	107	615	535	5,621	4,893
Corporate pensions	227	198	116	115	139	135	653	604
Other products	132	190	21	25	34	44	219	276
DWP rebates	153	143	–	–	15	14	153	143
Total mature life and pensions	512	531	137	140	188	193	1,025	1,023
Total retail	5,494	4,812	254	247	803	728	6,646	5,916
Wholesale annuities [note iv]	1,417	1,799	–	–	142	180	1,417	1,799
Credit life	18	21	–	–	2	2	18	21
Total UK insurance operations	6,929	6,632	254	247	947	910	8,081	7,736
Channel summary								
Direct and partnership	2,352	2,385	215	212	450	451	3,268	3,313
Intermediated	2,990	2,284	39	35	338	263	3,226	2,460
Wholesale [note iv]	1,434	1,820	–	–	144	182	1,434	1,820
	6,776	6,489	254	247	932	896	7,928	7,593
DWP rebates	153	143	–	–	15	14	153	143
Total UK operations	6,929	6,632	254	247	947	910	8,081	7,736
Group total	15,303	14,940	1,494	1,374	3,025	2,868	22,529	21,308

Financial statements
EEV

333

Notes on the EEV basis supplementary information
continued

5 Premiums, operating profit and margins from new business continued

Notes

i The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual premiums and contribution equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

ii The table above include for 2007 the transfer of 62,000 with-profits annuity policies from Equitable Life on 31 December 2007 with assets of approximately £1.7 billion. The transfer represented an APE of £174 million.

iii Subsequent to 29 September 2007 following expiry of the previous management agreement CITIC–Prudential Life Insurance Company Ltd (CITIC-Prudential), the Group's life operation in China, has been accounted for as a 50 per cent joint venture. Prior to this date CITIC–Prudential was consolidated as a subsidiary undertaking. All premiums for CITIC–Prudential are shown at 50 per cent on a like for like basis, reflecting the constant economic interest before and after the management changes in line with the original agreement with CITIC.

iv The table above for full year 2008 and 2007 reflect the inclusion of the Group's UK health insurance joint venture operation, PruHealth.

b Operating profit

	2008 £m			2007 £m		
	Pre-tax	Tax	Post-tax Note 17(a)ii	Pre-tax	Tax	Post-tax Note 17(a)ii
Asian operations	741	(191)	550	643	(170)	473
US operations note i	293	(103)	190	285	(100)	185
UK insurance operations	273	(76)	197	277	(77)	200
Total	1,307	(370)	937	1,205	(347)	858

Note

i US Operations net of tax profit:

	2008 £m	2007 £m
Before capital charge	193	197
Capital charge	(3)	(12)
After capital charge	190	185

In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Included within pre-tax new business profits shown in the table above are profits arising from asset management business falling within the scope of covered business of:

	2008 £m	2007 £m
Asian operations	35	44
US operations	4	1
UK insurance operations	13	11
Total	52	56

334 Prudential plc Annual Report 2008

c Margins

	2008 £m					2008 %	
	New business premiums		Annual premium and contribution equivalent	Present value of new business premiums	Pre-tax new business contribution	New business margin	
	Single	Regular	(APE)	(PVNBP)		(APE)	(PVNBP)
Asian operations notes i, ii	1,457	1,216	1,362	7,308	741	54	10.1
US operations	6,917	24	716	7,140	293	41	4.1
UK insurance operations note iii	6,929	254	947	8,081	273	29	3.4
Total	15,303	1,494	3,025	22,529	1,307	43	5.8

	2007 £m					2007 %	
	New business premiums		Annual premium and contribution equivalent	Present value of new business premiums	Pre-tax new business contribution	New business margin	
	Single	Regular	(APE)	(PVNBP)		(APE)	(PVNBP)
Asian operations notes i, ii	1,793	1,108	1,287	6,906	643	50	9.3
US operations	6,515	19	671	6,666	285	42	4.3
UK insurance operations note iii	6,632	247	910	7,736	277	30	3.6
Total	14,940	1,374	2,868	21,308	1,205	42	5.7

	New business margin	
	(APE)	(APE)
	2008 %	2007 %
Asian operations:		
Hong Kong	79	73
Korea	34	37
Taiwan note i	59	58
India	19	12
China note ii	52	50
Indonesia	58	55
Other	72	61
Weighted average for all Asian operations	54	50

Notes

i The results for Asian operations include those of the Taiwanese life operations for which the Company agreed to transfer its agency business to China Life on 20 February 2009. Details are included in note 21.

ii The tables for Asian operations above reflect the inclusion of CITIC-Prudential Life Insurance Company Ltd, the Group's life operation in China as a 50 per cent held joint venture for 2008 and 2007 reflecting the economic interest throughout both years described in note (a)iii above. Previously, for presentational purposes, the 2007 results reflected the inclusion of CITIC-Prudential as a subsidiary undertaking up to 29 September 2007 and 50 per cent thereafter following the change of management arrangement after this date, with appropriate minority interest accounting to reflect the 50 per cent economic interest. The presentation of the operating profit for 2007 has been adjusted to allocate £10 million of profit from the result for new business to business in-force to prevent distortion of the published new business margin.

iii To align with the treatment in the 2008 results, the tables for UK insurance operations above for 2007 reflect the inclusion of the Group's UK health insurance joint venture operation, PruHealth, with an APE of £13 million and PVNBP of £107 million.

Financial statements
EEV

335

Notes on the EEV basis supplementary information
continued

5 Premiums, operating profit and margins from new business continued

New business margins are shown on two bases, namely the margins by reference to Annual Premium and Contribution Equivalents (APE) and the Present Value of New Business Premiums (PVNBP).

In general, as described in note 2a, the use of point of sale or end of period economic assumptions is not significant in determining the new business contribution for different types of business and across financial reporting periods. However, to obtain proper measurement of the new business contribution for business which is interest rate sensitive, it is appropriate to use point of sale economic assumptions, consistent with how the business was priced. In practice, the only area within the Group where this has a material effect, particularly in light of the dislocation of markets in 2008, is for UK shareholder-backed annuity and lifetime mortgage business. The 2008 results for shareholder-backed annuity and lifetime mortgage business have been prepared on the basis of point of sale rather than end of period economic assumptions which previously applied for EEV reporting. New business profits would have been £111 million lower if end of year economic assumptions had been applied. The reduction is reflected in non-operating profit. The £111 million primarily reflects the level of credit spread widening since the point of sale. For 2007, the effect of the use of point of sale market conditions would not have been material.

New business contributions for all business represent profits determined by applying non-economic assumptions as at the end of the year.

6 Operating profit from business in force

	2008 £m	2007 £m
Asian operations[note ii]		
Unwind of discount and other expected returns[note i]	434	340
Changes in operating assumptions[note ii a]	135	54
Experience variances and other items[note ii b]	(1)	5
	568	399
US operations[note iii]		
Unwind of discount and other expected returns:[note i]		
On value of in-force business and required capital	176	187
On surplus assets	57	53
Spread experience variance[note iii a]	54	99
Amortisation of interest-related realised gains and losses	28	37
Changes in operating assumptions[note iii b]	(17)	(24)
Other	(5)	(10)
	293	342
UK insurance operations[note iv]		
Unwind of discount and other expected returns[note i]	569	592
Effect of change in UK corporate tax rate[note iv a]	–	67
Annuity business:[note iv b]		
Mortality strengthening	–	(312)
Release of margins	–	312
	–	–
Other items[note iv c]	195	(81)
	764	578
Total	1,625	1,319

Notes

i For Asian operations and UK insurance operations, unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the year as adjusted for the effect of changes in economic and operating assumptions reflected in the current year. For the unwind of discount for UK insurance operations included in operating results based on longer-term returns a further adjustment is made. For UK insurance operations the amount represents the unwind of discount on the value of in-force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the PAC with-profits fund and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the balance sheet and for total profit reporting, asset values and investment returns are not smoothed. For US operations the return on surplus assets is shown separately.

336 Prudential plc Annual Report 2008

ii Asian operations

a Changes in operating assumptions

The effect of changes in operating assumptions represent the following:

	2008 £m	2007 £m
Mortality and morbidity[note 1]	58	17
Expense[note 2]	26	51
Persistency[note 3]	36	(51)
Effect of change in corporate tax rates[note 4]	15	32
Other	–	5
	135	54

1 The favourable effect of £58 million relating to mortality and morbidity assumption changes mainly relates to Singapore of £34 million, Taiwan of £18 million and Hong Kong of £15 million, which reflect actual experience across most products, offset by a charge in Malaysia of £(19) million which reflects negative morbidity experience on A&H products.

2 The favourable overall net effect of £26 million for expense assumption changes in 2008 mainly relates to a reduction in investment management expenses. The credit of £51 million for 2007 mainly relates to Singapore (£37 million) and Korea (£21 million) both due to increases in investment margins.

3 The favourable effect of the change in persistency assumptions of £36 million in 2008 predominately arises in Singapore of £90 million, Hong Kong of £28 million and Malaysia of £21 million which reflect altered lapse rates, arising from recent experience, offset by charges in Taiwan of £(45) million and Korea of £(44) million mainly relating to premium holidays. The charge of £(51) million for the effect of changes in persistency assumptions in 2007 mainly arise in Singapore (£(29) million) as a result of changes in a number of product related features and updated maturity assumptions in Taiwan (£(15) million) from an increase in lapse rates, reflecting recent experience.

4 The effect of change in corporate tax rates represents the effect of incorporating the benefit arising from the reduction in the corporate tax rate in Indonesia for 2008 and in China, Malaysia and Singapore for 2007.

b Experience variances and other items

Experience variances and other items of a charge of £(1) million (2007: credit of £5 million) include a credit of £36 million (2007: £47 million) for favourable mortality and morbidity experience variance relating to better than expected experience across most territories, offset by a charge of £(34) million (2007: £(27) million) for expense experience variances and £(3) million (2007: £(4) million) of other charges. Also for 2007 there is a charge of £(11) million in respect of Vietnam for higher than expected investment fees payable on asset managers' performance.

The negative expense experience variance of £(34) million for 2008 includes £(11) million arising in Korea, reflecting lower sales, and includes a charge of £(9) million for expense overruns for China which is at a relatively early stage of development, for which the expenses for new business are in excess of the target levels factored into the valuation of new business. On the basis of current plans the target level for expenses for this operation is planned to be attained in 2012. The negative experience variance in 2007 of £(27) million arose in China of £(12) million and India of £(15) million.

The 2007 comparative result has been increased by £10 million for the adjustment in respect of China (as explained in note 5c) and reduced by £(4) million for the discontinuance of the allocation of notional return on centrally held economic capital in respect of Taiwan from shareholders' other income to the result for Asian operations as explained in note 4f. Other income is increased by an equivalent amount. Total profits are unaffected by these adjustments.

iii US operations

a Spread experience variance

The spread assumption for Jackson is determined on a longer-term basis net of a provision for defaults, with impairment losses in excess of the provision for defaults taken through short-term fluctuations in investment returns.

b Changes in operating assumptions

The effect of changes in operating assumptions for US operations is as follows:

	2008 £m
Mortality[note 1]	31
Variable annuity (VA) fees[note 2]	29
Effect of adjustments for certain reserves, surplus note borrowings and required capital	
Interest Maintenance Reserve (IMR)[note 3]	(10)
Variable Annuity Statutory Reserves[note 4]	(68)
Required Capital[note 5]	17
Surplus note borrowings[note 6]	–
Total[note 7]	(61)
Other	(16)
Total	(17)

Financial statements

EEV

337

Notes on the EEV basis supplementary information continued

6 Operating profit from business in force continued

Notes continued

1 The effect of changes in mortality assumptions reflect lower mortality rates for life products consistent with recent experience.

2 The effect of change in assumption in respect of VA fees represents an overall increase in the level of projected advisory fees for variable annuity business.

3 The IMR is a statutory liability in respect of realised gains on the sale of bonds which, on a regulatory basis, are amortised to income over time in line with the duration of the bonds sold. The 2008 results reflect this reserve as an explicit liability, consistent with the regulatory basis which, after the effects of discounting results in a charge to embedded value of £(10) million.

4 The statutory reserves are primarily in respect of guarantees on variable annuity products in excess of the surrender value. The impact of including these amounts as explicit liabilities, consistent with the regulatory basis, after the effects of discounting, results in a charge to embedded value of £(68) million.

5 The adjustment in respect of required capital represents a current year refinement to reduce the required capital to align the amount with the required level which has been set as an amount at least equal to 235 per cent of the risk-based capital required by National Association of Insurance Commissioners at the Company Action Level, which is sufficient to meet the economic capital requirement. The decrease results in an associated benefit from a reduction in the cost of capital of £17 million.

6 The surplus note borrowings have been reflected as contributing to the capital in the net worth but with the obligation deducted from the value of in-force business, with an overall net nil effect on the embedded value.

7 The adjustments in respect of the IMR, variable annuity reserves, surplus note borrowings and required capital detailed in 3 to 6 above also resulted in a post-tax net reallocation from free surplus and required capital of £(110) million and £(137) million respectively to the value of in-force of £207 million, as detailed in note 17a. iv UK insurance operations a Effect of change in UK corporate tax rate The comparative results for 2007 of £67 million reflect the effects of the change to reduce the UK corporate tax rate from 30 per cent to 28 per cent in projecting the tax cash flows attaching to in-force business. b Annuity business For UK insurance operations there is a net nil charge or credit for the 2008 and 2007 results. However, the 2007 results for annuity business have been determined after a strengthening of explicit mortality assumptions and the release of excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks.

The overall impact of the assumption changes and release of margins for 2007 is as follows:

2007

£m

Strengthening of mortality assumptions(312)

Release of margins:

Projected benefit related 144

Investment related 82

Expense related 29

Other 57

312

0

c Other items

Other items for UK insurance operations in 2008 are in aggregate a credit of £195 million. Consistent with the methodology applied in previous years, this amount includes a credit of £118 million resulting from part of the effect of rebalancing the asset portfolio backing annuity business on the valuation interest rate for determining Pillar I liabilities. The rebalancing reflects changes to the portfolio to more closely align the credit quality with management benchmark. The £118 million effect of rebalancing included in operating profit reflects longer-term levels of credit spread evident as at 31 December 2006 i.e. prior to the exceptional credit spread widening in 2007 and 2008. The additional increase in the Pillar I valuation interest rate due to rebalancing at the credit spreads at which assets were traded in 2008 is reflected within non-operating profit together with, via the increase in discount rate, the additional allowance for credit risk for the portfolio as a whole as described in note 12. The £195 million credit also includes a cost of capital charge of £(34) million for the effect of holding the short-term credit risk reserve for statutory reporting, as described in note 3b, and releasing it over an assumed five year period. Also included in operating profit for business in-force is a credit of £56 million in respect of the release of certain annuity business reserves, a credit of £24 million in respect of the release of prior period provisions relating to Credit Life business, and a net credit of £31 million for other items.

The charge of £(81) million for 2007 includes £(13) million in respect of annual licence fee payments, £(36) million of costs associated with product and distribution development, £(14) million for expense over-runs in respect of a tariff agreement with SAIF and £(19) million for other items which includes a credit of £1 million for a positive persistency experience.

The annual licence fee payments are made by shareholder-backed subsidiaries of UK insurance operations, via a service company, to the PAC with-profits sub-fund for the right to use trademarks and for the goodwill associated with the purchase of the business of the Scottish Amicable Life Assurance Society in 1997. The licence fee arrangements run to 2017.

For 2007, the expense over-runs arising from the tariff arrangement in respect of SAIF of £14 million were borne by a service company. The arrangement was in place until the end of 2007 and was onerous to shareholders.

The 2007 comparative result has been reduced by £4 million in respect of the separate disclosure of UK general insurance commission. Total operating profit from UK insurance operations is unaffected by this adjustment.

338 Prudential plc Annual Report 2008

7 Investment return and other income

	2008 £m	2007 £m
IFRS basis	89	86
Less: projected asset management result in respect of covered business incorporated in opening EEV value of in-force business	(42)	(37)
EEV basis	47	49

8 Restructuring costs

Restructuring costs have been incurred as follows:

	2008 £m	2007 £m
UK insurance operations	14	8
Unallocated corporate	18	12
Total	32	20

The charge of £32 million (2007: £20 million) comprises £28 million (2007: £19 million) recognised on the IFRS basis and an additional £4 million (2007: £1 million) recognised on the EEV basis for the shareholders' share of costs incurred by the PAC with-profits fund.

9 Short-term fluctuations in investment returns

	2008 £m	2007 £m
Insurance operations:		
Asia[note i]	(1,063)	226
US[note ii]	(1,344)	(9)
UK[note iii]	(2,407)	(42)
Other operations[note iv]	(313)	(1)
Total	(5,127)	174

Notes

i Asian operations

	2008 £m
Singapore	(310)
Hong Kong	(284)
Taiwan	(163)
Other operations	(306)
	(1,063)

For Singapore and Hong Kong, the short-term fluctuations in investment returns primarily reflects the effect of substantial equity market falls on unit-linked and with-profits business. For unit-linked business, the short-term fluctuation in investment returns reflects the reduction in the value of the asset base and the consequent effect on the projection of future management fees. For with-profits business, the short-term fluctuation in investment returns reflects the difference between the shareholders' 10 per cent interest in the value movements on the assets and the unwind of discount on the opening shareholders' interest in the surplus.

The short-term fluctuations in investment returns for Taiwan principally reflect the equity market fall and a £(40) million value reduction for an investment in a CDO fund.

For 2007, the short-term fluctuations in investment returns for Asian operations of £226 million arose mainly from favourable equity investment performance in most territories, principally in Hong Kong of £102 million, Vietnam of £66 million and Singapore of £38 million offset by a negative fluctuation in Taiwan of £(26) million principally due to a £(30) million value reduction for an investment in a CDO fund.

Financial statements
EEV

339

Notes on the EEV basis supplementary information
continued

9 Short-term fluctuations in investment returns continued

Notes continued

ii US operations

The short-term fluctuations in investment returns for US operations primarily reflect the impact of impairment losses on debt securities and the effects on the value of variable annuity business of adverse movements in US equity markets. The fluctuations for US operations comprise the following items:

	2008 £m	2007 £m
Realised impairment losses:		
Actual losses on fixed income securities	(466)	(78)
Less: Risk margin charge included in operating profit	54	48
	(412)	(30)
Loss due to changed expectation of profits from fees on in-force variable annuity business in future periods based on current period equity returns, net of related hedging activity*	(733)	(16)
Actual less longer-term return on equity-type securities	(148)	51
Other	(51)	(14)
	(1,344)	(9)

*This adjustment arises due to the market returns being lower than the assumed longer-term rate of return. This gives rise to lower than expected year end values of variable annuity assets under management with a resulting effect on the projected value of future account values and hence future profitability from altered fees. For 2008, the US equity market returns were approximately negative 38.5 per cent compared to the assumed longer-term rate of return of 5.8 per cent.

iii UK insurance operations

The short-term fluctuations in investment returns for UK insurance operations for 2008 arise on the following types of business:

	2008 £m
With-profits[note a]	(2,083)
Shareholder-backed annuity[note b]	(213)
Unit-linked and other[note c]	(111)
	(2,407)

Notes

a For with-profits business the charge represents the negative actual investment return on the PAC with-profits fund of (19.7) per cent against an assumed rate of 6.6 per cent.

b Short-term fluctuations in investment returns on shareholder-backed annuity business represent the unrealised loss on surplus assets and default experience.

c The charge of £(111) million relates primarily to unit-linked business and predominantly represents the capitalised loss of future fees from the fall in market values experienced during the year.

For 2007, the short-term fluctuations in investment returns for UK insurance operations of £(42) million primarily reflects value movements on the bond holdings of PRIL's shareholders' funds due to the net effect of widened credit spreads and reduced interest rates together with the difference between the actual investment returns for the with-profits life fund of 7.2 per cent and the gross long-term assumed rate of 7.85 per cent.

iv Other operations

Short-term fluctuations in investment returns of other operations arises from:

	2008 £m
Sale of investment in India mutual fund in May 2008 giving rise to a transfer to operating profit of £47 million for the crystallised gain, and value reduction in the period, prior to sale, of £24 million	(71)
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	(38)
Unrealised value movements, net of hedge effects, on Prudential Capital's bond portfolio	(190)
Unrealised value movements on a centrally held investment	(14)
	(313)

340 Prudential plc Annual Report 2008

10 Mark to market value movements on core borrowings

	2008 £m	2007 £m
US operations	37	9
Other operations	619	214
Total	656	223

Core borrowings of the Group are marked to market value under EEV. The figures in the table above reflect the movement in the difference between market and IFRS carrying values. As the liabilities are generally held to maturity or for the long term, no deferred tax asset or liability has been established on the difference (compared to IFRS) in carrying value. Accordingly, no deferred tax charge is recorded in the results in respect of the 2008 credit of £656 million (2007: £223 million).

11 Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The loss of £(15) million (2007: loss of £(5) million) included within the (loss) profit before tax reflects the shareholders' share of actuarial and other gains and losses on the Group's defined benefit pension schemes and can be analysed as follows:

	2008 £m	2007 £m
PSPS	(5)	–
M&G pension scheme	(9)	5
Scottish Amicable pension scheme	2	(10)
Taiwan	(3)	–
Total	(15)	(5)

On the EEV basis this (charge) gain includes a 10 per cent share of the actuarial gains and losses on the share attributable to the PAC with-profits fund for the Scottish Amicable Pension Scheme. Consistent with the derecognition of the Company's interest in the underlying surplus for PSPS, under the change of accounting policy described in note 20, it is not appropriate to report actuarial gains and losses for PSPS. The other losses for PSPS of £(5) million represent the change during 2008 in the provision for the deficit funding obligation.

12 Effect of changes in economic assumptions and time value of cost of options and guarantees

The (losses) profits on changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the (loss) profit from continuing operations before tax (including actual investment returns) arise as follows:

	2008 £m			2007 £m		
	Change in economic assumptions	Change in time value of cost of options and guarantees	Total	Change in economic assumptions	Change in time value of cost of options and guarantees	Total
Asian operations[note i]	(34)	8	(26)	201	9	210
US operations[note ii]	267	11	278	81	8	89
UK insurance operations[notes iii,iv]	(783)	(50)	(833)	466	(17)	449
Total	(550)	(31)	(581)	748	0	748

Notes

i The effect of changes in economic assumptions in Asia for 2008 of a charge of £(34) million includes a negative effect in Taiwan of £(185) million reflecting a charge of £(239) million for the impact of extending the phased bond yield progression period in Taiwan out by five years from 31 December 2013 to 31 December 2018, as described in note 3, offset by the impact in other territories, mainly reflecting the reduction in risk discount rates.

ii The credit for the effect of changes in economic assumptions for 2008 for US operations of £267 million primarily arises as a result of the impact of a change in the risk discount rate of £454 million, partially offset by the impact of a decrease in the variable annuity separate account return of £(230) million, both movements reflecting the 180 bps reduction in the 10-year Treasury rate as shown in note 3b.

Financial statements
EEV

341

Notes on the EEV basis supplementary information
continued

12 Effect of changes in economic assumptions and time value of cost of options and guarantees continued

Notes continued

iii The effect of changes in economic assumptions of a charge of £(783) million for UK insurance operations comprises the effect of:

	Shareholder-backed annuity business (note a) £m	With-profits and other business (note b) £m	Total 2008 £m
Increase (decrease) in portfolio yields	83	(1,082)	**(999)**
(Increase) decrease in risk discount rates	(394)	668	**274**
Other changes	(6)	(52)	**(58)**
	(317)	(466)	**(783)**

Notes

a For shareholder-backed annuity business (i.e. held in PRIL and the PAC non-profit sub-fund) the impact of the change in risk discount rate of £(394) million includes £(400) million in respect of strengthening credit risk assumptions (excluding the strengthening required in respect of the £2.8 billion rebalancing of the asset portfolios). The impact of the change in portfolio yields of £83 million includes a profit of £231 million in respect of the rebalancing, calculated by reference to changes in credit spreads since 31 December 2006.

b For with-profits and other business the decrease in fund earned rates and risk discount rates primarily reflects the reduction in gilt rates of (0.85) per cent.

iv The effect of changes in time value of cost of options and guarantees of a charge of £(50) million primarily relates to with-profits business reflecting the effect of the reduction in fund earned rates, as described in iii(b) above.

13 Tax attributable to shareholders' (loss) profit

The tax (credit) charge comprises:

	2008 £m	2007 £m
Tax charge on operating profit from continuing operations based on longer-term investment returns		
Long-term business:[note i]		
Asian operations[notes ii, iii]	**329**	252
US operations	**205**	197
UK insurance operations[notes ii, iii]	**269**	236
	803	685
Other operations	**(38)**	7
Total tax charge on operating profit from continuing operations based on longer-term investment returns	**765**	692
Tax (credit) charge on items not included in operating profit		
Tax (credit) charge on short-term fluctuations in investment returns	**(1,411)**	22
Tax (credit) charge on shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	**(3)**	0
Tax (credit) charge on effect of changes in economic assumptions and time value of cost of options and guarantees	**(122)**	213
Total tax (credit) charge on items not included in operating profit from continuing operations	**(1,536)**	235
Tax (credit) charge on (loss) profit on ordinary activities from continuing operations (including tax on actual investment returns)[note iv]	**(771)**	927

Notes

i The profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. In the UK, the effective rate is the UK corporation tax rate of 28 per cent which took effect from 1 April 2008. For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business. Effects on statutory tax for the period affect the overall tax rate. For Asia, similar principles apply subject to the availability of taxable profits.

ii Including tax relief on Asia development expenses and restructuring costs borne by UK insurance operations.

iii The tax charge for 2008 includes the notional tax gross up of £4 million attaching to the change of corporate tax rate in Indonesia and in 2007 of £26 million attaching to the change of corporate tax rates in China, Malaysia, Singapore and the UK.

iv The 2007 comparatives for the tax charges for continuing operations shown above exclude discontinued banking operations, which were sold on 1 May 2007.

342 Prudential plc Annual Report 2008

14 Earnings per share (EPS)

	2008 £m	2007 £m
Operating EPS from continuing operations:		
Operating profit before tax	2,961	2,530
Tax	(765)	(692)
Minority interests	(5)	(17)
Operating profit after tax and minority interests from continuing operations	2,191	1,821
Operating EPS from continuing operations (pence)	88.6p	74.5p
Total EPS from continuing operations:		
Total (loss) profit before tax	(2,106)	3,670
Tax	771	(927)
Minority interests	(3)	(21)
Total (loss) profit after tax and minority interests from continuing operations	(1,338)	2,722
Total EPS from continuing operations (pence)	(54.1)p	111.3p
Average number of shares (millions)	2,472	2,445

The average number of shares reflects the average number in issue adjusted for shares held by employee trusts and consolidated unit trusts and OEICs which are treated as cancelled.

15 Shareholders' funds – segmental analysis

	2008 £m	2007 £m
Asian operations		
Long-term business:[note i]		
Net assets of operations – EEV basis shareholders' funds	5,264	3,726
Acquired goodwill[note ii]	111	111
Asset management:[note iii]		
Net assets of operations	167	111
Acquired goodwill[note ii]	61	61
	5,603	4,009
US operations		
Jackson (net of surplus note borrowings of £154m (2007: £147m):[note iv]		
Shareholders' funds before capital charge	4,357	3,689
Capital charge[note v]	(18)	(84)
EEV basis shareholders' funds	4,339	3,605
Broker-dealer and asset management operations[note iii]	114	81
	4,453	3,686
UK operations		
Long-term business operations:[notes i,vi]		
Smoothed shareholders' funds[note vii]	5,437	6,031
Actual shareholders' funds less smoothed shareholders' funds	(518)	466
EEV basis shareholders' funds	4,919	6,497
M&G:[note iii]		
Net assets of operations	147	271
Acquired goodwill[note ii]	1,153	1,153
	6,219	7,921
Other operations		
Holding company net borrowings at market value[note iv]	(818)	(873)
Other net liabilities[note iii]	(501)	(143)
	(1,319)	(1,016)
Total	14,956	14,600

Financial statements
EEV

343

Notes on the EEV basis supplementary information
continued

15 Shareholders' funds – segmental analysis continued

Notes

i A charge is deducted from the annual result and embedded value for the cost of capital supporting the Group's long-term business operations. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital. Where encumbered capital is held within a with-profits sub-fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of encumbered capital.

ii Under IFRS, goodwill is not amortised but is subject to impairment testing. Goodwill attaching to venture fund investment subsidiaries of the PAC with-profits fund that are consolidated under IFRS is not included in the table above as the goodwill attaching to these companies is not relevant to the analysis of shareholders' funds.

iii With the exception of the share of pension scheme deficit attributable to the PAC with-profits fund, which is included in 'Other operations' net liabilities, and the borrowings as described in note iv, the amounts shown for the items in the table above that are referenced to this note have been determined on the statutory IFRS basis. The overall pension scheme deficit, net of tax, attributable to shareholders relating to the Prudential Staff Pension and Scottish Amicable Pension Schemes is determined as shown below:

	2008 £m	2007 £m
IFRS basis deficit (relating to shareholder-backed operations)	(31)	(41)
Additional EEV deficit (relating to shareholders' 10 per cent share of the IFRS basis deficit attributable to the PAC with-profits fund)	(6)	(9)
EEV basis	(37)	(50)

iv Net core structural borrowings of shareholder-financed operations comprise:

	IFRS basis 2008 £m	Mark to market value adjustment 2008 £m	EEV basis at market value 2008 £m	IFRS basis 2007 £m	Mark to market value adjustment 2007 £m	EEV basis at market value 2007 £m
Holding company* cash and short-term investments	1,165	–	1,165	1,456	–	1,456
Core structural borrowings – central funds(note)	(2,785)	802	(1,983)	(2,367)	38	(2,329)
Holding company net borrowings	(1,620)	802	(818)	(911)	38	(873)
Core structural borrowings – Jackson	(173)	19	(154)	(125)	(22)	(147)
	(1,793)	821	(972)	(1,036)	16	(1,020)

*Including central finance subsidiaries.

Note

EEV basis holding company borrowings comprising:

	2008 £m	2007 £m
Perpetual subordinated capital securities (Innovative Tier 1)	(513)	(679)
Subordinated debt (Lower Tier 2)	(737)	(817)
Senior debt	(733)	(833)
	(1,983)	(2,329)

In accordance with the EEV Principles, core borrowings are carried at market value.

v In determining the cost of capital for Jackson, it has been assumed that an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level must be retained. The related capital charge reflects the assumptions discussed in note 3b, together with the adjustments to required capital described in note 6iii.

vi The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10 per cent. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

vii UK long-term business smoothed shareholders' funds reflect an adjustment to the assets of the PAC with-profits fund, for the purposes of determining the unwind of discount included in operating profits, to remove the short-term volatility in market values of assets. Shareholders' funds in the balance sheet are determined on an unsmoothed basis.

344 Prudential plc Annual Report 2008

16 Reconciliation of movement in shareholders' funds

	2008 £m					
	Long-term business operations					
	Asian operations	US operations	UK insurance operations	Total long-term business operations	Other operations	Group Total
Operating profit from continuing operations (based on longer-term investment returns)						
Long-term business:						
New business[5]	741	293	273	1,307		1,307
Business in force[6]	568	293	764	1,625		1,625
	1,309	586	1,037	2,932		2,932
Asia development expenses	(26)			(26)		(26)
UK general insurance commission					44	44
M&G					286	286
Asian asset management operations					52	52
US broker-dealer and asset management					10	10
Curian					(3)	(3)
Other income and expenditure					(302)	(302)
Restructuring costs[8]			(14)	(14)	(18)	(32)
Operating profit from continuing operations based on longer-term investment returns	1,283	586	1,023	2,892	69	2,961
Short-term fluctuations in investment returns[9]	(1,063)	(1,344)	(2,407)	(4,814)	(313)	(5,127)
Mark to market value movements on core borrowings[10]		37		37	619	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes[11]	(3)			(3)	(12)	(15)
Effect of changes in economic assumptions and time value of cost of options and guarantees[12]	(26)	278	(833)	(581)	–	(581)
Profit (loss) from continuing operations before tax (including actual investment returns)	191	(443)	(2,217)	(2,469)	363	(2,106)
Tax (charge) credit attributable to shareholders' profit (loss):[13]						
Tax on operating profit	(329)	(205)	(269)	(803)	38	(765)
Tax on short-term fluctuations in investment returns	167	492	683	1,342	69	1,411
Tax on shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	1			1	2	3
Tax on effect of changes in economic assumptions and time value of cost of options and guarantees	(14)	(97)	233	122	–	122
Total tax (charge) credit	(175)	190	647	662	109	771
Minority interests	2	–	(1)	1	(4)	(3)
Profit (loss) for the year	18	(253)	(1,571)	(1,806)	468	(1,338)
Exchange movements[note i]	1,170	1,264	–	2,434	(424)	2,010
Related tax					119	119
Intra group dividends (including statutory transfer)	(36)	(169)	(296)	(501)	501	–
External dividends					(453)	(453)
Reserve movements in respect of share-based payments					18	18
Investment in operations[note ii]	389	–	322	711	(711)	–
Other transfers[note iv]	(3)	40	(33)	4	(4)	–
Movement in own shares in respect of share-based payment plans					3	3
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS					(25)	(25)
New share capital subscribed					170	170
Mark to market value movements on Jackson assets backing surplus and required capital		(148)		(148)		(148)
Net increase (decrease) in shareholders' equity	1,538	734	(1,578)	694	(338)	356
Shareholders' equity at 1 January 2008						
as previously published	3,726	3,605	6,497	13,828	951	14,779
effect of adoption of principles of IFRIC 14 for accounting for pension schemes	–	–	–	–	(179)	(179)
after adoption of IFRIC 14	3,726	3,605	6,497	13,828	772	14,600
Shareholders' equity at 31 December 2008[note iii,15]	5,264	4,339	4,919	14,522	434	14,956

Financial statements
EEV

345

Notes on the EEV basis supplementary information
continued

16 Reconciliation of movement in shareholders' funds continued

Notes

i Profits are translated at average exchange rates, consistent with the method applied for statutory IFRS basis results. The amounts recorded above for exchange rate movements reflect the difference between 2008 and 2007 exchange rates as applied to shareholders' funds at 1 January 2008 and the difference between 31 December 2008 and average 2008 rates for profits.

ii Investment in operations reflects increases in share capital. This includes certain non-cash items as detailed in note 17(b)(x).

iii For the purposes of the table above, goodwill related to Asia long-term operations (as shown in note 15) is included in Other operations.

iv Other transfers (from) to long-term business operations to other operations in 2008 represent:

	Asian operations £m	US operations £m	UK insurance operations £m	Total long-term business operations £m
Adjustment for net of tax asset management projected profits of covered business	(15)	(3)	(17)	(35)
Other adjustments	12	43	(16)	39
	(3)	40	(33)	4

EEV basis shareholders' equity at 31 December 2008	Long-term business operations: Asian operations £m	US operations £m	UK insurance operations £m	Total long-term business operations £m	Other operations £m	Group total £m
Analysed as:						
Statutory IFRS basis shareholders' equity	2,056	1,698	1,655	5,409	(351)	5,058
Additional retained profit on an EEV basis	3,208	2,641	3,264	9,113	785	9,898
EEV basis shareholders' equity	5,264	4,339	4,919	14,522	434	14,956
Comprising:						
Free surplus	(240)	501	186	447		
Required capital	1,789	1,400	928	4,117		
Value of in-force business before deduction of cost of capital and of guarantees	4,590	2,838	4,263	11,691		
Cost of capital	(869)	(18)	(372)	(1,259)		
Cost of time value of guarantees	(6)	(382)	(86)	(474)		
	5,264	4,339	4,919	14,522		

EEV basis shareholders' equity at 1 January 2008	Long-term business operations: Asian operations £m	US operations £m	UK insurance operations £m	Total long-term business operations £m	Other operations £m	Group total £m
Analysed as:						
Statutory IFRS basis shareholders' equity	1,258	2,690	1,364	5,312	750	6,062
Additional retained profit on an EEV basis	2,468	915	5,133	8,516	22	8,538
EEV basis shareholders' equity	3,726	3,605	6,497	13,828	772	14,600
Comprising:						
Free surplus	49	1,147	272	1,468		
Required capital	907	1,072	891	2,870		
Value of in-force business before deduction of cost of capital and of guarantees	3,245	1,612	5,641	10,498		
Cost of capital	(472)	(84)	(251)	(807)		
Cost of time value of guarantees	(3)	(142)	(56)	(201)		
	3,726	3,605	6,497	13,828		

346 Prudential plc Annual Report 2008

17 Reconciliation of net worth and value of in-force business a Summary by business unit

Reconciliation of net worth and value of in-force business for 2008 note i	2008 £m Free Surplus note iv	Required capital	Total net worth	Value of in-force business note v	Total long-term business
Shareholders' equity at 1 January 2008 note vi	1,468	2,870	4,338	9,490	13,828
New business contribution note ii, iii	(825)	472	(353)	1,290	937
Existing business – transfer to net worth	1,413	(416)	997	(997)	–
Expected return on existing business	53	130	183	718	901
Changes in operating assumptions and experience variances:					
Adjustments in respect of certain statutory reserves, required capital and surplus note borrowings note viii	(187)	(137)	(324)	284	(40)
Effect of establishment and increase in allowance for short-term credit risk under the statutory (Pillar I) reporting*	(770)	41	(729)	705	(24)
Other	(64)	169	105	210	315
	(1,021)	73	(948)	1,199	251
Changes in non-operating assumptions and experience variances and minority interests	(915)	165	(750)	(3,145)	(3,895)
(Loss) profit on ordinary activities after tax and minority interests from long-term business	(1,295)	424	(871)	(935)	(1,806)
Exchange movements	76	823	899	1,535	2,434
Intra-group dividends (including statutory transfer) and investment in operations	342		342	(132)	210
Mark to market value movements on Jackson assets backing surplus and required capital	(148)		(148)		(148)
Other transfers to net worth note vii	4		4		4
Shareholders' equity at 31 December 2008 note vi	447	4,117	4,564	9,958	14,522
Representing:					
Asian operations					
Shareholders' equity at 1 January 2008	49	907	956	2,770	3,726
New business contribution	(243)	42	(201)	751	550
Existing business – transfer to net worth	459	(85)	374	(374)	–
Expected return on existing business	(8)	61	53	283	336
Changes in operating assumptions and experience variances	(181)	178	(3)	71	68
Changes in non-operating assumptions and experience variances and minority interests	(521)	256	(265)	(671)	(936)
(Loss) profit on ordinary activities after tax and minority interests from long-term business	(494)	452	(42)	60	18
Exchange movements	(145)	430	285	885	1,170
Intra-group dividends (including statutory transfer) and investment in operations	353		353		353
Other transfers from net worth	(3)		(3)		(3)
Shareholders' equity at 31 December 2008	(240)	1,789	1,549	3,715	5,264

Financial statements

EEV

347

Notes on the EEV basis supplementary information
continued

17 Reconciliation of net worth and value of in-force business continued

a Summary by business unit continued

Reconciliation of net worth and value of in-force business for 2008 note i	2008 £m Free surplus note iv	Required capital	Total net worth	Value of in-force business note v	Total long-term business
US operations					
Shareholders' equity at 1 January 2008	1,147	1,072	2,219	1,386	3,605
New business contribution	(289)	265	(24)	214	190
Existing business – transfer to net worth	379	(226)	153	(153)	–
Expected return on existing business	37	40	77	75	152
Changes in operating assumptions and experience variances:					
Adjustments in respect of certain statutory reserves, required capital and surplus note borrowings note viii	(110)	(137)	(247)	207	(40)
Other	(1)	(7)	(8)	87	79
	(111)	(144)	(255)	294	39
Changes in non-operating assumptions and experience variances and minority interests	(606)		(606)	(28)	(634)
(Loss) profit on ordinary activities after tax and minority interests from long-term business	(590)	(65)	(655)	402	(253)
Exchange movements	221	393	614	650	1,264
Intra-group dividends (including statutory transfer) and investment in operations	(169)		(169)		(169)
Mark to market value movements on Jackson assets backing surplus and required capital	(148)		(148)		(148)
Other transfers to net worth	40		40		40
Shareholders' equity at 31 December 2008	501	1,400	1,901	2,438	4,339
UK insurance operations					
Shareholders' equity at 1 January 2008	272	891	1,163	5,334	6,497
New business contribution	(293)	165	(128)	325	197
Existing business – transfer to net worth	575	(105)	470	(470)	–
Expected return on existing business	24	29	53	360	413
Changes in operating assumptions and experience variances:					
Adjustment in respect of certain statutory reserves note viii	(77)	–	(77)	77	–
Effect of establishment and increase in allowance for short-term credit risk under statutory (Pillar I) reporting*	(770)	41	(729)	705	(24)
Other	118	(2)	116	52	168
	(729)	39	(690)	834	144
Changes in non-operating assumptions and experience variances and minority interests	212	(91)	121	(2,446)	(2,325)
(Loss) profit on ordinary activities after tax and minority interests from long-term business	(211)	37	(174)	(1,397)	(1,571)
Intra-group dividends (including statutory transfer) and investment in operations	158		158	(132)	26
Other transfers from net worth	(33)		(33)		(33)
Shareholders' equity at 31 December 2008	186	928	1,114	3,805	4,919

*This adjustment reflects the reserve for short-term credit risk that was established for Pillar I reporting subsequent to the EEV full year 2007 basis results announced in March 2008 and the movement in 2008.

Notes

i All figures are shown net of tax.

ii The movements arising from new business contribution are as follows:

	2008 £m	2007 £m
Free surplus	(825)	(544)
Required capital	472	308
Total net worth	(353)	(236)
Value of in-force business	1,290	1,094
Total long-term business	937	858

348 Prudential plc Annual Report 2008

iii New business capital usage

	Free surplus	Annual premium equivalent (APE) note 5a	New business capital usage per £100m APE
	£m	£m	£m
Asian operations	(243)	1,362	18
US operations	(289)	716	40
UK insurance operations	(293)	947	31
	(825)	3,025	27

iv Free surplus is the market value of the net worth in excess of the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV principles.

v Value of in-force business includes the value of future margins from current in-force business less the cost of holding encumbered capital.

vi Included in the EEV basis shareholders' funds of long-term business operations of £14,522 million (2007: £13,828 million) is £409 million (2007: £349 million) in respect of asset management business falling within the scope of covered business as follows:

	2008 £m	2007 £m
Asian operations	273	204
US operations	19	12
UK insurance operations	117	133
	409	349

vii Other transfers from net worth

	2008 Note 16iv £m
Adjustment for net of tax asset management projected profits of covered business	(35)
Other adjustments	39
	4

viii The charge of £40 million to total EEV represents the cost of capital relating to the reallocation of certain items from net worth to the value of in-force business for US and UK operations. These adjustments related to the following items:

	2008 £m				
	Free surplus	Required capital	Net worth	Value of in-force business	Total long-term business
US operations:					
Interest Maintenance Reserve (IMR) and certain statutory reserves relating to variable annuity business note 1	(404)	–	(404)	353	(51)
Required capital note 2	137	(137)	0	11	11
Surplus note borrowings note 3	157	–	157	(157)	–
	(110)	(137)	(247)	207	(40)
UK insurance operations note 4	(77)	–	(77)	77	–
Total	(187)	(137)	(324)	284	(40)

1 These reserves represent additional prudent reserves recognised for local regulatory purposes and comprise reductions in free surplus of £(45) million in respect of the Interest Maintenance Reserve (IMR) and £(359) million relating to certain statutory reserves for variable annuity business. The value of in-force business reflects an increase of £38 million in respect of the IMR and £315 million in respect of the reallocation of other statutory reserves. The IMR is a statutory liability in respect of realised gains on the sale of bonds which, on a regulatory basis, are amortised to income over time, in line with the duration of the bonds sold. The statutory reserves are in respect of guarantees on variable annuity products in excess of the surrender value. Previously for EEV basis reporting, the IMR and these certain statutory variable annuity reserves were immediately released from the value of in-force business and treated as elements of free surplus. Their reallocation to the value of in-force business reflects the reinstatement of these amounts as explicit liabilities, consistent with the regulatory basis.

2 The adjustment to reduce required capital for US operations represents a current year refinement to align the amount with the required level which has been set as an amount at least equal to 235 per cent of the risk-based capital required by National Association of Insurance Commissioners at the Company Action Level, which is sufficient to meet the economic capital requirement.

3 The surplus note borrowings have been reflected as contributing to the capital in the net worth but with the obligation deducted from the value of in-force business.

4 These reserves represent additional prudent reserves recognised for local regulatory purposes.

Financial statements

EEV

349

Notes on the EEV basis supplementary information
continued

17 Reconciliation of net worth and value of in-force business continued

b Group analysis of underlying business activity

The following analysis shows the movement in embedded value arising from the Group's underlying business activity and the effects of the current extraordinary market conditions.

Group[note i]	Free surplus note ii £m	Required capital note iii £m	Net worth £m	Value of in-force business £m	Total long-term business £m
Underlying movement					
New business	(825)	472	(353)	1,290	937
Business in force – expected transfer	1,413	(416)	997	(997)	–
– unwind of discount, effects of changes in operating assumptions, operating experience variances and other operating items[note vii]	(11)	299	288	928	1,216
	577	355	932	1,221	2,153
Investment movements and economic effects:					
UKIO additional allowance for short-term credit risk[note iv]	(770)	41	(729)	705	(24)
Jackson impairment losses in excess of longer term expected returns net of defaults	(268)	0	(268)	0	(268)
Other investment movements and effect of changes in economic assumptions[note v]	(647)	165	(482)	(3,145)	(3,627)
	(1,685)	206	(1,479)	(2,440)	(3,919)
Net cash flows to parent company[note viii]	(166)	0	(166)	(132)	(298)
Other items[note ix]	253	686	939	1,819	2,758
Net movement	(1,021)	1,247	226	468	694
Balance at 1 January 2008	1,468	2,870	4,338	9,490	13,828
Balance at 31 December 2008	447	4,117	4,564	9,958	14,522

Notes

i All figures are shown net of tax.

ii Free surplus is the market value of the net worth in excess of the capital required to support the covered business. Where appropriate adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV principles.

iii Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements, as described in note 2b.

iv The increase in UKIO credit provisions reflects the allowances explained in note 3.

v Other investment movements and effect of changes in economic assumptions represent:

	Free surplus note ii £m	Required capital note iii £m	Net worth £m	Value of in-force business £m	Total long-term business £m
Other investment movements[note vi]	(681)	(27)	(708)	(2,496)	(3,204)
Effect of changes in economic assumptions[note vii]	34	192	226	(649)	(423)
	(647)	165	(482)	(3,145)	(3,627)

vi Investment movements primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations together with the shareholders' 10 per cent interest in the value movements on the assets in the with-profits funds.

vii The underlying movement in free surplus includes £85 million for the effect of rebalancing the asset portfolio for UK annuity business, as described in note 6iv c. The effect of changes in economic assumptions on free surplus includes a credit of £166 million in respect of rebalancing as described in note 12.

viii Net cash flows to or from parent company reflect the flows for long-term business operations as included in the holding company cash flow at transaction rate.

350 Prudential plc Annual Report 2008

Notes continued

ix Other items represent:

	Free surplus note ii £m	Required capital note iii £m	Net worth £m	Value of in-force business £m	Total long-term business £m
Exchange movements[17a]	76	823	899	1,535	2,434
Mark to market value movements on Jackson assets backing surplus and required capital	(148)	–	(148)	–	(148)
Other[note x]	325	(137)	188	284	472
	253	686	939	1,819	2,758

x The effect of other items on total embedded value of £472 million primarily relate to the impact on free surplus of an intra-group capital adjustment in respect of UK insurance operations of £320 million, an adjustment for funds loaned to the parent company of £133 million from Singapore and an adjustment of £50 million to reflect the cash flows to parent company at year end rates of exchange, consistent with the closing embedded value. Also included is a net overall charge of £(40) million for the reallocation of certain statutory reserves for UK insurance and US operations, an adjustment to required capital and the reallocation of surplus note borrowings for US operations. The effect of these adjustments is a decrease in free surplus of £(187) million, a reduction in required capital of £(137) million and an increase in the value of in-force business of £284 million.

18 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital at 31 December 2008 can be reconciled to the analysis of free surplus crystallisation as follows:

	2008 £m
Required capital[17]	4,117
Value of in-force (VIF)[17]	9,958
Add: cost of time value of guarantees[16]	474
Other items	(181)
	14,368

Other items includes the deduction of the value of the shareholders' interest in the Estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the value of the Estate from the expected free surplus generation profile below. Offset against this value are amounts treated as capital for regulatory purposes (and hence treated as capital for net worth purposes) but which are deducted in full against the VIF (i.e. the full undiscounted value).

Cash flows are projected on a certainty equivalent basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's embedded value methodology reporting and so is subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business at 31 December 2008 and the associated required capital is modelled as emerging into free surplus over future years.

		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus				
	2008 Total as shown above £m	1-5 years £m	6-10 years £m	11-15 years £m	16-20 years £m	20+ years £m
Asian operations	5,373	1,746	1,150	859	564	1,054
US operations	4,374	2,415	1,167	460	180	152
UK insurance operations	4,621	2,297	975	600	389	360
Total	14,368	6,458	3,292	1,919	1,133	1,566
	100%	45%	23%	13%	8%	11%

Financial statements

EEV

351

Notes on the EEV basis supplementary information
continued

19 Sensitivity of results to alternative assumptions

a Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2008 (31 December 2007) and the new business contribution after the effect of encumbered capital for 2008 and 2007 to:

- One per cent increase in the discount rates;
- one per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
- one per cent rise in equity and property yields;
- 10 per cent fall in market value of equity and property assets (not applicable for new business contribution); and
- holding company statutory minimum capital (by contrast to economic capital).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

	2008 £m			
	Asian operations	US operations	UK insurance operations	Total long-term business operations
New business profit for 2008				
As reported[5]	741	293	273	1,307
Discount rates – 1% increase	(88)	(25)	(52)	(165)
Interest rates – 1% increase	(20)	21	(5)	(4)
Interest rates – 1% decrease	23	(47)	6	(18)
Equity/property yields – 1% rise	30	28	15	73
Embedded value of long-term operations at 31 December 2008				
As reported[16]	5,264	4,339	4,919	14,522
Discount rates – 1% increase	(564)	(170)	(361)	(1,095)
Interest rates – 1% increase[note i]	0	(123)	(98)	(221)
Interest rates – 1% decrease[note i]	(36)	19	121	104
Equity/property yields – 1% rise	294	114	276	684
Equity/property market values – 10% fall	(129)	(117)	(381)	(627)
Statutory minimum capital	513	11	5	529

	2007 £m			
	Asian operations	US operations	UK insurance operations	Total long-term business operations
New business profit for 2007				
As reported[5]	643	285	277	1,205
Discount rates – 1% increase	(77)	(29)	(36)	(142)
Interest rates – 1% increase	(16)	5	(5)	(16)
Interest rates – 1% decrease	13	(18)	5	0
Equity/property yields – 1% rise	33	30	15	78
Embedded value of long-term operations at 31 December 2007				
As reported[16]	3,726	3,605	6,497	13,828
Discount rates – 1% increase	(386)	(129)	(534)	(1,049)
Interest rates – 1% increase[note i]	(29)	(120)	(95)	(244)
Interest rates – 1% decrease[note i]	2	17	113	132
Equity/property yields – 1% rise	234	58	405	697
Equity/property market values – 10% fall	(136)	(63)	(519)	(718)
Statutory minimum capital	315	59	8	382

352 **Prudential plc** Annual Report 2008

Notes

i Asian operations

2008	Embedded value of long-term operations £m	Interest rates 1% increase £m	1% decrease £m
Asian operations			
Established markets	3,981	(115)	151
Taiwan*	(205)	126	(194)
Korea	338	(7)	6
Indonesia	314	(8)	10
Other	836	4	(9)
	5,264	–	(36)

* Taiwan sensitivity to starting bond rate (i.e. the starting bond rate for the progression to the assumed long-term rate):

	Embedded value at 31 Dec 2008 £m	1% increase in the starting bond rate £m	1% decrease in the starting bond rate £m
Taiwan	(205)	154	(165)

If it had been assumed in preparing the 2008 results for Taiwan that interest rates remained at the current level of around 1.4 per cent until 31 December 2009 and the progression period in bond yields was delayed by a year so as to end on 31 December 2019, there would have been a reduction in the Taiwan embedded value of £(74) million.

2007	Embedded value of long-term operations £m	Interest rates 1% increase £m	1% decrease £m
Asian operations			
Established markets	2,704	(77)	83
Taiwan*	(12)	67	(91)
Korea	304	(7)	7
Indonesia	180	(3)	2
Other	550	(9)	1
	3,726	(29)	2

* Taiwan sensitivity to starting bond rate (i.e. the starting bond rate for the progression to the assumed long-term rate):

	Embedded value at 31 Dec 2007 £m	1% increase in the starting bond rate £m	1% decrease in the starting bond rate £m
Taiwan	(12)	73	(57)

Financial statements

EEV

353

Notes on the EEV basis supplementary information
continued

19 Sensitivity of results to alternative assumptions continued

b Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2008 (31 December 2007) and the new business contribution after the effect of encumbered capital for 2008 and 2007 to:

- 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
- 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of five per cent would represent a lapse rate of 4.5 per cent per annum); and
- five per cent proportionate decrease in base mortality and morbidity rates (i.e. increased longevity).

	2008 £m			
	Asian operations	US operations	UK insurance operations	Total long-term business operations
New business profit for 2008				
As reported[5]	741	293	273	1,307
Maintenance expenses – 10% decrease	22	6	7	35
Lapse rates – 10% decrease	62	23	11	96
Mortality and morbidity – 5% decrease	27	6	(20)	13
Change representing effect on:				
Life business	27	6	–	33
Annuity business	–	–	(20)	(20)
Embedded value of long-term operations at 31 December 2008				
As reported[16]	5,264	4,339	4,919	14,522
Maintenance expenses – 10% decrease	92	45	36	173
Lapse rates – 10% decrease	194	177	80	451
Mortality and morbidity – 5% decrease	172	121	(71)	222
Change representing effect on:				
Life business	172	121	5	298
Annuity business	–	–	(76)	(76)

	2007 £m			
	Asian operations	US operations	UK insurance operations	Total long-term business operations
New business profit for 2007				
As reported[5]	643	285	277	1,205
Maintenance expenses – 10% decrease	20	6	8	34
Lapse rates – 10% decrease	62	19	8	89
Mortality and morbidity – 5% decrease	21	4	(14)	11
Change representing effect on:				
Life business	21	4	–	25
Annuity business	–	–	(14)	(14)
Embedded value of long-term operations at 31 December 2007				
As reported[16]	3,726	3,605	6,497	13,828
Maintenance expenses – 10% decrease	54	30	36	120
Lapse rates – 10% decrease	142	123	87	352
Mortality and morbidity – 5% decrease	98	74	(103)	69
Change representing effect on:				
Life business	98	74	9	181
Annuity business	–	–	(112)	(112)

354 Prudential plc Annual Report 2008

20 Adoption of the principles of IFRIC 14 for accounting for pension schemes

To provide consistency with the basis applied for IFRS reporting, the EEV basis results reflect adoption of the principles of IFRIC 14 for accounting for pension schemes. The impact of the adoption is as follows:

	2008 £m			2007 £m		
	Previous basis	Effect of adoption	Revised basis	As published	Effect of adoption	After change
Operating profit from continuing operations based on longer-term investment returns	2,992	(31)	2,961	2,542	(12)	2,530
Short-term fluctuations in investment returns	(5,127)		(5,127)	174		174
Mark to market value movements on core borrowings	656		656	223		223
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	17	(32)	(15)	116	(121)	(5)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(581)		(581)	748		748
(Loss) profit before tax	(2,043)	(63)	(2,106)	3,803	(133)	3,670
Tax credit (charge)	754	17	771	(961)	34	(927)
(Loss) profit after tax	(1,289)	(46)	(1,335)	2,842	(99)	2,743
Discontinued operations	–		–	241		241
Less: minority interests	(3)		(3)	(21)		(21)
(Loss) profit for the year	(1,292)	(46)	(1,338)	3,062	(99)	2,963
Other movements in reserves	1,694		1,694	(166)		(166)
Shareholders' equity at beginning of year	14,779	(179)	14,600	11,883	(80)	11,803
Shareholders' equity at end of year	15,181	(225)	14,956	14,779	(179)	14,600

The changes reflect the aggregate of those under IFRS, as shown in note I1 to the IFRS Financial Statements, and the shareholders' 10 per cent interest in the PAC with-profits element of the effect of the adoption of IFRIC 14 for accounting for pension schemes reflected under EEV reporting.

21 Intended sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

On 20 February 2009, the Company announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. In addition, Prudential will invest £45 million to purchase a 9.95 per cent stake in China Life through a share placement. The business being transferred represents 94 per cent of Prudential's in-force liabilities in Taiwan and includes Prudential's legacy interest rate guaranteed products. The transfer is subject to regulatory approval.

After taking account of EEV shareholders' funds at 31 December 2008 of the business and restructuring and other costs the Group's EEV shareholders' equity is expected to increase by approximately £90 million.

Financial statements
EEV

355

Notes on the EEV basis supplementary information continued

21 Intended sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan continued

The movement in shareholders’ EEV equity of the total Taiwan life business for 2008 comprised:

£m

Operating profit based on longer-term investment returns from:

New business 120 Business in force (16) Total 104

Short-term fluctuations in investment returns (163) Effect of changes in economic assumptions and time value of cost of options and guarantees (185) Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes (3) Loss before tax (247) Total tax 12 Minority interests 2 Loss for the financial year (233)

Investment by parent company note i 93 Exchange and other reserve movements (53) Net movement (193) Shareholders’ equity at 1 January 2008 (12) Shareholders’ equity at 31 December 2008 (205)

Note i Comprising £66 million for solvency capital and £27 million for business development.

356 Prudential plc Annual Report 2008

Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information

The directors have chosen to prepare supplementary In preparing the EEV supplementary information, the information in accordance with the EEV Principles issued directors have: in May 2004 by the CFO Forum of European Insurance

• Prepared the supplementary information in accordance with Companies and expanded by the Additional Guidance the EEV Principles; on European Embedded Value Disclosures issued in • identified and described the business covered by the EVM; October 2005.

• applied the EVM consistently to the covered business; When compliance with the EEV Principles is stated, those • determined assumptions on a realistic basis, having regard principles require the directors to prepare supplementary to past, current and expected future experience and to any information in accordance with the Embedded Value relevant external data, and then applied them consistently; Methodology (EVM) contained in the EEV Principles and • made estimates that are reasonable and consistent; and to disclose and explain any non-compliance with the • described the basis on which business that is not covered EEV guidance included in the EEV Principles. business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group’s financial statements.

Statements Financial

EEV

Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

We have audited the EEV basis supplementary information Basis of audit opinion

(the supplementary information) of Prudential plc on pages We conducted our audit having regard to International

318 to 356 in respect of the year ended 31 December 2008. Standards on Auditing (UK and Ireland) issued by the Auditing The supplementary information has been prepared in Practices Board. An audit includes examination, on a test basis, accordance with the European Embedded Value Principles of evidence relevant to the amounts and disclosures in the issued in May 2004 by the CFO Forum of European Insurance supplementary information. It also includes an assessment of Companies and expanded by the Additional Guidance on the significant estimates and judgements made by the directors European Embedded Value Disclosures issued in October in the preparation of the supplementary information, and of 2005 (together the EEV Principles) using the methodology and whether the accounting policies applied in the preparation of assumptions set out on pages 322 to 330. The supplementary the supplementary information are appropriate to the Group’s information should be read in conjunction with the Group circumstances, consistently applied and adequately disclosed. financial statements which are on pages 131 to 315.

We planned and performed our audit so as to obtain all the This report is made solely to the Company in accordance information and explanations which we considered necessary with the terms of our engagement. Our audit work has been in order to provide us with sufficient evidence to give undertaken so that we might state to the Company those reasonable assurance that the supplementary information matters we have been engaged to state in this report and for is free from material misstatement, whether caused by fraud no other purpose. To the fullest extent permitted by law, we or other irregularity or error. In forming our opinion, we also do not accept or assume responsibility to anyone other than evaluated the overall adequacy of the presentation of the the Company for our audit work, for this report, or for the supplementary information. opinions we have formed.

Opinion

Respective responsibilities of directors and auditor In our opinion, the EEV basis supplementary information As described in the statement of directors’ responsibilities for the year ended 31 December 2008 has been properly on page 357, the directors’ responsibilities include preparing prepared in accordance with the EEV Principles using the the supplementary information on the EEV basis in accordance methodology and assumptions set out on pages 322 to 330. with the EEV Principles. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the UK by the Auditing Practices Board, by our profession’s ethical guidance and the terms of our engagement. KPMG Audit Plc

Chartered Accountants

Under the terms of engagement we are required to report to

London the Company our opinion as to whether the supplementary information has been properly prepared in accordance with 18 March 2009 the EEV Principles using the methodology and assumptions set out on pages 322 to 330. We also report if we have not received all the information and explanations we require for this audit.

358 Prudential plc Annual Report 2008

360 Risk factors

364 Shareholder information information Additional 366 How to contact us information Additional

Additional information Risk factors

A number of factors (risk factors) affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward-looking statements are made subject to the reservations specified under ‘Forward-Looking Statements’(page 367).

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. Uncertain or negative trends in international economic and investment climates which have adversely affected Prudential’s business and profitability could be repeated, or prolonged, or could worsen. The adverse effects of such trends, including the unprecedented market dislocation across asset classes and geographical markets witnessed since mid-2008, have been and would be felt principally through the following:

• Reduced investment returns could impair its ability to write significant volumes of new business as a result of market volatility, which would have a negative impact on Prudential’s assets under management and profit; • higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses, as recently experienced when illiquidity and credit spreads reached all-time highs;

• Prudential in the normal course of business enters into a variety of transactions, including derivative transactions, with counterparties. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential’s results; and • in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgement, assumptions and estimates (which may change over time).

Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

In the United Kingdom, a significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns. For all lines of business, fluctuations in financial risk factors will affect the Company’s results. In 2008, Prudential has had to operate against a challenging background of unprecedented volatility in capital and equity markets, interest rates and widespread economic uncertainty.

In the United States, fluctuations in interest rates can affect results from Jackson National Life Insurance Company (Jackson), which has a significant spread-based business and where the majority of investments are in fixed-income securities. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5 per cent, government interest rates fell to historic lows, and global markets experienced a significant increase in volatility. In addition, credit markets seized and global credit spreads widened to historic levels. These factors have significantly contributed to the substantial increases in Jackson’s unrealised losses. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be unforeseen market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged will also affect the Company’s results.

For some non unit-linked products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan where regulated surrender values are set by regulators with reference to the interest rate environment prevailing at time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This residual asset/liability mismatch risk can be managed but not eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period this could have an adverse impact on the Group’s reported profit.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the United States and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group’s gearing ratios (defined as debt over debt plus shareholders’ funds). The impact of gains or losses on currency translations is recorded as a component within the statement of changes in equity.

360 Prudential plc Annual report Report 2008

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates.

Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure, and enhanced supervisory powers. The current EU Insurance Groups Directive (IGD) requires European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the Group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. In addition, changes in the local regulatory environment of countries where this is deemed equivalent to the EU could affect the calculation of the Group’s solvency position. The application of Solvency II, the new European Union solvency framework for insurers, to international groups is still unclear and there is a risk of inconsistent application in different member states which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make additional material contributions.

The Group’s accounts are prepared in accordance with current international financial reporting standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I that permitted insurers to continue to use the statutory basis of accounting that existed in their jurisdictions prior to January 2005. The IASB has published proposals in its Phase II discussion paper that would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. It is uncertain in what form the proposals in the discussion paper will be taken forward into a definitive IFRS and when such changes might take effect.

European Embedded Value (EEV) basis results are published as supplementary information. The EEV basis is a value based reporting method for Prudential’s long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by the Company’s management for both internal and external reporting purposes. In June 2008, in an effort to improve still further the consistency and transparency of embedded value reporting, the Chief Financial Officers’ (CFO) Forum published the initial Market Consistent Embedded Value (MCEV) Principles. The CFO Forum announced on 19 December 2008, that it would be reviewing the Principles given the current turbulent markets. They acknowledged that the MCEV principles were designed during a period of relatively stable market conditions and their application could, in turbulent markets, lead to misleading results. The review may lead to changes to the published MCEV Principles or the issuance of guidance. On completion of this review, Prudential will consider its approach to them. If Prudential adopts the new Principles, this will result in a restatement of reported EEV results and change the reporting basis of future results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its reputation or on its relations with current and potential customers.

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the United Kingdom and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time such as the requirement in the United Kingdom to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including in the latter case businesses it has closed.

Regulators particularly, but not exclusively, in the United States and the United Kingdom are moving towards a regime based on principles-based regulation which brings an element of uncertainty. These regulators are increasingly interested in the approach that product providers use to select third-party distributors. In some cases product providers can be held responsible for the deficiencies of third-party distributors. In the United States, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index and variable annuity and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers’ sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are retrospectively applied to sales made prior to their introduction.

Information Additional

Additional information Risk factors continued

Litigation and disputes may adversely affect Prudential’s profitability and financial condition.

Prudential is, and may be in the future, subject to legal actions and disputes in the ordinary course of its insurance, investment management and other business operations. These legal actions and disputes may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provisioned in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s results of operation or cash flows.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and Prudential’s continued profitability depends on its management’s ability to respond to these pressures and trends.

The markets for financial services in the United Kingdom, United States and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and its continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group’s potential to grow its business as quickly as planned.

Within the United Kingdom, Prudential’s principal competitors in the life insurance market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, Lloyds Banking Group and Standard Life. Jackson’s competitors in the United States include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA, Hartford, Lincoln National, MetLife and TIAA-CREF. In Asia, the Group’s main regional competitors are international financial companies, including AIG, Allianz, AXA, ING and Manulife. In a number of markets, local companies have a very significant market presence.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products, and as a result its competitiveness. Changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential’s ability to meet its contractual obligations. Prudential’s long-term senior debt is rated as A2 (stable outlook) by Moody’s, A+ (stable outlook) by Standard

& Poor’s and AA– (stable outlook) by Fitch.

Prudential’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1+ by Fitch.

Prudential Assurance Company’s (PAC’s) financial strength is rated Aa1 (rating under review for possible downgrade) by Moody’s, AA+ (negative outlook) by Standard & Poor’s and AA+ (stable outlook) by Fitch.

Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations.

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including in the United Kingdom a significant part of its back office and customer-facing functions as well as a number of IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

Further, because of the long-term nature of much of

Prudential’s business, accurate records have to be maintained for significant periods. Prudential’s systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2008, or which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

362 Prudential plc Annual report Report 2008

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its United Kingdom annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential United Kingdom assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) medium cohort table projections (as published by the Institute and Faculty of Actuaries). If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its United Kingdom annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different from those assumed, Prudential’s results of operations could be adversely affected.

In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

Prudential’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential’s principal sources of funds are dividends from subsidiaries, shareholder-backed funds, the shareholder transfer from Prudential’s long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are regulated and therefore have restrictions that can limit the payment of dividends, which in some circumstances could limit the Group’s ability to pay dividends to shareholders.

Prudential operates in a number of markets through joint ventures and other arrangements with third-parties. These arrangements involve certain risks that Prudential does not face with respect to its consolidated subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures. Prudential’s ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third-parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect Prudential’s results of operations.

Prudential’s Articles of Association contain an exclusive jurisdiction provision.

Under Prudential’s Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings between a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Additional information

Additional information
Shareholder information

Analysis of registered shareholder accounts

	31 December 2008			
Size of shareholding	Number of shareholder accounts	% of total number of shareholder accounts	Number of shares	% of total number of shares
1,000,001 – 10,000,000	302	0.40	2,105,140,188	84.31
500,001 – 1,000,000	165	0.22	118,724,435	4.75
100,001 – 500,000	528	0.70	125,227,037	5.01
10,001 – 100,000	2,366	3.14	61,667,244	2.47
5,001 – 10,000	3,308	4.39	23,150,877	0.93
1,001 – 5,000	21,822	28.92	48,676,543	1.95
1 – 1,000	46,947	62.23	14,361,364	0.58
Total	**75,438**	**100**	**2,496,947,688**	**100**

Financial calendar

2008 final dividend – deadline for scrip dividend mandates (Irish shareholders)	30 April 2009
2008 final dividend – deadline for scrip dividend mandates (UK shareholders)	1 May 2009
Annual General Meeting	14 May 2009
Payment of 2008 final dividend	22 May 2009
Announcement of 2009 Half Yearly Results	13 August 2009
Ex dividend date	19 August 2009
Record date	21 August 2009
Payment of 2009 interim dividend	24 September 2009

Shareholder enquiries

Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Tel: 0871 384 2035
Fax: 0871 384 2100
Textel: 0871 384 2255 (for hard of hearing)
Calls to 0871 numbers are charged at 8p per minute from a BT landline. Other telephony providers' costs may vary.
International shareholders
Tel: +44 (0) 121 415 7047

Dividend mandates

Shareholders may find it convenient to have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a 'Dividend Mandate' form. Alternatively, you may download a form from http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms

Evergreen scrip dividend scheme

The Company will be offering an evergreen scrip dividend scheme in respect of the final dividend for the year ending 31 December 2008. The number of new shares each participating shareholder will be entitled to, is calculated by dividing the total cash dividend due at the record date (14 April 2009) by the scrip reference price.

The scrip reference price is calculated as the average of the middle market quotations for the Company's shares as derived from the Daily Official List of the London Stock Exchange for the five business days commencing on 8 April 2009.

Once signed up to the evergreen scrip, shareholders will automatically receive shares for all future scrip dividends. This election can be cancelled at any time by the shareholder. Further details of the scrip dividend scheme are available on our website http://www.prudential.co.uk/prudential-plc/investors

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at http://www.shareview.co.uk This will save on printing and distribution costs, creating environmental benefits. When you register, you will be sent an email notification to say when shareholder documents are available on our website and you will be provided with a link to that information. When registering, you will need your shareholder reference number which can be found on your share certificate or proxy form. Please contact Equiniti if you require any assistance or further information.

364 **Prudential plc** Annual Report 2008

Share dealing services

The Company’s Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares. Please see the Equiniti address above or telephone 0871 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0871 384 2020 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to http://www.shareview.co.uk/dealing

Sharegift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be obtained from our website http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms or from Equiniti. Further information about ShareGift may be obtained on +44 (0) 20 7930 3737 or from http://www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

Irish branch register

The Company operates a branch register for Irish shareholders. All enquiries regarding Irish branch register accounts should be directed to Capita Registrars (Ireland), Unit 5, Manor Street Business Park, Manor Street, Dublin 7. Telephone: +353 1 810 2400.

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JPMorgan Chase & Co, P O Box 64504, St.Paul, MN 55164-0504, USA, telephone +1 651 453 2128 or log on to http://www.adr.com

Form 20-F

The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the USA as such requirements apply to foreign companies and files its Form 20-F with the SEC. Copies of Form 20-F can be found on our website at http://www.prudential.co.uk or on the SEC’s website at http://www.sec.gov

Additional information

Additional information How to contact us

Prudential plc

Laurence Pountney Hill London EC4R 0HH Tel +44 (0)20 7220 7588 www.prudential.co.uk

Harvey McGrath

Chairman

Mark Tucker

Group Chief Executive

Tidjane Thiam

Chief Financial Officer

Peter Maynard

Group Legal Services Director and Company Secretary

Priscilla Vacassin

Group Human Resources Director

Stephen Whitehead

Group Communications Director

Prudential UK & Europe

3 Sheldon Square London W2 6PR Tel +44 (0) 20 7334 9000 www.pru.co.uk

Nick Prettejohn

Chief Executive

M&G

Laurence Pountney Hill London EC4R 0HH Tel +44 (0) 20 7626 4588 www.mandg.co.uk

Michael McLintock

Chief Executive

Prudential Corporation Asia

13th Floor

One International Finance Centre

1 Harbour View Street Central Hong Kong Tel +852 2918 6300 Fax +852 2525 7522 www.prudentialcorporation-asia.com

Barry Stowe

Chief Executive

Jackson National Life

1 Corporate Way Lansing Michigan 48951 United States Tel +1 517 381 5500 www.jackson.com

Clark Manning

President and Chief Executive Officer

Institutional Analyst and Investor Enquiries

Tel +44 (0) 20 7548 2007

E-mail investor.relations@prudential.co.uk

UK Register Private Shareholder Enquiries

Tel 0871 384 2035 International shareholders Tel +44 (0) 121 415 7047

Irish Branch Register Private Shareholder Enquiries

Tel +353 1 810 2400

American Depository Receipts Holder Enquiries

Tel +1 651 453 2128

Media Enquiries

Tel +44 (0) 20 7548 3706

E-mail media.relations@prudential.co.uk

366 Prudential plc Annual report Report 2008

Prudential public limited company

Incorporated and registered in England and Wales

Registered office

Laurence Pountney Hill London EC4R 0HH Registered number 1397169

www.prudential .co.uk

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Forward-Looking Statement

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

This Annual Report is printed on paper made from 50 per cent recycled post-consumer waste. The paper is Forest Stewardship Council (FSC) accredited. This Annual Report can be recycled.

Designed by Pauffley

Printed by royle corporate print

368 Prudential plc Annual report Report 2008

Prudential public limited company

Incorporated and registered in England and Wales Registered office Laurence Pountney Hill London EC4R 0HH

Registered number 1397169 www.prudential.co.uk

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Notice of Annual General Meeting 2009 and Explanation of Business

This document is important and requires your immediate attention. If you are in any doubt as to any aspect of the proposals referred to in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser.

If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

HARVEY MCGRATH CHAIRMAN

14 April 2009

PRUDENTIAL PLC

12 ARTHUR STREET

LONDON EC4R 9AQ

Dear Shareholder,

Annual General Meeting of Prudential plc (the Company or Prudential)

I am pleased to be writing to you with details of this year’s Annual General Meeting (the Meeting), which is to be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on

14 May 2009 at 11.00am. The formal notice of the Meeting (Notice) is set out at the end of this document on pages 6 to 8.

Whether or not you propose to attend the Meeting, please complete the enclosed proxy form (Form of Proxy) in accordance with the instructions printed on the form and return it to Equiniti Limited (our registrar) as soon as possible. Our registrar must receive it by 11.00am on 12 May 2009.

I thought it might be helpful for me to say a few words below on each of the resolutions to be proposed at the Meeting.

Ordinary resolution 1: Annual Report 2008

At the 2007 annual general meeting, a resolution was passed which allows the Company to communicate with shareholders by means of its website. No action was required by shareholders unless shareholders wished to continue to receive copies of the Annual Report and other circulars by post. As explained in the documentation sent to you in 2007 (or in your welcome letter if you are a new shareholder), you will only receive a hard copy of the Annual Report if you specifically request a hard copy. If you have not made such a request, you may, however, view the Annual Report on the Company’s website by entering the following address into your internet browser: http://www.prudential.co.uk/prudential-plc/investors/financialreports/2008/ and clicking on the link to ‘Prudential plc Annual Report 2008’. Alternatively, copies of the Annual Report may also be obtained on request, free of charge, from our registrar by calling 0871 384 2035 quoting your shareholder reference number which can be found on your Form of Proxy.

The business of the Meeting will begin with a resolution to lay before members the Annual Report in respect of the year ended 31 December 2008. Shareholders will have the opportunity to put questions on the Annual Report to the directors before the resolution is proposed to the Meeting.

Ordinary resolution 2: Directors’ Remuneration Report

Shareholders will again have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2008.

The Report is set out in full on pages 102 to 127 of the Annual Report 2008.

Ordinary resolution 3: Election of Harvey McGrath as a director

Shareholders will be asked to elect me as a director following my appointment as a director by the Board with effect from 1 September 2008. Brief biographical details are included in Appendix 1 to this document and in the Annual Report 2008. I was appointed Chairman of the Board with effect from 1 January 2009.

This resolution will be proposed at the Meeting by James Ross, the senior independent non-executive director.

Prudential plc, Laurence Pountney Hill, London EC4R 0HH.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Ordinary resolutions 4 to 6: Re-election of directors

In line with the Company’s current Articles of Association (Current Articles) and the provisions of the Combined Code, all directors must retire as directors at least every three years, and therefore Mark Tucker, Michael McLintock and Nick Prettejohn will retire and stand for re-election. Brief biographical details of directors standing for re-election are included in Appendix 1 to this document and in the Annual Report 2008. Following the announcement on 19 March 2009 that Mark Tucker intends to step down as Group Chief Executive on

30 September 2009, Mark will cease to be a director with effect from that date.

The Board unanimously recommends the re-election of Mark Tucker, Michael McLintock and Nick Prettejohn.

Ordinary resolutions 7 and 8: Re-appointment of auditor

Shareholders will be asked to confirm the re-appointment of KPMG Audit Plc as the Company’s auditor to hold office until the conclusion of the next annual general meeting and to grant authority to the directors to determine its remuneration.

Ordinary resolution 9: Declaration of final dividend for 2008

Shareholders will be asked to approve the payment of a final dividend of 12.91 pence per ordinary share for the year ended 31 December 2008, as recommended by the directors. If you approve the recommended final dividend, it will be payable on 22 May 2009 to all shareholders on the register of members at the close of business on the record date, 14 April 2009.

Ordinary resolutions 10 and 11: Authority to allot ordinary shares

At last year’s annual general meeting, shareholders passed a resolution giving the directors authority to allot ordinary shares in the Company. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

In line with previous annual authorities to allot ordinary shares, resolution 10 is proposed to authorise the directors to allot ordinary shares up to an aggregate nominal value of £41,611,000 (representing 832,220,000 ordinary shares in the Company), which is approximately one-third of the issued ordinary share capital of the Company as at 27 March 2009, the latest practicable date prior to publication of this Notice.

In line with recent guidance issued by the Association of British Insurers, resolution 11 is proposed to give directors additional authority in the case of a rights issue to allot ordinary shares in favour of ordinary shareholders up to an aggregate nominal amount equal to £83,223,000 (representing 1,664,460,000 ordinary shares) less the nominal amount of any shares issued under resolution 10. This amount (before any reduction) is approximately two-thirds of the issued ordinary share capital of the Company as at 27 March 2009, the latest practicable date prior to publication of this Notice.

The directors have no immediate plans to make use of these authorities, with the exception of issues of further ordinary shares in accordance with the Company’s obligations under its various executive and employee share plans and its scrip dividend scheme. This renewed authority, which complies with institutional investment guidelines, will replace the existing authority in respect of ordinary shares and will expire at the earlier of

30 June 2010 (the last date by which the Company must hold an annual general meeting in 2010) or the conclusion of the annual general meeting of the Company in 2010.

Ordinary resolution 12: Renewal of authority to allot preference shares

At the 2004 annual general meeting, shareholders passed a resolution giving the directors authority to allot preference shares. That authority will expire at the conclusion of this year’s Meeting and it is proposed to authorise the directors to allot Sterling Preference Shares up to a maximum nominal value of £20 million (representing two billion Sterling Preference Shares in the Company), to allot Dollar Preference Shares up to a maximum nominal value of US$20 million (representing two billion Dollar Preference Shares in the Company), and to allot Euro Preference Shares up to a maximum nominal value of ¤20 million (representing two billion Euro Preference Shares in the Company). The renewal of this authority is primarily sought to preserve the Company’s ability to structure hybrid capital issues which it might decide to make based on future financing needs and market conditions. The directors have no immediate plans to make use of this authority, which will expire in five years from the date of this resolution.

Special resolution 13: Renewal of authority for disapplication of pre-emption rights

At last year’s annual general meeting, shareholders passed a special resolution giving the directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holding, by the limited disapplication of Section 89 of the Companies Act 1985. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority only extends (apart from rights issues) to the issue of ordinary shares, including the sale of any ordinary shares held in treasury in accordance with the provisions of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. As at 27 March 2009, the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6,242,000 (representing 124,840,000 ordinary shares in the Company), which is approximately five per cent of the total issued ordinary share capital of the Company as at 27 March 2009. As regards to rights issues, the directors believe the mechanics and delay of the procedure under Section 89 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. This renewed authority, which complies with institutional investment guidelines, will expire at the earlier of 30 June 2010 (the last date by which the Company must hold an annual general meeting in 2010) or the conclusion of the annual general meeting of the Company in 2010.

The directors confirm their intention to adhere to the provisions in the Principles of the Pre-Emption Group’s Statement regarding cumulative usage of authorities within a rolling three-year period where the Principles provide that usage in excess of 7.5 per cent should not take place without prior consultation with shareholders. The directors also confirm that usage of the authority has not exceeded 7.5 per cent over the last three years.

Special resolution 14: Renewal of authority for purchase of own shares

The directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally.

Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of £12,484,000 (representing 249,680,000 ordinary shares which is approximately 10 per cent of the Company’s issued share capital as at 27 March 2009) at prices not exceeding 105 per cent of the average middle market quotations as derived from the Daily Official List of the London Stock Exchange for the shares for the five business days before the purchase is made.

Following the introduction of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, companies are now permitted to retain any of their own shares which they have purchased as treasury shares with a view to possible re-issue at a future date, rather than cancelling them as had previously been required by legislation. If the Company were to purchase any of its own ordinary shares, it would consider holding them as treasury shares, pursuant to the authority conferred by this resolution. This would enable the Company to re-issue treasury shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The directors have no immediate plans to exercise this authority, which will expire at the earlier of the conclusion of the annual general meeting of the Company in 2010 or 18 months from the date of this resolution.

Special resolution 15: Amendments to Articles of Association – Companies Act 2006

We are asking shareholders to approve a number of amendments to the Current Articles to take account of changes in English company law brought about by the Companies Act 2006. The Companies Act 2006 is being implemented in phases with the final phase coming into force on 1 October 2009. Accordingly the resolution adopting the proposed Articles of Association (the New Articles) will only become effective on 1 October 2009 when all the provisions of the Companies Act 2006 are in force.

An explanation of the main differences between the Current Articles and the New Articles is set out in Appendix 2. Other differences, which are of a minor, technical or clarifying nature, have not been noted in Appendix 2. A copy of the New Articles showing all the differences between the Current Articles and the New Articles is available for inspection, as noted on page 14 of this document, and is available on the Company’s website: http://www.prudential.co.uk/prudential-plc/investors/agminfo/2009/.

Special resolution 16: Notice for general meetings

The Shareholder Rights Directive is intended to be implemented in the UK in August this year. One of the requirements of the Directive is that all general meetings must be held on 21 days’ notice unless shareholders agree to a shorter notice period. We are currently able to call general meetings (other than annual general meetings) on 14 days’ notice. We are proposing a resolution at the Meeting so that we can continue to be able to do so after the Directive is implemented. The approval will be effective until the Company’s next annual general meeting, when it is intended that a similar resolution will be proposed. The Company will also need to meet the requirements for electronic voting under the Directive before it can call a general meeting on 14 days' notice after August 2009.

Recommendation

The directors consider that all the resolutions to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all proposed resolutions, as the directors intend to do in respect of their own beneficial holdings.

Action to be taken

Appointment of a proxy

If you are unable to attend and vote at the Meeting, you are entitled to appoint one or more proxies to attend and vote on your behalf. There are three methods of appointing a proxy:

(a) by completing, signing and returning the enclosed Form of Proxy in the envelope provided;

(b) by logging onto www.sharevote.co.uk; or if you have a portfolio registered with our registrar by logging onto www.shareview.co.uk; or

(c) if you are a member of CREST, by using the CREST electronic proxy appointment service.

Please read the notes to the enclosed Form of Proxy which give further details about these different methods and the deadlines by which your appointment of a proxy must reach our registrar. Completion of a Form of Proxy, or the appointment of a proxy electronically, will not stop you from attending the Meeting and voting in person should you so wish.

Notice of the Meeting

The Notice is set out on pages 6 to 8.

Yours sincerely

Harvey McGrath

Chairman

Notice of Annual General Meeting 2009

Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169), gives notice that the Annual General Meeting of the Company for the year 2009 (the Meeting) will be held in the Churchill Auditorium at The Queen Elizabeth II

Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 14 May 2009 at 11.00am for the transaction of the following business.

You will be asked to consider and pass the resolutions below. Resolutions 13 to 16 (inclusive) will be proposed as special resolutions. This means that for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution. All other resolutions will be proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

The Meeting will begin by considering and, if thought fit, passing the following resolutions as ordinary resolutions:

1. To receive and consider the Directors’ Report and the Financial Statements for the year ended

31 December 2008 with the related Auditor’s Report;

2. To approve the Directors' Remuneration Report for the year ended 31 December 2008;

3. To elect Harvey McGrath as a director;

4. To re-elect Mark Tucker as a director;

5. To re-elect Michael McLintock as a director;

6. To re-elect Nick Prettejohn as a director;

7. To re-appoint KPMG Audit Plc as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid;

8. To authorise the directors to determine the amount of the auditor's remuneration;

9. To declare a final dividend of 12.91 pence per ordinary share of the Company for the year ended

31 December 2008, which shall be payable on

22 May 2009 to shareholders on the register of members at the close of business on 14 April 2009;

Renewal of authority to allot ordinary shares

10. THAT, without prejudice to any other authority conferred on the directors by or pursuant to Article 12 of the Company’s Articles of Association, the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally relevant securities (as defined in Section 80 of the Companies Act 1985) be renewed in respect of ordinary shares for a period expiring at the earlier of 30 June 2010 (the last date by which the Company must hold an annual general meeting in 2010) or the conclusion of the annual general meeting of the Company in 2010 and for that period the section 80 amount in respect of the Company's ordinary shares shall be £41,611,000;

Additional authority to allot ordinary shares for rights issues

11. THAT the Board be authorised to allot relevant securities (as defined in the Companies Act 1985) comprising equity securities (as defined in the Companies Act 1985) up to a nominal amount of £83,223,000 (after deducting from such limit any relevant securities allotted under resolution 10 above) in connection with an offer by way of a rights issue: (a) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (b) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authority to apply until the earlier of 30 June 2010 (the last date by which the Company must hold an annual general meeting in 2010) or the conclusion of the annual general meeting of the Company in 2010 but so that the Company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement as if the authority had not ended; and

Renewal of authority to allot preference shares

12. THAT, without prejudice to any other authority conferred on the directors, the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally preference shares denominated in Sterling, Dollar or Euro be renewed for a period expiring five years from the date of this resolution and for that period the section 80 amount in respect of the Company’s preference shares shall be £20 million in respect of the Sterling Preference Shares, US$20 million in respect of the Dollar Preference Shares and ¤20 million in respect of the Euro Preference Shares.

The Meeting will then consider and, if thought fit, pass the following resolutions as special resolutions: Renewal of authority for disapplication of pre-emption rights

13. THAT the directors be and are hereby authorised to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the power conferred on the directors by Article 13 of the Company’s Articles of Association and for this purpose allotment of equity securities shall include a sale of relevant shares as provided in Section 94(3A) of that Act as if Section 89(1) of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 13(b) is £6,242,000 and (ii) the authority conferred by this resolution shall expire at the earlier of 30 June 2010 (the last date by which the Company must hold an annual general meeting in 2010) or the conclusion of the annual general meeting of the Company in 2010 and so that in connection with an allotment of shares pursuant to Article 13(a) the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

Renewal of authority for purchase of own shares

14. THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company’s Articles of Association and in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of five pence each in the capital of the Company provided that: (a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 249,680,000; (b) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; (c) the minimum price (exclusive of expenses) which may be paid for each ordinary share is five pence; (d) further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of the conclusion of the annual general meeting of the Company in 2010 or 18 months from the date of this resolution, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and (e) all ordinary shares purchased pursuant to said authority shall be either: a. cancelled immediately upon completion of the purchase; or b. be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985;

Amendments to Articles of Association –Companies Act 2006

15. THAT with effect from 00.01 on 1 October 2009: (a) the Articles of Association of the Company be amended by deleting all the provisions of the Company’s Memorandum of Association which, by virtue of Section 28 of the Companies Act 2006, are to be treated as part of the Company’s Articles of Association; and (b) the Articles of Association produced to the Meeting and initialled by the Chairman of the Meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association; and

Notice for general meetings

16. THAT a general meeting of the Company other than an annual general meeting may be called on not less than 14 clear days’ notice.

Other business

To transact any other business appropriate to be dealt with at an annual general meeting.

By order of the Board of directors

Peter Maynard

Company Secretary Prudential plc Laurence Pountney Hill London EC4R 0HH

Registered in England and Wales. No. 1397169

14 April 2009

Notes to Notice of Meeting

1. Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.

2. Members' attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:

– Completing and returning the enclosed Form of Proxy;

– Electronic proxy appointment by logging onto the Equiniti website www.sharevote.co.uk Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential holding details. Instructions are given on the website; or

– If you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the Company's registrar no later than 11.00am on 12 May 2009.

3. If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, please contact the Company’s registrar, Equiniti on 0871 384 2035.

4. To be valid any Form of Proxy or other instrument appointing a Form of Proxy must be received by post or (during normal business hours only) by hand at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6ZP no later than 11.00am on Tuesday 12 May 2009.

5. The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Meeting and voting in person if he/she wishes to do so.

6. Any person to whom this Notice is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights

(a Nominated Person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

7. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1, 2, 3 and 4 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company.

8. To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the Register of Members of the Company at 6.00pm on 12 May 2009 (or, in the event of any adjournment, 6.00pm on the date which is two days before the time of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

9. As at 27 March 2009 (being the latest practicable day prior to the publication of this Notice) the Company’s issued share capital consists of 2,496,947,688 ordinary shares, carrying one vote each. Therefore, the total number of voting rights in the Company as at

27 March 2009 is 2,496,947,688. The Company does not hold any shares in treasury. The issued share capital of the Company as at the date of the Meeting will be announced at the Meeting.

10. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual.

CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 11.00am on 12 May 2009.

For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

12. CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14. The Company will continue its practice of calling a poll on all resolutions at the Meeting. The voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting which will include votes cast for and against each resolution, will be announced at the Meeting and published on the Company's website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution, and ensures all votes cast either at the Meeting or through proxies are included in the result.

Shareholders will again be given the opportunity to put questions to the Board on matters relating to the Group’s operation and performance.

15. In order to facilitate voting by multiple corporate representatives at the Meeting, arrangements will be put in place at the Meeting so that (i) if a corporate shareholder has appointed the Chairman of the Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the Meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the Meeting but the corporate shareholder has not appointed the Chairman of the Meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Letters of Representation should clearly state the rights of corporate representatives to attend, speak or vote at the Meeting as the case may be, as the Company will follow the wording in such letters and no corporate representatives will be permitted to vote unless the Letter of Representation specifies this entitlement. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above. In particular, the Company notes the recommendation of the Institute of Chartered Secretaries and Administrators that corporate shareholders intending to vote part(s) of their shareholdings in different ways appoint proxies rather than corporate representatives.

Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at Laurence Pountney Hill, London EC4R 0HH, the registered office of the Company, on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Meeting, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, from 10.45am on 14 May 2009 until the conclusion of the Meeting: – copies of the service contracts and details of other benefits between the Prudential Group and the executive directors; – copies of the letters of appointment and details of other benefits between the Company and the non-executive directors; – a copy of the letter of appointment and details of other benefits between the Company and the Chairman; and – a copy of the proposed new Memorandum and Articles of Association of the Company, and a copy of the existing Memorandum and Articles of Association of the Company marked to show the changes being proposed in resolution 15.

Appendix 1 – Biographies of directors standing for election and re-election

Harvey McGrath

Chairman and Chairman of the Nomination Committee

Harvey McGrath has been an independent non-executive director of Prudential since 1 September 2008, and became Chairman and Chairman of the Nomination Committee on 1 January 2009. Harvey has a long and distinguished career in the international financial services industry. He started his career at Chase Manhattan Bank in London and New York. From 1980 to 2007 he worked for Man Group plc starting as Treasurer, then Finance Director, then President of Man Inc. in New York, before being appointed as Chief Executive of Man Group in London in 1990, and then Chairman in 2000. He left Man Group in 2007.

Harvey is also Chairman of the London Development Agency, which works for the Mayor of London, coordinating economic development and regeneration across the capital, and Vice Chairman of the London Skills and Employment Board, which is tasked with developing a strategy for adult skills in London. He is the former Chairman of both London First and the East London Business Alliance, and a Member of the International Advisory Board of the School of Oriental and African Studies.

Harvey is a trustee of a number of charities including New Philanthropy Capital, a research based charity which gives advice and guidance to donors and charities; the Royal Anniversary Trust which operates the Queen’s Anniversary Prizes for Higher and Further Education; ISS, which protects the rights and welfare of children and vulnerable adults across borders; icould, an online careers resource; and the Prince’s Teaching Institute, which promotes subject based professional development for teachers.

Mark Tucker ACA Group Chief Executive (until 30 September 2009)

Mark Tucker was re-appointed as an executive director of Prudential in May 2005, when he also became Group Chief Executive. From May 2004 to March 2005, he was Group Finance Director, HBOS plc and a director of Halifax plc. Previously, Mark was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential's businesses in the UK and US. Mark first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

Michael McLintock Executive director

Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in 1999. Michael joined M&G in 1992. He previously also served on the board of Close Brothers Group plc as a non-executive director (2001-2008). Since October 2008 he has been a Trustee of the Grosvenor Estate.

Nick Prettejohn Executive director

Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK & Europe since January 2006. He is also a board member of the ABI, Chairman of the Financial Services Practitioner Panel (having previously been Deputy Chairman), and a board member of the Royal Opera House. Previously, he was Chief Executive of Lloyd's of London from 1999 until 2005. Nick joined the Corporation of Lloyd's in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganised Lloyd's after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganisation in 1996, he became Managing Director of Lloyd's Business Development Unit and in 1998, he also assumed responsibility for Lloyd's North America business unit. Prior to his appointment to Lloyd's, Nick was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners.

Appendix 2 – Explanatory notes of principal changes to the Company’s Articles of Association

It is proposed in resolution 15 to adopt new Articles of Association (the New Articles) in order to update the Company’s current Articles of Association (the Current Articles) primarily to take account of changes in English company law brought about by the Companies Act 2006. The principal changes introduced in the New Articles are summarised in this Appendix 2. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the Companies Act 2006 have not been noted in this Appendix 2. The New Articles marked to show all the changes to the Current Articles are available for inspection, as noted on page 11 of this document and are available from the Company’s website: http://www.prudential.co.uk/prudential-plc/investors/ agminfo/2009/.

The Company’s objects

The provisions regulating the operations of the Company are currently set out in the Company’s Memorandum and Articles of Association. The Company’s Memorandum contains, among other things, the objects clause which sets out the scope of the activities the Company is authorised to undertake. This is drafted to give a wide scope.

The Companies Act 2006 significantly reduces the constitutional significance of a company’s memorandum. The Companies Act 2006 provides that a memorandum will record only the names of the original subscribers and the number of shares each subscriber agreed to take in the company. Under the Companies Act 2006 the objects clause and all other provisions which are currently contained in a company’s memorandum will be deemed to be contained in a company’s articles of association unless the company passes a special resolution to the contrary. Further the Companies Act 2006 states that unless a company’s articles provide otherwise, a company’s objects are unrestricted. This abolishes the need for companies to have objects clauses. The Company is proposing to remove its objects clause together with all other provisions of its Memorandum which, by virtue of the Companies Act 2006, are to be treated as forming part of the Company’s

Articles of Association as of 1 October 2009 to allow it to have the widest possible scope for its activities. Resolution 15(a) confirms the removal of these provisions for the Company. As the effect of this resolution will be to remove the statement currently in the Company’s Memorandum of Association regarding limited liability the New Articles also contain an express statement regarding the limited liability of shareholders.

Authorised share capital and unissued shares

The Companies Act 2006 abolishes the requirement for a company to have an authorised share capital. A consequence of resolution 15(a) would be the removal of this limitation from the Company’s constitution and the New Articles reflect this. Directors will still be limited as to the number of shares they can at any time allot because allotment authority continues to be required under the Companies Act 2006, save in respect of employee share schemes.

Redeemable shares

At present, if a company wishes to issue redeemable shares, it must include in its articles the terms and manner of redemption. The Companies Act 2006 enables directors to determine such matters instead provided they are so authorised by the company’s articles. The New Articles contain such an authorisation.

At the Company’s 2004 Annual General Meeting, the Company obtained authority to allot preference shares, which authority it is seeking to renew at this meeting. The directors have no immediate plans to make use of this authority, though it may at its sole discretion opt to do so pursuant to convertible debt instruments it issued in 2004. Certain terms of the unissued preference shares, including terms of redemption, are set out in the Current Articles. To permit the Board the maximum flexibility offered by the Companies Act 2006, these provisions have not been included in the New Articles. In the event such preference shares were to be allotted, the Board would attach appropriate rights in accordance with the Companies Act 2006 and the terms of the debt instruments.

Authority to purchase own shares, consolidate and sub-divide shares, and reduce share capital

Under the law currently in force a company requires specific enabling provisions in its articles to purchase its own shares, to consolidate or sub-divide its shares and to reduce its share capital or other undistributable reserves as well as shareholder authority to undertake the relevant action. The Current Articles include these enabling provisions. Under the Companies Act 2006 a company will only require shareholder authority to do any of these things and it will no longer be necessary for articles to contain enabling provisions. Accordingly, the relevant enabling provisions have been removed in the New Articles.

Use of seals

A company currently requires authority in its articles to have an official seal for use abroad. After 1 October 2009 such authority will no longer be required. Accordingly, the relevant authorisation has been removed in the New Articles.

For consistency with the Companies Act 2006 changes to the execution of documents by companies, the New Articles provide an alternative option for affixing a seal. Under the New Articles, when the seal is affixed to a document it may be signed by one authorised person in the presence of a witness, whereas previously the requirement was for signature by either a director and the secretary or two directors or such other person or persons as the directors may approve.

Vacation of office by directors

The Current Articles specify the circumstances in which a director must vacate office. The New Articles update these provisions to reflect the approach taken on mental and physical incapacity in the model articles for public companies produced by the Department for Business, Enterprise and Regulatory Reform.

Suspension of registration of share transfers

The Current Articles permit the directors to suspend the registration of transfers. Under the Companies Act 2006 share transfers must be registered as soon as practicable. The power in the Current Articles to suspend the registration of transfers is inconsistent with this requirement. Accordingly, this power has been removed in the New Articles.

Change of name

Currently, a company can only change its name by special resolution. Under the Companies Act 2006 a company will be able to change its name by other means provided for by its articles. To take advantage of this provision, the New Articles enable the directors to pass a resolution to change the Company’s name.

Prudential public limited company

Incorporated and registered in England and Wales

Registered office:

Laurence Pountney Hill London EC4R 0HH Registered number: 1397169 Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA) www.prudential.co.uk

Prudential plc

Annual General Meeting 2009 (the Meeting)

Attendance Card

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Prudential plc (the Company)

2008 final dividend and evergreen scrip dividend

The timetable for the 2008 final dividend is as follows:

19 March 2009 Announcement of 2008 full year results and final dividend

8 April 2009 Ordinary shares quoted ex-dividend

14 April 2009 Record date for the 2008 final dividend

17 April 2009 Calculation of scrip reference price which is expected to be based on the average price from 8 April 2009 to 16 April 2009 and will be displayed on the Company’s website

1 May 2009 Final date for receipt of Scrip Dividend Mandate Form for the 2008 final dividend

21 May 2009 Share certificates for scrip dividend, and dividend warrants posted by First Class post

22 May 2009 Dividend payment date, where applicable CREST member accounts are credited with new shares and cash

22 May 2009 First day of dealing in the new shares

Shareholders who have elected to receive the scrip dividend will receive shares instead of cash for the 2008 final dividend unless the election is cancelled in accordance with the terms of the Evergreen Scrip Dividend Scheme which are set out in the Evergreen Scrip Dividend Booklet.

Shareholders who have not elected and wish to join the Evergreen Scrip Dividend Scheme should download and complete a Scrip Dividend Mandate Form (a Mandate) from our website. It can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/. A Mandate can only be made in respect of your entire holding of shares in the capital of the Company. If you have submitted a Mandate but the directors decide not to offer the scrip dividend alternative in respect of any particular dividend a cash dividend will be paid to you in the usual way.

Any completed Mandate should be sent to the Company’s registrar, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA to be received by no later than 5.00pm on 1 May 2009. All Mandates received after this date will receive a cash dividend for the 2008 final dividend, but will participate in all future scrip dividends. The Evergreen Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scrip Dividend Scheme, can also be viewed and downloaded from our website. It can be accessed directly at the following address: http://www.prudential.co.uk/ prudential-plc/investors/shareholder_services/forms/. You may also obtain an Evergreen Scrip Dividend Booklet and Mandate in hard copy from the Company’s registrar by calling 0871 384 2268. Elections can be cancelled by written notice to the Company’s registrar.

You are reminded that the price of shares can go down as well as up. For your protection, the directors may (and absent mitigating circumstances intend to) cancel your Mandate and pay a cash dividend instead, if the middle market quotation as derived from the Daily Official List of the London Stock Exchange for the Company’s ordinary shares on 1 May 2009 has fallen by 15 per cent or more from the scrip reference price calculated on 17 April 2009.

Prudential plc

Annual General Meeting 2009

To be held at: The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 14 May 2009 at 11.00am.

Refreshments will be available from 10.30am and after the Meeting.

Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing.

By underground The nearest tube stations are St James’s Park and Westminster on the District and Circle lines. Westminster is also on the Jubilee line.

By bus Bus routes 24, 11 and 211 all stop nearby.

Please bring this Attendance Card with you to the Meeting.

Queen Elizabeth II Conference Centre

St James’s Park

Westminster

Birdcage Walk Great George Street Westminster Bridge

Main entrance

Parliament Square

Petty France

Tothill Street

St James’s Park

Victoria Station

Westminster Abbey

River Thames

Houses of Parliament

The The Queen Queen Elizabeth Elizabeth II II Conference Conference Centre, Centre operates Broad Sanctuary, a security Westminster, system. London SW1P 3EE Cameras and recording devices are not permitted in the auditorium.

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Annual report mailing

At the 2007 annual general meeting, a resolution was passed which allows the Company to communicate with shareholders by means of a website. The communications card sent with the 2007 proxy form (or in your welcome letter if you are a new shareholder) enabled shareholders to choose either (i) to continue to receive hard copies of the documentation sent to shareholders (including the Annual Report) or (ii) to receive a notification by post (or email if you have consented to receipt of notifications by electronic means) informing you that the documents are available on the Company’s website. If you did not send us either a completed communications card or the tear-off slip on the welcome letter, you were deemed in accordance with the Companies Act 2006 to have agreed to viewing the documents on the website and you would have not received an Annual Report with this mailing. The Annual Report can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/ investors/financialreports/2008/. We believe that using website communications will be of benefit to those shareholders who do not wish to be burdened with long documents, and to the Company, as it represents a considerable saving in printing and distribution costs. In addition, by reducing unnecessary printing, it will benefit the environment.

If you wish to change your instructions to receive future notifications by email rather than post, you can register at www.shareview.co.uk. Hard copy Annual Reports can be requested by calling the Company’s registrar, Equiniti Limited on 0871 384 2035.

Electronic proxy appointment

A proxy may also be appointed electronically as follows:

Electronic proxy appointment

An electronic proxy appointment may be made by logging onto Equiniti Limited’s website www.sharevote.co.uk. Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, the three sets of numbers printed at the top of page 4. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti Limited’s on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk, and clicking on the link to vote under your Prudential holding details. Instructions are given on the website.

Electronic voting through CREST

If you are a CREST member, you may use the CREST electronic proxy appointment service. The CREST Proxy Instruction must be properly authenticated in accordance with CREST specifications and must contain the information required for such instructions as set out in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by our agent (ID RA19) by the latest time(s) for receipt of proxy appointments.

IMPORTANT: In any case your instructions or Form of Proxy must be received by the Company’s registrar no later than 11.00am on 12 May 2009. Please note that any instruction sent in electronic form found to contain a computer virus will not be accepted.

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

Further details are included on pages 9 to 11 of the Notice of Annual General Meeting 2009 and Explanation of Business.

Prudential plc (the Company)

Annual General Meeting 2009 (the Meeting)

Notes

1 If you wish to attend the Annual General Meeting at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 14 May 2009 at 11.00am, please bring with you the Attendance Card. You may be asked to produce it to show you have the right to attend and speak or vote at the Meeting.

2 If you wish to vote at the Meeting but are unable to attend in person, you may appoint a proxy to exercise all or any of your rights to attend and to speak and vote on your behalf by completing the Form of Proxy overleaf. If you wish to appoint a proxy other than the Chairman, you should delete the words ‘the Chairman of the Meeting’ and enter the name of the proxy into the appropriate space on the Form of Proxy overleaf. If you sign and return the Form of Proxy with no name inserted in the box, the Chairman of the Meeting will be deemed to be your proxy.

3 You may appoint more than one proxy provided that each proxy is appointed in respect of the rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact our registrar, Equiniti Limited, by calling 0871 384 2035 to request further Forms of Proxy. Alternatively, you may photocopy this Form of Proxy. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are entitled to act as your proxy. Please also indicate by ticking the box at the end of the Form of Proxy if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

4 A proxy need not be a member of the Company.

Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the Meeting and are aware of your voting intentions. Appointment of a proxy does not preclude a member from attending the Meeting and voting in person.

Completion of Form of Proxy

5 If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes. If you select ‘Discretionary’ or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any additional or amended resolution that is put to the Meeting.

6 The ‘Vote withheld’ option is provided to enable you to abstain on any particular resolution. However it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

7 If your proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

8 The attention of joint holders is directed to the following extract from the Articles of Association of the Company: ‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.’

9 To appoint a proxy using the Form of Proxy overleaf, the form and any power of attorney or any other authority (or a copy of such authority certified notarially) under which it is signed must be:

— completed and signed;

— sent to Equiniti Limited using the envelope provided; and — received by Equiniti Limited not later than 48 hours before the time of the Meeting.

A corporation is requested to complete this form either by sealing it or by signing under the hand of its attorney or duly authorised officer.

Prudential plc (the Company) Annual General Meeting 2009 (the Meeting)

Form of Proxy

VOTING ID | TASK ID | SHAREHOLDER REFERENCE NUMBER

Before completing this form, please read the explanatory notes on page 3.

I/We, being a member of the Company, hereby appoint the Chairman of the Meeting OR the following person (see note 2 on page 3)

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 14 May 2009 at 11.00am and at any adjournment thereof. I/We have indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes like this ☒. I/We further authorise my/our proxy to vote on any other resolutions that may properly be put to the Meeting as my/our proxy thinks fit. If no indication is given, the proxy will vote or abstain at his/her discretion.

	For	Against	Vote withheld	Discretionary
1 To receive the Directors' Report and the Financial Statements	☐	☐	☐	☐
2 To approve the Directors' Remuneration Report	☐	☐	☐	☐
3 To elect as a director Mr H M McGrath	☐	☐	☐	☐
4 To re-elect as a director Mr M E Tucker	☐	☐	☐	☐
5 To re-elect as a director Mr M G A McLintock	☐	☐	☐	☐
6 To re-elect as a director Mr N E T Prettejohn	☐	☐	☐	☐
7 To re-appoint KPMG Audit Plc as auditor	☐	☐	☐	☐
8 To authorise the directors to determine the amount of the auditor's remuneration	☐	☐	☐	☐
9 To declare a final dividend of 12.91 pence per ordinary share of the Company	☐	☐	☐	☐
10 Ordinary resolution: renewal of authority to allot ordinary shares	☐	☐	☐	☐
11 Ordinary resolution: additional authority to allot ordinary shares for rights issues	☐	☐	☐	☐
12 Ordinary resolution: renewal of authority to allot preference shares	☐	☐	☐	☐
13 Special resolution: renewal of authority for disapplication of pre-emption rights	☐	☐	☐	☐
14 Special resolution: renewal of authority for purchase of own shares	☐	☐	☐	☐
15 Special resolution: amendments to Articles of Association – Companies Act 2006	☐	☐	☐	☐
16 Special resolution: notice for general meetings	☐	☐	☐	☐

☐ Please tick here if the appointment being made by this Form of Proxy is one of multiple appointments being made (see note 3 on page 3).

Signature | Date

1499-021-S

Prudential plc. Incorporated and registered in England and Wales. Registered number 1397169. Registered office: Laurence Pountney Hill, London EC4R 0HH.
Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD Res. 1 Res. 6 Res. 10 Res. 14 Res. 2 Res. 7 Res. 11 Res. 15 Res. 3 Res. 8 Res. 12 Res. 16 Res. 4 Res. 9 Res. 13 Res. 5 Mark box at right if you wish to give a discretionary proxy to the Chairman. PLEASE NOTE: Marking this box voids any other instructions indicated on this card for the Meeting. FOLD AND DETACH HERE Address Change Mark box and indicate changes/comments below: Date: PRUDENTIAL PLC TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF PRUDENTIAL PLC Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorised officer who should state his or her title. Sign Below

RESOLUTIONS

1. To receive the Directors' Report and the Financial Statements
2. To approve the Directors' Remuneration Report
3. To elect as a director Mr H M McGrath
4. To re-elect as a director Mr M E Tucker
5. To re-elect as a director Mr M G A McLintock
6. To re-elect as a director Mr N E T Prettejohn
7. To re-appoint KPMG Audit Plc as auditor
8. To authorise the directors to determine the amount of the auditor's remuneration
9. To declare a final dividend of 12.91 pence per ordinary share of the Company
10. Ordinary resolution: renewal of authority to allot ordinary shares
11. Ordinary resolution: additional authority to allot ordinary shares for rights issues
12. Ordinary resolution: renewal of authority to allot preference shares
13. Special resolution: renewal of authority for disapplication of pre-emption rights
14. Special resolution: renewal of authority for purchase of own shares
15. Special resolution: amendments to Articles of Association – Companies Act 2006
16. Special resolution: notice for general meetings

Prudential plc
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that an Annual General Meeting (the "Meeting") of Prudential plc (the "Company") will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, on Thursday, May 14, 2009, at 11:00 a.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to WITHHOLD from the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to WITHHOLD from the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to the Chairman. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., May 7, 2009. Only the registered holders of record at the close of business on April 9, 2009, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of April 9, 2009, hereby requests and authorises the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman, the underlying Ordinary Shares represented by your ADRs will be voted by such person at his or her discretion.

The 2008 Annual Report and Accounts is available at http://www.prudential.co.uk/prudential-plc/investors/agminfo/2009/

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., May 7, 2009.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

Prudential plc (the "Company")

PRUDENTIAL

Annual General Meeting 2009 (the "Meeting")

Form of Proxy - IRISH BRANCH REGISTER

IVC:

Before completing this form, please read the explanatory notes on reverse

I/We, being a member of the Company, hereby appoint the Chairman of the Meeting OR the following person (see note 2 on reverse)

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 14 May 2009 at 11.00am and at any adjournment thereof. I/We have indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes like this [X]. I/We further authorise my/our proxy to vote on any other resolutions that may properly be put to the Meeting as my/our proxy thinks fit. If no indication is given, the proxy will vote or abstain at his/her discretion.

	For	Against	Vote withheld	Discretionary
1. To receive the Directors' Report and the Financial Statements				
2. To approve the Directors' Remuneration Report				
3. To elect as a director Mr H M McGrath				
4. To re-elect as a director Mr M E Tucker				
5. To re-elect as a director Mr M G A McLintock				
6. To re-elect as a director Mr N E T Prettejohn				
7. To reappoint KPMG Audit Plc as auditor				
8. To authorise the directors to determine the amount of the auditor's remuneration				
9. To declare a final dividend of 12.91 pence per ordinary share of the Company				
10. Ordinary resolution: renewal of authority to allot ordinary shares				
11. Ordinary resolution: additional authority to allot ordinary shares for rights issues				
12. Ordinary resolution: renewal of authority to allot preference shares				
13. Special resolution: renewal of authority for disapplication of pre-emption rights				
14. Special resolution: renewal of authority for purchase of own shares				
15. Special resolution: amendments to Articles of Association – Companies Act 2006				
16. Special resolution: notice for general meetings				

Please tick here if the appointment being made by this Form of Proxy is one of multiple appointments being made (see note 3 overleaf).

Signature

Date

Prudential plc. Incorporated and registered in England and Wales. Registered number 1397169. Registered Office: Laurence Pountney Hill, London EC4R 0HH. Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Prudential plc (the “Company”)

Annual General Meeting 2009 (the “Meeting”)

Notes

1. The Annual General Meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 14 May 2009 at 11.00am. If you wish to attend please bring a copy of this Form of Proxy to act as your attendance card.

2. If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to exercise all or any of your rights to attend and to speak and vote on your behalf by completing the Form of Proxy overleaf. If you wish to appoint a proxy other than the chairman, you should delete the words ‘the Chairman of the Meeting’ and enter the name of the proxy into the appropriate space on the Form of Proxy overleaf. If you sign and return the Form of Proxy with no name inserted in the box, the Chairman of the Meeting will be deemed to be your proxy.

3. You may appoint more than one proxy provided that each proxy is appointed in respect of the rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Capita Registrars (Ireland) Limited on +3531 8102400 to request further Forms of Proxy. Alternatively, you may photocopy this Form of Proxy. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are entitled to act as your proxy. Please also indicate by ticking the box at the end of the Form of Proxy if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

4. A proxy need not be a member of the Company. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the Meeting and are aware of your voting intentions. Appointment of a proxy does not preclude a member from attending the Meeting and voting in person.

5. If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes. If you select ‘Discretionary’ or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any additional or amended resolution that is put to the Meeting.

6. The ‘Vote withheld’ option is provided to enable you to abstain on any particular resolution. However it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

7. If your proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy, If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

8. The attention of joint holders is directed to the following extract from the Articles of Association of the Company: ‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.’

9. To appoint a proxy using the Form of Proxy overleaf, the form and any power of attorney or any other authority (or a copy of such authority certified notarially) under which it is signed must be: (i) completed and signed; (ii) sent to Capita Registrars (Ireland) Limited, Unit 5, Manor Street Business Park, Manor Street, Dublin 7; and (iii) received by Capita Registrars (Ireland) Limited not later than 5:00pm on 11 May 2009.

A corporation is requested to complete this form either by sealing it or by signing under the hand of its attorney or duly authorised officer.

2008 final dividend and evergreen scrip dividend

The timetable for the 2008 final dividend is as follows:

19 March 2009 Announcement of 2008 full year results and final dividend.

08 April 2009 Ordinary shares quoted ex-dividend.

14 April 2009 Record date for the 2008 final dividend.

17 April 2009 Calculation of scrip reference price which is expected to be based on the average price from 8 April 2009 to

16 April 2009 and will be displayed on the Company’s website.

30 April 2009 Final date for receipt of Scrip Dividend Mandate Form for the 2008 final dividend.

21 May 2009 Share certificates for scrip dividend, and dividend warrants posted.

22 May 2009 Dividend payment date.

22 May 2009 First day of dealing in the new shares.

Shareholders who have elected to receive the scrip dividend will receive shares instead of cash for the 2008 final dividend unless the election is cancelled in accordance with the terms of the Evergreen Scrip Dividend Scheme which are set out in the Evergreen Scrip Dividend Booklet (see below).

Shareholders who have not elected and wish to join the Evergreen Scrip Dividend Scheme should download and complete an Irish Branch Register Scrip Dividend Mandate Form (a “Mandate”) from our website. It can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/. A Mandate can only be made in respect of your entire holding of shares in the capital of the Company. If you have submitted a Mandate but the directors decide not to offer the scrip dividend alternative in respect of any particular dividend a cash dividend will be paid to you in the usual way.

Any completed Mandate should be sent to the Company’s Irish Branch Register Registrar, Capita Registrars (Ireland) Limited, Unit 5, Manor Street Business Park, Manor Street, Dublin 7 to be received by no later than 5pm on 30 April 2009. All Mandates received after this date will receive a cash dividend for the 2008 final dividend, but will participate in all future scrip dividends. The Irish Branch Register Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scrip Dividend Scheme, can also be viewed and downloaded from our website. It can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/. You may also obtain an Evergreen Scrip Dividend Booklet and Mandate in hard copy from our registrar by calling +353 1 810 2400. Elections can be cancelled by written notice to the Company’s Irish Branch Register Registrar.

You are reminded that the price of shares can go down as well as up. For your protection, the directors may (and absent mitigating circumstances intend to) cancel your Mandate and pay a cash dividend instead, if the middle market quotation as derived from the Daily Official List of the London Stock Exchange for the Company’s ordinary shares on 1 May 2009 has fallen by 15 per cent or more from the scrip reference price calculated on 17 April 2009.